As filed with the Securities and Exchange Commission on October 10, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

INDEPENDENT BANK GROUP, INC.

(Exact name of registrant as specified in its charter)

Texas	6022	13-4219346
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

(972) 562-9004

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Mr. David R. Brooks

Chairman and Chief Executive Officer

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

(972) 562-9004

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Joseph A. Hoffman, Esq. Dudley Murrey, Esq. Andrews Kurth LLP 1717 Main Street, Suite 3700 Dallas, Texas 75201 (214) 659-4593	Mark Haynie, Esq. Haynie Rake Repass & Lowry, P.C. 14643 Dallas Parkway, Suite 550 Dallas, Texas 75254 (972) 716-1855	Charles E. Greef, Esq. Brian Marek, Esq. Hunton & Williams LLP 1445 Ross Avenue, Suite 3700 Dallas, Texas 75202 (214) 468-3331

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a nonaccelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.01 par value	329,268	$13.03	$4,288,467.68	$552.36

(1)	Represented the estimated maximum number of shares of Registrant common stock that could be issued in connection with the merger described herein.
(2)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(f)(2) and (f)(3) under the Securities Act by multiplying the book value of Live Oak Financial common stock of $23.85 per share as of September 30, 2013, by the maximum number of shares of Live Oak Financial common stock to be acquired by Registrant in the merger described herein, minus the cash portion of the merger consideration to be paid by the Registrant to the holder of shares of Live Oak Financial common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Independent may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 10, 2013

LIVE OAK FINANCIAL CORP.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

You are cordially invited to attend the special meeting of shareholders of Live Oak Financial Corp., or Live Oak Financial, to be held on                     , 2013, at 5:00 p.m., Central Time, at the offices of Live Oak State Bank, 3206 Live Oak Street, Dallas, Texas 75204. At this important special meeting, you will be asked to consider and vote on the approval of a reorganization agreement and related agreement and plan of merger, which provide for the acquisition of Live Oak Financial by Independent Bank Group, Inc., or Independent, through certain merger transactions. You may also be asked to adjourn the special meeting to a later date or dates, if the board of directors of Live Oak Financial determines it is necessary.

Under the terms of the reorganization agreement, if the reorganization agreement is approved and the merger is completed, all outstanding shares of Live Oak Financial common stock will be converted into an aggregate of 292,646 shares of Independent common stock and $10,000,000 in cash, subject in each case to adjustment under certain circumstances, as set forth in the reorganization agreement. Based on 598,948 shares of Live Oak Financial common stock outstanding as of October 7, 2013, holders of Live Oak Financial common stock will receive 0.4886 shares of Independent common stock (with cash in lieu of a fractional share) and $16.69 in cash, subject in each case to adjustment under certain circumstances, as set forth in the reorganization agreement, for each share of Live Oak Financial common stock that they own.

Independent’s common stock is listed on the NASDAQ Global Market under the symbol “IBTX.” The closing price of Independent’s common stock on October 7, 2013 was $35.99 per share. Based on the closing price of Independent common stock on October 7, 2013 of $35.99, shareholders of Live Oak Financial would receive merger consideration with a value of approximately $34.27 for each share of Live Oak Financial common stock that they own.

Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to Live Oak Financial. We cannot complete the merger unless we obtain the necessary government approvals and unless the holders of two-thirds of the outstanding shares of Live Oak Financial common stock approve the reorganization agreement. The board of directors of Live Oak Financial unanimously supports the merger and recommends that you vote in favor of the reorganization agreement and the related agreement and plan of merger.

The accompanying proxy statement/prospectus contains a more complete description of the special meeting and the terms of the reorganization agreement and the acquisition of Live Oak Financial. In addition to being a proxy statement of Live Oak Financial, this document is the prospectus of Independent for the shares of its common stock that will be issued in connection with the transaction. We urge you to review this entire document carefully, including the considerations discussed under “Risk Factors” beginning on page 26, and the appendices to the accompanying proxy statement/prospectus, which include the reorganization agreement and the related agreement and plan of merger. You may also obtain information about Independent from documents that Independent has filed with the Securities and Exchange Commission, or SEC.

Based on our reasons for the merger described in the accompanying proxy statement/prospectus, including the fairness opinion issued by our financial advisor, Sheshunoff & Co. Investment Banking, L.P., or Sheshunoff, our board of directors believes that the transaction is fair to you and in your best interests. Accordingly, our board of directors unanimously recommends that you vote “FOR” approval of the reorganization agreement and the related agreement and plan of merger.

We appreciate your continuing loyalty and support, and we look forward to seeing you at the special meeting.

Carl B. Schieffer

President, Live Oak Financial Corp.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities that Independent is offering through this document are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Proxy statement/prospectus dated                     , 2013 and first mailed to shareholders of Live Oak Financial on or about                     , 2013

HOW TO OBTAIN ADDITIONAL INFORMATION

Certain business and financial information about Independent included in documents filed with the SEC has not been included in or delivered with this document. This information is described on page 213 under “Where You Can Find More Information.” You can obtain free copies of this information by writing or calling:

Independent Bank Group, Inc. 1600 Redbud Boulevard, Suite 400 McKinney, Texas 75069-3257 Attention: Michelle S. Hickox Executive Vice President and Chief Financial Officer (972) 562-9004

To obtain timely delivery of the documents before the special meeting of Live Oak Financial, you must request the information by                     , 2013.

In addition, if you have questions about the merger or the special meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Carl B. Schieffer, Live Oak Financial’s President, at the following address or by calling the following telephone number:

Live Oak Financial Corp.

3206 Live Oak Street

Dallas, Texas 75204

(214)-841-9800

Live Oak Financial does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and accordingly does not file documents or reports with the SEC.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

This proxy statement/prospectus has been prepared as of                     , 2013. There may be changes in the affairs of Live Oak Financial or Independent since that date, which are not reflected in this document.

Live Oak Financial Corp. 3206 Live Oak Street Dallas, Texas 75204 (214)-841-9800

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Live Oak Financial:

The special meeting of shareholders of Live Oak Financial will be held on                     , 2013 at 5:00 p.m., Central Time, at the offices of Live Oak State Bank, 3206 Live Oak Street, Dallas, Texas 75204, for the following purposes:

1.    To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of August 22, 2013, by and between Independent Bank Group, Inc., or Independent, and Live Oak Financial Corp., or Live Oak Financial, and the related Agreement and Plan of Merger, by and between IBGLO Acquisition Corporation, or IBGLO, and Live Oak Financial and joined in by Independent or, collectively, the reorganization agreement, pursuant to which IBGLO (which is a wholly owned subsidiary of Independent) will merge with and into Live Oak Financial, all on and subject to the terms and conditions contained therein; and

2.    To consider and vote upon any proposal to adjourn the special meeting to a later date or dates, if the board of directors of Live Oak Financial determines such an adjournment is necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to constitute a quorum or to approve the reorganization agreement.

No other business may be conducted at the special meeting.

Only shareholders of Live Oak Financial of record as of 5:00 p.m., on                     , 2013, will be entitled to notice of and to vote at the special meeting and any adjournments thereof. The special meeting may be adjourned from time to time upon approval of Live Oak Financial’s shareholders without any notice other than by announcement at the meeting of the adjournment thereof, and any and all business for which notice is hereby given may be transacted at such adjourned meeting.

Shareholders of Live Oak Financial have the right to dissent from the merger and obtain payment in cash of the appraised fair value of their shares of Live Oak Financial common stock under applicable provisions of the Texas Business Organizations Code, or TBOC. In order for such a shareholder of Live Oak Financial to perfect his or her right to dissent, the shareholder must carefully follow the procedure set forth in the TBOC. A copy of the applicable statutory provisions of the TBOC is included as Appendix C to the accompanying proxy statement/prospectus and a summary of these provisions can be found under the caption “Proposal to Approve the Reorganization Agreement—Dissenters’ Rights of Live Oak Financial Shareholders.”

If you have any questions concerning the merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need help voting your shares of Live Oak Financial common stock, please contact Carl B. Schieffer, Live Oak Financial’s President, at (214) 841-9800.

By Order of the Board of Directors,

Willis I. Cottel, M.D.

Chairman of the Board

Dallas, Texas

                    , 2013

The board of directors of Live Oak Financial unanimously recommends that you vote FOR the proposals to approve the reorganization agreement and the adjournment of the special meeting, if necessary, among other things, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to constitute a quorum or to approve the reorganization agreement.

Your Vote is Very Important

A proxy card is enclosed. Whether or not you plan to attend the special meeting, please complete, sign and date the proxy card and promptly mail it in the enclosed envelope. You may revoke your proxy card in the manner described in the proxy statement/prospectus at any time before it is exercised. If you attend the special meeting, you may vote in person if you desire, even if you have previously returned your proxy card.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING	1

SUMMARY	7

The Companies	7
Proposed Merger	7
Terms of the Merger	8
Material U.S. Federal Income Tax Consequences	9
Opinion of Financial Advisor of Live Oak Financial	9
Independent Plans to Continue Payment of Quarterly Dividends	9

i

Recommendation of the Live Oak Financial Board of Directors	49

Shares Entitled to Vote, Quorum and Vote Required	50

REGULATION AND SUPERVISION	160

BUSINESS OF LIVE OAK FINANCIAL	173

MANAGEMENT	175

EXECUTIVE COMPENSATION AND OTHER MATTERS	184

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	193

BENEFICIAL OWNERSHIP OF LIVE OAK FINANCIAL COMMON STOCK BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF LIVE OAK FINANCIAL	197

BENEFICIAL OWNERSHIP OF INDEPENDENT COMMON STOCK BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF INDEPENDENT	198

ii

Appendix A—Agreement and Plan of Reorganization (including Exhibit A—Agreement and Plan of Merger)	1

Appendix B—Opinion of Sheshunoff & Co. Investment Banking, L.P.	B-1

Appendix C—Rights of Dissenting Owners: Chapter 10, Subchapter H of the Texas Business Organizations Code	C-1

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are some questions that you may have regarding the merger and the special meeting, and brief answers to those questions. Independent and Live Oak Financial advise you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the special meeting. Additional important information is also referred to under the caption “Where You Can Find More Information” beginning on page 213.

Q:	What are Live Oak Financial shareholders being asked to vote upon?

A:	Live Oak Financial is proposing to be acquired by Independent through certain merger transactions. As part of the overall transaction, the shareholders of Live Oak Financial are being asked to consider and vote on the following two proposals:

•	to approve an Agreement and Plan of Reorganization, dated as of August 22, 2013, by and between Independent Bank Group, Inc., or Independent, and Live Oak Financial Corp., or Live Oak Financial, and the related Agreement and Plan of Merger, by and between IBGLO Acquisition Corporation, or IBGLO, and Live Oak Financial and joined by Independent or, collectively, the reorganization agreement, pursuant to which IBGLO (which is a wholly owned subsidiary of Independent) will merge with and into Live Oak Financial; and

•	to adjourn the special meeting to a later date or dates, if the board of directors of Live Oak Financial determines it is necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to constitute a quorum or to approve the reorganization agreement .

No other business may be conducted at the special meeting.

Q:	What will happen in the merger?

A:	In the merger, IBGLO will be merged with and into Live Oak Financial, with Live Oak Financial being the surviving entity. Immediately following the merger, Live Oak Financial will be merged with and into Independent, with Independent being the surviving entity. Live Oak Financial will cease to exist after the merger with Independent occurs. Immediately following the merger of Live Oak Financial into Independent, Live Oak State Bank, or Live Oak Bank, will be merged with and into Independent Bank, with Independent Bank being the surviving entity. Live Oak Bank will cease to exist after the merger with Independent Bank occurs. Live Oak Bank is a commercial bank with its headquarters in Dallas, Texas, and a wholly owned subsidiary of Live Oak Financial. Independent Bank is a commercial bank headquartered in McKinney, Texas, and a wholly owned subsidiary of Independent. Upon the merger of IBGLO with and into Live Oak Financial, the shares of Live Oak Financial common stock will be converted into the right to receive the consideration described below. For ease of reference: (a) the merger of IBGLO with and into Live Oak Financial is referred to in this proxy statement/prospectus as the “initial merger;” (b) the merger of Live Oak Financial with and into Independent is referred to in this proxy statement/prospectus as the “subsequent merger” and collectively with the initial merger, the “Independent merger;” (c) the merger of Live Oak Bank with and into Independent Bank is referred to in this proxy statement/prospectus as the “bank merger;” and (d) the initial merger, the subsequent merger and the bank merger together are referred to in this proxy statement/prospectus collectively as the “merger.”

Q.	Why am I receiving this proxy statement/prospectus?

A:

Live Oak Financial is sending these materials to its shareholders to help them decide how to vote their shares of Live Oak Financial common stock with respect to the reorganization agreement and other matters to be considered at the special meeting. This document constitutes both a proxy statement of Live Oak Financial and a prospectus of Independent. It is a proxy statement because the board of directors of Live Oak Financial is soliciting proxies using this document from their shareholders. It is a prospectus because Independent is offering shares of its common stock in exchange for outstanding shares of Live Oak Financial common stock in the merger.

Q.	What is the aggregate amount of consideration to be paid by Independent in the transaction?

A:	Under the terms of the reorganization agreement, if the reorganization agreement is approved and the merger is completed, all outstanding shares of Live Oak common stock will be converted into an aggregate of 292,646 shares of Independent common stock and $10,000,000 in cash, subject in each case to adjustment under certain circumstances, as set forth in the reorganization agreement. Based on 598,948 shares of Live Oak Financial common stock outstanding as of October 7, 2013, and the closing price of Independent common stock on the NASDAQ Global Market of $35.99 on such date, the amount of total consideration to be paid by Independent is valued at approximately $20,532,000.

Q:	What consideration will Live Oak Financial shareholders receive as a result of the merger?

A:	Based on 598,948 shares of Live Oak Financial common stock outstanding as of October 7, 2013, holders of Live Oak Financial will receive 0.4886 shares of Independent common stock (with cash in lieu of a fractional share), or the per share stock consideration, and $16.69 in cash, subject in each case to adjustment under certain circumstances, as set forth in the reorganization agreement, for each share of Live Oak Financial common stock that they own.

The per share stock consideration will be subject to adjustment if the volume-weighted average of the daily average sales price per share of Independent common stock on the NASDAQ Global Market over a twenty consecutive trading day period ending on the third trading day prior to the closing date, or average sales price, is less than $30.76 or greater than $37.60. If the average sales price is less than $30.76, the per share stock consideration will be adjusted to be a fraction (rounded to the nearest ten thousandth) determined by dividing (i) $15.03 by (ii) the average sales price. However, a condition to each party’s respective obligation to consummate the merger is that the average sales price be at least $27.34 per share. If the average sales price is less than $27.34 per share either party may determine not to consummate the merger. If, on the other hand, the average sales price is greater than $37.60, the per share stock consideration will be adjusted to be a fraction (rounded to the nearest ten thousandth) determined by dividing (i) $18.37 by (ii) the average sales price. Therefore, the maximum aggregate value of shares of Independent common stock to be issued to Live Oak Financial shareholders is $11,000,000 and the minimum aggregate value of shares of Independent common stock to be issued to Live Oak Financial shareholders is $9,000,000. As of October 7, 2013, the closing sales price of Independent common stock was $35.99 per share.

The amount of aggregate cash consideration will be reduced if Live Oak Financial’s tangible book value is less than $13,000,000 as of the closing date. If, as of the closing date, Live Oak Financial’s tangible book value is less than $13,000,000, but equal to or more than $12,750,000, the aggregate cash consideration will be reduced by an amount equal to $13,000,000 minus Live Oak Financial’s tangible book value as of the closing date. If, as of the closing date, Live Oak Financial’s tangible book value is less than $12,750,000, the aggregate cash consideration will be reduced by an amount equal to the sum of (i) $250,000, plus (ii) the product of (x) $12,750,000 minus Live Oak Financial’s tangible book value as of the closing date, multiplied by (y) 1.54.

Q:	What is Live Oak Financial’s current tangible book value? Are there factors which could change the tangible book value prior to closing?

Live Oak Financial’s tangible book value was approximately $13.9 million as of June 30, 2013.

Tangible book value will increase or decrease by the amount of net income or net loss, respectively, of Live Oak Financial through closing. Further, in calculating tangible book value, unrealized gains or losses in Live Oak Bank’s securities portfolio are excluded. However, all costs and expenses of Live Oak Financial and Live Oak Bank related to the merger on an after-tax equivalent basis will be included as a deduction in the calculation of tangible book value. Management of Live Oak Financial estimates net income of approximately $750,000 from June 30, 2013 through December 31, 2013 and aggregate closing-related deductions to tangible book value of approximately $1,625,000. If these assumptions are correct, the amount of Live Oak Financial’s tangible book value will be approximately $13,025,000 at closing. This amount is only an estimate and is based upon several assumptions, many of which are beyond the control of Live Oak Financial. Accordingly, the actual amount of Live Oak Financial’s tangible book value may vary from this estimated amount.

Q:	Do Live Oak Financial shareholders have a choice of the form of consideration that they will receive in the merger?

A:	No. In accordance with the reorganization agreement, each share of Live Oak Financial common stock will be exchanged for the merger consideration, which is comprised of $16.69 per share in cash and 0.4886 shares of Independent common stock, subject in each case to adjustment under certain circumstances, as set forth in the reorganization agreement. See “Proposal to Approve the Reorganization Agreement—Terms of the Merger” beginning on page 52.

Q:	When do you expect the merger to be completed ?

A:	We are working to complete the merger during the fourth quarter of 2013, although delays could occur.

Q:	Are there any risks I should consider in deciding whether I vote for the reorganization agreement?

A:	Yes. Set forth under the heading of “Risk Factors,” beginning on page 26, are a number of risk factors that you should consider carefully.

Q:	When and where will Live Oak Financial special shareholders’ meeting be held?

A:	The Live Oak Financial special meeting is scheduled to take place at 5:00 p.m., Central Time, on , , 2013 at the offices of Live Oak State Bank, 3206 Live Oak Street, Dallas, Texas 75204.

Q:	Who is entitled to vote at the special meeting?

A:	The holders of record of Live Oak Financial common stock as of 5:00 p.m. on , 2013, which is the date that Live Oak Financial’s board of directors has fixed as the record date for the special meeting, are entitled to vote at the special meeting.

Q:	What are my choices when voting?

A:	With respect to each of the proposals, you may vote for the proposal, against the proposal or abstain from voting on the proposal.

Q:	What vote is required for approval of the reorganization agreement?

A:	Approval of the reorganization agreement by Live Oak Financial shareholders requires the affirmative vote of the holders of two-thirds of the shares of Live Oak Financial common stock outstanding as of 5:00 p.m. on , 2013, or 399,299 shares.

Q:	What votes are required to adjourn the special meeting ?

A:	To adjourn the special meeting, the affirmative vote of the holders of a majority of the shares of Live Oak Financial common stock cast at the meeting is required.

Q:	How does the board of directors of Live Oak Financial recommend that I vote at the special meeting ?

A:	The board of directors of Live Oak Financial unanimously recommends that the shareholders vote their shares as follows:

Item 1—FOR the approval of the reorganization agreement; and

Item 2—FOR the adjournment of the special meeting if the board of directors of Live Oak Financial determines it is necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to constitute a quorum or to approve the reorganization agreement.

Q:	Do I have any rights to avoid participating in the merger?

A:	You have the right to dissent from the merger and seek payment of the appraised fair value of your shares in cash as described in “Proposal to Approve the Reorganization Agreement—Dissenters’ Rights of Live Oak Financial Shareholders” beginning on page 86. In order for such a shareholder of Live Oak Financial to perfect his or her right to dissent, the shareholder must deliver to Live Oak Financial a written objection to the merger prior to the special meeting that states that such shareholder will exercise his or her right to dissent if the reorganization agreement is approved and the merger is completed, must vote his or her shares of Live Oak Financial common stock against approval of the reorganization agreement at the special meeting, must, not later than the 20th day after Independent sends such shareholder notice that the merger was completed, deliver to Independent a written demand for payment of the fair value of his or her shares of Live Oak Financial common stock that states the number and class of shares of Live Oak Financial common stock the shareholder owns, his or her estimate of the fair value of such stock and an address to which a notice relating to the dissent and appraisal procedures may be sent, and, not later than the 20th day after he or she makes that demand, submit to Independent the certificates representing his or her shares of Live Oak Financial common stock. The steps you must follow to perfect your right of dissent are described in greater detail under the caption “—Dissenters’ Rights of Live Oak Financial Shareholders” starting on page 86, and this discussion is qualified by that description and by the text of the provisions of the TBOC relating to rights of dissent set forth in Appendix C hereto. The appraised fair value of your shares of Live Oak Financial common stock may be more or less than the value of the Independent common stock and cash being paid in the merger. If the holders of more than 5% of the outstanding shares of Live Oak Financial common stock dissent from the merger, Independent has the right to terminate the reorganization agreement.

Q:	What happens if I transfer my shares after the record date for the special meeting?

A:	The record date for the special meeting is earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of Live Oak Financial common stock after the applicable record date, but prior to the merger, you will retain the right to vote at the special meeting, but the right to receive the merger consideration will transfer with the shares of stock.

Q:	What do I need to do now?

A:	After you have thoroughly read and considered the information contained in this proxy statement/ prospectus, you simply need to vote your shares of Live Oak Financial common stock at the special meeting. The process for voting your shares depends on how your shares are held. Generally you may hold shares as the “record holder” (that is, in your own name) or in “street name” (that is, through a nominee, such as a broker or a bank). If you hold shares in “street name,” you are considered the beneficial owner of those shares.

If you are a record holder, you may vote by proxy or you may attend the special meeting and vote in person. If you are a record holder and want to vote your shares by proxy, simply indicate on the proxy card(s) applicable to your shares of Live Oak Financial common stock how you want to vote and sign, date and mail your proxy card(s) in the enclosed pre-addressed postage-paid envelope as soon as possible, but in any event no later than immediately prior to the vote at the special meeting.

Your proxy card must be received by Live Oak Financial by no later than the time the polls close for voting at the special meeting for your vote to be counted at the meeting.

Voting your shares by proxy will enable your shares of Live Oak Financial common stock to be represented and voted at the special meeting if you do not attend the special meeting and vote your shares in person.

Q:	How will my shares be voted if I return a signed and dated proxy card, but don’t specify how my shares will be voted?

A:	The shares to which such proxy card relates will be voted FOR approval of the reorganization agreement and merger and FOR any adjournments of the meeting that the board of directors of Live Oak Financial deems necessary.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	If your broker has not provided to you a proxy that allows you to vote your shares that it holds for you, your broker may vote your shares on the merger proposal only if you provide instructions to your broker on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted, which will have the same effect as a vote against the proposal to approve the reorganization agreement and any proposal to adjourn the special meeting.

Q:	Can I attend the special meeting and vote in person?

A:	Yes. All Live Oak Financial shareholders are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If your shares are held in “street name,” then you are not the shareholder of record. In order for you to vote the shares that you beneficially own and that are held in “street name” in person at the special meeting, you must bring a legal proxy from the broker, bank or other nominee that was the record holder of your shares held in “street name” as of 5:00 p.m. on , 2013, confirming that you were the beneficial owner of those shares as of 5:00 p.m. on , 2013, stating the number of shares of which you were the beneficial owner that were held for your benefit at that time by that broker, bank or other nominee and appointing you as the record holder’s proxy to vote the shares covered by that proxy at the special meeting.

Q:	May I change my vote after I have submitted my proxy card?

A:	Yes. Regardless of the method used to cast a vote, if a Live Oak Financial shareholder is a holder of record, he or she may change his or her vote by:

•	delivering to Live Oak Financial prior to the special meeting a written notice of revocation addressed to: Corporate Secretary, Live Oak Financial Corp., 3206 Live Oak Street, Dallas, TX 75204;

•	completing, signing and returning a new proxy card with a later date before the date of the special meeting, and any earlier proxy will be revoked automatically; or

•	attending the special meeting and voting in person, and any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If your shares are held in “street name” and you wish to change any voting instructions you have previously given to the record holder of the shares of which you are the beneficial owner, you should contact the broker, bank or other nominee holding your shares in “street name” in order to direct a change in the manner your shares will be voted.

Q:	What happens if I abstain from voting or fail to instruct my broker to vote?

A:	If you are a record holder of Live Oak Financial common stock and you abstain from voting or fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, referred to as a broker nonvote, then the abstention or broker nonvote of shares of Live Oak Financial common stock will be counted towards a quorum at the special meeting, but such shares will have the same effect as a vote against the proposal to approve the reorganization agreement.

Q:	Should I send in my stock certificates now ?

A:	No. At least 20 days prior to the anticipated closing date of the merger, Wells Fargo Bank, National Association, Independent’s exchange agent, will send you written instructions for exchanging your stock certificates. You should not send your Live Oak Financial stock certificates with your proxy card.

Q:	Who can help answer my questions ?

A:	If you have additional questions about the merger, you should contact Carl B. Schieffer, President, Live Oak Financial Corp., 3206 Live Oak Street, Dallas, TX 75204, telephone (214) 841-9800.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. Independent urges you to carefully read this entire document and the other information that Independent refers to in this document. These documents will give you a more complete description of the items for consideration at the special meeting. For more information about Independent, see “Where You Can Find More Information” on page 213. Independent has included page references in this summary to direct you to other places in this proxy statement/prospectus where you can find a more complete description of the topics that Independent has summarized.

The Companies

Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

(972) 562-9004

Independent, a Texas corporation, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, or the BHC Act. Through Independent Bank, its wholly owned subsidiary bank, which is a Texas state bank, Independent provides a wide range of relationship driven, commercial banking products and services. Independent currently operates a total of 29 full-service banking centers in 26 communities, with 21 in the Dallas/Fort Worth metropolitan area, including McKinney, Dallas, Plano and Denton, and eight in the greater Austin, Texas area, including Austin and Waco. As of June 30, 2013, on a consolidated basis, Independent had total assets of $1.9 billion, total loans of $1.5 billion, total deposits of $1.5 billion and shareholders’ equity of $214 million.

On July 19, 2013, Independent announced that it entered into a definitive agreement to acquire Collin Bank, Plano, Texas, a Texas state chartered bank with total assets of $180.6 million, total deposits of $139.0 million and total equity capital of $25.1 million as of June 30, 2013. Collin Bank is a full service commercial bank with one office located on the Dallas North Tollway in Plano. The merger has been approved by the board of directors of both companies and is expected to close during the fourth quarter of 2013, although delays may occur. The transaction is subject to certain conditions, including the approval by shareholders of Collin Bank and customary regulatory approvals. See “Business of Independent—Pending Acquisition” beginning on page 102.

Live Oak Financial Corp.

3206 Live Oak Street

Dallas, TX 75204

(214) 841-9800

Live Oak Financial Corp., a Texas corporation, is a bank holding company registered under the BHC Act. Live Oak Bank is a wholly owned subsidiary bank of Live Oak Financial. Live Oak Bank is a full service commercial bank with one office located in Dallas, Texas. As of June 30, 2013, Live Oak Financial had total assets of $122.7 million, total deposits of $103.8 million, total net loans of $69.9 million and total shareholders’ equity of $13.9 million.

Proposed Merger

Independent has attached the reorganization agreement to this document as Appendix A. Please read the entire reorganization agreement, including the related agreement and plan of merger, attached thereto as Exhibit A. They are the legal documents that govern the merger.

Independent proposes to merge IBGLO Acquisition Corporation, or IBGLO, a wholly owned subsidiary of Independent, with and into Live Oak Financial. Live Oak Financial will be the surviving entity in the initial merger. Immediately following completion of the initial merger, Live Oak Financial will merge with and into Independent, with Independent continuing as the surviving bank. Live Oak Financial will cease to exist after the subsequent merger occurs. Immediately following the subsequent merger of Live Oak Financial with and into Independent, Live Oak Bank will be merged with and into Independent Bank, with Independent Bank being the surviving bank. Live Oak Bank will cease to exist after the bank merger occurs. The existing location of Live Oak Bank will become a banking center of Independent Bank. Independent expects to complete the merger in the fourth quarter of 2013, although delays could occur.

Terms of the Merger (page 52)

If Live Oak Financial shareholders approve the reorganization agreement and the merger is completed, all outstanding shares of Live Oak Financial common stock will be converted into an aggregate of 292,646 shares of Independent common stock and $10,000,000 in cash, subject in each case to adjustment under certain circumstances, as set forth in the reorganization agreement. Based on 598,948 shares of Live Oak Financial common stock outstanding as of October 7, 2013, holders of Live Oak Financial common stock will receive 0.4886 shares of Independent common stock (with cash in lieu of a fractional share) and $16.69 in cash, subject in each case to adjustment under certain circumstances, as set forth in the reorganization agreement, for each share of Live Oak Financial common stock that they own. Based on 598,948 shares of Live Oak Financial common stock outstanding as of October 7, 2013, and the closing price of Independent common stock on the NASDAQ Global Market of $35.99 on such date, the amount of total consideration to be paid by Independent is valued at approximately $20,532,000.

The per share stock consideration will be subject to adjustment if the volume-weighted average of the daily average sales price per share of Independent common stock on the NASDAQ Global Market over a twenty consecutive trading day period ending on the third trading day prior to the closing date, or average sales price, is less than $30.76 or greater than $37.60. If the average sales price is less than $30.76, the per share stock consideration will be adjusted to be a fraction (rounded to the nearest ten thousandth) determined by dividing (i) $15.03 by (ii) the average sales price. However, a condition to each party’s respective obligation to consummate the merger is that the average sales price be at least $27.34 per share. If the average sales price is less than $27.34 per share either party may determine not to consummate the merger. If, on the other hand, the average sales price is greater than $37.60, the per share stock consideration will be adjusted to be a fraction (rounded to the nearest ten thousandth) determined by dividing (i) $18.37 by (ii) the average sales price. Therefore, the maximum aggregate value of shares of Independent common stock to be issued to Live Oak Financial shareholders is $11,000,000 and the minimum aggregate value of shares of Independent common stock to be issued to Live Oak Financial shareholders is $9,000,000. As of October 7, 2013, the closing sales price for Independent common stock was $35.99 per share.

Further, the amount of aggregate cash consideration will be reduced if Live Oak Financial’s tangible book value is less than $13,000,000 as of the closing date. If, as of the closing date, Live Oak Financial’s tangible book value is less than $13,000,000, but equal to or more than $12,750,000, the aggregate cash consideration will be reduced by an amount equal to $13,000,000 minus Live Oak Financial’s tangible book value as of the closing date. If, as of the closing date, Live Oak Financial’s tangible book value is less than $12,750,000, the aggregate cash consideration will be reduced by an amount equal to the sum of (i) $250,000, plus (ii) the product of (x) $12,750,000 minus Live Oak Financial’s tangible book value as of the closing date, multiplied by (y) 1.54.

Fractional shares of Independent common stock will be paid in cash, without interest. The market price of Independent common stock will fluctuate from the date of this proxy statement/ prospectus to the date of completion of the merger, and these fluctuations could result in an adjustment to the proportion of the cash and stock consideration. Because of the possibility of an adjustment to the proportion of per share cash and stock consideration and the number of shares of Independent common stock, you will not know the exact number of shares of Independent common stock or the exact amount of cash you will receive in connection with the merger when you vote on the reorganization agreement.

Material U.S. Federal Income Tax Consequences (page 80)

The Independent merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as amended, or the Code, for U.S. federal income tax purposes, and the closing is conditioned upon the receipt by Independent of an opinion from Andrews Kurth LLP, counsel to Independent, and the receipt by Live Oak Financial of an opinion from Hunton & Williams LLP, counsel to Live Oak Financial, to the effect that the Independent merger so qualifies. This summary of U.S. federal income tax consequences assumes that the Independent merger will be consummated as described in the reorganization agreement and this proxy statement/prospectus and Independent and Live Oak Financial will not waive the opinion condition described in “Material U.S. Federal Income Tax Consequences of the Independent Merger—Tax Opinions.” The Independent merger will be treated for U.S. federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code. If the Independent merger qualifies as such a reorganization, the material U.S. federal income tax consequences of the Independent merger to U.S. holders of Live Oak Financial common stock will be as follows: holders of Live Oak Financial generally will recognize gain (but not loss) with respect to their Live Oak Financial common stock. The gain a U.S. holder of Live Oak Financial recognizes generally will equal the lesser of cash received (excluding any cash received in lieu of a fractional share of Independent common stock) or gain realized in the Independent merger. The amount of gain realized will equal the amount by which the cash plus the fair market value, at the effective time of the Independent merger, of the Independent common stock exceeds the adjusted tax basis in the Live Oak Financial common stock to be surrendered in exchange therefor.

For further information, please refer to “Material U.S. Federal Income Tax Consequences of the Independent Merger.” The U.S. federal income tax consequences described above may not apply to all holders of Live Oak Financial common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the Independent merger to you.

Opinion of Financial Advisor of Live Oak Financial (page 58)

Sheshunoff & Co. Investment Banking, L.P., or Sheshunoff, has delivered a written opinion to the board of directors of Live Oak Financial that, as of the date of the reorganization agreement, based upon and subject to certain matters stated in the opinion, the merger consideration is fair to the Live Oak Financial shareholders from a financial point of view. This opinion is attached to this proxy statement/prospectus as Appendix B. The opinion of Sheshunoff is not a recommendation to any Live Oak Financial shareholder as to how to vote on the proposal to approve the reorganization agreement. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by Sheshunoff in providing its opinion.

Independent Plans to Continue Payment of Quarterly Dividends (page 25 and page 199)

Independent paid a cash dividend of $0.06 per share in the third quarter of 2013 to its shareholders and, subject to applicable statutory and regulatory restrictions, intends to pay a cash dividend to its shareholders in the fourth quarter of 2013 and continue paying quarterly cash dividends following the merger.

Ownership of Independent After the Merger (page 197 and 198)

Pursuant to the reorganization agreement, Independent will issue 292,646 shares of its common stock to Live Oak Financial shareholders in connection with the merger, subject to adjustment under certain circumstances, as set forth in the reorganization agreement. Based on 12,076,927 shares of Independent common stock outstanding as of October 7, 2013, immediately after the merger, if Independent issues the maximum of 300,000 shares of Independent common stock that are potentially issuable to the shareholders of Collin Bank in connection with the proposed acquisition by Independent of Collin Bank, the former Live Oak Financial shareholders would own approximately 2.31% of the outstanding shares of Independent common stock if 292,646 shares of Independent common stock are issued in the merger. That ownership percentage will be reduced by any future issuances of shares of Independent common stock.

Market Prices of Independent Common Stock (page 199)

Shares of Independent common stock are quoted on the NASDAQ Global Market under the symbol “IBTX.” On August 21, 2013, the last trading day before the merger was announced, Independent common stock closed at $34.09 per share. On October 7, 2013, Independent common stock closed at $35.99 per share. The market price of Independent common stock will fluctuate prior to the merger. You should obtain the current stock quotations for Independent common stock on the NASDAQ Global Market prior to deciding how to vote. Shares of Live Oak Financial are not traded on any national securities exchange or on an established public trading market and no quotations of any market price exists for the Live Oak Financial shares.

Live Oak Financial Special Meeting (page 49)

The special meeting of shareholders of Live Oak Financial will be held on                 , 2013, at 5:00 p.m., Central Time, at the offices of Live Oak State Bank, 3206 Live Oak Street, Dallas, Texas 75204. At the special meeting, you will be asked to consider and vote on the following:

•	a proposal to approve the reorganization agreement, which provides for Independent to acquire Live Oak Financial through the merger of IBGLO, a wholly owned subsidiary of Independent, with and into Live Oak Financial; and

•	a proposal to adjourn the special meeting to a later date or dates, if the board of directors of Live Oak Financial determines such adjournment is necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to constitute a quorum or to approve the reorganization agreement.

Record Date Set at             , 2013; Two-Thirds Shareholder Vote Required to Approve the Reorganization Agreement (page 50 and 51)

You may vote at the special meeting of Live Oak Financial shareholders if you owned Live Oak Financial common stock of record as of 5:00 p.m. on             , 2013. You can cast one vote for each share of Live Oak Financial common stock you owned of record at that time. As of October 7, 2013, there were 598,948 shares of Live Oak Financial common stock outstanding.

Approval of the reorganization agreement requires the affirmative vote of the holders of two-thirds of the shares of Live Oak Financial common stock outstanding and entitled to vote as of 5:00 p.m. on the record date. If you fail to vote, it will have the effect of a vote against the reorganization agreement. The affirmative vote of the holders of a majority of the shares of Live Oak Financial common stock cast at the special meeting is required to approve the adjournment of the special meeting.

You may vote your shares of Live Oak Financial common stock by attending the special meeting and voting in person, by completing and mailing the enclosed proxy card. If you are the record holder of your shares, you can revoke your proxy at any time before the vote is taken at the special meeting by sending a written notice revoking the proxy or submitting a later-dated proxy to the Secretary of Live Oak Financial which must be received no later than immediately prior to the vote at the special meeting, or by voting in person at the special meeting. See “The Live Oak Financial Special Meeting—Voting” and “—Revocation of Proxies.”

Live Oak Financial’s Reasons for the Merger and Recommendations of Live Oak Financial’s Board (page 56)

Based on the reasons discussed elsewhere in this proxy statement/prospectus, including the fairness opinion of Sheshunoff, the board of directors of Live Oak Financial believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote FOR the proposal to approve the reorganization agreement. For a discussion of the circumstances surrounding the merger and the factors considered by Live Oak Financial’s board of directors in approving the reorganization agreement, see page 54.

Certain Shareholders of Live Oak Financial are Expected to Vote Their Shares For Approval of the Reorganization Agreement (page 80; Exhibit A to Appendix A)

The directors of Live Oak Financial have entered into an agreement to vote the shares of Live Oak Financial common stock that they control in favor of approval of the reorganization agreement. As of the record date, 195,927 shares of Live Oak Financial common stock, or approximately 32.71% of the outstanding shares of Live Oak Financial common stock entitled to vote at the special meeting, were bound by the voting agreement.

Effective Time of the Merger (page 66)

The merger of IBGLO with and into Live Oak Financial will become effective at the date and time specified in the certificate of merger to be filed with the Texas Secretary of State. If Live Oak Financial shareholders approve the reorganization agreement at the special meeting, and if all necessary regulatory approvals are obtained and the other conditions to the parties’ respective obligations to effect the merger are satisfied or are waived by the party entitled to do so, Independent anticipates that the merger will be completed in the late fourth quarter of 2013, although delays could occur.

Live Oak Financial and Independent cannot assure you that the necessary shareholder and regulatory approvals will be obtained or that the other conditions to completion of the merger can or will be satisfied.

Exchange of Live Oak Financial Stock Certificates (page 65)

Prior to the effective time of the merger, you will receive a letter and instructions from Wells Fargo Bank, National Association, acting in its role as Independent’s exchange agent, describing the procedures for surrendering your stock certificates representing shares of Live Oak Financial common stock in exchange for shares of Independent common stock and cash. The shares of Independent common stock issuable in exchange for the shares of Live Oak Financial common stock will be issued in book-entry form only and a holder’s shares of Independent common stock will be reflected in the shareholder’s account with Independent’s stock transfer agent. Independent will cause the exchange agent to mail the letter and instructions to the Live Oak Financial shareholders at least 20 days prior to the anticipated closing date of the merger. If a holder of certificates surrenders such certificates and a properly executed letter of transmittal to the exchange agent at least three business days prior to the closing date, then Independent will use commercially reasonably best efforts to cause the exchange agent to promptly, but no later than three business days following the closing date, deliver to such holder of certificates the merger consideration. If a holder of certificates surrenders such certificates and a properly executed letter of transmittal to the exchange agent at any time after three business days prior to the closing date, then Independent will use its commercially reasonable best efforts to cause the exchange agent to promptly, but in no event later than three business days following receipt of such certificates and letter of transmittal, deliver to such holder of certificates the merger consideration. You must carefully review and complete these transmittal materials and return them as instructed along with your stock certificates for Live Oak Financial common stock. Please do not send Live Oak Financial or Independent any stock certificates until you receive these instructions. Share certificates delivered to the exchange agent without a properly completed letter of transmittal will be rejected and returned for corrective action.

Conditions to Completion of the Merger (page 71)

The completion of the merger depends on a number of conditions being satisfied. These include, among others:

•	approval of the reorganization agreement by the shareholders of Live Oak Financial by the requisite vote;

•	accuracy of each party’s representations and warranties contained in the reorganization agreement as of the closing date of the merger;

•	receipt of all required governmental approvals of the merger and subsequent bank merger in a manner that does not impose any material requirement upon Independent or its subsidiaries, including any requirement to sell or dispose of any significant amount of assets, which is reasonably unacceptable to Independent;

•	receipt of all required consents, approvals, waivers and other assurances from nongovernmental third parties;

•	absence of certain litigation regarding either party;

•	absence of any material adverse change in the assets, properties, business or financial condition of either party since June 30, 2013;

•	performance or compliance in all material respects by each party with its respective covenants and obligations required by the reorganization agreement;

•	registration with the SEC of the shares of Independent common stock to be issued to shareholders of Live Oak Financial;

•	authorization for listing on the NASDAQ Global Market of the shares of Independent common stock to be issued to shareholders of Live Oak Financial;

•	Live Oak Financial’s minimum tangible book value, as of the closing date, being at least $12,500,000;

•	Live Oak Financial’s allowance for loan losses, as of the closing date, being equal to at least $1,140,000;

•	the volume-weighted average of the daily average sales price per share of Independent common stock on the NASDAQ Global Market over a twenty consecutive trading day period ending on the third trading day prior to the closing date (i.e., the average sales price) being at least $27.34;

•	termination of all Live Oak Financial employee benefit plans;

•	delivery of the merger consideration by Independent;

•	the receipt by Live Oak Financial of an opinion from Hunton & Williams LLP to the effect that for federal income tax purposes (i) the initial merger and the subsequent merger, together, will be treated as a reorganization within the meaning of § 368(a) of the Code, and (ii) each of Independent and Live Oak Financial will be a party to such reorganization within the meaning of § 368(b) of the Code; and

•	the receipt by Independent of an opinion from Andrews Kurth LLP to the effect that for federal income tax purposes the initial merger and the subsequent merger, together, will be treated as a reorganization within the meaning of § 368(a) of the Code, (ii) each of Independent and Live Oak Financial will be a party to such reorganization within the meaning of § 368(b) of the Code; (iii) the bank merger will be treated as a reorganization within the meaning of § 368(a) of the Code, and (iv) each of Independent Bank and Live Oak Bank will be a party to such reorganization within the meaning of § 368(b) of the Code.

Additionally, the completion of the merger depends on the execution of the following agreements, but those agreements will not become effective until the effective time of the merger:

•	execution of an employment agreement by each of Carl Schieffer, Harlan Bilton and Danny Oberst;

•	execution of releases from each of the directors and certain officers of Live Oak Financial and Live Oak Bank, releasing Live Oak Financial and Live Oak Bank and their respective successors from any and all claims of such directors and officers, subject to certain limited exceptions;

•	execution of support agreements by each of the directors of Live Oak Financial, agreeing to support, and not compete with, the business of Independent Bank; and

•	execution of resignations from each of the directors of Live Oak Financial and Live Oak Bank, resigning from the board of directors of Live Oak Financial and Live Oak Bank.

Any condition to the completion of the merger other than regulatory approval may be waived in writing by the party to the reorganization agreement entitled to the benefit of such condition. A party to the reorganization agreement could choose to complete the merger even though a condition has not been satisfied, as long as permitted by law. Independent cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals Required (page 85)

The acquisition of Live Oak Financial by Independent requires the approval of the Board of Governors of the Federal Reserve System, or Federal Reserve. In addition, the bank merger requires the approval of the Federal Deposit Insurance Corporation, or the FDIC, and the Texas Department of Banking, or TDB. On September 27, 2013, Independent, Independent Bank and Live Oak Bank filed applications with the Federal Reserve, the FDIC and the TDB to obtain approval of the transaction. Independent expects to obtain all necessary regulatory approvals, although Independent cannot be certain if or when Independent will obtain them.

Amendments or Waiver (page 77)

Independent and Live Oak Financial may amend the reorganization agreement and each party may waive its right to require the other party to adhere to any term or satisfy any condition of the reorganization agreement. However, the merger consideration to be received by the shareholders of Live Oak Financial pursuant to the terms of the reorganization agreement may not be decreased after the approval of the reorganization agreement without the further approval of the Live Oak Financial shareholders.

No Solicitation (page 70)

Pursuant to the reorganization agreement, Live Oak Financial agreed that it will not, and that it will direct and use its commercially reasonable best efforts to cause its employees, directors, officers, financial advisors or agents not to, and not to propose to, solicit, knowingly encourage, initiate or participate in any negotiations or discussions with any third party with respect to any proposal that could reasonably be expected to lead to an acquisition proposal, disclose to any third party any information concerning the business, properties, books or records of it in connection with any acquisition proposal, or cooperate with any third party to make any acquisition proposal. Promptly upon receipt of any unsolicited offer, Live Oak Financial will communicate to Independent the terms of any proposal or request for information and the identity of the parties involved.

Provided that Live Oak Financial has complied with the foregoing restrictions, if after the date of the reorganization agreement and prior to obtaining shareholder approval of the merger, Live Oak Financial receives a bona fide, unsolicited written acquisition proposal, it may engage in negotiations and discussions with, and furnish any information and other access to, any person making such acquisition proposal if, and only if, Live Oak Financial’s board of directors determines in good faith, after consultation with outside legal and financial advisors, that such acquisition proposal is or is reasonably capable of becoming an offer superior to the merger with Independent and the failure of Live Oak Financial’s board of directors to furnish such information or access or enter into such discussions or negotiations would reasonably be expected to be a violation of its fiduciary duties to the shareholders of Live Oak Financial; provided that it obtains an appropriately executed confidentiality agreement.

Termination of the Reorganization Agreement (page 78)

Independent and Live Oak Financial can mutually agree at any time to terminate the reorganization agreement without completing the merger. In addition, either Independent or Live Oak Financial may decide, without the consent of the other, to terminate the reorganization agreement if:

•	the conditions to such party’s obligations to close have not been satisfied on or before December 31, 2013; subject to a thirty-day extension for the receipt of regulatory approvals and provided that the terminating party is not in breach of the reorganization agreement;

•	the required regulatory approvals have not been obtained; or

•	if the reorganization agreement is not approved by the shareholders of Live Oak Financial at the special meeting.

Live Oak Financial may terminate the reorganization agreement, without the consent of Independent, if:

•	Independent breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the reorganization agreement or any other agreement contemplated by the reorganization agreement, and such failure has not been cured within a period of 30 calendar days after written notice from Live Oak Financial; or

•	at any time prior to the Live Oak Financial special meeting in order to enter into, concurrently with such termination, an acquisition agreement or similar agreement with respect to a superior proposal that has been received and considered by Live Oak Financial and the Live Oak Financial board in accordance with all of the requirements of the reorganization agreement; or

•	there has been any material adverse change in the assets, properties, business or financial condition of Independent since June 30, 2013.

In addition, Independent may terminate the reorganization agreement, without the consent of Live Oak Financial, if:

•	Live Oak Financial breaches or fails to perform in any material respect any of its representations, warranties or agreements contained in the reorganization agreement or any other agreement contemplated by the reorganization agreement, and such failure has not been cured within a period of 30 calendar days after written notice from Independent;

•	the Live Oak Financial board has (i) recommended to the shareholders of Live Oak Financial that they tender their shares in a tender or exchange offer commenced by an unaffiliated third party for more than 15% of the outstanding Live Oak Financial common stock, (ii) effected a change in the board’s recommendation regarding the merger or recommended to the Live Oak Financial shareholders acceptance or approval of any alternative acquisition proposal, (iii) notified Independent in writing that Live Oak Financial is prepared to accept a superior proposal or (iv) resolved to do the foregoing;

•	any of the following have occurred with respect to environmental matters regarding Live Oak Financial: (a) the factual substance of any representations and warranties of Live Oak Financial in the reorganization agreement is not materially true and accurate, (b) the results of any environmental inspection or other environmental survey by Independent are disapproved by Independent because such inspection or survey identifies a material or potential material violation of applicable environmental laws, (c) Live Oak Financial refuses to allow such inspection or survey in a manner that Independent reasonably considers necessary, (d) such inspection or survey identifies an event, condition or circumstance that would or potentially could reasonably be expected to require a material remedial or cleanup action or result in a material adverse change in the assets, properties, business or financial condition of Live Oak Financial, (e) such inspection or survey reveals the presence of any underground or above ground storage tank in, on or under any real property owned or leased by Live Oak Financial or Live Oak Bank that is not shown to be in material compliance with all applicable environmental laws, or that has had a release of petroleum or some other hazardous material that has not been cleaned up to the satisfaction of the relevant governmental authority or any other party with a right to compel such cleanup, or (f) such inspection or survey identifies the presence of any asbestos-containing material in, on or under any real property owned or leased by Live Oak Financial or Live Oak Bank, the removal of which could reasonably be expected to result in a material adverse change in the assets, properties, business or financial condition of Live Oak Financial, subject, in the case of each of the foregoing, to notice and the right of Live Oak Financial to satisfactorily correct any such matter;

•	Independent determines, in good faith after consulting with counsel, there is a substantial likelihood that any necessary regulatory approval will not be obtained or will be obtained only upon one or more conditions that make it inadvisable to proceed with the transactions; or

•	there has been any material adverse change in the assets, properties, business or financial condition of Live Oak Financial or Live Oak Bank since June 30, 2013.

Termination Fee and Expense Reimbursements (page 79)

To compensate Independent for entering into the reorganization agreement, taking actions to consummate the transactions contemplated by the reorganization agreement and incurring the related costs and expenses and other losses and expense, including foregoing the pursuit of other opportunities, Live Oak Financial has agreed to pay Independent a $800,000 termination fee if the reorganization agreement is terminated:

•	by Live Oak Financial because it receives an alternative acquisition proposal and, under certain terms and conditions, determines that it is a superior proposal to that of the reorganization agreement taking into account any adjustment made by Independent to the merger consideration, provided that Independent is not in material breach of any covenant or obligation under the reorganization agreement;

•	by either Independent or Live Oak Financial if the Live Oak Financial shareholders do not approve the reorganization agreement and the merger at the special meeting and either (i) at the time of such disapproval, there exists an acquisition proposal with respect to Live Oak Financial other than that of Independent that has not been withdrawn prior to the special meeting or (ii) within 12 months of the termination of the reorganization agreement, Live Oak Financial enters into a definitive agreement with any third party with respect to any acquisition proposal; or

•	by Independent if the Live Oak Financial board has (i) recommended to the Live Oak Financial shareholders that they tender their shares in a tender or exchange offer commenced by an unaffiliated third party for more than 15% of the outstanding Live Oak Financial common stock, (ii) effected a change in the board’s recommendation regarding the merger or recommended to the Live Oak Financial shareholders acceptance or approval of any alternative acquisition proposal, (iii) notified Independent in writing that Live Oak Financial is prepared to accept a superior proposal or (iv) resolved to do the foregoing.

Some of the Directors and Officers of Live Oak Financial Have Financial Interests in the Merger that Differ from Your Interests (page 79)

Some of the directors and officers of Live Oak Financial have interests in the merger that differ from, or are in addition to, their interests as shareholders of Live Oak Financial. These interests include:

•	each of Carl Schieffer, Harlan Bilton and Danny Oberst is an executive officer of Live Oak Financial and has a change in control agreement with Live Oak Bank that provides, among other things, upon a change in control transaction, the executive officer will be entitled to receive a lump sum severance payment equal to two times the amount of his respective base salary, Live Oak Bank will make change in control payments to these officers in connection with the completion of the merger.

•	as a condition to the merger, Independent has required that each of Carl Schieffer, Harlan Bilton and Danny Oberst enter into an employment agreement, effective upon completion of the merger, that includes noncompetition and nonsolicitation obligations with Independent Bank and pursuant to which the executive officer is entitled to receive a salary, annual bonus and certain additional incentives from Independent Bank; and

•	the directors and officers of Live Oak Financial will receive indemnification from Independent for a period of three years after completion of the merger to the same extent and subject to the conditions set forth in the articles of incorporation and bylaws of Live Oak Financial and continued director and officer liability coverage for a period of three years after completion of the merger.

Comparison of Rights of Shareholders of Live Oak Financial and Independent (page 207)

Live Oak Financial is a Texas corporation that is a registered bank holding company, and the rights of shareholders of Live Oak Financial are governed by Texas law and Live Oak Financial’s articles of incorporation and bylaws. Independent is a Texas corporation that is a registered bank holding company, and the rights of Independent’s shareholders are governed by Texas law and Independent’s certificate of formation and bylaws. Upon completion of the merger, shareholders of Live Oak Financial will become shareholders of Independent and their rights as shareholders of Independent will be governed by Independent’s certificate of formation and bylaws, in addition to Texas law. Independent’s certificate of formation and bylaws will not be amended in the merger, but could be later restated, amended or, as regards the bylaws, repealed.

Dissenters’ Rights of Appraisal in the Merger (page 86)

As a shareholder of Live Oak Financial, you have the right under Texas law to dissent from the merger and have the appraised fair value of your shares of Live Oak Financial common stock as of the date immediately preceding the effective date of the merger paid to you in cash. The appraised fair value may be more or less than the value of the shares of Independent common stock and cash shareholders of Live Oak Financial will receive for their Live Oak Financial shares in the merger.

Persons having beneficial interests in Live Oak Financial common stock held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to take the actions required under Texas law to exercise their dissenter’s rights.

In order to dissent, you must carefully follow the requirements of the TBOC, including providing Live Oak Financial, prior to the special meeting, with a written objection to the merger that states that you will exercise your right to dissent if the Live Oak Financial shareholders approve the reorganization agreement and the merger is completed. These steps for perfecting your right of dissent are summarized under the caption “—Dissenters’ Rights of Live Oak Financial Shareholders” on page 86. The provisions of the TBOC pertaining to dissenters’ rights are attached to this proxy statement/prospectus as Appendix C and the summaries of those provisions in this proxy statement/prospectus should be read in conjunction with, and are qualified by, those provisions of the TBOC.

If you intend to exercise dissenters’ rights, you should read the provisions of the TBOC governing dissenters’ rights carefully and consult with your own legal counsel. You should also remember that if you return a signed proxy card, but fail to provide instructions as to how your shares of Live Oak Financial common stock are to be voted, you will be considered to have voted in favor of the reorganization agreement. In that event, you will not be able to assert dissenters’ rights.

If the Live Oak Financial shareholders approve the reorganization agreement, a holder of Live Oak Financial common stock who delivers to the president and the secretary of Live Oak Financial a written objection to the merger prior to the special meeting that states that such holder will exercise his or her right to dissent if the reorganization agreement is approved and the merger is completed and includes an address for notice of the effectiveness of the merger, who votes his or her shares of Live Oak Financial common stock against approval of the reorganization agreement at the special meeting, who, not later than the 20th day after Independent sends such holder notice that the merger was completed, delivers to the president and secretary of Independent a written demand for payment of the fair value of his or her shares of Live Oak Financial common stock that states the number and class of shares of Live Oak Financial common stock such holder owns, his or her estimate of the fair value of such stock and an address to which a notice relating to the dissent and appraisal procedures may be sent, and who, not later than the 20th day after he or she makes that demand for payment, submits to Independent the certificates representing his or her shares of Live Oak Financial common stock will be entitled under the TBOC to receive the appraised fair value of his or her shares of Live Oak Financial common stock, as of the date immediately prior to the effective date of the merger, in cash under the TBOC.

Pending Acquisition (page 102)

On July 19, 2013, Independent announced that it entered into a definitive agreement to acquire Collin Bank, Plano, Texas, a Texas state chartered bank with total assets of $180.6 million, total deposits of $139.0 million and total equity capital of $25.1 million as of June 30, 2013. Collin Bank is a full service commercial bank with one office located on the Dallas North Tollway in Plano, Texas.

Under the terms of the definitive agreement, Collin Bank shareholders will receive approximately $10.00 per share for each outstanding share of Collin Bank common stock. Approximately 65% of the consideration is payable in cash and 35% is payable in shares of Independent common stock, subject to a maximum issuance to Collin Bank shareholders of 300,000 shares of Independent common stock, with the exchange ratio set three trading days prior to the closing by utilizing the average daily sales price of shares of Independent common stock over a twenty day trading period. Based on the number of shares of Collin Bank common stock currently outstanding, the amount of total consideration to be paid by Independent is currently valued at approximately $29.1 million.

The merger has been approved by the board of directors of both companies and is expected to close during the fourth quarter of 2013, although delays may occur. The transaction is subject to certain conditions, including the approval by shareholders of Collin Bank and customary regulatory approvals.

SELECTED FINANCIAL INFORMATION OF INDEPENDENT

The following selected historical consolidated financial information of Independent as of and for the six months ended June 30, 2013 and 2012 has been derived from Independent’s unaudited consolidated financial statements as of and for the six months ended June 30, 2013 and 2012 appearing elsewhere in this proxy statement/prospectus, the following selected consolidated financial information of Independent as of and for the years ended December 31, 2012, 2011 and 2010 has been derived from Independent’s audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus, and the selected consolidated financial information as of and for the year ended December 31, 2009, has been derived from Independent’s audited consolidated financial statements not appearing in this proxy statement/prospectus.

You should read the following financial information relating to Independent in conjunction with other information contained in this proxy statement/prospectus, including the information set forth under “Independent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Independent and related accompanying notes included elsewhere in this proxy statement/prospectus. Independent’s historical results for any prior period are not necessarily indicative of results to be expected in any future period, and Independent’s historical results for the six months ended June 30, 2013 are not necessarily indicative of its results to be expected for all of 2013. As described elsewhere in this proxy statement/prospectus, Independent has consummated several acquisitions in recent fiscal periods. The results and other financial information of those acquired operations are not included in the table below for the periods prior to their respective acquisition dates and, therefore, the results for these prior periods are not comparable in all respects and may not be predictive of Independent’s future results. In addition, the selected financial information in the table immediately below does not include, on any basis, the results or financial condition for any period or as of any date of Live Oak Financial or of any other entity the acquisition of which may be consummated by Independent after June 30, 2013.

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2013	2012	2012	2011	2010	2009
(dollars in thousands except per share)	(unaudited)
Selected Income Statement Data
Interest income	$42,526	$33,222	$71,890	$59,639	$51,734	$48,747
Interest expense	6,461	6,615	13,337	13,358	13,669	15,721
Net interest income	36,065	26,607	58,553	46,281	38,065	33,026
Provision for loan losses	2,109	1,242	3,184	1,650	4,043	3,446
Net interest income after provision for loan losses	33,956	25,365	55,369	44,631	34,022	29,580
Noninterest income (excluding acquisition gains)	5,158	3,525	9,168	7,708	5,464	5,212
Gain on acquisitions	—	—	—	—	6,692	—
Noninterest expense	27,307	22,095	47,160	38,639	33,062	27,136
Net income	11,807	6,795	17,377	13,700	13,116	7,656
Pro forma net income(1) (unaudited)	7,936	4,750	12,147	9,357	8,775	5,189
Per Share Data (Common Stock)(2)
Earnings:
Basic	$1.14	$0.92	$2.23	$2.00	$1.95	$1.29
Diluted(3)	1.13	0.92	2.23	2.00	1.95	1.29
Pro forma earnings:(1) (unaudited)
Basic	0.78	0.64	1.56	1.37	1.31	0.87
Diluted(3)	0.78	0.64	1.56	1.37	1.31	0.87
Dividends(4)	0.65	0.45	1.12	0.89	0.63	0.57
Book value(5)	17.75	14.02	15.06	12.55	11.13	9.43
Tangible book value(6)	15.13	10.50	11.19	10.53	9.02	7.44
Selected Period End Balance Sheet Data
Total assets	$1,905,851	$1,476,554	$1,740,060	$1,254,377	$1,098,216	$905,115
Cash and cash equivalents	126,519	50,129	102,290	56,654	86,346	58,089
Securities available for sale	110,932	95,746	113,355	93,991	52,611	3,182
Total loans (gross)	1,520,373	1,185,369	1,378,676	988,671	860,128	724,709
Allowance for loan losses	12,762	9,894	11,478	9,060	8,403	6,742
Goodwill and core deposit intangible	31,641	27,628	31,965	13,886	14,453	13,136
Other real estate owned	8,182	8,696	6,847	8,392	7,854	5,623
Adriatica real estate owned(7)	9,656	9,727	9,727	16,065	—	—
Noninterest-bearing deposits	261,618	190,612	259,664	168,849	133,307	114,880
Interest-bearing deposits	1,223,511	1,011,153	1,131,076	861,635	794,236	608,672
Borrowings (other than junior subordinated debentures)	181,094	145,411	201,118	118,086	75,656	101,682
Junior subordinated debentures(8)	18,147	14,538	18,147	14,538	14,538	14,538
Total stockholders’ equity	214,182	109,951	124,510	85,997	76,044	62,479

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2013	2012	2012	2011	2010	2009
Selected Performance Metrics(9)
Return on average assets(10)	1.29%	0.99%	1.17%	1.16%	1.35%	0.87%
Return on average equity(10)	13.17	13.80	16.54	17.36	19.19	15.75
Pro forma return on average assets(1)(10) (unaudited)	0.89	0.69	0.82	0.79	0.91	0.59
Pro forma return on average equity(1)(10) (unaudited)	9.04	9.65	11.56	11.86	12.84	10.68
Net interest margin(11)	4.40	4.36	4.40	4.42	4.43	4.29
Efficiency ratio(12)	66.24	73.33	69.64	71.57	75.95	70.97
Dividend payout ratio(13)	11.65	14.44	11.89	13.26	13.54	20.04
Credit Quality Ratios
Nonperforming assets to total assets	1.27%	2.30%	1.59%	2.85%	2.19%	1.92%
Nonperforming loans to total loans(14)	0.43	0.81	0.81	1.14	1.89	1.62
Allowance for loan losses to nonperforming loans(14)	198.14	103.63	104.02	80.32	51.93	57.61
Allowance for loan losses to total loans	0.84	0.84	0.83	0.92	0.98	0.93
Net charge-offs to average loans outstanding (unaudited)	0.12	0.08	0.06	0.11	0.31	0.21
Capital Ratios
Tier 1 capital to average assets	10.91%	6.91%	6.45%	6.89%	6.98%	7.22%
Tier 1 capital to risk-weighted assets(15)	13.80	8.35	8.22	8.59	8.88	8.93
Total capital to risk-weighted assets(15)	15.69	10.58	10.51	11.19	11.10	11.24
Total stockholders’ equity to total assets	11.24	7.45	7.16	6.86	6.92	6.90
Tangible common equity to tangible assets(16)	9.74	5.68	5.42	5.81	5.68	5.53

(1)	Prior to April 1, 2013, Independent elected to be taxed for federal income tax purposes as an S corporation under the provisions of Sections 1361 through 1379 of the Internal Revenue Code of 1986, as amended, and, as a result, Independent did not pay U.S. federal income taxes and has not been required to make any provision or recognize any liability for federal income tax in its consolidated financial statements for any period ending on or before March 31, 2013. As of April 1, 2013, Independent terminated its S corporation election and commenced being subject to federal income taxation as a C corporation. Independent has calculated its pro forma net income, pro forma earnings per share on a basic and diluted basis, pro forma return on average assets and pro forma return on average equity for each period presented by calculating a pro forma provision for federal income taxes using an assumed annual effective federal income tax rate of 32.8% and 30.1% for the six months ended June 30, 2013 and 2012, respectively, and 30.1%, 31.7%, 33.1%, and 32.2% for the years ended December 31, 2012, 2011, 2010 and 2009, respectively, and adjusting its historical net income for each period presented to give effect to the pro forma provision for federal income taxes for such period.
(2)	The per share amounts and the weighted-average shares outstanding for each of the periods shown have been adjusted to give effect to the 3.2-for-one split of the shares of Independent’s common stock that was effective as of February 22, 2013.
(3)	Independent calculates its diluted earnings per share for each period shown as its net income divided by the weighted-average number of its common shares outstanding during the relevant period adjusted for the dilutive effect of its outstanding warrants to purchase shares of common stock. See Note 1 to Independent’s consolidated financial statements appearing elsewhere in this proxy statement/prospectus for more information regarding the dilutive effect of its outstanding warrants and regarding certain nonvested shares of common stock, the effect of which is anti-dilutive. Earnings per share on a basic and diluted basis and pro forma earnings per share on a basic and diluted basis were calculated using the following outstanding share amounts:

	As of June 30,		As of December 31,
	2013	2012	2012	2011	2010	2009
Weighted average shares outstanding—basic	9,960,767	7,232,697	7,626,205	6,668,534	6,518,224	5,667,360
Weighted average shares outstanding—diluted	10,009,186	7,255,823	7,649,366	6,675,078	6,518,224	5,667,360

(4)	Dividends declared include quarterly cash distributions paid to Independent’s shareholders in the relevant period to provide them with funds to pay their federal income tax liabilities incurred as a result of the pass-through of Independent’s net taxable income for the first three months of the six months ended June 30, 2013 and for each other such period shown to its shareholders as holders of shares in an S corporation for federal income tax purposes. The aggregate amounts of such cash distributions relating to the payment of tax liabilities were $0.52 per share and $0.32 per share for the six months ended June 30, 2013 and 2012, respectively, and $0.92 per share, $0.63 per share, $0.36 per share and $0.30 per share for the years ended December 31, 2012, 2011, 2010 and 2009, respectively.
(5)	Book value per share equals Independent’s total stockholders’ equity as of the date presented divided by the number of shares of its common stock outstanding as of the date presented. The number of shares of its common stock outstanding as of June 30, 2013 and 2012 was 12,064,967 and 7,842,288, respectively, and as of December 31, 2012, 2011, 2010 and 2009 was 8,269,707 shares, 6,850,288 shares, 6,832,323 shares and 6,628,056 shares, respectively.
(6)	Independent calculates tangible book value per share as of the end of a period as total stockholders’ equity less goodwill and other intangible assets at the end of the relevant period divided by the outstanding number of shares of its common stock at the end of that period. Tangible book value is a non-GAAP financial measure, and, as Independent calculates tangible book value, the most directly comparable GAAP financial measure is total stockholders’ equity. See Independent’s reconciliation of non-GAAP financial measures presented in the foregoing selected financial information to their most directly comparable GAAP financial measures under the caption “Independent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
(7)	See “Business—IBG Adriatica” for information regarding the real property owned by Independent’s subsidiary, IBG Adriatica.
(8)	Each of five wholly owned, but nonconsolidated, subsidiaries of Independent holds a series of Independent’s junior subordinated debentures purchased by the subsidiary in connection with, and paid for with the proceeds of, the issuance of trust issued preferred securities by that subsidiary. Independent has guaranteed the payment of the amounts payable under each of those issues of trust preferred securities.
(9)	The values for the selected performance metrics presented for the six months ended June 30, 2013 and 2012, other than the dividend payout ratio, are annualized.

(10)	Independent has calculated its return on average assets and return on average equity for a period by dividing net income for that period by its average assets and average equity, as the case may be, for that period. Independent has calculated its pro forma return on average assets and pro forma return on average equity for a period by calculating its pro forma net income for that period as described in note 1 above and dividing that by its average assets and average equity, as the case be, for that period. Independent calculates its average assets and average equity for a period by dividing the sum of its total asset balance or total stockholder’s equity balance, as the case may be, as of the close of business on each day in the relevant period and dividing by the number of days in the period.
(11)	Net interest margin for a period represents net interest income for that period divided by average interest-earning assets for that period.
(12)	Efficiency ratio for a period represents noninterest expenses for that period divided by the sum of net interest income and noninterest income for that period, excluding bargain purchase gains recognized in connection with certain of Independent’s acquisitions and realized gains or losses from sales of investment securities for that period.
(13)	Independent calculates its dividend payout ratio for each period presented as the dividends paid per share for such period (excluding cash distributions made to shareholders in connection with tax liabilities as described in note (4) above) divided by its basic earnings per share for such period.
(14)	Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest, and accruing loans modified under troubled debt restructurings.
(15)	Independent calculates its risk-weighted assets using the standardized method of the Basel II Framework, as implemented by the Federal Reserve and the FDIC.
(16)	Independent calculates tangible common equity as of the end of a period as total stockholders’ equity less goodwill and other intangible assets as of the end of the period and calculates tangible assets as of the end of a period as total assets less goodwill and other intangible assets as of the end of the period. Tangible common equity to tangible assets is a non-GAAP financial measure, and as Independent calculates tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total stockholders’ equity to total assets. See Independent’s reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Independent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—GAAP Financial Measures.”

SELECTED FINANCIAL INFORMATION OF LIVE OAK FINANCIAL

The following selected historical financial information of Live Oak Financial and Live Oak Bank for the capital ratios described below as of and for the six months ended June 30, 2013 and 2012 has been derived from Live Oak Financial’s unaudited financial statements as of and for the six months ended June 30, 2013 and 2012, which Live Oak Financial’s management believes reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations as of and for the periods ended on such dates. The following selected historical financial information of Live Oak Financial and Live Oak Bank for the capital ratios described below as of and for each of the four years ended December 31, 2012 has been derived from Live Oak Financial’s audited financial statements. Live Oak Financial’s historical results for any prior period are not necessarily indicative of results to be expected in any future period, and Live Oak Financial’s historical results for the six months ended June 30, 2013 are not necessarily indicative of its results to be expected for all of 2013. Consistent with the rules of the SEC, Live Oak Financial’s financial statements are not presented in this proxy statement/prospectus.

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2013	2012	2012	2011	2010	2009
	(unaudited)
(dollars in thousands except per share)
Selected Income Statement Data
Interest income	$2,024	$2,184	$4,558	$4,439	$4,284	$4,763
Interest expense	118	163	310	406	547	823
Net interest income	1,906	2,021	4,248	4,033	3,737	3,940
Provision for loan losses	—	—	—	96	413	590
Net interest income after provision for loan losses	1,906	2,021	4,248	3,937	3,324	3,350
Noninterest income	141	124	232	320	350	406
Noninterest expense	1,390	1,409	2,995	2,844	3,087	2,995
Net income	657	736	1,485	1,413	587	761
Pro forma net income(1) (unaudited)	427	478	965	918	382	495
Per Share Data (Common Shares)
Earnings	$1.10	$1.23	$2.48	$2.36	$1.00	$1.34
Pro forma earnings:(2) (unaudited)	0.71	0.80	1.61	1.54	0.65	0.87
Dividends	0.93	0.57	1.46	0.79	0.52	0.51
Book value	23.18	23.21	23.72	22.46	21.02	20.62
Selected Period End Balance Sheet Data
Total assets	$122,736	$116,032	$119,405	$114,951	$107,023	$108,677
Cash and cash equivalents	29,736	18,474	27,264	21,655	10,085	16,588
Securities available for sale	18,231	16,730	14,392	12,122	12,130	8,085
Securities held to maturity	2,353	7,200	4,674	9,604	10,349	5,541
Total loans (gross)	71,200	70,602	70,781	68,613	69,696	75,869
Allowance for loan losses	1,141	1,104	1,116	1,055	1,079	1,325
Goodwill and core deposit intangible	—	—	—	—	—	—
Other real estate owned	—	80	50	410	2157	400
Noninterest-bearing deposits	37,734	35,039	36,563	33,911	30,075	27,613
Interest-bearing deposits	65,476	61,713	63,863	62,697	60,892	62,704
FHLB Advances	—	—	—	—	—	—
Total shareholders’ equity	13,885	13,901	14,209	13,457	12,307	11,789
Selected Performance Metrics(3)
Return on average assets(4)	1.07%	1.25%	1.21%	1.19%	0.55%	0.65%
Return on average equity(4)	9.47	10.59	10.46	10.51	5.01	6.22
Pro forma return on average assets(1)(4) (unaudited)	0.79	0.85	0.85	0.59	0.52	0.31
Pro forma return on average equity(1)(4) (unaudited)	6.82	7.57	7.57	5.26	5.00	3.14
Net interest margin(5)	3.23	3.55	3.70	3.53	3.52	3.70
Efficiency ratio(6)	67.90	65.69	66.85	65.33	75.53	68.91
Credit Quality Ratios
Nonperforming assets to total assets	—%	0.07%	—%	0.08%	—%	—%
Nonperforming loans to total loans(7)	—	0.12	—	0.13	—	—
Allowance for loan losses to nonperforming loans(7)	—	12.68	—	12.12	—	—
Allowance for loan losses to total loans	1.60	1.56	1.58	1.54	1.55	1.75
Net charge-offs to average loans outstanding	—	—	—	0.17	0.95	0.30
Capital Ratios for Live Oak Bank
Tier 1 capital to average assets	11.5%	11.8%	11.6%	11.5%	11.1%	10.5%
Tier 1 capital to risk-weighted assets(8)	20.9	21.1	21.3	21.1	19.2	16.8
Total capital to risk-weighted assets(8)	22.2	22.3	22.6	22.4	20.5	18.1
Total shareholders’ equity to total assets	11.3	11.9	11.9	11.7	11.5	10.8

(1)	Live Oak Financial has elected to be taxed for federal income tax purposes as a “Subchapter S corporation” under the provisions of Sections 1361 through 1379 of the Internal Revenue Code of 1986, as amended, for all periods presented in the table appearing immediately above, and, as a result, Live Oak Financial did not pay U.S. federal income taxes and has not been required to make any provision or recognize any liability for federal income tax in its consolidated financial statements. Live Oak Financial has calculated its pro forma net income, pro forma earnings per share, pro forma return on average assets and pro forma return on average equity for each period presented in the table above by calculating a pro forma provision for federal income taxes using an assumed annual effective federal income tax rate of 35% for each period, and adjusting its historical net income for each period to give effect to the pro forma provision for federal income taxes for such period.
(2)	Book value per share equals Live Oak Financial’s total shareholders’ equity as of the date presented divided by the number of Live Oak Financial common shares outstanding as of the date presented. The number of Live Oak Financial common shares outstanding as of June 30, 2013 and 2012 was 598,948 and 598,948, respectively, and as of December 31, 2012, 2011, 2010, 2009 and 2008 was 598,948 shares, 598,948 shares, 585,336 shares, 571,724 shares and 565,612 shares, respectively.
(3)	The values for the selected performance metrics presented for the six months ended June 30, 2013 and 2012 are annualized.
(4)	Live Oak Financial has calculated its return on average assets and return on average equity for a period by dividing net income for that period by its average assets and average equity, as the case may be, for that period. Live Oak Financial has calculated its pro forma return on average assets and pro forma return on average equity for a period by calculating its pro forma net income for that period as described in note 1 above and dividing that by its average assets and average equity, as the case be, for that period. Live Oak Financial calculates its average assets and average equity for a period by dividing the sum of its total asset balance or total shareholder’s equity balance, as the case may be, as of the close of business on each day in the relevant period and dividing by the number of days in the period.
(5)	Net interest margin for a period represents net interest income for that period divided by average interest-earning assets for that period.
(6)	Efficiency ratio for a period represents noninterest expenses for that period divided by the sum of net interest income and noninterest income for that period, excluding realized gains or losses from sales of investment securities for that period.
(7)	Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest and accruing loans modified under troubled debt restructurings.
(8)	Live Oak Bank calculates its risk-weighted assets using the standardized method of the Basel II Framework, as implemented by the FDIC.

COMPARATIVE STOCK PRICES

The following table shows (1) the market values of Independent common stock at the close of business on August 21, 2013, the business day prior to the announcement of the proposed merger, and as of the most recent date practicable preceding the date of this proxy statement/prospectus and (2) the equivalent pro forma value of a share of Live Oak Financial common stock at such dates based on the value of the consideration to be received in the merger with respect to each share. Historical market value information regarding Live Oak Financial common stock is not provided because there is no active market for Live Oak Financial common stock. Based on 598,948 shares of Live Oak Financial common stock outstanding as of October 7, 2013, and the closing price of Independent common stock on the NASDAQ Global Market of $35.99 on such date, holders of Live Oak Financial common stock would receive 292,646 shares of Independent common stock and $16.69 in cash for each share of Live Oak Financial common stock that they own. The per share stock consideration will be subject to adjustment if the average sales price is less than $30.76 or greater than $37.60. Additionally, the aggregate cash consideration in connection with the merger will be adjusted downward if Live Oak Financial’s tangible book value is less than $13,000,000 as of the closing date. Because of the possibility of an adjustment to each of the number of shares of Independent common stock delivered as the per share stock consideration and the amount of the per share cash consideration, you will not know the exact number of shares of Independent common stock or the exact amount of cash that you will receive in connection with the merger when you vote on the reorganization agreement. Independent urges you to obtain the current market price of Independent common stock before you vote.

	Independent Common Stock(1)	Equivalent Pro Forma Per Share of Live Oak Financial Common Stock(2)
August 21, 2013	$34.09	$33.35
October 7, 2013	35.99	34.27

(1)	Represents the closing price of Independent common stock on the NASDAQ Global Market on the date indicated.
(2)	Equivalent pro forma market value per share of Live Oak Financial common stock represents the historical market value per share of Independent common stock multiplied the exchange ratio calculated by using the closing price of a share of Independent common stock on each date shown, which ratio is 0.4886 for August 21, 2013 and 0.4886 for October 7, 2013, plus the assumed per share cash consideration of $16.69. See “Proposal to Approve the Reorganization Agreement—Terms of the Merger” for a description of the merger consideration, exchange ratio and possible adjustment. If the aggregate number of shares of Independent common stock a holder of Live Oak Financial common stock would receive in the merger would include a fractional share of Independent common stock, that holder will receive cash in lieu of that fractional share.

DIVIDENDS

Dividends

As approved by Independent’s board of directors, Independent declared and paid a $0.06 per share dividend to holders of Independent common stock in the third quarter of 2013, and, subject to applicable statutory and regulatory restrictions and the declaration of such dividends by the board of directors of Independent, intends to pay a cash dividend in the fourth quarter of 2013 and quarterly thereafter following the merger. No dividends payable in the future have been declared by Independent’s board of directors.

Independent’s dividend policy may change with respect to the payment of dividends as a return on investment, and Independent’s board of directors may change or eliminate the payment of future dividends at its discretion, without notice to Independent’s shareholders. Any future determination to pay dividends to holders of Independent’s common stock will be dependent upon Independent’s results of operations, financial condition, capital requirements, banking regulations, contractual restrictions (including the restrictions discussed below), and any other factors that Independent’s board of directors may deem relevant.

Dividend Restrictions

Under the terms of its junior subordinated debentures issued in connection with the issuance of trust preferred securities by subsidiaries of Independent, Independent is not permitted to pay any dividends on its common stock if it is in default on any payments required to be made on the junior subordinated debentures.

As a bank holding company, Independent’s ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. See “Regulation and Supervision—Independent Bank Group as a Bank Holding Company—Regulatory Restrictions on Dividends; Source of Strength.” In addition, because Independent is a holding company, it is dependent upon the payment of dividends by Independent Bank to Independent as its principal source of funds to pay dividends in the future, if any, and to make other payments. Independent Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to Independent. See “Regulation and Supervision—Regulation of Independent Bank—Restrictions on Distribution of Subsidiary Bank Dividends and Assets.”

RISK FACTORS

An investment in Independent common stock in connection with the merger involves risks. Independent describes below the material risks and uncertainties that it believes affect its business and an investment in Independent common stock. You should carefully read and consider all of these risks and all other information contained in this proxy statement/prospectus in deciding whether to vote for approval of the reorganization agreement. If any of the risks described in this proxy statement/prospectus occur, Independent’s financial condition, results of operations and cash flows could be materially and adversely affected. If this were to happen, the value of Independent common stock could decline significantly, and you could lose all or part of your investment.

Risks Associated With the Merger

Fluctuations in market prices of Independent common stock could affect the number of shares and value of stock as well as the proportion of cash and stock consideration that Live Oak Financial shareholders receive for their shares of Live Oak Financial common stock.

The price of Independent common stock will fluctuate prior to the closing of the merger. The per share stock consideration will be subject to adjustment if the average sales price over a twenty consecutive trading day period ending on the third trading day prior to the closing date is less than $30.76 or greater than $37.60. If the average sales price is less than $30.76, the per share stock consideration will be adjusted to be a fraction (rounded to the nearest ten thousandth) determined by dividing (i) $15.03 by (ii) the average sales price. However, a condition to each party’s respective obligation to consummate the merger is that the average sales price be at least $27.34 per share. If the average sales price is less than $27.34 per share either party may determine not to consummate the merger. If, on the other hand, the average sales price is greater than $37.60, the per share stock consideration will be adjusted to be a fraction (rounded to the nearest ten thousandth) determined by dividing (i) $18.37 by (ii) the average sales price. In addition, shareholders of Live Oak Financial bear the risk that the value of the shares of Independent common stock they will receive in the merger will decline from the value of those shares after the date the per share stock consideration is fixed three trading days prior to the closing date and until their shares of Independent common stock are credited to their account in the Direct Registration System. Accordingly, at the time Live Oak Financial’s shareholders vote with respect to the reorganization agreement, they will not know the number of shares or exact market value of Independent common stock they will actually receive in the merger.

Determination of the tangible book value of Live Oak Financial may affect the amount of cash consideration that Live Oak Financial shareholders receive for their shares of Live Oak Financial common stock.

The amount of aggregate cash consideration to be received by Live Oak Financial shareholders in the merger will be reduced if Live Oak Financial’s tangible book value is less than $13,000,000 as of the closing date. Accordingly, at the time Live Oak Financial’s shareholders vote with respect to the reorganization agreement, they will not know the exact value of the cash consideration they will receive in the merger. Neither Independent nor Live Oak Financial can assure Live Oak Financial’s shareholders of the exact amount of cash consideration that they will receive in the merger.

The merger may not be completed.

Completion of the merger is subject to regulatory approval. Independent cannot assure you that it will be successful in obtaining required regulatory approvals. If Independent is not successful in obtaining required regulatory approvals, the merger will not be completed. If such regulatory approvals are received, there can be no assurance to the timing of those approvals or whether any conditions will be imposed that would result in certain closing conditions of the merger not being satisfied.

Shareholders should bear in mind that regulatory approval reflects only the view that the merger does not contravene applicable competitive standards imposed by law, and that the merger is consistent with regulatory policies relating to safety and soundness. Further, regulatory approval is not an opinion that the proposed merger is favorable to the shareholders of either party to the merger from a financial point of view or that the regulatory authority has considered the adequacy of the terms of the merger. Regulatory approval is not an endorsement or recommendation of the merger.

The consummation of the merger is also subject to other conditions precedent described in the reorganization agreement, including Live Oak Financial maintaining minimum capital and allowance for loan loss levels, and that there has been no material adverse change in the condition of Live Oak Financial or Independent. If a condition of either party is not satisfied, that party may be able to terminate the reorganization agreement and, in such case, the transaction would not be consummated. The parties cannot assure you that all of the conditions precedent in the reorganization agreement will be satisfied.

You may pay U.S. federal income tax as a result of the merger.

The amount of the cash consideration that you receive in the merger in exchange for your common stock of Live Oak Financial is anticipated to be taxable for U.S. federal income tax purposes. See “Proposal to Approve the Reorganization Agreement—Material U.S. Federal Income Tax Consequences of the Independent Merger.”

Live Oak Financial and Live Oak Bank will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Live Oak Financial and Live Oak Bank and consequently on Independent. These uncertainties may impair Live Oak Financial’s and Live Oak Bank’s respective ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with either Live Oak Financial or Live Oak Bank to seek to change existing business relationships with either Live Oak Financial or Live Oak Bank. In addition, the reorganization agreement restricts Live Oak Financial and Live Oak Bank from taking other specified actions until the merger occurs without the consent of Independent. These restrictions may prevent Live Oak Financial and Live Oak Bank from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “Proposal to Approve the Reorganization Agreement—Conduct of Business Pending Effective Time “ beginning on page 66 of this proxy statement/prospectus for a description of the restrictive covenants to which Live Oak Financial and Live Oak Bank are subject.

Integrating Live Oak Bank into Independent’s operations may be more difficult, costly or time-consuming than Independent expects.

Independent, Live Oak Financial and Live Oak Bank have operated and, until the merger is completed, will continue to operate, independently. Accordingly, it is possible that the process of integrating Live Oak Bank’s operations into Independent Bank’s operations could result in the disruption of operations, the loss of Live Oak Bank customers and employees, and make it more difficult to achieve the intended benefits of the merger. Specifically, inconsistencies between the standards, controls, procedures and policies of Independent Bank and those of Live Oak Bank could adversely affect Independent’s ability to maintain relationships with current customers and employees of Live Oak Bank if and when the merger is completed. Further, as with any merger of banking institutions, business disruptions may occur that may cause Independent to lose customers or may cause customers to withdraw their deposits from Live Oak Bank prior to the merger’s consummation and from Independent Bank thereafter. The realization of the anticipated benefits of the merger may depend in large part on Independent’s ability to integrate Live Oak Bank’s operations into Independent Bank’s operations, and to address differences in business models and cultures. Moreover, the combined effect of integrating the acquisition of Collin Bank and Live Oak Financial, both of which are expected to be completed in the fourth quarter of 2013 with most of the integration activities expected to occur in the first quarter of 2014, may stretch Independent’s management and could result in Independent experiencing operational difficulties in such integrations. If Independent is not able to integrate the operations of Live Oak Bank into Independent Bank’s operations successfully and on a timely basis, some or all of the expected benefits of the merger may not be realized.

Some of the directors and officers of Live Oak Financial may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the reorganization agreement.

The interests of some of the directors and officers of Live Oak Financial may be different from those of Live Oak Financial shareholders. The directors and certain officers of Live Oak Financial are or will be participants in arrangements relating to or that are affected by the merger that are different from, or in addition to, those of Live Oak Financial shareholders. These interests are described in more detail in the section of this proxy statement/prospectus entitled “Financial Interests of Directors and Officers of Live Oak Financial in the Merger” beginning on page 79.

Independent may fail to realize the cost savings anticipated from the merger.

Although Independent anticipates that it will realize certain cost savings as to the Live Oak Bank operations and otherwise from the merger if and when the Live Oak Bank operations are fully integrated into Independent Bank’s operations, it is possible that Independent may not realize all of the cost savings that Independent has estimated it can realize. For example, unanticipated growth in Independent’s business may require Independent to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced as a result of the merger. Independent’s realization of the estimated cost savings also will depend on Independent’s ability to combine the operations of Independent Bank and Live Oak Bank in a manner that permits those costs savings to be realized. Independent is not able to integrate Live Oak Bank’s operations into Independent Bank’s operations successfully, the anticipated cost savings may not be fully realized, if at all, or may take longer to realize than expected.

Live Oak Financial shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Live Oak Financial shareholders currently have the right to vote in the election of the board of directors of Live Oak Financial and on other matters affecting Live Oak Financial. The merger will transfer control of Live Oak Financial to Independent and to the shareholders of Independent. When the merger occurs, each Live Oak Financial shareholder will become a shareholder of Independent with a percentage ownership of Independent much smaller than such shareholder’s percentage ownership of Live Oak Financial. Because of this, Live Oak Financial shareholders will have less influence on the management and policies of Independent than they now have on the management and policies of Live Oak Financial.

The dissenters’ rights appraisal process is uncertain.

Live Oak Financial shareholders may or may not be entitled to receive more than the amount provided for in the reorganization agreement for their shares of Live Oak Financial common stock if they elect to exercise their right to dissent from the proposed merger, depending on the appraisal of the fair value of the Live Oak Financial common stock pursuant to the dissenting shareholder procedures under the TBOC. See “Proposal to Approve the Reorganization Agreement—Dissenters’ Rights of Live Oak Financial Shareholders” and Appendix C. For this reason, the amount of cash that you might be entitled to receive should you elect to exercise your right to dissent to the merger may be more or less than the value of the merger consideration to be paid pursuant to the reorganization agreement. In addition, it is a condition in the reorganization agreement that the holders of not more than 5% of the outstanding shares of Live Oak Financial common stock shall have exercised their statutory dissenters’ rights under the TBOC. The number of shares of Live Oak Financial common stock that will exercise dissenters’ rights under the TBOC is not known and therefore there is no assurance of this closing condition being satisfied.

The fairness opinion obtained by Live Oak Financial from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

Sheshunoff, Live Oak Financial’s financial advisor in connection with the proposed merger, has delivered to the board of directors of Live Oak Financial its opinion dated as of August 21, 2013. The opinion of Sheshunoff stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration was fair to the Live Oak Financial shareholders from a financial point of view. The opinion is necessarily based on economic, market, regulatory and other conditions as in effect on, and the information made available to Sheshunoff as of, August 21, 2013. Events occurring after the date of the opinion could materially affect the assumptions used in preparing the opinion and its resulting conclusion. Any such changes, or changes in other factors on which the opinion is based, may materially alter or affect the relative values of Independent and Live Oak Financial.

The shares of Independent common stock to be received by Live Oak Financial shareholders as a result of the merger will have different rights than the shares of Live Oak Financial common stock and in some cases may be less favorable.

The rights associated with Live Oak Financial common stock are different from the rights associated with Independent common stock and in some cases may be less favorable. For example, Live Oak Financial shareholders are permitted to remove directors with or without cause, whereas Independent shareholders may remove directors only for cause. See “Comparison of Rights of Shareholders of Live Oak Financial and Independent” on page 207 for a more detailed description of the shareholder rights of each of Independent and Live Oak Financial.

Risks Related to Independent’s Business

Independent’s success depends significantly on Independent’s management team, and the loss of Independent’s senior executive officers or other key employees and Independent’s inability to recruit or retain suitable replacements could adversely affect Independent’s business, results of operations and growth prospects.

Independent’s success depends significantly on the continued service and skills of Independent’s existing executive management team, particularly David Brooks, Independent’s Chairman of the Board and Chief Executive Officer, Torry Berntsen, Independent’s President and Chief Operating Officer, Daniel Brooks, Independent’s Vice Chairman and Chief Risk Officer, Brian Hobart, Independent’s Vice Chairman and Chief Lending Officer, Michelle Hickox, Independent’s Executive Vice President and Chief Financial Officer, and Jan Webb, Independent’s Executive Vice President and Secretary. The implementation of Independent’s business and growth strategies also depends significantly on Independent’s ability to retain employees with experience and business relationships within their respective market areas. Independent’s officers may terminate their employment with Independent at any time, and Independent could have difficulty replacing such officers with persons who are experienced in the specialized aspects of Independent’s business or who have ties to the communities within Independent’s market areas. The loss of any of Independent’s key personnel could therefore have an adverse impact on Independent’s business and growth.

The obligations associated with being a public company will require significant resources and management attention, which will increase Independent’s costs of operations and may divert focus from Independent’s business operations.

Independent has not been required in the past to comply with certain requirements of the SEC, to file periodic reports with the SEC or to have Independent’s consolidated financial statements completed, reviewed or audited and filed within a specified time. Having become a publicly traded company following completion of Independent’s public offering in April 2013, Independent is now required to file periodic reports containing

Independent’s consolidated financial statements with the SEC within a specified time following the completion of quarterly and annual periods. As a public company, Independent will also incur significant legal, accounting, insurance and other expenses. Compliance with these reporting requirements and other rules of the SEC and the rules of the NASDAQ will increase Independent’s legal and financial compliance costs and make some activities more time consuming and costly. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing Independent’s growth strategy, which could prevent Independent from successfully implementing Independent’s strategic initiatives and improving Independent’s business, results of operations and financial condition. Independent has made, and will continue to make, changes to Independent’s internal controls and procedures for financial reporting and accounting systems to meet Independent’s reporting obligations as a public company. However, Independent cannot predict or estimate the amount of additional costs that it may incur in order to comply with these requirements. Independent anticipates that these costs will materially increase its general and administrative expenses.

Independent’s business concentration in Texas imposes risks and may magnify the adverse effects and consequences to Independent resulting from any regional or local economic downturn affecting Texas.

Independent conducts its operations almost exclusively in Texas as approximately 98% of the loans in Independent’s real estate loan portfolio as of June 30, 2013, were secured by properties and collateral located in Texas. Likewise, as of such date, approximately 96% of the loans in Independent’s loan portfolio were made to borrowers who live and/or conduct business in Texas. This geographic concentration imposes risks from lack of geographic diversification. The economic conditions in Texas affect Independent’s business, financial condition, results of operations, and future prospects, where adverse economic developments, among other things, could affect the volume of loan originations, increase the level of nonperforming assets, increase the rate of foreclosure losses on loans and reduce the value of Independent’s loans and loan servicing portfolio. Any regional or local economic downturn that affects Texas or existing or prospective borrowers or property values in such areas may affect Independent and Independent’s profitability more significantly and more adversely than Independent’s competitors whose operations are less geographically concentrated.

Independent’s small to medium-sized business customers may have fewer financial resources than larger entities to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan, and such impairment could adversely affect Independent’s results of operations and financial condition.

Independent focuses its business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact the north and central Texas area or the Texas market generally and small to medium-sized businesses are adversely affected, Independent’s results of operations and financial condition may be negatively affected.

Independent’s strategy of pursuing acquisitions exposes Independent to financial, execution and operational risks that could have a material adverse effect on Independent’s business, financial condition, results of operations and growth prospects.

Independent has been pursuing a growth strategy that includes the acquisition of other financial institutions in target markets. Independent has completed four acquisitions since 2010, and Independent intends to continue this strategy. Such an acquisition strategy, involves significant risks, including the following:

•	finding suitable markets for expansion;

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth;

•	maintaining asset quality;

•	attracting and retaining qualified management; and

•	maintaining adequate regulatory capital.

Acquisitions of financial institutions also involve operational risks and uncertainties, and acquired companies may have unknown or contingent liabilities with no available manner of recourse, exposure to unexpected asset quality problems, key employee and customer retention problems and other problems that could negatively affect Independent’s organization. Independent may not be able to complete future acquisitions or, if completed, Independent may not be able to successfully integrate the operations, management, products and services of the entities that Independent acquires and eliminates redundancies. The integration process may also require significant time and attention from Independent’s management that they would otherwise direct toward servicing existing business and developing new business. Acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of Independent’s tangible book value and net income per common share may occur in connection with any future transaction. Failure to successfully integrate the entities Independent acquires into Independent’s existing operations may increase Independent’s operating costs significantly and adversely affect Independent’s business and earnings.

If Independent does not manage Independent’s growth effectively, Independent’s business, financial condition, results of operations and future prospects could be negatively affected, and Independent may not be able to continue to implement Independent’s business strategy and successfully conduct Independent’s operations.

If the goodwill that Independent recorded in connection with a business acquisition becomes impaired, it could require charges to earnings, which would have a negative impact on Independent’s financial condition and results of operations.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets Independent acquired in connection with the purchase of another financial institution. Independent reviews goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of the asset might be impaired.

Independent determines impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in Independent’s results of operations in the periods in which they become known. As of June 30, 2013, Independent’s goodwill totaled $28.7 million. While Independent has not recorded any such impairment charges since Independent initially recorded the goodwill, there can be no assurance that Independent’s future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on Independent’s financial condition and results of operations.

If Independent does not effectively manage Independent’s asset quality and credit risk, Independent would experience loan losses, which could have a material adverse effect on Independent’s financial condition and results of operation.

Making any loan involves risk, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt, and risks resulting from changes in economic and market conditions. Independent’s credit risk approval and monitoring procedures may fail to identify or reduce these credit risks, and they cannot completely eliminate all credit risks related to Independent’s loan portfolio. If the overall economic climate in the United States, generally, or Independent’s market areas, specifically, experiences material disruption, Independent’s borrowers may experience difficulties in repaying their loans, the collateral Independent holds may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs and delinquencies could rise and require additional provisions for loan losses, which would cause Independent’s net income and return on equity to decrease.

Because a significant portion of Independent’s loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing Independent’s real estate loans and result in loan and other losses.

As of June 30, 2013, approximately 81.7% of Independent’s loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral, excluding agricultural loans secured by real estate. As a result, adverse developments affecting real estate values in Independent’s market areas could increase the credit risk associated with Independent’s real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the area in which the real estate is located. Adverse changes affecting real estate values and the liquidity of real estate in one or more of Independent’s markets could increase the credit risk associated with Independent’s loan portfolio, and could result in losses that would adversely affect credit quality, financial condition, and results of operation. Negative changes in the economy affecting real estate values and liquidity in Independent’s market areas could significantly impair the value of property pledged as collateral on loans and affect Independent’s ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses would have a material adverse impact on Independent’s business, results of operations and growth prospects. If real estate values decline, it is also more likely that Independent would be required to increase Independent’s allowance for loan losses, which could adversely affect Independent’s financial condition, results of operations and cash flows.

Independent’s allowance for loan losses may prove to be insufficient to absorb potential losses in Independent’s loan portfolio, which may adversely affect Independent’s business, financial condition and results of operations.

Independent establishes its allowance for loan losses and maintain it at a level considered adequate by management to absorb probable loan losses based on Independent’s analysis of Independent’s portfolio and market environment. The allowance for loan losses represents Independent’s estimate of probable losses in the portfolio at each balance sheet date and is based upon relevant information available to Independent. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified. Additions to the allowance for loan losses, which are charged to earnings through the provision for loan losses, are determined based on a variety of factors, including an analysis of the loan portfolio, historical loss experience and an evaluation of current economic conditions in Independent’s market areas. The actual amount of loan losses is affected by changes in economic, operating and other conditions within Independent’s markets, as well as changes in the financial condition, cash flows, and operations of Independent’s borrowers, all of which are beyond Independent’s control, and such losses may exceed current estimates.

As of June 30, 2013, Independent’s allowance for loan losses as a percentage of total loans was 0.84% and as a percentage of total nonperforming loans was 198.14%. Additional loan losses will likely occur in the future and may occur at a rate greater than Independent has previously experienced. Independent may be required to take additional provisions for loan losses in the future to further supplement the allowance for loan losses, either due to management’s decision to do so or requirements by Independent’s banking regulators. In addition, bank regulatory agencies will periodically review Independent’s allowance for loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require Independent to recognize future charge-offs. These adjustments may adversely affect Independent’s business, financial condition and results of operations.

A lack of liquidity could adversely affect Independent’s operations and jeopardize Independent’s business, financial condition, and results of operations.

Liquidity is essential to Independent’s business. Independent relies on Independent’s ability to generate deposits and effectively manage the repayment and maturity schedules of Independent’s loans and investment securities, respectively, to ensure that Independent has adequate liquidity to fund Independent’s operations. An inability to raise funds through deposits, borrowings, the sale of Independent’s investment securities, Federal Home Loan Bank advances, the sale of loans, and other sources could have a substantial negative effect on Independent’s liquidity. Independent’s most important source of funds consists of deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, Independent would lose a relatively low-cost source of funds, increasing Independent’s funding costs and reducing Independent’s net interest income and net income.

Other primary sources of funds consist of cash flows from operations, investment maturities and sales of investment securities, and proceeds from the issuance and sale of Independent’s equity and debt securities to investors. Additional liquidity is provided by the ability to borrow from the Federal Reserve Bank and the Federal Home Loan Bank. Independent also may borrow funds from third-party lenders, such as other financial institutions. Independent’s access to funding sources in amounts adequate to finance or capitalize Independent’s activities, or on terms that are acceptable to Independent, could be impaired by factors that affect Independent directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

Any decline in available funding could adversely impact Independent’s ability to originate loans, invest in securities, meet Independent’s expenses, pay dividends to Independent’s shareholders, or to fulfill obligations such as repaying Independent’s borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on Independent’s liquidity, business, financial condition and results of operations.

Independent may need to raise additional capital in the future, and if Independent fails to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, Independent’s financial condition, liquidity and results of operations, as well as Independent’s ability to maintain regulatory compliance, would be adversely affected.

Independent faces significant capital and other regulatory requirements as a financial institution. Independent may need to raise additional capital in the future to provide Independent with sufficient capital resources and liquidity to meet Independent’s commitments and business needs, which could include the possibility of financing acquisitions. In addition, Independent, on a consolidated basis, and Independent Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Independent faces significant capital and other regulatory requirements as a financial institution. Independent’s ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on Independent’s financial condition and performance. In the future, Independent may not be able to raise additional capital if needed or on terms acceptable to Independent. If Independent fails to maintain capital to meet regulatory requirements, Independent’s financial condition, liquidity and results of operations would be materially and adversely affected.

Interest rate shifts may reduce net interest income and otherwise negatively impact Independent’s financial condition and results of operations.

The majority of Independent’s banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, Independent’s earnings are significantly dependent on Independent’s net interest income, the principal component of Independent’s earnings, which is the difference between interest earned by Independent from Independent’s interest-earning assets, such as loans and investment securities, and interest paid by Independent on Independent’s interest-bearing liabilities, such as deposits and borrowings. Independent expects that Independent will periodically experience “gaps” in the interest rate sensitivities of Independent’s assets and liabilities, meaning that either Independent’s interest-bearing liabilities will be more sensitive to changes in market interest rates than Independent’s interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to Independent’s position, this “gap” will negatively impact Independent’s earnings. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply, and international disorder and instability in domestic and foreign financial markets.

Interest rate increases often result in larger payment requirements for Independent’s borrowers, which increase the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates.

Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on Independent’s results of operations and cash flows. Further, when Independent places a loan on nonaccrual status, Independent reverses any accrued but unpaid interest receivable, which decreases interest income. At the same time, Independent continues to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.

If short-term interest rates remain at their historically low levels for a prolonged period, and assuming longer term interest rates fall further, Independent could experience net interest margin compression as Independent’s interest earning assets would continue to reprice downward while Independent’s interest-bearing liability rates could fail to decline in tandem. Such an occurrence would have a material adverse effect on Independent’s net interest income and Independent’s results of operations.

Independent could recognize losses on securities held in Independent’s securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

While Independent attempts to invest a significant percentage of Independent’s assets in loans (Independent’s loan to deposit ratio was 101.5% as of June 30, 2013), Independent invests a percentage of Independent’s total assets (approximately 5.8% as of June 30, 2013) in investment securities as part of Independent’s overall liquidity strategy. As of June 30, 2013, the fair value of Independent’s securities portfolio was approximately $110.9 million. Factors beyond Independent’s control can significantly influence the fair value of securities in Independent’s portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities are generally subject to decreases in market value when market interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause an other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting market interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, Independent may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on Independent’s financial condition and results of operations.

Independent faces strong competition from financial services companies and other companies that offer banking services, which could harm Independent’s business.

Independent conducts Independent’s operations almost exclusively in Texas. Many of Independent’s competitors offer the same, or a wider variety of, banking services within Independent’s market areas. These competitors include banks with nationwide operations, regional banks and other community banks. Independent also faces competition from many other types of financial institutions, including savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In addition, a number of out-of-state financial intermediaries have opened production offices, or otherwise solicit deposits, in Independent’s market areas. Increased competition in Independent’s markets may result in reduced loans and deposits, as well as reduced net interest margin and profitability. Ultimately, Independent may not be able to compete successfully against current and future competitors. If Independent is unable to attract and retain banking customers, Independent may be unable to continue to grow Independent’s loan and deposit portfolios, and Independent’s business, financial condition and results of operations may be adversely affected.

Independent has a continuing need for technological change, and Independent may not have the resources to effectively implement new technology, or Independent may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Independent’s future success will depend in part upon Independent’s ability to address the needs of Independent’s customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in Independent’s operations as Independent continues to grow and expand Independent’s market area. Independent may experience operational challenges as Independent implements these new technology enhancements or products, which could result in Independent not fully realizing the anticipated benefits from such new technology or require Independent to incur significant costs to remedy any such challenges in a timely manner.

Many of Independent’s larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that Independent will be able to provide, which would put Independent at a competitive disadvantage. Accordingly, Independent may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to Independent’s customers.

System failure or breaches of Independent’s network security could subject Independent to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure Independent uses could be vulnerable to unforeseen problems. Independent’s operations are dependent upon Independent’s ability to protect Independent’s computer equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes breakdowns or disruptions in Independent’s customer relationship management, general ledger, deposit, loan and other systems could damage Independent’s reputation, result in a loss of customer business, subject Independent to additional regulatory scrutiny, or expose Independent to civil litigation and possible financial liability, any of which could have a material adverse effect on Independent. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through Independent’s computer systems and network infrastructure, which may result in significant liability to Independent and may cause existing and potential customers to refrain from doing business with Independent. In addition, advances in computer capabilities could result in a compromise or breach of the systems Independent and Independent’s third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could have a material adverse effect on Independent’s financial condition and results of operations.

Independent’s operations could be interrupted if Independent’s third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

Independent depends on a number of relationships with third-party service providers. Specifically, Independent receives core systems processing, essential web hosting and other Internet systems, deposit processing and other processing services from third-party service providers. If these third-party service providers experience difficulties, or terminate their services, and Independent is unable to replace them with other service providers, particularly on a timely basis, Independent’s operations could be interrupted. If an interruption were to continue for a significant period of time, Independent’s business, financial condition and results of operations could be adversely affected, perhaps materially. Even if Independent is able to replace third party service providers, it may be at a higher cost to Independent, which could adversely affect Independent’s business, financial condition and results of operations.

Independent is subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject Independent to financial losses or regulatory sanctions and seriously harm Independent’s reputation. Misconduct by Independent’s employees could include hiding unauthorized activities from Independent, improper or unauthorized activities on behalf of Independent’s customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions Independent takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject Independent to financial claims for negligence.

Independent maintains a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If Independent’s internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on Independent’s business, financial condition and results of operations.

In addition, Independent relies heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans Independent will originate, as well as the terms of those loans. If any of the information upon which Independent relies is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to asset funding, the value of the asset may be significantly lower than expected, or Independent may fund a loan that Independent would not have funded or on terms Independent would not have extended. Whether a misrepresentation is made by the applicant or another third party, Independent generally bears the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the monetary losses Independent may suffer.

Independent could be subject to environmental risks and associated costs on Independent’s foreclosed real estate assets, which could materially and adversely affect Independent.

A significant portion of Independent’s loan portfolio is comprised of loans collateralized by real estate. There is a risk that hazardous or toxic waste could be discovered on the properties that secure Independent’s loans. If Independent acquires such properties as a result of foreclosure, Independent could be held responsible for the cost of cleaning up or removing this waste, and this cost could exceed the value of the underlying properties and materially and adversely affect Independent.

Independent’s subsidiary, IBG Adriatica, may not be able to dispose of its real estate holdings in a timely manner at prices at least equal to the amount of Independent’s investment, which could adversely affect Independent’s earnings.

Independent formed IBG Adriatica as a wholly owned subsidiary in June 2011 to acquire certain loans from an unaffiliated bank. The loans had an aggregate face value of approximately $23.0 million at acquisition and were secured by approximately 27 acres of real property located in the Adriatica Development in McKinney, Texas.

IBG Adriatica will not act as a developer of the real property; rather, it plans to sell the real property to real estate developers and end-user businesses and homeowners. If IBG Adriatica is unable to sell the real property at prices sufficient to repay the loan owed to its lender, IBG Adriatica, and Independent as guarantor and on a consolidated basis, could incur a loss. Depending on the amount of the loss, if any, such loss could have a material effect on Independent’s consolidated financial condition and adversely affect its business and earnings.

IBG Adriatica has engaged and will engage in transactions with principals of Independent which, because of the inherent conflict of interest, creates a risk that the terms of such transactions may not be favorable to Independent.

IBG Adriatica has sold two parcels of undeveloped real property, an associated interest in the common areas and an option to purchase 32,000 square feet of undeveloped real property in the Adriatica Development to Himalayan Ventures, L.P. Himalayan Ventures is an investment partnership comprised of principals of Independent, including Vincent Viola, Independent’s majority shareholder, David Brooks, Independent’s Chairman of the Board and CEO, Torry Berntsen, Independent’s President and Chief Operating Officer, Dan Brooks, Independent’s Vice Chairman and Chief Risk Officer, and Doug Cifu, a director of Independent. The purchase price paid for the property was based on the appraised value and was approved by an independent committee of the board of directors of Independent. Banking regulations require that all such transactions be based on the appraised value of the property. While Independent believes that these transactions are consistent with terms that are at least as favorable to Independent as could have been arranged with unrelated third parties, there is inherent risk in these transactions given the conflict of interest arising from the involvement of Independent’s principals in Himalayan Ventures.

Independent’s Chairman and CEO, Independent’s majority shareholder, and certain other officers and directors of Independent, are business partners in business ventures in addition to Independent, which creates potential conflicts of interest and corporate governance issues.

Messrs. David Brooks, Viola, Cifu, Berntsen and Dan Brooks are partners in Himalayan Ventures. A dispute between these individuals in connection with this business venture outside of Independent could impact their relationship at Independent and, because of their prominence within Independent, Independent itself.

Risks Related to an Investment in Independent’s Common Stock

An active trading market for Independent’s common stock may not be sustained, and you may not be able to sell your common stock at or above the price at which your common stock was valued.

Independent recently completed the initial public offering of Independent’s common stock. Prior to that offering, there was no public market for Independent’s common stock. An active trading market for shares of Independent’s common stock may not be sustained. If an active trading market is not sustained, investors in Independent’s common stock may have difficulty selling their shares of common stock at an attractive price, or at all. An inactive market may also impair Independent’s ability to raise capital by selling Independent’s common stock and may impair Independent’s ability to expand Independent’s business by using Independent’s common stock as consideration.

Independent is dependent upon Independent Bank for cash flow, and Independent Bank’s ability to make cash distributions is restricted.

Independent’s primary tangible asset is Independent Bank. As such, Independent depends upon Independent Bank for cash distributions (through dividends on Independent Bank’s stock) that Independent uses to pay Independent’s operating expenses, satisfy Independent’s obligations (including Independent’s senior indebtedness, or subordinated debentures, and Independent’s junior subordinated indebtedness issued in connection with trust preferred securities), and to pay dividends on Independent’s common stock. There are numerous laws and banking regulations that limit Independent Bank’s ability to pay dividends to Independent. If Independent Bank is unable to pay dividends to Independent, Independent will not be able to satisfy Independent’s obligations or pay dividends on Independent common stock. Federal and state statutes and regulations restrict Independent Bank’s ability to make cash distributions to Independent. These statutes and regulations require, among other things, that Independent Bank maintain certain levels of capital in order to pay a dividend. Further, state and federal banking authorities have the ability to restrict the payment of dividends by supervisory action.

Independent’s dividend policy may change without notice, and Independent’s future ability to pay dividends is subject to restrictions.

Independent may change its dividend policy at any time without notice to Independent’s shareholders. Holders of Independent’s common stock are entitled to receive only such dividends as Independent’s board of directors may declare out of funds legally available for such payments. Any declaration and payment of dividends on common stock will depend upon Independent’s earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, Independent’s ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by its board of directors. Furthermore, consistent with Independent’s strategic plans, growth initiatives, capital availability, projected liquidity needs, and other factors, Independent has made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends, if any, paid to Independent’s common shareholders.

The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, level of current and prospective earnings and level, composition and quality of capital. The guidance provides that Independent inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to Independent’s capital structure, including interest on the subordinated debentures underlying Independent’s trust preferred securities. If required payments on Independent’s outstanding junior subordinated debentures, held by its unconsolidated subsidiary trusts, are not made or are suspended, Independent will be prohibited from paying dividends on its common stock.

Independent’s majority shareholder and board of directors have historically controlled, and in the future will continue to be able to control, Independent.

Collectively, as of the date hereof, Messrs. Vincent Viola and David Brooks own 48% of Independent’s outstanding common stock on a fully diluted basis. Vincent Viola, the majority shareholder of Independent, currently owns 39.1% of Independent’s outstanding common stock, and David Brooks, Independent’s Chairman of the Board and CEO, currently owns 8.9% of Independent’s common stock, each calculated on a fully diluted basis. Further, as of the date hereof, Independent’s other directors and executive officers currently own collectively approximately 12.8% of Independent’s outstanding common stock as a result, these individuals will be able to control the election of its board of directors and otherwise exert controlling influence in Independent’s management and policies. Further, given the large ownership position of these individuals, it will be difficult for any other shareholder to elect members to Independent’s board of directors or otherwise influence Independent’s management or direction.

In addition, three of Independent’s directors have close professional and personal ties to Vincent Viola, Independent’s majority shareholder. Doug Cifu is the President and Chief Operating Officer of Virtu Financial, LLC, Mr. Viola’s primary operating entity; Torry Berntsen, Independent’s President and Chief Operating Officer, was formerly Vice Chairman of Virtu Management, LLC, Mr. Viola’s family investment vehicle; and Michael Viola is the son of Vincent Viola. Further, David Brooks, Independent’s Chairman and CEO, has a 25 year history of ownership and operation of Independent Bank with Vincent Viola; and he has joint investments with Mr. Viola outside of Independent. Given these close relationships, even though he will not serve on Independent’s board, Mr. Viola has and will continue to have a large influence over the direction and operation of Independent.

Independent’s corporate organizational documents and the provisions of Texas law to which Independent is subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition of Independent that you may favor.

Independent’s certificate of formation and bylaws contain various provisions that could have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change in control of Independent. These provisions include:

•	staggered terms for directors;

•	a provision that directors cannot be removed except for cause;

•	a provision that any special meeting of Independent’s shareholders may be called only by a majority of Independent’s board of directors, the Chairman or a holder or group of holders of at least 20% of Independent’s shares entitled to vote at such special meeting;

•	a provision that requires the vote of two-thirds of the shares outstanding for major corporate actions, such as an amendment to Independent’s certificate of formation or bylaws or the approval of a merger; and

•	a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered only at an annual or special meeting of shareholders.

Independent’s certificate of formation provides for noncumulative voting for directors and authorizes the board of directors to issue shares of its preferred stock without shareholder approval and upon such terms as the board of directors may determine. The issuance of Independent’s preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in Independent. In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of Independent. Also, Independent’s certificate of formation prohibits shareholder action by written consent.

The holders of Independent’s debt obligations and any shares of Independent’s preferred stock that may be outstanding in the future will have priority over Independent’s common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and preferred dividends.

Upon the liquidation, dissolution or winding up of Independent, holders of Independent’s common stock will not be entitled to receive any payment or other distribution of assets until after all of Independent’s obligations to Independent’s debt holders have been satisfied and holders of trust preferred securities have received any payment or distribution due to them. In addition, Independent is required to pay interest on Independent’s subordinated debentures and junior subordinated debentures issued in connection with

Independent’s trust preferred securities before Independent pays any dividends on Independent’s common stock. Furthermore, while Independent has no shares of preferred stock outstanding, Independent’s board of directors may also, in its sole discretion, designate and issue one or more series of preferred stock from Independent’s authorized and unissued preferred stock, which may have preferences with respect to common stock in dissolution, dividends, liquidation or otherwise.

Prior to April 1, 2013, Independent was treated as an S corporation under Sections 1361 through 1379 of the Internal Revenue Code of 1986, as amended, and claims of taxing authorities related to Independent’s prior status as an S corporation could harm Independent.

On April 1, 2013, Independent’s prior status as an S corporation status terminated and Independent is now treated as a C corporation under the Internal Revenue Code of 1986, as amended, which is applicable to most corporations and treats the corporation as an entity that is separate and distinct from its shareholders. If the unaudited, open tax years in which Independent was an S corporation are audited by the Internal Revenue Service, and Independent is determined not to have qualified for, or to have violated, Independent’s S corporation status, Independent will be obligated to pay back taxes, interest and penalties, and Independent does not have the right to reclaim tax distributions that Independent has made to Independent’s shareholders during those periods. These amounts could include taxes on all of Independent’s taxable income while Independent was an S corporation. Any such claims could result in additional costs to Independent and could have a material adverse effect on Independent’s results of operations and financial condition.

Independent has entered into tax indemnification agreements with the persons holding shares of Independent’s common stock immediately prior to the consummation of Independent’s initial public offering, including Messrs. Viola and David Brooks, and could become obligated to make payments to them for any additional federal, state or local income taxes assessed against them for fiscal periods prior to the completion of this offering.

Prior to April 1, 2013, Independent had been treated as an S corporation for U.S. federal income tax purposes. In connection with Independent’s initial public offering, Independent’s S corporation status terminated and Independent is now subject to federal and increased state income taxes. In the event of an adjustment to Independent’s reported taxable income for a period or periods prior to termination of Independent’s S corporation status, Independent’s existing shareholders could be liable for additional income taxes for those prior periods. Therefore, Independent has entered into tax indemnification agreements with the persons holding shares of Independent’s common stock immediately prior to the consummation of Independent’s initial public offering. Pursuant to those agreements, Independent has agreed that upon filing any tax return (amended or otherwise), or in the event of any restatement of Independent’s taxable income, in each case for any period during which Independent was an S corporation, Independent will make a payment to each shareholder on a pro rata basis in an amount sufficient so that the shareholder with the highest incremental estimated tax liability (calculated as if the shareholder would be taxable on its allocable share of Independent’s taxable income at the highest applicable federal, state and local tax rates and taking into account all amounts Independent previously distributed in respect of taxes for the relevant period) receives a payment equal to that shareholder’s incremental tax liability. Independent has also agreed to indemnify the shareholders for any interest, penalties, losses, costs or expenses (including reasonable attorneys’ fees) arising out of any claim under the agreements.

Independent is an emerging growth company, and Independent cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make Independent’s common stock less attractive to investors.

Independent is an “emerging growth company,” as defined in the JOBS Act, and Independent is taking advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in Independent’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, even if Independent complies with the greater obligations of public companies that are not emerging growth companies, Independent may avail itself of the reduced requirements applicable to emerging growth companies from time to time in the future, so long as Independent is an emerging growth company. Independent will remain an emerging growth company for up to five years, though Independent may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of such five years. Independent is deemed to be a large accelerated filer under the rules of the SEC (which depends on, among other things, having a market value of common stock held by nonaffiliates in excess of $700 million). Investors and securities analysts may find it more difficult to evaluate Independent’s common stock because Independent will rely on one or more of these exemptions, and, as a result, investor confidence and the market price of Independent’s common stock may be materially and adversely affected.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to nonemerging growth companies but any such election to opt out is irrevocable. Independent has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Independent, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make Independent’s financial statements not comparable with those of another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period because of the potential differences in accounting standards used.

An investment in Independent’s common stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

An investment in Independent’s common stock is not a bank deposit and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in Independent’s common stock is inherently risky for the reasons described herein. As a result, if you acquire Independent’s common stock, you could lose some or all of your investment.

Risks Related to the Business Environment and Independent’s Industry

Legislative and regulatory actions taken now or in the future may increase Independent’s costs and impact Independent’s business, governance structure, financial condition or results of operations.

Independent and Independent’s subsidiaries are subject to extensive regulation by multiple regulatory bodies. These regulations may affect the manner and terms of delivery of Independent’s services. If Independent does not comply with governmental regulations, Independent may be subject to fines, penalties, lawsuits or material restrictions on Independent’s businesses in the jurisdiction where the violation occurred, which may adversely affect Independent’s business operations. Changes in these regulations can significantly affect the services that Independent provides as well as Independent’s costs of compliance with such regulations. In addition, adverse publicity and damage to Independent’s reputation arising from the failure or perceived failure to comply with legal, regulatory or contractual requirements could affect Independent’s ability to attract and retain customers.

Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, significantly changed the regulation of financial institutions and the financial services industry. The Dodd-Frank Act and the regulations thereunder affect large and small financial institutions similarly, including several provisions that will affect how community banks, thrifts and small bank and thrift holding companies will be regulated in the future.

The Dodd-Frank Act, among other things, imposes new capital requirements on bank holding companies; changes the base for FDIC insurance assessments to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base; permanently raises the current standard deposit insurance limit to $250,000, and expands the FDIC’s authority to raise insurance premiums. The legislation also calls for the FDIC to raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to “offset the effect” of increased assessments on insured depository institutions with assets of less than $10.0 billion. The Dodd-Frank Act also limits interchange fees payable on debit card transactions. The Dodd-Frank Act establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will have broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, and contains provisions on mortgage-related matters, such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties. The Dodd-Frank Act also includes provisions that affect corporate governance and executive compensation at all publicly traded companies and allows financial institutions to pay interest on business checking accounts.

The Collins Amendment to the Dodd-Frank Act, among other things, eliminates certain trust preferred securities from Tier 1 capital, although certain trust preferred securities issued prior to May 19, 2010 by bank holding companies with total consolidated assets of $15 billion or less will continue to be includable in Tier 1 capital until 2019. This provision also requires the federal banking agencies to establish minimum leverage and risk-based capital requirements that will apply to both insured banks and their holding companies. Independent’s management is reviewing the provisions of the Dodd-Frank Act, many of which are to be phased-in over the next several months and years, and assessing its probable impact on Independent’s operations. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and Independent in particular, is uncertain at this time.

Federal and state regulatory agencies frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of Independent’s business activities, require more oversight or change certain of Independent’s business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose Independent to additional costs, including increased compliance costs. These changes also may require Independent to invest significant management attention and resources to make any necessary changes to operations in order to comply, and could therefore also materially and adversely affect Independent’s business, financial condition and results of operations.

On July 2, 2013, the Federal Reserve approved a final rule implementing the revised capital standards of the Basel Committee on Banking Supervision, commonly known as “Basel III”, as well as additional capital reforms required by the Dodd-Frank Act. This final rule, once fully phased-in, requires bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity.

Independent cannot determine whether additional proposals and legislation will be adopted, or the ultimate effect that such proposals and legislation, if enacted, or regulations issued to implement the same, would have upon Independent’s business, financial condition or results of operations. Also, in recent years, regulatory oversight and enforcement have increased substantially, imposing additional costs and increasing the potential risks associated with Independent’s operations. If these regulatory trends continue, they could adversely affect Independent’s business and, in turn, Independent’s consolidated results of operations.

Monetary policies and regulations of the Federal Reserve could adversely affect Independent’s business, financial condition and results of operations.

In addition to being affected by general economic conditions, Independent’s earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon Independent’s business, financial condition and results of operations cannot be predicted.

The Federal Reserve may require Independent to commit capital resources to support Independent Bank.

The Federal Reserve, which examines Independent and Independent Bank, requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under these requirements, in the future, Independent could be required to provide financial assistance to Independent Bank if it experiences financial distress.

A capital injection may be required at times when Independent does not have the resources to provide it, and therefore Independent may be required to borrow the funds. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company’s cash flows, financial condition, results of operations and prospects.

Federal banking agencies periodically conduct examinations of Independent’s business, including compliance with laws and regulations, and Independent’s failure to comply with any supervisory actions to which Independent becomes subject as a result of such examinations could materially and adversely affect Independent.

Texas and federal banking agencies periodically conduct examinations of Independent’s business, including compliance with laws and regulations. If, as a result of an examination, a Texas or federal banking agency were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of Independent’s operations had become unsatisfactory, or that Independent or its management was in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in Independent’s capital, to restrict Independent’s growth, to assess civil monetary penalties against Independent Bank, Independent’s officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate Independent’s deposit insurance. If Independent becomes subject to such regulatory actions, Independent could be materially and adversely affected.

Independent may be required to pay significantly higher FDIC deposit insurance assessments in the future, which could materially and adversely affect Independent.

Recent insured depository institution failures have significantly increased the loss provisions of the FDIC, resulting in a decline in the designated reserve ratio of the FDIC in recent years. These developments have caused the FDIC premiums to increase and may result in increased assessments in the future.

On February 7, 2011, the FDIC approved a final rule that amended the Deposit Insurance Fund restoration plan and implemented certain provisions of the Dodd-Frank Act. Effective April 1, 2011, the assessment base is determined using average consolidated total assets minus average tangible equity rather than the previous assessment base of adjusted domestic deposits. The new assessment rates, calculated on the revised assessment base, generally range from 2.5 to 9.0 basis points for Risk Category I institutions, 9.0 to 24.0 basis points for Risk Category II institutions, 8.0 to 33.0 basis points for Risk Category III institutions, and 30.0 to 45.0 basis points for Risk Category IV institutions. The new assessment rates were calculated for the quarter beginning April 1, 2011 and were reflected in invoices for assessments due September 30, 2011.

The final rule provides the FDIC’s board with the flexibility to adopt actual rates that are higher or lower than the total base assessment rates adopted on February 7, 2011 without notice and comment, if certain conditions are met. An increase in the assessment rates could materially and adversely affect Independent.

Independent may be materially and adversely affected by the creditworthiness and liquidity of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Independent has exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional customers. Many of these transactions expose Independent to credit risk in the event of a default by a counterparty or customer. In addition, Independent’s credit risk may be exacerbated when the collateral held by Independent cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to Independent. Any such losses could have a material adverse effect on Independent.

The recent repeal of federal prohibitions on payment of interest on commercial demand deposits could increase Independent’s interest expense, which could have a material adverse effect on Independent.

All federal prohibitions on the ability of financial institutions to pay interest on commercial demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, beginning on July 21, 2011, financial institutions were able to offer interest on commercial demand deposits to compete for customers. Independent’s interest expense will increase and Independent’s net interest margin could decrease if Independent begins offering interest on commercial demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on Independent.

Independent faces a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug

Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If Independent’s policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that Independent has already acquired or may acquire in the future are deficient, Independent would be subject to liability, including fines and regulatory actions such as restrictions on Independent’s ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of Independent’s business plan, including Independent’s acquisition plans, which would negatively impact Independent’s business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for Independent.

There are substantial regulatory limitations on changes of control of bank holding companies.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of Independent’s voting stock or obtaining the ability to control in any manner the election of a majority of Independent’s directors or otherwise direct the management or policies of Independent’s company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of Independent’s common stock. These provisions effectively inhibit certain mergers or other business combinations, which, in turn, could adversely affect the market price of Independent’s common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of operations of Independent after the merger is completed as well as information about the merger, including Independent’s future revenues, income, expenses, provision for taxes, effective tax rate, earnings per share and cash flows, Independent’s future capital expenditures and dividends, Independent’s future financial condition and changes therein, including changes in Independent’s loan portfolio and allowance for loan losses, Independent’s future capital structure or changes therein, the plan and objectives of management for future operations, Independent’s future or proposed acquisitions, the future or expected effect of acquisitions on Independent’s operations, results of operations and financial condition, Independent’s future economic performance and the statements of the assumptions underlying any such statement. Such statements are typically identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is estimated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that we make are based on Independent’s current expectations and assumptions regarding its business, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect the future financial results and performance of each of Independent and Live Oak Financial before the merger or Independent after the merger, and could cause those results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, but are not limited to:

•	worsening business and economic conditions nationally, regionally and in Independent’s target markets, particularly in Texas and the geographic areas in which Independent operates or particularly affecting the financial industry generally;

•	Independent’s dependence on its management team and its ability to attract, motivate and retain qualified personnel;

•	the concentration of Independent’s business within its geographic areas of operation in Texas;

•	deteriorating asset quality and higher levels of nonperforming assets and loan charge-offs;

•	concentration of Independent’s loan portfolio in commercial and residential real estate loans and changes in the prices, values and sales volumes of commercial and residential real estate;

•	inaccuracy of the assumptions and estimates Independent makes in establishing reserves for probable loan losses and other estimates;

•	lack of liquidity, including as a result of a reduction in the amount of sources of liquidity Independent currently has;

•	material decreases in the amount of deposits Independent holds;

•	regulatory requirements to maintain minimum capital levels;

•	changes in market interest rates that affect the pricing of Independent’s loans and deposits and its interest margins and net interest income;

•	fluctuations in the market value and liquidity of the securities that Independent holds for sale and changes in the securities market;

•	effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services, which likely will increase;

•	the institution and outcome of litigation and other legal proceeding against Independent or to which Independent becomes subject;

•	the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by Independent’s regulators, such as the Dodd-Frank Act;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the SEC and Public Company Accounting Oversight Board;

•	governmental monetary and fiscal policies;

•	changes in the scope and cost of FDIC, insurance and other coverage;

•	the effects of war or other conflicts, acts of terrorism (including cyber attacks) or other catastrophic events, including storms, droughts, tornadoes and flooding, that may affect general economic conditions;

•	Independent’s actual cost savings resulting from the merger are less than expected, Independent is unable to realize those cost savings as soon as expected or Independent incurs additional or unexpected costs;

•	Independent’s actual cost savings resulting from the merger or the Collin Bank merger are less than expected, Independent is unable to realize those cost savings as soon as expected or Independent incurs additional or unexpected costs;

•	Independent’s revenues after the merger are less than expected;

•	deposit attrition, operating costs, customer loss and business disruption before and after the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than Independent expected;

•	the risk that the businesses of Independent and each of Live Oak Financial and Collin Bank will not be integrated successfully, or such integrations may be more difficult, time-consuming or costly than expected;

•	the failure of Live Oak Financial’s shareholders to approve the reorganization agreement;

•	the failure of Collin Bank’s shareholders to approve the Collin Bank reorganization agreement;

•	the ability to obtain the governmental approvals of the merger and the Collin Bank merger on the proposed terms and schedule;

•	the quality of the assets acquired from other organizations being lower than determined in Independent’s due diligence investigation and related exposure to unrecoverable losses on loans acquired;

•	general business and economic conditions in the markets Independent or Live Oak Financial serve change or are less favorable than expected;

•	changes occur in business conditions and inflation;

•	personal or commercial customers’ bankruptcies increase; and

•	technology-related changes are harder to make or more expensive than expected.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates contained in forward-looking statements, please read the “Risk Factors” section of this proxy statement/prospectus.

Independent urges you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements Independent may make. As a result of these and other matters, including changes in facts, assumptions not being realized or other factors, the actual results relating to the subject matter of any forward-looking statement may different materially from the anticipated results expressed or implied in that forward-looking statement. Any forward-looking statement made by Independent in any report, filing, press release, document, report or announcement speaks only as of the date on which it is made. Independent undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. Independent believes that it has chosen these assumptions or bases in good faith and that they are reasonable. However, Independent cautions you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. Therefore, Independent cautions you not to place undue reliance on our forward-looking statements.

GENERAL INFORMATION

This document constitutes a proxy statement of Live Oak Financial and is being furnished to all record holders of Live Oak Financial common stock in connection with the solicitation of proxies by the board of directors of Live Oak Financial to be used at the special meeting of shareholders of Live Oak Financial to be held on             , 2013. One of the purposes of the special meeting is to consider and vote to approve the reorganization agreement, which provides, among other things, for the initial merger of IBGLO, a wholly owned subsidiary of Independent, with and into Live Oak Financial, with Live Oak Financial being the surviving entity, the subsequent merger of Live Oak Financial with and into Independent, with Independent being the surviving entity, and then the bank merger of Live Oak Bank with and into Independent Bank, with Independent Bank being the surviving bank. This document also constitutes a prospectus relating to offer and sale of the Independent common stock to be issued to holders of Live Oak Financial common stock upon completion of the merger of Live Oak Financial and IBGLO.

Independent has supplied all of the information contained herein relating to Independent and Independent Bank, and Live Oak Financial has supplied all of the information contained herein relating to Live Oak Financial and Live Oak Bank.

LIVE OAK FINANCIAL SPECIAL MEETING

Date, Place and Time of the Special Meeting

The special meeting of Live Oak Financial shareholders will be held at 5:00 p.m., Central Time, on                 , 2013, at the offices of Live Oak State Bank, 3206 Live Oak Street, Dallas, Texas 75204.

Matters to be Considered

The purpose of the special meeting is to consider and vote on the following:

•	a proposal to approve the Agreement and Plan of Reorganization, dated as of August 22, 2013, by and between Independent and Live Oak Financial and the related Agreement and Plan of Merger, attached thereto as Exhibit A, pursuant to which IBGLO will merge with and into Live Oak Financial, all on the terms and subject to conditions contained therein; and

•	any proposal made to adjourn the special meeting to a later date or dates if the board of directors of Live Oak Financial determines such an adjournment is necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to constitute a quorum or to approve the reorganization agreement.

No other business may be conducted at the special meeting.

Recommendation of the Live Oak Financial Board of Directors

The Live Oak Financial board of directors has unanimously approved the reorganization agreement and the transactions contemplated thereby. Based on Live Oak Financial’s reasons for the merger described in this proxy statement/prospectus, including the fairness opinion of Sheshunoff, the board of directors of Live Oak Financial believes that the merger is in the best interests of Live Oak Financial’s shareholders and unanimously recommends that Live Oak Financial shareholders vote FOR approval of the reorganization agreement. See “The Merger—Recommendation of Live Oak Financial and its Reasons for the Merger” beginning on page 56. The Live Oak Financial board of directors also unanimously recommends that Live Oak Financial shareholders vote FOR any proposal to adjourn the special meeting that the Live Oak Financial board of directors determines is necessary, including to permit further solicitation of proxies on the proposal to approve the reorganization agreement.

Shares Entitled to Vote, Quorum and Vote Required

The holders of record of the outstanding shares of Live Oak Financial common stock as of 5:00 p.m. on                 , 2013, will be entitled to notice of and to vote at the special meeting. As of 5:00 p.m. on that date, there were 598,948 shares of Live Oak Financial common stock outstanding and entitled to vote at the special meeting.

At the special meeting, the shareholders of Live Oak Financial will be entitled to one vote for each share of common stock owned of record on                 , 2013. The holders of a majority of the shares of Live Oak Financial common stock entitled to vote at the special meeting must be present, either in person or by proxy, to constitute a quorum at the special meeting, but the holders of at least two-thirds of the shares of Live Oak Financial common stock entitled to vote at the special meeting must be present, in person or by proxy, at the special meeting in order for the necessary vote to be able to take action on the merger proposal. Specifically, the affirmative vote of two-thirds of the outstanding Live Oak Financial common stock is required to approve the reorganization agreement. As a result, if shares representing at least two-thirds of the shares of Live Oak Financial common stock outstanding on the closing date are not present at the special meeting, the presence of a quorum will still not permit the merger to be approved at the special meeting. The affirmative vote of a majority of the shares of Live Oak Financial common stock cast at the special meeting is required to approve the adjournment of the special meeting. Accordingly, you are encouraged to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists at the special meeting. Brokers that are members of the NYSE or NASDAQ, as holders of record, are permitted to vote on certain routine matters in their discretion, but not on nonroutine matters. The proposal to approve the reorganization agreement is a nonroutine matter. Accordingly, if a shareholder holds shares in “street name” and does not provide voting instructions to his or her bank, broker or nominee that is a member of NYSE or NASDAQ, those shares will not be voted on that proposal at the special meeting unless you receive a proxy from that broker that will allow you to vote the shares you beneficially own and that are held by that broker. Abstentions and broker nonvotes will have no effect on the proposal to adjourn the special meeting,.

Shares of Live Oak Financial Subject to the Voting Agreement

Certain directors and shareholders of Live Oak Financial have entered into an agreement to vote the shares of Live Oak Financial common stock they control in favor of approval of the reorganization agreement. As of the record date, 195,927 shares of Live Oak Financial common stock, or approximately 32.71% of the outstanding shares of Live Oak Financial common stock entitled to vote at the special meeting, are bound by the voting agreement.

Voting

Shareholders of Record. Shareholders of record may vote by mail or by attending the special meeting and voting in person. If you are a record holder and want to vote you shares by proxy, simply indicate on the proxy card applicable to your Live Oak Financial common stock how you want to vote and sign, date and mail your proxy card(s) in the enclosed pre-addressed postage-paid envelope as soon as possible, but in any event no later than immediately prior to the vote at the special meeting.

Any proxy cards must be returned to the Corporate Secretary of Live Oak Financial no later than immediately prior to the closing of the polls at the special meeting.

Shares Held in “Street Name.” If a Live Oak Financial shareholder’s shares of Live Oak Financial common stock are held through a bank, broker or other nominee, such Live Oak Financial shareholder is considered the beneficial owner of such shares held in “street name.” In such case, this proxy statement/prospectus has been forwarded by such Live Oak Financial shareholder’s bank, broker or other nominee, who is considered, with respect to such shares, the shareholder of record. If the broker, bank or other nominee has not provided a beneficial owner with a proxy appointing the beneficial owner as the proxy of the broker, bank or other nominee to vote the shares owned by the beneficial owner, the beneficial owner of shares of Live Oak Financial common stock has the right to direct such bank, broker or other nominee how to vote the shares by following the voting instructions that they have sent, or will send, to the Live Oak Financial shareholder. Without specific instructions from the beneficial owner of the shares of Live Oak Financial common stock it holds, the bank, broker or other nominee is not empowered to vote the shares of Live Oak Financial common stock it holds for the benefit of another person with respect to the merger proposal. Not voting these shares will have the effect of voting against the approval of the reorganization agreement, but will not have the effect of voting against any proposal of the Live Oak Financial board of directors to adjourn the special meeting since the vote is based on the number of affirmative votes cast for the proposal. When the vote is tabulated for the proposals, broker nonvotes, if any, will only be counted for purposes of determining whether a quorum is present. Accordingly, if a Live Oak Financial shareholder has not received a proxy from its broker, bank or other nominee covering the shares it beneficially owns, that shareholder should promptly give instructions to his or her bank, broker or other nominee to vote FOR approval of the reorganization agreement and FOR the proposal to adjourn the special meeting, if necessary, by using the voting instruction card provided to such Live Oak Financial shareholder by his or her bank, broker or other nominee. Alternatively, if a Live Oak Financial shareholder is a beneficial owner and desires to vote in person at the special meeting, the Live Oak Financial shareholder must provide a proxy executed in that shareholder’s favor by the bank, broker or other nominee confirming that the Live Oak Financial shareholder was the beneficial owner of those shares as of 5:00 p.m. on                 , 2013, stating the number of shares of which the Live Oak Financial shareholder was the beneficial owner that were held for the Live Oak Financial shareholder’s benefit at that time by that broker, bank or other nominee and appointing the Live Oak Financial shareholder as the record holder’s proxy to vote the shares covered by that proxy at the special meeting.

Revocation of Proxies

If you have previously provided a proxy to Live Oak Financial regarding your shares, you may revoke your proxy by:

•	delivering to Live Oak Financial prior to the special meeting a written notice of revocation addressed to Corporate Secretary, Live Oak Financial Corp., 3206 Live Oak Street, Dallas, Texas 75204;

•	completing, signing and returning a new proxy card with a later date before the date of the special meeting, and any earlier proxy will be revoked automatically; or

•	attending the special meeting and voting in person, and any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke a shareholder’s previously submitted proxy.

If you hold your shares in street name with a bank or broker, you must contact such bank or broker if you desire to revoke your proxy.

Solicitation of Proxies; Expenses

This proxy solicitation is made by the board of directors of Live Oak Financial. Live Oak Financial is responsible for its expenses incurred in preparing, assembling, printing and mailing this proxy statement/prospectus. Proxies will be solicited through the mail. Additionally, directors of Live Oak Financial intend to solicit proxies personally or by telephone or other means of communication. The directors will not be receiving any additional compensation for any solicitation of such proxies. Live Oak Financial will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners.

Attending the Special Meeting

All holders of Live Oak Financial common stock, including shareholders of record and shareholders who hold their shares in street name through banks, brokers or other nominees, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If a Live Oak Financial shareholder is not a shareholder of record and would like to vote in person at the special meeting, that shareholder must produce a proxy executed in his or her favor by the record holder of the shareholder’s shares confirming that the Live Oak Financial shareholder was the beneficial owner of those shares as of 5:00 p.m. on                     , 2013, stating the number of shares of which the Live Oak Financial shareholder was the beneficial owner that were held for the Live Oak Financial shareholder’s benefit at that time by that broker, bank or other nominee and appointing the Live Oak Financial shareholder as the record holder’s proxy to vote the shares covered by that proxy at the special meeting. In addition, that shareholder must bring a form of personal photo identification with him or her in order to be admitted at the special meeting. Live Oak Financial reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without Live Oak Financial’s express written consent.

Adjournments

Although it is not currently expected, the special meeting may be adjourned, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the special meeting to approve the proposal to approve the reorganization agreement or if a quorum is not present at the special meeting. Other than an announcement to be made at the special meeting of the time, date and place of an adjourned special meeting, an adjournment generally may be made without notice. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow the shareholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned.

Questions and Additional Information

If a Live Oak Financial shareholder has questions about the merger or the process for voting or if additional copies of this document or a replacement proxy card are needed, please contact Carl B. Schieffer, Live Oak Financial’s President, at (214) 841-9800.

PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT

(Proposal One)

The following information describes material aspects of the merger. It is not intended to be a complete description of all information relating to the merger and is qualified in its entirety by reference to more detailed information contained in the Appendices to this document, including the reorganization agreement. A copy of the reorganization agreement (with the agreement and plan of merger attached as Exhibit A thereto) is included as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. You are urged to read the Appendices in their entirety.

Terms of the Merger

The reorganization agreement provides for the acquisition of Live Oak Financial by Independent through certain merger transactions. Specifically, the reorganization agreement provides for the initial merger of IBGLO, a wholly owned subsidiary of Independent, with and into Live Oak Financial, with Live Oak Financial being the surviving entity, the subsequent merger of Live Oak Financial with and into Independent, with Independent being the surviving entity, and then the bank merger of Live Oak Bank with and into Independent Bank, with Independent Bank being the surviving bank. If the shareholders of Live Oak Financial approve the reorganization agreement at the special meeting, and if the required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are satisfied or are waived by the party entitled to do so, the parties anticipate that the merger will be completed in the fourth quarter of 2013, although delays could occur. As a result of the merger, holders of Live Oak Financial common stock will be entitled to receive whole shares of Independent common stock and cash, with cash paid in lieu of a fractional share, and will no longer be owners of Live Oak Financial common stock. As a result of the merger, certificates for Live Oak Financial common stock will only represent the right to receive the merger consideration pursuant to the reorganization agreement. Live Oak Financial will cease to exist following the completion of the merger.

If Live Oak Financial shareholders approve the reorganization agreement and the merger is completed, all outstanding shares of Live Oak Financial common stock will be converted into an aggregate of 292,646 shares of Independent common stock and $10,000,000 in cash, subject in each case to adjustment under certain circumstances, as set forth in the reorganization agreement. Based on 598,948 shares of Live Oak Financial common stock outstanding as of October 7, 2013, holders of Live Oak Financial common stock will receive 0.4886 shares of Independent common stock (with cash in lieu of a fractional share) and $16.69 in cash, subject in each case to adjustment under certain circumstances, as set forth in the reorganization agreement, for each share of Live Oak Financial common stock that they own. Based on 598,948 shares of Live Oak Financial common stock outstanding as of October 7, 2013, and the closing price of Independent common stock on the NASDAQ Global Market of $35.99 on such date, the amount of total consideration to be paid by Independent is valued at approximately $20,532,000.

The per share stock consideration will be subject to adjustment if the volume-weighted average of the daily average sales price per share of Independent common stock on the NASDAQ Global Market, or average sales price, over a twenty consecutive trading day period ending on the third trading day prior to the closing date is less than $30.76 or greater than $37.60. If the average sales price is less than $30.76, the per share stock consideration will be adjusted to be a fraction (rounded to the nearest ten thousandth) determined by dividing (i) $15.03 by (ii) the average sales price. However, a condition to each party’s respective obligation to consummate the merger is that the average sales price be at least $27.34 per share. If the average sales price is less than $27.34 per share either party may determine not to consummate the merger. If, on the other hand, the average sales is greater than $37.60, the per share stock consideration will be adjusted to be a fraction (rounded to the nearest ten thousandth) determined by dividing (i) $18.37 by (ii) the average sales price. Therefore, the maximum aggregate value of shares of Independent common stock to be issued to Live Oak Financial shareholders is $11,000,000 and the minimum aggregate value of shares of Independent common stock to be issued to Live Oak Financial shareholders is $9,000,000.

Further, the amount of aggregate cash consideration will be reduced if Live Oak Financial’s tangible book value is less than $13,000,000 as of the closing date. If, as of the closing date, Live Oak Financial’s tangible book value is less than $13,000,000, but equal to or more than $12,750,000, the aggregate cash consideration will be reduced by an amount equal to $13,000,000 minus Live Oak Financial’s tangible book value as of the closing date. If, as of the closing date, Live Oak Financial’s tangible book value is less than $12,750,000, the aggregate cash consideration will be reduced by an amount equal to the sum of (i) $250,000, plus (ii) the product of (x) $12,750,000 minus Live Oak Financial’s tangible book value as of the closing date, multiplied by (y) 1.54.

Fractional shares of Independent common stock will be paid in cash, without interest. The market price of shares of Independent common stock will fluctuate from the date of this proxy statement/ prospectus to the date of completion of the merger, and these fluctuations could result in an adjustment to the proportion of the cash and stock consideration and the number of shares of Independent common stock. Because of the possibility of an adjustment to the proportion of per share cash and stock consideration and the number of shares of Independent common stock, you will not know the exact number of shares of Independent common stock or the exact amount of cash you will receive in connection with the merger when you vote on whether to approve the reorganization agreement.

Background of the Merger

Since the inception of Live Oak Financial in 2001, the board of directors of Live Oak Financial anticipated that the most likely strategic course to maximize its shareholder value would be an acquisition by, or an affiliation with, a larger financial institution. The likely timing of that endeavor has been the subject of ongoing evaluation by Live Oak Financial’s board of directors in weighing the opportune time to pursue such a transaction based on the current mergers and acquisitions market as well as the expressed desires of Live Oak Financial’s shareholder base. Several of Live Oak Financial’s shareholders have expressed concern with the lack of a liquid market for Live Oak Financial’s common stock, especially as the economy struggled over the last five years.

From time to time, the board of directors of Live Oak Financial had discussed the possibility of establishing additional branches or the possible acquisition of another depository institution. But low interest rate margins and soft loan demand made expansion an unrealistic alternative. The board has also become increasingly concerned with the extensive and costly regulatory burden confronting Live Oak Financial, with many additional regulations required under the Dodd-Frank Act yet to be implemented.

In 2007 and in 2012, the board of directors of Live Oak Financial met with an investment banking firm to explore the current market for a possible sale or merger, but in each instance the board of directors concluded that pursuing a transaction at that time would not maximize shareholder value.

In April 2013, Live Oak Financial’s executive committee (consisting of all directors other than Rod J. Rohrich M.D.), discussed with Sheshunoff the possibility of exploring a sale or merger. On April 25, 2013, representatives of Sheshunoff met with the executive committee and gave a presentation on recent activity for bank mergers and acquisitions. After their presentation, the executive committee approved the engagement of Sheshunoff to represent Live Oak Financial in a possible sale or merger transaction.

After negotiating a contract acceptable to the Live Oak Financial executive committee, Sheshunoff was engaged on May 9, 2013, to be Live Oak Financial’s exclusive financial advisor to explore the sale or merger of Live Oak Financial. Live Oak Financial selected Sheshunoff because of its expertise, reputation and familiarity with Live Oak Financial and the overall financial services industry and because its investment banking professionals have substantial experience in transactions comparable to the proposed merger.

Over the next few weeks, Sheshunoff prepared a presentation package to be provided to potentially interested acquirers. On May 21, 2013, the Live Oak Financial executive committee reviewed a list of twelve potential purchasers, which were then contacted by Sheshunoff to solicit their interest in a potential transaction with Live Oak Financial. Ten of the twelve banks expressed an interest and signed a confidentiality agreement to receive an information package. Each confidentiality agreement limited the use of confidential information to an evaluation of a potential transaction with Live Oak Financial. Each agreement further provided that a potential bidder would neither attempt to acquire Live Oak Financial without negotiating the acquisition with Live Oak Financial’s board of directors nor solicit, hire, or divert any of Live Oak Financial’s employees for a period of time after the date thereof.

Upon receipt of a signed confidentiality agreement from a potential acquirer, Sheshunoff sent the representatives of the interested party access to the confidential information memorandum containing certain public and non-public information regarding Live Oak Financial and instructions describing Live Oak Financial’s process to determine that party’s level of interest in acquiring Live Oak Financial. In those instructions, potential acquirers were asked to submit a non-binding indication of interest with respect to Live Oak Financial no later than June 26, 2013. Sheshunoff made clear to each potential acquirer that: (1) Live Oak Financial was in the process of exploring a number of alternatives to provide value to its shareholders, one of which could be its sale; (2) if they had an interest in pursuing such a transaction, they must participate in this process; (3) Live Oak Financial was not bound or obligated to continue discussions, enter into any agreement or continue the process; and (4) certain qualified bidders would be permitted to perform due diligence on Live Oak Financial to determine whether they wished to proceed in the process.

Live Oak Financial received four indications of interest from potential acquirers. On June 27, 2013, the Live Oak Financial executive committee and Sheshunoff reviewed the four indications of interest received. At that meeting, the Live Oak Financial executive committee advised Sheshunoff to contact two of the bidders to gather additional information to assist the executive committee in evaluating their bids.

On July 3, 2013, the Live Oak Financial executive committee met with Sheshunoff and reviewed the two indications of interest in light of the additional information received from each of the bidders. At that meeting, Sheshunoff was instructed to contact each of the two potential acquirers who submitted the most attractive offers (which included Independent) to inform them that they would be permitted to continue in the process.

On July 9, 2013 and July 10, 2013, members of the executive committee met with the management of the two prospective acquirers to discuss their bids in further detail.

On July 11, 2013, the Live Oak Financial executive committee and Sheshunoff reviewed additional information provided by two potential bidders as well as publicly available information regarding those bidders. Although the bid received from another bidder would potentially have resulted in slightly higher consideration to the shareholders of Live Oak Financial, the Live Oak Financial executive committee was concerned with that bidder’s ability to ultimately complete the proposed transaction, including the bidder’s relative inexperience in completing recent acquisitions and the ability of that bidder to obtain all necessary regulatory approvals on a timely basis. Accordingly, at the conclusion of this meeting, the executive committee accepted the indication of interest presented by Independent and authorized Carl Schieffer to negotiate a letter of intent with Independent.

Over the next few days, working with outside legal counsel, Live Oak Financial negotiated the terms of a letter of intent, which was then executed by both parties on July 18, 2013.

During the week of July 22, 2013, Independent performed due diligence of Live Oak Financial at the offices of Live Oak Bank.

Independent presented Live Oak Financial with an initial draft of the reorganization agreement on August 1, 2013. Live Oak Financial and its outside legal counsel presented comments to the initial draft of the reorganization agreement to Independent and its counsel on August 12, 2013. From August 13, 2013, to August 21, 2013, management of both Live Oak Financial and Independent, and their respective legal counsel, negotiated the reorganization agreement and related documents. Negotiations between the parties focused on certain limitations on the representations and warranties made by Live Oak Financial, the addition of certain representations and warranties made by Independent, the adjustment to the merger consideration if Live Oak Financial did not meet the minimum tangible book value requirement, and the amount of the termination fee. Independent agreed to indemnify the directors and officers of Live Oak Financial and Live Oak Bank under certain circumstances after the closing. The executive committee met frequently during the period from August 2 through August 20, reviewing all aspects of the reorganization agreement. Management representatives of Live Oak Financial and Sheshunoff also conducted reverse due diligence on Independent.

On August 21, 2013, Live Oak Financial’s board of directors held a meeting to consider the merger with Independent. Live Oak Financial’s board of directors met with representatives of Sheshunoff and Live Oak Financial’s outside legal counsel. Before that meeting, all directors present at this meeting were provided with the then-current draft of the reorganization agreement and all ancillary documents. Outside legal counsel made a presentation regarding the fiduciary duties of the directors. The representative of Sheshunoff then reviewed the transaction process, time line and summary. The representative of Sheshunoff reviewed the valuation analysis of comparable transactions, both nationwide and within Texas. The representative of Sheshunoff then provided an overview of Independent, its financial performance and the market performance of its common stock. At the conclusion of this presentation and after responding to questions from the directors, Sheshunoff rendered to Live Oak Financial’s board its oral opinion that, subject to the assumptions, limitations and qualifications set forth in their written opinion, the total aggregate consideration to be received from Independent, which consisted of $10,000,000 in cash and 292,646 shares of Independent common stock, was fair to the Live Oak Financial shareholders from a financial point of view. Sheshunoff’s oral opinion was confirmed by delivery of its written opinion, dated as of August 21, 2013, to Live Oak Financial’s board of directors.

Outside legal counsel then reviewed the terms and conditions of the proposed reorganization agreement and ancillary legal documents with Live Oak Financial’s board of directors, discussing in detail the business points, contingencies, timing issues and fiduciary concerns. Outside legal counsel also described the terms and conditions of the voting agreement that Independent asked to be signed by the board of directors of Live Oak Financial.

Based upon Live Oak Financial’s board of directors review and discussion of the reorganization agreement, the opinion of Sheshunoff and other relevant factors (described below in “Live Oak Financial’s Reasons for the Merger and Recommendations of the Board of Live Oak Financial”), the board of directors of Live Oak Financial, by unanimous vote of all directors present at the meeting, authorized and approved the execution of the reorganization agreement with Independent, and authorized Mr. Schieffer to execute the reorganization agreement on behalf of Live Oak Financial. One of the directors, Sue Dorsey, was not able to participate in the meeting as she was traveling. As a result, Mrs. Dorsey had signed a unanimous consent, and the other directors of Live Oak Financial signed a counterpart consent so that the proposal would be unanimously approved by the board of directors.

On August 22, 2013, signature pages to the reorganization agreement, the voting agreement and related documents were exchanged by the parties. The companies issued a joint press release announcing the signing of the reorganization agreement after the close of the stock markets that afternoon.

Recommendation of Live Oak Financial’s Board and Its Reasons for the Merger

Live Oak Financial’s board of directors has unanimously approved the reorganization agreement and unanimously recommends that the Live Oak Financial shareholders vote FOR approval of the reorganization agreement.

Live Oak Financial’s board of directors has determined that the merger is fair to, and in the best interests of, Live Oak Financial’s shareholders. In approving the reorganization agreement, Live Oak Financial’s board of directors consulted with Sheshunoff with respect to the financial aspects and fairness of the merger consideration, from a financial point of view, to the holders of shares of Live Oak Financial common stock and with its outside legal counsel as to its legal duties and the terms of the reorganization agreement. In arriving at its determination, Live Oak Financial’s board also considered a number of factors, including the following:

•	Live Oak Financial’s board of directors’ familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Live Oak Financial;

•	the current and prospective environment in which Live Oak Financial operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial institutions generally and the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;

•

the financial presentation of Sheshunoff and its opinion dated as of August 21, 2013, that, as of August 21, 2013 (the date on which Live Oak Financial’s board of directors approved the reorganization agreement), and subject to the assumptions, limitations and qualifications set forth in the opinion, the total aggregate consideration to be received from Independent, which consisted of $10,000,000 million in cash and 292,646 shares Independent common stock, is fair, from a financial point of view, to the Live Oak Financial shareholders (see “— Opinion of Live Oak Financial’s Financial Advisor,” beginning on page 58);

•	that shareholders of Live Oak Financial will receive part of the merger consideration in shares of Independent common stock, which are listed for trading on the NASDAQ Global Market, contrasted with the absence of a public market for shares of Live Oak Financial common stock;

•	the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code with respect to the shares of Live Oak Financial common stock exchanged for shares of Independent common stock;

•	the results that Live Oak Financial could expect to obtain if it continued to operate independently, and the likely benefits to shareholders of that course of action, as compared with the value of the merger consideration offered by Independent;

•	the ability of Independent to pay the aggregate merger consideration without a financing contingency and without the need to obtain financing to close the transaction;

•	the ability of Independent to receive the requisite regulatory approvals in a timely manner;

•	the terms and conditions of the reorganization agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, including a provision that permits Live Oak Financial’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to, a third party that has submitted an unsolicited proposal to acquire Live Oak Financial;

•	merger with a larger holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance the development of new products and services;

•	the agreement of Independent to continue to provide indemnification for Live Oak Financial’s directors and officers;

•	that some of Live Oak Financial’s directors and executive officers have other financial interests in the merger in addition to their interests as Live Oak Financial shareholders, including financial interests that are the result of compensation arrangements with Live Oak Financial, the manner in which such interests would be affected by the merger, as well as the new employment agreements that certain of these persons entered into with Independent Bank in connection with the merger;

•	that the cash portion of the merger consideration will be taxable to Live Oak Financial’s shareholders upon completion of the merger;

•	the requirement that Live Oak Financial and Live Oak Bank conduct its business in the ordinary course and the other restrictions on the conduct of their respective business before completion of the merger, which may delay or prevent Live Oak Financial from undertaking business opportunities that may arise before completion of the merger; and

•	that under the reorganization agreement Live Oak Financial could not solicit competing proposals for the acquisition of Live Oak Financial.

The reasons set out above for the merger are not intended to be exhaustive, but do include all material factors considered by the board of directors of Live Oak Financial in approving the merger. In reaching its determination, the Live Oak Financial board of directors did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. Based on the reasons stated, the board believed that the merger was in the best interest of Live Oak Financial’s shareholders, and therefore the board of directors of Live Oak Financial unanimously approved the reorganization agreement and the merger. In addition, all members of Live Oak Financial’s board of directors have agreed to vote the shares of Live Oak Financial common stock over which they have voting authority in favor of the reorganization agreement and the merger.

LIVE OAK FINANCIAL’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE REORGANIZATION AGREEMENT.

Independent’s Reasons for the Merger

As a part of Independent’s growth strategy, Independent routinely evaluates opportunities to acquire financial institutions. The acquisition of Live Oak Financial is consistent with Independent’s expansion strategy. Independent’s board of directors and senior management reviewed the business, financial condition, results of operation and prospects of Live Oak Financial, the market condition of the market area in which Live Oak Financial conducts business, the compatibility of the management and the proposed financial terms of the merger. In addition, management of Independent believes that the merger will expand Independent’s presence in the Swiss Avenue/Lakewood area east of downtown Dallas, Texas, and the surrounding area, provide opportunities for future growth and provide the potential to realize cost savings through the integration of the operations of Live Oak Financial. Independent’s board of directors also considered the financial condition and valuation for both Live Oak Financial and Independent as well as the financial and other effects the merger would have on Independent’s shareholders, including the potential effect on the market price of Independent common stock.

While management of Independent believes that revenue opportunities will be achieved and costs savings will be obtained following the merger, Independent has not definitively quantified the amount of enhancements or projected the areas of operation in which such enhancements will occur.

In view of the variety of factors considered in connection with its evaluation of the merger, the Independent board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to the factors it considered. Further, individual directors may have given different weights to different factors. In addition, the Independent board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Rather, the board conducted an overall analysis of the factors it considered material to its decision, including thorough discussions with, and questioning of, Independent’s management.

Opinion of Live Oak Financial’s Financial Advisor

The fairness opinion of Live Oak Financial’s financial advisor, Sheshunoff, is described below. The description contains projections, estimates and other forward-looking statements about the future earnings or other measures of the future performance of Live Oak Financial. You should not rely on any of these statements as having been made or adopted by Live Oak Financial or Independent. You should review the copy of the fairness opinion, which is attached as Appendix B.

Live Oak Financial retained Sheshunoff to provide an opinion as to the fairness from a financial viewpoint to the Live Oak Financial shareholders of the merger consideration to be received by the shareholders of Live Oak Financial. As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporation and other purposes. Live Oak Financial retained Sheshunoff based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

On August 21, 2013, Sheshunoff rendered its fairness opinion to the board of directors of Live Oak Financial that, as of such date, the merger consideration was fair, from a financial point of view, to the shareholders of Live Oak Financial. The full text of the fairness opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix B to this proxy statement-prospectus. You are urged to read Sheshunoff’s fairness opinion carefully and in its entirety. The fairness opinion is addressed to the board of directors of Live Oak Financial and does not constitute a recommendation to any shareholder of Live Oak Financial as to how he or she should vote at the special meeting of shareholders of Live Oak Financial.

In connection with the fairness opinion, Sheshunoff:

•	reviewed the latest draft of the reorganization agreement;

•	discussed the terms of the reorganization agreement with the management of Live Oak Financial and Live Oak Financial’s legal counsel;

•	conducted conversations with management of Live Oak Financial regarding recent and projected financial performance of Live Oak Financial;

•	evaluated the financial condition of Live Oak Financial based upon a review of regulatory reports for the five-year period ended December 31, 2012 and interim period through June 30, 2013, and internally prepared financial reports for the interim period through June 30, 2013;

•	compared Live Oak Financial’s recent operating results with those of certain other banks in the United States and the State of Texas that have recently been acquired;

•	compared pricing multiples for Live Oak Financial in the merger to recent acquisitions of banks in the United States and the State of Texas with similar characteristics to Live Oak Financial;

•	analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by Live Oak Financial through the year 2017;

•	reviewed the potential pro forma impact of the merger on the combined company’s results and certain financial performance measures of Live Oak Financial and Independent;

•	reviewed publicly available information regarding Independent’s regulatory standing, financial performance and business prospects;

•	reviewed stock analyst research reports regarding Independent;

•	compared Independent’s recent operating results and pricing multiples with those of certain other publicly traded banks in the United States that Sheshunoff deemed relevant;

•	compared the historical stock price data and trading volume of Independent to certain relevant indices; and

•	performed such other analyses deemed appropriate.

For the purposes of this opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to it by Live Oak Financial for the purposes of this opinion. Sheshunoff assumed that any projections provided by or approved by Live Oak Financial were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Live Oak Financial’s management. Sheshunoff assumed such forecasts and projections will be realized in the amounts and at times contemplated thereby.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Live Oak Financial or Independent nor was Sheshunoff furnished with any such appraisal. Sheshunoff assumed that any off-balance-sheet activities of Live Oak Financial or Independent will not materially and adversely impact the future financial position or results of operation of Independent after the merger. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for Live Oak Financial and Independent are, respectively, adequate to cover such losses.

Sheshunoff assumed that the reorganization agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set for in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on Live Oak Financial or Independent and thereby on the results of its analyses. Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of Independent after the completion of the merger.

The fairness opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to Sheshunoff as of August 21, 2013.

In rendering the fairness opinion, Sheshunoff performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data. Sheshunoff did not attribute particular weight to any analysis or factor considered by it. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff’s view of the actual value of Live Oak Financial, Independent or the combined entity.

In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Live Oak Financial or Independent. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, Sheshunoff’s analyses should not be viewed as determinative of the opinion of the board of directors or the management of Live Oak Financial with respect to the value of Live Oak Financial or Independent or to the fairness of the merger consideration.

The following is a summary of the analyses performed by Sheshunoff in connection with its opinion. The discussion utilizes financial information concerning Live Oak Financial and Independent as of June 30, 2013, that is believed to be reliable, accurate and complete; however, Sheshunoff cannot guarantee the reliability, accuracy or completeness of any such publicly available information.

Pursuant to the reorganization agreement, all outstanding shares of Live Oak Financial common stock will be converted into the right to receive $10,000,000 in cash and 292,646 shares of Independent common stock subject in each case to adjustment under certain circumstances are set forth in the reorganization agreement. Based on 598,948 shares of Live Oak Financial common stock outstanding and based upon the twenty-day volume-weighted average sales price ending two trading days before the signing date of the reorganization agreement, or pre-signing date average sales price, this equated to $16.70 per Live Oak Financial common share in Independent common shares and $16.69 per Live Oak Financial share in cash. The exchange ratio for the stock consideration was set at 0.4886 by dividing $16.70 by $34.18, which was the pre-signing date average sales price of Independent common stock. The exchange ratio will be adjusted if the average sales price of a share of Independent common stock is more than 10% above or 10% below the pre-signing date average sales price of $34.18. The reorganization agreement also includes a condition to each party’s obligation to complete the merger that stipulates that the average sales price be at least $27.34, which is 80% of the pre-signing date average sales price. As noted above, the value and the composition of the total merger consideration may also be adjusted pursuant to other terms of the reorganization agreement.

Live Oak Financial Discounted Cash Flow Analysis

Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that Live Oak Financial could produce on a stand-alone basis through December 31, 2017, under various circumstances, assuming that it performed in accordance with the projections provided by Live Oak Financial’s management.

Sheshunoff estimated the terminal value for Live Oak Financial at the end of December 31, 2017, by (1) multiplying the final period projected earnings by one plus the assumed annual long-term growth rate of the earnings of Live Oak Financial of 5.0% (or 1.05) and (2) dividing this product by the difference between the required rates of return shown below and the assumed annual long-term growth rate of earnings of 5% in (1) above. Sheshunoff discounted the annual cash flow streams (defined as all earnings in excess of that which is required to maintain a tangible common equity to tangible asset ratio of 8.0%) and the terminal values using discount rates ranging from 11.0% to 13.0%. The discount range was chosen to reflect different assumptions regarding the required rates of return of Live Oak Financial and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $21.51 to $28.67, as shown in the table below, compared to the estimated merger consideration of $33.39 per share.

	Discount Rate
	13.0%	12.0%	11.0%
Present value (in thousands)	$12,884	$14,719	$17,171
Present value (per share)	$21.51	$24.58	$28.67

Analysis of Selected Transactions

Sheshunoff performed an analysis of premiums paid in selected recently announced acquisitions of banking organizations with comparable characteristics to the merger. Three sets of transactions were selected to ensure a thorough analysis.

The first set of comparable transactions consisted of a group of selected transactions for banks in the United States for which pricing data were available, with the following characteristics: total assets between $100 million and $250 million that were announced since January 1, 2012, a positive return on average assets, and a nonperforming assets to total assets ratio less than 1%. These comparable transactions consisted of 14 mergers and acquisitions of banks with total assets ranging between $102.6 million and $242.2 million that were announced between March 15, 2012, and July 26, 2013. The analysis yielded multiples of the purchase prices in these transactions as summarized below:

	Price/ Book (x)	Price/Tg Book (x)	Price/ 8% Tg Book (x)	Price/ LTM** Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	1.94	1.94	1.95	43.1	18.2	25.7	6.5
Minimum	1.00	1.00	1.00	5.8	6.0	6.4	0.0
Median	1.31	1.33	1.36	21.6	13.3	16.3	3.6
Live Oak Financial*	1.44	1.44	1.62	21.6	16.3	19.2	5.9

*	Assumes merger consideration of $20 million or $33.39 per share and Live Oak Financial earnings taxed at 35%.
**	Last-twelve-months

The median pricing multiples in the comparable transactions were lower than those in the merger, except the median price to earnings, which was the same.

The second set of comparable transactions consisted of a group of selected transactions for banks in the United States located in major metropolitan areas for which pricing data were available, with the following characteristics: total assets between $100 million and $250 million that were announced since January 1, 2012, a positive return on average assets, and a nonperforming assets to total assets ratio below 1%. These comparable transactions consisted of five mergers and acquisitions of banks with total assets ranging between $175.0 million and $242.0 million that were announced between March 23, 2012, and July 18, 2013. The analysis yielded multiples of the purchase prices in these transactions as summarized below:

	Price/ Book (x)	Price/Tg Book (x)	Price/ 8% Tg Book (x)	Price/ LTM Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	1.94	1.94	1.95	16.5	15.6	18.5	5.7
Minimum	1.00	1.00	1.00	16.3	11.3	14.6	0.0
Median	1.13	1.13	1.21	16.4	13.7	16.6	2.9
Live Oak Financial*	1.44	1.44	1.62	21.6	16.3	19.2	5.9

*	Assumes merger consideration of $20 million or $33.39 per share and Live Oak Financial earnings taxed at 35%.

The median pricing multiples in the comparable transactions were lower than those in the merger.

The third set of comparable transactions consisted of a group of selected transactions for banks headquartered in Texas for which pricing data were available, with the following characteristics: total assets between $75 million and $250 million that were announced since January 1, 2012, a positive return on average assets, and a nonperforming assets to total assets ratio below 1%. These comparable transactions consisted of five mergers and acquisitions of banks with total assets ranging between $77.0 million and $220.1 million that were announced between April 26, 2012, and August 5, 2013. The analysis yielded multiples of the purchase prices in these transactions as summarized below:

	Price/ Book (x)	Price/Tg Book (x)	Price/ 8% Tg Book (x)	Price/ LTM Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	2.62	2.62	2.18	37.3	16.0	18.1	11.2
Minimum	1.13	1.13	1.21	17.7	13.5	14.1	2.1
Median	1.50	1.50	1.56	17.7	14.3	15.8	5.1
Live Oak Financial*	1.44	1.44	1.62	21.6	16.3	19.2	5.9

*	Assumes merger consideration of $20 million or $33.39 per share and Live Oak Financial earnings taxed at 35%.

The median pricing multiples in the comparable transactions were lower than those in the merger, except for the prices to book and tangible book, which were slightly higher.

Contribution Analysis

Sheshunoff reviewed the relative contributions of Live Oak Financial and Independent to the combined company based on regulatory data as of June 30, 2013, for Live Oak Financial and Independent. Sheshunoff compared the pro forma ownership interests (which excludes the cash component of the merger) of Live Oak Financial and Independent of 2.4% and 97.6%, respectively, to: (1) total assets of 6.1% and 93.9%, respectively; (2) total loans of 4.5% and 95.5%, respectively; (3) total deposits of 6.5% and 93.5%, respectively; (4) net-interest income of 5.5% and 94.5%, respectively; (5) noninterest income of 1.9% and 98.1%, respectively; (6) noninterest expenses of 4.9% and 95.1%, respectively; (7) June 30, 2013 LTM earnings of 4.0% and 96.0%, respectively; and (8) total tangible equity of 7.1% and 92.9%, respectively. The contribution analysis shows that the ownership of Live Oak Financial shareholders in the combined company is less than the contribution of the components listed due largely to the considerable amount of cash consideration in the merger. The contributions are shown in the table following.

	Assets	%	Loans	%	Deposits	%
Live Oak Financial Corp.	$122,905	6.1%	$71,126	4.5%	$103,914	6.5%
Independent Bank Group, Inc.	$1,905,851	93.9%	$1,520,373	95.5%	$1,485,129	93.5%

Combined Company	$2,028,756	100.0%	$1,591,499	100.0%	$1,589,043	100.0%

	Net Interest Income	%	Non- Interest Income	%	Non- Interest Expenses	%
Live Oak Financial Corp.	$3,929	5.5%	$233	1.9%	$2,756	4.9%
Independent Bank Group, Inc.	$68,044	94.5%	$12,288	98.1%	$53,890	95.1%

Combined Company	$71,973	100.0%	$12,521	100.0%	$56,646	100.0%

	Earnings	%	Shares *	%	Tg. Equity	%
Live Oak Financial Corp.	$928	4.0%	292,646	2.4%	$13,885	7.1%
Independent Bank Group, Inc.	$22,144	96.0%	12,076,927	97.6%	$182,541	92.9%

Combined Company	$23,072	100.0%	12,369,573	100.0%	$196,426	100.0%

*	Share percentage is lower due to cash consideration;

Income data is last-twelve-months as of June 30, 2013

Pro Forma Financial Impact

Sheshunoff analyzed the pro forma impact of the merger on estimated earnings per share, book value per share and tangible book value per share for the twelve-month periods ending December 31, 2014, and December 31, 2015, based on the projections provided by Live Oak Financial’s management for Live Oak Financial on a stand-alone basis assuming pre-tax cost savings of $705,000 phased in by the end of calendar year 2014.

The analysis was performed using publicly available information for Independent as of June 30, 2013. The analysis did not include any pro forma changes to Independent resulting from the Collin Bank acquisition or any pro forma valuation or other adjustments by Independent relating to the merger. Accordingly, the incidence of accretion or dilution noted in the analysis and the amounts of such accretion or dilution may differ materially from those presented elsewhere.

The analysis indicated pro forma consolidated earnings per share dilution of $0.59 per share or 37.2% in 2014 and $0.53 per share or 29.9% in 2015 compared to estimated earnings per share for Live Oak Financial on a stand-alone basis. The earnings dilution is greatly affected by the cash consideration to be received. The implied book value (including the cash portion of the merger consideration) per share accretion in the merger was $0.72 per share or 2.8% in 2014 and the implied book value dilution was $0.21 per share or 0.8% in 2015. The analysis further indicated pro forma consolidated tangible book value (including the cash portion of the merger consideration) per share dilution of $0.79 per share or 3.0% in 2014 and $1.30 per share or 4.7% in 2015 compared to Live Oak Financial’s tangible book value on a stand-alone basis. The analysis of whether the merger consideration is accretive or dilutive to Live Oak Financial based on the above measures and the amounts of such accretion or dilution is sensitive to the composition of the merger consideration and the accounting assumptions to be made by Independent.

Comparable Company Analysis

Sheshunoff compared the operating and market results of Independent to the results of other publicly traded banking companies. The comparable publicly traded companies in the United States were selected primarily on the basis of total asset size, profitability and asset quality. Independent was compared to banks with total assets between $1 billion and $3 billion that had a core return on average assets greater than 0.75% for the last twelve months ending June 30, 2013, and a nonperforming assets to total assets ratio less than 2.00%. The data for the following table is based on GAAP financial information as of June 30, 2013, provided by SNL Financial. Some of the ratios presented are proprietary to SNL Financial and may not strictly conform to the common industry determination.

	Independent	Peer Group Median
	(%)	(%)
Return on Average Assets	1.30	1.02
Return on Average Equity	15.49	10.67
Net Interest Margin	4.40	3.74
Efficiency Ratio	64.5	59.7
Tangible Equity to Tangible Asset Ratio	9.74	9.14
Total Risk-Based Capital Ratio	15.69	15.24
Ratio of Nonperforming Assets to Total Assets	1.10	1.18
Ratio of Nonperforming Loans to Total Loans	0.15	1.49
Ratio of Loan Loss Reserves to Loans	0.84	1.58

Independent’s performance as measured by its return on average assets and return on average equity was higher than that of its peers. Independent’s net interest margin was better than its peers but its efficiency ratio was somewhat worse than its peers. Independent’s capital level was generally similar to its peers with both ratios slightly above that of its peers. Independent’s asset quality, as measured by its ratio of nonperforming assets to total assets and its ratio of nonperforming loans to total loans, was stronger than the peer group medians. Its ratio of loan loss reserves to loans was lower than the median peer group.

Sheshunoff compared Independent’s trading results to its peers. The results are summarized in the following table. The data for the following table is based on publicly available GAAP financial information and market data as of June 30, 2013 provided by SNL Financial.

	Independent	Peer Group Median
Market Price as a Multiple of Stated Tangible Book Value (times)	1.71	1.20
Price as a Multiple of LTM Earnings (times)	2.01	1.43
Market Price as a Percent of Assets	12.2	12.1
Dividend Yield (percent)	19.2	12.9
Dividend Payout (percent)	NA	2.62

Independent’s price-to-book multiples as measured by its market price as a multiple of stated book value and its market price as a multiple of stated tangible book value were higher than the comparable peer group medians. Independent’s price-to-earnings multiple as shown by the price as a multiple of LTM earnings through June 30, 2013, was similar to its peers. Independent’s market price to assets ratio was higher than that of its peers. Independent’s dividend yield and dividend payout ratio were zero as of June 30, 2013, as it did not declare a dividend as a publicly traded company until August 4, 2013.

Sheshunoff compared selected stock market results of Independent to the KBW Bank index for all publicly traded banks in the United States since Independent came public on April 3, 2013. Independent’s common stock price underperformed the index for the period from April 2013 until late-July 2013. From late-July 2013 to mid-August 2013, Independent’s stock price outperformed the KBW Bank index. Since mid-August 2013, the stock price has performed in line with the KBW Bank index.

Sheshunoff also compared Independent’s stock price performance to the SNL US Bank $1B-$5B index for the period from Independent’s first day of trading on April 3, 2013 until the date of its opinion. From April

2013 until May 2013, Independent’s stock price performed generally in line with the SNL US Bank $1B-$5B index. Independent’s stock underperformed the SNL US Bank $1B-$5B index from May 2013 until mid-June 2013, at which time it outperformed the index for a period of about two weeks. It underperformed the index until late-July 2013 then outperformed the index until mid-August 2013. Since mid-August 2013, Independent’s stock has performed slightly better than the SNL US Bank $1B-$5B index.

No company or transaction used in the comparable company and comparable transaction analysis is identical to Live Oak Financial, Independent, or Independent as the surviving corporation in the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of Live Oak Financial and Independent and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable transaction data or comparable company data.

Pursuant to its engagement letter with Live Oak Financial, Sheshunoff will receive a fee of $25,000 for the fairness opinion that is not contingent on the closing of the merger and additional fees that are contingent upon consummation of the merger. In addition, Live Oak Financial agreed to reimburse Sheshunoff for its reasonable out-of-pocket expenses. Live Oak Financial also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation, or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability.

The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective to the Live Oak Financial shareholders and does not constitute a recommendation to any Live Oak Financial shareholder to vote in favor of the merger. No limitations were imposed on Sheshunoff regarding the scope of its investigation or otherwise by Live Oak Financial.

Based on the results of the various analyses described above, Sheshunoff concluded that the merger consideration to be paid by Independent is fair to the Live Oak Financial shareholders, from a financial point of view.

Each shareholder is encouraged to read the fairness opinion in its entirety. The full text of the fairness opinion is included as Appendix B to this proxy statement/prospectus.

Exchange of Live Oak Financial Stock Certificates

If you are a shareholder of Live Oak Financial, prior to the effective time of the merger, Independent’s transfer and exchange agent, Wells Fargo Bank, National Association, will mail a letter of transmittal and instructions to you for use in surrendering your Live Oak Financial stock certificates. Independent shall cause the exchange agent to mail the letter of transmittal and instructions to you at least 20 days prior to the anticipated closing date. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions, Wells Fargo Bank will promptly cancel the surrendered stock certificates and deliver to you a notice required under the TBOC specifying, among other things, the number of shares of Independent common stock, which shall be in uncertificated book-entry only form, and cash to which you are entitled under the reorganization agreement. No Independent stock certificates will be issued with respect to the Independent common stock to be issued under the reorganization agreement. If a holder of certificates for shares of Live Oak Financial common stock surrenders such certificates and a properly executed letter of transmittal to the exchange agent at least three business days prior to the closing date, then Independent will use commercially reasonably best efforts to cause the exchange agent to promptly, but no later than three business days following the closing date, deliver to such holder of certificates the cash portion of the merger consideration and to cause the shares of Independent common stock issued as the stock portion of the consideration to be credited to the account of such holder established in the Direct Registration System. If a holder of certificates for shares of Live Oak Financial common stock surrenders such certificates and a properly executed letter of transmittal to the exchange agent at any time after three business days prior to the closing date, then Independent will use its commercially reasonable best efforts to cause the exchange agent to promptly, but in no event later than three business days following receipt of such certificates and letter of transmittal, deliver to such holder of certificates the merger consideration and to cause the shares of Independent common stock issued as the stock portion of the consideration to be credited to the account of such holder established in the Direct Registration System.

You should not send in your certificates until you receive the letter of transmittal and instructions.

At the effective time of the merger, and until surrendered as described above, other than shares of Live Oak Financial common stock subject to the exercise of dissenters’ rights, each outstanding Live Oak Financial stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration to be paid pursuant to the reorganization agreement without interest thereon. With respect to any Live Oak Financial stock certificate that has been lost, stolen or destroyed, Independent will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with Independent’s standard policy, and evidence reasonably satisfactory to Independent of ownership of the shares in question. After the effective time of the merger, Live Oak Financial’s transfer books will be closed and no transfer of the shares of Live Oak Financial common stock outstanding immediately prior to the effective time will be made on Independent’s stock transfer books.

To the extent permitted by law, you will be entitled to vote after the effective time of the merger at any special meeting of Independent’s shareholders the number of whole shares of Independent common stock into which your shares of Live Oak Financial are converted, regardless of whether you have exchanged your Live Oak Financial stock certificates for Independent stock certificates. Whenever Independent declares a dividend or other distribution on Independent common stock which has a record date after the effective time, the declaration will include dividends or other distributions on all shares of Independent common stock issuable pursuant to the reorganization agreement. However, no dividend or other distribution payable to the holders of record of Independent common stock will be delivered to you until you surrender your Live Oak Financial stock certificates. Wells Fargo Bank, as Independent’s transfer and exchange agent, will deliver to you a notice required under the TBOC specifying, among other things, the number of shares of Independent common stock, which shall be in uncertificated book-entry only form, and your share of the cash portion of the merger consideration, any cash in lieu of any fractional share of Independent common stock to which you would otherwise be entitled and any undelivered dividends, without interest.

Effective Time of the Merger

The merger will become effective at the date and time specified in the certificate of merger to be filed with the Secretary of State of Texas regarding the merger of Live Oak Financial and IBGLO. If the shareholders of Live Oak Financial approve the reorganization agreement at the special meeting, and if all required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are satisfied or are waived by the party entitled to do so, Independent anticipates that the merger will be completed in the fourth quarter of 2013, although delays could occur.

Independent cannot assure you that the necessary shareholder and regulatory approvals will be obtained or that the other conditions to completion of the merger can or will be satisfied.

Conduct of Business Pending Effective Time

From the date of the reorganization agreement to and including the closing date, Live Oak Financial has agreed, and has agreed to cause Live Oak Bank to:

•	maintain its corporate existence in good standing;

•	maintain the general character of its business and conduct its business in its ordinary and usual manner;

•	extend credit only in accordance with existing lending policies and practices;

•	use commercially reasonable efforts to preserve its business organization intact; retain the services of its present employees, officers, directors and agents; retain its present customers, depositors, suppliers and correspondent banks; and preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it;

•	use commercially reasonable efforts to obtain any approvals or consent required to maintain all existing contracts, leases and documents relating to or affecting its properties, assets, leased or owned real property, and business;

•	maintain all offices, machinery, equipment, materials, supplies, inventories, vehicles and other properties owned, leased or used by it (whether under its control or the control of others) in good operating repair and condition, ordinary wear and tear excepted;

•	comply in all material respects with all laws, regulations, ordinances, codes, orders, licenses and permits applicable to its properties and operations, where such noncompliance with which would reasonably be expected to cause a material adverse change;

•	timely file all tax returns required to be filed by it and promptly pay all taxes, assessments, governmental charges, duties, penalties, interest and fines that become due and payable, except those being contested in good faith by appropriate proceedings;

•	withhold from each payment made to each of its employees the amount of all taxes (including federal income taxes, FICA taxes and state and local income and wage taxes) required to be withheld therefrom and pay the same to the proper tax receiving officers;

•	continue to follow and implement policies, procedures and practices regarding the identification, monitoring, classification and treatment of all assets in substantially the same manner as it has in the past;

•	account for all transactions in accordance with generally accepted accounting principles (unless otherwise instructed by regulatory accounting principles, in which instance account for such transaction in accordance with regulatory accounting principles) specifically, without limitation, (i) maintaining the allowance for loan and lease losses account for Live Oak Bank at not less than $1,140,000 and (ii) paying or accruing for by the closing date all liabilities, obligations, costs and expenses owed or incurred by Live Oak Bank on or before the closing date;

•	perform all of its material obligations under contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as it may in good faith reasonably dispute;

•	maintain and keep in full force and effect, in all material respects, presently existing insurance coverage and give all notices and present all claims under all insurance policies in due and timely fashion; and

•	timely file all reports required to be filed with governmental authorities and observe and conform, in all material respects, to all applicable laws, rules, regulations, ordinances, codes, orders, licenses and permits, except those being contested in good faith by appropriate proceedings.

From the date of the reorganization agreement through the effective time of the merger, Live Oak Financial has agreed not to, and has agreed not to cause Live Oak Bank to, without the prior written consent of Independent:

•	introduce any new material method of management or operation;

•	intentionally take any action that could reasonably be anticipated to result in a material adverse change to its financial condition or operations;

•	take or fail to take any action that could reasonably be expected to cause its representations and warranties made in the reorganization agreement to be inaccurate in any material respect at the effective time of the merger or preclude Live Oak Bank from making such representations and warranties at the effective time of the merger;

•	declare, set aside or pay any dividend or other distribution with respect to its capital except that Live Oak Bank may pay dividends to Live Oak Financial;

•	enter into, alter, amend, renew or extend any material contract or commitment that would result in an obligation for Live Oak Financial and Live Oak Bank to make payments in excess of $25,000, except for loans and extensions of credit in the ordinary course of business;

•	mortgage, pledge or subject to lien, charge, security interest or any other encumbrance or restriction any of its properties, business or assets, tangible or intangible, except in the ordinary course of business and consistent with past practices;

•	cause or allow the loss of insurance coverage, unless replaced with coverage that is substantially similar (in amount and insurer) to that in effect as of the date of the reorganization agreement;

•	incur any indebtedness, obligation or liability, whether absolute or contingent, other than the receipt of deposits and trade debt or except in the ordinary course of business and consistent with past practices or in connection with the transactions contemplated by the reorganization agreement or any of the agreements or documents contemplated therein;

•	discharge or satisfy any lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business and consistent with past practices;

•	issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto, except to the extent any commitment to do so is outstanding as of the date of the reorganization agreement;

•	amend or otherwise change its articles of incorporation or bylaws;

•	sell, transfer, lease to others or otherwise dispose of any material amount of its assets or properties, discount or arrange for a payoff of a charged off or deficiency credit, cancel or compromise any material debt or claim, or waive or release any right or claim other than in the ordinary course of business and consistent with past practices, but any such transaction involving amounts in excess of $100,000 shall be deemed to not be in the ordinary course of business;

•	enter into any material transaction other than in the ordinary course of business;

•	except in the ordinary course of the business and consistent with past practices, enter into or give any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any other third person, firm or corporation;

•	sell or knowingly dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

•

except for salary increases in the ordinary course of business and consistent with past practices, (i) make any material change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, (ii) pay, agree to, or orally promise to pay, conditionally or otherwise, any bonus or extra compensation, pension, severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers or employees, or (iii) enter into any employment or consulting contract (other than as contemplated by the reorganization agreement) or other agreement with any director, officer or employee or adopt, amend in any material respect or terminate (other than termination of any employee benefit plans contemplated by the reorganization agreement) any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees;

•	engage in any transaction with any of its affiliates, except in the ordinary course of business and consistent with past practices;

•	acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity, except (i) through settlement of indebtedness, foreclosure or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person;

•	except as contemplated by the reorganization agreement, terminate, cancel or surrender any contract, lease or other agreement or unreasonably permit any damage, destruction or loss which, in any case or in the aggregate, may reasonably be expected to result in a material adverse change to its financial condition or business operations;

•	dispose of, permit to lapse, transfer or grant any rights under, or knowingly breach or infringe upon, any United States or foreign license or proprietary right or materially modify any existing rights with respect thereto, except in the ordinary course of business and consistent with past practices;

•	make any capital expenditures, capital additions or betterments in excess of an aggregate of $25,000;

•	hire or employ any new officer or hire or employ any new nonofficer employee, other than to replace nonofficer employees;

•	make any, or acquiesce with any, change in accounting methods, principles or material practices, except as required by generally accepted accounting principles, or regulatory accounting principles, including, without limitation, making any “reverse provision for loan losses” or other similar entry or accounting method that would reduce the allowance for loan and lease losses of Live Oak Bank;

•	pay a rate on deposits at Live Oak Bank materially higher than is consistent with the ordinary course of business and consistent with past practices;

•	make any new loan to a single borrower and his related interests in excess of $100,000, and Live Oak Financial is to provide to Independent a weekly written report of all loans made, renewed or modified by Live Oak Bank;

•	renew, extend the maturity of, or alter the material terms of, any loan except in compliance with Live Oak Bank’s existing policies and procedures and consistent with past practices and prudent banking principles;

•	renew, extend the maturity of, or alter any of, the material terms of any classified loan or extension of credit;

•	sell (but payment at maturity or prepayment is not deemed a sale) investment securities or purchase investment securities, other than U.S. Treasuries with a maturity of two years or less; or

•	redeem, purchase or otherwise acquire, directly or indirectly, any of its capital.

For a complete description of such restrictions on the conduct of the business of Live Oak Financial and Live Oak Bank, Independent refers you to the reorganization agreement, which is attached as Appendix A to this proxy statement/prospectus.

From the date of the reorganization agreement through the effective time of the merger, Independent has agreed to:

•	maintain its corporate existence in good standing;

•	maintain the general character of its business and conduct is business in its ordinary and usual manner;

•	extend credit only in accordance with existing lending policies and practices; and

•	use commercially reasonable efforts to preserve its business organization intact; retain the services of its present employees, officers, directors and agents; retain its present customers, depositors, suppliers and correspondence banks; and preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it.

No Solicitation

Live Oak Financial agreed that it will not, and that it will cause Live Oak Bank and the respective employees, directors, officers, financial advisors and agents of each of them not to:

•	solicit, knowingly encourage, initiate or participate in any negotiations or discussions with any third party with respect to any proposal that could reasonably be expected to lead to an acquisition proposal, whether by business combination, purchase of securities or assets or otherwise;

•	disclose to any third party any information concerning the business, properties, books or records of Live Oak Financial or Live Oak Bank in connection with any acquisition proposal, other than as provided in the reorganization agreement or as required by applicable law; or

•	cooperate with any third party to make any acquisition proposal, other than a sale of assets of Live Oak Bank in the ordinary course of business consistent with past practices. Promptly upon receipt of any unsolicited offer, Live Oak Financial will communicate to Independent the terms of any proposal or request for information and the identity of the parties involved.

Provided that Live Oak Financial has complied with the restrictions set forth above, if after the date of the reorganization agreement and before obtaining approval of the merger by its shareholders Live Oak Financial receives a bona fide, unsolicited written acquisition proposal, it may engage in negotiations and discussions with, and furnish any information and other access to, any person making such acquisition proposal if, and only if, Live Oak Financial’s board of directors determines in good faith, after consultation with outside legal and financial advisors, that (i) such acquisition proposal is or is reasonably capable of becoming a superior proposal and (ii) the failure of the Live Oak Financial board of directors to furnish such information or access or enter into such discussions or negotiations would reasonably be expected to be a violation of its fiduciary duties to the shareholders of Live Oak Financial; but before furnishing any material nonpublic information, Live Oak Financial must receive from the person making such acquisition proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such person as the confidentiality agreement entered into with Independent. In such case, Live Oak Financial is required to:

•	promptly notify Independent of the receipt of such acquisition proposal or any request for nonpublic information relating to Live Oak Financial or for access to its properties, books or records by any person that has made, or may be considering making, an acquisition proposal;

•	communicate the material terms of such acquisition proposal to Independent, including as they may change upon any modification or amendment to the terms thereof; and

•	keep Independent reasonably apprised of the status of and other matters relating to any such acquisition proposal on a timely basis.

An “acquisition proposal” means a written offer or proposal from a party other than Independent that contains a fixed price per share or a mathematically ascertainable formula for calculating a price per share for the

Live Oak Financial common stock regarding any of the following involving Live Oak Financial: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution or other similar transaction involving any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets or equity securities or deposits of Live Oak Financial, in a single transaction or series of related transactions, which could reasonably be expected to impede, interfere with, prevent or materially delay the completion of the merger; (ii) any tender offer or exchange offer for 50% or more of the outstanding shares of Live Oak Financial common stock or the filing of a registration statement in connection therewith; or (iii) any public announcement of a proposal, plan or intention to do, or any agreement to engage in any of the foregoing. A “superior proposal” means a bona fide acquisition proposal made by a party other than Independent that the board of directors of Live Oak Financial determines in its good faith judgment to be more favorable to Live Oak Financial’s shareholders than the merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the board of directors of Live Oak Financial is reasonably capable of being obtained by such third person.

Conditions to Completion of the Merger

The reorganization agreement contains a number of conditions to the obligations of Independent and Live Oak Financial to complete the merger that must be satisfied as of the closing date, including, but not limited to, the following:

•	approval of the reorganization agreement and the merger by the holders of the percentage of the outstanding Live Oak Financial common stock required for approval under the Live Oak Financial articles of incorporation and the TBOC;

•	receipt of all approvals and consents required by applicable law from all applicable governmental authorities in connection with the reorganization agreement, any other agreement contemplated thereby and the consummation of the transactions contemplated thereby, which approvals and consents do not impose any material requirement upon Independent or its subsidiaries that are reasonably unacceptable to Independent;

•	the registration statement of which this proxy statement/prospectus forms a part has become effective and no stop order suspending its effectiveness is in effect and no proceedings for that purpose have been initiated and continuing or threatened by the SEC, and all necessary approvals under state securities laws relating to the issuance or trading of the Independent common stock to be issued have been received;

•	the shares of Independent common stock to be issued to Live Oak Financial shareholders being authorized for listing on the NASDAQ Global Market;

•	no action shall have been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to the reorganization agreement, or the transactions contemplated hereby or thereby, by any governmental authority, including by means of the entry of a preliminary or permanent injunction, that would (A) make the reorganization agreement or any other agreement contemplated thereby, or the transactions contemplated thereby, illegal, invalid or unenforceable, (B) impose material limits on the ability of any party to consummate the transactions contemplated hereby or thereby, or (C) could reasonably be expected to subject Independent, Live Oak Financial, Live Oak Bank or any of their respective subsidiaries, or any of their respective officers, directors, shareholders or employees, to criminal or civil liability upon the consummation of the reorganization agreement or any other agreement contemplated thereby, or the transactions contemplated thereby;

•	the other party’s representations and warranties contained in the reorganization agreement being true and correct as of the date of the reorganization agreement and being true and correct in all material respects as of the date of the closing and receipt of a certificate signed by an appropriate representative of the other party to that effect;

•	the absence of a material adverse change since June 30, 2013, in the assets, properties, business or financial condition of either party or any event that could reasonably be expected to cause or result in a material adverse effect on either party; and

•	the performance or compliance in all material respects by each party with its respective covenants and obligations required by the reorganization agreement to be performed or complied with before the closing of the merger and receipt of a certificate signed by an appropriate representative of the other party to that effect.

In addition to the conditions listed above, Live Oak Financial’s obligations to complete the merger is subject to the satisfaction of the following conditions:

•	Independent’s delivery of the merger consideration to Wells Fargo Bank, N.A., as exchange agent;

•	the volume-weighted average of the daily average sales price per share of Independent common stock on the NASDAQ Global Market over a twenty consecutive trading day period ending on the third trading day prior to the closing date (i.e., the average sales price) being at least $27.34; and

•	the receipt by Live Oak Financial of an opinion from Hunton & Williams LLP to the effect that for federal income tax purposes (i) the initial merger and the subsequent merger, together, will be treated as a reorganization within the meaning of § 368(a) of the Code, and (ii) each of Independent and Live Oak Financial will be a party to such reorganization within the meaning of § 368(b) of the Code.

In addition to the conditions listed above, Independent’s obligation to complete the merger is subject to the satisfaction of the following conditions by Live Oak Financial:

•	Live Oak Financial’s tangible book value as of the closing must not be less than $12,500,000;

•	Live Oak Financial’s allowance for loan losses as of the closing date must be at least equal to $1,140,000;

•	the volume-weighted average of the daily average sales price per share of Independent common stock on the NASDAQ Global Market over a twenty consecutive trading day period ending on the third trading day prior to the closing date (i.e., the average sales price) being at least $27.34;

•	all Live Oak Financial employee plans must be terminated in accordance with the respective terms thereof and all applicable laws and regulations and the affected participants must be notified of such terminations;

•	receipt by Independent of an executed release and support agreement from each of the directors and executive officers of Live Oak Financial releasing Live Oak Financial and its successors from any and all claims of such directors and executive officers, subject to certain limited exceptions, which will not become effective until the effective time of the merger;

•	receipt of the resignations of each of the directors of Live Oak Financial, effective as of the closing date;

•	the employment agreement between Independent Bank and each of Carl Schieffer, Harlan Bilton and Danny Oberst, which have been executed, but are not currently effective, shall not have been terminated and remains in full force and effect;

•	holders of no more than 5% of the capital stock of Live Oak Financial shall have demanded or exercised their statutory dissenters’ rights under the TBOC;

•	all material consents and approvals from all nongovernmental third parties which are required to be obtained under the terms of any contract, agreement or instrument to which Live Oak Financial is a party; and

•	the receipt by Independent of an opinion from Andrews Kurth LLP to the effect that the initial merger and the subsequent merger, together, will be treated as a reorganization within the meaning of § 368(a) of the Code, (ii) each of Independent and Live Oak Financial will be a party to such reorganization within the meaning of § 368(b) of the Code; (iii) the bank merger will be treated as a reorganization within the meaning of § 368(a) of the Code, and (iv) each of Independent Bank and Live Oak Bank will be a party to such reorganization within the meaning of § 368(b) of the Code.

Any condition to the completion of the merger, except the required shareholder and regulatory or governmental approvals, and the absence of an order or ruling prohibiting the merger, may be waived in writing by the party to the reorganization agreement entitled to the benefit of such condition.

Additional Agreements

In addition to the agreements described above, each party agreed in the reorganization agreement to take certain other actions, including but not limited to:

•	each party agreed to use commercially reasonable best efforts to cause the consummation of the transactions contemplated by the reorganization agreement in accordance with its terms and conditions;

•	each party agreed to promptly notify the other party in writing of any litigation, or of any claim, controversy or contingent liability that might reasonably expected to become the subject of litigation, against such party or affecting any of its properties, if such litigation or potential litigation is reasonably likely, in the event of an unfavorable outcome, to result in a material adverse change to such party;

•	each party agreed to promptly notify the other party of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the best knowledge of such party, threatened against such party, or Live Oak Bank in the case of Live Oak Financial, that (i) questions or would reasonably be expected to question the validity of the reorganization agreement or the agreements contemplated thereby, or any actions taken or to be taken by such party, or Live Oak Bank in the case of Live Oak Financial, pursuant thereto or (ii) seeks to enjoin or otherwise restrain the transactions contemplated by the reorganization agreement;

•	each party agreed to promptly notify the other party in writing if any change occurred or was threatened (or any development occurred or was threatened involving a prospective change) in the business, financial condition or operations of such party, or Live Oak Bank in the case of Live Oak Financial, that has resulted in or would reasonably be expected to result in a material adverse change;

•	each party agreed that the confidential information provided by the other party would be used solely for the purpose of reviewing and evaluating the transactions contemplated by the reorganization agreement and any other agreement contemplated thereby, and that such confidential information would be kept confidential by such party;

•	each party agreed that it would not make, issue or release, or cause to be made, issued or released, any announcement, statement, press release, acknowledgment or other public disclosure of the existence, terms, conditions or status of the reorganization agreement or the transactions contemplated thereby without the prior written consent of the other party;

•	each agreed to provide to the other party, at least three business days prior to closing, with supplemental schedules pursuant to the reorganization agreement reflecting any material changes between the date of the reorganization agreement and the closing date;

•	Live Oak Financial agreed to use commercially reasonable efforts to obtain all consents and approvals from regulatory authorities and other third parties required in connection with the consummation of the transactions contemplated by the reorganization agreement, and to cooperate in all commercially reasonable respects with Independent to obtain all such approvals and consents required of such other party;

•	Live Oak Financial agreed, to the extent permitted by law, to use its commercially reasonable best efforts to provide Independent all information concerning Live Oak Financial that is required for inclusion in this proxy statement/prospectus, or any other application, filing, statement or document to be made or filed in connection with the merger and the other transactions contemplated by the reorganization agreement and to promptly inform Independent if Live Oak Financial becomes aware that any information provided or cross referenced contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading and to take the necessary steps to correct such information;

•	Live Oak Financial agreed to promptly notify Independent in writing if it becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any material information furnished to Independent by Live Oak Financial or any representation or warranty made in or pursuant to the reorganization agreement or that results in Live Oak Financial’s failure to comply with any covenant, condition or agreement contained in the reorganization agreement;

•	Live Oak Financial agreed to afford Independent’s officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives access during regular business hours to the books, contracts, commitments, personnel and records of Live Oak Financial and Live Oak Bank, and furnish such period such other information concerning Live Oak Financial and Live Oak Bank as Independent may reasonably request;

•	Live Oak Financial agreed to give notice, and to cause Live Oak Bank to give notice, to one designee of Independent of, and shall invite such designee to attend, all regular and special meetings of the Live Oak Financial board of directors and the Live Oak Bank board of directors and all regular and special meetings of any senior management committee (including the executive committee and the loan and discount committee of Live Oak Bank) of Live Oak Financial and Live Oak Bank; except that such designee shall be required to excuse himself from such meetings while the reorganization agreement or the transactions contemplated thereby or related thereto are being discussed;

•	Live Oak Financial agreed to cause Live Oak Bank to terminate, subject to compliance with applicable law, all Live Oak Bank employee benefit plans and to terminate and pay all amounts owed under any employment agreements;

•	Live Oak Financial agreed to use its best efforts to cause the directors of Live Oak Financial and Live Oak Bank to execute and deliver a voting agreement agreeing to vote the shares of stock of Live Oak Financial owned by them in favor of the reorganization agreement and the transactions contemplated hereby (which has occurred);

•	Live Oak Financial agreed to make available to Independent a list of the Live Oak Financial’s shareholders and their addresses, a list showing all transfers of Live Oak Financial’s stock and such other information as Independent may reasonably request regarding both the ownership and prior transfers of the Live Oak Financial capital stock;

•	Live Oak Financial agreed, consistent with generally accepted accounting principles, to make such accounting entries as Independent may reasonably request in order to conform the accounting records of Live Oak Financial to the accounting policies and practices of Independent;

•	Live Oak Financial agreed to purchase before closing an extended reporting period for three years under its existing directors and officers liability insurance policy for purposes of covering actions occurring prior to the effective time of the merger;

•	Live Oak Financial agreed to use its commercially reasonable efforts to obtain releases and support agreements signed by, and receipt of resignations from, each of the directors and executive officers of Live Oak Financial and Live Oak Bank releasing Live Oak Financial and Live Oak Bank and their respective successors from any and all claims of such directors and officers, subject to certain limited exceptions, agreeing to support, and not compete with, the business of Independent Bank and resigning from the board of Live Oak Financial and Live Oak Bank, as applicable;

•	Live Oak Financial agreed to promptly furnish Independent with true and complete copies of (i) the audited financial statements of Live Oak Financial as of and for the year ended December 31, 2012 in form and content consistent with the 2011 financial statements, as soon as such audited financial statements are available, and (ii) each additional Live Oak Financial regulatory report and Live Oak Bank call report as soon as such reports are available.

•	Live Oak Financial agreed that Independent, at its sole cost and expense, shall have the right to the same extent that Live Oak Financial has the right to, upon written notice to Live Oak Financial, inspect any real property leased or owned by Live Oak Financial or Live Oak Bank, including conducting asbestos surveys and sampling, environmental assessments and investigations, and other environmental surveys and analysis, and to conduct further investigation if deemed desirable by Independent and upon reasonable written notice to Live Oak Financial and subject to Live Oak Financial’s right to place reasonable time and place restrictions on any such further investigation, and further subject to Independent’s obligation to make available to Live Oak Financial the results and reports of any such investigation or survey;

•	Independent agreed to prepare and file a registration statement with the SEC with respect to the shares of Independent common stock to be issued pursuant to the reorganization agreement, and use its reasonable best efforts to cause the registration statement to become and remain effective; Independent further agreed that none of the information supplied or to be supplied by it for inclusion in (i) the registration statement will, at the time the registration statement and any amendment or supplement thereto becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the proxy statement/prospectus and any amendment or supplement thereto will, at the date(s) of mailing to Live Oak Financial shareholders and at the time of the special meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and Independent will take the necessary steps to correct such information;

•	Independent agreed to file all documents required to be filed to have the shares of the Independent common stock to be issued pursuant to the reorganization agreement included for listing on the NASDAQ Global Market and use its reasonable best efforts to effect said listing;

•	Independent agreed to use its commercially reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and federal or state bank regulatory or governmental authority necessary to consummate the merger and the transactions contemplated by the reorganization agreement;

•	Independent agreed that for a period of three years from the effective time of the merger to indemnify, defend and hold harmless each person entitled to indemnification from Live Oak Financial against all liabilities arising out of actions or omissions occurring at or prior to the effective time of the merger;

•	Independent agreed, to the extent permitted by applicable law, to, and to cause each of its subsidiaries to, upon reasonable notice from Live Oak Financial, afford Live Oak Financial’s employees and officers and authorized representatives reasonable access to the properties, books and records of Independent and its subsidiaries during normal business hours and furnish Live Oak Financial with such additional financial and operating data and other information as to the business and properties of Independent as Live Oak Financial may reasonably request from time to time; and

•

Independent agreed, for a period of two years after the effective time of the merger (or such shorter period of time as may be applicable for “affiliates” of Live Oak Financial to sell shares of Independent common stock in accordance with Rule 145 of the Securities Act), to use its commercially reasonable efforts to file in a timely manner all reports with the Securities and Exchange Commission, or SEC, required to be filed by it pursuant to Section 13 and Section 15(d) of the Exchange Act (other than current reports on Form 8-K) and submit electronically and post on its corporate website, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation T.

Representations and Warranties of Live Oak Financial and Independent

In the reorganization agreement, Live Oak Financial has made representations and warranties to Independent, and Independent has made representations and warranties to Live Oak Financial. The more significant of these relate to (among other things):

•	corporate organization and existence;

•	authority and power to execute the reorganization agreement and the bank merger agreement and to complete the transactions contemplated by the reorganization agreement and the bank merger agreement;

•	the absence of conflicts between the execution of the reorganization agreement and completion of the transactions contemplated by the reorganization agreement and the parties’ charter documents, applicable law and certain other agreements;

•	capitalization;

•	compliance with applicable laws and regulatory filings, including tax filings;

•	the accuracy of their financial statements and reports;

•	pending or threatened litigation and other proceedings;

•	actions taken by regulatory authorities and its ability to receive required regulatory approval;

•	the absence of certain changes and events; and

•	the absence of undisclosed liabilities.

Live Oak Financial also has made additional representations and warranties to Independent with respect to (among other things):

•	its investments;

•	its loan portfolio and reserve for loan losses;

•	the existence of indebtedness, certain loan agreements and related matters;

•	title and conditions of personal property assets;

•	its compliance with regulatory and environmental laws;

•	its compliance with tax laws, payment of taxes and filing of tax returns;

•	the existence of certain contracts and commitments and contractual relationships;

•	its insurance coverage and fidelity bonds;

•	its employment relations;

•	its employees, compensation and benefits plans;

•	its deferred compensation and salary continuation arrangements, including no excess parachute payments;

•	its related person transactions;

•	its absence of certain business practices;

•	the absence of guarantees;

•	its data processing agreements;

•	its deposit accounts;

•	its loan practices and compliance with financial institution laws, rules and regulations;

•	its ownership and use of intellectual property rights;

•	completeness of its books and records;

•	its compliance with zoning and related laws;

•	dissenting shareholders;

•	business combination restrictions;

•	its receipt of a fairness opinion; and

•	Live Oak Financial’s performance of its fiduciary responsibilities as trustee, custodian, guardian or escrow agent.

Independent has also made additional representations and warranties to Live Oak Financial with respect to (among other things) its compliance with its SEC reporting obligations and the accuracy of such reports.

For detailed information concerning these representations and warranties, reference is made to Articles III and IV of the reorganization agreement included as Appendix A to this proxy statement/prospectus.

The reorganization agreement contains representations and warranties that Live Oak Financial and Independent made to and solely for the benefit of each other. These representations and warranties are subject to materiality standards, which may differ from what may be viewed as material by investors and shareholders, and, in certain cases, were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The assertions embodied in those representations and warranties also are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the reorganization agreement. Although neither Live Oak Financial nor Independent believes that the disclosure schedules contain information that the federal securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached reorganization agreement.

Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the reorganization agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the reorganization agreement, which subsequent information may or may not be fully reflected in Independent’s public disclosures.

Amendment or Waiver of the Reorganization Agreement

No termination, cancellation, modification, amendment, deletion, addition or other change in the reorganization agreement, or any provision thereof, or waiver of any right or remedy therein provided, is effective for any purpose unless specifically set forth in a writing signed by the party or parties to be bound thereby. The waiver of any right or remedy in respect to any occurrence or event on one occasion is not deemed a waiver of such right or remedy in respect to such occurrence or event on any other occasion.

Termination of the Reorganization Agreement

Independent and Live Oak Financial can mutually agree at any time to terminate the reorganization agreement without completing the merger. In addition, either Independent or Live Oak Financial may decide, without the consent of the other, to terminate the reorganization agreement if:

•	the conditions to such party’s obligations to close have not been satisfied on or before December 31, 2013; subject to a thirty-day extension for the receipt of regulatory approvals and provided that the terminating party is not in breach of the reorganization agreement;

•	the required regulatory approvals have not been obtained; or

•	if the reorganization is not approved by the shareholders of Live Oak Financial at the special meeting.

Live Oak Financial may terminate the reorganization agreement, without the consent of Independent, if:

•	Independent breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the reorganization agreement or any other agreement contemplated by the reorganization agreement, and such failure has not been cured within a period of 30 calendar days after written notice from Live Oak Financial; or

•	at any time prior to the Live Oak Financial special meeting in order to enter concurrently with such termination into an acquisition agreement or similar agreement with respect to a superior proposal, that has been received and considered by Live Oak Financial and the Live Oak Financial board in accordance with all of the requirements of the reorganization agreement; or

•	there has been any material adverse change, since June 30, 2013, in the assets, properties, business or financial condition of Independent.

In addition, Independent may terminate the reorganization agreement, without the consent of Live Oak Financial, if:

•	Live Oak Financial breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the reorganization agreement or any other agreement contemplated by the reorganization agreement, and such failure has not been cured within a period of 30 calendar days after written notice from Independent;

•	the Live Oak Financial board has (i) recommended to the shareholders of Live Oak Financial that they tender their shares in a tender or exchange offer commenced by an unaffiliated third party for more than 15% of the outstanding Live Oak Financial common stock, (ii) effected a change in the board’s recommendation with respect to the merger or recommended to the Live Oak Financial shareholders acceptance or approval of any alternative acquisition proposal, (iii) notified Independent in writing that Live Oak Financial is prepared to accept a superior proposal or (iv) resolved to do the foregoing;

•

any of the following have occurred with respect to environmental matters regarding Live Oak Financial: (a) the factual substance of any representations and warranties of Live Oak Financial in the reorganization agreement is not materially true and accurate, (b) the results of any environmental inspection or other environmental survey by Independent are disapproved by Independent because such inspection or survey identifies a material or potential material violation of applicable environmental laws, (c) Live Oak Financial refusal to allow such inspection or survey in a manner that Independent reasonably considers necessary, (d) such inspection or survey identifies an event, condition or circumstance that would or potentially could reasonably be expected to require a material remedial or cleanup action or result in a material adverse change in the assets, properties, business or financial condition of Live Oak Financial, (e) such inspection or survey reveals the presence of any underground or above ground storage tank in, on or under any real property owned or leased by Live Oak Financial or Live Oak Bank that is not shown to be in material compliance with all applicable environmental laws, or that has had a release of petroleum or some other hazardous material that has not been cleaned up to the satisfaction of the relevant governmental authority or any other party with a right to compel such cleanup, or (f) such inspection or survey identifies the presence of any asbestos-containing material in, on or under any real property owned or leased by Live Oak Financial or Live Oak Bank, the removal of which could reasonably be expected to result in a material adverse change in the assets, properties, business or financial condition of Live Oak Financial, subject, in the case of each of the foregoing, to notice and the right of Live Oak Financial to satisfactorily correct any such matter;

•	Independent determines, in good faith after consulting with counsel, there is a substantial likelihood that any necessary regulatory approval will not be obtained or will be obtained only upon one or more conditions that make it inadvisable to proceed with the transactions; or

•	there has been any material adverse change, since June 30, 2013, in the assets, properties, business or financial condition of Live Oak Financial or Live Oak Bank.

Termination Fee and Expense Reimbursements

To compensate Independent for entering into the reorganization agreement, taking actions to consummate the transactions contemplated by the reorganization agreement and incurring the related costs and expenses and other losses and expense, including foregoing the pursuit of other opportunities, the reorganization agreement provides that Live Oak Financial has agreed to pay to Independent a termination fee of $800,000 if the reorganization agreement is terminated:

•	by Live Oak Financial because it receives an alternative acquisition proposed and, under certain terms and conditions, determines that it is a superior proposal to that of the reorganization agreement taking into account any adjustment made by Independent to the merger consideration, provided that Independent is not in material breach of the reorganization agreement;

•	by either Independent or Live Oak Financial if the Live Oak Financial shareholders do not approve the reorganization agreement and the merger at the special meeting and either (i) at the time of such disapproval, there exists an acquisition proposal with respect to Live Oak Financial other than that of Independent that has not been withdrawn prior to the special meeting or (ii) within 12 months of the termination of the reorganization agreement, Live Oak Financial enters into a definitive agreement with any third party with respect to any acquisition proposal; or

•	by Independent if the Live Oak Financial board has (i) recommended to the Live Oak Financial shareholders that they tender their shares in a tender or exchange offer commenced by an unaffiliated third party for more than 15% of the outstanding Live Oak Financial common stock, (ii) effected a change in the board’s recommendation with respect to the merger or recommended to the Live Oak Financial shareholders acceptance or approval of any alternative acquisition proposal, (iii) notified Independent in writing that Live Oak Financial is prepared to accept a superior proposal or (iv) resolved to do the foregoing.

Except with respect to termination fees and expenses, as discussed above, in the event of the termination of the reorganization agreement without breach by any party, the reorganization agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the reorganization agreement.

Financial Interests of Directors and Officers of Live Oak Financial in the Merger

In considering the recommendation of the board of directors of Live Oak Financial to vote for the proposal to approve the reorganization agreement, you should be aware that certain directors and officers of Live

Oak Financial have interests in the merger that are in addition to, or different from, their interests as shareholders of Live Oak Financial. The board of Live Oak Financial was aware of these interests and considered them in approving the reorganization agreement. These interests include:

•	Change in Control Payments. Each of Carl Schieffer, Harlan Bilton and Danny Oberst currently has a change in control agreement with Live Oak Bank that provides, among other things, upon a change in control transaction he will be entitled to receive a lump sum severance payment equal to two times the amount of his respective salary. Live Oak Bank will pay an aggregate amount of $1,050,000 to those officers in connection with the merger. This payment will reduce the tangible book value of Live Oak Financial.

•	Employment Agreements with Independent Bank. As a condition to the merger, Independent has required that each of Carl Schieffer, Harlan Bilton and Danny Oberst enter into an employment agreement, effective upon completion of the merger, that includes noncompetition and nonsolicitation obligations with Independent Bank and pursuant to which the executive officer is entitled to receive a salary, annual bonus and certain additional incentives from Independent Bank.

•	Indemnification. The directors and officers of Live Oak Financial will receive indemnification from Independent for a period of three years after completion of the merger to the same extent and subject to the conditions set forth in the articles of incorporation and bylaws of Live Oak Financial and continued director and officer liability coverage for a period of three years after completion of the merger.

Voting Agreement

The directors of Live Oak Financial have entered into an agreement to vote the shares of Live Oak Financial common stock that they control in favor of approval of the reorganization agreement and the related agreement and plan of merger. As of the record date, 195,927 shares of Live Oak Financial common stock, or approximately 32.71% of the outstanding shares of the Live Oak Financial common stock entitled to vote at the special meeting, were bound by the voting agreement. A copy of the form of Voting Agreement is included as Exhibit B to Appendix A.

NASDAQ Global Market Listing

Independent has agreed to file all documents required to be filed to have the shares of Independent common stock to be issued pursuant to the reorganization agreement approved for listing on the NASDAQ Global Market and to use its reasonable best efforts to effect such listing. The obligations of the parties to complete the merger are subject to such shares having been authorized for listing on the NASDAQ Global Market.

Material U.S. Federal Income Tax Consequences of the Independent Merger

The following discussion addresses the material U.S. federal income tax consequences of the Independent merger to U.S. holders (as defined below) of Live Oak Financial common stock. The discussion is based on the Internal Revenue Code of 1986, as amended, referred to as the “Code”, Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations, and is the opinion of Andrews Kurth LLP and Hunton & Williams LLP insofar as it sets forth specific legal conclusions under U.S. federal income tax law. The opinion of counsel is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

This discussion applies only to U.S. holders (as defined below) that hold their Live Oak Financial common stock as a capital asset within the meaning of Section 1221 of the Code, each of which we refer to in this document as a “holder.” Further, this discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular stockholder in light of its personal circumstances or to stockholders subject to special treatment under U.S. federal income tax laws, including:

•	banks or trusts,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currency,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	pass-through entities and investors in such entities,

•	foreign persons,

•	U.S. expatriates,

•	regulated investment companies and real estate investment trusts,

•	broker-dealers,

•	holders liable for the alternative minimum tax,

•	holders that have a functional currency other than the U.S. dollar,

—    holders who received their Live Oak Financial common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, and

—    holders who hold Live Oak Financial common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the Independent merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Live Oak Financial common stock who is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions; (iii) an estate that is subject to U.S. federal income tax on its income regardless of its source; or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that was in existence on August 29, 1996 and has made a valid election to be treated as a United States person for U.S. federal income tax purposes.

This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their Live Oak Financial common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of Live Oak Financial common stock, the U.S. federal income tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. We urge such partners and partnerships to consult their own tax advisors regarding the particular tax consequences of the Independent merger to them.

We urge each holder of Live Oak Financial common stock to consult its tax advisor with respect to the particular tax consequences of the Independent merger to such holder.

Tax Opinions

The obligations of the parties to complete the Independent merger are conditioned on, among other things, the receipt by Independent and Live Oak Financial of opinions from Andrews Kurth LLP and Hunton & Williams LLP, respectively, each dated the closing date of the Independent merger, that for U.S. federal income tax purposes the Independent merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The conditions relating to receipt of the opinions may be waived by both Independent and Live Oak Financial. Neither Independent nor Live Oak Financial currently intends to waive the conditions related to the receipt of the opinions. However, if these conditions were waived, Live Oak Financial would re-solicit the approval of its shareholders prior to completing the Independent merger. In addition, the obligation of each of Andrews Kurth LLP and Hunton & Williams LLP to deliver such opinions is conditioned on the Independent merger’s satisfying the continuity of proprietary interest requirement. That requirement generally will be satisfied if the aggregate value of the Independent common stock constitutes at least 42% of the aggregate value of the aggregate merger consideration at the time the Independent merger becomes effective. The opinions will be based on certain facts, representations, covenants and assumptions, including representations of Independent and Live Oak Financial.

If any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the Independent merger could be adversely affected. These opinions are not binding on the Internal Revenue Service or the courts, and neither Independent nor Live Oak Financial intends to request a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the Independent merger. Therefore, while the Independent merger is conditioned upon the delivery by tax counsel to each of Independent and Live Oak Financial of its opinion that the Independent merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

U.S. Federal Income Tax Consequences of the Independent Merger Generally

The following discussion regarding the U.S. federal income tax consequences of the Independent merger assumes that the Independent merger will be consummated as described in the reorganization agreement and this proxy statement/prospectus and Independent and Live Oak Financial will not waive the opinion condition described above in “—Tax Opinions.” The Independent merger will be treated for U.S. federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code. If the Independent merger is treated as a reorganization within the meaning of Section 368(a) of the Code, the Independent merger will have the following U.S. federal income tax consequences.

If, pursuant to the Independent merger, a holder exchanges all of the shares of Live Oak Financial common stock actually owned by it for a combination of Independent common stock and cash, the holder will recognize gain (but not loss) equal to the lesser of cash received (excluding any cash received in lieu of a fractional share of Independent common stock) or gain realized in the Independent merger. The amount of gain realized will equal the amount by which the cash plus the fair market value, at the effective time of the Independent merger, of the Independent common stock exceeds the adjusted tax basis in the Live Oak Financial common stock to be surrendered in exchange therefor. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. We urge holders to consult their tax advisors regarding the manner in which cash and Independent common stock should be allocated among different blocks of Live Oak Financial common stock. Any recognized gain generally will be long-term capital gain if the holder’s holding period with respect to the Live Oak Financial common stock surrendered is more than one year at the effective time of the Independent merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits of Live Oak Financial as calculated for U.S. federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate adjusted tax basis of Independent common stock received (including fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of Live Oak Financial common stock for a combination of Independent common stock and cash pursuant to the Independent merger will be equal to the aggregate adjusted tax basis of the shares of Live Oak Financial common stock surrendered for Independent common stock and cash, reduced by the amount of cash received by the holder pursuant to the Independent merger (excluding any cash received instead of a fractional share of Independent common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange. The holding period of the Independent common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of Live Oak Financial common stock surrendered.

Possible Treatment of Cash as a Dividend

Any gain recognized by a holder may be treated as a dividend for U.S. federal income tax purposes to the extent of the holder’s ratable share of Live Oak Financial’s accumulated “earnings and profits.” In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Independent. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Live Oak Financial common stock solely for Independent common stock and then Independent immediately redeemed, which we refer to as the “deemed redemption,” a portion of the Independent common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Independent. That determination requires a comparison of (1) the percentage of the outstanding stock of Independent that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Independent that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.

The Internal Revenue Service has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis. Accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, we urge each holder that may be subject to these rules to consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Received Instead of a Fractional Share.

A holder who receives cash instead of a fractional share of Independent common stock will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of Live Oak Financial common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Live Oak Financial common stock is more than one year at the effective time of the Independent merger. Long-term capital gains of noncorporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Dissenters

Upon the proper exercise of dissenters’ rights, a holder will exchange all of the shares of Live Oak Financial common stock actually owned by that holder solely for cash and that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Live Oak Financial common stock surrendered, which gain or loss will be long-term capital gain or loss if the holder’s holding period with respect to the Live Oak Financial common stock surrendered is more than one year. Long-term capital gains of noncorporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Although the law is unclear, if the holder constructively owns shares of Live Oak Financial common stock that are exchanged for shares of Independent common stock in the Independent merger or otherwise owns shares of Independent common stock actually or constructively after the Independent merger, the consequences to that holder may be similar to the consequences described below under the heading “—U.S. Federal Income Tax Consequences of the Independent Merger Generally,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of that holder’s gain.

Certain Tax Reporting Rules

Under applicable Treasury regulations, “significant holders” of Live Oak Financial stock will be required to comply with certain reporting requirements. A Live Oak Financial stockholder should be viewed as a “significant holder” if, immediately before the Independent merger, such holder held 5% or more, by vote or value, of the total outstanding Live Oak Financial common stock. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the consummation of the Independent merger. That statement must set forth the holder’s adjusted tax basis in, and the fair market value of, the shares of Live Oak Financial common stock surrendered pursuant to the Independent merger (both as determined immediately before the surrender of shares), the date of the Independent merger, and the name and employer identification number of Independent, Live Oak Financial, and IBGLO, and the holder will be required to retain permanent records of these facts. We urge each holder of Live Oak Financial common stock to consult its tax advisor as to whether such holder may be treated as a “significant holder.”

Information Reporting and Backup Withholding

Payments of cash pursuant to the Independent merger may, under certain circumstances, be subject to information reporting and backup withholding unless the recipient provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

This discussion of certain material U.S. federal income tax consequences is for general information only and is not tax advice. We urge holders of Live Oak Financial common stock to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States of America. Under this method, Live Oak Financial’s assets and liabilities as of the date of the merger will be recorded at their respective fair values. Any difference between the purchase price for Live Oak Financial and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with ASC Topic 805, Business Combinations, issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Independent in connection with the merger will be amortized to expense in accordance with such rules. The consolidated financial statements of Independent issued after the merger will reflect the results attributable to the acquired operations of Live Oak Financial beginning on the date of completion of the merger.

Restrictions on Resales of Independent Common Stock Received in the Merger

The shares of Independent common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, except for shares of Independent common stock issued to any Live Oak Financial shareholder who may be deemed to be an “affiliate” of Independent after completion of the merger. “Affiliates” generally are defined as persons or entities who control, are controlled by or are under common control with Independent at or after the effective time of the merger and generally include executive officers, directors and beneficial owners of 10% or more of the common stock of Independent. Former Live Oak Financial shareholders who are not affiliates of Independent after the completion of the merger may sell their shares of Independent common stock received in the merger at any time.

Former Live Oak Financial shareholders who become affiliates of Independent after completion of the merger will be subject to the volume and sale limitations of Rule 144 under the Securities Act of 1933, as amended, until they are no longer affiliates of Independent. This proxy statement/prospectus does not cover resales of Independent common stock received by any person upon completion of the merger, and no person is authorized to make any use of or rely on this proxy statement/prospectus in connection with or to effect any resale of Independent shares.

Regulatory Approvals Required for the Merger

The acquisition of Live Oak Financial by Independent requires the approval of the Federal Reserve. The merger and the bank merger require the approval of the FDIC and the TDB. Independent filed an application with the Federal Reserve, and Independent Bank and Live Oak Bank filed applications with the FDIC and TDB for applicable regulatory approval on September 27, 2013.

Independent expects to receive all necessary regulatory approvals. You should note that the approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

Independent cannot assure you as to whether or when the requisite regulatory approvals will be obtained, and, if obtained, Independent cannot assure you as to the date of receipt of any of these approvals, the terms thereof or the absence of any litigation challenging them. Independent and Live Oak Financial are not aware of any other material governmental approvals or actions that are required prior to the parties’ completion of the merger.

Dissenters’ Rights of Live Oak Financial Shareholders

General. If you hold one or more shares of Live Oak Financial common stock, you are entitled to dissenters’ rights under Texas law and have the right to dissent from the merger and have the appraised fair value of your shares of Live Oak Financial common stock as of the date immediately prior to the effective date of the merger paid to you in cash. The appraised fair value may be more or less than the value of the shares of Independent common stock and cash being paid in the merger in exchange for the Live Oak Financial common stock. If you are contemplating exercising your right to dissent, we urge you to read carefully the provisions of Chapter 10, Subchapter H of the Texas Business Organizations Code, or TBOC, which are attached to this proxy statement/prospectus as Appendix C and which qualify in all respects the following discussion of those provisions, and consult with your legal counsel before electing or attempting to exercise these rights. The following discussion describes the steps you must take if you want to exercise your right to dissent. You should read this summary and the full text of the law carefully. In this description of the dissenters’ rights of the Live Oak Financial shareholders, references to the “merger” are to the merger of Live Oak Financial and IBGLO.

How to Exercise and Perfect Your Right to Dissent. To be eligible to exercise your right to dissent to the merger:

•	you must, prior to the Live Oak Financial special meeting of the Live Oak Financial shareholders, provide Live Oak Financial with a written objection to the merger that states that your right to dissent will be exercised if the reorganization agreement are approved and the merger is completed and that provides an address to which a notice of effectiveness of the merger should be delivered or mailed to you if the merger is completed;

•	you must vote your shares of Live Oak Financial common stock against approval of the reorganization agreement at the special meeting in person or by proxy;

•	you must, not later than the 20th day after Independent Bank (which will be the ultimate the successor to Live Oak Financial) sends you notice that the merger was completed, deliver to Independent a written demand for payment of the fair value of the shares of Live Oak Financial common stock you own that states the number and class of shares of Live Oak Financial common stock you own, your estimate of the fair value of such stock and an address to which a notice relating to the dissent and appraisal procedures may be sent; and

•	you must, not later than the 20th day after you make your demand for payment to Independent Bank as described above, submit your certificates representing Live Oak Financial common stock to Independent.

If you intend to exercise your right to dissent from the merger, prior to the special meeting you must send the notice of objection to Live Oak Financial, addressed to:

Live Oak Financial Corp.

3206 Live Oak Street

Dallas, Texas 75204

Attention: President and Secretary

If you fail to send the written objection to the merger in the proper form and prior to the special meeting, to vote your shares of Live Oak Financial common stock at the special meeting against the approval of the merger and the reorganization agreement or to submit your demand for payment in the proper form and on a timely basis, you will lose your right to dissent from the merger. If you fail to submit to Independent on a timely basis the certificates representing the shares of Live Oak Financial common stock after you have submitted the demand for payment as described above, Independent will have the option to terminate your right of dissent as to your shares of Live Oak Financial common stock. In any instance of a termination or loss of a your right of dissent, you will instead receive the merger consideration. If you comply with the first two items above and the merger is completed, Independent will send you a written notice advising you that the merger has been completed. Independent Bank must deliver this notice to you within ten days after the merger is completed.

Your Demand for Payment. If the merger is completed, you have provided your written objection to the merger to Live Oak Financial in a timely manner and in proper form and you have voted against the reorganization agreement at the special meeting as described above and you desire to receive the fair value of your shares of Live Oak Financial common stock in cash, you must, within 20 days of the date on which Independent sends to you the notice of the effectiveness of the merger, give Independent a written demand for payment of the fair value of your shares of Live Oak Financial common stock. The fair value of your shares of Live Oak Financial common stock will be the value of the shares on the day immediately preceding the merger, excluding any appreciation or depreciation in anticipation of the merger. After the merger is completed, your written demand and any notice sent to Independent must be addressed to:

Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

Attention: President and Secretary

Your written demand must include a demand for payment for your shares for which rights of dissent and appraisal are sought and must state the number of shares and class of Live Oak Financial common stock you own and your estimate of the fair value of your shares of Live Oak Financial common stock and an address to which a notice relating to the dissent and appraisal procedures may be sent. This written demand must be delivered to Independent within 20 days of the date on which Independent sends to you the notice of the effectiveness of the merger. If your written demand for payment in proper form is not received by Independent within that 20 day period, you will be bound by the merger and you will not be entitled to receive a cash payment representing the fair value of your shares of Live Oak Financial common stock. Instead, you will receive shares of Independent common stock and cash as the merger consideration set forth in the reorganization agreement.

Delivery of Stock Certificates. If you have satisfied the requirements for the exercise of your right to dissent described above, including the delivery of the written demand for payment to Independent as described above, you must, not later than the 20th day after you make your written demand for payment to Independent, submit to Independent your certificate or certificates representing the shares of Live Oak Financial common stock you own. You may submit those certificates with your demand for payment if you prefer. In accordance with the provisions of the TBOC, Independent will note on each such certificate that you have demanded payment of the fair value of the shares of Live Oak Financial common stock that were represented by such certificate under the provisions of the TBOC relating to the rights of dissenting owners. After making those notations on those certificates, Independent will return each such certificate to you at your request. If you fail to submit all of the certificates representing the shares of Live Oak Financial common stock for which you have exercised the right of dissent in a timely fashion, Independent will have the right to terminate your rights of dissent and appraisal with respect to all of your shares of Live Oak Financial common stock unless a court, for good cause shown, directs Independent not to terminate those rights.

Independent’s Actions Upon Receipt of Your Demand for Payment. Within 20 days after Independent receives your written demand for payment and your estimate of the fair value of your shares of Live Oak Financial common stock submitted as described above, Independent must send you written notice stating whether or not it accepts your estimate of the fair value of your shares.

If Independent accepts your estimate, Independent will notify you that it will pay the amount of your estimated fair value within 90 days after the effective date of the merger. Independent will make this payment to you only if you have surrendered the share certificates representing your shares of Live Oak Financial common stock, duly endorsed for transfer, to Independent.

If Independent does not accept your estimate, Independent will notify you of this fact and will make an offer of an alternative estimate of the fair value of your shares that it is willing to pay you within 120 days after the effective date of the merger, which you may accept within 90 days after the effective date of the merger or decline.

Payment of the Fair Value of Your Shares of Live Oak Financial Common Stock Upon Agreement of an Estimate. If you and Independent have reached an agreement on the fair value of your shares of Live Oak Financial common stock within 90 days after the effective date of the merger, Independent must pay you the agreed amount within 120 days after the effective date of the merger, provided that you have surrendered the share certificates representing your shares of Live Oak Financial common stock, duly endorsed for transfer, to Independent.

Commencement of Legal Proceedings if a Demand for Payment Remains Unsettled. If you and Independent have not reached an agreement as to the fair market value of your shares of Live Oak Financial common stock within 90 days after the effective date of the merger, you or Independent may, within 60 days after the expiration of the 90 day period, commence proceedings in Collin County, Texas, asking the court to determine the fair value of your shares of Live Oak Financial common stock. The court will determine if you have complied with the provisions of the TBOC regarding their right of dissent and if you have become entitled to receive payment for your shares of Live Oak Financial common stock. The court will appoint one or more qualified persons to act as appraisers to determine the fair value of your shares in the manner prescribed by the TBOC. The appraisers will determine the fair value of your shares and will report this value to the court. Once the appraisers’ report is filed with the court, you will receive a notice from the court indicating that the report has been filed. You will be responsible for obtaining a copy of the report from the court. If you or Independent objects to the report or any part of it, the court will hold a hearing to determine the fair value of your shares of Live Oak Financial common stock. Both you and Independent may address the court about the report. The court will determine the fair value of your shares and direct Independent to pay that amount, plus interest, which will begin to accrue 91 days after the merger is completed. The court may require you to share in the court costs relating to the matter to the extent the court deems it fair and equitable that you do so.

Rights as a Shareholder. If you have made a written demand on Independent for payment of the fair value of your shares of Live Oak Financial common stock, you will not thereafter be entitled to vote or exercise any other rights as a shareholder of Independent, but will only have the right to receive payment for your shares as described herein and the right to maintain an appropriate action to obtain relief on the ground that the merger would be or was fraudulent. In the absence of fraud in the transaction, your right under the dissent provisions described herein is the exclusive remedy for the recovery of the value of your shares of Live Oak Financial common stock or money damages with respect to the merger.

Withdrawal of Demand. If you have made a written demand on Independent for payment of the fair value of your Live Oak Financial common stock, you may withdraw such demand at any time before payment for your shares has been made or before a petition has been filed with a court for determination of the fair value of your shares. If you withdraw your demand or are otherwise unsuccessful in asserting your dissenters’ rights, you will be bound by the merger and you will have the same rights to receive of the merger consideration with respect to your shares of Live Oak Financial common stock as you would have had if you had not made a demand for payment as to those shares, as well as to participate to the appropriate extent in any dividends or distributions on the shares of Independent common stock that may have been paid to Independent shareholders after the effective date of the merger. Such rights will, however, be subject to any change in or adjustment to those shares made because of an action taken after the date your demand for payment.

Beneficial Owners. Persons who beneficially own shares of Live Oak Financial common stock that are held of record in the name of another person, such as a broker, bank, trustee or other nominee, and who wish to have the right of dissent exercised as to those shares must act promptly to cause the record holder of those shares to take the actions required under Texas law to exercise the dissenter’s rights with respect to those shares. Only the persons in whose names shares of Live Oak Financial common stock are registered on the share transfer records of Live Oak Financial may exercise the right of dissent and appraisal discussed above.

U.S. Federal Income Tax Consequences. See “Proposal to Approve the Reorganization Agreement—Material U.S. Federal Income Tax Consequences of the Independent Merger” on page      for a discussion on how the federal income tax consequences of your action will change if you elect to dissent from the merger.

You should remember that if you return a signed proxy card, but fail to provide instructions as to how your shares of Live Oak Financial common stock are to be voted, you will be considered to have voted in favor of the reorganization agreement and you will not be able to assert dissenters’ rights. You should also remember that if you otherwise vote at the special meeting in favor of the reorganization agreement, you will not be able to assert dissenters’ rights.

PROPOSAL TO ADJOURN OF THE SPECIAL MEETING

(Proposal Two)

If there are not sufficient votes to constitute a quorum or to approve the reorganization agreement at the time of the special meeting, the special meeting may be adjourned to a later date or dates in order to permit further solicitation of proxies. Pursuant to the TBOC, the Live Oak Financial board of directors is not required to fix a new record date to determine the Live Oak Financial shareholders entitled to vote at the adjourned special meeting. At the adjourned special meeting, any business may be transacted which might have been transacted at the special meeting. If the Live Oak Financial board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned special meeting other than an announcement at the special meeting at which the adjournment is taken, unless the adjournment is for more than thirty days. If a new record date is fixed, notice of the adjourned special meeting shall be given as in the case of an original special meeting.

In order to allow proxies that have been received at the time of the special meeting to be voted for an adjournment, if necessary, this proposal regarding the question of adjournment is being submitted to the Live Oak Financial shareholders as a separate matter for their consideration. If approved, the adjournment proposal will authorize the holder of any proxy solicited by the Live Oak Financial board of directors to vote in favor of adjourning the special meeting and any later adjournments. If the Live Oak Financial shareholders approve this adjournment proposal, Live Oak Financial could adjourn the special meeting and use the additional time to solicit additional proxies to gain a quorum for the special meeting or approve the reorganization agreement, including the solicitation of proxies from Live Oak Financial shareholders who previously have voted against the reorganization agreement. Among other things, approval of the adjournment proposal could mean that, even if proxies representing a sufficient number of votes against the reorganization agreement have been received, Live Oak Financial could adjourn the special meeting without a vote on the proposal to approve the reorganization agreement and seek to convince the holders of those shares to change their votes to votes in favor of the proposal to approve the reorganization agreement.

Vote Required

The affirmative vote of holders of the majority of the shares for which votes are cast at the special meeting is needed to approve this proposal. Abstentions and broker nonvotes will not be counted as votes cast and, therefore, will not affect this proposal. Further, the failure to vote, either by proxy or in person, will not have an effect on this proposal. Unless instructions to the contrary are specified in a proxy properly voted and returned through available channels, the proxies will be voted FOR this proposal.

Certain directors and shareholders of Live Oak Financial entered into a voting agreement with Independent, pursuant to which they have agreed to vote FOR the this proposal to adjourn the special meeting. For more information regarding the voting agreement, please see the section entitled “The Proposal Approve the Reorganization Agreement—Voting Agreement” beginning on page 52.

LIVE OAK FINANCIAL’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ADJOURNMENT PROPOSAL.

BUSINESS OF INDEPENDENT

Overview

Independent. Independent is a Texas based bank holding company headquartered in McKinney, Texas, which is located in the northern portion of the Dallas-Fort Worth metropolitan area. Through Independent’s wholly owned subsidiary, Independent Bank, a Texas state chartered bank, Independent provides a wide range of relationship-driven commercial banking products and services tailored to meet the needs of businesses, professionals and individuals. Independent operates 29 banking offices in 26 communities in two market regions centered in the Dallas-Fort Worth metropolitan area and in the greater Austin area. As of June 30, 2013, Independent had consolidated total assets of approximately $1.9 billion, total loans of approximately $1.5 billion, total deposits of approximately $1.5 billion and total stockholders’ equity of approximately $214 million.

History. While the origins of Independent Bank go back almost 100 years, Independent began its modern history in 1988 when an investor group led by David Brooks, Independent’s Chairman and CEO, and Vincent Viola, Independent’s majority shareholder, acquired a small bank in a community north of Dallas. From that first acquisition, Independent has expanded in the Dallas and Austin areas by growing organically and making strategic acquisitions. Effective January 1, 2009, Independent merged Independent Bank Group Central Texas (a separate, but affiliated bank holding company operating in Central Texas) into Independent, forming the foundation of Independent’s current franchise.

Strategy

Independent operates Independent based upon the following core strategies, which Independent designed to enhance shareholder value by growing strategically while preserving asset quality, improving efficiency and increasing profitability:

•	Grow Organically. Independent focuses on continued organic growth through Independent’s existing footprint and business lines. The Dallas/North Texas and Austin/Central Texas market regions in which Independent currently operates provide abundant opportunities to grow Independent’s customer base and expand Independent’s current market share. Independent plans to follow Independent’s community-focused, relationship-driven customer strategy to increase loans and deposits through Independent’s existing locations. Additionally, Independent intends to add teams of experienced bankers to grow in Independent’s current markets and expand into new markets. Preserving the safety and soundness of Independent’s loan portfolio is a fundamental element of Independent’s organic growth strategy. Independent has a strong and conservative credit culture, which allows Independent to maintain Independent’s asset quality as Independent grows.

•

Grow Through Acquisitions. Independent plans to continue to take advantage of opportunities to acquire other banking franchises both within and outside Independent’s current footprint. Since mid-2010, Independent has completed four acquisitions that Independent believes have enhanced shareholder value and Independent’s market presence. The following table summarizes each of the four acquisitions completed since 2010:

Acquired Institution/Market	Date of Acquisition	Fair Value of Total Assets Acquired
		(dollars in thousands)
Town Center Bank Dallas/North Texas	July 31, 2010	$37,451

Farmersville Bancshares, Inc. Dallas/North Texas	September 30, 2010	$99,420

I Bank Holding Company, Inc. Austin/Central Texas	April 1, 2012	$172,587

The Community Group, Inc. Dallas/North Texas	October 1, 2012	$110,967

Independent believes there will continue to be numerous small to mid-sized banking organizations available for acquisition in Independent’s existing market regions and in attractive new markets in Texas, as a result of scale and operational challenges, regulatory pressure, management succession issues or shareholder liquidity needs. There are approximately 500 banks in Texas with total assets of less than $1 billion, which affords Independent future opportunities to make acquisitions that Independent believes will strengthen Independent’s business and increase franchise value over the long term. Independent plans to explore opportunities in the Houston and San Antonio metropolitan areas, as well as in attractive sub-markets within Independent’s current market regions.

•	Improve Efficiency and Increase Profitability. Independent employs a systematic and calculated approach to increasing Independent’s profitability and improving Independent’s efficiencies. Independent has updated Independent’s operating capabilities and created synergies within Independent in the areas of technology, data processing, compliance and human resources. Independent believes that Independent’s scalable infrastructure provides Independent with an efficient operating platform from which to grow in the near term without incurring significant incremental noninterest expenses, which will enhance Independent’s returns.

Independent’s Corporate Structure

Independent. Independent is a registered bank holding company that is the parent company for Independent Bank. Independent was organized as a Texas corporation on September 20, 2002. Independent acquired 100% of the stock of Independent Bank on December 31, 2002. Independent’s primary function is and will be to own all of the stock of Independent Bank. Independent’s profitability is primarily dependent on the financial results of Independent Bank.

Independent Bank. Independent Bank is a Texas state bank. Its home office is located in McKinney, Texas and it operates 29 banking offices throughout North and Central Texas. Independent Bank is a locally managed community bank that seeks to provide personal attention and professional assistance to its customer base, which consists principally of small to medium size businesses, professionals, and individuals. Independent Bank’s philosophy includes offering direct access to its officers and personnel, providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures, and consistently applied credit policies.

Independent’s Community Banking Services

The Independent Way. Nearly a century after Independent’s beginning, Independent’s dedication to serving the needs of individuals and businesses in Independent’s communities remains stronger than ever. Independent strives to provide Independent’s customers with innovative financial products and services, local decision making and a level of service and responsiveness that is second to none. Independent’s innovative and independent spirit is balanced by adherence to fundamental banking principles that have enabled Independent to remain strong, sound and financially secure even during challenging economic times. Independent is also steeped in a tradition of civic pride as evidenced by the investment of Independent’s time, energies and financial resources in many local organizations to improve and benefit Independent’s communities.

Lending Strategy and Types of Loans. Through Independent Bank, Independent offers a broad range of commercial and retail lending products to businesses, professionals and individuals. Commercial lending products include owner- occupied commercial real estate loans, interim construction loans, commercial loans (such as SBA guaranteed loans, business term loans, equipment financing and lines of credit) to a diversified mix of small and midsized businesses, and loans to professionals, particularly medical practices. Retail lending products include residential first and second mortgage loans, and consumer installment loans such as loans to purchase cars, boats and other recreational vehicles.

Independent’s strategy is to maintain a broadly diversified loan portfolio by type and location. Independent’s loans are primarily real estate secured loans spread among a variety of types of borrowers, including owner occupied offices for small businesses, medical practices and offices, retail operations, and multi-family properties. Independent’s loans are diversified geographically throughout Independent’s Dallas/North Texas region (approximately 55%) and Independent’s Austin/Central Texas region (approximately 45%). Independent seeks to be the premier provider of lending products and services in Independent’s market areas and serve the credit needs of high quality businesses and individual borrowers in the communities Independent serves.

Independent markets its lending products and services to qualified lending customers through Independent’s high touch personal service, and seek to attract new lending customers through competitive pricing and innovative structures. Independent targets its business development and marketing strategy primarily on businesses with between $500,000 and $25 million in annual revenue. Independent’s lending officers actively solicit the business of companies entering Independent’s market areas as well as long-standing businesses operating in the communities Independent serves. As a general practice, Independent originates substantially all of Independent’s loans and Independent limits the amount of participations Independent purchases to loans originated by lead banks with which Independent has a close relationship and which share Independent’s credit philosophies.

The following is a discussion of Independent’s major types of lending:

Commercial Real Estate Loans. Independent is primarily a real estate secured lender. Independent originates real estate loans to finance commercial property that is owner-occupied as well as commercial property owned by real estate investors. The total amount of owner-occupied commercial real estate loans outstanding as of June 30, 2013, was $363.0 million, or 23.9%, of Independent’s loan portfolio. The total amount of commercial real estate loans outstanding as of June 30, 2013, excluding owner-occupied properties, was $368.0 million, or 24.2%, of Independent’s loan portfolio. The real estate securing Independent’s existing commercial real estate loans includes a wide variety of property types, such as owner-occupied offices/warehouses/production facilities, office buildings, health care facilities, hotels, mixed-use residential/commercial, retail centers, multifamily properties, restaurants, churches and assisted living facilities.

Commercial real estate loans are often larger and involve greater risks than other types of lending. Adverse developments affecting commercial real estate values in Independent’s market area could increase the credit risk associated with these loans, impair the value of property pledged as collateral for these loans, and affect Independent’s ability to sell the collateral upon foreclosure without a loss. Due to the larger average size of commercial real estate loans, Independent faces the risk that losses incurred on a small number of commercial real estate loans could have a material adverse impact on Independent’s financial condition and results of operations. In addition, commercial real estate loans have the risk that repayment is subject to the ongoing business operations of the borrower.

Commercial Construction, Land and Land Development Loans. Independent’s construction portfolio includes loans to small and midsized businesses to construct owner-user properties, and, to a much lesser extent, loans to developers of commercial real estate investment properties and residential developments. These loans are typically disbursed as construction progresses and carry interest rates that vary with the prime rate. As of June 30, 2013, the outstanding balance of Independent’s construction loans was $101.8 million, or 6.7%, of Independent’s total loan portfolio.

Construction and development loans typically involve more risk than other types of lending products because repayment of these loans is dependent, in part, on the success of the ultimate project or, to a lesser extent, the ability of the borrower to refinance the loan or sell the property upon completion of the project, rather than the ability of the borrower or guarantor to repay principal and interest. Moreover, these loans are typically based on future estimates of value and economic circumstances, which may differ from actual results or be affected by unforeseen events. If the actual circumstances differ from the estimates made at the time of approval of these loans, Independent faces the risk of having inadequate security for the repayment of the loan. Further, if Independent forecloses on the loan, Independent may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while Independent attempts to dispose of it.

Residential Real Estate Loans. Independent offers first and second mortgage loans to Independent’s individual customers primarily for the purchase of primary and secondary residences. As of June 30, 2013, the outstanding balance of one-to-four family real estate secured loans, including home equity loans, represented $337.3 million, or 22.2%, of Independent’s total loan portfolio. Residential real estate loans held for sale of $8.5 million as of June 30, 2013, are also included in this category.

Like Independent’s commercial real estate loans, Independent’s residential real estate loans are secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in Independent’s market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans and affect Independent’s ability to sell the collateral upon foreclosure without a loss or additional losses.

Single-Family Interim Construction Loans. Independent makes single-family interim construction loans to home builders and individuals to fund the construction of single family residences with the understanding that such loans will be repaid from the proceeds of the sale of the homes by builders or, in the case of individuals building their own homes, with the proceeds of a permanent mortgage loan. Such loans are secured by the real property being built and are made based on Independent’s assessment of the value of the property on an as-completed basis. As of June 30, 2013, the outstanding balance of Independent’s single-family interim construction loans was $71.8 million, or 4.7%, of Independent’s total loan portfolio.

Like Independent’s commercial and residential real estate loans, Independent’s single-family interim construction loans are secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in Independent’s market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans, and affect Independent’s ability to sell the collateral upon foreclosure without a loss or additional losses. Further, like Independent’s commercial construction and land development loans, the repayment of single-family interim construction loans is dependent upon the ability of the borrower to obtain a permanent loan or to sell the property rather than on the borrower’s ability to repay the loans.

Commercial Loans. Independent originates commercial loans to small businesses and professionals, in particular, medical practices, located in Independent’s market areas. These loans are primarily term loans to purchase capital equipment and small loans for working capital and operational purposes. Because Independent is a community bank with long standing close ties to the businesses and professionals operating in Independent’s market areas, Independent is able to tailor Independent’s commercial loan programs to meet the needs of Independent’s customers. As of June 30, 2013, Independent had outstanding commercial loans, of $200.8 million, or 13.2%, of Independent’s total loan portfolio. To further diversify Independent’s portfolio, Independent has recently hired an experienced energy lending team, which will operate as part of Independent’s latest Dallas location.

Like Independent’s commercial real estate loans, commercial loans have the risk that repayment is subject to the ongoing business operations of the borrower. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan.

Further, commercial loans are often secured by personal property, such as inventory, and intangible property, such as accounts receivable, which if the business is unsuccessful, typically have values insufficient to satisfy the loan without a loss.

Agricultural Loans. Independent’s agricultural loan portfolio primarily includes loans secured by real property used for agricultural purposes. Independent provides loans for the acquisition of farm and ranch land, as well as the construction of buildings upon agricultural real estate. On a more limited basis, Independent offers agricultural equipment financing and crop production loans which are secured by crops, equipment, and crop insurance. The total amount of agricultural loans outstanding at June 30, 2013, was $34.5 million, or 2.3%, of Independent’s total loan portfolio.

Like Independent’s other types of real estate loans, Independent’s agricultural loans are secured primarily by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in Independent’s market areas could therefore increase the credit risk associated with these loans, impair the value of the property pledged as collateral, and affect Independent’s ability to sell the collateral upon foreclosure without a loss. Further, agricultural loans carry additional risk because repayment of this type of loan is dependent, in part, on continuing successful agricultural operations, which can be adversely affected by weather, market conditions and governmental agricultural policies, all of which are beyond control of the borrower. If the agricultural operation is unsuccessful, agricultural loans secured by livestock, crops or equipment are at even greater risk because this type of collateral typically has values insufficient to satisfy the loan without a loss.

Consumer Loans. Independent offers a variety of consumer loans, such as installment loans to purchase cars, boats and other recreational vehicles. Independent’s consumer loans typically are part of an overall customer relationship designed to support the individual consumer borrowing needs of Independent’s commercial loan and deposit customers. As of June 30, 2013, Independent had outstanding $43.2 million of consumer loans, or 2.8% of Independent’s total loan portfolio. Consumer loans typically have shorter terms, lower balances, higher yields and higher risks of default than residential real estate mortgage loans. Consumer loan collections are dependent on the borrower’s continuing financial stability and are therefore more likely to be affected by adverse personal circumstances. Consumer loan collections are dependent on the borrower’s financial stability and therefore involve greater risk of being affected by adverse individual circumstances, such as the loss of employment or unexpected medical costs.

Mortgage Brokerage Activities. Independent also engages in the origination of residential loans sold into the secondary market. Independent originates mortgages for specific institutional purchasers, such as investment banks and other financial institutions. Independent’s mortgage originations were $95.7 million during the six months ended June 30, 2013, $177.1 million during 2012 and $113.5 million during 2011. Independent sells all of the originated mortgages to institutional purchasers shortly after closing. Independent only retains a portion of the revenue generated by Independent’s mortgage brokerage division, with the remaining portion, less expenses and salaries, paid to Independent’s mortgage brokers as part of their compensation arrangement.

Underwriting. Prudent underwriting is the foundation of Independent’s strong credit culture. Independent seeks to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which Independent’s business customers are engaged. Independent adheres to disciplined underwriting standards and offer creative loan solutions in a responsive and timely manner.

In considering a loan, Independent follows the conservative underwriting principles in Independent’s loan policy which include the following:

•	having a relationship with Independent’s customers to ensure a complete understanding of their financial condition and ability to repay the loan;

•	verifying that the primary and secondary sources of repayment are adequate in relation to the amount of the loan;

•	observing appropriate loan to value guidelines for real estate secured loans;

•	maintaining Independent’s targeted levels of diversification for the loan portfolio, both as to type of borrower and geographic location of collateral; and

•	ensuring that each loan is properly documented with perfected liens on collateral.

Independent implements its underwriting policy through a tiered system of individual loan authority for Independent’s loan officers and a loan committee approval structure. Lending officers are assigned various levels of authority based upon their respective levels of experience and expertise. Loans with relationships over the lending authority of the loan officer must be approved by Independent’s Executive Loan Committee. Loans exceeding the authority of the Executive Loan Committee must be approved by Independent Bank’s Director Loan Committee.

Independent employs appropriate limits on its overall loan portfolio and requirements with respect to certain types of lending. As a general practice, Independent operates with an internal guideline limiting loans to any single borrowing relationship to less than half of Independent Bank’s legal lending limit.

Independent requires its nonowner occupied commercial real estate loans to be secured by well-managed income producing property with adequate margins, supported by a history of profitable operations and cash flows, and proven operating stability in the case of commercial loans. Except in very limited circumstances, Independent’s commercial real estate loans and commercial loans are supported by personal guarantees from the principals of the borrower.

As part of the underwriting process, Independent seeks to minimize risk in a variety of ways, including the following:

•	careful analysis of the borrower’s financial condition, cash flow, liquidity, and leverage;

•	assessment of the project’s operating history, operating projections, location and condition;

•	review of appraisals, title commitment and environmental reports;

•	consideration of the management experience and financial strength of the principals of the borrower; and

•	understanding economic trends and industry conditions.

Independent is a relationship-oriented, rather than transaction-oriented, lender. Accordingly, substantially all of Independent’s loans are made to borrowers located or operating in Independent’s primary market areas. The limited number of loans secured by properties located outside Independent’s market areas are made to borrowers who are well-known to Independent Bank because they are headquartered or reside within one of Independent’s primary market areas. For example, Independent has loans secured by second homes in other states owned by customers whose primary residence is located in Independent’s market areas, and Independent has loans to a restaurant franchise headquartered in Independent’s Austin market, but which has locations in other states.

Credit Risk Management

Managing credit risk is a company-wide process. Independent’s strategy for credit risk management includes the conservative underwriting process described above, and ongoing risk monitoring and review processes for all credit exposures. Independent’s Vice Chairman and Chief Risk Officer provides bank-wide credit oversight and periodically reviews the loan portfolio to ensure that the risk identification processes are functioning properly and that Independent’s credit standards are followed. In addition, a third party annually performs a loan review to identify problem assets. Independent strives to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans become a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses inherent in the loan portfolio.

Credit risk management involves a partnership between Independent’s lenders and Independent’s credit administration group. The manager of this group has significant prior experience working in credit administration. The members of Independent’s credit administration group primarily focus their efforts on credit analysis, underwriting and monitoring new credits and providing management reporting to executive management and the board of directors. In addition, the group includes a special assets manager who is responsible for monitoring and working out problem loans, managing the collection and foreclosure process, and operating and disposing of other real estate owned.

In general, whenever a particular loan or overall borrower relationship is downgraded to special mention or substandard based on one or more standard loan grading factors, Independent’s special assets manager will make a determination as to whether responsibility for the ongoing monitoring of the loan or relationship should be retained by the loan officer, or whether this responsibility should be transferred to the special assets group. Executive management regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

IBG Adriatica

Independent established IBG Adriatica, Inc., or IBG Adriatica, as a wholly owned subsidiary of Independent on June 20, 2011 to acquire distressed loans related to a mixed commercial/residential development in McKinney, Texas, from a third party. The distressed loans had an aggregate face value of approximately $23 million at acquisition and were secured by approximately 27 acres of real property located in the Adriatica development in McKinney. The purchase price for the loans was $16.3 million, of which IBG Adriatica borrowed $12.2 million from the seller. Independent has guaranteed this loan.

While not part of Independent’s ordinary course of business and without any intention of pursuing this line of business in the future, Independent formed IBG Adriatica for the following reasons.

•	Independent believed that the completion of this anchor development in a professional and high quality manner was important to the overall growth of McKinney, one of Independent’s major markets and home to Independent’s headquarters.

•	Independent was very familiar with the Adriatica development because Independent owns a branch in the development and have financed several owner occupied professional buildings within the development.

•	Independent needed to be in control of the development to protect the value of Independent’s branch and the professional buildings in the area that secured Independent’s outstanding loans.

•	Independent believed that the property was under-valued and had significant potential for development and that the price for the distressed loans secured by the property was advantageous.

•	Independent believed that Independent could both preserve the value of Independent’s branch and the real estate securing Independent’s loans within the development and exit the investment for a gain within a reasonable time frame.

Following the acquisition of the distressed loans, IBG Adriatica acquired all of the real property securing the loans through a Deed in Lieu of Foreclosure. The real property consisted of a 29,000 square foot commercial office building, a 16,500 square foot retail center, 36 residential lots, a 625 space multistory parking garage, and approximately 18 acres of undeveloped real property. In connection with its acquisition of the real property, IBG Adriatica obtained a third party appraisal indicating that the combined value of the real property was approximately $18.4 million. The property was recorded at $17.0 million in recognition of expected selling costs.

IBG Adriatica holds its Adriatica assets as other real estate owned. While IBG Adriatica has not and will not act as the developer of the project, it has invested approximately $750,000 to improve the infrastructure of the overall project. IBG Adriatica also is incurring holding costs related to the property, including property taxes, insurance, and management expenses. While IBG Adriatica receives rental income from the lease of the commercial and retail buildings included in the property, the ability to repay the indebtedness and the overall success of the project is dependent on IBG Adriatica’s ability to sell the real property. IBG Adriatica completed one sale in 2011 for a net sales price of approximately $1.5 million and four sales in 2012 for an aggregate net sales price of approximately $8.1 million. IBG Adriatica used approximately $8.7 million of these net sales proceeds to reduce its indebtedness to $3.5 million as of December 31, 2012. As a result of these sales, the recorded value of the Adriatica property was approximately $9.7 million as of June 30, 2013.

Deposits

Deposits are Independent’s principal source of funds for use in lending and other general banking purposes. Independent provides a full range of deposit products and services, including a variety of checking and savings accounts, debit cards, online banking, mobile banking, eStatements and bank-by-mail and direct deposit services. Independent also offers business accounts and management services, including analyzed business checking, business savings, and treasury management services. Independent solicits deposits through its relationship-driven team of dedicated and accessible bankers and through community focused marketing.

Given the diverse nature of Independent’s branch network and Independent’s relationship-driven approach to Independent’s customers, Independent believes its deposit base is less sensitive to Independent’s competitor’s interest rates. Nevertheless, Independent attempts to price its deposit products to promote core deposit growth.

Independent’s ability to gather deposits is an important aspect of Independent’s business franchise, and Independent believes this is a significant driver of franchise value. As of June 30, 2013, Independent held $1.5 billion of total deposits. Independent has grown deposits at a CAGR of 23.4% from December 31, 2009 to June 30, 2013. At the request of Independent’s customers, Independent places a small percentage of Independent’s total deposits with other financial institutions and receive reciprocal deposits as part of the Certificate of Deposit Account Registry System, or CDARS, program which are classified as brokered deposits. Other than deposits obtained through the CDARS program, Independent does not have brokered deposits.

Independent’s Market Areas

Independent is based in Texas which continues to have a rapidly growing population, a high level of job growth and an attractive business climate. The Texas economy is strong, diverse and growing, and it benefits from a number of expanding industries, in particular, the energy, technology and healthcare industries.

Independent operates in two market regions situated in the heart of Texas along the Interstate 35 corridor from Dallas to Austin. The communities Independent serves are a mix of affluent and growing suburban areas related to the Dallas-Fort Worth and Austin metropolitan areas, the “New Urbanism” areas of Dallas and Austin, the Waco metropolitan area, and smaller rural communities on the outskirts of the Dallas metropolitan area. Independent believes its presence in a diversified group of communities enables Independent to match the strengths of each area with needs in other areas, thereby enhancing Independent’s overall operations. Within these regions, Independent’s strategy is to selectively place Independent’s banking offices in growing and affluent markets. For example, Collin County, the county in which Independent has the most locations, has projected population growth of 14.0% from 2011 through 2016, which is approximately double the projected population growth for the Dallas-Fort Worth MSA, and the county’s 2011 median household income was $86,909, which is 67% higher than the 2011 median household income for the Dallas-Fort Worth MSA. Further, Williamson County, where Independent has two Central Texas locations, reported job growth of 75% from 2000 to 2011, ranking third on the CNN Money Magazine list of “Where the Jobs Are.” Independent is also proud that McKinney, Texas, home of Independent’s corporate headquarters, ranked as the second best place to live in 2012 by CNN Money Magazine.

Dallas/North Texas Region. The Dallas-Fort Worth metropolitan area, the fourth largest metropolitan area in the nation based upon the 2011 estimate by the U.S. Census Bureau, serves as the corporate headquarters for numerous Fortune 500 companies, including Exxon Mobil, AT&T, Texas Instruments, Southwest Airlines, and JCPenney. The Dallas-Fort Worth area also contains several world class hospitals and medical research facilities, major universities, and professional sports franchises. Independent primarily operates in Collin, Dallas, Denton, and Grayson Counties, which are located in the northern growth corridor of the Dallas-Fort Worth metropolitan area.

Independent’s locations in the Dallas/North Texas region are positioned among the fastest growing and most affluent counties within the region. The following table reflects Independent’s position in the Dallas/North Texas region and highlights key demographics of the counties within this region:

County	Number of Branches(1)		Company Deposits in Market(1)(2)		Percent of Franchise Deposits	Total Population 2012	Projected Population Change 2012-2017	Median Household Income 2012
Collin	10		$474,589		37.1%	822,906	12.71%	$79,858
Grayson	6		276,584		21.6	122,690	2.82	44,841
Denton	3		127,785		10.0	695,694	13.00	68,075
Dallas	2		18,739		2.4	2,401,029	4.72	45,720
Tarrant(3)	1	(3)	7,534	(3)	0.6 (3)	1,856,711	7.73	54,113

County Totals / Weighted Avg. (4)	22		$905,231		71.7%	5,877,030	9.46%	$67,311

State of Texas						25,906,038	7.70	47,622

(1)	Gives effect to Independent’s acquisition of The Community Group, Inc. completed on October 1, 2012 and the closing of a duplicative branch acquired in that transaction.
(2)	Deposits as of June 30, 2012. In thousands.
(3)	The Tarrant County branch was closed in the second quarter of 2013.
(4)	Demographics are weighted by the percentage of deposits in each county.
Source:	SNL Financial

Austin/Central Texas Region. Austin is the capital of Texas, the home to The University of Texas, and is a major national cultural, arts, film, and media center. One of the fastest growing areas in the country, it ranked second nationally in percentage population growth from 2010 to 2011 as estimated by the U.S. Census Bureau. Several public high tech companies maintain their corporate headquarters in the Austin metropolitan area, including Dell, Freescale Semiconductor, and National Instruments Corp. In fact, Austin is often dubbed “Silicon Hills” because of the number technology companies that have operations in this area, including Apple, Google, Facebook, IBM and Advanced Micro Devices. Independent’s Central Texas region also includes the city of Waco, which is located equi-distant between Dallas and Austin and is home to Baylor University.

The following table reflects Independent’s position in the Austin/Central Texas region and highlights key demographics of the counties within this region:

County	Number of Branches	Company Deposits in Market(1)	Percent of Franchise Deposits	Total Population 2012	Projected Population Change 2012-2017	Median Household Income 2012
Travis	3	$138,995	10.9%	1,068,253	12.46%	$54,707
Williamson	2	125,105	9.8	453,629	16.76	68,074
McLennan	3	99,011	7.7	239,640	5.33	39,415

County Totals / Weighted Avg.(2)	8	$363,111	28.4%	1,761,522	12.00%	$55,143

State of Texas				25,906,038	7.70	47,622

(1)	Deposits as of June 30, 2012. In thousands.
(2)	Demographics are weighted by the percentage of Independent’s deposits within each county.
Source:	SNL Financial

Competition

Independent competes in the commercial banking industry solely through Independent Bank and firmly believe that Independent Bank’s long-standing presence in the community and personal service philosophy enhances Independent’s ability to attract and retain customers. This industry is highly competitive, and Independent Bank faces strong direct competition for deposits, loans, and other financial-related services. Independent competes with other commercial banks, thrifts and credit unions. Although some of these competitors are situated locally, others have statewide or nationwide presence. In addition, Independent competes with large banks in major financial centers and other financial intermediaries, such as consumer finance companies, brokerage firms, mortgage banking companies, insurance companies, securities firms, mutual funds and certain government agencies as well as major retailers, all actively engaged in providing various types of loans and other financial services. Independent believes that its banking professionals, the range and quality of products that Independent offers and its emphasis on building long-lasting relationships distinguishes Independent Bank from its competitors.

According to SNL Financial, as of June 30, 2012, Independent had the fifth largest deposit market share in the zip codes in which Independent operates. Independent believes that its strong market share in its zip codes of operation is a reflection of its ability to compete with more prominent banking franchises in its markets.

Independent’s Employees

As of June 30, 2013, Independent employed approximately 332 persons. Independent provides extensive training to Independent’s employees in an effort to ensure that Independent’s customers receive superior customer service. None of Independent’s employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. Independent believes that Independent’s relations with Independent’s employees are good.

Independent’s Properties

Independent owns its corporate headquarters, which is a 62,000 square foot, four story office building located at 1600 Redbud Blvd., Suite 400, McKinney, Texas 75069, and serves as Independent Bank’s home office. Independent’s building is the most prominent office building in McKinney, providing significant visibility which enhances Independent’s brand in Collin County. Independent’s recent remodeling of the building won

U.S. Green Building Council’s “2010 LEED Silver Certification”. In addition to the foregoing, Independent also operates banking offices at the following locations:

Dallas/North Texas Region			Austin/Central Region
Location	Own or Lease	Sq. Ft.	Location	Own or Lease	Sq. Ft.
Collin County			Travis County
• McKinney (Redbud) (1)	Own	3,542(1)	• Austin Branch	Own	10,328
• McKinney (Craig Drive)	Own	9,640	• Lakeway Branch	Own	3,500
• McKinney (Adriatica)	Own	5,524	• Manor Branch	Own	5,231
• Anna Branch	Own	5,678	Williamson County
• Celina Branch	Own	6,959	• Georgetown Branch	Own	5,760
• Farmersville Branch	Own	11,911 (Main) 2,760 (Drive Thru)	• Round Rock Branch	Own	5,226
• Lavon Branch	Own	3,608	McLennan County
• Plano Branch	Lease	2,069	• Bosque Branch	Own	5,100
• Princeton Branch	Own	5,790	• Elm Mott Branch	Own	2,655
• Prosper Branch	Own	5,310	• Woodway Branch	Lease	4,787
Dallas County
• Coppell Branch	Own	8,898
• Dallas Branch	Lease	5,148
Denton County
• Denton Branch	Own	5,109
• Highland Village Ranch	Own	12,962
• Little Elm Branch	Own	3,500
Grayson County
• Collinsville Branch	Own	5,105
• Denison Branch	Own	11,732
• Howe Branch	Own	6,380
• Sherman Branch	Own	3,874
• Van Alstyne Branch	Own	4,554
• Whitewright Branch	Own	4,292

(1)	The Redbud branch is located on the ground floor of Independent’s headquarters office building.

Independent believes that the leases to which Independent is subject are generally on terms consistent with prevailing market terms, and with the exception of Independent’s Woodway Branch in Waco (see “Certain Relationships and Related Party Transactions”), none of the leases are with Independent’s directors, officers, beneficial owners of more than 5% of Independent’s voting securities or any affiliates of the foregoing. Independent believes that Independent’s facilities are in good condition and are adequate to meet Independent’s operating needs for the foreseeable future.

Legal Proceedings

In the normal course of business, Independent is named or threatened to be named as a defendant in various lawsuits. Management, following consultation with legal counsel, does not expect the ultimate disposition of any or a combination of these matters to have a material adverse effect on Independent’s business. Independent Bank is currently subject to the following legal proceedings:

Independent Bank is subject to a legal proceeding related to Independent Bank’s foreclosure on May 3, 2011, of real property securing a loan, and involves a title dispute between an adjacent property owner and the former borrower/owner of the foreclosed property. The dispute resulted in Field Street Development I, Ltd, Flct, Ltd, Flla, Ltd, Flsc, Ltd and Flst, Ltd filing a lawsuit in the 219th District Court of Texas on May 20, 2010, against Harold Holigan and Melissa Land Partners, Ltd, and joining Independent Bank and Holigan Land Development, Ltd. on or about July 21, 2011. Independent Bank is vigorously defending this action. Further, Independent Bank has submitted a claim to the title company that issued a title insurance policy with respect to the foreclosed property. The title company is currently paying Independent Bank’s costs of defense. Independent

Bank believes that its potential loss if the plaintiff prevails would be approximately $1.0 million. If Independent Bank becomes responsible for the payment of any damages or other amounts as a result of this proceeding, Independent Bank would pursue its claim against the title company for this amount.

Independent Bank is subject to a legal proceeding related to a lending relationship inherited by Independent Bank in connection with the acquisition of The Community Group, Inc. and its subsidiary, United Community Bank N.A., or UCB, that was consummated effective October 1, 2012. UCB established a $350,000 line of credit for a guarantor to pay for deficiencies arising from loans made to a related borrower. John Ganter, the guarantor, filed a lawsuit on November 21, 2012, in the 298th District Court of Texas alleging fraud by UCB seeking a restraining order to prevent Independent Bank from realizing on the collateral securing the line of credit and a judgment that the line of credit is unenforceable. The court denied the plaintiff’s request for a temporary injunction, the restraining order lapsed, and Independent Bank foreclosed on and sold the collateral to satisfy the line of credit. Independent Bank has filed a counterclaim against the plaintiff for deficiencies on other indebtedness guaranteed by the plaintiff and for payment of legal fees. Independent Bank is preparing a motion for summary judgment and otherwise continues to defend this lawsuit.

Pending Acquisition

On July 19, 2013, Independent announced that it entered into a definitive agreement to acquire Collin Bank, Plano, Texas, a Texas state chartered bank with total assets of $180.6 million, total deposits of $139.0 million and total equity capital of $25.1 million as of June 30, 2013. Collin Bank is a full service commercial bank with one office located on the Dallas North Tollway in Plano.

Under the terms of the definitive agreement, Collin Bank shareholders will receive approximately $10.00 per share for each outstanding share of Collin Bank common stock. Approximately 65% of the consideration is payable in cash and 35% is payable in shares of Independent common stock, subject to a maximum issuance to Collin Bank shareholders of 300,000 shares of Independent common stock, with the exchange ratio set three trading days prior to the closing by utilizing the average sales price of shares of Independent common stock over a twenty consecutive trading day period. Based on the number of shares of Collin Bank common stock currently outstanding, the amount of total consideration to be paid by Independent is currently valued at approximately $29.1 million.

The acquisition will be accomplished through a series of merger transactions, including the merger of a wholly owned subsidiary of Independent with and into Collin Bank, with Collin Bank surviving, and, thereafter, the merger of Collin Bank with and into Independent Bank. The acquisition of Collin Bank is an “in market” acquisition, meaning that Independent, through Independent Bank, has a presence near the Collin Bank location and Independent Bank is otherwise familiar with this market.

The Collin Bank transaction has been approved by the board of directors of both companies and is expected to close during the fourth quarter of 2013, although delays may occur. The Collin Bank transaction is subject to certain conditions, including the approval by shareholders of Collin Bank and customary regulatory approvals.

Independent cannot assure you that it will be successful in obtaining required regulatory approvals for the Collin Bank transaction. If Independent is not successful in obtaining required regulatory approvals, the acquisition of Collin Bank will not be completed. If such regulatory approvals are received, there can be no assurance to the timing of those approvals or whether any conditions will be imposed that would result in certain closing conditions of the parties not being satisfied. In addition, if a condition of either party is not satisfied, that party may be able to terminate the agreement and, in such case, the merger would not be consummated. Independent cannot assure you that all of the conditions precedent in the agreement will be satisfied.

It is possible that the process of integrating Collin Bank’s operations into Independent Bank’s operations could result in the disruption of Independent Bank’s operations, the loss of Collin Bank customers and employees, and make it more difficult to achieve the intended benefits of the merger. Further, as with any merger of banking institutions, business disruptions may occur that may cause Independent to lose customers or may cause customers to withdraw their deposits from Collin Bank prior to the merger’s consummation and from Independent Bank thereafter. The realization of the anticipated benefits of Independent’s acquisition of Collin Bank may depend in large part on Independent’s ability to integrate Collin Bank’s operations into Independent Bank’s operations, and to address differences in business models and cultures. Moreover, the combined effect of integrating the acquisition of Collin Bank and Live Oak Financial, both of which are expected to be completed in the fourth quarter of 2013 with most of the integration activities expected to occur in the first quarter of 2014, may stretch Independent’s management and could result in Independent experiencing operational difficulties in such integrations. If Independent is not able to integrate the operations of Collin Bank and Live Oak Bank into Independent Bank’s operations successfully and on a timely basis, some or all of the expected benefits of the applicable mergers may not be realized.

INDEPENDENT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Independent’s financial condition and results of operations should be read in conjunction with “Selected Financial Information of Independent” and Independent’s consolidated financial statements and the accompanying notes included elsewhere in this proxy statement/prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that Independent believes are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this proxy statement/prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. Independent assumes no obligation to update any of these forward-looking statements.

As an “emerging growth company” under the JOBS Act, Independent has elected to include Independent’s consolidated financial statements as of and for the six months ended June 30, 2013 and 2012 and as of and for the years ended December 31, 2012, 2011 and 2010 in this proxy statement/prospectus. As a result, in accordance with the JOBS Act’s provisions, this management’s discussion and analysis of Independent’s financial condition and results of operations addresses only Independent’s results of operations for those periods and financial condition as of those dates.

Overview

Independent was organized as a bank holding company in 2002. On January 1, 2009, Independent merged with Independent Bank Group Central Texas, Inc., and, since that time, Independent has pursued a strategy to create long-term shareholder value through organic growth of Independent’s community banking franchise in Independent’s market areas and through selective acquisitions of complementary banking institutions with operations in Independent’s market areas. On April 8, 2013, Independent consummated the initial public offering of its common stock for trading on the NASDAQ Global Market.

Independent’s principal business is lending to and accepting deposits from businesses, professionals and individuals. Independent conducts all of Independent’s banking operations through Independent Bank. Independent derives its income principally from interest earned on loans and, to a lesser extent, income from securities available for sale. Independent also derives income from noninterest sources, such as fees received in connection with various deposit services and mortgage brokerage operations. From time to time, Independent also realizes gains on the sale of assets and, in some instances, gains on acquisitions. Independent’s principal expenses include interest expense on interest-bearing customer deposits, advances from the Federal Home Loan Bank of Dallas, or FHLB, and other borrowings, operating expenses, such as salaries, employee benefits, occupancy costs, data processing and communication costs, expenses associated with other real estate owned, other administrative expenses, provisions for loan losses and Independent’s assessment for FDIC deposit insurance.

Independent intends for this discussion and analysis to provide the reader with information that will assist in understanding Independent’s financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. This discussion relates to Independent and its consolidated subsidiaries and should be read in conjunction with Independent’s consolidated financial statements as of and for the six months ended June 30, 2013, and as of and for the fiscal years ended December 31, 2012, 2011 and 2010, and the accompanying notes, appearing elsewhere in this proxy statement/prospectus. Independent’s fiscal year ends on December 31.

Certain Events Affect Year-over-Year Comparability

Acquisitions. The comparability of Independent’s consolidated results of operations for the periods ended June 30, 2013 and June 30, 2012 is affected by the two acquisitions Independent completed in 2012. Independent acquired I Bank Holding Company (“I Bank”) and its bank subsidiary, on April 1, 2012, and I Bank’s consolidated results of operations were first included in Independent’s consolidated financial statements in the second quarter of 2012. As a result, the comparability of Independent’s consolidated results of operations for the six-month periods ended June 30, 2013 and 2012 are affected by that acquisition. Independent acquired The Community Group (“CGI”) and its bank subsidiary on October 1, 2012, and CGI’s consolidated results of operations were first included in Independent’s consolidated results of operations in the fourth quarter of 2012. As a result, the comparability of Independent’s consolidated results of operations for the six-month periods ended June 30, 2013 and 2012 are affected by that acquisition.

The comparability of Independent’s consolidated results of operations for the years ended December 31, 2012, 2011 and 2010 and Independent’s consolidated financial condition as of December 31, 2012, 2011 and 2010, is affected by the two acquisitions Independent completed in 2010 and the two acquisitions Independent completed in 2012. On July 31, 2010, Independent acquired Town Center Bank and on September 30, 2010, Independent acquired Farmersville Bancshares, Inc. and its bank subsidiary. The comparability of Independent’s consolidated results of operations for the years ended December 31, 2012 and 2011 to Independent’s consolidated results of operations for the year ended December 31, 2010 is affected by the fact that the results of the acquired operations of Town Center Bank and Farmersville Bancshares were first included in Independent’s consolidated results of operations in the third quarter of Independent’s fiscal year ended December 31, 2010, but were included for all of the year ended December 31, 2012 and the year ended December 31, 2011. As noted above, on April 1, 2012, Independent acquired I Bank and its bank subsidiary, and on October 1, 2012, Independent acquired CGI and its bank subsidiary. The comparability of Independent’s consolidated results of operations for the year ended December 31, 2012 with Independent’s consolidated results of operations for the years ended December 31, 2011 and 2010 is affected by the fact that the results of the acquired operations of I Bank and CGI were not included in Independent’s consolidated results of operations for the year ended December 31, 2011 or the year ended December 31, 2010 and were first included in Independent’s consolidated results of operations in the second and fourth quarters, respectively, of Independent’s fiscal year ended December 31, 2012.

Independent’s Initial Public Offering. Independent consummated the initial public offering of its common stock during the three months ended June 30, 2013. The period-over-period comparability of certain aspects of Independent’s results of operations and the changes in Independent’s financial condition from December 31, 2012 to June 30, 2013 are affected by the issuance of 3,680,000 shares of Independent’s common stock issued in that offering and its receipt of the net proceeds of the sale of those shares of Independent’s common stock. In particular, the period-over-period comparability of Independent’s earnings per share and return on equity is affected by such issuance of the shares in its initial public offering.

S Corporation Status

From its formation in 2002 through March 31, 2013, Independent elected to be taxed for federal income tax purposes as an S corporation under the provisions of Section 1361 through 1379 of the Internal Revenue Code. As a result, Independent’s net income was not subject to, and Independent did not pay, U.S. federal income taxes and Independent was not required to make any provision or recognize any liability for federal income tax in its financial statements for the periods ended on or prior to March 31, 2013. Independent terminated its status as an S corporation in connection with its initial public offering as of April 1, 2013. Starting April 1, 2013, Independent became subject to corporate federal income tax and Independent’s net income for each subsequent fiscal year and each subsequent interim period will reflect a provision for federal income taxes. As a result of that change in Independent’s status under the federal income tax laws, the net income and earnings per share data presented in Independent’s historical financial statements set forth elsewhere in this proxy statement/prospectus, which do not include any provision for federal income taxes, are not be comparable with Independent’s net income and earnings per share in periods in which Independent is taxed as a C corporation, which will be calculated by including a provision for federal income taxes.

Although Independent was not subject to corporate federal income tax prior to April 1, 2013, Independent made periodic cash distributions to its shareholders in amounts estimated to be necessary for them to pay their estimated personal U.S. federal income tax liabilities related to the items of Independent’s income, gain, deductions and losses allocated to each of Independent’s shareholders. The aggregate amount of such cash distributions has equaled 35% of Independent’s taxable net income for the related period.

Deferred tax assets and liabilities are, and in future periods will be, recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of the change in tax rates resulting from becoming a C corporation will be recognized in income in the quarter such change takes place. On April 1, 2013, Independent recorded an initial net deferred tax asset of $1.8 million to recognize the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases as of the date that Independent became a taxable corporate entity.

Discussion and Analysis of Results of Operations for the Six Months Ended June 30, 2013 and June 30, 2012

The following discussion and analysis of Independent’s results of operations compares its results of operations for the six months ended June 30, 2013 with its results of operations for the six months ended June 30, 2012. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of the results of operations that may be expected for all of the year ending December 31, 2013, in part because Independent’s results of operations for the three months ended March 31, 2013, that are included in Independent’s results of operations for the six months ended June 30, 2013 do not include any provision for federal income taxes as do Independent’s results of operations for the three months ended June 30, 2013 and as will Independent’s results of operations for the last six months of the year ending December 31, 2013.

Results of Operations

For the six months ended June 30, 2013, net income was $11.6 million ($1.13 per common share on a diluted basis) compared with $6.8 million ($0.92 per common share on a diluted basis) for the six months ended June 30, 2012. Pro forma after tax income for the six months ended June 30, 2013 was $7.9 million ($0.78 per common share on a diluted basis) after excluding the initial recording of the deferred tax benefit of $1.8 million due to the change in Independent’s taxable status effective April 1, 2013. Pro forma after tax income was $4.8 million ($0.64 per common share on a diluted basis) for the six months ended June 30, 2012. Independent posted returns on average common equity of 13.17% and 13.80%, returns on average assets of 1.29% and 0.99% and efficiency ratios of 66.2% and 73.3% for the six months ended June 30, 2013 and 2012, respectively. The efficiency ratio is calculated by dividing total noninterest expense (which does not include the provision for loan losses) by net interest income plus noninterest income.

Net Interest Income

Independent’s net interest income is its interest income, net of interest expenses. Changes in the balances of Independent’s earning assets and its deposits, FHLB advances and other borrowings, as well as changes in the market interest rates, affect Independent’s net interest income. The difference between

Independent’s average yield on earning assets and its average rate paid for interest-bearing liabilities is its net interest spread. Noninterest-bearing sources of funds, such as demand deposits and stockholders’ equity, also support Independent’s earning assets. The impact of the noninterest-bearing sources of funds is reflected in Independent’s net interest margin, which is calculated as annualized net interest income divided by average earning assets.

Net interest income was $36.1 million for the six months ended June 30, 2013, an increase of $9.5 million, or 35.7%, from $26.6 million at June 30, 2012. This increase is due primarily to a $426 million increase, or 34.7%, in average interest earning assets to $1.7 billion for the six months ended June 30, 2013 compared to $1.2 billion for the six months ended June 30, 2012. The greatest part of the increases in interest-earning assets and noninterest-bearing deposits occurred as a result of the acquisition Independent completed in October 2012, while the balance of the increases came from organic loan and deposit growth. Average interest-earning assets also increased as a result of organic growth sustained in the first half of 2013 due to the addition of experienced lending teams in the last half of 2012. In addition, discount accretion on acquired loans of $1.1 million and $60 thousand is included in net interest income for the six months ended June 30 2013 and 2012, respectively. The significant increase in acquired loan accretion was primarily related to the unexpected payoff of three loans. The net interest margin for the six months ended June 30, 2013 increased 4 basis points to 4.40% compared to 4.36% for the comparable period in 2012. The average yield on interest earning assets decreased 26 basis points from 5.45% to 5.19%. The effect of this decrease was offset by a decrease in the average rate paid on interest bearing liabilities of 28 basis points from 1.22% to 0.94%. The average yield on interest earning assets would have been 5.05% for the six months ended June 30, 2013 compared to 5.44% for the six months ended June 30, 2012 without the effect of the discount accretion on acquired loans.

Average Balance Sheet Amounts, Interest Earned and Yield Analysis. The following table presents average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the six months ended June 30, 2013 and 2012. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances.

	For the Six Months Ended June 30,
	2013			2012
	Average Outstanding Balance(2)	Interest	Yield/ Rate(1)	Average Outstanding Balance(2)	Interest	Yield/ Rate(1)
(dollars in thousands)
Interest-earning assets:
Loans	$1,433,650	$41,207	5.80%	$1,073,096	$32,006	6.00%
Taxable securities	81,875	641	1.58	68,793	660	1.93
Nontaxable securities	32,245	507	3.17	22,451	399	3.57
Federal funds sold and other	104,429	171	0.33	62,085	157	0.51

Total interest-earning assets	1,652,199	$42,526	5.19	1,226,425	$33,222	5.45

Noninterest-earning assets	155,313			154,649

Total assets	$1,807,512			$1,381,074

Interest-bearing liabilities:
Checking accounts	$706,830	$1,909	0.54	$530,445	$2,280	0.86
Savings accounts	113,476	185	0.33	106,578	403	0.76
Money market accounts	47,057	64	0.27	31,721	64	0.41
Certificates of deposit	312,188	1,303	0.84	279,525	1,554	1.12

Total deposits	1,179,551	3,461	0.59	948,269	4,301	0.91
FHLB advances	164,562	1,656	2.03	92,123	1,087	2.37
Notes payable and other borrowings	25,030	1,073	8.64	39,579	974	4.95
Junior subordinated debentures	18,147	271	3.01	14,538	253	3.50

Total interest-bearing liabilities	1,387,290	6,461	0.94	1,094,509	6,615	1.22

Noninterest-bearing checking accounts	237,942			181,758
Noninterest-bearing liabilities	5,269			5,816
Stockholders’ equity	177,011			98,991

Total liabilities and equity	$1,807,512			$1,381,074

Net interest income		$36,065			$26,607

Interest rate spread			4.25%			4.23%
Net interest margin (3)			4.40			4.36
Average interest earning assets to Interest bearing liabilities			119.10			112.05

(1)	Yields and rates for the six-month periods are annualized.
(2)	Average loan balances include nonaccrual loans.
(3)	Net interest margins for the periods presented represent: (i) the difference between interest income on interest-earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest-earning assets for the period.

Interest Rates and Operating Interest Differential. Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table shows the effect that these factors had on the interest earned on Independent’s interest-earning assets and the interest incurred on Independent’s interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. For purpose of the following table, changes attributable to both volume and rate, which cannot be segregated, have been allocated to the changes due to volume and the changes due to rate in proportion to the relationship of the absolute dollar amount of change in each.

	For the Six Month Ended June 30, 2013 vs. 2012
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
(dollars in thousands)
Interest-earning assets
Loans	$12,300	$(3,099)	$9,201
Taxable securities	237	(256)	(19)
Nontaxable securities	230	(122)	108
Federal funds sold and other	155	(141)	14

Total interest-earning assets	$12,922	$(3,618)	$9,304

Interest-bearing liabilities
Checking accounts	$1,430	$(1,801)	$(371)
Savings accounts	72	(290)	(218)
Limited access money market accounts	50	(50)	—
Certificates of deposit	415	(666)	(251)

Total deposits	1,967	(2,807)	(840)
FHLB advances	1,015	(446)	569
Notes payable and other borrowings	(932)	1,031	99
Junior subordinated debentures	102	(84)	18

Total interest-bearing liabilities	2,152	(2,306)	(154)

Net interest income	$10,770	$(1,312)	$9,458

As a result of the current interest rate environment and competitive pressure in the market, yields on the loans Independent makes may decline in future periods. Independent intends to mitigate the effect of any such decreases on Independent’s results of operations by growing Independent’s loan portfolio and managing the liability side of Independent’s balance sheet through the reduction of Independent’s cost of funds.

Interest Income. Independent’s total interest income increased $9.3 million, or 28.0%, to $42.5 million for the six months ended June 30, 2013 from $33.2 million for the six months ended June 30, 2012. The following table sets forth the major components of Independent’s interest income for the six months ended June 30, 2013 and 2012 and the period-over-period variations in such categories of interest income:

(dollars in thousands)	For the Six Months Ended June 30,		Variance
	2013	2012	2013 v. 2012
Interest income
Interest and fees on loans	$41,207	$32,006	$9,201
Interest on taxable securities	641	660	(19)
Interest on nontaxable securities	507	399	108
Interest on federal funds sold and other	171	157	14

Total interest income	$42,526	$33,222	$9,304

The 28.0% increase in Independent’s interest and fees on loans for the six months ended June 30, 2013 from the six months ended June 30, 2012 was primarily attributable to a $361 million, or 33.6%, increase in the average balance of Independent’s loans to $1.4 billion during the six months ended June 30, 2013 as compared with the average balance of $1.1 billion for the six months ended June 30, 2012. The increase resulted from Independent’s acquisition of an aggregate of $180.4 million of loans in the I Bank Holding Company transaction in April 2012 and the CGI transaction in October 2012 and the organic growth of Independent’s loan portfolio.

The interest Independent earned on nontaxable securities during the six months ended June 30, 2013 increased by 27.1% from the six months ended June 30, 2012, primarily as a result of an increase in the average portfolio balance for the six months ended June 30, 2013, as Independent altered the allocation of capital invested in investment securities, increasing the percentage of Independent’s portfolio held in obligations of Texas state and municipal governmental subdivisions in order to diversify Independent’s investment security portfolio and enhance yield. These securities consist primarily of general obligation bonds issued by independent school districts located in Texas that are guaranteed by the Texas Permanent School Fund. Bonds guaranteed by that fund are currently rated AAA by Standard & Poors’ Ratings Services. The average balance of nontaxable securities increased by $10 million, or 43.6%, to $32 million for the six months ended June 30, 2013 from $22 million for the six months ended June 30, 2012.

Interest Expense. Total interest expense on Independent’s interest-bearing liabilities decreased $154,000, or 2.3%, to $6.5 million for the six months ended June 30, 2013 from $6.6 million for the six months ended June 30, 2012. The following table sets forth the major components of Independent’s interest expense for the six months ended June 30, 2013 and 2012 and the period-over-period variations in such categories of interest expense:

(dollars in thousands)	For the Six Months Ended June 30,		Variance
	2013	2012	2013 v. 2012
Interest Expense
Interest on deposits	$3,461	$4,301	$(840)
Interest of FHLB advances	1,656	1,087	569
Interest on notes payable and other borrowings	1,073	974	99
Interest on junior subordinated debentures	271	253	18

Total interest expense	$6,461	$6,615	$(154)

Interest expense on deposits for the six months ended June 30, 2013 decreased by $840,000, or 19.5%, primarily as a result of a decrease in the weighted-average rate of interest Independent paid on its deposits, although the effect of that decrease was partially offset by a 33.3% period-over-period increase in Independent’s average balance on its interest-bearing checking accounts attributable to its two acquisitions in 2012 and organic deposit growth. The average rate of interest paid on Independent’s deposits decreased by 32 basis points to 0.59% on average interest-bearing deposits of $1.2 billion for the six months ended June 30, 2013 from 0.91% on average interest-bearing deposits of $948 million for the six months ended June 30, 2012. This decrease in cost of funds for this source of funding primarily resulted from lower market interest rates and the 29.7% increase in the portion of deposits represented by average balance of interest-bearing checking, savings and limited access money market accounts, on which Independent typically pays lower rates than those Independent pays on its certificates of deposit.

Interest expense on FHLB advances for the six months ended June 30, 2013 increased by $569,000, or 52.3%, due primarily to a higher average balance of such advances. The average balance of Independent’s FHLB advances for the six months ended June 30, 2013 increased by $72 million, or 78.6% to $165 million from the average balance of $92 million for the six months ended June 30, 2012 primarily as a result of funding new loan originations through such advances, in part to manage interest rate risk with respect to such loans.

Interest expense on notes payable and other borrowings for the six months ended June 30, 2013, increased by $99,000, or 10.2%, primarily as a result of a higher average balance of such borrowings. The average balance of Independent’s notes payable and other borrowings decreased by $15 million primarily as a result of the repayment of $15.7 million in principal amount of notes payable and $4.2 million in principal amount of subordinated debt in April 2013, which payments were funded with a portion of the net proceeds of Independent’s initial public offering of its common stock.

Provision for Loan Losses

Management actively monitors Independent’s asset quality and provides specific loss provisions when necessary. Provisions for loan losses are charged to income to bring the total allowance for loan losses to a level deemed appropriate by management based on such factors as historical loss experience, trends in classified loans and past dues, the volume and growth in the loan portfolio, current economic conditions and the value of collateral.

Loans are charged off against the allowance for loan losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the provision for loan losses, future adjustments may be necessary if economic conditions differ from the assumptions used in making the determination.

Independent made a $2.1 million provision for loan losses for the six months ended June 30, 2013 compared to $1.2 million for the comparable period in 2012. The increase in the provision in the current year period was to properly reserve for the growth in Independent’s loan portfolio. Net charge-offs were $825 thousand for the six months ended June 30, 2013 compared to $408 thousand for the six months ended June 30, 2012. The increase in net charge-offs from the previous period was primarily related to one large commercial real estate loan that was foreclosed during the period and charged down by $516 thousand prior to being transferred to other real estate.

Noninterest Income

The following table sets forth the major components of noninterest income for the six months ended June 30, 2013 and 2012 and the period-over-period variations in such categories of noninterest income:

	For the Six Months Ended June 30,		Variance
	2013	2012	2013 v. 2012
(dollars in thousands)
Noninterest Income
Service charges on deposit accounts	$2,349	$1,647	$702
Mortgage fee income	2,163	1,857	306
Gain (loss) on sale of other real estate	173	(44)	217
Loss on sale of securities available for sale	—	(3)	3
Loss on sale of premises and equipment	(1)	(345)	344
Increase in cash surrender value of bank owned life insurance	160	163	(3)
Other noninterest income	314	250	64

Total noninterest income	$5,158	$3,525	$1,633

Total noninterest income increased $1.6 million, or 46.3%, for the six months ended June 30, 2013, compared to the comparable period in 2012. Changes in the components of noninterest income are discussed below.

Service Charges. Service charges on deposit accounts for the six months ended June 30, 2013 increased $702 thousand, or 42.6%, compared to the comparable period in 2012. The increase in the period primarily relates to ATM service fees, which have previously been reported net of related expense and commencing in 2013 are being reported on a gross basis with offsetting expense being reported in noninterest expense, which expense is $598 thousand for the six months ended June 30, 2013. In 2012, ATM fees were settled on a net basis.

Mortgage Fee Income. Mortgage fee income for the six months ended June 30, 2013 increased $306 thousand, or 16.5%, compared to the comparable period in 2012. This increase is directly related to a comparable increase in mortgage loan origination volume from the comparable prior year period.

Gain (loss) on Sale of Other Real Estate. Other real estate gains of $173 thousand for the six-month period ended June 30, 2013 are related to several sales of property including two sales of Adriatica property. In the comparable period in 2012, there was a loss of $44 thousand as a result of fewer transactions at Independent Bank and no sales of Adriatica property.

Loss on Sale of Premises and Equipment. Loss on sale of premises and equipment decreased $344 thousand for the six months ended June 30, 2013 from the comparable period in 2012 because Independent did not have any significant sales of premises and equipment in that period while it recognized a loss on the sale of the corporate aircraft that occurred during the six months ended June 30, 2012.

Noninterest Expense

Noninterest expense increased $5.2 million, or 23.6%, for the six months ended June 30, 2013, compared to the comparable period in 2012. The overall increase from 2012 to 2013 is primarily due to increases in salaries and benefits expenses, occupancy expenses, other real estate impairment and other noninterest expenses related to the two acquisitions completed in 2012. The following table sets forth the major components of Independent’s noninterest expense for the six months ended June 30, 2013 and 2012 and the period-over-period variations in such categories of noninterest expense:

	For the Six Months Ended June 30,		Variance
	2013	2012	2013 v. 2012
(dollars in thousands)
Noninterest Expense
Salaries and employee benefits	$15,712	$12,257	$3,455
Occupancy	4,445	3,494	951
Data processing	612	559	53
FDIC assessment	(12)	413	(425)
Advertising and public relations	404	339	65
Communications	678	643	35
Other real estate owned expense, net	257	141	116
IBG Adriatica expenses, net	372	528	(156)
Other real estate impairment	463	56	407
Core deposit intangible amortization	352	311	41
Professional fees	565	448	117
Acquisition expense, including legal	128	605	(477)
Other	3,331	2,301	1,030

Total noninterest expense	$27,307	$22,095	$5,212

Salaries and Employee Benefits. Salaries and employee benefits expense, which historically has been the largest component of Independent’s noninterest expense, increased $3.5 million, or 28.2%, for the six months ended June 30, 2013 compared to the comparable periods in the prior year. The increase was primarily attributable to an increase in the number of Independent’s full-time equivalent employees, which resulted from the two acquisitions Independent completed in 2012, as well as the addition of lending teams in Independent’s high growth markets during the second half of 2012. Also contributing to the increase is compensation expense relating to the issuance of 111,420 shares of restricted stock under the 2013 Equity Incentive Plan in connection with the recently completed initial public offering. Independent will also incur compensation expense relating to such stock issuance in future periods.

Occupancy Expense. Occupancy expense increased $951 thousand, or 27.2%, for the six months ended June 30, 2013 compared to the comparable periods in 2012. The increase resulted from higher maintenance contract expense, building lease expenses and property taxes, attributable primarily to the two acquisitions completed in 2012, and the establishment of Independent’s Dallas location in June 2012.

FDIC Assessment. FDIC assessment decreased $425 thousand for the six months ended June 30, 2013, compared to the comparable period in 2012. The decrease is due to a nonrecurring refund of $504 thousand of Independent’s prepaid assessment during the six months ended June 30, 2013.

Other Real Estate Impairment. Other real estate impairment totaling $463 thousand was recognized during the six months ended June 30, 2013 compared to $56 thousand for the comparable period in 2012. Approximately $225 thousand of the expense for the six months ended June 30, 2013 was related to an ORE property located in the Austin, Texas area that was in negotiation to sell at a lower amount than the recorded book value. The remaining increase in the impairment for that period was recorded on two properties located in Frisco, Texas for which Independent had obtained updated appraisals. The impairment recognized in 2012 was related to the same Austin area property.

Acquisition Expense. Acquisition expense was $477 thousand higher for the six months ended June 30, 2012, compared to the comparable period in 2013 primarily due to the two acquisitions completed in 2012. Acquisition expense is expected to increase in future periods consistent with Independent’s strategic growth plan.

Other. Other expense increased by $1.0 million, or 44.8%, for the six months ended June 30, 2013, compared to the comparable period in 2012. The majority of the increase relates to ATM exchange fees, which had settled on a net basis prior to 2013 and were recorded in noninterest income. ATM expense was $598 thousand for the six months ended June 30, 2013.

Income Tax Expense

As a result of its prior status as an S corporation as discussed above, Independent had no federal tax expense for the quarters ended on or prior to March 31, 2013. Independent was not subject to income tax expense until April 1, 2013, the date which it became a taxable entity. Independent has determined that had it been taxed as a C corporation and paid federal income taxes in the periods ended prior to April 1, 2013, its federal tax rates would have been 32.8% for the six months ended June 30, 2013, and 30.1% for the six months ended June 30, 2012. For the six months ended June 30, 2013, income tax expense was $2.0 million. However, Independent recorded an initial deferred tax asset on April 1, 2013 that resulted in a credit to income tax of $1.8 million. This resulted in reported income tax expense of $245,000 for the six months ended June 30, 2013. As of June 30, 2013, the total recorded deferred tax asset totaled $3.4 million, of which $1.6 million related to the change in the unrealized gain (loss) on investment securities, net of tax, since March 31, 2013, at which time Independent was still an S corporation.

On a pro forma basis, Independent’s federal income tax expense would have been $2.0 million for the six months ended June 30, 2012, and $3.9 million for the six months ended June 30, 2013, resulting in pro forma net income, after federal taxes, for those periods of $4.8 million and $7.9 million, respectively.

Discussion and Analysis of Results of Operations for the Years Ended December 31, 2012 and December 31, 2011

The following discussion and analysis of Independent’s results of operations also compares the year ended December 31, 2012 with the year ended December 31, 2011.

Net Income

Independent’s net income increased by $3.7 million, or 26.8%, to $17.4 million for the year ended December 31, 2012 from $13.7 million for the year ended December 31, 2011. The increase resulted from a $12.3 million increase in net interest income and a $1.5 million increase in noninterest income, partially offset by a $1.5 million increase in the provision for loan losses and a $8.5 million increase in noninterest expense. Independent’s net income for the year ended December 31, 2012 and, therefore, Independent’s return on average assets and Independent’s return on average equity, were adversely affected by $1.4 million of acquisition-related expenses and a $348,000 loss on the sale of Independent’s single engine aircraft in connection with the purchase of a twin engine, turbo prop aircraft.

Net Interest Income

Independent’s net interest income is Independent’s interest income, net of interest expenses. Changes in the balances of Independent’s earning assets and Independent’s deposits, FHLB advances and other borrowings, as well as changes in the market interest rates, affect Independent’s net interest income. The difference between Independent’s average yield on earning assets and Independent’s average rate paid for interest-bearing liabilities is Independent’s net interest spread. Noninterest-bearing sources of funds, such as demand deposits and stockholders’ equity, also support Independent’s earning assets. The impact of the noninterest-bearing sources of funds is reflected in Independent’s net interest margin, which is calculated as net interest income divided by average earning assets.

Independent earned net interest income of $58.6 million for the year ended December 31, 2012, an increase of $12.3 million, or 26.5%, from $46.3 million for the year ended December 31, 2011. The increase in net interest income was due to growth of Independent’s average interest-earning assets and a reduction in Independent’s cost of funds for fiscal 2012 as a result of an increase in noninterest-bearing deposits. Independent’s net interest margin for fiscal 2012 decreased to 4.40% from 4.42% in fiscal 2011, and Independent’s interest rate spread for fiscal 2012 decreased to 4.27% from the 4.28% interest rate spread for fiscal 2011. The average balance of interest-earning assets for fiscal 2012 increased by $282.3 million, or 26.9%, to $1.3 billion from an average balance of $1.0 billion for fiscal 2011. The average aggregate balance of noninterest-bearing checking accounts increased to $203.2 million for fiscal 2012 from $148.7 million for fiscal 2011. The increases in interest-earning assets and noninterest-bearing deposits occurred as a result of the two acquisitions that Independent completed in 2012, while the balance of the increases came from organic loan and deposit growth. The decrease in net interest margin was offset by an increase in the ratio of average interest-earning assets to interest-bearing liabilities to 113.82% for the year ended December 31, 2012 from 110.61% for the prior year. Independent’s net interest margin for the year ended December 31, 2012 was adversely affected by a 28 basis point decline in the weighted-average yield on interest-earning assets to 5.41% for the year ended December 31, 2012 from 5.69% for the year ended December 31, 2011. This decline in yield resulted from changes in market interest rates and the competitive landscape.

Average Balance Sheet Amounts, Interest Earned and Yield Analysis. The following table presents average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the years ended December 31, 2012 and 2011. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances.

	For the Year Ended December 31,
	2012			2011
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate(1)
(dollars in thousands)
Interest-earning assets:
Loans(1)	$1,179,006	$69,494	5.89%	$920,296	$57,263	6.22%
Taxable securities	79,587	1,357	1.71	70,042	1,767	2.52
Nontaxable securities	25,397	825	3.25	14,314	522	3.65
Federal funds sold and other	45,955	214	0.47	43,039	87	0.20

Total interest-earning assets	1,329,946	71,890	5.41	1,047,691	59,639	5.69
Noninterest-bearing assets	157,688			133,002

Total assets	$1,487,614			$1,180,693

Interest-bearing liabilities:
Checking accounts	$579,495	$4,529	0.78%	$443,890	$5,082	1.14%
Savings accounts	110,118	710	0.65	86,080	926	1.08
Limited access money market accounts	32,976	117	0.36	27,525	132	0.48
Certificates of deposit	285,564	2,995	1.05	285,808	3,772	1.32

Total deposits	1,008,153	8,351	0.83	843,303	9,912	1.18
FHLB advances	105,072	2,383	2.27	59,329	1,477	2.49
Notes payable and other borrowings	39,963	2,072	5.18	30,030	1,489	4.96
Junior subordinated debentures	15,260	531	3.48	14,538	480	3.30

Total interest-bearing liabilities	1,168,447	13,337	1.14	947,200	13,358	1.41
Noninterest-bearing checking accounts	203,248			148,700
Noninterest-bearing liabilities	10,863			5,871
Stockholders’ equity	105,055			78,922

Total liabilities and equity	$1,487,614			$1,180,693

Net interest income		$58,553			$46,281

Interest rate spread			4.27%			4.28%
Net interest margin(2)			4.40			4.42
Average interest-earning assets to average interest-bearing liabilities			113.82			110.61

(1)	Average loan balances include nonaccrual loans.
(2)	Net interest margins for the years presented represent: (i) the difference between interest income on interest-earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest-earning assets for the year.

Interest Rates and Operating Interest Differential. Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table shows the effect that these factors had on the interest earned on Independent’s interest-earning assets and the interest incurred on Independent’s interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. For purpose of the following table, changes attributable to both volume and rate, which cannot be segregated, have been allocated to the changes due to volume and the changes due to rate in proportion to the relationship of the absolute dollar amount of change in each.

	For the Year Ended December 31, 2012 vs. 2011
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
(dollars in thousands)
Interest-earning assets
Loans	$15,383	$(3,152)	$12,231
Taxable securities	218	(628)	(410)
Nontaxable securities	365	(62)	303
Federal funds sold and other	6	121	127

Total interest-earning assets	$15,972	$(3,721)	$12,251

Interest-bearing liabilities
Checking accounts	$1,311	$(1,864)	$(553)
Savings accounts	216	(432)	(216)
Limited access money market accounts	23	(38)	(15)
Certificates of deposit	(3)	(774)	(777)

Total deposits	1,547	(3,108)	(1,561)
FHLB advances	1,048	(142)	906
Notes payable and other borrowings	512	71	583
Junior subordinated debentures	24	27	51

Total interest-bearing liabilities	3,131	(3,152)	(21)

Net interest income	$12,841	$(569)	$12,272

As a result of the current interest rate environment and competitive pressure in the market, yields on the loans Independent makes may decline in future periods. Independent intends to mitigate the effect of any such decreases on Independent’s results of operations by growing Independent’s loan portfolio and managing the liability side of Independent’s balance sheet through the reduction of Independent’s cost of funds.

Interest Income. Independent’s total interest income increased $12.3 million, or 20.5%, to $71.9 million for the year ended December 31, 2012 from $59.6 million for the year ended December 31, 2011. The following table sets forth the major components of Independent’s interest income for the years ended December 31, 2012 and 2011 and the year-over-year variations in such categories of interest income:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2012	2011	2012 v. 2011
Interest income
Interest and fees on loans	$69,494	$57,263	$12,231
Interest on taxable securities	1,357	1,767	(410)
Interest on nontaxable securities	825	522	303
Interest on federal funds sold and other	214	87	127

Total interest income	$71,890	$59,639	$12,251

The 21.4% increase in Independent’s interest and fees on loans for the year ended December 31, 2012 from the year ended December 31, 2011 was primarily attributable to a $258.7 million increase in the average balance of Independent’s loans to $1.2 billion during fiscal 2012 as compared with the average balance of $920.3 million for fiscal 2011. The increase resulted from Independent’s acquisition of an aggregate of $180.4 million of loans in the I Bank Holding Company transaction in April 2012 and CGI transaction in October 2012 and the organic growth of Independent’s loan portfolio.

The interest Independent earned on taxable securities, which consists primarily of government agency securities, decreased 23.2% for the year ended December 31, 2012 due primarily to a lower portfolio yield, which decreased to 1.71% from 2.52% for the year ended December 31, 2011. The decline in yield occurred as Independent reinvested the proceeds of maturing securities at the lower interest rates that were available in a declining market interest rate environment.

The interest Independent earned on nontaxable securities during fiscal 2012 increased by 58.0% from fiscal 2011 primarily as a result of an increase in the average portfolio balance as Independent altered the allocation of capital invested in investment securities, increasing the percentage of Independent’s portfolio held in obligations of Texas state and municipal governmental subdivisions in order to diversify Independent’s investment security portfolio and enhance yield. These securities consist primarily of general obligation bonds issued by independent school districts located in Texas that are guaranteed by the Texas Permanent School Fund. Bonds guaranteed by that fund are currently rated AAA by Standard & Poors’ Ratings Services. The average balance of nontaxable securities increased by $11.1 million to $25.4 million for the year ended December 31, 2012 from $14.3 million for the year ended December 31, 2011.

Interest Expense. Total interest expense on Independent’s interest-bearing liabilities decreased $21,000, or 0.2%, to $13.3 million for the year ended December 31, 2012 from $13.4 million in the prior year. The following table sets forth the major components of Independent’s interest expense for the year ended December 31, 2012 and the year ended December 31, 2011 and the year-over-year variations in such categories of interest expense:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2012	2011	2012 v. 2011
Interest Expense
Interest on deposits	$8,351	$9,912	$(1,561)
Interest of FHLB advances	2,383	1,477	906
Interest on notes payable and other borrowings	2,072	1,489	583
Interest on junior subordinated debentures	531	480	51

Total interest expense	$13,337	$13,358	$(21)

Interest expense on deposits for fiscal 2012 decreased by $1.6 million, or 15.8%, primarily as a result of a decrease in the weighted-average rate of interest Independent paid on Independent’s deposits, although the effect of that decrease was partially offset by a 30.5% year-over-year increase in Independent’s average balance on Independent’s interest-bearing checking accounts attributable to Independent’s two acquisitions in 2012 and organic deposit growth. The average rate on Independent’s deposits decreased by 35 basis points to 0.83% on average interest-bearing deposits of $1.0 billion for fiscal 2012 from 1.18% on average interest-bearing deposits of $843.3 million in fiscal 2011. This decrease in cost of funds for this source of funding primarily resulted from lower market interest rates and the 29.6% increase in the portion of deposits represented by average balance of interest-bearing checking, savings and limited access money market accounts, on which Independent typically pays lower rates than those Independent pays on its certificates of deposit.

Interest expense on FHLB advances for fiscal 2012 increased by $906,000, or 61.3%, due primarily to a higher average balance of such advances. The average balance of Independent’s FHLB advances increased by $45.7 million primarily as a result of funding new loan originations through such advances, in part to manage interest rate risk with respect to such loans, and the assumption of $12.5 million of FHLB advances in Independent’s acquisition of I Bank Holding Company in April 2012.

Interest expense on notes payable and other borrowings for fiscal 2012 increased by $583,000, or 39.2%, primarily as a result of a higher average balance of such borrowings. The average balance of Independent’s notes payable and other borrowings increased by $10.0 million primarily as a result of an increase in Independent’s senior debt and subordinated debentures. Interest expense on junior subordinated debentures increased $51,000, or 10.6%, due to the assumption of $3.6 million of junior subordinated debt in the acquisition of CGI in October 2012.

Provision for Loan Losses

Independent increased Independent’s allowance for loan losses to $11.5 million as of December 31, 2012 by making provisions for loan losses totaling $3.2 million in fiscal 2012, which was a $1.5 million, or 93.0%, increase over the provision for loan losses of $1.7 million Independent made in fiscal 2011. The increase in Independent’s allowance for loan losses was made as a result of the organic growth in Independent’s loan portfolio. The effect of the provision for loan losses in fiscal 2012 on Independent’s allowance for loan losses was partially offset by net charge-offs for that period of $766,000, which net charge-offs were 0.06% of Independent’s average loans outstanding during such period. The provision for loan losses in fiscal 2011 had been partially offset by net charge-offs of $993,000 million during that period. Independent’s net charge-offs were lower in fiscal 2012, largely as a result of improvement in the quality of Independent’s loan portfolio.

Independent made an unallocated provision for loan losses of $227,000 in fiscal 2012 to serve as a buffer against the risk of loss inherent in lending as Independent’s loan portfolio grew and based on Independent’s assessment of historical loan loss rates. The balance of the provision for loan losses was made based on Independent’s assessment of the credit quality of Independent’s loan portfolio and in view of the amount of Independent’s net charge-offs in that period. Independent did not make any specific provision for loan losses with respect to the loans acquired in Independent’s two acquisitions completed in 2012 because, in accordance with purchase accounting standards, Independent recorded the loans acquired in those acquisitions at fair value and determined that Independent’s fair value adjustments appropriately reflected the probability of losses on those loans as of the acquisition date.

Noninterest Income

Noninterest income increased $1.5 million, or 18.9%, to $9.2 million for fiscal 2012 from $7.7 million for fiscal 2011. This increase resulted primarily from a 55.1% year-over-year increase in Independent’s mortgage fee income and a 60.9% year-over-year increase in gain on the sale of Adriatica real property, which was partially offset by losses on the sale of other real estate and a corporate aircraft versus gains on the sale of other real estate recognized during fiscal 2011. The following table sets forth the major components of Independent’s noninterest income for fiscal 2012 and fiscal 2011 and the year-over-year variations in such categories of noninterest income:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2012	2011	2012 v. 2011
Noninterest Income
Service charges on deposit accounts	$3,386	$3,383	$3
Mortgage fee income	4,116	2,654	1,462
(Loss) gain on other real estate transactions	(175)	104	(279)
Gain on Adriatica real estate transactions	1,310	814	496
(Loss) gain on sale of premises and equipment	(343)	21	(364)
Increase in cash surrender value of bank owned life insurance	327	330	(3)
All other noninterest income	547	402	145

Total noninterest income	$9,168	$7,708	$1,460

Service charges on deposit accounts. Service charges on deposit accounts were consistent at $3.4 million for fiscal 2012 and fiscal 2011.

Mortgage fee income. Income from Independent’s mortgage brokerage operations for fiscal 2012 increased 55.1% over the income from those operations for fiscal 2011. Mortgage fee income results from

Independent’s share of fees paid in connection with mortgage loans that Independent originates and promptly sell, which increased as a result of the addition of new mortgage brokerage personnel and increases in referrals from Independent Bank’s personnel, as well as increased demand for refinancings of existing mortgage loans and, to a lesser extent, for new purchase loans.

Gain on Adriatica real estate transactions. Independent sold four parcels of property of the Adriatica real estate in fiscal 2012, recognizing an aggregate gain on the sales of $1.3 million. In fiscal 2011, Independent recognized a gain of $699,000 when Independent acquired the Adriatica real property in a deed-in-lieu-of foreclosure transaction in June 2011 and recognized a gain of $115,000 on the sale of a tract of land and associated interest in common areas to a company controlled by certain officers and directors of Independent. See “Certain Relationships and Related Persons Transactions—Related Person Transactions.”

Loss and gain on sale of premises and equipment. During fiscal 2012, in connection with its acquisition of a twin engine, turbo prop aircraft, Independent Bank sold the single engine turbo prop aircraft it previously owned. A loss of $348,000 was recognized on the sale.

All other noninterest income. During fiscal 2012, Independent sold a branch located in an area that Independent determined was more effectively served by Independent’s other locations, recognizing a $38,000 gain. No comparable transaction occurred in fiscal 2011.

Noninterest Expense

Noninterest expense increased $8.5 million, or 22.1%, to $47.2 million for fiscal 2012 from $38.6 million for fiscal 2011. The following table sets forth the major components of Independent’s noninterest expense for fiscal 2012 and fiscal 2011 and the year-over-year variations in such categories of noninterest expense:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2012	2011	2012 v. 2011
Noninterest Expense
Salaries and employee benefits	$26,569	$21,118	$5,451
Occupancy	7,317	6,776	541
Data processing	1,198	850	348
FDIC assessment	800	1,238	(438)
Advertising and public relations	626	589	37
Communications	1,334	1,074	260
Net other real estate owned expenses (including taxes)	220	403	(183)
Net expenses of operations of IBG Adriatica	832	871	(39)
Impairment of other real estate	94	184	(90)
Amortization of core deposit intangibles	656	567	89
Professional fees	1,104	971	133
Acquisition expense, including legal	1,401	—	1,401
Other	5,009	3,998	1,011

Total noninterest expense	$47,160	$38,639	$8,521

Salaries and employee benefits expense. Salaries and employee benefits expense, which historically has been the largest component of Independent’s noninterest expense, increased in fiscal 2012 by 25.8% from Independent’s salary and employee benefits expense in fiscal 2011. The increase was primarily attributable to an increase in the number of Independent’s full-time equivalent employees during fiscal 2012, in large part resulting from Independent’s two acquisitions and, in the third quarter of fiscal 2011 and the second quarter of fiscal 2012, the addition of lending teams in high growth markets. In addition, Independent accrued higher bonuses in fiscal 2012 than it did in fiscal 2011 as a result of an increase in Independent’s profitability, increased mortgage loan production and certain performance targets being met during fiscal 2012.

Occupancy expense. Occupancy expense increased 8.0% in fiscal 2012 compared with fiscal 2011. This increase resulted from higher maintenance contract expense and building lease expenses, attributable in part to Independent’s two acquisitions and the establishment of Independent’s Dallas location in 2012.

Data processing expense. Independent’s data processing expense for fiscal 2012 was up 40.9% over fiscal 2011 because of increased charges of Independent’s core service provider due to the increase in the number of Independent’s branches and users, as well as expenses incurred in the enhancement of Independent’s internet banking capability.

Communications expense. Communications expense for the year ended December 31, 2012, increased by 24.2% over the prior year as a result of additional expenses associated with new branches and employees related to the two acquisitions that Independent completed in 2012.

FDIC insurance assessment expense. Independent’s FDIC insurance assessment expense for fiscal 2012 decreased by 35.4% from the amount of that expense for fiscal 2011. This decrease in the assessment resulted from a reduction in the rate at which Independent Bank’s deposit insurance assessment is calculated under the mandates of the Dodd-Frank Act for banks of Independent’s size, overall condition and asset quality.

Net other real estate owned expenses. Independent’s net other real estate owned expenses (which exclude expenses relating to the Adriatica real estate Independent owns) decreased $183,000 in fiscal 2012 compared with fiscal 2011 as a result of the mix of the type of properties constituting Independent’s other real estate owned, with a greater proportion of that real estate being undeveloped land, which has lower associated maintenance and other costs than does developed property. Such expenses are net of any rental income received.

Net expenses from the operations of IBG Adriatica. Independent’s expenses associated with the operation of Adriatica real property include primarily maintenance, insurance, construction and tax expenses, some of which expenses were incurred in preparing portions of the property for sale to third parties. A portion of the property includes buildings from which Independent realizes rental income, and the amounts shown for this category in the immediately preceding table are Independent’s expenses, net of that rental income. The gains Independent has recognized from the sale of portions of the Adriatica property are not netted against these expenses and are reflected in Independent’s consolidated statements of income as noninterest income. Independent’s net expenses for fiscal 2012 decreased by $39,000, or 4.5%, over the net expenses for fiscal 2011.

Acquisition expense. Independent incurred $705,000 of acquisition expenses in fiscal 2012 in connection with Independent’s acquisition of I Bank and $696,000 of such expenses in connection with Independent’s acquisition of CGI, which was consummated in October 2012. These expenses included legal fees of approximately $318,000, data processing contract termination fees of approximately $1.0 million, and valuation and other professional fees of approximately $61,000. Independent did not complete an acquisition in fiscal 2011.

Other noninterest expense. Other noninterest expense for fiscal 2012 increased by 25.3% as a result of higher charitable contributions, travel expenses, deposit promotion costs and correspondent bank service charges, partially offset by a $97,000 refund from the Internal Revenue Service related to an employee payroll tax issue that was settled in 2011.

Pro Forma Income Tax Expense and Net Income

As a result of Independent’s status as an S corporation as discussed above, Independent had no federal income tax expense for fiscal 2012 or 2011. Independent has determined that had Independent been taxed as a C corporation and paid federal income taxes for the year ended December 31, 2012 and 2011, Independent’s effective federal income tax rates would have been 30.1% and 31.7% for the years ended December 31, 2012 and 2011, respectively. These pro forma effective rates reflect a federal income tax rate of 34.0% on corporate income and the fact that a portion of Independent’s net income in fiscal 2012 and 2011 was derived from nontaxable investment securities and life insurance income. Independent’s net income for fiscal 2012 and 2011 was $17.4 million and $13.7 million, and Independent’s tax-exempt interest income for such periods was $0.8 million and $0.5 million, respectively. Had Independent been subject to federal income taxes during the years ended December 31, 2012 and 2011, on a pro forma basis, Independent’s provision for federal income taxes would have been $5.2 million for the year ended December 31, 2012 and $4.3 million for the year ended December 31, 2011. The increase in such pro forma provision for federal income taxes would have resulted primarily from the increase in Independent’s net income for fiscal 2012. As a result of the foregoing factors, Independent’s pro forma net income, (after federal income taxes), for the year ended December 31, 2012 and 2011 would have been $12.2 million and $9.4 million, respectively.

Discussion and Analysis of Results of Operations for the Years Ended December 31, 2011 and December 31, 2010

The following discussion and analysis of Independent’s results of operations compares the year ended December 31, 2011 with the year ended December 31, 2010.

Net Income

Independent’s net income increased by $584,000, or 4.5%, to $13.7 million for the year ended December 31, 2011 from $13.1 million for the year ended December 31, 2010. The increase resulted from an $8.2 million increase in net interest income and a $2.4 million decrease in the provision for loan losses, substantially offset by a $4.4 million decrease in noninterest income and a $5.6 million increase in noninterest expense. Noninterest income in fiscal 2010 included a $6.7 million gain on acquisitions made in that year.

Net Interest Income

Independent earned net interest income of $46.3 million in fiscal 2011, an increase of $8.2 million, or 21.5%, from $38.1 million in fiscal 2010. The increase in net interest income was due to a higher level of interest-earning assets in fiscal 2011 compared with fiscal 2010. The average balance of interest-earning assets in 2011 increased by $188.8 million, or 22.0%, to $1.0 billion from $0.9 billion in fiscal 2010. This increase in Independent’s interest-earning assets was largely due to having the benefit of the results of the operations of Town Center Bank, which Independent acquired on July 31, 2010, and of Farmersville Bancshares, which Independent acquired on September 30, 2010, included in Independent’s results of operations for a full year in fiscal 2011, as well as organic growth in Independent’s interest-earning assets. In addition, Independent’s interest rate spread increased by one basis point to 4.28% for fiscal 2011 from 4.27% for fiscal 2010. That improvement in the interest rate spread was due to Independent’s cost of funds declining by 34 basis points, to 1.41% for fiscal 2011 from 1.75% for fiscal 2010, versus a 33 basis point decline in the yield on interest-earning assets to an average rate of 5.69% for fiscal 2011 from 6.02% for fiscal 2010. Independent’s weighted-average yield on Independent’s interest-earning assets for fiscal 2011 decreased as Independent redeployed the proceeds of amortizing and maturing assets and other funds in a lower rate environment.

Average Balance Sheet, Interest and Yield/Rate Analysis. The following table presents average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the years ended December 31, 2011 and December 31, 2010. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances.

	For the Year Ended December 31,
	2011			2010
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
(dollars in thousands)
Interest-earning assets
Loans(1)	$920,296	$57,263	6.22%	$775,279	$49,614	6.40%
Taxable securities	70,042	1,767	2.52	51,626	1,903	3.69
Nontaxable securities	14,314	522	3.65	3,804	147	3.86
Federal funds sold and other	43,039	87	0.20	28,179	70	0.25

Total interest-earning assets	1,047,691	59,639	5.69	858,888	51,734	6.02
Noninterest-earning assets	133,002			110,434

Total assets	$1,180,693			$969,322

Interest-bearing liabilities
Checking accounts	$443,890	$5,082	1.14%	$326,563	5,197	1.59%
Savings accounts	86,080	926	1.08	47,656	645	1.35
Limited access money market accounts	27,525	132	0.48	20,304	136	0.67
Certificates of deposit	285,808	3,772	1.32	289,841	4,801	1.66

Total deposits	843,303	9,912	1.18	684,364	10,779	1.58
FHLB advances	59,329	1,477	2.49	63,132	1,425	2.26
Notes payable and other borrowings	30,030	1,489	4.96	20,105	981	4.88
Junior subordinated debentures	14,538	480	3.30	14,538	484	3.33

Total interest-bearing liabilities	947,200	13,358	1.41	782,139	13,669	1.75
Noninterest-bearing checking accounts	148,700			116,196
Other noninterest-bearing liabilities	5,871			2,637
Stockholders’ equity	78,922			68,350

Total liabilities and equity	$1,180,693			$969,322

Net interest income		$46,281			$38,065

Interest rate spread			4.28%			4.27%
Net interest margin(2)			4.42			4.43
Average interest-earning assets to average interest-bearing liabilities			110.61			109.81

(1)	Average loan balances include nonaccrual loans.
(2)	Net interest margins for the years presented represent: (i) the difference between interest income on interest-earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest-earning assets for the year.

Interest Rates and Operating Interest Differential. Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table shows the effect that these factors had on the interest earned in Independent’s interest-earning assets and the interest incurred on Independent’s interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the previous year’s volume. For purposes of this table, changes attributable to both volume and rate, which cannot be segregated, have been allocated to the changes due to volume and the changes due to rate in proportion to the relationship of the absolute dollar amounts of change in each.

	For the Year Ended December 31, 2011 v. 2010
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
(dollars in thousands)
Interest-earning assets:
Loans	$9,056	$(1,470)	$7,649
Taxable securities	565	(701)	(136)
Nontaxable securities	384	(9)	375
Federal funds sold and other	32	(15)	17

Total interest-earning assets	$10,037	$(2,132)	$7,905

Interest-bearing liabilities:
Checking accounts	$1,573	$(1,689)	$ (116)
Savings accounts	435	(154)	281
Limited access money market accounts	41	(45)	(4)
Certificates of deposit	(44)	(984)	(1,028)

Total deposits	2,005	(2,872)	(867)
FHLB advances	(89)	141	52
Notes payable and other borrowings	737	(229)	508
Junior subordinated debentures	—	(4)	(4)

Total interest-bearing liabilities	2,653	(2,964)	(311)

Net interest income	$7,384	$832	$8,216

Interest Income. Independent’s total interest income increased $7.9 million, or 15.3%, to $59.6 million in fiscal 2011 from $51.7 million in fiscal 2010. The following table sets forth the major components of Independent’s interest income for the years ended December 31, 2011 and 2010 and the year-over-year variations in such categories of interest income:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2011	2010	2011 v. 2010
Interest income
Interest and fees on loans	$57,263	$49,614	$7,649
Interest on taxable securities	1,767	1,903	(136)
Interest on nontaxable securities	522	147	375
Interest on federal funds sold and other	87	70	17

Total interest income	$59,639	$51,734	$7,905

Interest and fee income on Independent’s total loan portfolio for fiscal 2011 increased by 15.4% compared with such income in fiscal 2010, primarily as a result of an increase of $145.0 million, or 18.7%, in the average balance of Independent’s loans for fiscal 2011 to $920.3 million as compared with $775.3 million for fiscal 2010. That increase resulted in part from the organic growth of Independent’s loan portfolio and the acquisition of loans of $67.5 million in the Town Center Bank and Farmersville Bancshares acquisitions during the third quarter of fiscal 2010.

Independent experienced a 7.1% decrease in the interest Independent earned on taxable securities in fiscal 2011. That decrease occurred as a result of a lower average yield on such securities, although a higher average balance of taxable securities available for sale partially offset the effect of that lower average yield. The average balance on taxable securities increased by $18.4 million to $70.0 million for fiscal 2011 from $51.6 million for fiscal 2010. The average yield on such securities decreased to 2.52% for fiscal 2011 from 3.69% for fiscal 2010. The decline in the yield occurred as Independent reinvested the proceeds of maturing securities in securities bearing interest at the lower interest rates that were available in a declining interest rate environment.

Independent’s interest on nontaxable securities increased 255.1% in fiscal 2011 over fiscal 2010 primarily as a result of an increase in the average nontaxable securities portfolio balance in fiscal 2011 over fiscal 2010, which increase occurred as Independent altered the allocation of capital invested in investment securities, increasing the percentage of Independent’s portfolio held in obligations of Texas state and municipal governmental subdivisions in order to diversify Independent’s investment securities portfolio and enhance yield. These securities consist of primarily general obligation bonds issued by independent school districts located in Texas and are guaranteed by the Texas Permanent School Fund. Bonds guaranteed by that fund are currently rated AAA by Standard & Poors’ Ratings Services. The average balance of nontaxable securities increased by $10.5 million to $14.3 million for fiscal 2011 from $3.8 million for fiscal 2010.

Interest Expense. Independent’s total interest expense on interest-bearing liabilities decreased $311,000, or 2.3%, to $13.4 million in fiscal 2011 from $13.7 million in fiscal 2010. The following table sets forth the major components of Independent’s interest expense for fiscal 2011 and fiscal 2010 and the year-over-year variations in such categories of interest expense:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2011	2010	2011 v. 2010
Interest Expense
Interest on deposits	$9,912	$10,779	$(867)
Interest of FHLB advances	1,477	1,425	52
Interest on notes payable and other borrowings	1,489	981	508
Interest on junior subordinated debentures	480	484	(4)

Total interest expense	$13,358	$13,669	$(311)

Deposit interest expense for fiscal 2011 decreased 8.0% from fiscal 2010 as a result of a lower weighted-average rate on interest-bearing deposits, which lower rate was partially offset by an increase of $158.9 million, or 23.2%, in Independent’s average interest-bearing deposit balance to $843.3 million in fiscal 2011 from an average of $684.4 million in fiscal 2010. The decrease in Independent’s cost of funds from interest-bearing deposits was primarily attributable to lower market interest rates and the increase in the portion of all interest-bearing deposits represented by interest-bearing checking, savings and money market accounts, on which Independent typically pays lower rates than those Independent pays on its certificates of deposit. The average balance of Independent’s interest-bearing checking accounts increased by $117.3 million to $443.9 million for 2011, while savings accounts increased by $38.4 million to $86.1 million for 2011. The increase in Independent’s average interest-bearing deposit balance in fiscal 2011 was primarily attributable to the inclusion for all of fiscal 2011 of deposits assumed in the Town Center Bank and Farmersville Bancshares acquisitions in the third quarter of fiscal 2010, as well as organic growth in Independent’s interest-bearing deposits.

Interest expense on FHLB advances for fiscal 2011 increased by $0.1 million, or 3.6%, due to the higher average rate that Independent paid on such advances, the effect of which was partially offset by a lower average balance of those advances, which decreased by $3.8 million to $59.3 million for fiscal 2011. The average rate on those advances increased by 23 basis points to 2.49% for fiscal 2011. The higher average rate was attributable to new intermediate-term (3-to 5-year term) advances.

In addition, the interest expense on Independent’s notes payable and other borrowings for fiscal 2011 increased by $508,000, or 51.8%, as a result of primarily a higher average balance, partially offset by a lower average rate. The average balance of Independent’s notes payable and other borrowings increased by $9.9 million primarily as a result of the financing received from an unaffiliated commercial bank in connection with the acquisition of the Adriatica-related loans in June 2011 and the issuance of subordinated debt in fiscal 2011 to increase capital.

Provision for Loan Losses

Independent increased Independent’s allowance for loan losses to $9.1 million as of December 31, 2011 from a balance of $8.4 million as of December 31, 2010 as Independent’s loan portfolio grew. The increase was made through provisions for loan losses totaling $1.7 million in fiscal 2011, the effect of which on Independent’s allowance for loan losses was offset to a significant degree by net charge-offs of $1.0 million in fiscal 2011. Independent’s provision for loan losses in fiscal 2010 was $4.0 million. The lower provision for loan losses in fiscal 2011 reflects lower loan losses in fiscal 2011 than in fiscal 2010, which enabled Independent to maintain an appropriate allowance for loan losses while making the provision described above. The lower loan losses resulted from improvements in borrowers’ ability to perform and the collection of problem assets. Independent had made a provision of $4.0 million in fiscal 2010 to absorb $2.4 million in net charge-offs made during fiscal 2010, largely with respect to a limited number of commercial and real estate loans, and to provide for increased risk. In addition, the provision for loan losses increased the unallocated portion of Independent’s allowance for loan losses to reflect the risk inherent in lending. Independent did not make any specific provision for loan losses in fiscal 2010 or fiscal 2011 with respect to the loans acquired in the Town Center Bank and Farmersville Bancshares acquisitions that Independent consummated in fiscal 2010 because, in accordance with purchase accounting standards, Independent recorded those loans at fair value at the date of acquisition.

Noninterest Income

Noninterest income decreased $4.4 million, or 36.6%, to $7.7 million in fiscal 2011 from $12.2 million in fiscal 2010. This decline was primarily the result of the recognition in fiscal 2010 of a $6.7 million bargain purchase gain on the acquisition of banks in the third quarter of fiscal 2010, although the effect of that decline was lessened by the increase of $913,000 in mortgage fee income in fiscal 2011 over fiscal 2010. Noninterest income from sources other than the gains on bargain purchases in the acquisitions of banks, gains on the foreclosure of the collateral securing the loans secured by the Adriatica real property and gains on real property sales recognized in fiscal 2010 increased $2.2 million, or 41.1%, in fiscal 2011 compared with fiscal 2010. The following table sets forth the major components of Independent’s noninterest income for the years ended December 31, 2011 and 2010:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2011	2010	2011 v. 2010
Noninterest Income
Service charges on deposit accounts	$3,383	$2,841	$542
Mortgage fee income	2,654	1,741	913
Bargain purchase gain on acquisition of banks	—	6,692	(6,692)
(Loss) gain on other real estate transactions	104	136	(32)
Gain on Adriatica real estate transactions	814	—	814
Gain on sale of premises and equipment	21	1	20
Increase in cash surrender value of bank owned life insurance	330	303	27
All other noninterest income	402	442	(40)

Total noninterest income	$7,708	$12,156	$(4,448)

Service charges on deposits. Noninterest income from service charges on deposits for fiscal 2011 increased by $542,000, or 19.1%, compared with the prior year primarily due to higher ATM-related fees and overdraft protection and other deposit-related service charges resulting from a higher number of transaction accounts.

Mortgage fee income. Income from Independent’s mortgage brokerage operations for fiscal 2011 increased by 52.4% over income for such category in fiscal 2010. That fee income increased as a result of the addition of new mortgage brokerage personnel and increases in referrals from Independent Bank’s personnel, as well as increased demand for refinancings of existing mortgage loans and for new purchase loans.

Bargain purchase gains on the acquisition of banks. Independent recognized an aggregate gain of $6.7 million on the acquisitions in fiscal 2010 of Town Center Bank and Farmersville Bancshares. Such gains were recognized primarily as a result of the determination, based on independent appraisals, that the value of certain of the assets acquired in such acquisitions was in excess of the purchase price of such assets. Independent did not acquire any banking or other institutions or significant amounts of assets in extraordinary transactions during fiscal 2011.

Gains on Adriatica real estate transactions. In December 2011, Independent sold a parcel of undeveloped land and an undivided interest in certain common areas of the Adriatica development, which Independent had acquired in June 2011, to a company controlled by certain officers and directors of Independent for a gain of $115,000. See “Certain Relationships and Related Person Transactions—Related Person Transactions” for more information regarding this transaction. In addition, in fiscal 2011, Independent recognized a gain of $699,000 when Independent acquired the Adriatica real property in a deed-in-lieu of foreclosure transaction.

Noninterest Expense

Noninterest expense increased $5.6 million, or 16.9%, to $38.6 million in fiscal 2011 from $33.1 million in fiscal 2010. The following table sets forth the major components of Independent’s noninterest expense for the years ended December 31, 2011 and 2010:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2011	2010	2011 v. 2010
Noninterest Expense
Salaries and employee benefits	$21,118	$17,019	$4,099
Occupancy	6,776	5,552	1,224
Data processing	850	708	142
FDIC assessment	1,238	1,042	196
Advertising and public relations	589	483	106
Communications	1,074	843	231
Net other real estate owned expenses (including taxes)	403	825	(422)
Net expenses of operations of IBG Adriatica	871	—	871
Impairment of other real estate	184	805	(621)
Amortization of core deposit intangibles	567	431	136
Professional fees	971	750	221
Acquisition expense, including legal	—	668	(668)
Other	3,998	3,936	62

Total noninterest expense	$38,639	$33,062	$5,577

Salaries and employee benefits. Independent’s salaries and employee benefits expense, which historically has been the largest component of Independent’s noninterest expense, increased 24.1% from fiscal 2010 to fiscal 2011. The increase was attributable to an increase in the number of Independent’s full-time equivalent employees, due in large part to the additional employees of the banks Independent acquired in fiscal 2010. Independent also added an experienced lending team during the third quarter of fiscal 2011 to expand Independent’s commercial lending operations. In addition, Independent Bank paid higher total bonuses in fiscal 2011 than in fiscal 2010 as a result of the increase in Independent’s profitability, increased mortgage loan production and certain performance targets being met during fiscal 2011.

Occupancy expense. Occupancy expense increased $1.2 million, or 22.1%, as a result of higher depreciation expense on Independent’s premises and equipment, increased real estate taxes and higher utilities and other occupancy costs related to the five branches added in bank acquisitions in July and September of 2010.

Data processing expense. The 20.1% increase in data processing costs from fiscal 2010 to fiscal 2011 resulted from increased charges of Independent’s core service provider due to the increase in the number of Independent’s branches and users, as well as expenses incurred in the enhancement of Independent’s technology infrastructure.

Communications expense. Communications expense for the year ended December 31, 2011 increased by 27.4% as a result of the additional communications costs being incurred for acquired bank branches and to upgrade Independent’s communications capabilities.

FDIC insurance assessment expense. FDIC insurance assessment expense increased 18.8% in fiscal 2011 over the amount of the assessment in fiscal 2010. This increase was primarily attributable to an increase of $191.4 million, or 23.9%, in Independent’s average deposit balance to $992.0 million for fiscal 2011 from $800.6 million for fiscal 2010 as a result of organic growth in Independent’s deposit base during fiscal 2011 and the first full year of inclusion of deposit liabilities assumed in the Town Center Bank and Farmersville Bancshares acquisitions.

Net other real estate owned expenses. Independent’s net other real estate expense (which exclude the expenses from operations of IBG Adriatica) decreased 51.2% in fiscal 2011 from fiscal 2010. The decrease resulted from a lower volume of foreclosures and lower costs related to the holding of other real estate owned.

Net expenses from operations of IBG Adriatica. Independent acquired the Adriatica real property in fiscal 2011 and, consequently, fiscal 2011 was the first fiscal year in which Independent had net expenses from the operation and maintenance of the Adriatica real estate. The expenses Independent incurred for that period were offset to a degree by rental income from buildings on the property. The gains Independent recognized on the sales of portions of the property were recognized as noninterest income.

Impairment of other real estate. Impairment of other real estate for fiscal 2011 decreased by $621,000, or 77.1%. The impairment expense for fiscal 2010 resulted primarily from write downs of the carrying value of certain portions of Independent’s other real estate, primarily several single-family homes. Impairments were recognized in order to facilitate a quicker sale of the properties acquired.

Professional fees. Professional fees for the year ended December 31, 2011 increased by $0.2 million, or 29.5%, due primarily to higher independent audit fees related to Independent being subject to additional audit requirements under banking regulations for fiscal 2011 as Independent’s total assets exceeded the $1 billion threshold of such requirements and, to a lesser extent, legal fees.

Acquisition expense. Independent incurred no acquisition expenses in fiscal 2011 as Independent did not complete an acquisition during that year. Independent had incurred $0.7 million of acquisition expenses, including legal, in fiscal 2010 relating to the acquisitions of Town Center Bank and Farmersville Bancshares.

Pro Forma Income Tax Expense and Net Income

As a result of Independent’s status as an S corporation as discussed above, Independent had no federal income tax expense for fiscal 2011 or fiscal 2010. Independent has determined that had it been taxed as a C corporation and paid federal income taxes for fiscal 2011 and fiscal 2010, Independent’s pro forma effective federal income rates would have been 31.7% for fiscal 2011 and 33.1% for fiscal 2010 in light of Independent’s federal corporate income tax rate of 35% and the fact that a portion of Independent’s net income earned during that period was from nontaxable securities and life insurance income. Independent’s net income for fiscal 2011 and fiscal 2010 was $13.7 million and $13.1 million, respectively, Independent’s tax-exempt interest income for such periods was $0.5 million and $0.1 million, respectively, and Independent had nontaxable increases in the value of BOLI of $0.3 million for such periods. On a pro forma basis, Independent’s provision for federal income taxes would have been $4.3 million for each of fiscal 2011 and fiscal 2010. As a result of the foregoing factors, Independent’s pro form net income, after federal taxes, for fiscal 2011 and fiscal 2010 would have been $9.4 million and $8.8 million, respectively.

Quarterly Financial Information

The following table presents certain unaudited consolidated quarterly financial information regarding Independent’s results of operations for the quarters ended June 30 and March 31, 2013 and the quarters in the year ended December 31, 2012. This information should be read in conjunction with Independent’s consolidated financial statements as of and for the six months ended June 30, 2013 and the years ended December 31, 2012 and 2011 appearing elsewhere in this proxy statement/prospectus. Prior to April 1, 2013, Independent elected to be taxed for federal income tax purposes as an S corporation under Sections 1361 through 1379 of the Internal Revenue Code of 1986, as amended. As a result and as reflected in the information appearing below, Independent did not pay, and made no provision for, federal income taxes for any quarter ended on or before March 31, 2013.

	Quarter Ended 2013
	June 30	March 31
(dollars in thousands, except per share data)	(unaudited)
Interest Income	$21,105	$21,421
Interest Expense	3,255	3,206

Net Interest Income	17,850	18,215
Provision for loan losses	1,079	1,030

Net interest income after provision for loan losses	16,771	17,185
Noninterest income	2,732	2,426
Noninterest expense	13,384	13,923
Income before income taxes	6,119	5,688
Provision for income taxes	245	—

Net income	$ 5,784	$ 5,688

Basic earnings per share	$ 0.49	$ 0.69

Diluted earnings per share	$ 0.49	$ 0.68

	Quarter Ended 2012
	December 31	September 30	June 30	March 31
(dollars in thousands, except per share data)	(unaudited)
Interest income	$20,214	$18,454	$17,716	$15,506
Interest expense	3,423	3,299	3,411	3,204

Net interest income	16,791	15,155	14,305	12,302
Provision for loan losses	929	1,013	667	575

Net interest income after provision for loan losses	15,862	14,142	13,638	11,727
Noninterest income	3,556	2,087	1,634	1,891
Noninterest expense	13,329	11,736	11,601	10,494

Net income	$ 6,089	$ 4,493	$ 3,671	$ 3,124

Basic earnings per share	$0.74	$0.57	$0.47	$0.44

Diluted earnings per share	$0.74	$0.57	$0.47	$0.43

Discussion and Analysis of Financial Condition

The following discussion and analysis of Independent’s financial condition discusses and analyzes the financial condition of Independent as of June 30, 2013, and December 31, 2012 and December 31, 2011 and certain changes in that financial condition from December 31, 2012 to June 30, 2013, from December 31, 2011 to December 31, 2012, and from December 31, 2010, to December 31, 2011.

Assets

Independent’s total assets increased by $165.8, or 9.5%, to $1.9 billion as of June 30, 2013, from $1.7 billion at December 31, 2012. Such increase was primarily the result of a $140.4 million, or 10.3%, increase in Independent’s loans, net of allowance for loan losses, from December 31, 2012 to June 30, 2013, which occurred for the reasons discussed in “—Loan Portfolio” below as well as the receipt and temporary investment of the portion of the net proceeds of $86.7 million from Independent’s initial public offering of its common stock not applied to the repayment of indebtedness.

Independent’s total assets increased by $485.7 million, or 38.7%, to $1.7 billion as of December 31, 2012, from $1.3 billion as of December 31, 2011, primarily due to organic growth in Independent’s loan portfolio, the acquisition of $283.6 million of total assets from Independent’s two acquisitions in 2012 and a $19.4 million increase in Independent’s securities available for sale.

Independent’s total assets increased $156.2 million, or 14.2%, to $1.3 billion as of December 31, 2011 from $1.1 billion as of December 31, 2010, primarily as a result of a $128.2 million increase in Independent’s loan portfolio, a $41.4 million increase in Independent’s securities available for sale and Independent’s $16.1 million investment in Adriatica real estate.

Loan Portfolio

Independent’s loan portfolio is the largest category of Independent’s earning assets. As of June 30, 2013, loans, net of allowance for loan losses, totaled $1.508 billion, which is an increase of 10.3% over the six months. The growth in the loan portfolio from December 31, 2012 to June 30, 2013 is primarily due to an increase in commercial and commercial real estate loan activity as a result of new lending teams, including experienced energy lenders, added during the second half of 2012. As of December 31, 2012, 2011 and 2010, loans, net of allowance for loan losses, totaled $1.4 billion, $979.6 million and $851.7 million, respectively. The following table presents the balance and associated percentage of each major category in Independent’s loan portfolio as of June 30, 2013, December 31, 2012, 2011 and 2010:

			As of December 31,
	As of June 30, 2013		2012		2011		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
(dollars in thousands)
Commercial	$200,755	13.2%	$169,882	12.32%	$127,827	12.93%	$121,805	14.16%
Real estate:
Commercial real estate	731,030	48.1	648,494	47.04	470,820	47.62	361,106	41.98
Commercial construction, land and land development	101,755	6.7	97,329	7.06	79,063	8.00	81,270	9.45
Residential real estate(1)	337,274	22.2	315,349	22.87	222,929	22.55	211,297	24.57
Single-family interim construction	71,844	4.7	67,920	4.93	24,592	2.49	20,402	2.37
Agricultural	34,491	2.3	40,127	2.91	34,923	3.53	32,902	3.8
Consumer	43,160	2.8	39,502	2.87	28,437	2.88	31,270	3.64
Other	64	—	73	—	80	—	76	—

Total loans	1,520,373	100.0%	1,378,676	100.00%	988,671	100.00%	860,128	100.00%

Other items:
Allowance for losses	(12,762)		(11,478)		(9,060)		(8,403)

Total loans, net	$1,507,611		$1,367,198		$979,611		$851,725

(1)	Includes mortgage loans held for sale as of June 30, 2013, December 31, 2012, 2011 and 2010 of $8.5 million, $9.2 million, $3.0 million and $3.3 million, respectively.

Loans prior to Independent’s allowance for loan losses increased $141.7 million, or 10.3%, to $1.5 billion at June 30, 2013, from $1.4 billion as of December 31, 2012, and $390.0 million, or 39.4%, to $1.4 billion as of December 31, 2012 from $988.7 million as of December 31, 2011, as a result of the organic growth of Independent’s loan portfolio and Independent’s two acquisitions in 2012. Loans prior to Independent’s allowance for loan losses increased $128.5 million, or 14.9%, to $988.7 million as of December 31, 2011 from $860.1 million as of December 31, 2010, as a result of organic growth in Independent’s loan portfolio, as Independent hired additional experienced lenders, expanded within Independent’s markets and benefited from increasing loan demand.

The following table sets forth the contractual maturities, including scheduled principal repayments, of Independent’s loan portfolio (which includes balloon notes) and the distribution between fixed and adjustable interest rate loans as of December 31, 2012:

As of December 31, 2012	Within One Year		One Year to Five Years		After Five Years		Total
(dollars in thousands)	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate
Commercial	$41,304	$32,930	$47,996	$26,480	$12,151	$9,020	$101,452	$68,430
Real estate:
Commercial real estate	44,706	23,178	140,296	109,633	121,371	209,940	305,743	342,751
Commercial construction, land and land development	18,091	13,098	34,050	8,625	5,558	17,907	57,698	39,631
Residential real estate	55,751	11,520	106,796	21,165	60,977	59,139	223,524	91,825
Single family interim construction	49,707	13,227	3,108	492	686	700	53,501	14,419
Agricultural	10,775	7,746	10,219	3,862	2,406	5,119	23,400	16,727
Consumer	16,435	12,591	9,623	577	227	50	26,285	13,217
Other	73	—	—	—	—	—	73	—

Total loans	$236,212	$114,290	$352,088	$170,834	$203,376	$301,876	$791,676	$587,000

The principal categories of Independent’s loan portfolio are discussed below:

Commercial loans. Independent provides a mix of variable and fixed rate commercial loans. The loans are typically made to small-and medium-sized manufacturing, wholesale, retail, energy related service businesses and medical practices for working capital needs and business expansions. Commercial loans generally include lines of credit and loans with maturities of five years or less. The loans are generally made with operating cash flows as the primary source of repayment, but may also include collateralization by inventory, accounts receivable, equipment and/or personal guarantees. Independent plans to continue to make commercial loans an area of emphasis in Independent’s lending operations in the future.

Commercial loans increased $30.9 million, or 18.2%, to $200.8 million as of June 30, 2013 from $169.9 million as of December 31, 2012. This increase is primarily attributable to loans originated by Independent’s energy lending group and other organic growth in Independent’s commercial loan portfolio. Independent’s commercial loan portfolio increased $42.1 million, or 32.9%, to $169.9 million as of December 31, 2012, from $127.8 million as of December 31, 2011, with the increase primarily attributable to the commercial loans acquired in Independent’s acquisition of CGI and the loans originated by Independent’s energy lending group. Commercial loans increased $6.0 million, or 4.9%, to $127.8 million as of December 31, 2011 from $121.8 million as of December 31, 2010, as a result of increased lending activity.

Commercial real estate loans. Independent’s commercial real estate loans generally are used by customers to finance their purchase of office buildings, retail centers, medical facilities and mixed-use buildings. Approximately 50%, 55%, 62% and 69% of Independent’s commercial real estate loans as of June 30, 2013, December 31, 2012, 2011 and 2010, respectively, were owner-occupied. Such loans generally involve less risk than loans on investment property. Independent expects that commercial real estate loans will continue to be a significant portion of Independent’s total loan portfolio and an area of emphasis in Independent’s lending operations.

Commercial real estate loans increased $82.5 million, or 12.7%, to $731.0 million as of June 30, 2013 from $648.5 million as of December 31, 2012. That increase was due to a general increase in lending activity, primarily in the Austin region. Independent’s commercial real estate loans increased $177.7 million, or 37.7%, to $648.5 million as of December 31, 2012 from $470.8 million as of December 31, 2011, as a result of Independent’s two acquisitions and increased lending activity. Commercial real estate loans balance as of December 31, 2011, represented an increase of $109.7 million, or 30.4%, from the balance of $361.1 million as of December 31, 2010, which increase resulted from increased demand for commercial real estate loans within Independent’s markets and from increased lending activity resulting from the addition of experienced lending officers in growing markets.

Commercial construction, land and land development loans. Independent’s commercial construction, land and land development loans comprise loans to fund commercial construction, land acquisition and real estate development construction. Although Independent continues to make commercial construction loans, land acquisition and land development loans on a selective basis, Independent does not expect Independent’s lending in this area to result in this category of loans being a significantly greater portion of Independent’s total loan portfolio.

Commercial construction, land and land development loans increased $4.4 million, or 4.5%, to $101.8 million as of June 30, 2013 from $97.3 million as of December 31, 2012. Independent’s loans in this segment of its loan portfolio increased $18.3 million, or 23.1%, to $97.3 million as of December 31, 2012, from $79.1 million as of December 31, 2011. The December 31, 2011, balance reflected a decrease of $2.2 million, or 2.7%, from a balance of $81.3 million as of December 31, 2010. The increase in loans in this category from December 31, 2012, to June 30, 2013, was primarily as a result of general increased lending activity, while the increase in such loans from December 31, 2011, to December 31, 2012, resulted primarily from the I Bank Holding Company acquisition. The decrease in the aggregate amount of loans in this category that Independent experienced from December 31, 2010, to December 31, 2011, occurred as a result of lower demand for such loans.

Residential real estate loans. Independent’s residential real estate loans are primarily made with respect to and secured by single-family homes, which are both owner-occupied and investor owned and include a limited amount of home equity loans, with a relatively small average loan balance spread across many individual borrowers. However, Independent’s loan portfolio also includes a number of multi-family housing real estate loans. Independent expects that Independent will continue to make residential real estate loans, with an emphasis on single-family housing loans, so long as housing values in Independent’s markets do not deteriorate from current prevailing levels and Independent is able to make such loans consistent with Independent’s current credit and underwriting standards.

Independent’s residential real estate loan portfolio grew by $21.9 million, or 7.0%, to a balance of $337.3 million as of June 30, 2013 from $315.3 million as of December 31, 2012. The increase in this loan category resulted from the sustained demand in the residential real estate market. The significantly slower rate of growth in this type of loan from December 31, 2012, to June 30, 2013, reflects the effect of the I Bank acquisition on the rate of growth in 2012. Residential real estate loans increased $92.4 million, or 41.5%, to such December 31, 2012, balance from $222.9 million as of December 31, 2011, which balance was an increase of $11.6 million, or 5.5%, from $211.3 million as of December 31, 2010. The increase in loans in this category from December 31, 2011 to December 31, 2012 resulted from the I Bank Holding Company acquisition and increased lending activity. The increase in the aggregate amount of loans in this category that Independent experienced from December 31, 2010 to December 31, 2011 occurred as a result of increased lending activity due to an increase in demand.

Single-family interim construction loans. Independent makes single-family interim construction loans to home builders and individuals to fund the construction of single-family residences with the understanding that such loans will be repaid from the proceeds of the sale of the homes by builders or, in the case of individuals building their own homes, with the proceeds of a permanent mortgage loan. Such loans are secured by the real property being built and are made based on Independent’s assessment of the value of the property on an as-completed basis. Independent expects to continue to make single-family interim construction loans so long as demand for such loans continues and the market for single-family housing and the values of such properties remain stable or continue to improve in Independent’s markets.

The balance of single-family interim construction loans in Independent’s loan portfolio increased by $3.9, or 5.8%, to $71.8 million as of June 30, 2013 from the balance of $67.9 million as of December 31, 2012. That increase resulted from the sustained demand in the residential real estate market. That December 31, 2012 balance represented an increase of $43.3 million, or 176.2%, from $24.6 million as of December 31, 2011, as a result of the acquisition of these types of loans in the I Bank transaction and as demand for new housing and new housing starts increased in Independent’s market areas during fiscal 2012. The significantly slower rate of growth in this type of loan from December 31, 2012, to June 30, 2013, reflects the effect of the I Bank acquisition on the rate of growth in 2012. The balance of these loans increased by $4.2 million from $20.4 million as of December 31, 2010, to $24.6 million as of December 31, 2011, as Independent experienced the beginning of an increase in demand for new housing and new housing starts in Independent’s market areas in fiscal 2011.

Other categories of loans. Other categories of loans included in Independent’s loan portfolio include agricultural loans made to farmers and ranchers relating to their operations, consumer loans made to individuals for personal purposes, including automobile purchase loans and personal lines of credit. None of these categories of loans represents a significant portion of Independent’s total loan portfolio or represents more than 4.0% of Independent’s total loan portfolio as of June 30, 2013 or December 31, 2012, 2011 or 2010.

Asset Quality

Nonperforming Assets. Independent has established procedures to assist Independent in maintaining the overall quality of Independent’s loan portfolio. In addition, Independent has adopted underwriting guidelines to be followed by Independent’s lending officers and require significant senior management review of proposed extensions of credit exceeding certain thresholds. When delinquencies exist, Independent rigorously monitors the levels of such delinquencies for any negative or adverse trends. Independent’s loan review procedures include approval of lending policies and underwriting guidelines by Independent Bank’s board of directors, an annual independent loan review, approval of large credit relationships by Independent Bank’s Directors’ Loan Committee and loan quality documentation procedures. Independent, like other financial institutions, is subject to the risk that its loan portfolio will be subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

Independent discontinues accruing interest on a loan when management of Independent believes, after considering Independent’s collection efforts and other factors, that the borrower’s financial condition is such that collection of interest of that loan is doubtful. Loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans, including troubled debt restructurings, that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Independent did not make any changes in Independent’s nonaccrual policy during the first six months of 2013, fiscal 2012, fiscal 2011 or fiscal 2010.

Placing a loan on nonaccrual status has a two-fold impact on net interest earnings. First, it may cause a charge against earnings for the interest which had been accrued in the current year but not yet collected on the loan. Second, it eliminates future interest income with respect to that particular loan from Independent’s revenues. Interest on such loans is not recognized until the entire principal is collected or until the loan is returned to performing status. Independent had $1.7 million, $6.6 million, $4.4 million and $7.8 million in loans on nonaccrual status as of June 30, 2013 and December 31, 2012, 2011 and 2010, respectively. The decrease from December 31, 2010 to December 31, 2011 as a result of collections of loans by means of foreclosures and reductions in nonperforming loans by other means, including payoffs. However, Independent had an increase in loans on nonaccrual status from December 31, 2011 to December 31, 2012 as a result of one large loan acquired in the I Bank Holding Company acquisition and one internally originated commercial real estate loan that was placed on nonaccrual status in December 2012. The effect of these additional nonaccrual loans was partially offset by the paydown of certain residential real estate loans on nonaccrual status. Independent’s loans on nonaccrual status decreased from December 31, 2012 to June 30, 2013 primarily as a result of the payoff of a $1.78 million loan that was on nonaccrual status at December 31, 2012 and a foreclosure that resulted in the transfer of a $2.3 million nonaccrual loan to other real estate owned.

Real estate Independent has acquired as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned until sold. Independent’s policy is to initially record other real estate at fair value less estimated costs to sell at the date of foreclosure. After foreclosure, other real estate is carried at the lower of the initial carrying amount (fair value less estimated costs to sell or lease), or at the value determined by subsequent appraisals of the other real estate.

Independent obtains appraisals of real property that secure loans and may update such appraisals of real property securing loans categorized as nonperforming loans and potential problem loans, in each case as required by regulatory guidelines. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower’s overall financial condition is made to determine the need, if any, for possible write-downs or appropriate additions to the allowance for loan losses.

Independent periodically modifies loans to extend the term or make other concessions to help a borrower with a deteriorating financial condition stay current on their loan and to avoid foreclosure. Independent generally does not forgive principal or interest on loans or modify the interest rates on loans to rates that are below market rates. Under applicable accounting standards, such loan modifications are generally classified as troubled debt restructurings.

The following table sets forth the allocation of Independent’s nonperforming assets among Independent’s different asset categories as of the dates indicated. Independent classifies nonperforming loans as nonaccrual loans, loans past due 90 days or more and still accruing interest or loans modified under restructurings as a result of the borrower experiencing financial difficulties. The balances of nonperforming loans reflect the net investment in these assets, including deductions for purchase discounts.

	As of June 30,	As of December 31,
(dollars in thousands)	2013	2012	2011	2010
Nonaccrual loans
Commercial	$431	$218	$131	$194
Real estate:
Commercial real estate, construction, land and land development	499	4,857	1,291	5,531
Residential real estate	751	894	2,864	2,079
Single-family interim construction	—	560	91	—
Agricultural	—	—	—	—
Consumer	53	70	54	42
Other	—	—	—	—

Total nonaccrual loans(1)	1,734	6,599	4,431	7,846

Loans delinquent 90 days or more and still accruing
Commercial	—	—	31	39
Real estate:
Commercial real estate, construction, land and land development	—	—	—	—
Residential real estate	30	—	—	92
Single-family interim construction	—	—	—	—
Agricultural	—	—	—	2
Consumer	—	2	24	1
Other	—	—	—	—

Total loans delinquent 90 days or more and still accruing	30	2	55	134

Troubled debt restructurings, not included in nonaccrual loans
Commercial	120	481	552	147
Real estate:
Commercial real estate, construction, land and land development	2,478	1,778	6,094	7,671
Residential real estate	2,077	2,165	136	382
Single-family interim construction	—	—	—	—
Agricultural	—	—	—	—
Consumer	2	9	12	—
Other	—	—	—	—

Total troubled debt restructurings, not included in nonaccrual loans	4,677	4,433	6,794	8,200

Total nonperforming loans	6,441	11,034	11,280	16,180

Other real estate owned (Bank only)
Commercial real estate, construction, land and land development	7,886	6,166	7,835	7,164
Residential real estate	296	653	100	155
Single-family interim construction	—	—	—	—
Agricultural real estate	—	—	457	535

Total other real estate owned	8,182	6,819	8,392	7,854

Adriatica real estate owned	9,656	9,727	16,065	—

Total nonperforming assets	$24,279	$27,580	$35,737	$24,034

Ratio of nonperforming loans to total loans	0.43%	0.81%	1.14%	1.89%
Ratio of nonperforming assets to total assets	1.27	1.59	2.85	2.19

(1)	Nonaccrual loans include troubled debt restructurings of $388,000, $3.1 million, $305,000 and $480,000 as of June 30, 2013, December 31, 2012, 2011 and 2010, respectively.

Nonaccrual loans decreased from $6.6 million as of December 31, 2012 to $1.7 million as of June 30, 2013. Troubled debt restructurings that were also on nonaccrual status totaled $388 thousand and $3.1 million at

June 30, 2013 and December 31, 2012, respectively. These decreases primarily resulted from the payoff of a $1.8 million loan that was on nonaccrual at December 31, 2012 and a foreclosure that resulted in the transfer of a $2.3 million nonaccrual loan to other real estate. That transfer also resulted in the increase in other real estate from December 31, 2012 to June 30, 2013.

The balance of Independent’s nonperforming loans remained relatively stable from December 31, 2011 to December 31, 2012, as Independent’s troubled debt restructurings and loans delinquent 90 days or more and still accruing declined due to continued paydowns, while nonaccrual loans increased. The decrease of $4.9 million, or 30.3%, in nonperforming loans during fiscal 2011 resulted from collections and foreclosures.

Independent did not recognize any interest income on nonaccrual loans during fiscal 2012 or in fiscal 2011 while the loans were in nonaccrual status. The amount of interest Independent included in Independent’s net interest income for fiscal 2012 and fiscal 2011 with respect to loans classified as troubled debt restructurings was $351,000 and $350,000, respectively. Additional interest income that Independent would have recognized on nonaccrual loans and loans classified as troubled debt restructurings had they been current in accordance with their original terms was $277,000 and $154,000, respectively, during fiscal 2012 and fiscal 2011.

As of June 30, 2013, Independent had a total of 58 loans with an aggregate principal balance of $13.7 million that were not currently nonaccrual loans, 90 days past due loans or troubled debt restructurings, but where Independent had information about possible credit problems of the borrowers that caused Independent’s management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and that could result in those loans becoming nonaccrual loans, 90 days past due loans or troubled debt restructurings in the future.

As of December 31, 2012, Independent had a total of 41 loans with an aggregate principal balance of $2.5 million that were not currently nonaccrual loans, 90 days past due loans or troubled debt restructurings, but where Independent had information about possible credit problems of the borrowers that caused Independent’s management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and that could result in those loans becoming nonaccrual loans, 90 days past due loans or troubled debt restructurings in the future.

Independent generally continues to use the classification of acquired loans classified nonaccrual or 90 days and accruing as of the acquisition date. Independent does not classify acquired loans as troubled debt restructurings, or TDRs, unless Independent modifies an acquired loan subsequent to acquisition that meets the TDR criteria. Reported delinquency of Independent’s purchased loan portfolio is based upon the contractual terms of the loans.

As of December 31, 2012, Independent had other real estate with a carrying value of $6.8 million, down $1.6 million from the balance as of December 31, 2011. The balance as of December 31, 2011, $8.4 million, was up $0.5 million from Independent’s other real estate owned balance of $7.9 million as of December 31, 2010. The date-to-date changes in other real estate owned resulted from Independent’s ordinary course acquisition of real estate at foreclosures or in deed-in-lieu of foreclosure transactions, excluding the Adriatica real property, certain sales and adjustments to the carrying values of such assets.

Independent utilizes an asset risk classification system in compliance with guidelines established by the state and federal banking regulatory agencies as part of Independent’s efforts to improve asset quality. In connection with examinations of insured institutions, examiners have the authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful,” and “loss.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is not considered collectable and is of such little value that continuance as an asset is not warranted. Independent produces a problem asset report that is reviewed by Independent Bank’s board of directors monthly. That report also includes “pass/watch” loans and other assets especially mentioned or OAEM. Pass/ watch loans have a potential weakness that requires more frequent monitoring. OAEM credits have weaknesses that require attention. Officers and directors loan committees review these loans monthly to determine if a more severe rating is warranted.

Allowance for Loan Losses. The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Independent’s allowance for loan losses represents Independent’s estimate of probable and reasonably estimable loan losses inherent in loans held for investment as of the respective balance sheet date. Independent’s methodology for assessing the adequacy of the allowance for loan losses includes a general allowance for performing loans, which are grouped based on similar characteristics, and an allocated allowance for individual impaired loans. Actual credit losses or recoveries are charged or credited directly to the allowance.

Independent establishes a general allowance for loan losses that Independent believes to be adequate for the losses Independent estimates to be inherent in Independent’s loan portfolio. In making Independent’s evaluation of the credit risk of the loan portfolio, Independent considers factors such as the volume, growth and composition of the loan portfolio, the diversification by industry of Independent’s commercial loan portfolio, the effect of changes in the local real estate market on collateral values, trends in past dues, the experience of the lender, changes in lending policy, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, historical loan loss experience, industry loan loss experience, the amount of nonperforming loans and related collateral and the evaluation of Independent’s loan portfolio by the loan review function.

Independent may assign a specific allowance to individual loans based on an impairment analysis. Loans are considered impaired when it is probable that Independent will be unable to collect all amounts due according to the contractual terms of the loan agreement. The amount of impairment is based on an analysis of the most probable source of repayment, including the present value of the loan’s expected future cash flows, the estimated market value or the fair value of the underlying collateral. Loans evaluated for impairment include all commercial, real estate, agricultural loans and TDRs. Smaller balance consumer loans are collectively evaluated for impairment.

Independent follows a loan review program to evaluate the credit risk in the loan portfolio. Throughout the loan review process, Independent maintains an internally classified loan watch list, which, along with a delinquency list of loans, helps management assess the overall quality of Independent’s loan portfolio and the adequacy of the allowance for loan losses. Charge-offs occur when Independent deems a loan to be uncollectible.

Analysis of the Allowance for Loan Losses. The following table sets forth the allowance for loan losses by category of loan:

			As of December 31,
(dollars in thousands)	As of June 30, 2013	% of Total Loans(1)	2012	% of Total Loans(1)	2011	% of Total Loans(1)	2010	% of Total Loans(1)
Commercial loans	$1,970	13.2%	$2,377	12.32%	$1,259	12.93%	$1,228	14.16%
Real estate:
Commercial real estate, construction, land and land development	7,044	54.8	4,924	54.10	5,051	55.62	4,294	51.43
Residential real estate	2,567	22.2	2,965	22.87	1,964	22.55	1,639	24.57
Single family interim construction	540	4.7	523	4.93	317	2.49	250	2.37
Agricultural	210	2.3	159	2.91	209	3.53	167	3.83
Consumer	350	2.8	278	2.87	235	2.88	293	3.64
Unallocated	81	—	252	—	25	—	532	—

Total allowance for loan losses	$12,762	100.0%	$11,478	100.00%	$9,060	100.00%	$8,403	100.00%

(1)	Represents the percentage of Independent’s total loans included in each loan category.

During the period from January 1, 2010 to December 31, 2012, Independent increased its allowance for loan losses from $6.7 million to $11.5 million and increased the allowance by an additional $1.3 million from December 31, 2012 to June 30, 2013. During the period from January 1, 2010 to June 30, 2013, $248.0 million of the growth in Independent’s loan portfolio occurred through the acquisition of loans in bank acquisitions. The problem assets in those acquisitions that might have required an allowance for loan loss if Independent had originated those loans were instead appropriately recorded at their fair value determined in accordance with business combination accounting guidance, as were other loans acquired in those acquisitions. As of December 31, 2012, the outstanding contractual balance of purchased impaired loans was $9.2 million, with a recorded balance of $6.9 million, while as of June 30, 2013, the outstanding contractual balance of purchased impaired loans was $4.4 million, with a recorded balance of $3.4 million. Had Independent originated these loans and recorded a specific reserve consistent with the current fair market value discount, Independent’s ratio of allowance of loan losses to total loans held in investment would have been 1.00% rather than 0.84% as of December 31, 2012, and 0.91% rather than 0.84% as of June 30, 2013. Independent does not believe that any other credit metrics, trends or ratios are materially impacted by Independent’s purchased loan portfolio.

As of June 30, 2013, the allowance for loan losses amounted to $12.8 million, or 0.84% of total loans held in investment , compared with $11.5 million, or 0.84% of total loans held for investment, as of December 31, 2012. Independent increased the amount of the allowance as of June 30, 2013, from the allowance as of December 31, 2012 primarily in response to the organic growth in its total loans during the six months ended June 30, 2013. The unallocated portion of Independent’s allowance for loan losses was decreased to $81,000 as of June 30, 2013, as a result of adjustments made to qualitative factors in Independent’s allowance methodology. The allowance for loan losses as a percentage of nonperforming loans increased from 104.02% at December 31, 2012, to 198.14% at June 30, 2013, due to the decrease in nonperforming loans from $11.0 million at December 31, 2012, to $6.4 million at June 30, 2013. The decrease in nonperforming loans was primarily due to the removal of the two same nonaccrual loans totaling $4.1 million that are discussed above. As of June 30, 2013, Independent had made a specific allowance for loan losses of $761,000 for impaired loans totaling $4.6 million, compared with a specific allowance of $989,000 for impaired loans totaling $7.6 million as of December 31, 2013. This decrease resulted from the foreclosure and transfer of a $2.3 million impaired loan to other real estate owned.

Independent’s allowance for loan losses increased by $2.4 million to $11.5 million as of December 31, 2012 from $9.1 million as of December 31, 2011, in response to organic growth in Independent’s loan portfolio. As a consequence of that loan growth, Independent increased the unallocated portion of Independent’s allowance for loan losses by $227,000. Independent’s allowance for loan losses increased $657,000 to $9.1 million as of December 31, 2011, from $8.4 million as of December 31, 2010. The increase resulted primarily from an increase in loss exposures with commercial real estate, construction, land and land development and residential real estate loans as of December 31, 2011, although the change in Independent’s allowance for loan losses also reflects a $507,000 decrease in the unallocated allowance for loans losses. As of December 31, 2012, impaired loans as to which Independent had made a specific allowance for loan losses totaled $7.6 million, compared with $10.0 million of such impaired loans as of December 31, 2011 and $7.1 million of such impaired loans as of December 31, 2010. The specific allowance for loan losses of such impaired loans was $989,000, $1.6 million and $1.3 million as of December 31, 2012, 2011 and 2010, respectively.

Although the allowance for loan losses to nonperforming loans has increased significantly over the periods presented in Independent’s consolidated financial statements appearing in this proxy statement/prospectus, Independent does not expect to decrease Independent’s allowance as a percentage of total loans. The allowance is primarily related to loans evaluated collectively and will continue to increase as Independent’s loan portfolio grows.

The following table provides an analysis of the provisions for loan losses, net charge-offs and recoveries for the six months ended June 30, 2013 and the years ended December 31, 2012, 2011 and 2010 and the effects of those items on Independent’s allowance for loan losses:

	As of and for the Six Months Ended June 30, 2013	As of and for the Year Ended December 31,
(dollars in thousands)		2012	2011	2010
Allowance for loan losses-balance at beginning of period	$11,478	$ 9,060	$ 8,403	$6,742

Charge-offs
Commercial	(231)	(169)	(23)	(579)
Real estate:
Commercial real estate, construction, land and land development	(556)	(484)	(694)	(416)
Residential real estate	(66)	(178)	(316)	(837)
Single-family interim construction	—	—	(20)	(561)
Agricultural	—	—	—	—
Consumer	(24)	(86)	(94)	(114)
Other	—	—	—	—

Total charge-offs	(877)	(917)	(1,147)	(2,507)

Recoveries
Commercial	9	26	17	15
Real estate:
Commercial real estate, construction, land and land development	9	68	35	3
Residential real estate	6	3	—	49
Single-family interim construction	—	—	49	10
Agricultural	—	—	—	—
Consumer	28	54	53	48
Other	—	—	—	—

Total recoveries	52	151	154	125

Net charge-offs	(825)	(766)	(993)	(2,382)

Provision for loan losses	2,109	3,184	1,650	4,043

Allowance for loan losses-balance at end of period	$12,762	$11,478	$9,060	$8,403

Ratios
Net charge-offs to average loan outstanding	0.12%	0.06%	0.11%	0.31%
Allowance for loan losses to nonperforming loans at end of period	198.14	104.02	80.32	51.93
Allowance for loan losses to total loans at end of period(1)	0.84	0.84	0.92	0.98

(1)	Calculation excludes loans held for sale in total loans.

Independent’s ratio of allowance to loan losses to total loans as of June 30, 2013 was 0.84%, unchanged from December 31, 2013 as a result of the $2.1 million provision for loan losses made during the six months ended June 30, 2013 in connection with the growth in Independent’s loan portfolio and charge-offs during that period and net charge-offs of $825,000 during that period. The ratio of net charge-offs to average loans outstanding during the six months ended June 30, 2013 (on an annualized basis) increased to 0.12% from 0.06% for the year ended December 31, 2012. The increase occurred as a result of two large charge-offs totaling $714,000 during the first six months of 2013.

The ratio of Independent’s allowance for loan losses to total loans was 0.84% as of December 31, 2012, compared to 0.92% as of December 31, 2011, which decrease occurred as a result of net charge-offs of $766,000 occurring during fiscal 2012 and the acquisition of loans recorded at fair value. The ratio of net charge-offs to average loans outstanding decreased to 0.06% for the year ended December 31, 2012 from 0.11% for the year ended December 31, 2011 as a result of improvement in the financial condition of Independent’s borrowers and the value of the collateral securing Independent’s loans.

The ratio of Independent’s allowance for loan losses to total loans was 0.92% as of December 31, 2011, compared to 0.98% as of December 31, 2010. This ratio decreased as a result of the increase in Independent’s loan portfolio as well as net charge-offs of $1.0 million occurring during fiscal 2011. The ratio of net charge-offs to average loans outstanding decreased to 0.11% for fiscal 2011 from 0.31% for fiscal 2010 as a result of improvement in the financial condition of Independent’s borrowers and the value of the collateral securing Independent’s loans. During fiscal 2010, Independent experienced net charge-offs on certain commercial business loans and commercial, land development, residential and interim construction real estate loans attributable to conditions in the real estate market.

Securities Available for Sale

Independent’s investment strategy aims to maximize earnings while maintaining liquidity in securities with minimal credit risk. The types and maturities of securities purchased are primarily based on Independent’s current and projected liquidity and interest rate sensitivity positions. The following table sets forth the book value, which is equal to fair market value because all investment securities Independent held were classified as available for sale as of the applicable date, and the percentage of each category of securities as of December 31, 2012, 2011 and 2010:

	As of June 30, 2013		As of December 31,
			2012		2011		2010
(dollars in thousands)	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total
Securities available for sale
U.S. Treasury securities	$3,523	3.18%	$3,547	3.13%	$2,550	2.71%	$1,030	1.96%
Government agency securities	68,820	62.04	70,211	61.94	65,686	69.89	41,420	78.73
Obligations of state and municipal subdivisions	36,032	32.48	36,814	32.48	22,325	23.75	5,998	11.40
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	535	0.48	680	0.60	3,430	3.65	4,163	7.91
Corporate bonds	2,022	1.82	2,103	1.86	—	—	—	—

Total securities available for sale	$110,932	100.00%	$113,355	100.00%	$93,991	100.00%	$52,611	100.00%

Independent had no gain or loss on sales of securities in the six months ended June 30, 2013, but recognized a nominal loss on sale of securities during the six months ended June 30, 2012. Securities represented 5.8% and 6.5% of Independent’s total assets at June 30, 2013 and December 31, 2012, respectively.

Management evaluates securities for other-than-temporary impairment (OTTI) on at least a quarterly basis and more frequently when economic of market conditions warrant such an evaluation. Management does not intend to sell any debt securities it holds and believes Independent more likely than not will not be required to sell any debt securities it holds before their anticipated recovery, at which time Independent will receive full value for the securities. Management has the ability and intent to hold the securities classified as available for sale that were in a loss position as of June 30, 2013 for a period of time sufficient for an entire recovery of the cost basis of the securities. For those securities that are impaired, the unrealized losses are largely due to interest rate changes. The fair value is expected to recover as the securities approach their maturity date. Management believes any impairment in Independent’s securities at June 30, 2013, is temporary and no impairment has been realized in Independent’s consolidated financial statements.

The following table sets forth the book value, scheduled maturities and weighted average yields for Independent’s investment portfolio as of June 30, 2013:

(dollars in thousands)	Book Value	% of Total Investment Securities	Weighted Average Yield
U.S. Treasury securities
Maturing within one year	$2,518	2.27%	1.41%
Maturing in one to five years	1,005	0.91	1.06
Maturing in five to ten years	—	—	—
Maturing after ten years	—	—	—

Total U.S. Treasury securities	3,523	3.18	1.31

Government agency securities
Maturing within one year	3,537	3.19	1.44
Maturing in one to five years	50,019	45.09	1.07
Maturing in five to ten years	15,264	13.76	2.02
Maturing after ten years	—	—	—

Total government agency securities	68,820	62.04	1.30

Obligations of state and municipal subdivisions
Maturing within one year	—	—	—
Maturing in one to five years	308	0.28	5.41
Maturing in five to ten years	5,373	4.84	4.02
Maturing after ten years	30,351	27.36	4.78

Total obligations of state and municipal subdivisions	36,032	32.48	4.68

Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA
Maturing within one year	15	0.01	7.39
Maturing in one to five years	416	0.38	6.03
Maturing in five to ten years	2	—	2.16
Maturing after ten years	102	0.09	1.40

Total residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	535	0.48	5.14

Corporate bonds
Maturing within one year	—	—	—
Maturing in one to five years	—	—	—
Maturing in five to ten years	1,015	0.91	3.06
Maturing after ten years	1,007	0.91	2.44

Total corporate bonds	2,022	1.82	2.75

Total investment securities	$110,932	100.00%	2.48%

The following table sets forth the book value, scheduled maturities and weighted average yields for Independent’s investment portfolio as of December 31, 2012:

(dollars in thousands)	Book Value	% of Total Investment Securities	Weighted Average Yield
U.S. Treasury securities
Maturing within one year	$—	—%	—%
Maturing in one to five years	3,547	3.13	1.31
Maturing in five to ten years	—	—	—
Maturing after ten years	—	—	—

Total U.S. Treasury securities	3,547	3.13	1.31

Government agency securities
Maturing within one year	2,526	2.23	4.45
Maturing in one to five years	45,992	40.57	1.06
Maturing in five to ten years	20,690	18.25	2.03
Maturing after ten years	1,003	0.88	0.93

Total government agency securities	70,211	61.94	1.47

Obligations of state and municipal subdivisions
Maturing within one year	—	—	—
Maturing in one to five years	421	0.37	1.45
Maturing in five to ten years	4,428	3.91	3.05
Maturing after ten years	31,965	28.20	3.50

Total obligations of state and municipal subdivisions	36,814	32.48	3.42

Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA
Maturing within one year	1	0.00	5.19
Maturing in one to five years	20	0.02	7.39
Maturing in five to ten years	—	—	—
Maturing after ten years	659	0.58	5.90

Total residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	680	0.60	5.94

Corporate bonds
Maturing within one year	—	—	—
Maturing in one to five years	—	—	—
Maturing in five to ten years	1,113	0.98	3.16
Maturing after ten years	990	0.87	2.42

Total corporate bonds	2,103	1.86	2.81

Total investment securities	$113,355	100.00%	2.15%

The following table summarizes the amortized cost of securities classified as available for sale and their approximate fair values as of the dates shown:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale
As of June 30, 2013
U.S. treasuries	$3,496	$27	$—	$3,523
Government agency securities	69,636	123	(939)	68,820
Obligations of state and municipal subdivisions	37,976	231	(2,175)	36,032
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	504	31	—	535
Corporate bonds	2,092	—	(70)	2,022

	$113,704	$412	$(3,184)	$110,932

As of December 31, 2012
U.S. treasuries	$3,493	$54	$—	$3,547
Government agency securities	69,636	575	—	70,211
Obligations of state and municipal subdivisions	34,908	2,123	(217)	36,814
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	635	45	—	680
Corporate bonds	2,105	23	(25)	2,103

	$110,777	$2,820	$(242)	$113,355

As of December 31, 2011:
U.S. treasuries	$2,492	$58	$—	$2,550
Government agency securities	65,092	615	(21)	659,686
Obligations of state and municipal subdivisions	20,970	1,355	—	22,325
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	3,275	155	—	3,430

	$91,829	$2,183	$(21)	$93,991

As of December 31, 2010:
U.S. treasuries	$1,000	$30	$—	$1,030
Government agency securities	40,686	798	(64)	41,420
Obligations of state and municipal subdivisions	6,063	71	(136)	5,998
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	3,996	168	(1)	4,163

	$51,745	$1,067	$(201)	$52,611

Independent’s securities available for sale, carried at fair value, increased $19.4 million, or 20.6%, during fiscal 2012 and $41.4 million, or 78.7%, during fiscal 2011. The increase in Independent’s investment portfolio from December 31, 2011 to December 31, 2012 primarily reflected an increase in government agency securities and obligations of state and municipal subdivisions. This growth in Independent’s portfolio occurred primarily as the result of growth in Independent’s assets available for investment and the acquisition of approximately $10.3 million in securities acquired in Independent’s acquisition of CGI, including $6.3 million in municipal securities and $2.1 million in corporate bonds. The increase in Independent’s investment securities portfolio from December 31, 2010 to December 31, 2011 occurred as Independent experienced significant deposit growth which, combined with Independent’s other improved liquidity metrics, allowed Independent to reduce Independent’s excess cash position and allocate resources to higher earning assets.

As the size of Independent’s portfolio has increased, Independent has changed the allocation of Independent’s capital invested in investment securities, increasing the percentage of Independent’s portfolio held in obligations of state and municipal subdivisions in order to diversify Independent’s investment securities portfolio and enhance yield without diminishing asset quality.

Cash and Cash Equivalents

Cash and cash equivalents increased $24.2 million, or 23.7%, to $126.5 million as of June 30, 2013, from $102.3 million as of December 31, 2012. That increase occurred as a result of Independent holding federal funds sold of $35.0 million as of June 30, 2013, which was offset to a degree by a decrease in the cash and due from banks balance as of June 30, 2013 compared to December 31, 2012. The federal funds sold represented a temporary investment of a portion of the net proceeds of Independent’s initial public offering that had not been otherwise deployed at that date.

Cash and cash equivalents increased $45.6 million, or 80.6%, to $102.3 million as of December 31, 2012, from $56.7 million as of December 31, 2011. Such increase in fiscal 2012 was necessary to maintain compliance with Independent’s liquidity policy of holding cash and investment securities held for sale in an amount equal to at least 10% of Independent’s total assets. Cash and cash equivalents decreased $29.7 million, or 34.4%, to $56.7 million as of December 31, 2011 from $86.3 million as of December 31, 2010. In fiscal 2011, such decreases occurred primarily as Independent funded loans made in response to higher loan demand and increases in Independent’s investment securities portfolio.

Certificates of Deposit Held in Other Banks

Independent owned certificates of deposit held in other banks in the amount of $7.7 million as of December 31, 2012, which Independent acquired in the I Bank acquisition and which mature during 2013. However, the certificates of deposit held in other banks had decreased to an amount of $3.8 million as of June 30, 2013, as certain of the certificates of deposit held in other banks acquired in the I Bank acquisition matured.

Goodwill and Core Deposit Intangible, Net

Independent’s total goodwill was $28.7 million as of both June 30, 2013 and December 31, 2012, and was $11.2 million as of both December 31, 2011 and December 31, 2010. Goodwill represents the excess of the consideration paid over the fair value of the net assets acquired. The increase in Independent’s goodwill from December 31, 2011 to December 31, 2012 resulted from the acquisition of I Bank ($13.0 million in goodwill) and the acquisition of CGI ($4.8 million in goodwill).

Independent’s other intangible asset, Independent’s core deposit intangible, net, was $2.9 million as of June 30, 2013, $3.3 million as of December 31, 2012, $2.7 million as of December 31, 2011 and $3.2 million as of December 31, 2010. Independent’s core deposit intangible is amortized on a straight-line basis over its estimated life of 10 years. The increase in the core deposit intangible, net, from December 31, 2011 to December 31, 2012 occurred as a result of the increase in Independent’s core deposit intangible of $1.1 million and $265,000 as a result of the acquisition of deposits in the I Bank and CGI acquisitions, respectively, the benefit of which was partially offset by the amortization of Independent’s core deposit intangible, for that year. The decreases in Independent’s core deposit intangible, net, from December 31, 2012 to June 30, 2013 and from December 31, 2010 to December 31, 2011 occurred as the result of the amortization of Independent’s core deposit intangible in the six months ended June 30, 2013 and in the year ended December 31, 2011.

Liabilities

Independent’s total liabilities increased $76.1 million, or 4.7%, to $1.7 billion as of June 30, 2013, from $1.6 billion as of December 31, 2012, primarily due to organic deposit growth of $94.4 million. The effect of that deposit growth was offset in part by the repayment of a total of $19.9 million in principal amount of notes payable and subordinated debt of Independent with a portion of the net proceeds of Independent’s initial public offering of its common stock.

Independent’s total liabilities increased $447.2 million, or 38.3%, to $1.6 billion as of December 31, 2012, from $1.2 billion as of December 31, 2011, primarily due to the assumption of deposit liabilities of

$122.9 million in the I Bank Holding Company acquisition and $93.6 million in CGI acquisition. The balance of the increase is accounted for by organic growth in Independent’s deposit base, an increase in FHLB advances of $82.3 million, increases in Independent’s senior debt of $7.0 million and in Independent’s subordinated debentures of $4.7 million, and Independent’s assumption of $3.6 million in junior subordinated debentures related to trust preferred securities in CGI acquisition. Independent’s total liabilities increased $146.2 million to $1.2 billion as of December 31, 2011 from $1.0 billion as of December 31, 2010, due to growth in deposits of $102.9 million, an increase in FHLB borrowings of $27.0 million and an increase in Independent’s notes payable and other borrowings of $15.4 million. Independent increased Independent’s FHLB borrowings for liquidity and interest rate risk management purposes in connection with funding of loans. The increase in Independent’s notes payable and other borrowings was due to refinancings, acquisitions and increasing debt capital.

Deposits

Deposits represent Independent Bank’s primary source of funds. Independent continues to focus on growing core deposits through Independent’s relationship driven banking philosophy and community-focused marketing programs.

Total deposits were $1.5 billion as of June 30, 2013, an increase of $94.4 million, or 6.8%, compared to $1.4 billion as of December 31, 2012. Such increase resulted primarily from organic growth of 8.2% in interest-bearing deposits from December 31, 2012, to June 30, 2013. As of June 30, 2013, noninterest-bearing demand, interest-bearing checking, savings deposits and limited access money market accounts accounted for 77.7% of Independent’s total deposits, while individual retirement accounts and certificates of deposit made up 22.3% of total deposits. Noninterest-bearing demand deposits totaled $261.6 million, or 17.6% of total deposits, as of June 30, 2013, compared with $259.7 million, or 18.7% of total deposits, as of December 31, 2012, with the decrease in the percentage of total deposits represented by noninterest-bearing demand deposits occurring as a result of more robust growth in interest-bearing deposits over the six months ended June 30, 2013.

The total deposits of $1.4 million as of December 31, 2012, compared with total deposits of $1.0 billion as of December 31, 2011, reflecting a $360.3 million, or 35.0%, increase from December 31, 2011. As of December 31, 2012, noninterest-bearing demand, interest-bearing checking, savings deposits and limited access money market accounts accounted for 78.5% of Independent’s total deposits, while individual retirement accounts and certificates of deposit made up 21.5% of total deposits. Noninterest-bearing demand deposits totaled $259.7 million, or 18.7% of total deposits, as of December 31, 2012 compared with $168.8 million, or 16.4% of total deposits as of December 31, 2011, an increase of $90.8 million or 53.8%. The average cost of interest-bearing deposits was 0.83% per annum for fiscal 2012 compared with 1.18% for fiscal 2011.

Total deposits were $1.0 billion as of December 31, 2011 compared with $927.5 million as of December 31, 2010, an increase of $102.9 million or 11.1%. As of December 31, 2011, demand, interest-bearing checking, savings deposits, and limited access money market accounts accounted for 73.9% of total deposits, while individual retirement accounts and certificates of deposit made up 26.1% of total deposits. Noninterest-bearing demand deposits totaled $168.8 million or 16.4% of total deposits as of December 31, 2011 compared with $133.3 million, or 14.4% of total deposits, as of December 31, 2010, an increase of $35.5 million or 26.7%. The average cost of deposits was 1.18% for 2011 compared with 1.58% for 2010.

The period decrease in the average cost of deposits during the comparable periods was primarily the result of decreases in interest rates offered on certain deposit products due to decreases in average market interest rates and decreases in renewal interest rates on maturing certificates of deposit given the current low interest rate environment.

The following tables summarize Independent’s average deposit balances and weighted average rates for the periods presented:

	For the Six Months Ended June 30, 2013
(dollars in thousands)	Balance	Percent	Weighted Average Rate
Deposit Type
Noninterest-bearing demand accounts	$261,618	17.62%	—%
Interest-bearing checking accounts	723,752	48.73	0.54
Savings accounts	112,368	7.56	0.33
Limited access money market accounts	56,669	3.82	0.27
Certificates of deposit	330,722	22.27	0.84

Total deposits	$1,485,129	100.00%	0.49%

	For the Year Ended December 31, 2012			For the Year Ended December 31, 2011			For the Year Ended December 31, 2010
(dollars in thousands)	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
Deposit Type
Noninterest-bearing demand accounts	$203,248	16.78%	—%	$148,700	14.99%	—%	$116,196	14.51%	—%
Interest-bearing checking accounts	579,495	47.84	0.78	443,890	44.75	1.14	326,563	40.79	1.59
Savings accounts	110,118	9.09	0.65	86,080	8.68	1.08	47,656	5.95	1.35
Limited access money market accounts	32,976	2.72	0.36	27,525	2.77	0.48	20,304	2.54	0.67
Certificates of deposit	285,564	23.57	1.05	285,808	28.81	1.32	289,841	36.21	1.66

Total deposits	$1,211,401	100.00%	0.69%	$992,003	100.00%	1.00%	$800,560	100.00%	1.35%

The following tables set forth the maturity of time deposits (including IRA deposits) of $100,000 or more as of June 30, 2012 and December 31, 2012:

As of June 30, 2013	Maturity within:
dollars in thousands)	Three Months	Three to Six Months	Six to Twelve Months	After Twelve Months	Total
Certificates of deposit, $100,000 and greater (excluding CDARS)	$22,669	$26,057	$71,156	$66,113	$185,995
CDARS	12,777	10,962	6,073	1,569	31,381

Total	$35,446	$37,019	$77,229	$67,682	$217,376

As of December 31, 2012	Maturity within:
dollars in thousands)	Three Months	Three to Six Months	Six to Twelve Months	After Twelve Months	Total
Certificates of deposit, $100,000 and greater (excluding CDARS)	$29,632	$27,543	$45,415	$47,318	$149,908
CDARS	10,009	3,631	10,084	1,273	24,997

Total	$39,641	$31,174	$55,499	$48,591	$174,905

Short-Term Borrowings

Independent’s deposits have historically provided Independent with a major source of funds to meet the daily liquidity needs of Independent’s customers and fund growth in earning assets. However, from time to time Independent may also engage in short-term borrowings. Independent did not have any short-term borrowings outstanding at the end of any month during the six months ended June 30, 2013, fiscal 2012 or fiscal 2011. The maximum amount of short-term borrowings Independent had outstanding at the end of any month during fiscal 2010 was $9.0 million. As a result of funding available from other sources. Independent has not historically needed to engage in significant short-term borrowing through sources such as federal funds purchased, securities sold under agreements to repurchase or Federal Reserve Discount Window advances to meet the daily liquidity needs of Independent’s customers or fund growth in earning assets.

FHLB Advances

In addition to deposits, Independent utilizes FHLB advances either as a short-term funding source or a longer-term funding source and to manage Independent’s interest rate risk on Independent’s loan portfolio. FHLB advances can be particularly attractive as a longer-term funding source to balance interest rate sensitivity and reduce interest rate risk. The maximum amount of short-term FHLB advances Independent had outstanding at any month end during the year ended December 31, 2012, was $16.0 million. There were no short-term FHLB advances outstanding during the six months ended June 30, 2013.

Independent’s FHLB borrowings totaled $164.5 million as of June 30, 2013 compared with $164.6 million as of December 31, 2012, and $82.3 million as of December 31, 2011. Such increase from December 31, 2011 to December 31, 2012 resulted primarily from Independent’s assumption of $12.5 million in FHLB advances as a part of the acquisition of I Bank, as well as $70.0 million of intermediate-term FHLB advances obtained and used to manage Independent’s loan portfolio and reduce interest rate risk during fiscal 2012. Independent’s FHLB borrowings also increased $27.0 million, or 48.9%, to $82.3 million as of December 31, 2011 from $55.3 million as of December 31, 2010 as a result of Independent’s funding needs for Independent’s lending activity and to manage Independent’s interest rate risk. As of June 30, 2013, December 31, 2012, 2011 and 2010, Independent had $269.9 million, $267.5 million, $247.3 million and $231.5 million, respectively, in unused and available advances from the FHLB. Independent’s FHLB advances are collateralized by assets, including a blanket pledge of certain loans with a carrying value of $524.8 million and FHLB stock. As of June 30, 2013 and December 31, 2012, Independent had $179.0 million and $92.7 million, respectively, in undisbursed advance commitments (letters of credit) with the FHLB. The FHLB letters of credit were obtained in lieu of pledging securities to secure public fund deposits that are over the FDIC insurance limit. There were no disbursements against the advance commitments as of either June 30, 2013 or December 31, 2012.

The following table provides a summary of Independent’s FHLB advances at the dates indicated:

(dollars in thousands)	As of June 30, 2013	As of December 31,
		2012	2011	2010
Fixed-rate, fixed term, at rates from 1.12% to 6.26%, with a weighted-average of 2.01% (maturing July 2013 through January 2026)	$164,529	—	—	—
Fixed-rate, fixed term, at rates from 1.12% to 6.26%, with a weighted-average of 2.01% (maturing March 2013 through January 2026)	—	$164,601	—	—
Fixed-rate, fixed term, at rates from 1.14% to 6.26%, with a weighted-average of 2.40% (maturing March 2013 through January 2026)	—	—	$82,291	—
Fixed-rate, fixed term, at rates from 0.379% to 6.26%, with a weighted-average of 2.55% (maturing March, 2013 through January, 2026)	—	—	—	$55,273

As of June 30, 2013 and December 31, 2012, the scheduled maturities of Independent’s FHLB advances were as follows:

	Principal Amount to Mature
Maturing Within	As of June 30, 2013	As of December 31, 2012
First Year	$3,013	$3,027
Second Year	40,000	20,022
Third Year	25,525	23,000
Fourth Year	10,000	32,529
Fifth Year	40,000	30,000
Thereafter	45,991	56,023

	$164,529	$164,601

Other Long-Term Indebtedness

As of June 30, 2013, December 31, 2012, 2011 and 2010, Independent had $16.6 million, $36.5 million, $35.8 million and $20.4 million, respectively, of long-term indebtedness (other than FHLB advances and junior subordinated debentures) outstanding, which included notes payable and subordinated debentures. The decrease in such long-term indebtedness from December 31, 2012, to June 30, 2013, resulted primarily from the repayment of $19.9 in principal amount of notes payable and subordinated debentures during that period with a portion of the proceeds of Independent’s initial public offering. The increase in Independent’s long-term indebtedness from December 31, 2011 to December 31, 2012 resulted from the incurrence of $7.0 million of debt in connection with the I Bank Holding Company acquisition and the issuance of $4.7 million of Independent’s 7.00% subordinated debentures due October 2019 to provide a portion of the funds to complete the acquisition of CGI, partially offset by principal payments on Independent’s senior debt and the Adriatica property acquisition loan. The $15.4 million increase in Independent’s long-term indebtedness from December 31, 2010 to December 31, 2011 occurred as a result of incurrence of $12.2 million of debt to an unaffiliated commercial bank primarily related to the acquisition of the notes secured by the Adriatica real property and the issuance of $7.7 million of Independent’s 7.00% subordinated debentures due July and October 2018 to refinance maturing debt that was supporting asset growth. The effect of the incurrence of additional debt and the issuances of the debentures discussed above on the balance of Independent’s total liabilities as of December 31, 2012 and December 31, 2011 was offset by the repayment of existing debt.

As of June 30, 2013 and December 31, 2012, the scheduled principal maturities of Independent’s other long-term indebtedness are as follows:

	Principal Amount to Mature
Maturing Within	As of June 30, 2013	As of December 31, 2012
First Year	$1,039	$4,028
Second Year	2,005	4,548
Third Year	3,556	13,754
Fourth Year	4,141	6,634
Fifth Year	3,103	3,865
Thereafter	2,721	3,688

	$16,565	$36,517

Junior Subordinated Debentures

As of both June 30, 2013 and December 31, 2012, Independent had outstanding an aggregate of $18.1 million principal amount of five series of junior subordinated securities issued to five unconsolidated subsidiary trusts. As of December 31, 2011 and 2010, Independent had outstanding an aggregate of $14.5 million principal amount of four series of junior subordinated debentures issued to four unconsolidated subsidiary trusts. The $3.6 million increase in the amount of the junior subordinated debentures at December 31, 2012 was a result of the acquisition of CGI. Each series of debentures was purchased by one of the trusts with the net proceeds of the issuance by such trust of floating rate trust preferred securities. These junior subordinated debentures are unsecured and will mature between March 2033 and June 2037. Each of the series of debentures bears interest at a per annum rate equal to three-month LIBOR plus a spread that ranges from 1.60% to 3.25%, with a weighted average spread of 2.68%. As of June 30, 2013, the interest rate on the various series of debentures was 3.52%, 3.13%, 2.67%, 3.52% and 1.87%, respectively, while as of December 31, 2012, the interest rate on the various series of debentures was 3.56%, 3.19%, 2.71%, 3.56% and 1.99%, respectively. Interest on each series of these debentures is payable quarterly, although Independent may, from time to time defer the payment of interest on any series of these debentures. A deferral of interest payments would, however, restrict Independent’s right to declare and pay cash distributions, including dividends, on Independent’s common stock or making distributions with respect to any of Independent’s future debt instruments that rank equally or are junior to such debentures. Independent may redeem the debentures, which are intended to qualify as Tier 2 capital, at Independent’s option, subject to approval of the Federal Reserve.

Capital Resources and Liquidity Management

Capital Resources

Independent’s stockholders’ equity is influenced by Independent’s earnings, the sales and redemptions of common stock that Independent makes, the dividends Independent pays on its common stock, and, to a lesser extent, any changes in unrealized holding gains or losses occurring with respect to Independent’s securities available for sale. Total stockholder’s equity was $214.2 million at June 30, 2013 compared with $124.5 million at December 31, 2012, an increase of approximately $90 million. The increase was due primarily to the sale of 3,680,000 shares of common stock in connection with Independent’s initial public offering, resulting in net proceeds of $86.7 million and the net income of $11.6 million earned by Independent for the six months ended June 30, 2013, offset by dividends paid of $5.4 million, stock awards amortization of $594 thousand and a decrease in unrealized gain (loss) on available for sale securities of $3.8 million.

Independent’s stockholders’ equity increased $38.5 million, or 44.8%, to $124.5 million as of December 31, 2012 from $86.0 million as of December 31, 2011, due to the retention of earnings and the issuance of $20.2 million of Independent’s common stock in January 2012 to fund the payment of a portion of the purchase price in the I Bank Holding Company acquisition and $5.0 million of Independent’s common stock in September 2012 and $3.7 million in October 2012 to fund the payment of a portion of the purchase price in Independent’s acquisition of CGI in October 2012. During fiscal 2012, Independent generated net income of $17.4 million and paid dividends of $8.7 million to Independent’s shareholders, including the amounts paid to shareholders in order to permit them to make estimated payments of their federal income tax liability associated with the items of Independent’s income passed through to them as shareholders of an S corporation. Stockholders’ equity increased $10.0 million, or 13.1%, to $86.0 million as of December 31, 2011 from $76.0 million as of December 31, 2010, due to the retention of earnings. During 2011, Independent generated net income of $13.7 million and declared and paid dividends of $6.1 million to Independent’s shareholders. The balance of the increase in stockholders’ equity from December 31, 2010 to December 31, 2011 resulted primarily from a $1.3 million increase in other comprehensive income and the amortization of stock awards in the amount of $572,000.

Liquidity Management

Liquidity refers to the measure of Independent’s ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting Independent’s operating, capital and strategic cash flow needs, all at a reasonable cost. Independent’s asset and liability management policy is intended to maintain adequate liquidity and, therefore, enhance Independent’s ability to raise funds to support asset growth, meet deposit withdrawals and lending needs, maintain reserve requirements, and otherwise sustain operations. Independent accomplishes this through management of the maturities of Independent’s interest-earning assets and interest-bearing liabilities. Independent believes that Independent’s present position is adequate to meet Independent’s current and future liquidity needs.

Independent continuously monitors Independent’s liquidity position to ensure that assets and liabilities are managed in a manner that will meet all of Independent’s short-term and long-term cash requirements. Independent manages Independent’s liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of Independent’s shareholders. Independent also monitors its liquidity requirements in light of interest rate trends, changes in the economy, and the scheduled maturity and interest rate sensitivity of the investment and loan portfolios and deposits.

Liquidity risk management is an important element in Independent’s asset/liability management process. Independent’s short-term and long-term liquidity requirements are primarily to fund on-going operations, including payment of interest on deposits and debt, extensions of credit to borrowers, capital expenditures and shareholder dividends. These liquidity requirements are met primarily through cash flow from operations, redeployment of pre-paid and maturing balances in Independent’s loan and investment portfolios, debt financing and increases in customer deposits. Independent’s liquidity position is supported by management of liquid assets and liabilities and access to alternative sources of funds. Liquid assets include cash, interest-bearing deposits in banks, federal funds sold, securities available for sale and maturing or prepaying balances in Independent’s investment and loan portfolios. Liquid liabilities include core deposits, federal funds purchased, securities sold under repurchase agreements and other borrowings. Other sources of liquidity include the sale of loans, the ability to acquire additional national market noncore deposits, the issuance of additional collateralized borrowings such as FHLB advances, the issuance of debt securities, borrowings through the Federal Reserve’s discount window and the issuance of equity securities. For additional information regarding Independent’s operating, investing and financing cash flows, see the Consolidated Statements of Cash Flows provided in Independent’s consolidated financial statements.

In addition to the liquidity provided by the sources described above, Independent Bank maintains correspondent relationships with other banks in order to sell loans or purchase overnight funds should additional liquidity be needed. As of each of June 30, 2013 and December 31, 2012, Independent Bank had established federal funds lines of credit with an unaffiliated bank totaling $25 million with no amounts advanced against those lines at either of those times. Independent Bank had unsecured federal funds lines of credit with an unaffiliated bank as of December 31, 2011, and December 31, 2010, of $20 million, with no amounts advanced against those lines on either of such dates. Based on the values of stock, securities, and loans pledged as collateral, as of June 30, 2013, and December 31, 2012, Independent had additional borrowing capacity with the FHLB of $270 million as of June 30, 2013 and $267.5 million as of December 31, 2012. In the ordinary course of Independent Bank’s operations, Independent Bank maintains a correspondent bank account with TIB—The Independent Bankers Bank, the balance of which was approximately $25.2 million and $16.6 million as of December 31, 2011, and December 31, 2010, respectively. The balances maintained in that account as of June 30, 2013 and December 31, 2012, were not significant. The correspondent account is a demand account. The normal services associated with a correspondent banking relationship, including clearing of checks, sales and purchases of participations in loans and investments and sales and purchases of federal funds.

Independent is a corporation separate and apart from Independent Bank and, therefore, Independent must provide for Independent’s own liquidity. Independent’s main source of funding is dividends declared and paid to Independent by Independent Bank. Statutory and regulatory limitations exist that affect the ability of Independent Bank to pay dividends to Independent. Management believes that these limitations will not impact Independent’s ability to meet Independent’s ongoing short-term cash obligations. For additional information regarding dividend restrictions, see “Risk Factors—Risks Related to Independent’s Business,” and “Regulation And Supervision.”

Regulatory Capital Requirements

Independent’s capital management consists of providing equity to support Independent’s current and future operations. Independent is subject to various regulatory capital requirements administered by state and federal banking agencies, including the Texas Department of Banking, Federal Reserve and the FDIC. Failure to meet minimum capital requirements may prompt certain actions by regulators that, if undertaken, could have a direct material adverse effect on Independent’s financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Independent must meet specific capital guidelines that involve quantitative measures of Independent’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Independent’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Independent expects that, as a result of recent developments such as the Dodd-Frank Act, Independent will be subject to increasingly stringent regulatory capital requirements. For further discussion of the changing regulatory framework in which Independent operates, see “Regulation And Supervision.”

The risk-based capital standards issued by the FDIC require all state nonmember banks to have “Tier 1 capital” of at least 4% and “total risk-based” capital (Tier 1 and Tier 2) of at least 8.0% of total risk-weighted assets. “Tier 1 capital” generally includes common stock equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deduction for goodwill and various other intangibles. “Tier 2 capital” may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount (no greater than 1.25% of risk weighted assets) of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is “total risk-based capital.”

The FDIC has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated tangible assets, or “leverage ratio,” of 4.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

The FDIC has promulgated regulations setting the levels at which an insured institution such as Independent Bank would be considered “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” Independent Bank is considered “well-capitalized” for purposes of the applicable prompt corrective action regulations.

As of June 30, 2013, Independent exceeded all capital ratio requirements under prompt corrective action and other regulatory requirements as detailed in the table below.

	June 30, 2013
	Actual	Required to be considered well capitalized	Required to be considered adequately capitalized
	Ratio	Ratio	Ratio
Tier 1 capital to average assets ratio	10.91%	5.00%	4.00-5.00%
Tier 1 capital to risk-weighted assets ratio	13.80	6.00	4.00-6.00
Total capital to risk-weighted assets ratio	15.69	10.00	8.00-10.00

As of December 31, 2012, 2011 and 2010, Independent exceeded all capital ratio requirements under prompt corrective action and other regulatory requirements, as detailed in the table below:

	As of December 31, 2012
	Actual	Required to be considered well capitalized	Required to be considered adequately capitalized
	Ratio	Ratio	Ratio
Tier 1 capital to average assets ratio	6.45%	≥5.00%	4.00-5.00%
Tier 1 capital to risk-weighted assets ratio	8.22	≥6.00	4.00-6.00
Total capital to risk-weighted assets ratio	10.51	≥10.00	8.00-10.00

	As of December 31, 2011
	Actual	Required to be considered well capitalized	Required to be considered adequately capitalized
	Ratio	Ratio	Ratio
Tier 1 capital to average assets ratio	6.89%	≥5.00%	4.00-5.00%
Tier 1 capital to risk-weighted assets ratio	8.59	≥6.00	4.00-6.00
Total capital to risk-weighted assets ratio	11.19	≥10.00	8.00-10.00

	As of December 31, 2010
	Actual	Required to be considered well capitalized	Required to be considered adequately capitalized
	Ratio	Ratio	Ratio
Tier 1 capital to average assets ratio	6.98%	≥5.00%	4.00-5.00%
Tier 1 capital to risk-weighted assets ratio	8.88	≥6.00	4.00-6.00
Total capital to risk-weighted assets ratio	11.10	≥10.00	8.00-10.00

Contractual Obligations

In the ordinary course of Independent’s operations, Independent enters into certain contractual obligations, such as obligations for operating leases and other arrangements with respect to deposit liabilities, FHLB advances and other borrowed funds. Independent believes that it will be able to meet its contractual obligations as they come due through the maintenance of adequate cash levels. Independent expects to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. Independent has in place various borrowing mechanisms for both short-term and long-term liquidity needs.

During the six months ending June 30, 2013, Independent repaid all of its outstanding notes payable, which had an aggregate outstanding principal amount of $15.7 million, and a portion of Independent’s subordinated debt having an aggregate principal amount of $4.2 million. Other than these payoffs and normal changes in the ordinary course of business, there have been no significant changes in the types of contractual obligations or amounts due since December 31, 2012.

The following tables contains supplemental information regarding Independent’s total contractual obligations as of June 30, 2013 and December 31, 2012:

As of June 30, 2013 (dollars in thousands)	Payments Due
	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
Deposits without a stated maturity	$1,154,407	$—	$—	$—	$1,154,407
Time deposits	231,199	77,044	22,479	—	330,722
FHLB advances	3,013	65,525	50,000	45,991	164,529
Notes payable	—	—	—	—	—
Subordinated debt	1,039	5,561	7,244	2,721	16,565
Junior subordinated debentures	—	—	—	18,147	18,147
Operating leases	957	684	258	386	2,285

Total contractual obligations	$1,390,615	$148,814	$79,981	$67,245	$1,686,655

As of December 31, 2012 (dollars in thousands)	Payments Due
	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
Deposits without a stated maturity	$1,091,750	$—	$—	$—	$1,091,750
Time deposits	219,973	58,921	20,096	—	298,990
FHLB advances	3,027	43,022	62,529	56,023	164,601
Notes payable	2,513	11,716	1,500	—	15,729
Subordinated debt	1,515	6,586	8,999	3,688	20,788
Junior subordinated debentures	—	—	—	18,147	18,147
Operating leases	569	1,027	316	330	2,242

Total contractual obligations	$1,319,347	$121,272	$93,400	$78,188	$1,612,247

Independent believes that it will be able to meet its contractual obligations as they come due through the maintenance of adequate cash levels. Independent expects to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. Independent has in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Off-Balance Sheet Arrangements

In the normal course of business, Independent enters into various transactions, which, in accordance with accounting principles generally accepted in the United States, are not included in Independent’s consolidated balance sheets. However, Independent has only limited off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on Independent’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources. Independent Bank enters into these transactions to meet the financing needs of Independent’s customers. These transactions include commitments to extend credit and issue standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

Commitments to Extend Credit. Independent Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of Independent Bank’s commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Independent Bank minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

Standby Letters of Credit. Standby letters of credit are written conditional commitments that Independent Bank issues to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, Independent Bank would be required to fund the commitment. The maximum potential amount of future payments Independent Bank could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the customer is obligated to reimburse Independent Bank for the amount paid under this standby letter of credit.

The Bank’s commitments to extend credit and outstanding standby letters of credit were $220.7 million and $1.8 million, respectively, as of June 30, 2013. Independent Bank’s commitments to extend credit and outstanding standby letters of credit were $153.9 million and $2.7 million, respectively, as of December 31, 2012. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements. Independent manages Independent’s liquidity in light of the aggregate amounts of commitments to extend credit and outstanding standby letters of credit in effect from time to time to ensure that Independent will have adequate sources of liquidity to fund such commitments and honor drafts under such letters of credit.

Independent guarantees the distributions and payments for redemption or liquidation of the trust preferred securities issued by Independent’s wholly owned subsidiary trusts to the extent of funds held by the trusts. Although this guarantee is not separately recorded, the obligation underlying the guarantee is fully reflected on Independent’s consolidated balance sheets as junior subordinated debentures, which debentures are held by Independent’s subsidiary trusts. The junior subordinated debentures currently qualify as Tier 1 capital under the Federal Reserve capital adequacy guidelines. For additional information regarding the subordinated debentures, see Note 13 to Independent’s consolidated financial statements.

Asset/Liability Management and Interest Rate Risk

The principal objective of Independent’s asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital. The Investment Committee of Independent Bank’s board of directors has oversight of Independent Bank’s asset and liability management function, which is managed by Independent’s Chief Financial Officer. Independent’s Chief Financial Officer meets with Independent’s senior executive management team regularly to review, among other things, the sensitivity of Independent’s assets and liabilities to market interest rate changes, local and national market conditions and market interest rates. That group also reviews the liquidity, capital, deposit mix, loan mix and investment positions of Independent.

Independent’s management and Independent’s board of directors are responsible for managing interest rate risk and employing risk management policies that monitor and limit Independent’s exposure to interest rate risk. Interest rate risk is measured using net interest income simulations and market value of portfolio equity analyses. These analyses use various assumptions, including the nature and timing of interest rate changes, yield curve shape, prepayments on loans, securities and deposits, deposit decay rates, pricing decisions on loans and deposits, reinvestment/ replacement of asset and liability cash flows.

Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows.

Independent also analyzes the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the market value of assets less the market value of liabilities. The economic value of equity is a longer term view of interest rate risk because it measures the present value of the future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to Independent’s future earnings and is used in conjunction with the analyses on net interest income.

Independent conducts periodic analyses of Independent’s sensitivity to interest rate risks through the use of a third-party proprietary interest-rate sensitivity model provided by ALX Consulting, Inc., or ALX, an affiliate of TIB-The Independent Bankers Bank. That model has been customized to Independent’s specifications. The analyses conducted by use of that model are based on current information regarding Independent’s actual interest-earnings assets, interest-bearing liabilities, capital and other financial information that Independent supplies. ALX uses that information in the model to estimate Independent’s sensitivity to interest rate risk.

Independent’s interest rate risk model indicated that it was liability sensitive in terms of interest rate sensitivity as of June 30, 2013. The table below illustrates the impact of an immediate and sustained 200 and 100 basis point increase and a 100 basis point decrease in interest rates on net interest income based on the interest rate risk model as of June 30, 2013:

Hypothetical Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
200	0.2%
100	(0.2)%
(100)	1.7%

Independent’s interest rate risk model indicated that Independent was liability sensitive in terms of interest rate sensitivity as of December 31, 2012. The table below illustrates the impact of an immediate and sustained 200 and 100 basis point increase and a 100 basis point decrease in interest rates on net interest income based on the interest rate risk model as of December 31, 2012:

Hypothetical Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
200	(2.5)%
100	(1.5)
(100)	2.8

These are good faith estimates and assume that the composition of Independent’s interest sensitive assets and liabilities existing at each year-end will remain constant over the relevant twelve month measurement period and that changes in market interest rates are instantaneous and sustained across the yield curve regardless of duration of pricing characteristics of specific assets or liabilities. Also, this analysis does not contemplate any actions that Independent might undertake in response to changes in market interest rates. Independent believes these estimates are not necessarily indicative of what actually could occur in the event of immediate interest rate increases or decreases of this magnitude. As interest-bearing assets and liabilities re-price in different time frames and proportions to market interest rate movements, various assumptions must be made based on historical relationships of these variables in reaching any conclusion. Since these correlations are based on competitive and market conditions, Independent anticipates that its future results will likely be different from the foregoing estimates, and such differences could be material.

Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than Independent’s projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include actions that Independent’s management may undertake to manage the risks in response to anticipated changes in interest rates and actual results may also differ due to any actions taken in response to the changing rates.

As part of Independent’s asset/liability management strategy, Independent’s management has emphasized the origination of shorter duration loans as well as variable rate loans to limit the negative exposure to a rate increase, as well as obtaining funding with FHLB advances to manage interest rate risks on funding of loan commitments. Additionally, a significant portion of the loans in Independent’s loan portfolio typically have short-term maturities. Independent’s strategy with respect to liabilities has been to emphasize transaction accounts, particularly noninterest or low interest-bearing nonmaturing deposit accounts, which are less sensitive to changes in interest rates. In response to this strategy, nonmaturing deposit accounts have been steadily increasing and totaled 78.5% of total deposits as of December 31, 2012 compared with 73.9% as of December 31, 2011. Independent currently has no brokered deposits other than CDARS and, as of December 31, 2012, had $31.2 million of CDARS deposits. Independent intends to focus on Independent’s strategy of increasing noninterest or low interest-bearing nonmaturing deposit accounts and accordingly, Independent has no current plans to use brokered deposits in the near future.

Critical Accounting Policies and Estimates

The preparation of Independent’s consolidated financial statements in accordance with U.S. generally accepted accounting principles, or GAAP, requires Independent to make estimates and judgments that affect Independent’s reported amounts of assets, liabilities, income and expenses and related disclosure of contingent assets and liabilities. Independent bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily available from other sources. Independent evaluates Independent’s estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies, as described in detail in the notes to Independent’s consolidated financial statements are an integral part of Independent’s financial statements. A thorough understanding of these accounting policies is essential when reviewing Independent’s reported results of operations and Independent’s financial position. Independent believes that the critical accounting policies and estimates discussed below require Independent to make difficult, subjective or complex judgments about matters that are inherently uncertain. Changes in these estimates, that are likely to occur from period to period, or the use of different estimates that Independent could have reasonably used in the current period, would have a material impact on Independent’s financial position, results of operations or liquidity.

Acquired Loans. Independent’s accounting policies require that Independent evaluates all acquired loans for evidence of deterioration in credit quality since origination and to evaluate whether it is probable that Independent will collect all contractually required payments from the borrower.

Acquired loans from the transactions accounted for as a business combination include both nonperforming loans with evidence of credit deterioration since their origination date and performing loans. Independent accounts for performing loans under ASC Paragraph 310-20, Nonrefundable Fees and Other Costs, with the related discount being adjusted for over the life of the loan and recognized as interest income. Independent accounts for the nonperforming loans acquired in accordance with ASC Paragraph 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. At the date of the acquisition, acquired loans are recorded at their fair value.

Independent recognizes the difference between the undiscounted cash flows Independent expects (at the time Independent acquires the loan) to be collected and the investment in the loan, or the “accretable yield,” as interest income using the interest method over the life of the loan. Independent does not recognize contractually required payments for interest and principal that exceed undiscounted cash flows expected at acquisition, or the “nonaccretable difference,” as a yield adjustment, loss accrual or valuation allowance. Increases in the expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over the loan’s remaining life, while decreases in expected cash flows are recognized as impairment. Valuation allowances on these impaired loans reflect only losses incurred after the acquisition.

Upon an acquisition, Independent generally continues to use the classification of acquired loans classified nonaccrual or 90 days and accruing. Independent does not classify acquired loans as TDRs unless Independent modifies an acquired loan subsequent to acquisition that meets the TDR criteria. Reported delinquency of Independent’s purchased loan portfolio is based upon the contractual terms of the loans.

Allowance for Loan Losses. The allowance for loan losses represents management’s estimate of probable and reasonably estimable credit losses inherent in the loan portfolio. In determining the allowance, Independent estimates losses on individual impaired loans, or groups of loans which are not impaired, where the probable loss can be identified and reasonably estimated. On a quarterly basis, Independent assesses the risk inherent in Independent’s loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature and volume of the loan portfolio, industry or borrower concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses and the impacts of local, regional and national economic factors on the quality of the loan portfolio. Based on this analysis, Independent records a provision for loan losses in order to maintain the allowance at appropriate levels.

Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management’s assessment of overall portfolio quality. Independent maintains the allowance at an amount Independent believes is sufficient to provide for estimated losses inherent in Independent’s loan portfolio at each balance sheet date, and fluctuations in the provision for loan losses may result from management’s assessment of the adequacy of the allowance. Changes in these estimates and assumptions are possible and may have a material impact on Independent’s allowance, and therefore Independent’s financial position, liquidity or results of operations.

Goodwill and Core Deposit Intangible. The excess purchase price over the fair value of net assets from acquisitions, or goodwill, is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates that it is likely an impairment has occurred. Prior to 2012, the evaluation of goodwill impairment was a two-step test. Effective January 1, 2012, Independent has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, Independent determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two step impairment test is unnecessary. If Independent concludes otherwise, then it is required to perform the first step of the two step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. In testing for impairment in the past, the fair value of net assets was estimated using a discounted cash flow analysis based on future projected Independent earnings. In future testing for impairment, the fair value of net assets will be estimated based on an analysis of Independent’s market value.

Determining the fair value of goodwill is considered a critical accounting estimate because the allocation of the fair value of goodwill to assets and liabilities requires significant management judgment and the use of subjective measurements. Variability in the market and changes in assumptions or subjective measurements used to allocate fair value are reasonably possible and may have a material impact on Independent’s financial position, liquidity or results of operations.

Core deposit intangibles are acquired customer relationships that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Core deposit intangibles are being amortized on a straight-line basis over their estimated useful lives of ten years. Core deposit intangibles are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Emerging Growth Company. The JOBS Act permits Independent, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards and not commence complying with new or revised accounting standards until private companies must do so. Under the JOBS Act, Independent may make an irrevocable election to “opt out” of that extended transition period and comply with new or revised accounting standards when public companies that are not emerging growth companies must commence complying with those standards. Independent has elected not to “opt out” of the extended transition period at this time. Consequently, when a new or revised accounting standard has application dates that are different for public companies and private companies, Independent will commence complying with the new or revised standard only when private companies must do so. Independent will continue to commence complying with new or revised accounting standards in this manner until Independent ceases to be an emerging growth company unless Independent previously elects to opt out of the extended transition period, as Independent may do under the JOBS Act. Any such future election by Independent will be irrevocable and will apply to all accounting standards issued or revised after such election.

As a consequence of Independent’s determination to take advantage of the extended transition period, Independent’s consolidated financial statements as of a particular date and for a particular period in the future may not be comparable to the financial statements as of such date and for such period of a public company situated similarly to Independent that is neither an emerging growth company nor an emerging growth company that has opted out of the extended transition period. Such financial statements of the other company may be prepared in conformity with new or revised accounting standards then applicable to public companies, but not to private companies, while, if Independent is then in the extended transition period, Independent’s consolidated financial standards would not be prepared in conformity with such new or revised accounting standards.

Recently Issued Accounting Pronouncements

Independent has evaluated new accounting pronouncements that have recently been issued and have determined that there are no new accounting pronouncements that should be described in this section that will impact Independent’s operations, financial condition or liquidity in future periods. Refer to Note 2 of Independent’s audited consolidated financial statements for a discussion of recent accounting pronouncements that have been adopted by Independent or that will require enhanced disclosures in Independent’s financial statements in future periods.

Non-GAAP Financial Measures

Independent identifies certain of the financial measures discussed in this proxy statement/prospectus as being “non-GAAP financial measures.” In accordance with the SEC’s rules, Independent classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in Independent’s statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that Independent discusses in this proxy statement/prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which Independent calculates the non-GAAP financial measures that Independent discusses in this proxy statement/prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures Independent has discussed in this proxy statement/prospectus when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value is a non-GAAP measures generally used by financial analysts and investment bankers to evaluate capital adequacy. Independent calculates: (a) tangible common equity as total stockholders’ equity less goodwill and other intangible assets; and

(b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is Independent’s book value.

Independent believes that this non-GAAP financial measure is important information to be provided to you because, as do Independent’s management, banking regulators, many financial analysts and other investors, you can use the tangible book value in conjunction with more traditional bank capital ratios to assess Independent’s capital adequacy without the effect of Independent’s goodwill and other intangible assets and compare Independent’s capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions.

The following table presents, as of the dates set forth below, total stockholders’ equity to tangible common equity and presents Independent’s tangible book value per common share compared with Independent’s book value per common share:

	As of June 30,		As of December 31,
(dollars in thousands, except per share data)	2013	2012	2012	2011	2010	2009
Tangible Common Equity
Total stockholders’ equity	$214,182	$109,951	$124,510	$85,997	$76,044	$62,479
Adjustments:
Goodwill	(28,742)	(24,178)	(28,714)	(11,222)	(11,222)	(11,222)
Core deposit intangibles	(2,899)	(3,450)	(3,251)	(2,664)	(3,231)	(1,914)

Tangible common equity	$182,541	$ 82,323	$92,545	$72,111	$61,591	$49,343

Common shares outstanding(1)	12,064,967	7,842,288	8,269,707	6,850,293	6,832,328	6,628,056

Book value per common share	$17.75	$14.02	$15.06	$12.55	$11.13	$9.42
Tangible book value per common share	15.13	10.50	11.19	10.53	9.02	7.44

(1)	Independent calculates the common shares outstanding as set forth in note 5 to the tabular presentation of Independent’s historical selected financial data and other information appearing above.

Tier 1 Capital to Risk-Weighted Assets Ratio. Independent calculates the Tier 1 capital to risk-weighted assets ratio by dividing (a) Independent’s Tier 1 capital less noncommon elements, including qualifying trust preferred securities, by (b) risk-weighted assets, which are calculated in accordance with applicable bank regulatory requirements. Applicable bank regulatory requirements do not require Independent to disclose on a recurring basis Independent’s Tier 1 capital ratio. Management is currently monitoring this ratio, along with the applicable bank regulatory ratios, in evaluating Independent’s capital levels and believes that, at this time, the ratio may continue to be information that may be of interest to investors and analysts and assist them in assessing the adequacy of Independent’s capital and risk tolerance in view of Independent’s capital position. The financial measure calculated in accordance with GAAP most directly comparable to the Tier 1 capital to risk-weighted assets ratio is the ratio of Independent’s total stockholders’ equity to risk-weighted assets.

The following table presents Independent’s total stockholders’ equity (on a GAAP basis) to Tier 1 capital and presents the Tier 1 capital to risk-weighted assets ratio and the ratio of total stockholders’ equity to risk-weighted assets as of the dates set forth below:

	As of June 30,		As of December 31,
(dollars in thousands)	2013	2012	2012	2011	2010	2009
Tier 1 Capital
Total stockholders’ equity—GAAP	$214,182	$109,951	$124,510	$85,997	$76,044	$62,479
Adjustments:
Unrealized loss (gain) on available-for-sale securities	1,209	(2,186)	(2,578)	(2,162)	(866)	(80)
Goodwill	(28,742)	(24,178)	(28,714)	(11,222)	(11,222)	(11,222)
Other intangibles	(2,899)	(3,450)	(3,251)	(2,664)	(3,231)	(1,914)
Other disallowed assets	—	—	—	—	—	—
Qualifying Restricted Core Capital Elements (TRUPS)	17,600	14,100	17,600	14,100	14,100	14,100

Tier 1 capital	$201,350	$94,237	$107,567	$84,049	$74,825	$63,363

Total Risk-weighted Assets
On balance sheet	$1,437,610	$1,099,364	$1,297,795	$971,322	$834,898	$705,406
Off balance sheet	21,845	12,370	10,860	6,850	8,139	4,428

Total risk-weighted assets	$1,459,455	$1,111,734	$1,308,655	$978,172	$843,037	$709,834

Total stockholders’ equity to risk-weighted assets ratio	14.68%	9.89%	9.51%	8.79%	9.02%	8.80%
Tier 1 common equity to risk-weighted assets ratio	13.80	8.48	8.22	8.59	8.88	8.93

REGULATION AND SUPERVISION

The U.S. banking industry is highly regulated under federal and state law. Consequently, the growth and earnings performance of Independent and its subsidiaries will be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. These authorities include the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency, or the OCC, the TDB, the Internal Revenue Service and state taxing authorities. The effect of these statutes, regulations and policies, and any changes to such statutes, regulations and policies, can be significant and cannot be predicted.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. The system of supervision and regulation applicable to Independent and its subsidiaries establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC’s deposit insurance fund, the banks’ depositors and the public, rather than Independent’s shareholders or creditors. The description below summarizes certain elements of the applicable bank regulatory framework. This description is not intended to describe all laws and regulations applicable to Independent and its subsidiaries, and the description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described herein.

Independent as a Bank Holding Company

As a bank holding company, Independent is subject to regulation under the Bank Holding Company Act of 1956, or the BHC Act, and to supervision, examination and enforcement by the Federal Reserve. The BHC Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Federal Reserve’s jurisdiction also extends to any company that Independent directly or indirectly controls, such as Independent’s nonbank subsidiaries and other companies in which Independent owns a controlling investment.

Regulatory Restrictions on Dividends; Source of Strength. Independent is regarded as a legal entity separate and distinct from Independent Bank. The principal source of Independent’s revenues is dividends received from Independent Bank. As described in more detail below, Texas state law places limitations on the amount that state banks may pay in dividends, which Independent Bank must adhere to when paying dividends to Independent. The Federal Reserve has issued a policy statement that provides that a bank holding company should not pay dividends unless (a) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends, (b) the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its subsidiaries and (c) the bank holding company will continue to meet minimum required capital adequacy ratios. Accordingly, Independent should not pay cash dividends that exceed its net income in any year or that can only be funded in ways that weaken its financial strength, including by borrowing money to pay dividends.

Under Federal Reserve policy, bank holding companies have historically been required to act as a source of financial and managerial strength to each of its banking subsidiaries, and the Dodd–Frank Act codified this policy as a statutory requirement. Under this requirement, Independent is expected to commit resources to support Independent Bank, including at times when Independent may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. As discussed below, a bank holding company, in certain circumstances, could be required to guarantee the capital restoration plan of an undercapitalized banking subsidiary. If the capital of Independent Bank were to become impaired, the Federal Reserve could assess Independent for the deficiency. If Independent failed to pay the assessment within three months, the Federal Reserve could order the sale of Independent’s stock in Independent Bank to cover the deficiency.

In the event of a bank holding company’s bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and will be required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

Scope of Permissible Activities. Under the BHC Act, Independent is prohibited from acquiring a direct or indirect interest in or control of more than 5% of the voting shares of any company that is not a bank or financial holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to or performing services for its subsidiary banks, except that Independent may engage in, directly or indirectly, and may own shares of companies engaged in certain activities found by the Federal Reserve to be so closely related to banking or managing and controlling banks as to be a proper incident thereto. These activities include, among others, operating a mortgage, finance, credit card or factoring company; performing certain data processing operations; providing investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, nonoperating basis; and providing certain stock brokerage and investment advisory services. In approving acquisitions or the addition of activities, the Federal Reserve considers, among other things, whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

Notwithstanding the foregoing, the Gramm-Leach-Bliley Act, also known as the Financial Services Modernization Act of 1999, effective March 11, 2000, or the GLB Act, amended the BHC Act and eliminated the barriers to affiliations among banks, securities firms, insurance companies and other financial service providers. The GLB Act permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The GLB Act defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve’s Regulation Y, for example, generally requires a bank holding company to provide the Federal Reserve with prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the bank holding company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. In certain circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as one million dollars ($1,000,000) for each day the activity continues.

Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other nonbanking services offered by a bank holding company or its affiliates.

Capital Adequacy Requirements. The Federal Reserve has historically utilized a system based upon risk-based capital guidelines under a two-tier capital framework to evaluate the capital adequacy of bank holding companies. Tier 1 capital generally consists of common stockholders’ equity, retained earnings, a limited amount of qualifying perpetual preferred stock, qualifying trust preferred securities and noncontrolling interests in the equity accounts of consolidated subsidiaries, less goodwill and certain intangibles. Tier 2 capital generally consists of certain hybrid capital instruments and perpetual debt, mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock, loan loss allowance, and unrealized holding gains on certain equity securities. The regulatory capital requirements are applicable to Independent because its total consolidated assets equal more than $500 million, and Independent Bank is subject to the capital requirements of the FDIC.

Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk-weighted” asset base. The guidelines require a minimum ratio of total capital to total risk- weighted assets of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. Risk-weighted assets exclude intangible assets such as goodwill and core deposit intangibles.

In addition to the risk-based capital guidelines, the Federal Reserve uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are required to maintain a leverage ratio of at least 4.0%.

The federal banking agencies’ risk-based and leverage capital ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

On July 2, 2013, the Federal Reserve approved a final rule implementing the revised capital standards of the Basel Committee on Banking Supervision, commonly known as “Basel III”, as well as additional capital reforms required by the Dodd-Frank Act. This final rule, once fully phased-in, requires bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity.

The new final capital framework, among other things, (i) introduces as a new capital measure “Common Equity Tier 1,” or CET1, (ii) specifies that Tier 1 capital consists of CET1 and “Additional Tier 1 capital” instruments meeting specified requirements, (iii) defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expands the scope of the adjustments as compared to existing regulations.

The new capital rule requires, when fully phased in, among other things, a new common equity Tier 1 risk-based ratio with a minimum required ratio of 4.5% of total assets and an increase in the minimum required amount of Tier 1 capital from the current level of 4% of total assets to 6% of total risk weighted assets and the continuation of the requirement to maintain total capital of 8% of total risk-weighted assets. Moreover, the new rule requires banks to hold additional capital equal to 2.5% of total assets as a “capital conservation buffer” in order to avoid restrictions on certain activities, including the payment of dividends and certain bonuses. The new rule also provides for a “countercyclical capital buffer,” that would be added to the capital conservation buffer generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk. The new rule will be implemented in stages beginning in January 2014 for large banking organizations and in January 2015 for other banking organizations.

Proposed Liquidity Requirements. Historically, regulation and monitoring of bank and bank holding company liquidity has been addressed as a supervisory matter, without required formulaic measures. The Basel III final framework will require banks and bank holding companies to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward will be required by regulation. One test, referred to as the liquidity coverage ratio, or LCR, is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity’s expected net cash outflow for a 30-day time horizon (or, if greater, 25% of its expected total cash outflow) under an acute liquidity stress scenario. The other, referred to as the net stable funding ratio, or NSFR, is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. These requirements will incentivize banking entities to increase their holdings of U.S. Treasury securities and other sovereign debt as a component of assets and increase the use of long-term debt as a funding source. The LCR will not be introduced as a requirement until January 1, 2015, and the NSFR will not be introduced as a requirement until January 1, 2018. These new standards are subject to further rulemaking and their terms could change before implementation.

Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take prompt corrective action to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes undercapitalized, it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5.0% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be adequately capitalized. The bank regulators have greater power in situations where an institution becomes significantly or critically undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Acquisitions by Bank Holding Companies. The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it acquires all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve is required to consider, among other things, the effect of the acquisition on competition, the financial condition, managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served (including the record of performance under the CRA), the effectiveness of the applicant in combating money laundering activities and the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. Independent’s ability to make future acquisitions will depend on its ability to obtain approval for such acquisitions from the Federal Reserve. The Federal Reserve could deny Independent’s application based on the above criteria or other considerations. For example, Independent could be required to sell banking centers as a condition to receiving regulatory approval, which condition may not be acceptable to Independent or, if acceptable, may reduce the benefit of a proposed acquisition.

Control Acquisitions. Federal and state laws, including the BHCA and the Change in Bank Control Act, or the CBCA, impose additional prior notice or approval requirements and ongoing regulatory requirements on any investor that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or bank holding company. Whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, an investor is deemed to control a depository institution or other company if the investor owns or controls 25% or more of any class of voting securities. Subject to rebuttal, an investor is presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting securities and either the depository institution or company is a public company or no other person will hold a greater percentage of that class of voting securities after the acquisition. If an investor’s ownership of Independent’s voting securities were to exceed certain thresholds, the investor could be deemed to “control” Independent for regulatory purposes, which could subject such investor to regulatory filings or other regulatory consequences.

Regulation of Independent Bank

Independent Bank is a Texas-chartered banking association, the deposits of which are insured by the deposit insurance fund of the FDIC. Independent Bank is not a member of the Federal Reserve System; therefore, Independent Bank is subject to supervision and regulation by the FDIC and the TDB. Such supervision and regulation subject Independent Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC and the TDB. Because the Federal Reserve regulates Independent, the Federal Reserve also has supervisory authority which directly affects Independent Bank.

Equivalence to National Bank Powers. The Texas Constitution, as amended in 1986, provides that a Texas-chartered bank has the same rights and privileges that are or may be granted to national banks domiciled in Texas. To the extent that the Texas laws and regulations may have allowed state-chartered banks to engage in a broader range of activities than national banks, the Federal Deposit Insurance Corporation Improvement Act of 1991, or the FDICIA, has operated to limit this authority. The FDICIA provides that no state bank or subsidiary thereof may engage as a principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the deposit insurance fund of the FDIC. In general, statutory restrictions on the activities of banks are aimed at protecting the safety and soundness of depository institutions.

Financial Modernization. Under the GLB Act, a national bank may establish a financial subsidiary and engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting as principal, insurance company portfolio investment, real estate development, real estate investment, annuity issuance and merchant banking activities. To do so, a bank must be well capitalized, well managed and have a Community Reinvestment Act, or CRA, rating from the FDIC of satisfactory or better. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions. Such actions or restrictions could include divestiture of the “financial in nature” subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory of better.

Although the powers of state chartered banks are not specifically addressed in the GLB Act, Texas- chartered banks such as Independent Bank will have the same if not greater powers as national banks through the parity provisions contained in the Texas Constitution and other Texas statutes.

Branching. Texas law provides that a Texas-chartered bank can establish a branch anywhere in Texas provided that the branch is approved in advance by the TDB. The branch must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers. The Dodd-Frank Act permits insured state banks to engage in de novo interstate branching if the laws of the state where the new branch is to be established would permit the establishment of the branch if it were chartered by such state.

Restrictions on Transactions with Affiliates and Insiders. Transactions between Independent Bank and its nonbanking subsidiaries and/or affiliates, including Independent, are subject to Section 23A of the Federal

Reserve Act. In general, Section 23A of the Federal Reserve Act imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of Independent or its subsidiaries. Covered transactions with any single affiliate may not exceed 10% of the capital stock and surplus of Independent Bank, and covered transactions with all affiliates may not exceed, in the aggregate, 20% of Independent Bank’s capital and surplus. For a bank, capital stock and surplus refers to the bank’s tier 1 and tier 2 capital, as calculated under the risk-based capital guidelines, plus the balance of the allowance for credit losses excluded from tier 2 capital. Independent Bank’s transactions with all of its affiliates in the aggregate are limited to 20% of the foregoing capital. “Covered transactions” are defined by statute to include a loan or extension of credit to an affiliate, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve) from the affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. In addition, in connection with covered transactions that are extensions of credit, Independent Bank may be required to hold collateral to provide added security to Independent Bank, and the types of permissible collateral may be limited. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates, including an expansion of what types of transactions are covered transactions to include credit exposures related to derivatives, repurchase agreement and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between Independent Bank and its affiliates be on terms substantially the same, or at least as favorable to Independent Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. The Federal Reserve has also issued Regulation W, which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretive guidance with respect to affiliate transactions.

The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and in Regulation O promulgated by the Federal Reserve apply to all insured institutions and their subsidiaries and bank holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. Generally, these loans cannot exceed the institution’s total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Loans to senior executive officers of a bank are even further restricted, generally limited to $100,000 per senior executive officer. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Restrictions on Distribution of Subsidiary Bank Dividends and Assets. Dividends paid by Independent Bank have provided a substantial part of Independent’s operating funds, and for the foreseeable future, it is anticipated that dividends paid by Independent Bank to Independent will continue to be Independent’s principal source of operating funds. However, capital adequacy requirements serve to limit the amount of dividends that may be paid by Independent Bank. Under federal law, Independent Bank cannot pay a dividend if, after paying the dividend, the Surviving Bank would be undercapitalized. The FDIC may declare a dividend payment to be unsafe and unsound even though Independent Bank would continue to meet its capital requirements after payment of the dividend.

Because Independent is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors. The Federal Deposit Insurance Act, or the FDI Act, provides that, in the event of a “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If Independent Bank fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including Independent, with respect to any extensions of credit it has made to Independent Bank.

Examinations. The FDIC periodically examines and evaluates state nonmember banks. Based on such an evaluation, the FDIC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the FDIC determined value and the book value of such assets. The TDB also conducts examinations of state banks but may accept the results of a federal examination in lieu of conducting an independent examination. In addition, the FDIC and TDB may elect to conduct a joint examination.

Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution’s holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements and reports of enforcement actions. For institutions with total assets of $1 billion or more, financial statements prepared in accordance with GAAP, management’s certifications signed by Independent’s and Independent Bank’s chief executive officer and chief accounting or financial officer concerning management’s responsibility for the financial statements, and an attestation by the auditors regarding Independent Bank’s internal controls must be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. The FDICIA requires that Independent Bank have an independent audit committee, consisting of outside directors only, or that Independent has an audit committee that is entirely independent. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel and must not include representatives of large customers.

Capital Adequacy Requirements. The FDIC has adopted regulations establishing minimum requirements for the capital adequacy of insured institutions and may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk. The FDIC’s risk- based capital guidelines generally require state banks to have a minimum ratio of Tier 1 capital to total risk- weighted assets of 4.0% and a ratio of total capital to total risk-weighted assets of 8.0%. The capital categories have the same definitions for Independent Bank as for Independent. The FDIC’s leverage guidelines require state banks to maintain Tier 1 capital of no less than 4.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets. The TDB has issued a policy which generally requires state chartered banks to maintain a leverage ratio (defined in accordance with federal capital guidelines) of 5.0%.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required by the FDI Act to take “prompt corrective action” with respect to capital-deficient institutions that are FDIC-insured. Agency regulations define, for each capital category, the levels at which institutions are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A “well capitalized” bank has a total risk-based capital ratio of 10.0% or higher, a Tier 1 risk-based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An “adequately capitalized” bank has a total risk-based capital ratio of 8.0% or higher, a Tier 1 risk-based capital ratio of 4.0% or higher, a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth) and does not meet the criteria for a well- capitalized bank. A bank is “undercapitalized” if it fails to meet any one of the ratios required to be adequately capitalized.

In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution’s capital decreases, the FDIC’s enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Deposit Insurance Assessments. Substantially all of the deposits of Independent Bank are insured up to applicable limits by the deposit insurance fund of the FDIC, and Independent Bank must pay deposit insurance assessments to the FDIC for such deposit insurance protection. The FDIC maintains the deposit insurance fund by designating a required reserve ratio. If the reserve ratio falls below the designated level, the FDIC must adopt a restoration plan that provides that the deposit insurance fund will return to an acceptable level generally within five years.

On December 20, 2010, the FDIC raised the minimum designated reserve ratio of the deposit insurance fund to 2.00%, which exceed the 1.35% reserve ratio that is required by the Dodd-Frank Act. The FDIC has the discretion to set the price for deposit insurance according to the risk for all insured institutions regardless of the level of the reserve ratio. Under the Dodd-Frank Act, the FDIC is required to offset the effect of the higher reserve ratio on small insured depository institutions, which are those with consolidated assets of less than $10 billion.

The deposit insurance fund reserve ratio is maintained by assessing depository institutions and establishing an insurance premium based upon statutory factors. Under its current regulations, the FDIC imposes assessments for deposit insurance according to a depository institution’s ranking in one of four risk categories based upon supervisory and capital evaluations. The assessment rate for an individual institution is determined according to a formula based on a combination of weighted average CAMELS component ratings, financial ratios and, for institutions that have long-term debt ratings, the average ratings of its long-term debt. Well-capitalized institutions (generally those with CAMELS composite ratings of 1 or 2) are grouped in Risk Category I and the initial base assessment rate for deposit insurance is set at an annual rate of between 12 and 16 basis points. The initial base assessment rate for institutions in Risk Categories II, III and IV is set at annual rates of 22, 32 and 50 basis points, respectively. These initial base assessment rates are adjusted to determine an institution’s final assessment rate based on its brokered deposits, secured liabilities and unsecured debt. Total base assessment rates after adjustments range from 7 to 24 basis points for Risk Category I, 17 to 43 basis points for Risk Category II, 27 to 58 basis points for Risk Category III, and 40 to 77.5 basis points for Risk Category IV.

In November 2009, the FDIC adopted a rule that required all insured institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The assessment was calculated by taking the institution’s actual September 30, 2009 assessment base and adjusting it quarterly by an estimated 5% annual growth rate through the end of 2012. Each institution was required to record the entire amount of its prepaid assessment as a prepaid expense, i.e., an asset on its balance sheet, as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, each institution is required to record an expense, or a charge to earnings, for its quarterly assessment invoiced on its quarterly statement and an offsetting credit to the prepaid assessment until the asset is exhausted.

On February 7, 2012, the FDIC approved a final rule that amends its existing deposit insurance funds restoration plan and implements certain provisions of the Dodd-Frank Act. Effective as of July 1, 2012, the assessment base is determined using average consolidated total assets minus average tangible equity rather than the current assessment base of adjusted domestic deposits. Since the change will result in a much larger assessment base, the final rule also lowers the assessment rates in order to keep the total amount collected from financial institutions relatively unchanged from the amounts currently being collected. The new assessment rates, calculated on the revised assessment base, generally range from 2.5 to 9 basis points for Risk Category I institutions, 9 to 24 basis points for Risk Category II institutions, 18 to 33 basis points for Risk Category III institutions, and 30 to 45 basis points for Risk Category IV institutions. For large institutions (generally those with total assets of $10 billion or more), which does not include Independent Bank, the initial base assessment rate ranges from 5 to 35 basis points on an annualized basis. After the effect of potential base-rate adjustments, the total base assessment rate could range from 2.5 to 45 basis points on an annualized basis. Assessment rates for large institutions will be calculated using a scorecard that combines CAMELS ratings and certain forward-looking financial measures to assess the risk a large institution poses to the deposit insurance fund. The new assessment rates will be calculated for the quarter beginning July 1, 2012 and reflected in invoices for assessments due September 30, 2012.

Brokered Deposit Restrictions. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits, without receiving a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on any deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

Concentrated Commercial Real Estate Lending Regulations. The federal banking agencies, including the FDIC, have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and nonfarm residential properties and loans for construction, land development, and other land represent 300% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. Owner occupied loans are excluded from this second category. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Cross-Guarantee Provisions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989, or the FIRREA, contains a “cross-guarantee” provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

Community Reinvestment Act. The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their entire service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of such banks. These regulations also provide for regulatory assessment of a bank’s record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. The FIRREA requires federal banking agencies to make public a rating of a bank’s performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory CRA record could substantially delay approval or result in denial of an application.

Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, Independent Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. Independent Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

The Dodd-Frank Act created a new independent Consumer Financial Protection Bureau, which will have broad authority to regulate and supervise retail financial services activities of banks, such as Independent Bank, and will have the authority to promulgate regulations, issue orders, guidance and policy statements, conduct examinations and bring enforcement actions with regard to consumer financial products and services. In general, however, banks with assets of $10 billion or less, such as Independent Bank, will continue to be examined for consumer compliance by their primary bank regulator.

Anti-Money Laundering and Anti-Terrorism Legislation. A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001, or the USA Patriot Act, substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued and, in some cases, proposed a number of regulations that apply various requirements of the USA Patriot Act to financial institutions. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Certain of those regulations impose specific due diligence requirements on financial institutions that maintain correspondent or private banking relationships with non-U.S. financial institutions or persons. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Office of Foreign Assets Control Regulation. The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the “OFAC” rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control, or OFAC. The OFAC-administered sanctions targeting certain countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to a U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Privacy. In addition to expanding the activities in which banks and bank holding companies may engage, the GLB Act also imposed new requirements on financial institutions with respect to customer privacy. The GLB Act generally prohibits disclosure of customer information to nonaffiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, are required to comply with state law if it is more protective of customer privacy than the GLB Act.

The USA Patriot Act. The USA Patriot Act is intended to strengthen U.S. law enforcement’s and the intelligence community’s ability to work cohesively to combat terrorism on a variety of fronts. The potential impact of the USA Patriot Act on financial institutions of all kinds is significant and wide ranging. The USA Patriot Act requires financial institutions to prohibit correspondent accounts with foreign shell banks, establish an anti-money laundering program that includes employee training and an independent audit, follow minimum standards for identifying customers and maintaining records of the identification information and make regular comparisons of customers against agency lists of suspected terrorists, their organizations and money launderers.

Changes in Laws, Regulations or Policies

In light of current conditions and the market outlook for continuing weak economic conditions, regulators have increased their focus on the regulation of financial institutions. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures. Such initiatives may change banking statutes and the operating environment of Independent and Independent Bank in substantial and unpredictable ways. Independent cannot determine the ultimate effect that any potential legislation, if enacted, or implementing regulations with respect thereto, would have, upon the financial condition or results of operations of Independent or Independent Bank. A change in statutes, regulations or regulatory policies applicable to Independent or Independent Bank could have a material effect on the financial condition, results of operations or business of Independent and Independent Bank.

Dodd-Frank Act. In July 2010, Congress enacted the Dodd-Frank Act regulatory reform legislation, which President Obama signed into law on July 21, 2010. This new law broadly affects the financial services industry by implementing changes to the financial regulatory landscape aimed at strengthening the sound operation of the financial services sector, including provisions that, among other things, has created a new agency, the Consumer Financial Protection Bureau (as discussed above), and will:

•	apply the same leverage and risk–based capital requirements that apply to insured depository institutions to most bank holding companies, which, among other things, will require Independent to deduct all trust preferred securities issued on or after May 19, 2010 from Independent’s Tier 1 capital (existing trust preferred securities issued prior to May 19, 2010 for all bank holding companies with less than $15.0 billion in total consolidated assets as of December 31, 2009 are exempt from this requirement);

•	broaden the base for FDIC insurance assessments from the amount of insured deposits to average total consolidated assets less average tangible equity during the assessment period (subject to risk-based adjustments that would further reduce the assessment base for custodial banks) rather than domestic deposits;

•	permanently increase FDIC deposit insurance maximum to $250,000 and provide unlimited FDIC deposit insurance beginning December 31, 2010 until January 1, 2013 for noninterest bearing demand transaction accounts at all insured depository institutions;

•	eliminate the upper limit for the reserve ratio designated by the FDIC each year, increase the minimum designated reserve ratio of the deposit insurance fund from 1.15% to 1.35% of the estimated amount of total insured deposits by September 30, 2020 and eliminate the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds;

•	permit banks to engage in de novo interstate branching if the laws of the state where the new branch is to be established would permit the establishment of the branch if it were chartered by such state;

•	repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts;

•	eliminate the ceiling and increase the floor on the size of the FDIC’s deposit insurance fund;

•	implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, that apply to all public companies, not just financial institutions; and

•	increase the authority of the Federal Reserve to examine Independent and any nonbank subsidiaries.

In addition, the Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect publicly traded companies. However, under the JOBS Act there are certain exceptions to these requirements for so long as a publicly traded qualifies as an emerging growth company.

Independent’s management is actively reviewing the provisions of the Dodd–Frank Act and assessing its probable impact on its business, financial condition, and results of operations. Provisions in the Dodd-Frank Act that affect deposit insurance assessments and payment of interest on demand deposits could increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate. Provisions in the legislation that revoke the Tier 1 capital treatment of newly issued trust preferred securities could require Independent to seek other sources of capital in the future. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on Independent, its customers or the financial industry more generally.

Incentive Compensation. In June 2010, the Federal Reserve, the OCC and the FDIC issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. Also, on February 7, 2012, the FDIC proposed an interagency rule to implement certain incentive compensation requirements of the Dodd-Frank Act. Under the proposed rule, financial institutions must prohibit incentive- based compensation arrangements that encourage inappropriate risk taking that are deemed excessive or that may lead to material losses.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as Independent, that are not “large, complex banking organizations.” These reviews will be tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization’s supervisory ratings, which can affect the organization’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Enforcement Powers of Federal and State Banking Agencies

The federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject Independent or Independent Bank and their subsidiaries, as well as their respective officers, directors, and other institution- affiliated parties, to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed above under “Corrective Measures for Capital Deficiencies,” the appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan. The TDB also has broad enforcement powers over Independent Bank, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of Independent and its subsidiaries cannot be predicted.

BUSINESS OF LIVE OAK FINANCIAL

General

Live Oak Financial was incorporated as a Texas corporation in 2001 to serve as a bank holding company for Live Oak Bank. Live Oak Financial does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for Live Oak Bank. Its primary activities are to provide assistance in the management and coordination of Live Oak Bank’s financial resources. Live Oak Financial has no significant assets other than all of the outstanding common stock of Live Oak Bank. Live Oak Financial derives its revenues primarily from the operations of Live Oak Bank in the form of dividends received from Live Oak Bank. Live Oak Bank is a Texas banking association that was chartered in 2001.

As a bank holding company, Live Oak Financial is subject to supervision and regulation by the Board of Governors of the Federal Reserve System, or Federal Reserve, in accordance with the requirements set forth in the BHC Act and by the rules and regulations issued by the Federal Reserve.

As of June 30, 2013, Live Oak Financial had, on a consolidated basis, total assets of $122.7 million, total deposits of $103.8 million, total loans (net of unearned discount and allowance for loan losses) of $69.9 million, and total shareholders’ equity of $13.9 million. Live Oak Financial does not file reports with the SEC. Live Oak Financial does, however, voluntarily provide annual reports, including audited financial statements, to its shareholders at its annual meeting.

Products and Services

Live Oak Bank is a traditional commercial bank offering a wide variety of services to satisfy the needs of the consumer and commercial customers in the area. Live Oak Bank offers most types of loans for any legitimate purpose, including loans to small- and medium-sized businesses for the purpose of purchasing equipment, inventory, facilities or for working capital. Consumer loans offered include loans for the purpose of purchasing automobiles, recreational vehicles, personal residences, household goods, home improvements or for educational needs. Live Oak Bank also offers depository services and various checking account services. Travelers checks, money orders and wire transfer services are also available. Live Oak Bank’s business is not seasonal in any material respect.

Market Area

Live Oak Bank operates from its home office at 3206 Live Oak, Dallas, Texas. Live Oak Bank’s business is not dependent on one or a few major customers.

Competition

The table below lists Live Oak Bank’s deposit market share as of June 30, 2013, for the Dallas-Fort Worth-Arlington Metropolitan Statistical Area, or MSA, which is the only market in which Live Oak Bank provides services.

Market Area	Market Rank	Branch Count	Deposits In Market (in thousands)	Market Share (%)
Dallas-Fort Worth-Arlington	100 of 171	1	$103,923	0.06

Each activity in which Live Oak Financial is engaged involves competition with other banks, as well as with nonbanking financial institutions and nonfinancial enterprises. In addition to competing with other commercial banks within and outside its primary service area, Live Oak Financial competes with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, financial companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. Live Oak Financial also competes with suppliers of equipment in furnishing equipment financing. Banks and other financial institutions with which Live Oak Financial competes may have capital resources and legal loan limits substantially higher than those maintained by Live Oak Financial.

Employees

As of June 30, 2013, Live Oak Financial had 17 full-time equivalent employees, none of whom is covered by a collective bargaining agreement.

Legal Proceedings

There are no threatened or pending legal proceedings against Live Oak Financial.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position with Independent of each of Independent’s directors and executive officers. The business address for all of these individuals is 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069-3257.

Name	Age	Position with Independent
David R. Brooks(1)	54	Chairman of the Board, CEO and Director
Torry Berntsen(1)	55	President, Chief Operating Officer and Director
Daniel W. Brooks	53	Vice Chairman, Chief Risk Officer and Director
Brian E. Hobart	48	Vice Chairman and Chief Lending Officer
Michelle S. Hickox	46	Executive Vice President and Chief Financial Officer
Jan C. Webb	54	Executive Vice President and Secretary
M. Brian Aynesworth(2)	46	Director
Douglas A. Cifu(3)	48	Director
William E. Fair(4)	51	Director
Craig E. Holmes(5)	56	Director
Jack M. Radke(6)	65	Director
G. Stacy Smith(7)	45	Director
Michael T. Viola(8)	26	Director

(1)	Member, Strategic Planning Committee
(2)	Chairman, Strategic Planning Committee and Member, Corporate Governance and Nominating Committee
(3)	Chairman, Corporate Governance and Nominating Committee
(4)	Chairman, Compensation Committee
(5)	Chairman, Audit Committee
(6)	Member, Audit Committee and Compensation Committee
(7)	Member, Compensation Committee and Audit Committee
(8)	Member, Corporate Governance and Nominating Committee

The following is a brief discussion of the business and banking background and experience of Independent’s directors and executive officers. Other than as described below, no director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of Independent’s executive officers.

David R. Brooks. David R. Brooks is Chairman of the Board, CEO and a director of Independent, a position he has held since Independent was formed in 2002. Mr. Brooks began his banking career in the early 1980s with a large regional bank and has been active in community banking since he led the investor group that acquired Independent Bank in 1988. Mr. Brooks has previously served as a board member of the Independent Bankers Association of Texas. He currently serves on the board of managers of Noel-Levitz, LLC, a large national higher education company, and on the Board of Trustees of Houston Baptist University, and previously served as the Chief Financial Officer at Baylor University from 2000 to 2004. Mr. Brooks currently serves on the McKinney City Council (term expires May 2013) and previously served as President of the Board of Trustees of the McKinney Independent School District for five years and served for three years on both the McKinney Economic Development Corporation Board and the McKinney Chamber of Commerce Board. David R. Brooks is the brother of Daniel W. Brooks. Mr. Brooks’ qualifications to serve on Independent’s board of directors include his extensive experience managing and overseeing the operations and growth of Independent and Independent Bank during his tenure as Chairman and CEO of Independent.

Torry Berntsen. Torry Berntsen is President, Chief Operating Officer and a director of Independent. He previously served as Vice Chairman of Corporate Development and a director from 2009 to April 2013. Prior to joining Independent, Mr. Berntsen spent twenty-five years in various senior management roles at The Bank of New York Mellon, or BNY Mellon, including Executive Vice President and Senior Executive Vice President of

BNY Mellon and a director and President of BNY Capital Markets, Inc., a subsidiary of BNY Mellon. At BNY Mellon, he was a member of the firm’s Executive and Asset/Liability Committees. Prior to BNY Mellon, he spent four years at JP Morgan. Mr. Berntsen has also served since 2009 as Vice Chairman of Virtu Management, LLC, a private family management company located in New York City, which is owned by Independent’s majority shareholder, Vincent Viola. In addition to his position on the board of directors at certain portfolio companies of Virtu Management, LLC, Mr. Berntsen currently serves on the board of directors of the Norwegian Christian Home and Health Center and oversees The Tyler Berntsen Memorial Foundation. Mr. Berntsen’s qualifications to serve on Independent’s board of directors include his extensive thirty-plus years of banking experience and his experience as an executive officer and director of Independent.

Daniel W. Brooks. Daniel W. Brooks is Vice Chairman, Chief Risk Officer and a director of Independent. He has served as Vice Chairman and a director of Independent since 2009 and as Chief Risk Officer of Independent since April 2013. He previously served as President and a director of Independent from 2002 to 2009 and has functioned as Independent’s Chief Credit Officer throughout his tenure. Mr. Brooks began his banking career in the early 1980s with a large regional bank and has been active in community banking since the late 1980s. Mr. Brooks has served in numerous leadership roles in the Collin County community, including service as Chairman of the Board for Medical Center of McKinney and on the boards of directors of McKinney Christian Academy and the McKinney Education Foundation. Daniel W. Brooks is the brother of David R. Brooks. Mr. Brooks’ qualifications to serve on Independent’s board of directors include his extensive experience as an executive officer and director of Independent.

Brian E. Hobart. Brian E. Hobart is Vice Chairman and Chief Lending Officer of Independent and President-Independent Bank Central Texas. Since 2009, he has functioned as Chief Lending Officer, serving as President and a director at both Independent and Independent Bank during this time. Mr. Hobart was one of the founders of IBG Central Texas and served as its President and as a director from 2004 until January 2009. Prior to joining IBG Central Texas, he served as a senior officer of other Waco banks for thirteen years. Mr. Hobart is a former member of the board of the McKinney Education Foundation.

Michelle S. Hickox. Michelle S. Hickox is Executive Vice President and Chief Financial Officer of Independent. Prior to joining Independent in May 2012, Ms. Hickox was an audit partner with McGladrey LLP, the fifth largest public accounting firm in the United States. Over her twenty-two year career in public accounting, Ms. Hickox provided audit, financial reporting, internal control assistance and training to community banks and was a designated financial institution specialist within McGladrey LLP. Ms. Hickox is a licensed certified public accountant and is a member of the AICPA, the Texas Society of Certified Public Accountants and the Dallas CPA Society.

Jan C. Webb. Jan C. Webb is Executive Vice President and Secretary to the board of directors of Independent and Executive Vice President and Senior Operations Officer of Independent Bank. Ms. Webb previously served as Executive Vice President, Chief Operations Officer and a director of Independent from May 2012 to April 2013. Prior to May 2012, Ms. Webb served as Executive Vice President, Chief Financial Officer and a director of Independent since it was formed in 2002. Ms. Webb has over thirty years of experience in the banking industry, including approximately twenty-five years of experience with Independent’s management team. She is active in her church, serving on various committees, including the finance committee.

M. Brian Aynesworth. M. Brian Aynesworth is a member of the board of directors of Independent, joining the board in 2009. Mr. Aynesworth previously served as Executive Vice President of Independent Bank from 2009 to April 2013. He was a founder of IBG Central Texas and served as Executive Vice President and a director of that entity from 2004 until it was combined with Independent in 2009. Mr. Aynesworth has also served as the President and Chief Executive Officer of Southwestern Commercial Properties, LLC, a private real estate company, since 2002 and on the board of directors of Capstone Mechanical, LP, a professional engineering, contracting and service company, since 2005. He is active in the Waco community, serving on the boards of several local charitable organizations, including the Boys & Girls Club of Waco, the Waco Montessori

School, and the First Presbyterian Church Waco Foundation. Mr. Aynesworth’s qualifications to serve on Independent’s board of directors include his extensive experience as a director and officer of Independent, Independent Bank and IBG Central Texas.

Douglas A. Cifu. Douglas A. Cifu is a member of the board of directors of Independent, joining the board in 2008. Mr. Cifu has served as the President and Chief Operating Officer of Virtu Financial LLC, a global electronic market making firm, since 2008 when he co-founded the business with Independent’s majority shareholder, Vincent Viola. Mr. Cifu also has served as the President and Chief Operating Officer of Virtu Management LLC since 2008. Prior to the founding of Virtu Financial LLC in 2008, Mr. Cifu was a partner at the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison, LLP, where he served as Deputy Chairman of the Corporate Department, Head of the Private Equity Group and a member of the firm’s Management Committee. Mr. Cifu’s qualifications to serve on Independent’s board of directors include his extensive experience representing and working with publicly traded companies and his experience as a director of Independent.

William E. Fair. William E. Fair is a member of the board of directors of Independent. He joined the board when IBG Central Texas was combined with Independent in 2009, prior to which he served as a director of IBG Central Texas beginning in 2007. Mr. Fair has served as the Chairman and Chief Executive Officer of Home Abstract and Title Company, a title insurance agency located in Waco, Texas, since 1988 and has served on the board of directors of Capstone Mechanical, LP since 2005. He also serves on the board of trustees of Hillcrest Baptist Medical Center, Scott & White Healthcare, further serving as Chairman of the Board of Development for that organization. Mr. Fair’s qualifications to serve on Independent’s board of directors include his extensive experience in the real estate industry and his experience as a director of Independent, Independent Bank and IBG Central Texas.

Craig E. Holmes. Craig E. Holmes is a member of the board of directors of Independent, joining the board in February 2013. Mr. Holmes is the Chief Financial Officer of Digital Generation, Inc., a NASDAQ traded global advertising campaign management company that he joined in October 2012. Mr. Holmes previously served as Executive Vice President and Chief Financial Officer of Quickoffice, Inc., a mobile software company, from 2011 to 2012, provided advisory and consulting services to the board of directors and management and led the finance functions for Enfora, Inc., a global manufacturing and software development company, from 2009 to 2011, and served as Executive Vice President and Chief Financial Officer of Intervoice, Inc., a publicly traded global software and services company, from 2003 to 2009. Mr. Holmes has also previously served as Executive Vice President and Chief Financial Officer of Masergy Communications, Inc., a network services and equipment provider, as Chief Financial Officer of EpicRealm Inc., a software development and network services company, and as Executive Vice President and Chief Financial Officer of Excel Communications, Inc., a provider of telecommunications equipment and services. Prior to joining Excel Communications, Mr. Holmes was a partner at Arthur Andersen, a national public accounting firm, where he worked from 1992 to 1995. Mr. Holmes’ qualifications to serve on Independent’s board of directors include his extensive experience as chief financial officer of publicly traded companies and his twenty years’ experience in finance and accounting.

Jack M. Radke. Jack M. Radke is a member of the board of directors of Independent, a position he has held since it was formed in 2002. He has served as the Chairman of Independent Bank’s Audit Committee since January 2011. Mr. Radke is the owner of Ag-Power, Inc., which sells agricultural and consumer equipment through its John Deere dealerships, and has served as its President since 1988. He is also currently a board member for the Southwestern Association of Kansas City, an association of equipment dealers for a five-state area. Mr. Radke’s qualifications to serve on Independent’s board of directors include his extensive experience as a director of Independent and member of the audit committee of Independent Bank.

G. Stacy Smith. G. Stacy Smith is a member of the board of directors of Independent, joining the board in February 2013. Mr. Smith is co-founder and an active partner in Trinity Investment Group, which invests in private equity, public equity and hard assets. Mr. Smith is also co-founder, Chairman and a member of the Investment Committee of Stonelake Capital Partners, a private investment firm. In addition, he serves as an advisor of EAW Energy Partners, an oil and gas minerals acquisition firm. In 1997, Mr. Smith co-founded Walker Smith Capital, a long/short equity hedge fund based in Dallas, Texas, and he served as portfolio manager of that firm for sixteen years. From 1994 through 1996, Mr. Smith was a co-founder and manager of Gryphon Partners, a long/short equity hedge fund focused on small and mid-cap domestic equities. He started his investment career as an energy analyst at Wasserstein Perella & Co., an international investment bank. Mr. Smith is a member of the Salesmanship Club of Dallas, an association of business professionals that supports local charitable organizations. Mr. Smith’s qualifications to serve on Independent’s board of directors include his extensive experience in overseeing the management of investment firms and his knowledge of the Texas banking market.

Michael T. Viola. Michael T. Viola is a member of the board of directors of Independent, joining the board in February 2013. Mr. Viola is an energy and commodities futures trader at Virtu Financial LLC, a global electronic market making firm that employs advanced proprietary technologies to trade on electronically accessible financial exchanges and market centers worldwide that he joined in 2010, serving as an executive assistant and a project manager. Mr. Viola also served on the board of a family-founded nonprofit organization focused on Catholic education initiatives in inner-city communities from 2010 to 2011. Mr. Viola is the son of Independent’s majority shareholder, Vincent Viola. Mr. Viola’s qualifications to serve on Independent’s board of directors include his knowledge of financial markets and his familiarity with Independent given his family’s ownership of Independent Bank over the past twenty-four years.

Board Composition

Independent’s board of directors currently has ten members. The number of directors may be changed only by resolution of the board of directors within the range set forth in Independent’s certificate of formation (unless Independent’s shareholders act to amend the authorized number of directors designated in Independent’s certificate of formation). The board of directors may increase the number of directors by two and fill these vacancies until the next annual meeting of shareholders. As discussed in greater detail below, the board of directors has affirmatively determined that six of its ten current directors qualify as independent directors based upon the rules of the NASDAQ Global Market and the SEC.

Election and Classification of Directors

In accordance with the terms of Independent’s amended and restated certificate of formation, Independent’s board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms as follows:

•	the Class I directors are Torry Berntsen, Jack M. Radke and G. Stacy Smith, and their term will expire at the annual meeting of shareholders to be held in 2014;

•	the Class II directors are Daniel W. Brooks, Michael Viola, William E. Fair and Craig E. Holmes, and their term will expire at the annual meeting of shareholders to be held in 2015; and

•	the Class III directors are David R. Brooks, Douglas A. Cifu and M. Brian Aynesworth, and their term will expire at the annual meeting of shareholders to be held in 2016.

At each annual meeting of shareholders, or special meeting in lieu thereof, upon the expiration of the term of a class of directors, the successors to such directors will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and the election and qualification of his or her successor. Any additional directorships resulting from an increase in the number of directors (as discussed above) will be distributed by the board of directors among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Board and Committee Matters

Director Independence

Under the rules of the NASDAQ Global Market, independent directors must comprise a majority of Independent’s board of directors within a specified period of time of the consummation of Independent’s initial public offering. The rules of the NASDAQ Global Market, as well as those of the SEC, also impose several other requirements with respect to the independence of directors.

Independent’s board of directors has evaluated the independence of its members based upon the rules of the NASDAQ Global Market and the SEC. Applying these standards, the board of directors has affirmatively determined that, with the exception of David R. Brooks, Torry Berntsen, Daniel W. Brooks and M. Brian Aynesworth, each of Independent’s current directors is an independent director, as defined under the applicable rules. The board of directors determined that each of David R. Brooks, Torry Berntsen, Daniel W. Brooks and M. Brian Aynesworth does not qualify as an independent director because of his position as an executive officer of Independent or Independent Bank. Even though Mr. Aynesworth resigned from his executive officer position with Independent Bank in April 2013, Mr. Aynesworth cannot be deemed to be independent under the rules of the NASDAQ Global Market for a period of three years from the date of his resignation.

Board Leadership Structure

David R. Brooks currently serves as Independent’s Chairman of the Board and CEO. Mr. Brooks has served in both of these positions since the inception of Independent in 2002. Mr. Brooks’ primary duties are to lead Independent’s board of directors in establishing Independent’s overall vision and strategic plan and to lead Independent’s management in carrying out that plan. While Independent recognizes the inherent conflict of interest that arises when the positions are held by one person, Independent believes that the overall benefit of Mr. Brooks’ leadership in both roles outweighs any potential disadvantage of this structure. Independent’s lead independent director is Douglas A. Cifu.

Independent has also structured its management team to mitigate the corporate governance risk related to the dual positions held by David R. Brooks. Daniel W. Brooks, Independent’s Vice Chairman and Chief Risk Officer, is responsible for overseeing Independent’s credit function, the most important component of Independent’s operations. Torry Berntsen, Independent’s President and Chief Operating Officer, is responsible for supervising Independent’s operations and technology in addition to overall expansion and development. In that role, Mr. Berntsen will assist Independent’s board of directors in overseeing management and ensuring that Independent is operating to implement the strategies set by the board of directors and in compliance with established policies and procedures. By having other executive officers with separate and distinct roles, Independent believes that it will obtain benefits similar to the benefits of having a separate Chairman and CEO.

Board Committees

In February 2013, Independent’s board of directors established standing committees at the Independent level in connection with the discharge of its responsibilities. These committees include an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee, and a Strategic Planning Committee. Currently and historically, Independent Bank’s board of directors has had an Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee.

In the future, Independent’s board of directors also may establish such additional committees as it deems appropriate, in accordance with applicable law and regulations and its certificate of formation and bylaws.

Audit Committee

The members of Independent’s Audit Committee are Craig E. Holmes (Chairman), Jack M. Radke and G. Stacy Smith. Independent’s board of directors has evaluated the independence of each of the members of the Audit Committee and has affirmatively determined that (i) each of the members meets the definition of an “independent director” under NASDAQ Global Market rules, (ii) each of the members satisfies the additional independence standards under applicable SEC rules for audit committee service and (iii) each of the members has the ability to read and understand fundamental financial statements. In addition, the board of directors has determined that Mr. Holmes is a financial expert and has the required financial sophistication due to his experience and background, which NASDAQ Global Market rules require at least one such Audit Committee member have.

Independent’s Audit Committee has responsibility for, among other things:

•	selecting and reviewing the performance of Independent’s independent auditors and approving, in advance, all engagements and fee arrangements;

•	reviewing the independence of Independent’s independent auditors;

•	reviewing actions by management on recommendations of the independent auditors and internal auditors;

•	meeting with management, the internal auditors and the independent auditors to review the effectiveness of Independent’s system of internal control and internal audit procedures;

•	reviewing Independent’s earnings releases and reports filed with the SEC;

•	reviewing reports of bank regulatory agencies and monitoring management’s compliance with recommendations contained in those reports; and

•	handling such other matters that are specifically delegated to the Audit Committee by Independent’s board of directors from time to time.

Independent’s Audit Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Audit Committee is available on Independent’s website at www.independent-bank.com.

Compensation Committee

The members of Independent’s Compensation Committee are William E. Fair (Chairman), Jack M. Radke and G. Stacy Smith. Independent’s board of directors has evaluated the independence of each of the members of the Compensation Committee and has affirmatively determined that each of the members meets the definition of an “independent director” under NASDAQ Global Market rules.

Independent’s board of directors has determined that each of the members of the Compensation Committee qualifies as a “nonemployee director” within the meaning of Rule 16b-3 under the Exchange Act and an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

Independent’s Compensation Committee has responsibility for, among other things:

•	reviewing, monitoring and approving Independent’s overall compensation structure, policies and programs (including benefit plans) and assessing whether the compensation structure establishes appropriate incentives for Independent’s executive officers and other employees and meets Independent’s corporate objectives;

•	determining the annual compensation of Independent’s named executive officers as noted in “Executive Compensation and Other Matters”;

•	reviewing the compensation decisions made by Independent’s named executive officers with respect to Independent’s other executive officers;

•	overseeing the administration of Independent equity plans and other incentive compensation plans and programs and preparing recommendations and periodic reports to Independent’s board of directors relating to these matters;

•	preparing the Compensation Committee report required by SEC rules to be included in Independent’s annual report; and

•	handling such other matters that are specifically delegated to the Compensation Committee by Independent’s board of directors from time to time.

Independent’s Compensation Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Compensation Committee is available on Independent’s website at www.independent-bank.com.

Corporate Governance and Nominating Committee

The members of Independent’s Corporate Governance and Nominating Committee are Douglas A. Cifu (Chairman), M. Brian Aynesworth and Michael T. Viola. Independent’s board of directors has evaluated the independence of each of the members of the Corporate Governance and Nominating Committee and has affirmatively determined that Messrs. Cifu and Viola of the Corporate Governance and Nominating Committee meet the definition of an “independent director” under NASDAQ Global Market rules, but that Mr. Aynesworth does not because he served as an executive officer of Independent Bank within the last three years. Even though Mr. Aynesworth resigned from his executive officer position with Independent Bank in April 2013, Mr. Aynesworth cannot be deemed to be independent under the rules of the NASDAQ Global Market for a period of three years from the date of his resignation.

Independent’s Corporate Governance and Nominating Committee has responsibility for, among other things:

•	recommending persons to be selected by Independent’s board of directors as nominees for election as directors and to fill any vacancies on Independent’s board of directors; provided that if this Committee is not comprised solely of independent directors under the NASDAQ Global Market rules, the Committee shall make its recommendations to the independent members of Independent’s board of directors, who, in turn, shall nominate persons to be selected by Independent’s board of directors as nominees for election as directors and to fill any vacancies on Independent’s board of directors;

•	monitoring the function of Independent’s standing committees and recommending any changes, including the creation or elimination of any committee;

•	developing, reviewing and monitoring compliance with Independent’s corporate governance guidelines;

•	reviewing and approving all related person transactions for potential conflicts of interest situations on an ongoing basis;

•	reviewing annually the composition of Independent’s board of directors as a whole and making recommendations; and

•	handling such other matters that are specifically delegated to the Corporate Governance and Nominating Committee by Independent’s board of directors from time to time.

Independent’s Corporate Governance and Nominating Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Corporate Governance and Nominating Committee is available on Independent’s website at www.independent-bank.com.

In carrying out its functions, the Corporate Governance and Nominating Committee will develop qualification criteria for all potential nominees for election, including incumbent directors, board nominees and shareholder nominees to be included in Independent’s future proxy statements. These criteria will include the following attributes:

•	integrity and high ethical standards in the nominee’s professional life;

•	sufficient educational and professional experience, business experience or comparable service on other boards of directors to qualify the nominee for service on Independent’s board of directors;

•	evidence of leadership and sound judgment in the nominee’s professional life;

•	whether the nominee is well recognized in the community and has a demonstrated record of service to the community;

•	a willingness to abide by any published code of conduct or ethics for Independent; and

•	a willingness and ability to devote sufficient time to carrying out the duties and responsibilities required as a member of Independent’s board of directors.

The Corporate Governance and Nominating Committee will also evaluate potential nominees for Independent’s board of directors to determine if they have any conflicts of interest that may interfere with their ability to serve as effective board members and to determine whether they are “independent” in accordance with NASDAQ Global Market rules (to ensure that, at all times, at least a majority of Independent’s directors are independent). Although Independent does not have a separate diversity policy, the committee considers the diversity of Independent’s directors and nominees in terms of knowledge, experience, skills, expertise and other demographics which may contribute to the board of directors.

Prior to nominating or, if applicable, recommending to the independent members of Independent’s board of directors an existing director for re-election to the board of directors, the Corporate Governance and Nominating Committee will consider and review the following attributes with respect to each existing director:

•	attendance and performance at meetings of Independent’s board of directors and the committees on which such director serves;

•	length of service on Independent’s board of directors;

•	experience, skills and contributions that the existing director brings to Independent’s board of directors;

•	independence and any conflicts of interest; and

•	any significant change in the director’s status, including the attributes considered for initial membership on Independent’s board of directors.

Strategic Planning Committee

The members of the Strategic Planning Committee are M. Brian Aynesworth (Chairman), David R. Brooks, and Torry Berntsen. Independent’s board of directors has evaluated the independence of each of the members of the Strategic Planning Committee and has affirmatively determined that none of these committee members meets the definition of an “independent director” under NASDAQ Global Market rules because Messrs. Brooks and Berntsen are executive officers of Independent and Mr. Aynesworth served as an executive officer of Independent Bank within the last three years. Even though Mr. Aynesworth resigned from his executive officer position with Independent Bank in April 2013, Mr. Aynesworth cannot be deemed to be independent under the rules of the NASDAQ Global Market for a period of three years from the date of his resignation.

Independent’s Strategic Planning Committee has responsibility for, among other things:

•	establishing plans for the growth of Independent, including organic growth plans and strategic acquisitions;

•	identifying new market areas;

•	identifying new management candidates to enhance product and geographic expansion;

•	identifying acquisition targets and developing plans to pursue acquisitions of such identified targets; and

•	reviewing capital and financing levels, financial partners, and ensuring continued access to capital and financing.

Independent’s Strategic Planning Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Strategic Planning Committee is available on Independent’s website at www.independent-bank.com.

Loan and Asset/Liability Management

Independent Bank maintains a Director Loan Committee and an Asset/Liability Committee. The Loan Committee is responsible for reviewing and approving any loan in excess of $2.5 million. The Asset/Liability Committee has responsibility for, among other things, monitoring the maturities and overall mix of Independent’s and Independent Bank’s interest rate sensitive assets and liabilities.

Code of Conduct; Code of Ethics for Chief Executive Officer and Senior Financial Officers

Independent has a Code of Conduct in place that applies to all of Independent’s directors, officers and employees. The Code of Conduct sets forth the standard of conduct that Independent expects all of Independent’s directors, officers and employees to follow, including Independent’s Chief Executive Officer and Chief Financial Officer. In addition, Independent has a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that applies to each of Independent’s senior executive officers, including Independent’s Chief Executive Officer and Chief Financial Officer, and sets forth specific standards of conduct and ethics that Independent expects from such individuals in addition to those set forth in the Code of Conduct. Independent’s Code of Conduct and Independent’s Code of Ethics for the Chief Executive Officer and Senior Financial Officers is available on Independent’s website at www.independent-bank.com. Independent expects that any amendments to the Code of Conduct or the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, or any waivers of their respective requirements, will be disclosed on Independent’s website, as well as any other means required by NASDAQ Global Market rules or the SEC.

Corporate Governance Guidelines

Independent has adopted Corporate Governance Guidelines to assist Independent’s board of directors in the exercise of its fiduciary duties and responsibilities and to promote the effective functioning of the board of directors and its committees. Independent’s Corporate Governance Guidelines are available on Independent’s website at www.independent-bank.com.

EXECUTIVE COMPENSATION AND OTHER MATTERS

The individuals who served as Independent’s Chief Executive Officer and Chief Financial Officer during 2012, as well as Independent’s three other most highly compensated executive officers for 2012, are collectively referred to as Independent’s “named executive officers.” Their compensation for 2012, 2011 and 2010 is discussed below.

Summary Compensation Table

The following table sets forth information regarding the compensation paid to each of Independent’s named executive officers for 2012, 2011 and 2010.

Name and Position	Year	Salary(1)	Bonus(2)	Stock Awards	All Other Compensation(3)	Total
David R. Brooks, Chairman and CEO	2012	$750,000	$600,000	$-	$103,781	$1,453,781
	2011	750,000	468,475	-	45,745	1,264,220
	2010	678,700	400,000	-	286,349	1,365,049

Michelle S. Hickox, Executive Vice
President and CFO(4)	2012	120,000	50,000	65,000	7,743	242,743
	2011	-	-	-	-	-
	2010	-	-	-	-	-

Daniel W. Brooks, Vice Chairman(5)	2012	310,000	140,000	65,000	101,552	616,552
	2011	300,000	115,000	-	54,165	469,165
	2010	279,200	95,000	-	65,544	439,744

Brian E. Hobart, President(6)	2012	285,000	130,000	65,000	53,882	533,882
	2011	275,000	100,000	-	55,961	430,961
	2010	253,000	75,000	-	164,556	492,556

Jan C. Webb, Executive Vice President
and Chief Operations Officer(7)	2012	195,000	40,000	16,250	51,143	302,393
	2011	190,000	40,000	-	39,060	269,060
	2010	180,000	36,000	-	72,188	288,188

(1)	The amounts shown in this column represent salaries earned during the fiscal year shown.
(2)	The amounts of bonuses for each year shown were cash bonuses earned for that year, but that were paid in the following fiscal year.
(3)	Includes 401(k) contributions, health and welfare benefits, restricted stock related payments, insurance premiums and certain perquisites and other benefits. Other than certain restricted stock related payments, none of these components of All Other Compensation exceeded $25,000 in any one year.
(4)	Ms. Hickox joined Independent as Executive Vice President and Chief Financial Officer in May 2012 and the salary shown is for the partial-year’s service.
(5)	Mr. Brooks’ title changed to Vice Chairman and Chief Risk Officer in April 2013.
(6)	Mr. Hobart’s title changed to Vice Chairman and Chief Lending Officer in April 2013. At that time, Mr. Hobart was also named as President-Independent Bank Central Texas and, in that capacity, he is directly responsible for Independent Bank’s operations in Independent’s Austin/Central Texas market area.
(7)	Ms. Webb served as Independent’s Chief Financial Officer until May 2012. Ms. Webb’s title changed to Executive Vice President and Secretary in April 2013.

Narrative Discussion of Summary Compensation Table

General. Independent has compensated Independent’s named executive officers through a mix of base salary, cash incentive bonuses and other benefits, included to a limited extent, perquisites. Independent established its existing executive compensation philosophy and practices to fit Independent’s historical status as a privately held corporation. Independent believes the current mix of these compensation elements and the amounts of each element provide Independent’s named executive officers with compensation that is reasonable, competitive within Independent’s markets, appropriately reflects Independent’s performance and their particular contributions to that performance, and takes into account applicable regulatory guidelines and requirements. Each of Independent’s named executive officers is also an officer of Independent Bank and has substantial responsibilities in connection with the day-to-day operations of Independent Bank. As a result, each named executive officer devotes a substantial majority of his or her business time to the operations of Independent Bank, and the compensation he or she receives is paid largely to compensate that named executive officer for his or her services to Independent Bank.

Independent currently does not have employment agreements with any of Independent’s named executive officers, who are employees “at will.” As a result, the salaries and bonuses that Independent pays to its named executive officers are determined at the discretion of Independent’s board of directors after consultation with management. In addition, Independent has not previously maintained any “change in control,” severance or noncompetition agreements with any of its named executive officers and has not had obligations to make any payment under any such agreement to any of its named executive officers in the event Independent experiences any change in the control of Independent or upon their severance from, or other termination of, their employment with Independent.

Independent does not maintain any defined benefit plan, actuarial benefit plan, supplemental executive retirement plan or deferred compensation plan for Independent’s named executive officers or any of other employees. Moreover, Independent has no plan, agreement or other arrangement with any of Independent’s named executive officers relating to the payments of any amounts upon the retirement of such named executive officer from employment with Independent or any other separation from service with Independent.

Base Salary. The base salaries of Independent’s named executive officers have been historically reviewed and set annually by Independent’s board of directors as part of Independent’s performance review process as well as upon the promotion of an executive officer to a new position or another change in job responsibility. In establishing base salaries for Independent’s named executive officers, Independent’s board of directors has relied on external market data obtained from outside sources, including the Independent Bankers Association of Texas and other banking industry trade groups. In addition to considering the information obtained from such sources, the board of directors has considered:

•	each named executive officer’s scope of responsibility;

•	each named executive officer’s years of experience;

•	the types and amount of the elements of compensation to be paid to each named executive officer;

•	Independent’s financial performance and performance with respect to other aspects of Independent’s operations, such as Independent’s growth, asset quality, profitability and other matters, including the status of Independent’s relationship with the banking regulatory agencies; and

•	each named executive officer’s individual performance and contributions to Independent’s performance, including leadership, team work and community service.

Cash Bonuses. Independent typically has paid a cash bonus to its named executive officers. Annual incentive awards are intended to recognize and reward those named executive officers who contribute meaningfully to Independent’s performance for the year. Independent’s board of directors has, within its sole discretion, determined whether such bonuses will be paid for any year and the amount of any bonus paid. The board of directors has not relied on any pre-established formula or specific performance measures to determine the amount of the bonuses paid, but the board of directors does review external market data from outside sources in setting the amount of bonuses. In determining whether to pay cash bonuses to any named executive officer for any year and the amount of any cash bonus to be paid, the board of directors has considered such factors, as:

•	the personal performance of the executive officer and contributions to Independent’s performance for the year, including leadership, team work and community service; and

•	Independent’s financial performance, including, its growth, asset quality and profitability.

Benefits and Perquisites. Independent’s named executive officers are eligible to participate in the same benefit plans designed for all of Independent’s full-time employees, including health, dental, vision, disability and basic group life insurance coverage. Independent also provides its employees, including its named executive officers, with a 401(k) plan to assist its employees, including its named executive officers, in planning for retirement and securing appropriate levels of income during retirement. The purpose of Independent’s employee benefit plans is to help Independent attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by Independent’s competitors. Except as described below, none of the perquisites or benefits paid or provided to any of Independent’s named executive officers exceeded $25,000 in amount for 2012, 2011 or 2010.

Independent Bank Group 401(k) Profit Sharing Plan. The Independent Bank Group 401(k) Profit Sharing Plan, or the 401(k) Plan, is designed to provide retirement benefits to all eligible full-time and part-time employees. The 401(k) Plan provides employees the opportunity to save for retirement on a tax-favored basis. Independent’s named executive officers, all of whom were eligible to participate in the 401(K) Plan during 2012, 2011 and 2010, may elect to participate in the 401(k) Plan on the same basis as all other employees. Employees may defer from 1% to 100% of their compensation to the 401(k) Plan up to the applicable IRS limit. Independent matches from 50% to 100% of an employee’s annual contribution to the 401(K) Plan, depending on the employee’s years of service with Independent, up to a total of 6% per annum of the employee’s eligible salary. Independent makes its matching contributions in cash, and that contribution is invested according to the employee’s current investment allocation. Independent made contributions to its named executive officers’ accounts in the 401(k) plan in 2012, 2011 and 2010 in varying amounts depending on the amounts of the contributions made by the named executive officers to their respective 401(k) Plan accounts.

Health and Welfare Benefits. Independent’s named executive officers are eligible to participate in Independent’s standard health and welfare benefits program, which offers medical, dental, vision, life, accident, and disability coverage to all of its eligible employees. Independent does not provide the named executive officers with any health and welfare benefits that are not generally available to its other employees.

Restricted Stock-related Payments. Independent has agreed to pay to the holders of restricted stock granted by Independent an amount equal to 25% of the then fair market value of any shares vesting within thirty days after those shares vest. Independent pays that amount to provide the holder of vested shares a source of funds to pay the federal income taxes due with respect to compensation income received upon the vesting of the shares. In 2010, Independent’s named executives officers who received such payments in excess of $25,000 and the aggregate amount of such payments were: David R. Brooks, $249,975; Brian E. Hobart, $118,470; and Jan C. Webb, $34,375. No such payments were made in 2011. In 2012, Independent’s named executive officers who received such payments in excess of $25,000 and the aggregate amount of such payments were David R. Brooks, $61,000, and Daniel W. Brooks, $45,750.

Insurance Premiums. Independent Bank maintains bank-owned life insurance policies with respect to each of Independent’s named executive officers. Although Independent Bank is the named beneficiary of each of those policies, Independent has agreed with each of those named executive officers that if the officer dies while employed by Independent Bank, Independent will pay such named executive officer’s estate an amount equal to the amount of that officer’s salary for the year in which his or her death occurs out of the benefits Independent Bank receives under such policy.

Perquisites. Independent has previously provided certain of its named executive officers with a limited number of perquisites that Independent believed had been reasonable and consistent with Independent’s overall compensation program to better enable Independent to attract and retain superior employees for key positions. Independent’s board of directors had periodically reviewed the levels of perquisites and other personal benefits provided to named executive officers. Based on this periodic review, perquisites were awarded or adjusted on an individual basis. The perquisites received by Independent’s named executive officers in 2012, 2011 and 2010 included automobile allowances and country club memberships. Independent discontinued awarding such perquisites to its named executive officers in April 2013.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding unvested stock awards held by the named executive officers as of December 31, 2012. The then outstanding stock awards were shares of restricted stock subject to forfeiture provisions that expire on the fifth anniversary of the date of grant so long as the holder of the shares remains employed by Independent or Independent Bank on that date.

	Stock Awards as of December 31, 2012
Name	Number of Shares of Stock that have not Vested(1) (#)	Market Value of Shares of Stock that have not Vested(2)
David R. Brooks	41,270	838,305
Michelle S. Hickox	3,200	65,000
Daniel W. Brooks	22,400	455,000
Brian E. Hobart	24,371	495,040
Jan C. Webb	10,400	211,250

(1)	The following table shows the dates on which the shares of restricted stock shown in the table above vest, i.e., the date on which the forfeiture provisions expire as to the shares of restricted stock held by each of Independent’s named executive officers:

Name	Vesting Dates	Number of Shares to Vest
David R. Brooks	March 1, 2013	2,870
	January 1, 2014	38,400

Michelle S. Hickox	May 1, 2017	3,200

Daniel W. Brooks	January 1, 2014	19,200
	January 1, 2017	3,200

Brian E. Hobart	March 1, 2013	5,171
	January 1, 2014	16,000
	January 1, 2017	3,200

Jan C. Webb	January 1, 2014	9,600
	January 1, 2017	800

(2)	The market values for the outstanding stock awards presented as of December 31, 2012 are based on a fair market value of Independent’s common stock of $20.31 per share as of December 31, 2012. At such date, Independent’s common stock was not traded in the open market and, therefore, no established market value of a share of common stock existed. Consequently, the per share market value used to calculated the values shown in this table was based on the price at which Independent sold shares of Independent’s common stock in 2012.

Director Compensation

The following table sets forth information regarding 2012 compensation for those of Independent’s directors during 2012 who are currently directors and who were not named executive officers of Independent for 2012:

Name	Fees Earned or Paid in Cash	All Other Compensation	Total
M. Brian Aynesworth	$2,000	$9,600	$11,600
Torry Berntsen	2,000	9,150	11,150
Douglas A. Cifu	500	—	500
William E. Fair	2,000	11,850	13,850
Jack M. Radke	2,000	9,900	11,900

Director fees for 2012 were $500 per meeting attended and have remained unchanged for 2013. The amounts in “All Other Compensation” shown in the foregoing table are the fees paid to those directors in their capacities as directors of Independent Bank. Independent’s directors who were also Independent’s named executed officers do not receive fees or other compensation for their service as directors of Independent.

Independent modified its director compensation program in April 2013 and under that modified program Independent’s nonmanagement directors receive an annual cash retainer of $30,000 and an annual award of shares of restricted stock under the 2013 Equity Incentive Plan with a market value of $10,000 for their service as a director. In addition, the chairman of the Audit Committee of Independent’s board of directors receives an additional annual cash retainer of $10,000 and the chairmen of Independent’s Compensation Committee, Governance and Nominating Committee and Strategic Planning Committee receive an additional annual cash retainer of $5,000 for their service in those roles. Independent’s directors are reimbursed for the reasonable out-of-pocket expenses they incur in connection with their service as directors, including travel costs to attend the meetings of the board of directors and committees. Independent does not pay directors’ fees to its executive officers who serve as directors of Independent.

Chief Executive Officer Compensation

The compensation that Independent paid David R. Brooks, Independent’s Chairman and Chief Executive Officer, during 2012 and 2011 and in the years prior thereto was determined by Independent’s board of directors to reflect the board of directors’ view of Mr. Brooks’ continuing contribution to the success of Independent’s operations. That compensation, including Mr. Brooks’ salary for 2013, which has not materially changed from his salary in 2012, and his anticipated cash bonus and equity awards for 2013, are intended to compensate Mr. Brooks for his successful leadership of Independent and Independent Bank and management of their operations, as reflected by Independent’s growth in assets, deposits, and net income, the expansion of Independent’s markets, the successful completion of four acquisitions in an approximately twenty-six-month span, and the maintenance of Independent’s strong asset quality and credit culture. Mr. Brooks’ previous compensation program, which was designed with input from Independent’s majority shareholder, was intended to provide Mr. Brooks with current and long-term compensation that, in the context of a privately held company, appropriately rewarded Mr. Brooks for his contributions to Independent’s overall success.

Pursuant to the April 2013 consummation of Independent’s initial public offering, Mr. Brooks’ compensation program will be reviewed by the Compensation Committee and, if necessary, modified to bring Mr. Brooks’ total direct compensation into alignment with the compensation of chief executive officers of comparable publicly held bank holding companies. Although the Compensation Committee will continue to determine Mr. Brooks’ compensation based on its determination of what will be in the best interest of Independent and its shareholders, as was done previously by the board of directors, Independent expects that, in conjunction with the April 2013 consummation of Independent’s initial public offering, the Compensation Committee will realign the components of Mr. Brooks’ compensation program to make the long-term equity incentive compensation he receives a greater proportion of his total direct compensation and reduce the proportion that Mr. Brooks’ base salary and cash bonus compensation constitutes of his total direct compensation.

Independent further anticipates that it will alter its compensation program for Independent’s other senior executive officers to be based on a structure similar to the structure of Independent’s Chief Executive Officer’s compensation program. Independent expects to adopt an executive compensation program that will implement an executive compensation philosophy that will help Independent achieve a balance of the program’s incentives with protections against structural risks to be built into that program, which balance will help ensure that Independent’s short-term performance is not achieved at the expense of long-term performance and growth in shareholder value. Independent believes that such a program will allow Independent to both fairly compensate the members of Independent’s management and give them the necessary incentives to create greater shareholder value.

Equity Incentive Plans

In connection with the April 2013 consummation of Independent’s initial public offering, Independent adopted a new Equity Incentive Plan, or the 2013 Equity Incentive Plan, under which Independent may make annual and other equity-based awards to encourage and motivate selected key employees and Independent’s directors to contribute to the successful performance of Independent and to the growth in the value of Independent’s common stock and to help Independent attract, retain and reward key employees, directors and other service providers. Pursuant to the 2013 Equity Incentive Plan, the Compensation Committee may grant awards to eligible persons in the form of restricted stock, restricted stock rights, restricted stock units, qualified and nonqualified stock options, performance-based share awards, and other equity-based awards. Although Independent currently anticipates that in the foreseeable future Independent will grant only awards of restricted stock, the 2013 Equity Incentive Plan allows Independent flexibility with respect to the type of equity incentive compensation Independent provides to its management over the next five years. Up to 800,000 shares of common stock are available and reserved for issuance under the 2013 Equity Incentive Plan, which is approximately 6.2% of the outstanding shares of Independent’s common stock. Awards granted under the Equity Incentive Plan will vest and, to the extent applicable, become exercisable on the terms set forth in the Equity Incentive Plan and the award agreements notifying award recipients of awards made under the 2013 Equity Incentive Plan will contain such other terms and conditions as determined by the Compensation Committee and as are consistent with the 2013 Equity Incentive Plan’s provisions. The 2013 Equity Incentive Plan enables the Compensation Committee to grant share-based awards containing terms that require Independent to meet specific performance criteria before the shares covered by the awards will vest or will be issued to, and vest in, the award recipient. In addition, the 2013 Equity Incentive Plan allows for acceleration of vesting and exercise of grants if a plan participant is terminated without cause or in the event of the participant’s death or disability or upon a change in control of Independent. If an award recipient’s employment is terminated for cause, all unvested awards held by that award recipient will expire at the date of termination unless agreed otherwise by the Compensation Committee at its sole discretion.

Independent issued an aggregate of 112,320 shares of restricted stock pursuant to the 2013 Equity Incentive Plan in connection with the April 2013 consummation of Independent’s initial public offering to Independent’s named executive officers, other executive officers and directors in the following amounts:

Name	Number of Restricted Shares Issued
David R. Brooks	25,600
Torry Berntsen	16,000
Daniel W. Brooks	12,800
Brian E. Hobart	11,200
Michelle S. Hickox	8,000
Jan C. Webb	4,800
M. Bryan Aynesworth	960
Douglas A. Cifu	960
William E. Fair	960
Craig E. Holmes	960
Jack M. Radke	960
G. Stacy Smith	960
Michael T. Viola	960
Senior officers of Independent Bank not listed above (11 persons)	27,200

Restricted shares granted in connection with the April 2013 consummation of Independent’s initial public offering will vest in five equal annual installments over the five years following the date of grant so long as the holder of the restricted shares continues to be employed by or provide services as a director to Independent or Independent Bank. Independent expects that the terms of all other restricted shares granted under the 2013 Equity Incentive Plan will provide for those restricted shares to vest in three annual installments over the three years following their date of grant so long the holder of the restricted shares remains an employee or provide services as a director to Independent or Independent Bank. The holders of the restricted shares will be entitled to vote those shares and to receive the same dividends on those shares as do all other shareholders, unless the restricted shares are earlier forfeited. However, the holders of unvested restricted shares will not be permitted to transfer or sell the restricted shares or any interest therein prior to the vesting of those restricted shares. If a holder of unvested shares of restricted stock terminates his or her employment with or no longer provides services as a director to Independent or Independent Bank, or his or her employment is terminated with cause, prior to the vesting date with respect to those shares, all such unvested shares will be forfeited. The restricted shares to be issued will vest immediately upon the death, disability or termination without cause of the holder of the shares. Upon a change in control of Independent, the restricted shares will vest immediately unless the successor company assumes the Equity Incentive Plan and the related grants, in which case vesting will continue to be governed by the Equity Incentive Plan and the terms and conditions of the applicable grants.

Last year, Independent adopted the 2012 Stock Grant Plan under which restricted stock rights relating to up to 96,531 shares of Independent’s common stock could be issued to employees of Independent and Independent Bank. Independent had issued restricted stock rights covering a total of 58,560 shares through January 31, 2013. No additional restricted stock rights or other equity awards may be granted under this plan although this plan remains in effect to govern the restricted stock rights that are then remaining outstanding. The recipient of the restricted stock rights will forfeit those rights to Independent if the recipient ceases to be employed by Independent or Independent Bank at any time prior to the fifth anniversary of the grant of the restricted stock rights. A recipient not forfeiting such restricted stock rights will receive the number of shares of Independent’s common stock to which those rights relate if he or she remains employed by Independent or Independent Bank on that anniversary date. The recipient may not vote those shares, receive any dividends or other distributions with respect to shares issuable upon the vesting of the rights or transfer or sell those rights or any interest therein. However, Independent pays cash bonuses to the holders of these awards equal to the amount of the dividends they would have received had they been vested in the awards and been issued shares of Independent’s common stock in settlement of the awards. If the award recipient terminates his or her employment with Independent or Independent Bank, or his or her employment is terminated with cause, prior to the vesting date with respect to those rights, all such unvested rights will be immediately forfeited. The restricted stock rights will vest immediately upon a change in control of Independent or the death, disability or termination without cause of the holder of the rights. Under Independent’s 2012 Stock Grant Plan’s terms, Independent agreed to pay to the award recipients an amount equal to 25% of the then fair market value of the shares issued to them upon the vesting of the restricted stock rights within thirty days after those rights vest. Independent pays that amount to provide the holder of the vested shares with funds to pay the federal income taxes due with respect to compensation income received upon the receipt of the shares.

Independent adopted a Stock Grant Plan in 2005 under which Independent issued a total of 112,000 restricted shares of Independent’s common stock to employees of Independent and Independent Bank. No additional shares of Independent’s restricted stock or other equity awards may be granted under this plan, although this plan will remain in effect to govern any shares of restricted stock that remain outstanding. Independent also issued 209,421 restricted shares of Independent’s common stock to employees of Independent and Independent Bank in a series of separate awards under written compensation contracts. The shares Independent granted under this plan and pursuant to these contracts were or are subject to forfeiture to Independent if the holder was or is not employed by Independent or Independent Bank on the fifth anniversary of the grant of the shares to the holder. A total of 150,048 of the restricted shares granted continue to be subject to forfeiture pursuant to such vesting condition, while a total of 3,360 shares of restricted stock issued under this plan and series of awards had been forfeited as of December 31, 2012. The holders of the shares that are subject to forfeiture may vote those shares and receive the same dividends on those shares as do all other shareholders. However, the holder may not transfer or sell those shares prior to satisfaction of the vesting condition. If a holder of unvested shares of restricted stock terminates his or her employment with Independent or Independent Bank, or his or her employment is terminated with cause, prior to the vesting date with respect to those shares, all such unvested shares will be forfeited. The restricted shares will vest immediately upon a change in control of Independent or the death, disability or termination without cause of the holder of the shares.

Noncompetition Agreements

In connection with the issuance of the shares of restricted stock Independent issued to Independent’s executive officers and certain senior officers of Independent Bank pursuant to the 2013 Equity Incentive Plan, Independent will require that each recipient of an award enter into an award agreement that will include noncompetition and nonsolicitation covenants. Each such agreement will provide that the award recipient will not compete with Independent for a specified period following the termination of his or her employment with Independent or Independent Bank. Competition for such purposes will be defined to include such person acting as an officer, director, manager or employee of, or a consultant to, any bank holding company, bank or other financial institution conducting banking operations in Independent’s market areas in the State of Texas. The periods for which such competition will be prohibited will be two years for David R. Brooks, one year for each of Torry Berntsen, Daniel W. Brooks, Michelle S. Hickox, Brian E. Hobart and Jan C. Webb and three months for those award recipients who are senior officers of Independent Bank. The various award recipients will also agree not to solicit other employees or customers of Independent or Independent Bank for a one-year period following the termination of their employment with Independent or Independent Bank.

Additional Information Regarding Executive Compensation

No Change in Control or Severance Payment Obligations. Other than as described in “Equity Incentive Plans,” Independent does not have any agreement with, or obligations to, any of Independent’s named executive officers or other executive officers to make any payments, accelerate any equity awards or provide any other consideration to any such officer in connection with any change in control of Independent or Independent Bank or such an officer’s severance from employment with Independent or Independent Bank.

Compensation Committee of Independent’s Board of Directors. Historically, Independent Bank’s board of directors has maintained a Compensation Committee that has overseen the compensation for Independent Bank’s senior officers. Independent’s board of directors recently established a Compensation Committee comprised solely of directors who are independent under SEC rules and the rules for the NASDAQ Global Market, including NASDAQ’s currently proposed rules relating to the independence of the members of Compensation Committees. See “Management—Board and Committee Matters—Compensation Committee” for a description of the Compensation Committee’s responsibilities.

Independent’s board of directors has directed the Compensation Committee to review Independent’s executive officer compensation program and determine if:

•	Independent’s executive officer compensation is appropriately linked to Independent’s short-term and long-term financial and other performance;

•	the interests of Independent’s executive officers are appropriately aligned with the interests of Independent’s shareholders or can be more appropriately aligned through greater equity ownership by Independent’s executive officers and by having a greater proportion of executive officer compensation tied to Independent’s financial and other performance; and

•	the base salaries and incentive compensation opportunities provided to Independent’s executive officers are competitive with those packages offered by other similarly situated and similarly performing financial institutions.

Independent’s board of directors has also instructed the Compensation Committee to address such other matters relating to Independent’s executive compensation program as they deem appropriate.

In accordance with its charter, the Compensation Committee has the responsibility and authority of establishing the philosophy that will underlie Independent’s executive compensation program, for establishing and implementing that program and for reviewing and setting the compensation of each of Independent’s named executive officers and other executive officers. Independent’s board of directors has directed the Compensation Committee, in accordance with its charter, to ensure that Independent’s executive compensation program is designed and executed in a manner necessary to reflect Independent’s executive compensation philosophy, to achieve Independent’s goals and objectives and is consistent with regulatory requirements.

Compensation Policies and Practices and Independent’s Risk Management

Independent believes that no risks arise from Independent’s compensation policies and practices for Independent’s executive officers and other employees that are reasonably likely to have a material adverse effect on Independent’s operations, results of operations or financial condition.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Transaction Review Policy

Independent has adopted a formal written policy concerning related party transactions. A related party transaction is a transaction, arrangement or relationship or a series of similar transactions, arrangements or relationships in which the amount involved exceeds $120,000, in which Independent or one of Independent’s consolidated subsidiaries participates (whether or not Independent or the subsidiary is a direct party to the transaction), and in which a director, nominee to become a director, executive officer or employee of Independent or one of Independent’s consolidated subsidiaries or any of his or her immediate family members or any entity that any of them controls or in which any of them has a substantial beneficial ownership interest has a direct or indirect material interest; or in which any person who is the beneficial owner of more than 5% of Independent’s voting securities or a member of the immediate family of such person has a direct or indirect material interest. A copy of Independent’s policy may be found on Independent’s website at www.independent-bank.com.

Independent’s policy requires Independent’s Corporate Governance and Nominating Committee to ensure that Independent maintains an ongoing review process for all related party transactions for potential conflicts of interest and requires that the Corporate Governance and Nominating Committee pre-approve any such transactions or, if for any reason pre-approval is not obtained, to review, ratify and approve or cause the termination of such transactions. Independent’s Corporate Governance and Nominating Committee evaluates each related party transaction for the purpose of recommending to the disinterested members of Independent’s board of directors whether the transaction is fair, reasonable and permitted to occur under Independent’s policy, and should be pre-approved or ratified and approved by Independent’s board of directors. Relevant factors considered relating to any approval or ratification include the benefits of the transaction to Independent, the terms of the transaction and whether the transaction will be or was on an arm’s-length basis and in the ordinary course of Independent’s business, the direct or indirect nature of the related party’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. At least quarterly, management will provide Independent’s Corporate Governance and Nominating Committee with information pertaining to related party transactions. Related party transactions entered into, but not approved or ratified as required by Independent’s policy concerning related party transactions, will be subject to termination by us or the relevant subsidiary, if so directed by Independent’s Corporate Governance and Nominating Committee or Independent’s board of directors, taking into account factors as deemed appropriate and relevant. Lending and other banking transactions in the ordinary course of business and consistent with the insider loan provisions of Regulation O of the Federal Reserve are not treated as related party transactions under this policy and, instead, these transactions are monitored and approved, if necessary, by Independent Bank’s board. In addition, any transaction in which the rates or charges are determined by competitive bids are not subject to approval under the policy.

Independent’s directors, officers, beneficial owners of more than 5% of Independent’s voting securities and their associates were customers of and had transactions with Independent in the past, and additional transactions with these persons are expected to take place in the future. All outstanding loans and commitments to loan with these persons were made in the ordinary course of business, were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to Independent or Independent Bank and did not involve more than the normal risk of collectability or present other unfavorable features. All such loans are approved by Independent Bank’s board of directors in accordance with the bank regulatory requirements. Similarly, all certificates of deposit and depository relationships with these persons were made in the ordinary course of business and involved substantially the same terms, including interest rates, as those prevailing at the time for comparable depository relationships with persons not related to Independent or Independent Bank.

Related Person Transactions

The following is a description of transactions during and after December 2008 in which Independent has participated and in which one or more of Independent’s directors, executive officers or beneficial holders of more than 5% of Independent’s capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

Issuance of Warrants

Independent restructured its credit facility with TIB—The Independent Bankers Bank, or TIB, in December 2008. At that time, Independent reallocated its credit facility between senior secured debt and subordinated debt. To complete this restructure, certain shareholders of Independent agreed to purchase $4.5 million in subordinated debt held by TIB in certain circumstances. Independent issued warrants to purchase shares of Independent’s common stock to these shareholders to compensate them for undertaking this credit enhancement risk.

Independent issued the warrants in December 2008 to purchase a total of 150,544 shares, all of which are currently outstanding and currently exercisable. The exercise price is $17.19 per share. The warrants must be exercised by December 23, 2018, and are not assignable. When, if and to the extent the warrants are exercised, Independent will receive additional capital and the number of outstanding shares of Independent’s common stock will increase. The following table lists the warrants issued to certain of Independent’s directors, executive officers and beneficial holders of 5% of Independent’s voting securities and their respective affiliates:

Shareholder/Directors/Executive Officers	Warrants
Vincent J. Viola	93,091
David R. Brooks	23,270

Issuance of Subordinated Debentures

Since January 2009, Independent has conducted four separate private placements of Independent’s 7% fixed rate subordinated debentures to raise capital to support Independent’s growth and expansion efforts. The material terms of each series of debentures are the same and are as follows:

•	Interest accruing at the rate of 7% per annum, payable quarterly;

•	Principal payments due on the third anniversary of issuance of debentures of the series and then semi- annually over the remaining four years until maturity;

•	Prepayable at Independent’s option and without any prepayment penalty or premium after the third anniversary of issuance of debentures of the series;

•	Maturing on the last day of the seventh year of the term of the series of debenture;

•	Subordinated in right of payment to all existing and future senior debt; and

•	Unsecured with no sinking fund requirement.

The following table lists the aggregate principal amount of debentures purchased by certain of Independent’s directors, executive officers, and beneficial holders of more than 5% of Independent’s voting securities, and their respective affiliates and the amount of interest paid from January 1, 2011, through December 31, 2012. No payments of principal have been made with respect to any such debentures.

Name	Aggregate Principal Amount Purchased		Interest Paid
M. Brian Aynesworth	$350,000	(1)	$24,500
Torry Berntsen	185,000	(2)	10,500

(1)	Includes $100,000 held by Mr. Aynesworth’s SEP account.
(2)	Includes $155,000 owned jointly with Mr. Berntsen’s spouse and $30,000 owned jointly with Mr. Berntsen’s mother.

Other Transactions

IBG Adriatica. In December 2011, Independent’s nonbank subsidiary, IBG Adriatica sold for an aggregate purchase price of $1.5 million approximately 16,000 square feet of undeveloped real property, an associated interest in the common areas and an option to acquire an additional 32,000 square feet of real property in the Adriatica Development to Himalayan Ventures, L.P. In 2012, IBG Adriatica sold to Himalayan Ventures approximately five acres of undeveloped land in the Adriatica development and an associated interest in the common areas for an aggregate purchase price of approximately $3.5 million. IBG Adriatica used the net proceeds of these transactions to reduce the principal balance of the Adriatica property acquisition indebtedness.

Himalayan Ventures is an investment partnership comprised of principals of Independent, including Vincent Viola, David R. Brooks, Torry Berntsen, Douglas A. Cifu and Daniel W. Brooks. The purchase prices paid equaled the appraised value of the property sold in each transaction. An independent committee of Independent’s board of directors approved the terms of the sale prior to IBG Adriatica entering into these transactions. Independent believes that the foregoing transactions with Himalayan Ventures are consistent with terms that are at least as favorable to Independent as could have been arranged with unrelated third parties and are in compliance with applicable regulations established by bank regulatory agencies regarding related party transactions.

IBG Aircraft Acquisition, Inc., a subsidiary of Independent Bank, or IBG Aircraft, owns an airplane and leases the aircraft to Independent Bank. Independent Bank primarily uses the aircraft to facilitate the travel of Bank employees to and from Independent Bank’s thirty locations across North Texas and Central Texas. Independent Bank has an arrangement with Noel-Levitz LLC regarding the use of the airplane. Noel-Levitz is a higher education consulting firm headquartered in Colorado that, until December 31, 2012, was controlled by Vincent Viola and David R. Brooks, Independent’s majority shareholder and Independent’s Chairman of the Board and Chief Executive Officer, respectively. David R. Brooks continues to serve on the board of managers of Noel-Levitz. As part of the arrangement between Independent Bank and Noel-Levitz, David R. Brooks uses the airplane for corporate travel related to the business of Noel-Levitz. Noel-Levitz reimburses Independent Bank for the costs of operation of the airplane (computed on an hourly basis and includes fuel, maintenance reserves and other operating costs) as established by Independent Bank’s aviation committee, a committee of Independent Bank’s board of directors comprised of David R. Brooks, Torry Berntsen, William E. Fair and David Wood. Independent believes the terms of this arrangement are at least as favorable to Independent Bank as could have been arranged with an unrelated third party and is in compliance with third party regulations established by bank regulatory agencies.

Independent Bank leases its Woodway Branch in Waco from Waco Fairbank Realty, Ltd., of which William E. Fair, one of Independent’s directors, is a limited partner. Independent Bank pays rent of $26.43 per square foot for this 4,787 square foot facility, or $126,497 annually. Additionally, in March 2011, Independent Bank sold a 2,000 square foot office building to Mr. Fair’s IRA. Independent Bank had previously foreclosed on the building and was holding it as ORE. The purchase price was $200,000. Independent Bank had marketed the property with two separate real estate agents that produced offers from unrelated parties for less than $200,000. Mr. Fair’s IRA also paid the closing costs. As part of the transaction, Independent Bank loaned Mr. Fair’s IRA $150,000 at a fixed interest rate of 5.50%. Principal and interest is payable monthly on the basis of fifteen years with a balloon payment due at maturity in May 2016. In December 2011, the loan was modified to lower the interest rate to 4.75% and to extend the maturity date to December 2016. Independent believes that these arrangements are at least as favorable to Independent Bank as could have been arranged with unrelated third parties and are in compliance with third party regulations for transactions with directors and their affiliates established by bank regulatory agencies.

Tax Indemnification Agreements. Independent is party to certain tax indemnification agreements with each of Independent’s existing shareholders. Pursuant to these agreements, Independent has agrees that upon filing any tax return (amended or otherwise), or in the event of any restatement of Independent’s taxable income, in each case for any period during which Independent was an S corporation, Independent will make a payment to each shareholder on a pro rata basis in an amount sufficient so that the shareholder with the highest incremental estimated tax liability (calculated as if the shareholder would be taxable on its allocable share of Independent’s taxable income at the highest applicable federal, state and local tax rates and taking into account all amounts Independent previously distributed in respect of taxes for the relevant period) receives a payment equal to its incremental tax liability. Independent also agrees to indemnify the shareholders for any interest, penalties, losses, costs or expenses (including reasonable attorneys’ fees) arising out of any claim under the agreements.

BENEFICIAL OWNERSHIP OF LIVE OAK FINANCIAL COMMON STOCK BY MANAGEMENT

AND PRINCIPAL SHAREHOLDERS OF LIVE OAK FINANCIAL

The following table sets forth certain information regarding the beneficial ownership of Live Oak Financial common shares as of the record date by (1) each director, the Chief Executive Officer, the Chief Financial Officer and the three other most-highly compensated executive officers of Live Oak Financial, (2) each person who is known by Live Oak Financial to own beneficially 5% or more of the common shares of Live Oak Financial, and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Live Oak Financial believes that each person has sole voting and dispositive power over the shares indicated as owned by such person.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned(1)
Directors and Named Executive Officers:
Harlan Bilton	26,508	(2)	4.43%
Jackie Cook	100	(3)	*
Willis I. Cottel, M.D.	65,896	(4)	11.00
M. Sue Dorsey	21,112		3.52
Danny Oberst	29,508	(5)	4.93
Rodney J. Rohrich, M.D.	25,896		4.32
Carl B. Schieffer	27,007	(6)	4.51
Corbie Wood	25	(7)	*
Directors and Executive Officers as a Group (8 persons)	196,052	(8)	32.73

*	Indicates ownership which does not exceed 1.00%.
(1)	Unless otherwise stated in the footnotes below, the percentage beneficially owned was calculated based on 598,948 common shares of Live Oak Financial outstanding as of the record date.
(2)	Shares are held by Mr. Bilton and his spouse, Carol Bilton, as joint tenants.
(3)	Shares are held jointly by Mrs. Cook and her spouse, Gary Cook.
(4)	Shares are held by Dr. Cottel as Trustee of the Willis I. Cottel Living Trust.
(5)	Shares are held jointly by Mr. Oberst and his spouse, Dawn Oberst.
(6)	Shares are held jointly by Mr. Schieffer and his spouse, Linda M. Schieffer.
(7)	Shares are held jointly by Mrs. Wood and her spouse, Olin T. Wood.
(8)	See notes (2) through (7).

BENEFICIAL OWNERSHIP OF INDEPENDENT COMMON STOCK BY MANAGEMENT AND

PRINCIPAL SHAREHOLDERS OF INDEPENDENT

The following table sets forth certain information regarding the beneficial ownership of Independent common stock as of October 7, 2013, by (1) directors and named executive officers of Independent, (2) each person who is known by Independent to own beneficially 5% or more of Independent common stock and (3) all directors and named executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Independent believes that each person has sole voting and dispositive power over the shares indicated as owned by such person and the address of each shareholder is the same as the address of Independent.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage Beneficially Owned(2)
Directors and Executive Officers:
David R. Brooks(3)	1,075,568	8.9%
Torry Berntsen	58,792	*
Daniel W. Brooks(4)	220,821	1.8
Brian E. Hobart(5)	215,829	1.8
Michelle S. Hickox	10,500	*
Jan C. Webb(6)	51,200	*
M. Brian Aynesworth(7)	397,236	3.3
Douglas A. Cifu(8)	143,467	1.2
William E. Fair(9)	198,141	1.6
Craig E. Holmes	4,460	*
Jack M. Radke(10)	126,906	1.1
G. Stacy Smith(11)	135,740	1.1
Michael T. Viola	20,191	*
All Directors and Executive Officers as a Group (13 persons)	2,658,851	22.0%
Principal Shareholders:
5% Security Holders:
Vincent J. Viola(12)	4,727,203	39.1%

*	Indicates ownership that does not exceed 1%.
(1)	Beneficial ownership does not include certain officers’ restricted shares rights granted pursuant to our 2012 Stock Grant Plan which have not vested.
(2)	Ownership percentages reflect the ownership percentage assuming that such person, but no other person, exercises all warrants to acquire shares of our common stock held by such person that are currently exercisable. The ownership percentage of all executive officers and directors, as a group, assumes that all 13 persons, but no other persons, exercise all warrants to acquire shares of our common stock held by such persons that are currently exercisable.
(3)	Of these shares, 1,009,706 are held of record by David R. Brooks and 12,800 shares are held of record by trusts for his children of which he and his wife are trustees. Mr. Brooks holds warrants to purchase 23,270 shares, which are included in his total shares, and 250,000 of Mr. Brooks’ shares are pledged as security for bank loans.
(4)	Includes warrants to purchase 4,656 shares and 100,000 shares pledged as security for bank loans.
(5)	Includes warrants to purchase 4,218 shares and 100,000 shares pledged as security for bank loans.
(6)	Includes warrants to purchase 1,309 shares and 12,800 shares pledged as security for bank loans.
(7)	Includes warrants to purchase 5,818 shares.
(8)	Includes 28,832 shares owned of record by Mr. Cifu and 94,544 shares to be beneficially owned indirectly by Mr. Cifu through his ownership interest in VV-IB, LLC, which entity owns 405,000 shares of Independent common stock previously owned by Vincent Viola individually. VV-IB, LLC is beneficially owned by Mr. Cifu (23.3442%) and Vincent J. Viola (76.6558%). Mr. Viola is the sole managing member of VV-IB, LLC and has sole dispositive and voting power with respect to the shares of common stock of the Company owned by VV-IB, LLC. Mr. Cifu disclaims beneficial ownership of the shares held by VV-IB, LLC.
(9)	Includes 854,584 shares held of record by William E. Fair and 7,739 shares held of record by an IRA of which he is beneficiary. Mr. Fair holds warrants to purchase 5,818 shares which are included in his total shares, and 54,858 shares pledged as security for bank loans.
(10)	Of these shares, 109,507 are held of record by a family trust of which Jack Radke is trustee, 7,000 shares owned by Radke Partners, LP, of which Mr. Radke is the general partner, and 8,652 shares held of record by Jack Radke. Mr. Radke holds warrants to purchase 1,747 shares, which are included in his total shares, and 124,199 shares are pledged as security for bank loans.
(11)	Of these shares, 116,510 shares are held of record by G. Stacey Smith and 19,230 shares are held of record by SCW Partners, LLC of which he is a principal.
(12)	Of Mr. Viola’s shares, 405,000 are owned by VV-IB, LLC. Mr. Viola is the sole managing member of VV-IB, LLC and has full voting and dispositive control over all of these shares. Includes warrants to purchase 93,091 shares.

There are no arrangements currently known to us, the operation of which may at a subsequent date result in a change in control of Independent.

COMPARATIVE MARKET PRICES AND DIVIDEND DATA

Independent

Independent common stock is listed for trading on the NASDAQ Global Market under the symbol “IBTX” and began trading April 3, 2013. Quotations of the sales volume and the closing sales prices of the common stock of Independent are listed daily in the NASDAQ Global Market’s listings.

The following table sets forth, for the periods indicated, the high and low intraday sales prices for Independent common stock as reported by the NASDAQ Global Market and the cash dividends declared per share:

	High	Low	Cash Dividend Per Share
Quarter ended June 30, 2013 (beginning April 3, 2013)	$31.66	$26.00	—
Quarter ended September 30, 2013	37.69	29.20	$0.06
Quarter ending December 31, 2013 (through October 7, 2013)	36.75	35.70	—

Live Oak Financial shareholders are advised to obtain the current stock quotation for Independent common stock. The market price of Independent common stock will fluctuate from the date of this proxy statement/prospectus through the third trading date prior to the effective date of the merger, which is the date on which the per share stock consideration is determined for the merger. Because of the possibility of an adjustment to each of the number of shares constituting the per share stock consideration and the per share cash consideration, you will not know the exact number of shares of Independent common stock or the exact amount of cash that you will receive in connection with the merger when you vote on the reorganization agreement. See “Proposal to Approve the Reorganization Agreement—Terms of the Merger.”

Prior to April 3, 2013, there was no established public trading market for Independent common stock. However, Independent occasionally became aware of trades and transactions in its common stock and in certain instances the prices at which these trades were executed. Due to the limited information available, the following price information may not accurately reflect the actual market value of the shares of Independent common stock during the applicable period. The following data includes trades between individual investors and Independent and between shareholders of Independent. It does not include restricted stock issued by Independent. The following table sets forth the per share price paid in connection with sales of its common stock for each quarter during 2011 and 2012 and the first quarter of 2013 through the date indicated as adjusted to give pro forma effect to our 3.2-for-1 stock split that was effective as of February 22, 2013:

	Sales Price	Number of Trades	Number of Shares Traded
Quarter ended March 31, 2011	—	—	—
Quarter ended June 30, 2011	—	—	—
Quarter ended September 30, 2011	$19.06	2	1,862
Quarter ended December 31, 2011	19.06	1	320

Quarter ended March 31, 2012(1)	—	—	—
Quarter ended June 30, 2012	—	—	—
Quarter ended September 30, 2012(2)(3)	$31.25	6	6,630
Quarter ended December 31,2012(4)	—	—	—

First Quarter 2013 (through April 2, 2013)	—	—	—

(1)	Excludes the sale of 992,000 shares of Independent common stock to its existing shareholders and accredited investors at a price of $20.31 per share, with such price determined by Independent’s board of directors.
(2)	Reflects the purchase of shares by Independent to remain within the S corporation limitation regarding the maximum number of shareholders in anticipation of the acquisition of CGI. The price was determined by Independent’s board of directors.
(3)	Excludes the sale of 246,160 shares of Independent common stock by Independent to its existing shareholders and accredited investors at a price of $20.31 per share to fund a portion of the CGI acquisition. The price was determined by Independent’s board of directors, consistent with the negotiated price of the shares issued to the target shareholders in such acquisition.
(4)	Excludes the issuance of 182,221 shares of Independent common stock to the shareholders of CGI in connection with the acquisition of that entity. The shares issued as merger consideration were valued between the parties at $20.31 per share.

These figures represent actual transfers or issuances of Independent common stock reflected on its stock transfer records. Because Independent may not become aware of all trades of its common stock prior to April 3, 2013, the immediately preceding table may not include all trades that occurred during the reported periods. The prices given in that table are the result of limited trading and may not be representative of the actual value of Independent common stock during the applicable period. In addition, in most instances, Independent does not have actual knowledge of the prices at which the shares of Independent common stock reflected in the immediately preceding table were sold and in providing this information has relied in most cases on comments made by a third party without its independent verification.

After the merger, Independent currently expects to continue to pay (when, as and if declared by Independent’s board of directors out of funds legally available for that purpose and subject to regulatory restrictions) regular quarterly cash dividends. There is no assurance that Independent will continue to pay dividends in the future. Future dividends on Independent common stock will depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors of Independent. See “Dividends.”

As a holding company, Independent is ultimately dependent upon its subsidiaries particularly Independent Bank, to provide funding for its operating expenses, debt service and dividends. Various banking laws applicable to Independent Bank limit the payment of dividends and other distributions by Independent Bank to Independent, and may therefore limit Independent’s ability to pay dividends on its common stock. If required payments on Independent’s outstanding junior subordinated debentures held by its unconsolidated subsidiary trusts are not made or are suspended, Independent will be prohibited from paying dividends on its common stock. Regulatory authorities could impose administratively stricter limitations on the ability of Independent Bank to pay dividends to Independent if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Live Oak Financial

There is no established public trading market for the shares of Live Oak Financial common stock, and no market for Live Oak Financial common stock is expected to develop if the merger does not occur. No registered broker/dealer makes a market in Live Oak Financial’s common stock, and Live Oak Financial’s common stock is not listed for trading or quoted on any stock exchange or automated quotation system. Live Oak Financial acts as the transfer agent and registrar for its own shares. As of the record date, there were approximately 71 holders of Live Oak Financial’s common stock.

Live Oak Financial becomes aware of trades of shares as transfer agent of its common stock and sometimes the prices at which these trades are made. In that regard, during the period from January 1, 2011, through October 7, 2013, there was only one trade of Live Oak Financial’s common stock. The most recent trade of Live Oak Financial common stock occurred on January 5, 2012, when 7,500 shares were traded at a price of $22.00 per share. There have been other limited transfers of Live Oak Financial’s common stock, but which were excluded as they were transferred between related parties (as gifts or to trusts or estates). Because of limited trading, the price described above may not be representative of the actual or fair value of Live Oak Financial’s common stock.

Live Oak Financial is not obligated to register its common stock or, upon any registration, to create a market for its common stock.

For the year ended December 31, 2011, Live Oak Financial paid quarterly dividends, which were intended as pass through distributions of taxable income for S corporation purposes, as follows:

Date Paid	Amount of Dividends Per Share	Total Dividend Amount
January 7, 2011	$0.06	$34,985
April 7, 2011	0.24	144,986
July 7, 2011	0.23	136,006
October 7, 2011	0.26	158,508

For the year ended December 31, 2012, Live Oak Financial paid quarterly dividends as follows:

Date Paid	Amount of Dividends Per Share	Total Dividend Amount
January 5, 2012	$0.11	$65,983
April 6, 2012	0.46	276,015
July 6, 2012	0.46	275,920
October 5, 2012	0.43	259,384

For the six months ended June 30, 2013, Live Oak Financial paid quarterly dividends as follows:

Date Paid	Amount of Dividends Per Share	Total Dividend Amount
January 4, 2013	$0.51	$302,836
April 8, 2013	0.28	170,819
April 19, 2013	0.14	82,145

On July 11, 2013, Live Oak Financial paid a dividend of $239,646, or $0.40 per share, to its shareholders.

Live Oak Financial’s shareholders are entitled to receive dividends out of legally available funds as and when declared by Live Oak Financial’s board of directors, in its sole discretion. As a Texas corporation, Live Oak Financial is subject to certain restrictions on dividends under the TBOC. Generally, a Texas corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) unless the corporation is insolvent or the payment of the dividend would render the corporation insolvent.

Consistent with its policy that bank holding companies should serve as a source of financial strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of dividends to shareholders unless its net income available has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition.

Live Oak Financial does not engage in separate business activities of a material nature. As a result, Live Oak Financial’s ability to pay dividends depends upon the dividends received from Live Oak Bank. As a Texas-chartered banking association, Live Oak Bank’s ability to pay dividends is restricted by certain laws and regulations. Under the Texas Finance Code, Live Oak Bank generally may not pay a dividend that would reduce its capital or surplus without the prior approval of the TDB. All dividends must be paid out of net profits then on hand, after deducting expenses, including losses and provisions for loan losses.

In addition to Texas law restrictions on Live Oak Bank’s ability to pay dividends, under the Federal Deposit Insurance Corporation Improvement Act, Live Oak Bank may not pay any dividend if the payment of the dividend would cause Live Oak Bank to become undercapitalized or if Live Oak Bank is “undercapitalized.” The FDIC may further restrict the payment of dividends by requiring that Live Oak Bank maintain a higher level of capital than would otherwise be required to be “adequately capitalized” for regulatory purposes. Moreover, if, in the opinion of the FDIC, Live Oak Bank is engaged in an unsound practice (which could include the payment of dividends), the FDIC may require, generally after notice and hearing, that Live Oak Bank cease such practice. The FDIC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice. Moreover, the FDIC has also issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings.

Under regulatory capital guidelines, Live Oak Bank must maintain a Tier 1 capital to adjusted total assets ratio of at least 4.0%, a Tier 1 capital to risk weighted assets ratio of at least 4.0%, and a total risk based capital to risk weighted assets ratio of at least 8.0%. As of June 30, 2013, Live Oak Bank had a ratio of Tier 1 capital to adjusted total assets of 11.54%, a ratio of Tier 1 capital to risk-weighted assets of 20.91%, and a ratio of total risk based capital to risk-weighted assets of 22.17%. As of that date, Live Oak Bank could have paid a dividend of $9.59 million and still met these minimum capital requirements.

DESCRIPTION OF INDEPENDENT CAPITAL STOCK

General

The following summarizes some of the important rights of Independent shareholders. This discussion does not purport to be a complete description of these rights. These rights can be determined in full only by reference to federal and state banking laws and regulations, the TBOC and Independent’s certificate of formation and bylaws.

Independent’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of October 7, 2013, Independent had 12,076,927 outstanding shares of its common stock and no shares of its preferred stock were outstanding. If 300,000 shares of Independent common stock are issued in the Collin Bank merger, Independent would have a total of 12,376,927 shares issued and outstanding. All of Independent’s shares outstanding at that date were fully paid and nonassessable. As of October  7, 2013, Independent had 149 holders of record of common stock.

Independent Common Stock

Voting Rights. Subject to any special voting rights that may be given to any series of preferred stock that Independent may issue in the future, holders of Independent’s common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. No shareholder has the right of cumulative voting with respect to the election of directors.

With respect to any matter other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by Texas law or Independent’s certificate of formation, the act of the shareholders will be the affirmative vote of the holders of a majority of the shares entitled to vote on, and voted for or against, the matter at a meeting of shareholders at which a quorum is present. For purposes of such a vote, however, all abstentions and broker nonvotes are not counted as voted either for or against such matter.

In elections of directors in which the number of nominees for election as director does not exceed the number of directors to be elected (generally referred to as an “uncontested election”), the directors will be elected by a majority of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present. If the number of nominees for election exceeds the number of directors to be elected at a meeting of shareholders (generally referred to as an “contested election”), directors will be elected by a plurality of the votes cast. For purposes of determining whether a director is elected in an uncontested election, a majority of the votes cast means that the number of votes cast for a director must exceed the number of votes cast against that director, and abstentions and broker nonvotes shall not be counted as votes cast either for or against any nominee for director. For purposes of determining whether a director is elected in a contested election, the nominees equal in number to the number of directors to be elected who receive the highest number of votes among all nominees will be elected as directors.

Dividend Rights. Holders of Independent’s common stock are entitled to dividends when, as and if declared by Independent’s board of directors out of funds legally available therefor.

Liquidation Rights. In the event of Independent’s liquidation, the holders of Independent common stock will be entitled to share ratably in any assets remaining after payment of all debts and other liabilities.

Other. Independent’s common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.

Independent Preferred Stock

Upon authorization of Independent’s board of directors, Independent may issue shares of one or more series of its preferred stock from time to time. Independent’s board of directors may, without any action by holders of common stock (and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding holders of preferred stock) adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. Independent’s board of directors has not designated or established any series of preferred stock. The rights of any series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

Independent may issue shares of, or rights to purchase shares of, one or more series of Independent’s preferred stock that have been designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire Independent; or

•	facilitate a particular business combination involving Independent.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of Independent’s shareholders might believe to be in their best interests or in which Independent’s shareholders might receive a premium for their stock over Independent’s then market price.

Business Combinations under Texas Law

A number of provisions of Texas law, Independent’s certificate of formation and bylaws could have an anti-takeover effect and make more difficult the acquisition of Independent by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Independent to negotiate first with Independent’s board of directors.

Independent is subject to the provisions of Title 2, Chapter 21, Subchapter M of the TBOC, or the Texas Business Combination Law, which provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” For purposes of this law, an “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares, for a period of three years from the date that person became an affiliated shareholder. The law’s prohibitions do not apply if:

•	the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

•	the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

Independent has more than 100 shareholders and is considered to be an “issuing public corporation” for purposes of this law. The Texas Business Combination Law does not apply to the following:

•	the business combination of an issuing public corporation: where the corporation’s original certificate of formation or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law; or that adopts an amendment to its certificate of formation or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

•	a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three- year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

•	a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

•	a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither Independent’s certificate of formation nor Independent’s bylaws contain any provision expressly providing that Independent will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a nonnegotiated merger or other business combination involving Independent, even if that event would be beneficial to Independent’s shareholders.

Certain Certificate of Formation and Bylaw Provisions Potentially Having an Anti-takeover Effect

Independent’s certificate of formation and bylaws contain certain provisions that could have an anti-takeover effect and thus discourage potential takeover attempts and make it more difficult for Independent’s shareholders to change management or receive a premium for their shares. These provisions include:

•	authorization for Independent’s board of directors to issue shares of one or more series of preferred stock without shareholder approval;

•	the establishment of a classified board of directors, with directors of each class serving a three-year term;

•	a requirement that directors only be removed from office for cause and only upon a majority shareholder vote;

•	a provision that vacancies on Independent’s board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	a prohibition of shareholder action by written consent, requiring all actions to be taken at a meeting of the shareholders;

•	the requirement that shareholders representing two-thirds of the outstanding shares of common stock approve all amendments to Independent’s certificate of formation or bylaws and approve mergers and similar transactions;

•	the requirement that any shareholders that wish to bring business before Independent’s annual meeting of shareholders or nominate candidates for election as directors at Independent’s annual meeting of shareholders must provide timely notice of their intent in writing;

•	the prohibition of cumulative voting in the election of directors; and

•	a limitation on the ability of shareholders to call special meetings to those shareholders or groups of shareholders owning at least 20% of Independent’s outstanding shares of common stock.

Limitation of Liability and Indemnification of Officers and Directors

Independent’s certificate of formation provides that its directors are not liable to Independent or its shareholders for monetary damages for an act or omission in their capacity as a director. A director may, however, be found liable for:

•	any breach of the director’s duty of loyalty to Independent or its shareholders;

•	acts or omissions not in good faith that constitute a breach of the director’s duty to Independent;

•	acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director receives an improper benefit, whether or not the benefit resulted from an action taken with the scope of the director’s duties;

•	acts or omissions for which the liability of the director is expressly provided by an applicable statute; and

•	acts related to an unlawful stock repurchase or payment of a dividend.

Independent’s certificate of formation also provides that Independent will indemnify its directors and officers, and may indemnify its employees and agents, to the fullest extent permitted by applicable Texas law from any expenses, liabilities or other matters.

Transfer Agent and Registrar

The transfer agent and registrar for Independent’s common stock is Wells Fargo Bank, National Association, at 1110 Centre Point Curve, Suite 101, Mendota Heights, Minnesota 55120-4101.

Listing

Independent’s common stock is listed on the NASDAQ Global Market under the symbol “IBTX.”

COMPARISON OF RIGHTS OF SHAREHOLDERS OF LIVE OAK FINANCIAL AND INDEPENDENT

The rights of shareholders of Live Oak Financial under the articles of incorporation and bylaws of Live Oak Financial will differ in some respects from the rights that shareholders of Live Oak Financial will have as shareholders of Independent under the certificate of formation and bylaws of Independent. Copies of Independent’s certificate of formation and bylaws have been previously filed by Independent with the SEC. Copies of Live Oak Financial’s articles of incorporation and bylaws are available upon written request from Independent.

Certain differences between the provisions contained in the certificate of formation and bylaws of Independent and the articles of incorporation and bylaws of Live Oak Financial, as such differences may affect the rights of shareholders, are summarized below. The summary set forth below is not intended to be complete and is qualified by reference to Texas law, as appropriate, and the articles of incorporation and bylaws of Live Oak Financial and the certificate of formation and bylaws of Independent.

LIVE OAK FINANCIAL	INDEPENDENT
Capitalization:

The articles of incorporation of Live Oak Financial authorizes the issuance of up to 5,000,000 shares of common stock, par value $5.00 per share.

The certificate of formation of Independent authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.01 and 10,000,000 shares of preferred stock, par value $0.01.

The board of directors is authorized to provide for the issuance of preferred stock in one or more classes or series and to fix the rights, designations, preferences related thereto. No shares of preferred stock are outstanding.

Corporate Governance:

The rights of the Live Oak Financial shareholders are governed by Texas law and the articles of incorporation and bylaws of Live Oak Financial.	The rights of the Independent shareholders are governed by Texas law and the certificate of formation and bylaws of Independent.

Convertibility of Stock:

The common stock of Live Oak Financial is not convertible into any other securities of Live Oak Financial.	The common stock of Independent is not coverable into any other securities of Independent.

Preemptive Rights:

Preemptive rights are not denied pursuant to the articles of incorporation.	Preemptive rights are denied pursuant to the certificate of formation.

Election of Directors:

Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of the shareholders at which a quorum is present unless otherwise provided in the articles of incorporation or bylaws.	Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of the shareholders at which a quorum is present unless otherwise provided in the certificate of formation or bylaws.

LIVE OAK FINANCIAL	INDEPENDENT

The bylaws provide that, with the exception of board vacancies, directors shall be elected at the annual meeting of the shareholders and shall serve until a successor is qualified and elected, or until the earlier of the director’s death, resignation or removal. The right to accumulate votes on the election of directors and/or cumulative voting by any shareholder is expressly denied by the articles of incorporation.

The certificate of formation provides for three classes of directors and which are intended to consist as nearly as possible to one third of the total number of directors serving on the board. Except for the initial term of two classes of such directors, the directors shall be elected to a three year term. The elections of the directors shall be staggered such that one class of directors will elected in each year.

Any individual that receives the plurality of the votes cast, up to the number of directors to be elected in such election, shall be elected to the board. No cumulative voting is permitted for the election of directors pursuant to the certificate of formation.

Removal of Directors and Board Vacancies:

The bylaws provide that any director may be removed with or without cause at a properly called special meeting of the shareholders by the affirmative vote of a majority of the number of shares of the shareholders entitled to vote for the election of such director.

The bylaws provide that any directorship to be filed by reason of an increase in the number of directors must be filled by an election at an annual meeting or at a special meeting of shareholders called for that purpose.

The bylaws also provide that any vacancy or the board of directors may be filled by the affirmative vote of a majority of directors then in office, except that any vacancy in the board of directors resulting from the removal of a director by the shareholders may be filled only by the shareholders entitled to vote at an annual meeting or special meeting called for that purpose.

Independent’s certificate of formation provides that subject to the right of holders of a class of stock having the right to elect a director solely by the holders of that class, any director may be removed only (i) for cause and (ii) by the affirmative vote of the holders of a majority of the combined voting power of the outstanding stock entitled to vote in the election of directors, voting together as a single class.

The certificate of formation also provides that any vacancy on the board occurring between the annual meetings of shareholders, including up to two newly created directorships may be filled by a majority of the board of directors then in office (even if less than quorum), or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

The certificate of formation provides that any change to the number of directors, any increase or decrease is to be apportioned among the classes so as to maintain the representation of one third of the directors in each class.

LIVE OAK FINANCIAL	INDEPENDENT

Amendment of Governing Documents:

The bylaws provide that the board of directors has the power to amend, repeal or adopt any bylaws subject to the right of the shareholders to rescind any board action with regard to the bylaws at a regular meeting of the shareholders or at a properly called special meeting of the shareholders.	The certificate of formation provides that the bylaws of Independent may be amended, repealed, or adopted by (i) the affirmative vote of the majority of the board or (ii) the affirmative vote of at least two-thirds of the holders of voting stock, voting as a single class at a meeting of the shareholders called for that purpose.

Shareholder Actions:

The bylaws provide that the vote of the holders of a majority of the shares entitled to vote and represented at a meeting at which a quorum is present will be the act of the shareholders, unless the vote of a greater number is required by law.

Under Texas law, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote is required to approve a fundamental business transaction, unless a different vote but not less than a majority of the shares entitled to vote on the matter, is specified in the articles of incorporation.

The bylaws provide that unless otherwise required by law, special meetings of the shareholders for any purpose may be called by (i) the board of directors, or (ii) the holders of not less than 10% of all of the shares entitled to vote at the meeting. Special meetings shall be held on such date as designated by the person calling the meeting.

The bylaws provide that at any meeting of the shareholders, only actions that are set forth in the notice of such meeting may be presented at the meeting.

Shareholder action by written consent is expressly permitted pursuant to the bank’s bylaws, provided such written consent is executed by shareholders of Live Oak Financial holding not less than the minimum number of votes required to take such action at a meeting with the holders of all the shares entitled to vote. No prior written notice is required for actions taken by written consent.

Texas law provides that on matters other than the election of directors, the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for, against, or expressly abstained with respect to the matter, will be the act of the shareholders unless the vote of a greater number is required by law, the certificate of formation, or the bylaws. Under Texas law, a corporation’s certificate of formation or bylaws may provide that the affirmative vote of holders of a specified portion of the shares, not less than a majority, entitled to vote on the matter will be the act of the shareholders, rather than the specified portion of the shares required pursuant to Texas law. Under Texas law, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote is required to approve a fundamental business transaction.

The certificate of formation provides that unless otherwise required by law, special meetings of the shareholders for any purpose may be called by (i) the chairman of the board or (ii) the Secretary or Assistant Secretary at the written request of either (a) the majority of the board of directors or (b) the holders of at least twenty percent (20%) of the corporation’s outstanding capital stock entitled to vote in the election of directors.

Shareholder action by written consent is not permitted.

LIVE OAK FINANCIAL	INDEPENDENT

Shareholder Proposal of Business or Nominations for Directors:

Neither Live Oak Financial’s articles of incorporation nor its bylaws contain express provisions regarding shareholder proposals of business.

The Bylaws provide that a notice of a shareholders to make a nomination of a person for election as a director or to bring any other matter before a meeting shall be made in writing and received by the Secretary of Independent in the event of an annual meeting of the shareholders, no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting, provided that in the event that the annual meeting is called on a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the 15th day following the day on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

In the event of a special meeting of the shareholders, such notice shall be received by the Secretary of Independent not later than the close of business on the 15th day following the day on which notice of the meeting is first mailed to shareholders or public disclosure of the date of the special meeting was made, whichever occurs first.

Every notice by a shareholder must set forth (i) the name and residence of the shareholder of the corporation that intends to make a nomination or bring up any other matter, (ii) a representation that the shareholder is a holder of Independent’s voting stock which indicates the class and number of shares owned and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice, (iii) with respect to notice of an intent to make a nomination for a director, a description of all arrangements and understandings between the shareholder and each nominee pursuant to which the nominations are made, (iv) with respect to an intent to make a nomination, such other information regarding each nominee proposed by such shareholder required to be disclosed in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by Independent’s board, and (v) with respect to the notice of intent to bring up any other matter, a description of the matter and any material interest of the shareholder in the matter.

LIVE OAK FINANCIAL	INDEPENDENT

The Chairman may refuse to acknowledge the nomination of any person not made in compliance with the bylaws.

Indemnification; Limitation of Director Liability:

The articles of incorporation and the bylaws of Live Oak Financial provide that Live Oak Financial must indemnify any person made a party to or involved in any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, officer, employee or agent of Live Oak Financial or is or was serving at the request of Live Oak Financial as a director, officer, partner, trustee, employee or agent of another foreign or domestic entity or other enterprise, or employee benefit plan (whether such action, suit or proceeding is based in whole or in part on the sole or contributory gross or ordinary negligence of such person, or otherwise) from any judgments, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with any of the foregoing proceedings. The articles of incorporation and bylaws of Live Oak Financial expressly make mandatory the indemnification provided therein without any further authorization of, or determination regarding, indemnification.

The bylaws provide that the reasonable expenses incurred by a person seeking indemnification thereunder must be paid or advanced by Live Oak Financial prior to the final disposition of such proceeding without any further authorization of, or determination regarding, the payment of such expenses upon receipt by Live Oak Financial of a written affirmation by such person of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking to repay any expenses advanced or paid if it is ultimately determined that such person has not met the requisite standard of conduct.

The bylaws provide that, notwithstanding the foregoing, Live Oak Financial will not indemnify any such person against expenses, penalties or other payments incurred in respect of an administrative proceeding or action instituted by an appropriate bank regulatory agency if such proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by one or more individuals in the form of payments to Live Oak Financial, except that in this instance, Live Oak Financial may indemnify for reasonable expenses actually incurred in connection

The certificate of formation provides for mandatory indemnification of any and all persons who was, are, or are threatened to be, made a party to a proceeding because such person (i) is or was a director or (ii) while a director or officer of Independent, is or was serving at the request of Independent as a director of another foreign or domestic entity, against expenses and other amounts reasonably incurred in connection with legal proceedings to the fullest extent permitted pursuant to the TBOC and the bylaws of Independent.

The certificate of formation permits indemnification of any employee and agent of the corporation in the sole discretion of the board, against expenses and other amounts reasonably incurred in connection with legal proceedings to the fullest extent permitted pursuant to the TBOC and the bylaws of Independent.

The bylaws permit Independent to purchase and maintain insurance on behalf of indemnified persons.

LIVE OAK FINANCIAL	INDEPENDENT

with such proceeding. In addition, the bylaws provide that Live Oak Financial will not indemnify any such person if any banking regulatory agency, in connection with a review of such indemnification, determines through appropriate administrative action that such indemnification shall not be made.

The bylaws provide that Live Oak Financial may purchase insurance or other arrangements on behalf of any person who is or was a director, officer, employee or agent of Live Oak Financial or who was or is serving at the request of Live Oak Financial or another foreign or domestic entity, against liability asserted against an indemnified individual irrespective of whether Live Oak Financial has the power to indemnify under in the articles of incorporation or in the bylaws.

EXPERTS

The annual consolidated financial statements of Independent as of December 31, 2012, 2011 and 2010, appearing in this proxy statement/prospectus have been audited by McGladrey, LLP, an independent registered public accounting firm, as stated in their report included herein. Such annual consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Independent common stock to be issued by Independent in connection with the merger will be passed upon by Andrews Kurth LLP, Dallas, Texas.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the board of directors of Live Oak Financial knows of no matters that will be presented for consideration at the special meeting of shareholders other than as described in this proxy statement/prospectus. However, if any other matters are properly brought before the special meeting or any adjournment thereof, it is intended that the proxies will act in accordance with their best judgment unless otherwise indicated in the appropriate box on the proxy.

WHERE YOU CAN FIND MORE INFORMATION

Independent files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like Independent, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Documents filed by Independent with the SEC are available from Independent without charge (except for exhibits to the documents). You may obtain documents filed by Independent with the SEC by requesting them in writing or by telephone from Independent at the following address:

Independent Bank Group, Inc.

1600 Rosebud Boulevard, Suite 400

McKinney, Texas 75069-3257

Attention: Michelle S. Hickox

Executive Vice President and Chief Financial Officer

Telephone: (972) 562-9004

To obtain timely delivery, you must make a written or oral request for a copy of such information by                     , 2013.

Documents filed by Independent with the SEC are also available on Independent’s website www.independent-bank.com. Information furnished by Independent and information on, or accessible through, the SEC’s or Independent’s website is not part of this prospectus.

Independent has filed a registration statement on Form S-4 under the Securities Act of 1933 with the SEC with respect to the Independent common stock to be issued to shareholders of Live Oak Financial in the merger. This proxy statement/prospectus constitutes the prospectus of Independent filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

In addition to being a proxy statement of Live Oak Financial, this document is the prospectus of Independent for the shares of its common stock that will be issued in connection with the merger.

Live Oak Financial does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and, accordingly, does not file documents and reports with the SEC.

If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of Live Oak Financial common stock, please contact Carl B. Schieffer, Live Oak Financial’s President, at the following address and telephone number:

Live Oak Financial Corp. 3206 Live Oak Street Dallas, Texas 75204 (214) 841-9800

You should rely only on the information contained in this proxy statement/prospectus. Neither Independent nor Live Oak Financial has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this proxy statement/prospectus is correct as of its date. It may not continue to be correct after this date. Live Oak Financial has supplied all of the information about Live Oak Financial contained in this proxy statement/prospectus and Independent has supplied all of the information contained in this proxy statement/prospectus about Independent and its subsidiaries. Each of us is relying on the correctness of the information supplied by the other.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

INDEPENDENT BANK GROUP, INC. AND SUBSIDIARIES

All financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statements or related notes.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Balance Sheets

June 30, 2013 and December 31, 2012 (unaudited)

(Dollars in thousands, except share information)

	June 30, 2013	December 31, 2012
Assets
Cash and due from banks	$21,444	$30,920
Federal Reserve Excess Balance Account (EBA)	70,075	71,370
Federal funds sold	35,000	—

Cash and cash equivalents	126,519	102,290
Certificates of deposit held in other banks	3,785	7,720
Securities available for sale (amortized cost of $113,704 and $110,777, respectively)	110,932	113,355
Loans held for sale	8,458	9,162
Loans, net of allowance for loan losses of $12,762 and $11,478, respectively	1,499,153	1,358,036
Premises and equipment, net	73,620	70,581
Other real estate owned	8,182	6,819
Adriatica real estate	9,656	9,727
Goodwill	28,742	28,742
Core deposit intangible, net	2,899	3,251
Federal Home Loan Bank (FHLB) of Dallas stock and other restricted stock	8,317	8,165
Bank-owned life insurance (BOLI)	11,084	10,924
Deferred tax asset	3,444	—
Other assets	11,060	11,288

Total assets	$1,905,851	$1,740,060

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$261,618	$259,664
Interest-bearing	1,223,511	1,131,076

Total deposits	1,485,129	1,390,740
FHLB advances	164,529	164,601
Notes payable	—	15,729
Other borrowings	8,882	12,252
Other borrowings, related parties	7,683	8,536
Junior subordinated debentures	18,147	18,147
Other liabilities	7,299	5,545

Total liabilities	1,691,669	1,615,550

Commitments and contingencies
Stockholders’ equity:
Common stock (12,064,967 and 8,278,354 shares outstanding, respectively)	121	83
Additional paid-in capital	209,396	88,791
Retained earnings	5,874	33,290
Treasury stock, at cost (0 and 8,647 shares, respectively)	—	(232)
Accumulated other comprehensive income (loss)	(1,209)	2,578

Total stockholders’ equity	214,182	124,510

Total liabilities and stockholders’ equity	$1,905,851	$1,740,060

See Notes to Consolidated Financial Statements

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Income

Six months ended June 30, 2013 and 2012 (unaudited)

(Dollars in thousands, except per share information)

	Six months ended June 30,
	2013	2012
Interest income:
Interest and fees on loans	$41,207	$32,006
Interest on taxable securities	641	660
Interest on nontaxable securities	507	399
Interest on federal funds sold and other	171	157

Total interest income	42,526	33,222

Interest expense:
Interest on deposits	3,461	4,301
Interest on FHLB advances	1,656	1,087
Interest on notes payable and other borrowings	1,073	974
Interest on junior subordinated debentures	271	253

Total interest expense	6,461	6,615

Net interest income	36,065	26,607
Provision for loan losses	2,109	1,242

Net interest income after provision for loan losses	33,956	25,365

Noninterest income:
Service charges on deposit accounts	2,349	1,647
Mortgage fee income	2,163	1,857
Gain (loss) on sale of other real estate	173	(44)
Loss on sale of securities available for sale	—	(3)
Loss on sale of premises and equipment	(1)	(345)
Increase in cash surrender value of BOLI	160	163
Other	314	250

Total noninterest income	5,158	3,525

Noninterest expense:
Salaries and employee benefits	15,712	12,257
Occupancy	4,445	3,494
Data processing	612	559
FDIC assessment	(12)	413
Advertising and public relations	404	339
Communications	678	643
Net other real estate owned expenses (including taxes)	257	141
Operations of IBG Adriatica, net	372	528
Other real estate impairment	463	56
Core deposit intangible amortization	352	311
Professional fees	565	448
Acquisition expense, including legal	128	605
Other	3,331	2,301

Total noninterest expense	27,307	22,095

Income before taxes	$11,807	$6,795
Income tax expense	245	—

Net income	$11,562	$6,795

Basic earnings per share	$1.14	$0.92

Diluted earnings per share	$1.13	$0.92

Pro Forma:
Income tax expense	3,871	2,045

Net income	$7,936	$4,750

Basic earnings per share	$0.78	$0.64

Diluted earnings per share	$0.78	$0.64

See Notes to Consolidated Financial Statements

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Six months ended June 30, 2013 and 2012 (unaudited)

(Dollars in thousands)

	Six months ended June 30,
	2013	2012
Net income	$11,562	$6,795

Other comprehensive income (loss) before tax:
Net change in unrealized gains on available for sale securities	(5,350)	21
Reclassification adjustment for loss on sale of securities available for sale	—	3

Other comprehensive income (loss) before tax:	(5,350)	24
Income tax expense (benefit)	(1,563)	—

Other comprehensive income (loss), net of tax	(3,787)	24

Comprehensive income	$7,775	$6,819

See Notes to Consolidated Financial Statements

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

Six months ended June 30, 2013 and 2012 (unaudited)

(Dollars in thousands, except for par value and share information)

	Common Stock $.01 Par Value 100 million shares authorized		Additional Paid in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance, December 31, 2012	8,278,354	$83	$88,791	$33,290	$(232)	$2,578	$124,510
Net income	—	—	—	11,562	—	—	11,562
Other comprehensive income (loss), net of tax	—	—	—	—	—	(3,787)	(3,787)
Treasury stock retired	(8,647)	—	(232)	—	232	—	—
Common stock issued, net of offering costs	3,680,000	37	86,620	—	—	—	86,657
Reclassification adjustment for change in taxable status	—	—	33,624	(33,624)	—	—	—
Restricted stock granted	115,260	1	(1)	—	—	—	—
Stock awards amortized	—	—	594	—	—	—	594
Dividends ($0.65 per share)	—	—	—	(5,354)	—	—	(5,354)

Balance, June 30, 2013	12,064,967	$121	$209,396	$5,874	$—	$(1,209)	$214,182

Balance, December 31, 2011	6,852,309	$69	$59,196	$24,594	$(24)	$2,162	$85,997
Net income	—	—	—	6,795	—	—	6,795
Other comprehensive income	—	—	—	—	—	24	24
Stock issued	992,000	10	20,140	—	—	—	20,150
Stock awards amortized	—	—	290	—	—	—	290
Dividends ($0.45 per share)	—	—	—	(3,305)	—	—	(3,305)

Balance, June 30, 2012	7,844,309	$79	$79,626	$28,084	$(24)	$2,186	$109,951

See Notes to Consolidated Financial Statements

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Six months ended June 30, 2013 and 2012 (unaudited)

(Dollars in thousands)

	Six months ended June 30,
	2013	2012
Cash flows from operating activities:
Net income	$11,562	$6,795
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	1,983	1,655
Amortization of core deposit intangibles	352	311
Amortization (accretion) of premium (discount) on securities, net	35	(17)
Stock grants amortized	594	290
FHLB stock dividends	(12)	(7)
Loss on sale of securities available for sale	—	3
Net loss on sale of premises and equipment	1	345
(Gain) loss recognized on other real estate transactions	(173)	44
Impairment of other real estate	463	56
Deferred tax benefit	(1,881)	—
Provision for loan losses	2,109	1,242
Increase in cash surrender value of life insurance	(160)	(163)
Loans originated for sale	(95,680)	(78,144)
Proceeds from sale of loans	96,384	75,431
Net change in other assets	228	652
Net change in other liabilities	1,754	(594)

Net cash provided by operating activities	17,559	7,899

Cash flows from investing activities:
Proceeds from maturities and pay downs of securities available for sale	19,241	40,689
Proceeds from sale of securities available for sale	—	2,078
Purchases of securities available for sale	(22,203)	(44,484)
Proceeds from maturities of certificates held in other banks	3,935	1,395
Net (purchases) redemptions of FHLB stock	(140)	182
Net loans originated	(145,791)	(77,702)
Additions to premises and equipment	(5,032)	(3,744)
Proceeds from sale of premises and equipment	9	3,398
Proceeds from sale of other real estate owned	1,046	1,112
Capitalized additions to other real estate	(63)	(416)
Cash received from acquired bank	—	19,993
Cash paid in connection with acquisition	—	(37,000)

Net cash used in investing activities	(148,998)	(94,499)

Cash flows from financing activities:
Net increase in demand deposits, NOW and savings accounts	62,657	65,439
Net increase (decrease) in time deposits	31,732	(17,034)
Net change in FHLB advances	(72)	9,906
Repayments of other borrowings	(19,952)	(2,081)
Proceeds from other borrowings	—	7,000
Proceeds from sale of common stock	86,657	20,150
Dividends paid	(5,354)	(3,305)

Net cash provided by financing activities	155,668	80,075

Net change in cash and cash equivalents	24,229	(6,525)
Cash and cash equivalents at beginning of period	102,290	56,654

Cash and cash equivalents at end of period	$126,519	$50,129

See Notes to Consolidated Financial Statements

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Note 1.	Summary of Significant Accounting Policies

Nature of Operations: Independent Bank Group, Inc. (IBG) through its subsidiary, Independent Bank, a Texas state banking corporation (Bank) (collectively known as the Company), provides a full range of banking services to individual and corporate customers in the North and Central Texas areas through its various branch locations in those areas. The Company is engaged in traditional community banking activities, which include commercial and retail lending, deposit gathering, investment and liquidity management activities. The Company’s primary deposit products are demand deposits, money market accounts and certificates of deposit, and its primary lending products are commercial business and real estate, real estate mortgage and consumer loans.

Basis of Presentation: The accompanying consolidated financial statements include the accounts of IBG, its wholly-owned subsidiaries, the Bank and IBG Adriatica Holdings, Inc. (Adriatica) and the Bank’s wholly-owned subsidiaries, IBG Real Estate Holdings, Inc., and IBG Aircraft Acquisition, Inc. Adriatica was formed in 2011 to acquire a mixed use residential and retail real estate development in McKinney, Texas. All material intercompany transactions and balances have been eliminated in consolidation.

In addition, the Company wholly-owns IB Trust I (Trust I), IB Trust II (Trust II), IB Trust III (Trust III), IB Centex Trust I (Centex Trust I) and Community Group Statutory Trust I (CGI Trust I). The Trusts were formed to issue trust preferred securities and do not meet the criteria for consolidation.

The consolidated interim financial statements are unaudited, but include all adjustments, which, in the opinion of management are necessary for a fair presentation of the results of the periods presented. All such adjustments were of a normal and recurring nature. These financial statements should be read in conjunction with the financial statements and the notes thereto in the Company’s registration statement on Form S-1. The consolidated statement of condition at December 31, 2012 has been derived from the audited financial statements as of that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

Segment Reporting: The Company has one reportable segment. The Company’s chief operating decision-maker uses consolidated results to make operating and strategic decisions.

Initial Public Offering (IPO): IBG qualifies as an “emerging growth company” as defined by the Jumpstart Our Business Startups Act (JOBS Act). In October 2012, the Board of Directors of the Company approved a resolution for IBG to sell shares of common stock to the public in an initial public offering. On December 28, 2012, the Company submitted a confidential draft Registration Statement on Form S-1 with the SEC with respect to the shares to be registered and sold. On February 27, 2013, the Company filed a Registration Statement on Form S-1 with the SEC. That Registration Statement was declared effective by the SEC on April 2, 2013. The Company sold and issued 3,680,000 shares of common stock at $26 per share in reliance on that Registration Statement. Total proceeds received by the Company, net of offering costs were approximately $87 million.

In connection with the initial public offering, on February 22, 2013, the Company amended its certificate of incorporation to affect a 3.2 for one stock split of its common stock and change the par value of common stock from $1 to $.01. All previously reported share amounts have been retrospectively restated to give effect to the stock split and the common stock account has been reallocated to additional paid in capital to reflect the new par value. The Company also terminated its S-Corporation status and became a taxable corporate entity (C Corporation) on April 1, 2013. The consolidated statement of stockholders’ equity presents a constructive distribution to the owners followed by a contribution to the capital of the corporate entity. The transfer did not affect total stockholders’ equity.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to business combinations or components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the level of historical income and estimates of future taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized.

The Company evaluates uncertain tax positions at the end of each reporting period. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from any such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Any interest and/or penalties related to income taxes are reported as a component of income tax expense.

The Company files a consolidated income tax return in U.S. federal jurisdiction and Texas.

Pro forma statements: Pro forma amounts for income tax expense and basic and diluted earnings per share have been presented assuming the Company’s effective tax rate of 32.8% for the six months ended June 30, 2013 and 30.1% for the six months ended June 30, 2012, as if it had been a C Corporation during those periods. The difference in the statutory rate of 35% and the Company’s effective rate is primarily due to nontaxable income earned on municipal securities and bank owned life insurance. In addition, the pro forma results for the six months ended June 30, 2013 excludes the initial deferred tax credit as discussed in Note 7.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Earnings per share: Basic earnings per common share are net income divided by the weighted average number of common shares outstanding during the period. The unvested share-based payment awards that contain rights to non forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock warrants. The dilutive effect of participating non vested common stock was not included as it was anti-dilutive. Proceeds from the assumed exercise of dilutive stock warrants are assumed to be used to repurchase common stock at the average market price.

	Six months ended June 30,
	2013	2012
Basic earnings per share:
Net income	$11,562	$6,795
Less:
Undistributed earnings allocated to participating securities	116	72
Dividends paid on participating securities	100	68

Net income available to common shareholders	$11,346	$6,655

Weighted-average basic shares outstanding	9,960,767	7,232,697

Basic earnings per share	$1.14	$0.92

Diluted earnings per share:
Net income available to common shareholders	$11,346	$6,655

Total weighted-average basic shares outstanding	9,960,767	7,232,697
Add dilutive stock warrants	48,419	23,126

Total weighted-average diluted shares outstanding	10,009,186	7,255,823

Diluted earnings per share	$1.13	$0.92

Pro forma earnings per share:
Pro forma net income	$7,936	$4,750
Less undistributed earnings allocated to participating securities	48	30
Less dividends paid on participating securities	100	68

Pro forma net income available to common shareholders after tax	$7,788	$4,652

Pro forma basic earnings per share	$0.78	$0.64

Pro forma diluted earnings per share	$0.78	$0.64

Anti-dilutive participating securities	108,639	99,775

Subsequent events: The Company has evaluated subsequent events through the time of filing these financial statements with the SEC and noted no subsequent events requiring financial statement recognition or disclosure, except as disclosed in Note 11.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Note 2.	Statement of Cash Flows

The Company has chosen to report on a net basis its cash receipts and cash payments for time deposits accepted and repayments of those deposits, and loans made to customers and principal collections on those loans. The Company uses the indirect method to present cash flows from operating activities. Other supplemental cash flow information is presented below:

	Six months ended June 30,
	2013	2012
Cash transactions:
Interest expense paid	$6,254	$6,589

Noncash transactions:
Transfers of loans to other real estate owned	$2,678	$288

Loans to facilitate the sale of other real estate owned	$113	$20

Writeoff of debt origination costs related to warrants	$223	$—

Note 3.	Securities Available for Sale

Securities available for sale have been classified in the consolidated balance sheets according to management’s intent. The amortized cost of securities and their approximate fair values at June 30, 2013 and December 31, 2012, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
June 30, 2013:
U.S. treasuries	$3,496	$27	$—	$3,523
Government agency securities	69,636	123	(939)	68,820
Obligations of state and municipal subdivisions	37,976	231	(2,175)	36,032
Corporate bonds	2,092	—	(70)	2,022
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	504	31	—	535

	$113,704	$412	$(3,184)	$110,932

December 31, 2012:
U.S. treasuries	$3,493	$54	$—	$3,547
Government agency securities	69,636	575	—	70,211
Obligations of state and municipal subdivisions	34,908	2,123	(217)	36,814
Corporate bonds	2,105	23	(25)	2,103
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	635	45	—	680

	$110,777	$2,820	$(242)	$113,355

Securities with a carrying amount of approximately $91,128 and $84,117 at June 30, 2013 and December 31, 2012, respectively, were pledged to secure public fund deposits.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Proceeds from sale of securities available for sale and gross gains and losses for the six months ended June 30, 2013 and 2012 were as follows:

	Six months ended June 30,
	2013	2012
Proceeds from sale	—	$2,078

Gross gains	—	$—

Gross losses	—	$3

The amortized cost and estimated fair value of securities available for sale at June 30, 2013, by contractual maturity, are shown below. Maturities of pass-through certificates will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2013
	Securities Available for Sale
	Amortized Cost	Fair Value
Due in one year or less	$5,998	$6,054
Due from one year to five years	51,952	51,333
Due from five to ten years	21,900	21,652
Thereafter	33,350	31,358

	113,200	110,397
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	504	535

	$113,704	$110,932

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of June 30, 2013 and December 31, 2012, are summarized as follows:

Description of Securities	Number of Securities	Value Impaired				Total
		Less Than 12 Months		Greater Than 12 Months
		Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Securities Available for Sale
June 30, 2013
Government agency securities	30	$47,047	$(939)	$—	$—	$47,047	$(939)
Obligations of state and municipal subdivisions	42	22,362	(2,175)	—	—	22,362	(2,175)
Corporate bonds	2	2,022	(70)	—	—	2,022	(70)

		$71,431	$(3,184)	$—	$—	$71,431	$(3,184)

December 31, 2012
Obligations of state and municipal subdivisions	9	$6,551	$(217)	$—	$—	$6,551	$(217)
Corporate bonds	1	990	(25)	—	—	990	(25)

		$7,541	$(242)	$—	$—	$7,541	$(242)

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Unrealized losses are generally due to changes in interest rates. The Company has the intent to hold these securities until maturity or a forecasted recovery and it is more likely than not that the Company will not have to sell the securities before the recovery of their cost basis. As such, the losses are deemed to be temporary.

Note 4.	Loans, Net and Allowance for Loan Losses

Loans, net at June 30, 2013 and December 31, 2012, consisted of the following:

	June 30,	December 31,
	2013	2012
Commercial	$200,755	$169,882
Real estate:
Commercial	731,030	648,494
Commercial construction, land and land development	101,755	97,329
Residential	328,816	306,187
Single family interim construction	71,844	67,920
Agricultural	34,491	40,127
Consumer	43,160	39,502
Other	64	73

	1,511,915	1,369,514
Allowance for loan losses	(12,762)	(11,478)

	$1,499,153	$1,358,036

Loans serviced for the benefit of others at June 30, 2013 and December 31, 2012 amounted to $2,809 and $3,775, respectively.

The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans.

Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and prudently expand its business. The Company’s management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. These cash flows, however, may not be as expected and the value of collateral securing the loans may fluctuate. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short term loans may be made on an unsecured basis. Additionally, our commercial loan portfolio includes loans made to customers in the energy industry, which is a complex, technical and cyclical industry. Experienced bankers with specialized energy lending experience originate our energy loans. Companies in this industry produce, extract, develop, exploit and explore for oil and natural gas. Loans are primarily collateralized with proven producing oil and gas reserves based on a technical evaluation of these reserves.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors the diversification of the portfolio on a quarterly basis by type and geographic location. Management also tracks the level of owner occupied property versus non owner occupied property.

Land and commercial land development loans are underwritten using feasibility studies, independent appraisal reviews and financial analysis of the developers or property owners. Generally, borrowers must have a proven track record of success. Commercial construction loans are generally based upon estimates of cost and value of the completed project. These estimates may not be accurate. Commercial construction loans often involve the disbursement of substantial funds with the repayment dependent on the success of the ultimate project. Sources of repayment for these loans may be pre-committed permanent financing or sale of the developed property. The loans in this portfolio are geographically diverse and due to the increased risk are monitored closely by management and the board of directors on a quarterly basis.

Residential real estate and single family interim construction loans are underwritten primarily based on borrowers’ credit scores, documented income and minimum collateral values. Relatively small loan amounts are spread across many individual borrowers which minimizes risk in the residential portfolio. In addition, management evaluates trends in past dues and current economic factors on a regular basis.

Agricultural loans are collateralized by real estate and/or non-real estate. Agricultural real estate loans are primarily comprised of loans for the purchase of farmland. Loan-to-value ratios on loans secured by farmland generally do not exceed 80% and have amortization periods limited to twenty years. Agricultural non-real estate loans are generally comprised of term loans to fund the purchase of equipment, livestock and seasonal operating lines to cash grain farmers to plant and harvest corn and soybeans. Specific underwriting standards have been established for agricultural-related loans including the establishment of projections for each operating year based on industry developed estimates of farm input costs and expected commodity yields and prices. Operating lines are typically written for one year and secured by the crop and other farm assets as considered necessary.

Agricultural loans carry significant credit risks as they involve larger balances concentrated with single borrowers or groups of related borrowers. In addition, repayment of such loans depends on the successful operation or management of the farm property securing the loan or for which an operating loan is utilized. Farming operations may be affected by adverse weather conditions such as drought, hail or floods that can severely limit crop yields.

Consumer loans represent less than 3% of the outstanding total loan portfolio. Collateral consists primarily of automobiles and other personal assets. Credit score analysis is used to supplement the underwriting process.

Most of the Company’s lending activity occurs within the State of Texas, primarily in the north and central Texas regions. The majority of the Company’s portfolio consists of commercial and residential real estate loans. As of June 30, 2013 and December 31, 2012, there were no concentrations of loans related to a single industry in excess of 10% of total loans.

The allowance for loan losses is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

The allowance is derived from the following two components: 1) allowances established on individual impaired loans, which are based on a review of the individual characteristics of each loan, including the customer’s ability to repay the loan, the underlying collateral values, and the industry the customer operates in, and 2) allowances based on actual historical loss experience for the last three years for similar types of loans in the Company’s loan portfolio adjusted for primarily changes in the lending policies and procedures; collection, charge-off and recovery practices; nature and volume of the loan portfolio; volume and severity of nonperforming loans; existence and effect of any concentrations of credit and the level of such concentrations and current, national and local economic and business conditions. This second component also includes an unallocated allowance to cover uncertainties that could affect management’s estimate of probable losses. The unallocated allowance reflects the imprecision inherent in the underlying assumptions used in the methodologies for estimating this component.

The Company’s management continually evaluates the allowance for loan losses determined from the allowances established on individual loans and the amounts determined from historical loss percentages adjusted for the qualitative factors above. Should any of the factors considered by management change, the Company’s estimate of loan losses could also change and would affect the level of future provision expense. While the calculation of the allowance for loan losses utilizes management’s best judgment and all the information available, the adequacy of the allowance for loan losses is dependent on a variety of factors beyond the Company’s control, including, among other things, the performance of the entire loan portfolio, the economy, changes in interest rates and the view of regulatory authorities towards loan classifications.

In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Loans requiring an allocated loan loss provision are generally identified at the servicing officer level based on review of weekly past due reports and/or the loan officer’s communication with borrowers. In addition, past due loans are discussed at weekly officer loan committee meetings to determine if classification is warranted. The Company’s credit department has implemented an internal risk based loan review process to identity potential internally classified loans that supplements the annual independent external loan review. The external review generally covers all loans greater than one million dollars. These reviews include analysis of borrower’s financial condition, payment histories and collateral values to determine if a loan should be internally classified. Generally, once classified, an impaired loan analysis is completed by the credit department to determine if the loan is impaired and the amount of allocated allowance required.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

The Texas economy, specifically the Company’s lending area of north and central Texas, has generally performed better and appears to be recovering faster than certain other parts of the country. However, Texas is not completely immune to the problems associated with the U.S. economy. The risk of loss associated with all segments of the loan portfolio continues to be impacted by the prolonged economic recovery. The economy and other risk factors are minimized by the Company’s underwriting standards which include the following principles: 1) financial strength of the borrower including strong earnings, high net worth, significant liquidity and acceptable debt to worth ratio, 2) managerial business competence, 3) ability to repay, 4) loan to value, 5) projected cash flow and 6) guarantor financial statements as applicable. Following is a summary of the activity in the allowance for loan losses by loan class for the six months ended June 30, 2013 and 2012:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Unallocated	Total
Six months ended June 30, 2013
Balance at the beginning of period	$2,377	$4,924	$2,965	$523	$159	$278	$—	$252	$11,478
Provision for loan losses	(185)	2,667	(338)	17	51	68	—	(171)	2,109
Charge-offs	(231)	(556)	(66)	—	—	(24)	—	—	(877)
Recoveries	9	9	6	—	—	28	—	—	52

Balance at end of period	$1,970	$7,044	$2,567	$540	$210	$350	$—	$81	$12,762

Six months ended June 30, 2012
Balance at the beginning of period	$1,259	$5,051	$1,964	$317	$209	$235	$—	$25	$9,060
Provision for loan losses	20	874	91	360	22	115	—	(240)	1,242
Charge-offs	(78)	(204)	(171)	—	—	(38)	—	—	(491)
Recoveries	—	51	—	—	—	32	—	—	83

Balance at end of period	$1,201	$5,772	$1,884	$677	$231	$344	$—	$(215)	$9,894

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

The following table details the amount of the allowance for loan losses and recorded investment in loans by class as of June 30, 2013 and December 31, 2012:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Unallocated	Total
At June 30, 2013
Allowance for losses:
Individually evaluated for impairment	$332	$323	$92	$—	$—	$14	$—	$—	$761
Collectively evaluated for impairment	1,638	6,656	2,475	540	210	336	—	81	11,936
Loans acquired with deteriorated credit quality	—	65	—	—	—	—	—	—	65

Ending balance	$1,970	$7,044	$2,567	$540	$210	$350	$—	$81	$12,762

Loans:
Individually evaluated for impairment	$571	$7,948	$3,479	$—	$—	$75	$—	$—	$12,073
Collectively evaluated for impairment	198,418	824,022	324,471	71,844	34,491	43,085	64	—	1,496,395
Acquired with deteriorated credit quality	1,766	815	866	—	—	—	—	—	3,447

Ending balance	$200,755	$832,785	$328,816	$71,844	$34,491	$43,160	$64	$—	$1,511,915

At December 31, 2012
Allowance for losses:
Individually evaluated for impairment	$165	$644	$164	$—	$—	$16	$—	$—	$989
Collectively evaluated for impairment	2,212	4,280	2,801	523	159	262	—	252	10,489
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—	—	—

Ending balance	$2,377	$4,924	$2,965	$523	$159	$278	$—	$252	$11,478

Loans:
Individually evaluated for impairment	$724	$10,601	$3,376	$—	$—	$105	$—	$—	$14,806
Collectively evaluated for impairment	166,965	732,581	301,259	67,361	40,127	39,397	73	—	1,347,763
Acquired with deteriorated credit quality	2,193	2,641	1,552	559	—	—	—	—	6,945

Ending balance	$169,882	$745,823	$306,187	$67,920	$40,127	$39,502	$73	$—	$1,369,514

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Nonperforming loans by loan class at June 30, 2013 and December 31, 2012, were summarized as follows:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
June 30, 2013:
Nonaccrual loans	$431	$499	$751	$—	$—	$53	$—	$1,734
Loans past due 90 days and still accruing	—	—	30	—	—	—	—	30
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	120	2,478	2,077	—	—	2	—	4,677

	$551	$2,977	$2,858	$—	$—	$55	$—	$6,441

December 31, 2012:
Nonaccrual loans	$218	$4,857	$894	$560	$—	$70	$—	$6,599
Loans past due 90 days and still accruing	—	—	—	—	—	2	—	2
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	481	1,778	2,165	—	—	9	—	4,433

	$699	$6,635	$3,059	$560	$—	$81	$—	$11,034

Impaired loans are those loans where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected. The Company has identified these loans through its normal loan review procedures. Impaired loans are measured based on 1) the present value of expected future cash flows discounted at the loans effective interest rate; 2) the loans observable market price; or 3) the fair value of collateral if the loan is collateral dependent. Substantially all of the Company’s impaired loans are measured at the fair value of the collateral. In limited cases, the Company may use other methods to determine the level of impairment of a loan if such loan is not collateral dependent.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Impaired loans by loan class at June 30, 2013 and December 31, 2012, were summarized as follows:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single- Family Interim Construction	Agricultural	Consumer	Other	Total
At June 30, 2013:
Impaired loans:
Impaired loans with an allowance for loan losses	$499	$2,615	$1,423	$—	$—	$49	$—	$4,586
Impaired loans with no allowance for loan losses	72	5,333	2,056	—	—	26	—	7,487

Total	$571	$7,948	$3,479	$—	$—	$75	$—	$12,073

Unpaid principal balance of impaired loans	$571	$8,347	$3,616	$—	$—	$75	$—	$12,609

Allowance for loan losses on impaired loans	$332	$323	$92	$—	$—	$14	$—	$761

At December 31, 2012:
Impaired loans:
Impaired loans with an allowance for loan losses	$644	$5,532	$1,301	$—	$—	$73	$—	$7,550
Impaired loans with no allowance for loan losses	80	5,069	2,075	—	—	32	—	7,256

Total	$724	$10,601	$3,376	$—	$—	$105	$—	$14,806

Unpaid principal balance of impaired loans	$741	$11,140	$3,475	$—	$—	$122	$—	$15,478

Allowance for loan losses on impaired loans	$165	$644	$164	$—	$—	$16	$—	$989

For the six months ended June 30, 2013:
Average recorded investment in impaired loans	$706	$9,031	$3,477	$—	$—	$87	$—	$13,301

Interest income recognized on impaired loans	$12	$208	$87	$—	$—	$1	$—	$308

For the six months ended June 30, 2012:
Average recorded investment in impaired loans	$793	$13,478	$3,981	$30	$—	$132	$—	$18,414

Interest income recognized on impaired loans	$24	$243	$73	$—	$—	$4	$—	$344

Certain impaired loans have adequate collateral and do not require a related allowance for loan loss.

The Company will charge off that portion of any loan which management considers a loss. Commercial and real estate loans are generally considered for charge-off when exposure beyond collateral coverage is apparent and when no further collection of the loss portion is anticipated based on the borrower’s financial condition.

The restructuring of a loan is considered a “troubled debt restructuring” if both 1) the borrower is experiencing financial difficulties and 2) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, extending amortization and other actions intended to minimize potential losses. A “troubled debt restructured” loan is identified as impaired and measured

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

for credit impairment as of each reporting period in accordance with the guidance in Accounting Standards Codification (ASC) 310-10-35. The recorded investment in troubled debt restructurings, including those on nonaccrual, was $5,066 and $7,544 as of June 30, 2013 and December 31, 2012.

Following is a summary of loans modified under troubled debt restructurings during the six months ended June 30, 2013 and 2012:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
Troubled debt restructurings during the six months ended June 30, 2013:
Number of contracts	—	1	—	—	—	—	—	1

Pre-restructuring outstanding recorded investment	$—	$820	$—	$—	$—	$—	$—	$820

Post-restructuring outstanding recorded investment	$—	$820	$—	$—	$—	$—	$—	$820

Troubled debt restructurings during the six months ended June 30, 2012:
Number of contracts	2	1	1	—	—	1	—	5

Pre-restructuring outstanding recorded investment	$351	$101	$95	$—	$—	$26	$—	$573

Post-restructuring outstanding recorded investment	$351	$101	$95	$—	$—	$26	$—	$573

At June 30, 2013 and 2012, there were no loans modified under troubled debt restructurings during the respective previous twelve month period that subsequently defaulted during the six months ended June 30, 2013 and 2012.

Modifications primarily relate to extending the amortization periods of the loans and interest rate concessions. The majority of these loans were identified as impaired prior to restructuring; therefore the modifications did not materially impact the Company’s determination of the allowance for loan loss.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. The following table presents information regarding the aging of past due loans by loan class as of June 30, 2013 and December 31, 2012:

	Loans 30-89 Days Past Due	Loans 90 or More Past Due	Total Past Due Loans	Current Loans	Total Loans
June 30, 2013
Commercial	$1,701	$69	$1,770	$198,985	$200,755
Commercial real estate, land and land development	1,892	285	2,177	830,608	832,785
Residential real estate	2,217	208	2,425	326,391	328,816
Single-family interim construction	—	—	—	71,844	71,844
Agricultural	149	—	149	34,342	34,491
Consumer	96	31	127	43,033	43,160
Other	—	—	—	64	64

	$6,055	$593	$6,648	$1,505,267	$1,511,915

December 31, 2012
Commercial	$845	$—	$845	$169,037	$169,882
Commercial real estate, land and land development	3,091	62	3,153	742,670	745,823
Residential real estate	1,305	360	1,665	304,522	306,187
Single-family interim construction	—	559	559	67,361	67,920
Agricultural	23	—	23	40,104	40,127
Consumer	110	32	142	39,360	39,502
Other	—	—	—	73	73

	$5,374	$1,013	$6,387	$1,363,127	$1,369,514

The Company’s internal classified report is segregated into the following categories: 1) Pass/Watch, 2) Other Assets Especially Mentioned (OAEM), 3) Substandard and 4) Doubtful. The loans placed in the Pass/Watch category reflect the Company’s opinion that the loans reflect potential weakness which requires monitoring on a more frequent basis. The loans in the OAEM category reflect the Company’s opinion that the credit contains weaknesses which represent a greater degree of risk and warrant extra attention. These loans are reviewed monthly in the officers and directors loan committee meetings to determine if a change in category is warranted. The loans placed in the Substandard category are considered to be potentially inadequately protected by the current debt service capacity of the borrower and/or the pledged collateral. These credits, even if apparently protected by collateral value, have shown weakness related to adverse financial, managerial, economic, market or political conditions which may jeopardize repayment of principal and interest. There is possibility that some future loss could be sustained by the Company if such weakness is not corrected. The Doubtful category includes loans that are in default or principal exposure is probable. Substandard and Doubtful loans are individually evaluated to determine if they should be classified as impaired and an allowance is allocated if deemed necessary under ASC 310-10.

The loans that are not impaired are included with the remaining “pass” credits in determining the portion of the allowance for loan loss based on historical loss experience and other qualitative factors. The portfolio is segmented into categories including: commercial loans, consumer loans, commercial real estate loans, residential

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

real estate loans and agricultural loans. The adjusted historical loss percentage is applied to each category. Each category is then added together to determine the allowance allocated under ASC 450-20.

A summary of loans by credit quality indicator by class as of June 30, 2013 and December 31, 2012, is as follows:

	Pass (Rating 1-4)	Pass/Watch	OAEM	Substandard	Doubtful	Total
June 30, 2013:
Commercial	$190,632	$2,033	$1,018	$6,723	$349	$200,755
Commercial real estate, construction, land and land development	809,867	10,795	4,433	7,690	—	832,785
Residential real estate	318,258	5,768	584	4,206	—	328,816
Single-family interim construction	71,261	365	218	—	—	71,844
Agricultural	34,156	297	—	38	—	34,491
Consumer	43,036	20	28	76	—	43,160
Other	64	—	—	—	—	64

	$1,467,274	$19,278	$6,281	$18,733	$349	$1,511,915

December 31, 2012:
Commercial	$165,842	$2,824	$203	$1,013	$—	$169,882
Commercial real estate, construction, land and land development	716,243	11,502	8,804	9,274	—	745,823
Residential real estate	295,870	4,303	867	5,039	108	306,187
Single-family interim construction	67,360	—	—	560	—	67,920
Agricultural	39,936	147	—	44	—	40,127
Consumer	39,315	60	13	114	—	39,502
Other	73	—	—	—	—	73

	$1,324,639	$18,836	$9,887	$16,044	$108	$1,369,514

The Company acquired certain loans which experienced credit deterioration since origination (purchased credit impaired (PCI) loans). Accretion on PCI loans is based on estimated future cash flows, regardless of contractual maturity.

The outstanding balance and related carrying amount of purchased credit impaired loans at June 30, 2013, December 31, 2012, and acquisition date are as follows:

	June 30, 2013	December 31, 2012	Acquisition Date
Outstanding balance	$4,406	$9,178	$10,839
Nonaccretable difference	(959)	(2,232)	(2,590)
Accretable yield	—	(1)	(27)

Carrying amount	$3,447	$6,945	$8,222

During the six months ended June 30, 2013, an allocation of $65 was established in the allowance for loan losses relating to two purchased credit impaired loans. There was no allocation established in the allowance for loan losses related to purchased credit impaired loans from the date of acquisition through June 30, 2012.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Note 5.	Commitments and Contingencies

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of this instrument. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. At June 30, 2013 and December 31, 2012, the approximate amounts of these financial instruments were as follows:

	June 30,	December 31,
	2013	2012
Commitments to extend credit	$220,677	$153,932
Standby letters of credit	1,754	2,704

	$222,431	$156,636

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, farm crops, property, plant and equipment and income-producing commercial properties.

Letters of credit are written conditional commitments used by the Company to guarantee the performance of a customer to a third party. The Company’s policies generally require that letter of credit arrangements contain security and debt covenants similar to those contained in loan arrangements. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount shown in the table above. If the commitment is funded, the Company would be entitled to seek recovery from the customer. As of June 30, 2013 and December 31, 2012, no amounts have been recorded as liabilities for the Company’s potential obligations under these guarantees.

Litigation

The Company is involved in certain legal actions arising from normal business activities. Management believes that the outcome of such proceedings will not materially affect the financial position, results of operations or cash flows of the Company.

Lease Commitments

The Company leases certain branch facilities and other facilities. Rent expense related to these leases amounted to $383 for the six months ended June 30, 2013 and $164 for the six months ended June 30, 2012.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Note 6.	Notes Payable and Other Borrowings

Notes payable totaled $0 and $15,729 at June 30, 2013 and December 31, 2012, respectively. During April 2013, the Company repaid all of its outstanding notes payable, including two notes payable from Adriatica to an unaffiliated commercial bank and two senior notes payable to another unaffiliated commercial bank. Other borrowings, including those borrowings due to related parties totaled $16,565 and $20,788 at June 30, 2013 and December 31, 2012, respectively. Also in April 2013, $2,812 subordinated debt issuance from a commercial bank and $1,223 subordinated debt issued to individuals were also repaid.

Note 7.	Income Taxes

Income tax expense was as follows:

For the Six Months Ended June 30, 2013
Current income tax expense	$2,005
Initial recording of deferred tax benefit	(1,760)

Income tax expense, as reported	$245

Effective tax rate	4.0%

In connection with the initial public offering as discussed in Note 1, the Company terminated its S-Corporation status and became a taxable entity (C Corporation) on April 1, 2013. As such, any periods prior to April 1, 2013 will not reflect income tax expense. The reported income tax expense for the six months ended June 30, 2013 reflects the initial recording of the deferred tax net asset of $1,760, which is the result of timing differences in the recognition of income/deductions for generally accepted accounting principles (GAAP) and tax purposes. The consolidated statements of income present pro forma results of operations for the current quarter and year to date period and for prior year periods. Without the initial recording of the deferred tax benefit, the effective tax rate would have been 32.8%. The difference in the statutory rate of 35% and the Company’s effective tax rate is primarily due to nontaxable income earned on municipal securities and bank owned life insurance.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Components of deferred tax assets and liabilities are as follows:

June 30, 2013
Deferred tax assets:
Allowance for loan losses	$4,464
NOL carryforwards from acquisitions	1,229
Net unrealized loss on available for sale securities	970
Acquired loan fair market value adjustments	838
Restricted stock	790
Bonus accrual	267
Other real estate owned	393
Nonaccrual loans	70
Other	50

9,071

Deferred tax liabilities:
Premises and equipment	(4,450)
Core deposit intangibles	(1,015)
Securities	(100)
FHLB stock	(62)

(5,627)

Net deferred tax asset	$3,444

Note 8.	Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

The following table represents assets and liabilities reported on the consolidated balance sheets at their fair value on a recurring basis as of June 30, 2013 and December 31, 2012 by level within the ASC Topic 820 fair value measurement hierarchy:

		Fair Value Measurements at Reporting Date Using
	Assets/ Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
June 30, 2013:
Measured on a recurring basis:
Assets:
Investment securities available for sale:
U.S. treasuries	$3,523	$—	$3,523	$—
Government agency securities	68,820	—	68,820	—
Obligations of state and municipal subdivisions	36,032	—	36,032	—
Corporate bonds	2,022	—	2,022	—
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	535	—	535	—
Liabilities:
Contingent consideration	287	—	—	287
December 31, 2012:
Measured on a recurring basis:
Assets:
Investment securities available for sale:
U.S. treasuries	$3,547	$—	$3,547	$—
Government agency securities	70,211	—	70,211	—
Obligations of state and municipal subdivisions	36,814	—	36,814	—
Corporate bonds	2,103	—	2,103	—
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	680	—	680	—
Liabilities:
Contingent consideration	290	—	—	290

There were no transfers between Level 1 and Level 2 categorizations for the periods presented.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury and other yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security’s terms and conditions, among other things.

Contingent consideration, related to the acquisition of Town Center Bank in 2010, is reported at fair value using Level 3 inputs. The contingent consideration is remeasured on a recurring basis based on the expected present value of cash flows to be paid to the shareholders of the acquired institution using a market discount rate. The maximum amount payable at June 30, 2013 is $287.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

The following table presents the activity in the contingent consideration for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,
	2013	2012
Balance, beginning of period	$290	$821
Settlements	—	—
Change in estimated payments to be made	(3)	4

Balance, end of period	$287	$825

In accordance with ASC Topic 820, certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets carried on the consolidated balance sheet by caption and by level in the fair value hierarchy at June 30, 2013 and December 31, 2012, for which a nonrecurring change in fair value has been recorded:

		Fair Value Measurements at Reporting Date Using
	Assets/ Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Period Ended Total Losses
June 30, 2013:
Measured on a nonrecurring basis:
Assets:
Impaired loans	$2,208	$—	$—	$2,208	$307
Other real estate	2,524	—	—	2,524	463
December 31, 2012:
Measured on a nonrecurring basis:
Assets:
Impaired loans	$5,146	$—	$—	$5,146	$187
Other real estate	748	—	—	748	94

Impaired loans (loans which are not expected to repay all principal and interest amounts due in accordance with the original contractual terms) are measured at an observable market price (if available) or at the fair value of the loan’s collateral (if collateral dependent). Fair value of the loan’s collateral is determined by appraisals or independent valuation which is then adjusted for the estimated costs related to liquidation of the collateral. Management’s ongoing review of appraisal information may result in additional discounts or adjustments to valuation based upon more recent market sales activity or more current appraisal information derived from properties of similar type and/or locale. Therefore, the Company has categorized its impaired loans as Level 3.

The Company has no nonfinancial assets or nonfinancial liabilities measured at fair value on a recurring basis. Other real estate is measured at fair value on a nonrecurring basis (upon initial recognition or subsequent impairment). Other real estate is classified within Level 3 of the valuation hierarchy. When transferred from the loan portfolio, other real estate is adjusted to fair value less estimated selling costs and is subsequently carried at

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

the lower of carrying value or fair value less estimated selling costs. The fair value is determined using an external appraisal process, discounted based on internal criteria.

There were no transfers into or out of Level 3 categorization for the periods presented.

For Level 3 financial and nonfinancial assets and liabilities measured at fair value at June 30, 2013, the significant unobservable inputs used in the fair value measurements are as follows:

Assets/Liabilities	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Impaired loans	$2,208	Collateral method	Adjustments for selling costs	8%
Other real estate	2,524	Collateral method	Adjustments for selling costs	8%
Contingent consideration	287	Cash flows to be paid	Expected payments	N/A

The methods and assumptions used by the Company in estimating fair values of financial instruments as disclosed herein in accordance with ASC Topic 825, Financial Instruments, other than for those measured at fair value on a recurring and nonrecurring basis discussed above, are as follows:

Cash and cash equivalents: The carrying amounts of cash and cash equivalents approximate their fair value.

Certificates of deposit held in other banks: The carrying amount of certificates of deposit in other banks, which mature within one year, approximates fair value.

Securities available for sale: Fair values for securities are based on quoted market prices or other observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment spreads, credit information and the bond’s terms and conditions, among other things.

Loans and loans held for sale: For variable-rate loans that reprice frequently and have no significant changes in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank of Dallas and other restricted stock: The carrying value of restricted securities such as stock in the Federal Home Loan Bank of Dallas and Independent Bankers Financial Corporation approximates fair value.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is their carrying amounts). The carrying amounts of variable-rate certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances, line of credit and federal funds purchased: The fair value of advances maturing within 90 days approximates carrying value. Fair value of other advances is based on the Company’s current borrowing rate for similar arrangements.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Notes payable and other borrowings: The fair values are based upon prevailing rates on similar debt in the market place.

Junior subordinated debentures: The fair value of junior subordinated debentures is estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest: The carrying amounts of accrued interest approximate their fair values.

Contingent Consideration: The contingent consideration liability related to an acquisition is based on the expected present value of cash flows to be paid to the shareholders of the acquired institution using a market discount rate.

Off-balance sheet instruments: Commitments to extend credit and standby letters of credit have short maturities and therefore have no significant fair value.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

The carrying amount, estimated fair value and the level of the fair value hierarchy of the Company’s financial instruments were as follows at June 30, 2013 and December 31, 2012:

	Carrying Amount	Estimated Fair Value	Fair Value Measurements at Reporting Date Using
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
June 30, 2013:
Financial assets:
Cash and cash equivalents	$126,519	$126,519	$126,519	$—	$—
Certificates of deposit held in other banks	3,785	3,785	—	3,785	—
Securities available for sale	110,932	110,932	—	110,932	—
Loans held for sale	8,458	8,458	—	8,458	—
Loans, net	1,499,153	1,518,335	—	1,514,510	3,825
FHLB of Dallas stock and other restricted stock	8,317	8,317	—	8,317	—
Accrued interest receivable	5,093	5,093	—	5,093	—
Financial liabilities:
Deposits	1,485,129	1,487,248	—	1,487,248	—
Accrued interest payable	969	969	—	969	—
FHLB advances	164,529	166,960	—	166,960	—
Other borrowings	16,565	16,958	—	16,958	—
Junior subordinated debentures	18,147	18,112	—	18,112	—
Contingent consideration	287	287	—	—	287
Off-balance sheet assets (liabilities):
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—
December 31, 2012:
Financial assets:
Cash and cash equivalents	$102,290	$102,290	$102,290	$—	$—
Certificates of deposit held in other banks	7,720	7,720	—	7,720	—
Securities available for sale	113,355	113,355	—	113,355	—
Loans held for sale	9,162	9,162	—	9,162	—
Loans, net	1,358,036	1,399,938	—	1,393,377	6,561
FHLB of Dallas stock and other restricted stock	8,165	8,165	—	8,165	—
Accrued interest receivable	4,647	4,647	—	4,647	—
Financial liabilities:					—
Deposits	1,390,740	1,399,373	—	1,399,373	—
Accrued interest payable	985	985	—	985	—
FHLB advances	164,601	170,239	—	170,239	—
Notes payable	15,729	15,729	—	15,729	—
Other borrowings	20,788	20,970	—	20,970	—
Junior subordinated debentures	18,147	18,114	—	18,114	—
Contingent consideration	290	290	—	—	290
Off-balance sheet assets (liabilities):
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Note 9.	Stock Awards and Stock Warrants

The Company grants common stock awards to certain employees of the Company. The common stock issued prior to 2013 vests five years from the date the award is granted and the related compensation expense is recognized over the vesting period. In connection with the initial public offering in April 2013, the Board of Directors adopted a new 2013 Equity Incentive Plan. The Plan reserved 800,000 shares of common stock to be awarded by the Company’s compensation committee. The shares issued under the 2013 Plan are restricted and will vest evenly over a five year employment period. Shares granted prior to 2012 and those in 2013 were issued at the date of grant and receive dividends. Shares issued under a revised plan in 2012 are not outstanding shares of the Company until they vest and do not receive dividends.

The following table summarizes the activity in nonvested shares for the six months ended June 30, 2013 and 2012:

	Number of Shares	Weighted Average Grant Date Price
Nonvested shares, December 31, 2012	208,608	$17.07
Granted during the period	111,420	28.38
Vested during the period	(20,157)	13.54

Nonvested shares, June 30, 2013	299,871	$21.86

Nonvested shares, December 31, 2011	180,025	$15.64
Granted during the period	36,960	20.31
Vested during the period	(28,697)	14.72

Nonvested shares, June 30, 2012	188,288	$16.70

Compensation expense related to these awards was $594 for the six months ended June 30, 2013 and $290 for the six months ended June 30, 2012. Compensation expense is recorded in salaries and employee benefits in the accompanying consolidated statements of income. At June 30, 2013, future compensation expense is estimated to be $4,339 and will be recognized over a remaining weighted average period of 2.86 years.

The fair value of common stock awards that vested during the six months ended June 30, 2013 and 2012 was $511 and $751, respectively.

The Company has issued warrants representing the right to purchase 150,544 shares of Company stock at $17.19 per share to certain Company directors and shareholders. The warrants were issued in return for the shareholders agreement to repurchase the subordinated debt outstanding to an unaffiliated bank in the event of Company default. The warrants expire in December 2018 and were recorded at a fair value of $475 as of the date of the warrants issuance. The Company recorded this amount as debt origination costs and was amortizing it over the term of the debt. In April 2013, the Company paid off the subordinated debt and wrote off the remaining balance of $223 of the debt origination costs to interest expense.

Note 10.	Regulatory Matters

Under banking law, there are legal restrictions limiting the amount of dividends the Bank can declare. Approval of the regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. For state banks, subject to regulatory capital requirements, payment of dividends is generally allowed to the extent of net profits.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2013 and December 31, 2012, the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of June 30, 2013 and December 31, 2012, the Bank’s capital ratios exceeded those levels necessary to be categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized”, the Bank must maintain minimum total risk based, Tier I risk based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The actual capital amounts and ratios of the Company and Bank as of June 30, 2013 and December 31, 2012, are presented in the following table:

	Actual		Minimum for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2013
Total capital to risk weighted assets:
Consolidated	$229,015	15.69%	$116,756	8.00%	N/A	N/A
Bank	180,868	12.49%	115,816	8.00%	$144,770	10.00%
Tier I capital to risk weighted assets:
Consolidated	201,350	13.80%	58,378	4.00%	N/A	N/A
Bank	168,106	11.61%	57,908	4.00%	86,862	6.00%
Tier I capital to average assets:
Consolidated	201,350	10.91%	73,839	4.00%	N/A	N/A
Bank	168,106	9.18%	73,211	4.00%	91,514	5.00%

December 31, 2012
Total capital to risk weighted assets:
Consolidated	$137,525	10.51%	$104,693	8.00%	N/A	N/A
Bank	143,618	11.07%	103,790	8.00%	$129,738	10.00%
Tier I capital to risk weighted assets:
Consolidated	107,539	8.22%	52,346	4.00%	N/A	N/A
Bank	132,140	10.19%	51,895	4.00%	77,843	6.00%
Tier I capital to average assets:
Consolidated	107,539	6.45%	66,722	4.00%	N/A	N/A
Bank	132,140	7.99%	66,162	4.00%	82,702	5.00%

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Note 11.	Subsequent Events

On July 19, 2013, the Company announced that it has entered into a definitive agreement to acquire Collin Bank in Plano, Texas for an expected combination of cash and stock purchase price totaling approximately $29.1 million. The transaction is subject to certain conditions, including the approval by Collin Bank’s shareholders and customary regulatory approvals and is expected to close during the fourth quarter of 2013.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Independent Bank Group, Inc. and Subsidiaries

McKinney, Texas

We have audited the accompanying consolidated balance sheets of Independent Bank Group, Inc. and Subsidiaries (Company) as of December 31, 2012, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Independent Bank Group, Inc. and Subsidiaries as of December 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Dallas, Texas

February 27, 2013

Independent Bank Group, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2012, 2011 and 2010

(Dollars in thousands)

	Pro Forma December 31,	December 31,
	2012	2012	2011	2010
	(Unaudited)
	(Note 1)
Assets
Cash and due from banks	$30,920	$30,920	$32,579	$24,321
Federal Reserve Excess Balance Account (“EBA”)	71,370	71,370	24,075	62,025

Cash and cash equivalents	102,290	102,290	56,654	86,346
Certificates of deposit held in other banks	7,720	7,720	—	—
Securities available for sale (amortized cost of $110,777, $110,777, $91,829 and $51,745, respectively)	113,355	113,355	93,991	52,611
Loans held for sale	9,162	9,162	2,991	3,301
Loans, net of allowance for loan losses of $11,478, $11,478, $9,060 and $8,403, respectively	1,358,036	1,358,036	976,620	848,424
Premises and equipment, net	70,581	70,581	60,422	62,053
Other real estate owned	6,819	6,819	8,392	7,854
Adriatica real estate	9,727	9,727	16,065	—
Goodwill	28,742	28,742	11,222	11,222
Core deposit intangible, net	3,251	3,251	2,664	3,231
Federal Home Loan Bank (“FHLB”) of Dallas stock and other restricted stock	8,165	8,165	5,147	4,017
Bank-owned life insurance (“BOLI”)	10,924	10,924	10,597	10,266
Deferred tax asset	111	—	—	—
Other assets	11,288	11,288	9,612	8,891

Total assets	$1,740,171	$1,740,060	$1,254,377	$1,098,216

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$259,664	$259,664	$168,849	$133,307
Interest-bearing	1,131,076	1,131,076	861,635	794,236

Total deposits	1,390,740	1,390,740	1,030,484	927,543
FHLB advances	164,601	164,601	82,291	55,273
Notes payable	15,729	15,729	18,692	9,000
Other borrowings	12,252	12,252	10,992	8,051
Other borrowings, related parties	8,536	8,536	6,111	3,332
Junior subordinated debentures	18,147	18,147	14,538	14,538
Dividends payable	6,030	—	—	—
Other liabilities	5,545	5,545	5,272	4,435

Total liabilities	1,621,580	1,615,550	1,168,380	1,022,172

Commitments and contingencies
Stockholders’ equity:
Common stock (8,278,354, 8,278,354, 6,852,309 and 6,834,344 shares issued, respectively)	83	83	69	69
Additional paid-in capital	116,051	88,791	59,196	58,149
Retained earnings	111	33,290	24,594	16,984
Treasury stock, at cost (8,647, 8,647, 2,016 and 2,016 shares, respectively)	(232)	(232)	(24)	(24)
Accumulated other comprehensive income	2,578	2,578	2,162	866

Total stockholders’ equity	118,591	124,510	85,997	76,044

Total liabilities and stockholders’ equity	$1,740,171	$1,740,060	$1,254,377	$1,098,216

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2012, 2011 and 2010

(Dollars in thousands, except per share information)

	Years Ended December 31,
	2012	2011	2010
Interest income:
Interest and fees on loans	$69,494	$57,263	$49,614
Interest on taxable securities	1,357	1,767	1,903
Interest on nontaxable securities	825	522	147
Interest on federal funds sold and other	214	87	70

Total interest income	71,890	59,639	51,734

Interest expense:
Interest on deposits	8,351	9,912	10,779
Interest on FHLB advances	2,383	1,477	1,425
Interest on notes payable and other borrowings	2,072	1,489	981
Interest on junior subordinated debentures	531	480	484

Total interest expense	13,337	13,358	13,669

Net interest income	58,553	46,281	38,065

Provision for loan losses	3,184	1,650	4,043

Net interest income after provision for loan losses	55,369	44,631	34,022

Noninterest income:
Service charges on deposit accounts	3,386	3,383	2,841
Mortgage fee income	4,116	2,654	1,741
Bargain purchase gain on acquisitions of banks	—	—	6,692
Gain on sale of branch	38	—	—
Gain on sale of other real estate	1,135	918	136
(Loss) on sale of securities available for sale	(3)	—	—
(Loss) gain on sale of premises and equipment	(343)	21	1
Increase in cash surrender value of BOLI	327	330	303
Other	512	402	442

Total noninterest income	9,168	7,708	12,156

Noninterest expense:
Salaries and employee benefits	26,569	21,118	17,019
Occupancy	7,317	6,776	5,552
Data processing	1,198	850	708
FDIC assessment	800	1,238	1,042
Advertising and public relations	626	589	483
Communications	1,334	1,074	843
Net other real estate owned expenses (including taxes)	220	403	825
Net expenses from operations of IBG Adriatica	832	871	—
Impairment of other real estate	94	184	805
Amortization of core deposit intangibles	656	567	431
Professional fees	1,104	971	750
Acquisition expense, including legal	1,401	—	668
Other	5,009	3,998	3,936

Total noninterest expense	47,160	38,639	33,062

Net income	$17,377	$13,700	$13,116

Basic earnings per share	$2.23	$2.00	$1.95

Diluted earnings per share	$2.23	$2.00	$1.95

Pro Forma: (unaudited)
Income tax expense	$5,230	$4,343	$4,341

Net income	$12,147	$9,357	$8,775

Basic earnings per share	$1.56	$1.37	$1.31

Diluted earnings per share	$1.56	$1.37	$1.31

See Notes to Consolidated Financial Statements

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2012, 2011 and 2010

(Dollars in thousands)

	Years Ended December 31,
	2012	2011	2010
Other comprehensive income:

Net change in unrealized gains on available for sale securities	$413	$1,296	$786
Reclassification adjustment for loss on sale of securities available for sale	3	—	—

Total other comprehensive income	416	1,296	786

Net income	17,377	13,700	13,116

Comprehensive income	$17,793	$14,996	$13,902

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2012, 2011 and 2010

(Dollars in thousands, except for par value and share information)

	Common Stock $.01 Par Value 100 million shares authorized					Accumulated Other Comprehensive Income
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock		Total
Balance, December 31, 2009	6,629,976	$67	$54,243	$8,112	$(23)	$80	$62,479
Net income	—	—	—	13,116	—	—	13,116
Unrealized gain on securities available for sale	—	—	—	—	—	786	786
Restricted stock granted	11,680	—	—	—	—	—	—
Stock issued for acquisition of bank	192,688	2	3,309	—	—	—	3,311
Stock awards amortized	—	—	597	—	—	—	597
Treasury stock purchased (96 shares)	—	—	—	—	(1)	—	(1)
Dividends ($.63 per share)	—	—	—	(4,244)	—	—	(4,244)

Balance, December 31, 2010	6,834,344	69	58,149	16,984	(24)	866	76,044
Net income	—	—	—	13,700	—	—	13,700
Unrealized gain on securities available for sale	—	—	—	—	—	1,296	1,296
Stock warrants issued (150,544)	—	—	475	—	—	—	475
Restricted stock granted	17,965	—	—	—	—	—	—
Stock awards amortized	—	—	572	—	—	—	572
Dividends paid ($.89 per share)	—	—	—	(6,090)	—	—	(6,090)

Balance, December 31, 2011	6,852,309	69	59,196	24,594	(24)	2,162	85,997
Net income	—	—	—	17,377	—	—	17,377
Unrealized gain on securities available for sale	—	—	—	—	—	416	416
Stock issued	1,243,824	12	25,253	—	—	—	25,265
Stock issued for acquisition of bank	182,221	2	3,699	—	—	—	3,701
Stock awards amortized	—	—	643	—	—	—	643
Treasury stock purchased (6,631 shares)	—	—	—	—	(208)	—	(208)
Dividends paid ($1.12 per share)	—	—	—	(8,681)	—	—	(8,681)

Balance, December 31, 2012	8,278,354	$83	$88,791	$33,290	$(232)	$2,578	$124,510

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2012, 2011 and 2010

(Dollars in thousands)

	Years Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income	$17,377	$13,700	$13,116
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	3,524	3,302	2,868
Amortization of core deposit intangibles	656	567	431
Accretion of discounts on securities, net	(1)	(84)	(10)
Stock grants amortized	643	572	597
FHLB stock dividends	(17)	(12)	(15)
Loss on sale of securities available for sale	3	—	—
Net loss (gain) on sale of premises and equipment	343	(21)	(1)
Gain on sale of branch	(38)	—	—
Gain recognized on other real estate transactions	(1,135)	(918)	(136)
Impairment of other real estate	94	184	805
Bargain purchase gain on acquisitions of banks	—	—	(6,692)
Provision for loan losses	3,184	1,650	4,043
Increase in cash surrender value of life insurance	(327)	(330)	(303)
Loans originated for sale	(177,063)	(113,527)	(60,545)
Proceeds from sale of loans	170,892	113,837	57,391
Net change in other assets	95	(18)	924
Net change in other liabilities	(421)	891	(1,131)

Net cash provided by operating activities	17,809	19,793	11,342

Cash flows from investing activities:
Proceeds from maturities and paydowns of securities available for sale	245,581	207,863	187,276
Proceeds from sale of securities available for sale	2,078	—	—
Purchases of securities available for sale	(256,295)	(247,921)	(186,914)
Proceeds from calls, maturities and paydowns of securities held to maturity	—	—	3,017
Purchases of securities held to maturity	—	—	(1,984)
Proceeds from maturities of certificates held in other banks	9,358	—	—
Net (purchases) redemptions of FHLB stock	(1,584)	(1,118)	622
Net loans originated	(202,371)	(134,893)	(75,999)
Additions to premises and equipment	(14,063)	(2,267)	(3,177)
Proceeds from sale of premises and equipment	5,095	617	192
Proceeds from sale of other real estate owned	8,880	5,727	10,628
Capitalized additions to other real estate	(592)	(524)	(118)
Premiums paid for bank owned life insurance	—	—	(4,000)
Cash paid for Adriatica note acquired	—	(4,062)	—
Cash received from acquired banks	46,230	—	37,819
Cash paid for acquisition of banks	(46,600)	—	(101)
Net cash transferred in branch sale	(18,563)	—	—

Net cash used in investing activities	(222,846)	(176,578)	(32,739)

Cash flows from financing activities:
Net increase in demand deposits, NOW and savings accounts	183,919	141,440	122,569
Net decrease in time deposits	(20,039)	(38,499)	(39,009)
Net change in FHLB advances	69,810	27,018	(27,589)
Repayments of other borrowings	(10,958)	(4,859)	(2,072)
Proceeds from other borrowings	11,680	8,083	—
Proceeds from sale of common stock	25,150	—	—
Treasury stock purchased	(208)	—	(1)
Dividends paid	(8,681)	(6,090)	(4,244)

Net cash provided by financing activities	250,673	127,093	49,654

Net change in cash and cash equivalents	45,636	(29,692)	28,257

Cash and cash equivalents at beginning of year	56,654	86,346	58,089

Cash and cash equivalents at end of year	$102,290	$56,654	$86,346

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Note 1.	Summary of Significant Accounting Policies

Nature of operations: Independent Bank Group, Inc. (“IBG”) through its subsidiary, Independent Bank (“Bank”), provides a full range of banking services to individual and corporate customers in the North and Central Texas areas through its various branch locations in those areas. The Company is engaged in traditional community banking activities, which include commercial and retail lending, deposit gathering, investment and liquidity management activities. The Company’s primary deposit products are demand deposits, money market accounts and certificates of deposit, and its primary lending products are commercial business and real estate, real estate mortgage and consumer loans.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of IBG, its wholly-owned subsidiaries, the Bank and IBG Adriatica Holdings, Inc. (“Adriatica”) and the Bank’s wholly-owned subsidiaries, IBG Real Estate Holdings, Inc., IBG Aircraft Acquisition, Inc. and IBG Aviation Holdings, Inc. Adriatica was formed in 2011 to acquire a mixed use residential and retail real estate development in McKinney, Texas (see Note 21). IBG Aviation Holdings, Inc. was dissolved in 2012. All material intercompany transactions and balances have been eliminated in consolidation.

In addition, the Company wholly-owns IB Trust I (Trust I), IB Trust II (Trust II), IB Trust III (Trust III), IB Centex Trust I (Centex Trust I) and Community Group Statutory Trust I (CGI Trust I). The Trusts were formed to issue trust preferred securities and do not meet the criteria for consolidation (see Note 13).

The accounting and reporting policies of Independent Bank Group, Inc. and Subsidiaries (Company) conform to U.S. generally accepted accounting principles and to general practices within the banking industry. The following are descriptions of the more significant of those policies.

Accounting standards codification: The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) is the officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and non-public non-governmental entities. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates. The material estimates included in the financial statements relate to the allowance for loan losses and valuation of assets and liabilities acquired in business combinations.

Cash and cash equivalents: For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. All highly liquid investments with an initial maturity of less than ninety days are considered to be cash equivalents. The Company maintains deposits with other financial institutions in amounts that exceed FDIC insurance coverage. The Company’s management monitors the balance in these accounts and periodically assesses the financial condition of the other financial institutions. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash or cash equivalents. At December 31, 2011 and 2010, the Company had $25,183 and $16,603, deposit and clearing accounts at one unaffiliated commercial bank, respectively. Such amounts were greater than 20% of stockholders’ equity.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Cash and cash equivalents include interest-bearing funds of $71,612, $24,164 and $62,360 at December 31, 2012, 2011 and 2010, respectively.

Certificates of deposit: Certificates of deposit are FDIC insured deposits in other financial institutions that mature within one year and are carried at cost.

Securities: Securities classified as available for sale are those debt and equity securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Securities available for sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income. The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income.

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings on the trade date.

In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent of the Company to retain its investment and whether it is more likely than not the Company will be required to sell its investment before its anticipated recovery in fair value. When the Company does not intend to sell the security, and it is more likely than not that it will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other than temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.

Loans held for sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on sales of loans are recognized in noninterest income at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans.

Acquired loans: Acquired loans from the transactions accounted for as a business combination include both non-performing loans with evidence of credit deterioration since their origination date and performing loans. The Company is accounting for the non-performing loans acquired in accordance with Accounting Standards Codification (ASC) 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. At the date of the acquisition, the acquired loans were recorded at their fair value and there is no carryover of the seller’s allowance for loan losses.

Purchased credit impaired loans are accounted for individually. The Company estimates the amount and timing of expected cash flows for each loan, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan’s contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

Over the life of the loan, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The performing loans are being accounted for under Accounting Standards Codification (ASC) 310-20, Nonrefundable Fees and Other Costs, with the related discount being adjusted for over the life of the loan and recognized as interest income.

Loans, net: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for the allowance for loan losses. The Company originates mortgage loans that may subsequently be sold to an unaffiliated third party. The loans are not securitized and if sold, are sold without recourse.

Fees and costs associated with originating loans are recognized in the period they are incurred. The provisions of FASB ASC Topic 310, Receivables, generally provide that such fees and related costs be deferred and recognized over the life of the loan as an adjustment of yield. Management believes that not deferring such amounts and amortizing them over the life of the related loans does not materially affect the financial position or results of operations of the Company.

Allowance for loan losses: The allowance for loan losses is maintained at a level considered adequate by management to provide for probable loan losses. The allowance is increased by provisions charged to expense. Loans are charged against the allowance for loan losses when management believes that collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. The provision for loan losses is the amount, which, in the judgment of management, is necessary to establish the allowance for loan losses at a level that is adequate to absorb known and inherent risks in the loan portfolio.

The allowance consists of allocated and general components. The allocated component relates to loans that are individually classified as impaired, for which the carrying value of the loan exceeded the fair value of the collateral or the present value of expected future cash flows.

The general component covers loans which are not impaired and is based on the historical loan loss experience for the last three years, including adjustments to historical loss experience, maintained to cover uncertainties that affect the Bank’s estimate of probable losses for each loan type, and several other factors. These factors include changes in experience of lending staff, lending policies and procedures; changes in collection, charge-off and recovery practices; changes in the nature and volume of the loan portfolio; changes in the volume and severity of nonperforming loans; the existence and effect of any concentrations of credit and changes in the level of such concentrations; and changes in current, national and local economic and business conditions.

This evaluation does not include the effects of expected losses on individual loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Impaired loans: Impaired loans are those loans where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected. Impaired loans are measured based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate; (2) the loan’s observable market price; or (3) the fair value of the collateral if the loan is collateral dependent. Substantially all

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

of the Company’s impaired loans are measured at the fair value of the collateral. In limited cases the Company may use other methods to determine the level of impairment of a loan if such loan is not collateral dependent. The amount of impairment, if any, is included in the allowance for loan losses.

All commercial, real estate, agricultural loans and troubled debt restructurings are considered for individual impairment analysis. Smaller balance consumer loans are collectively evaluated for impairment.

The accrual of interest is discontinued on a loan when management believes; after considering collection efforts and other factors that the borrower’s financial condition is such that collection of interest is doubtful. All interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against interest income. Cash collections on nonaccrual loans are generally credited to the loan receivable balance, and no interest income is recognized on those loans until the principal balance has been collected. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Premises and equipment, net: Land is carried at cost. Bank premises, furniture and equipment and aircraft are carried at cost, less accumulated depreciation computed principally by the straight-line method over the estimated useful lives of the assets, which range from three to thirty years.

Leasehold improvements are carried at cost and are depreciated over the shorter of the estimated useful life or the lease period.

Long-term assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate that their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Other real estate owned and Adriatica real estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value less estimated selling costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell.

Revenue and expenses from operations of other real estate owned and Adriatica real estate and impairment charges on other real estate are included in noninterest expense. Gains and losses on sale of other real estate are included in noninterest income.

Goodwill and core deposit intangible, net: Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is tested for impairment annually on December 31 or on an interim basis if an event triggering impairment may have occurred. The Company is unaware of any events or circumstances that would trigger impairment at December 31, 2012.

Core deposit intangibles are acquired customer relationships arising from bank acquisitions and are being amortized on a straight-line basis over their estimated useful lives of ten years. Core deposit intangibles are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows.

Restricted stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB of Dallas

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

and Independent Bankers Financial Corporation stock do not have readily determinable fair values as ownership is restricted and they lack a ready market. As a result, these stocks are carried at cost and evaluated periodically by management for impairment.

Bank-owned life insurance: Bank-owned life insurance is recorded at the amount that can be realized under the insurance contracts at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Changes in the net cash surrender value of the policies, as well as insurance proceeds received are reflected in noninterest income.

Income taxes: The Company has elected to be taxed under sections of federal income tax law which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company’s items of income, deductions, losses and credits. Because the Company’s stockholders are obligated to pay federal income tax on the earnings of the Company, the Company has declared cash dividends sufficient to fund stockholders’ tax payments as they come due.

The Company evaluates uncertain tax positions at the end of each reporting period. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from any such position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The open tax years are 2009 through 2011 for Federal purposes and 2008 through 2011 for the State of Texas. As of December 31, 2012, 2011 and 2010, respectively, after evaluating all uncertain tax positions, the Company has recorded no liability for interest or penalties on unrecognized tax positions at the end of the reporting period.

Loan commitments and related financial instruments: In the ordinary course of business, the Company has entered into certain off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Management estimates losses on off-balance-sheet financial instruments using the same methodology as for portfolio loans. Estimated losses on off-balance-sheet financial instruments are recorded by charges to the provision for losses and credits to other liabilities in the Company’s consolidated balance sheet. There were no estimated losses on off-balance sheet financial instruments as of December 31, 2012, 2011 or 2010.

Stock based compensation: Stock compensation accounting guidance (FASB ASC 718) requires that all share-based payments to employees be valued at fair value on the grant date. Stock-based compensation expense is recognized using the straight-line method over the requisite service period for all awards.

Business combinations: The Company applies the acquisition method of accounting for business combinations. Under the acquisition method, the acquiring entity in a business combination recognizes 100 percent of the assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes valuation techniques appropriate for the asset or liability being measured in determining these fair values. Any excess of the purchase price over amounts allocated to assets acquired, including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Where amounts allocated to assets acquired and liabilities assumed is greater than the purchase price, a bargain purchase gain is recognized. Acquisition-related costs are expensed as incurred.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Gains and losses on available for sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other than temporary impairment charges are reclassified to net income at the time of the charge.

Pro forma statements (unaudited): As of the effective date of the initial public offering discussed in Note 24, the Company will terminate its S-Corporation status and become a taxable corporate entity (“C Corporation).

In accordance with 505-10-S99-3 of the FASB Accounting Standards Codification (formerly Topic 4B of the Staff Accounting Bulletins (SAB Topic 4B) issued by the Securities and Exchange Commission (SEC), the December 31, 2012 pro forma balance sheet presents a reclassification of retained earnings of the Company as a Sub-Chapter S Corporation to additional paid-in capital. That presentation assumes a constructive distribution to the owners followed by a contribution to the capital to the corporate entity. The transfer does not affect total shareholders’ equity.

In addition, the pro forma balance sheet includes the effect of recording a deferred tax asset resulting from the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases of the Company as a C Corporation. As of December 31, 2012, the Company would record an estimated deferred tax asset of $111, which is reflected as an increase in retained earnings of $111.

In addition, the pro forma balance sheet includes a dividend of $3,030 that was declared and paid to shareholders in January 2013. It also includes a planned dividend of approximately $3,000 that will be paid to current shareholders to make their estimated tax payments on the S-Corporation taxable earnings through the date the 2013 S-Corporation status is terminated. The pro forma balance sheet does not reflect any earnings subsequent to December 31, 2012.

Pro forma amounts for income tax expense and basic and diluted earnings per share have been presented assuming the Company’s effective tax rate of 30.1%, 31.7% and 33.1% for the years ended December 31, 2012, 2011 and 2010 as if it had been a C Corporation during those periods. The difference in the statutory rate of 35% and the Company’s effective rate is primarily due to nontaxable income earned on municipal securities and bank owned life insurance.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Earnings per share: Basic earnings per common share are net income divided by the weighted average number of common shares outstanding during the year. The unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock warrants. The dilutive effect of participating non vested common stock was not included as it was anti-dilutive. Earnings per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements. In addition, proceeds from the assumed exercise of dilutive stock warrants are assumed to be used to repurchase common stock at the average market price. Participating securities from stock awards to employees were anti-dilutive as of December 31, 2012, 2011 and 2010.

	Years Ended December 31,
	2012	2011	2010
Basic earnings per share:
Net income	$17,377	$13,700	$13,116
Less:
Undistributed earnings allocated to participating securities	168	193	261
Dividends paid on participating securities	169	155	125

Net income available to common shareholders	$17,040	$13,352	$12,730

Weighted-average basic shares outstanding	7,626,205	6,668,534	6,518,224

Basic earnings per share	$2.23	$2.00	$1.95

Diluted earnings per share:
Net income available to common shareholders	$17,040	$13,352	$12,730

Total weighted-average basic shares outstanding	7,626,205	6,668,534	6,518,224
Add dilutive stock warrants	23,161	6,544	—

Total weighted-average diluted shares outstanding	7,649,366	6,675,078	6,518,224

Diluted earnings per share	$2.23	$2.00	$1.95

Pro forma earnings per share (unaudited):
Pro forma net income	$12,147	$9,357	$8,775
Less undistributed earnings allocated to participating securities	66	82	133
Less dividends paid on participating securities	169	155	125

Pro forma net income available to common shareholders after tax	$11,912	$9,120	$8,517

Pro forma basic earnings per share	$1.56	$1.37	$1.31

Pro forma diluted earnings per share	$1.56	$1.37	$1.31

Anti-dilutive participating securities	105,238	100,517	101,767

Segment reporting: The Company has one reportable segment. The Company’s chief operating decision-maker uses consolidated results to make operating and strategic decisions.

Fair values of financial instruments: Accounting standards define fair value, establish a framework for measuring fair value in U.S. generally accepted accounting principles, and require certain disclosures about fair value measurements (see Note 18, “Fair Value Measurements”). In general, fair values of financial instruments

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Subsequent events: Companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued. They must recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. The Company has evaluated subsequent events through February 27, 2013, the time of filing these financial statements with the SEC and noted no subsequent events requiring financial statement recognition or disclosure, except as disclosed in Note 24.

Note 2.	Recent Accounting Pronouncements

ASU No. 2011-02, Receivables (Topic 310) – A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. ASU 2011-02 clarifies which loan modifications constitute troubled debt restructurings and is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude, under the guidance clarified by ASU 2011-02, that both of the following exist: (a) the restructuring constitutes a concession; and (b) the debtor is experiencing financial difficulties. ASU 2011-02 was effective for the year ended December 31, 2012 and did not have a material effect on the Company’s operating results or financial condition.

ASU 2011-12, Comprehensive Income (Topic 220) – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 defers changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments to allow the FASB time to re-deliberate whether to require presentation of such adjustments on the face of the financial statements to show the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 are not affected by ASU No. 2011-12. ASU 2011-12 became effective for the Company on January 1, 2012. In connection with the application of ASU 2011-05, the Company’s financial statements now include a separate statement of comprehensive income.

Note 3.	Restrictions on Cash and Due From Banks

At December 31, 2012, 2011 and 2010, the Company did not have a deposit requirement with the Federal Reserve Bank as a result of the Company’s decision to hold a portion of excess cash with the Federal Reserve.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Note 4.	Statement of Cash Flows

The Company has chosen to report on a net basis its cash receipts and cash payments for time deposits accepted and repayments of those deposits, and loans made to customers and principal collections on those loans. The Company uses the indirect method to present cash flows from operating activities. Other supplemental cash flow information is presented below:

	Years Ended December 31,
	2012	2011	2010
Cash transactions:
Interest expense paid	$13,329	$13,534	$13,654

Noncash transactions:
Transfers of loans to other real estate owned	$885	$5,723	$13,410

Loans to facilitate the sale of other real estate owned	$3,473	$661	$358

Adriatica real estate notes financed	$—	$12,188	$—

Stock warrants issued for guarantee of other borrowings	$—	$475	$—

Common stock issued for noncompete agreement	$115	$—	$—

Transfer of bank premises to other real estate	$379	$—	$—

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Supplemental schedule of noncash investing activities from acquisitions and branch sale:

	Years Ended December 31,
	2012	2011	2010
Noncash assets acquired:
Certificates of deposit held in other banks	$17,078	$—	$—
Securities available for sale	10,314	—	9,937
Restricted stock	1,417	—	204
Loans	180,448	—	67,505
Premises and equipment	5,717	—	14,541
Other real estate owned	1,573	—	4,553
Goodwill	17,746	—	—
Core deposit intangible	1,362	—	1,748
Other assets	1,669	—	564

Total assets	$237,324	$—	$99,052

Noncash liabilities assumed:
Deposits	$216,444	$—	$120,431
FHLB advances	12,500	—	—
Other borrowings	—	—	3,635
Junior subordinated debt	3,609	—	—
Other liabilities	700	—	949

Total liabilities	$233,253	$—	$125,015

Cash and cash equivalents acquired from acquisitions	$46,230	$—	$37,819

Contingent consideration recorded	$—	$—	$1,752

Cash paid to shareholders of acquired banks	$46,600	$—	$101

Fair value of common stock issued to shareholders of acquired bank	$3,701	$—	$3,311

Noncash assets transferred:
Loans	$807	$—	$—
Premises and equipment	280	—	—
Goodwill	254	—	—
Core deposit intangible	119	—	—
Other assets	13	—	—

Total assets	$1,473	$—	$—

Non cash liabilities transferred:
Deposits	$20,068	$—	$—
Other liabilities	6	—	—

Total liabilities	$20,074	$—	$—

Cash and cash equivalents transferred in branch sale	$133	$—	$—

Deposit premium received	$414	$—	$—

Cash paid to buyer, net of deposit premium	$18,430	$—	$—

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Note 5.	Securities

Securities have been classified in the consolidated balance sheets according to management’s intent. The amortized cost of securities and their approximate fair values at December 31, 2012, 2011 and 2010 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
December 31, 2012:
U.S. treasuries	$3,493	$54	$—	$3,547
Government agency securities	69,636	575	—	70,211
Obligations of state and municipal subdivisions	34,908	2,123	(217)	36,814
Corporate bonds	2,105	23	(25)	2,103
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	635	45	—	680

	$110,777	$2,820	$(242)	$113,355

December 31, 2011:
U.S. treasuries	$2,492	$58	$—	$2,550
Government agency securities	65,092	615	(21)	65,686
Obligations of state and municipal subdivisions	20,970	1,355	—	22,325
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	3,275	155	—	3,430

	$91,829	$2,183	$(21)	$93,991

December 31, 2010:
U.S. treasuries	$1,000	$30	$—	$1,030
Government agency securities	40,686	798	(64)	41,420
Obligations of state and municipal subdivisions	6,063	71	(136)	5,998
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	3,996	168	(1)	4,163

	$51,745	$1,067	$(201)	$52,611

Securities with a carrying amount of approximately $84,117, $50,722 and $42,875 at December 31, 2012, 2011 and 2010, respectively, were pledged to secure public fund deposits.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

As of December 31, 2012, the Moody credit ratings in the state and municipal obligations portfolio are shown in the following table.

Moody Credit Rating	% of portfolio
A1	5.2%
Aa1	2.2
Aa2	6.6
Aa3	0.9
Aaa	33.7
Not available	8.2
Not rated	43.2

100.0%

Approximately 51.4% of the state and municipal obligations are bonds with no credit ratings which are guaranteed by the Texas Permanent School Fund which maintains a AAA rating separate from the State of Texas. The municipals are primarily general obligation bonds issued by independent school districts located in Texas.

As of December 31, 2012 the two corporate bonds were rated A1 and A2.

Proceeds from sale of securities available for sale and gross gains and losses for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Years Ended December 31,
	2012	2011	2010
Proceeds from sale	$2,078	$—	$—

Gross gains	$—	$—	$—

Gross losses	$3	$—	$—

The amortized cost and estimated fair value of securities available for sale at December 31, 2012, by contractual maturity, are shown below. Maturities of pass-through certificates will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2012
	Securities Available for Sale
	Amortized Cost	Fair Value
Due in one year or less	$2,499	$2,526
Due from one year to five years	49,559	49,960
Due from five to ten years	25,832	26,231
Thereafter	32,252	33,958

	110,142	112,675
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	635	680

	$110,777	$113,355

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2012, 2011 and 2010, are summarized as follows:

	Value Impaired
	Less Than 12 Months		Greater Than 12 Months		Total
Description of Securities	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Securities Available for Sale
December 31, 2012:
Obligations of state and municipal subdivisions	$6,551	$(217)	$—	$—	$6,551	$(217)
Corporate bonds	990	(25)	—	—	990	(25)

	$7,541	$(242)	$—	$—	$7,541	$(242)

December 31, 2011:
Government agency securities	$9,479	$(21)	$—	$—	$9,479	$(21)

December 31, 2010:
Government agency securities	$6,808	$(64)	$—	$—	$6,808	$(64)
Obligations of state and municipal subdivisions	3,853	(136)	—	—	3,853	(136)
Residential mortgage-backed securities guaranteed by FNMA, GNMA and FHLMC	344	(1)	—	—	344	(1)

	$11,005	$(201)	$—	$—	$11,005	$(201)

Unrealized losses are generally due to changes in interest rates. The Company has the intent to hold these securities until maturity or a forecasted recovery and it is more likely than not that the Company will not have to sell the securities before the recovery of their cost basis. As such, the losses are deemed to be temporary.

Effective January 1, 2010, held to maturity securities with an amortized cost of $40,090 were transferred to the available for sale category for liquidity purposes. Due to this transfer, the Company recorded a net unrealized gain of $979 in other comprehensive income.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Note 6.	Loans, Net and Allowance for Loan Losses

Loans, net at December 31, 2012, 2011 and 2010 consisted of the following:

	December 31,
	2012	2011	2010
Commercial	$169,882	$127,827	$121,805
Real estate:
Commercial	648,494	470,820	361,106
Commercial construction, land and land development	97,329	79,063	81,270
Residential	306,187	219,938	207,996
Single-family interim construction	67,920	24,592	20,402
Agricultural	40,127	34,923	32,902
Consumer	39,502	28,437	31,270
Other	73	80	76

	1,369,514	985,680	856,827
Allowance for loan losses	(11,478)	(9,060)	(8,403)

	$1,358,036	$976,620	$848,424

Loans serviced for the benefit of others at December 31, 2012, 2011 and 2010 amounted to $3,775, $5,784 and $12,453, respectively.

The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans.

Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and prudently expand its business. The Company’s management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. These cash flows, however, may not be as expected and the value of collateral securing the loans may fluctuate. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short term loans may be made on an unsecured basis.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors the diversification of the portfolio on a quarterly basis by type and geographic location. Management also tracks the level of owner occupied property versus non owner occupied property.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Land and commercial land development loans are underwritten using feasibility studies, independent appraisal reviews and financial analysis of the developers or property owners. Generally, borrowers must have a proven track record of success. Commercial construction loans are generally based upon estimates of cost and value of the completed project. These estimates may not be accurate. Commercial construction loans often involve the disbursement of substantial funds with the repayment dependent on the success of the ultimate project. Sources of repayment for these loans may be pre-committed permanent financing or sale of the developed property. The loans in this portfolio are geographically diverse and due to the increased risk are monitored closely by management and the board of directors on a quarterly basis.

Residential real estate and single-family interim construction loans are underwritten primarily based on borrowers’ credit scores, documented income and minimum collateral values. Relatively small loan amounts are spread across many individual borrowers which minimizes risk in the residential portfolio. In addition, management evaluates trends in past dues and current economic factors on a regular basis.

Agricultural loans are collateralized by real estate and/or non-real estate. Agricultural real estate loans are primarily comprised of loans for the purchase of farmland. Loan-to-value ratios on loans secured by farmland generally do not exceed 80% and have amortization periods limited to twenty years. Agricultural non-real estate loans are generally comprised of term loans to fund the purchase of equipment, livestock and seasonal operating lines to cash grain farmers to plant and harvest corn and soybeans. Specific underwriting standards have been established for agricultural-related loans including the establishment of projections for each operating year based on industry developed estimates of farm input costs and expected commodity yields and prices. Operating lines are typically written for one year and secured by the crop and other farm assets as considered necessary.

Agricultural loans carry significant credit risks as they involve larger balances concentrated with single borrowers or groups of related borrowers. In addition, repayment of such loans depends on the successful operation or management of the farm property securing the loan or for which an operating loan is utilized. Farming operations may be affected by adverse weather conditions such as drought, hail or floods that can severely limit crop yields.

Consumer loans represent only about 3% of the outstanding total loan portfolio. Collateral consists primarily of automobiles and other personal assets. Credit score analysis is used to supplement the underwriting process.

Most of the Company’s lending activity occurs within the State of Texas, primarily in the north and central Texas regions. The majority of the Company’s portfolio consists of commercial and residential real estate loans. As of December 31, 2012, 2011 and 2010, there were no concentrations of loans related to a single industry in excess of 10% of total loans.

The allowance for loan losses is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio.

The allowance is derived from the following two components: 1) allowances established on individual impaired loans, which are based on a review of the individual characteristics of each loan, including the customer’s ability to repay the loan, the underlying collateral values, and the industry the customer operates in, and 2) allowances based on actual historical loss experience for the last three years for similar types of loans in the Company’s loan portfolio adjusted for primarily changes in the lending policies and procedures; collection, charge-off and recovery practices; nature and volume of the loan portfolio; volume and severity of nonperforming loans;

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

existence and effect of any concentrations of credit and the level of such concentrations and current, national and local economic and business conditions. This second component also includes an unallocated allowance to cover uncertainties that could affect management’s estimate of probable losses. The unallocated allowance reflects the imprecision inherent in the underlying assumptions used in the methodologies for estimating this component.

The Company’s management continually evaluates the allowance for loan losses determined from the allowances established on individual loans and the amounts determined from historical loss percentages adjusted for the qualitative factors above. Should any of the factors considered by management change, the Company’s estimate of loan losses could also change and would affect the level of future provision expense. While the calculation of the allowance for loan losses utilizes management’s best judgment and all the information available, the adequacy of the allowance for loan losses is dependent on a variety of factors beyond the Company’s control, including, among other things, the performance of the entire loan portfolio, the economy, changes in interest rates and the view of regulatory authorities towards loan classifications.

In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Loans requiring an allocated loan loss provision are generally identified at the servicing officer level based on review of weekly past due reports and/or the loan officer’s communication with borrowers. In addition, past due loans are discussed at weekly officer loan committee meetings to determine if classification is warranted. The Company’s credit department has implemented an internal risk based loan review process to identity potential internally classified loans that supplements the annual independent external loan review. The external review generally covers all loans greater than one million dollars. These reviews include analysis of borrower’s financial condition, payment histories and collateral values to determine if a loan should be internally classified. Generally, once classified, an impaired loan analysis is completed by the credit department to determine if the loan is impaired and the amount of allocated allowance required.

The Texas economy, specifically the Company’s lending area of north and central Texas, has generally performed better and appears to be recovering faster than certain other parts of the country. However, Texas is not completely immune to the problems associated with the U.S. economy. The risk of loss associated with all segments of the loan portfolio continues to be impacted by the prolonged economic downturn. The downturn in the economy and other risk factors are minimized by the Company’s underwriting standards which include the following principles: 1) financial strength of the borrower including strong earnings, high net worth, significant liquidity and acceptable debt to worth ratio, 2) managerial business competence, 3) ability to repay, 4) loan to value, 5) projected cash flow and 6) guarantor financial statements as applicable.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Following is a summary of the activity in the allowance for loan losses by loan class for the years ended December 31, 2012, 2011 and 2010 and total investment in loans at December 31, 2012, 2011 and 2010:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Unallocated	Total
Year Ended December 31, 2012:
Balance at the beginning of year	$1,259	$5,051	$1,964	$317	$209	$235	$—	$25	$9,060
Provision for loan losses	1,261	289	1,176	206	(50)	75	—	227	3,184
Charge-offs	(169)	(484)	(178)	—	—	(86)	—	—	(917)
Recoveries	26	68	3	—	—	54	—	—	151

Balance at end of year	$2,377	$4,924	$2,965	$523	$159	$278	$—	$252	$11,478

At December 31, 2012:
Allowance for losses:
Individually evaluated for impairment	$165	$644	$164	$—	$—	$16	$—	$—	$989
Collectively evaluated for impairment	2,212	4,280	2,801	523	159	262	—	252	10,489
Loans acquired with deteriorated credit
quality	—	—	—	—	—	—	—	—	—

Ending balance	$2,377	$4,924	$2,965	$523	$159	$278	$—	$252	$11,478

Loans:
Individually evaluated for impairment	$724	$10,601	$3,376	$—	$—	$105	$—	$—	$14,806
Collectively evaluated for impairment	166,965	732,581	301,259	67,361	40,127	39,397	73	—	1,347,763
Acquired with deteriorated credit quality	2,193	2,641	1,552	559	—	—	—	—	6,945

Ending balance	$169,882	$745,823	$306,187	$67,920	$40,127	$39,502	$73	$—	$1,369,514

Year Ended December 31, 2011:
Balance at the beginning of year	$1,228	$4,294	$1,639	$250	$167	$293	$—	$532	$8,403
Provision for loan losses	37	1,416	641	38	42	(17)	—	(507)	1,650
Charge-offs	(23)	(694)	(316)	(20)	—	(94)	—	—	(1,147)
Recoveries	17	35	—	49	—	53	—	—	154

Balance at end of year	$1,259	$5,051	$1,964	$317	$209	$235	$—	$25	$9,060

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single- Family Interim Construction	Agricultural	Consumer	Other	Unallocated	Total
At December 31, 2011:
Allowance for losses:
Individually evaluated for impairment	$124	$802	$666	$50	$—	$1	$—	$—	$1,643
Collectively evaluated for impairment	1,135	4,249	1,298	267	209	234	—	25	7,417
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—	—	—

Ending balance	$1,259	$5,051	$1,964	$317	$209	$235	$—	$25	$9,060

Loans:
Individually evaluated for impairment	$830	$13,980	$4,576	$91	$—	$93	$—	$—	$19,570
Collectively evaluated for impairment	126,997	535,903	215,362	24,501	34,923	28,344	80	—	966,110
Acquired with deteriorated credit quality	—	—	—	—	—	—	—	—	—

Ending balance	$127,827	$549,883	$219,938	$24,592	$34,923	$28,437	$80	$—	$985,680

Year Ended December 31, 2010:
Balance at the beginning of year	$855	$3,171	$1,214	$940	$145	$358	$—	$59	$6,742
Provision for loan losses	937	1,536	1,213	(139)	22	1	—	473	4,043
Charge-offs	(579)	(416)	(837)	(561)	—	(114)	—	—	(2,507)
Recoveries	15	3	49	10	—	48	—	—	125

Balance at end of year	$1,228	$4,294	$1,639	$250	$167	$293	$—	$532	$8,403

At December 31, 2010:
Allowance for losses:
Individually evaluated for impairment	$70	$832	$360	$50	$—	$1	$—	$—	$1,313
Collectively evaluated for impairment	1,158	3,462	1,279	200	167	292	—	532	7,090
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—	—	—

Ending balance	$1,228	$4,294	$1,639	$250	$167	$293	$—	$532	$8,403

Loans:
Individually evaluated for impairment	$112	$13,207	$2,469	$99	$—	$233	$—	$—	$16,120
Collectively evaluated for impairment	121,693	429,169	205,527	20,303	32,902	31,037	76	—	840,707
Acquired with deteriorated credit quality	—	—	—	—	—	—	—	—	—

Ending balance	$121,805	$442,376	$207,996	$20,402	$32,902	$31,270	$76	$—	$856,827

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Nonperforming loans by loan class at December 31, 2012, 2011 and 2010 were summarized as follows:

	Commercial	Commercial Real Estate, Land and Land Development		Single- Family Interim Construction	Agricultural	Consumer	Other	Total
			Residential Real Estate
December 31, 2012:
Nonaccrual loans	$218	$4,857	$894	$560	$—	$70	$—	$6,599
Loans past due 90 days and still accruing	—	—	—	—	—	2	—	2
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	481	1,778	2,165	—	—	9	—	4,433

	$699	$6,635	$3,059	$560	$—	$81	$—	$11,034

December 31, 2011:
Nonaccrual loans	$131	$1,291	$2,864	$91	$—	$54	$—	$4,431
Loans past due 90 days and still accruing	31	—	—	—	—	24	—	55
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	552	6,094	136	—	—	12	—	6,794

	$714	$7,385	$3,000	$91	$—	$90	$—	$11,280

December 31, 2010:
Nonaccrual loans	$194	$5,531	$2,079	$—	$—	$42	$—	$7,846
Loans past due 90 days and still accruing	39	—	92	—	2	1	—	134
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	147	7,671	382	—	—	—	—	8,200

	$380	$13,202	$2,553	$—	$2	$43	$—	$16,180

Impaired loans are those loans where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected. The Company has identified these loans through its normal loan review procedures. Impaired loans are measured based on 1) the present value of expected future cash flows discounted at the loans effective interest rate; 2) the loans observable market price; or 3) the fair value of collateral if the loan is collateral dependent. Substantially all of the Company’s impaired loans are measured at the fair value of the collateral. In limited cases the Company may use other methods to determine the level of impairment of a loan if such loan is not collateral dependent.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Impaired loans by loan class at December 31, 2012, 2011 and 2010 were summarized as follows:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
At December 31, 2012:
Impaired loans:
Impaired loans with an allowance for loan losses	$644	$5,532	$1,301	$—	$—	$73	$—	$7,550
Impaired loans with no allowance for loan losses	80	5,069	2,075	—	—	32	—	7,256

Total impaired loans	$724	$10,601	$3,376	$—	$—	$105	$—	$14,806

Unpaid principal balance of impaired loans	$741	$11,140	$3,475	$—	$—	$122	$—	$15,478

Allowance for loan losses on impaired loans	$165	$644	$164	$—	$—	$16	$—	$989

For the year ended December 31, 2012:
Average recorded investment in impaired loans	$777	$12,291	$3,976	$46	$—	$99	$—	$17,189

Interest income recognized on impaired loans	$27	$483	$187	$—	$—	$8	$—	$705

At December 31, 2011:
Impaired loans:
Impaired loans with an allowance for loan losses	$409	$6,837	$2,633	$91	$—	$2	$—	$9,972
Impaired loans with no allowance for loan losses	421	7,143	1,943	—	—	91	—	9,598

Total impaired loans	$830	$13,980	$4,576	$91	$—	$93	$—	$19,570

Unpaid principal balance of impaired loans	$846	$14,603	$4,803	$95	$—	$112	$—	$20,459

Allowance for loan losses on impaired loans	$124	$802	$666	$50	$—	$1	$—	$1,643

For the year ended December 31, 2011:
Average recorded investment in impaired loans	$471	$13,593	$3,615	$95	$—	$68	$—	$17,842

Interest income recognized on impaired loans	$51	$857	$186	$—	$—	$5	$—	$1,099

At December 31, 2010:
Impaired loans:
Impaired loans with an allowance for loan losses	$101	$4,804	$2,057	$99	$—	$4	$—	$7,065
Impaired loans with no allowance for loan losses	11	8,403	412	—	—	229	—	9,055

Total impaired loans	$112	$13,207	$2,469	$99	$—	$233	$—	$16,120

Unpaid principal balance of impaired loans	$137	$13,729	$2,514	$99	$—	$240	$—	$16,719

Allowance for loan losses on impaired loans	$70	$832	$360	$50	$—	$1	$—	$1,313

For the year ended December 31, 2010:
Average recorded investment in impaired loans	$106	$9,011	$2,163	$1,955	$71	$141	$—	$13,447

Interest income recognized on impaired loans	$9	$526	$93	$12	$—	$12	$—	$652

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Certain impaired loans have adequate collateral and do not require a related allowance for loan loss. The Company will charge off that portion of any loan which management considers a loss. Commercial and real estate loans are generally considered for charge off when exposure beyond collateral coverage is apparent and when no further collection of the loss portion is anticipated based on the borrower’s financial condition.

The restructuring of a loan is considered a “troubled debt restructuring” if both 1) the borrower is experiencing financial difficulties and 2) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, extending amortization and other actions intended to minimize potential losses. A “troubled debt restructured” loan is identified as impaired and measured for credit impairment as of each reporting period in accordance with the guidance in ASC 310-10-35.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Following is a summary of troubled debt restructurings during the years ended December 31, 2012, 2011 and 2010 and loans that have been restructured during the previous twelve months that subsequently defaulted during the years ended December 31, 2012, 2011 and 2010:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
Troubled debt restructurings during the year ended December 31, 2012:
Number of contracts	2	1	3	—	—	1	—	7

Pre-restructuring outstanding recorded investment	$280	$101	$1,919	$—	$—	$26	$—	$2,326

Post-restructuring outstanding recorded investment	$280	$101	$1,919	$—	$—	$26	$—	$2,326

Troubled debt restructurings during the previous twelve months that subsequently defaulted during the year ended December 31, 2012:
Number of contracts	—	1	—	—	—	1	—	2

Recorded investment	$—	$101	$—	$—	$—	$26	$—	$127

Troubled debt restructurings during the year ended December 31, 2011:
Number of contracts	4	9	1	—	—	2	—	16

Pre-restructuring outstanding recorded investment	$596	$6,420	$23	$—	$—	$132	$—	$7,171

Post-restructuring outstanding recorded investment	$596	$6,420	$23	$—	$—	$21	$—	$7,060

Troubled debt restructurings during the previous twelve months that subsequently defaulted during the year ended December 31, 2011:
Number of contracts	—	1	—	—	—	—	—	1

Recorded investment	$—	$92	$—	$—	$—	$—	$—	$92

Troubled debt restructurings during the year ended December 31, 2010:
Number of contracts	4	8	7	—	—	—	—	19

Pre-restructuring outstanding recorded investment	$147	$7,671	$861	$—	$—	$—	$—	$8,679

Post-restructuring outstanding recorded investment	$147	$7,671	$861	$—	$—	$—	$—	$8,679

Troubled debt restructurings during the previous twelve months that subsequently defaulted during the year ended December 31, 2010:
Number of contracts	—	—	1	—	—	—	—	1

Recorded investment	$—	$—	$480	$—	$—	$—	$—	$480

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The recorded investment in troubled debt restructurings, including those on nonaccrual, was $7,544, $7,099 and $8,680 as of December 31, 2012, 2011 and 2010.

Modifications primarily relate to extending the amortization periods of the loans and interest rate concessions. The majority of these loans were identified as impaired prior to restructuring, therefore the modifications did not materially impact the Company’s determination of the allowance for loan loss.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. The following table presents information regarding the aging of past due loans by loan class as of December 31, 2012, 2011 and 2010:

	Loans 30-89 Days Past Due	Loans 90 or More Past Due	Total Past Due Loans	Current Loans	Total Loans
December 31, 2012:
Commercial	$845	$—	$845	$169,037	$169,882
Commercial real estate, land and land development	3,091	62	3,153	742,670	745,823
Residential real estate	1,305	360	1,665	304,522	306,187
Single-family interim construction	—	559	559	67,361	67,920
Agricultural	23	—	23	40,104	40,127
Consumer	110	32	142	39,360	39,502
Other	—	—	—	73	73

	$5,374	$1,013	$6,387	$1,363,127	$1,369,514

December 31, 2011:
Commercial	$383	$122	$505	$127,322	$127,827
Commercial real estate, land and land development	5,226	3,379	8,605	541,278	549,883
Residential real estate	2,171	54	2,225	217,713	219,938
Single-family interim construction	—	—	—	24,592	24,592
Agricultural	—	—	—	34,923	34,923
Consumer	257	34	291	28,146	28,437
Other	—	—	—	80	80

	$8,037	$3,589	$11,626	$974,054	$985,680

December 31, 2010:
Commercial	$412	$160	$572	$121,233	$121,805
Commercial real estate, construction, land and land development	237	420	657	441,719	442,376
Residential real estate	2,303	1,240	3,543	204,453	207,996
Single-family interim construction	—	—	—	20,402	20,402
Agricultural	—	2	2	32,900	32,902
Consumer	389	20	409	30,861	31,270
Other	—	—	—	76	76

	$3,341	$1,842	$5,183	$851,644	$856,827

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The Company’s internal classified report is segregated into the following categories: 1) Pass/Watch, 2) Other Assets Especially Mentioned (OAEM), 3) Substandard and 4) Doubtful. The loans placed in the Pass/Watch category reflect the Company’s opinion that the loans reflect potential weakness which requires monitoring on a more frequent basis. The loans in the OAEM category reflect the Company’s opinion that the credit contains weaknesses which represent a greater degree of risk and warrant extra attention. These loans are reviewed monthly in the officers and directors loan committee meetings to determine if a change in category is warranted. The loans placed in the substandard category are considered to be potentially inadequately protected by the current debt service capacity of the borrower and/or the pledged collateral. These credits, even if apparently protected by collateral value, have shown weakness related to adverse financial, managerial, economic, market or political conditions which may jeopardize repayment of principal and interest. There is possibility that some future loss could be sustained by the Company if such weakness is not corrected. The Doubtful category includes loans that are in default or principal exposure is probable. Substandard and doubtful loans are individually evaluated to determine if they should be classified as impaired and an allowance is allocated if deemed necessary under ASC 310-10.

The loans that are not impaired are included with the remaining “pass” credits in determining the portion of the allowance for loan loss based on historical loss experience and other qualitative factors. The portfolio is segmented into categories including: commercial loans, consumer loans, commercial real estate loans, residential real estate loans and agricultural loans. The adjusted historical loss percentage is applied to each category. Each category is then added together to determine the allowance allocated under ASC 450-20.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

A summary of loans by credit quality indicator by class as of December 31, 2012, 2011 and 2010 is as follows:

	Pass (Rating 1-4)	Pass/Watch	OAEM	Substandard	Doubtful	Total
December 31, 2012:
Commercial	$165,842	$2,824	$203	$1,013	$—	$169,882
Commercial real estate, construction, land and land development	716,243	11,502	8,804	9,274	—	745,823
Residential real estate	295,870	4,303	867	5,039	108	306,187
Single-family interim construction	67,360	—	—	560	—	67,920
Agricultural	39,936	147	—	44	—	40,127
Consumer	39,315	60	13	114	—	39,502
Other	73	—	—	—	—	73

	$1,324,639	$18,836	$9,887	$16,044	$108	$1,369,514

December 31, 2011:
Commercial	$125,719	$972	$18	$1,084	$34	$127,827
Commercial real estate, construction, land and land development	512,616	22,086	3,345	11,836	—	549,883
Residential real estate	209,461	3,504	1,087	5,832	54	219,938
Single-family interim construction	24,115	386	—	91	—	24,592
Agricultural	34,464	264	—	195	—	34,923
Consumer	28,095	70	27	245	—	28,437
Other	80	—	—	—	—	80

	$934,550	$27,282	$4,477	$19,283	$88	$985,680

December 31, 2010:
Commercial	$114,132	$5,081	$964	$1,532	$96	$121,805
Commercial real estate, construction, land and land development	396,902	21,779	5,446	18,249	—	442,376
Residential real estate	197,720	5,267	1,048	3,904	57	207,996
Single-family interim construction	19,907	396	—	99	—	20,402
Agricultural	30,877	1,632	93	300	—	32,902
Consumer	30,654	116	103	394	3	31,270
Other	76	—	—	—	—	76

	$790,268	$34,271	$7,654	$24,478	$156	$856,827

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The Company identified certain acquired loans which experienced credit deterioration since origination (“purchased credit impaired loans” PCI). Accretion on PCI loans is based on estimated future cash flows, regardless of contractual maturity. The outstanding balance and related carrying amount of purchased impaired loans at December 31, 2012, April 1, 2012 (I Bank acquisition date) and October 1, 2012 (Community Group acquisition date) are as follows:

	Acquired
	December 31, 2012	April 1, 2012	October 1, 2012
Outstanding balance	$9,178	$4,740	$6,099
Nonaccretable difference	(2,232)	(1,296)	(1,294)
Accretable yield	(1)	(27)	—

Carrying amount	$6,945	$3,417	$4,805

There was no provision for loan losses or activity in the allowance for loan losses established after the acquisition date through December 31, 2012 for purchased impaired loans.

Note 7.	Premises and Equipment, Net

Premises and equipment, net at December 31, 2012, 2011 and 2010 consisted of the following:

	December 31,
	2012	2011	2010
Land	$14,548	$14,149	$14,677
Building	48,054	44,814	44,639
Furniture, fixtures and equipment	13,881	12,692	11,696
Aircraft	5,298	3,700	3,700
Leasehold and tenant improvements	725	620	620
Construction in progress	7,349	1,052	124

	89,855	77,027	75,456
Less accumulated depreciation	(19,274)	(16,605)	(13,403)

	$70,581	$60,422	$62,053

Depreciation expense amounted to $3,524, $3,302 and $2,868 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company has contracted for construction of a new branch and office building in Austin, Texas. Construction is expected to be complete during the first quarter of 2013. The total contracted cost related to the construction of the building is $8,474. Total construction costs incurred through December 31, 2012 are included in construction in progress above.

The Company leases offices in the corporate location and other buildings to other unaffiliated tenants. Rental income of $588, $566 and $577 was recognized during the years ended December 31, 2012, 2011 and 2010, respectively. This rental income is recorded in the statements of income as an offset to occupancy and equipment expense.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

At December 31, 2012, minimum future rental payments receivable from these tenants were as follows:

First year	$419
Second year	238
Third year	169
Fourth year	169
Fifth year	154
Thereafter	52

$1,201

In addition, Adriatica leases retail space to tenants in the Adriatica development (see Note 21).

Note 8.	Other Real Estate Owned

Other real estate owned at December 31, 2012, 2011 and 2010 consisted of the following:

	December 31,
	2012	2011	2010
Construction, land and land development	$6,166	$7,653	$6,982
Residential	653	100	155
Commercial real estate	—	182	182
Agricultural	—	457	535

	$6,819	$8,392	$7,854

Note 9.	Goodwill and Core Deposit Intangible, Net

The Company reported goodwill from its acquisitions prior to 2010 in the amount of $11,222. There was no goodwill recorded during 2010 or 2011. During 2012, the Company recorded goodwill of $12,967 and $4,779 in conjunction with the acquisitions of I Bank and Community Group, respectively. In September 2012, goodwill was reduced by $254 as a result of the sale of the Copland, Texas branch office.

The gross carrying value and accumulated amortization of core deposit intangible is as follows:

	December 31,
	2012	2011	2010
Core deposit intangible	$6,374	$5,540	$5,540
Less accumulated amortization	(3,123)	(2,876)	(2,309)

	$3,251	$2,664	$3,231

Amortization of the core deposit intangible amounted to $656, $567 and $431 for the years ended December 31, 2012, 2011 and 2010, respectively.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The future amortization expense related to core deposit intangible remaining at December 31, 2012 is as follows:

First year	$703
Second year	584
Third year	346
Fourth year	325
Fifth year	325
Thereafter	968

$3,251

Note 10.	Deposits

Deposits at December 31, 2012, 2011 and 2010 consisted of the following:

	December 31,
	2012		2011		2010
	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest-bearing demand accounts	$259,664	18.7%	$168,849	16.4%	$133,307	14.4%
Interest-bearing checking accounts	688,234	49.5	464,653	45.1	229,855	24.8
Savings accounts	115,413	8.3	100,550	9.8	68,329	7.4
Limited access money market accounts	28,439	2.0	27,082	2.6	188,203	20.3
Individual retirement accounts (IRA)	34,374	2.5	29,021	2.8	30,892	3.3
Certificates of deposit, less than $100,000	100,462	7.2	103,446	10.0	159,843	17.2
Certificates of deposit, $100,000 and greater	164,154	11.8	136,883	13.3	117,114	12.6

	$1,390,740	100.0%	$1,030,484	100.0%	$927,543	100.0%

At December 31, 2012, the scheduled maturities of certificates of deposit, including IRAs, were as follows:

First year	$219,973
Second year	39,499
Third year	19,422
Fourth year	7,653
Fifth year	12,443

$298,990

Brokered deposits at December 31, 2012, 2011 and 2010 totaled $31,238, $41,780 and $43,731, respectively.

Note 11.	Federal Home Loan Bank Advances

At December 31, 2012, the Company has advances from the FHLB of Dallas under note payable arrangements at maturities which range from March 1, 2013 to January 1, 2026. Payments on these notes are made monthly. The weighted average interest rate of all notes was 2.01%, 2.40% and 2.55% at December 31, 2012, 2011 and 2010, respectively. The balances outstanding on these advances were $164,601, $82,291 and $55,273 at December 31, 2012, 2011 and 2010, respectively.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Contractual maturities of FHLB advances at December 31, 2012 were as follows:

First year	$3,027
Second year	20,022
Third year	23,000
Fourth year	32,529
Fifth year	30,000
Thereafter	56,023

$164,601

The advances are secured by FHLB stock owned by the Company and a blanket lien on certain loans with an aggregate available carrying value of $524,811 at December 31, 2012. The Company had remaining credit available under the FHLB advance program of $267,511 at December 31, 2012.

At December 31, 2012, the Company had $92,700 in undisbursed advance commitments (letters of credit) with the FHLB. As of December 31, 2012, these commitments mature on various dates from January 2013 through December 2013. The FHLB letters of credit were obtained in lieu of pledging securities to secure public fund deposits that are over the FDIC insurance limit. At December 31, 2012, there were no disbursements against the advance commitments.

Note 12.	Notes Payable and Other Borrowings

Notes payable at December 31, 2012, 2011 and 2010 consisted of the following:

	December 31,
	2012	2011	2010
Note payable by Adriatica to an unaffiliated commercial bank in the original amount of $12,188. The loan is secured by real property consisting of a mixed used development in McKinney, TX. Interest accrues at 3.25% through June 2013 and then adjusts to Wall Street Journal (WSJ) prime. Interest is paid quarterly and principal payments are required at 90% of the proceeds of any sales of the property collateralizing the loan.	$3,142	$10,842	$—

Adriatica loan from the same commercial bank to finance the purchase of an additional building located in the development. The original balance was $353. Interest accrues at WSJ prime (3.25%). Payments of principal and interest of $6 are due quarterly.	337	350	—

Note payable to an unaffiliated commercial bank in the original amount of $12,000, due in quarterly installments of accrued interest and principal installments of $375. The loan accrues interest at the WSJ prime rate, subject to a 4% floor (4% at December 31, 2012). The loan is secured by the outstanding capital stock of Independent Bank. One final payment of unpaid principal and interest is due on December 24, 2016. The terms of the loan require the Company to maintain minimum capital ratios and other covenants.	6,000	7,500	9,000

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

	December 31,
	2012	2011	2010
Note payable to an unaffiliated commercial bank in the original amount of $7,000, due in quarterly installments of accrued interest and principal installments of $250. The loan accrues interest at the WSJ prime rate, subject to a 4.5% floor (4.5% at December 31, 2012). The loan is secured by the outstanding capital stock of Independent Bank. One final payment of unpaid principal and interest is due on March 15, 2015.	6,250	—	—

	$15,729	$18,692	$9,000

Other borrowings at December 31, 2012, 2011 and 2010 consisted of the following:

	December 31,
	2012	2011	2010
Unsecured subordinated debenture, payable to an unaffiliated commercial bank in the original amount of $4,500, due in quarterly principal installments of $188 through December, 2016. Interest accrues at WSJ prime plus 0.5% with a 4% floor (4% at December 31, 2012).	$3,000	$3,750	$4,500

Unsecured subordinated debentures in the amount of $5,000.

Interest payments at 7.00% are made quarterly and semiannual principal payments of $625 will be due beginning January 15, 2015. The remaining principal and accrued interest is due on July 15, 2018.	5,000	5,000	—

Unsecured subordinated debentures in the amount of $2,730. Interest payments at 7.00% are made quarterly and semiannual principal payments of $341 will be due beginning April 15, 2015. The remaining principal and accrued interest is due on October 15, 2018.	2,730	2,730	—

Unsecured subordinated debentures assumed in the acquisition of an unrelated financial institution in the amount of $2,285. The debentures bear interest at a fixed rate of 7% through September 2012 and then an adjusted rate of WSJ prime +2% subject to a 6% floor thereafter and until maturity, September 30, 2017.	1,223	1,468	1,713

Unsecured subordinated debentures in the amount of $4,155. Interest payments at 7.00% are made quarterly and semiannual principal payments beginning August 2013. The remaining principal and accrued interest is due on February 15, 2017.	4,155	4,155	4,155

Unsecured subordinated debentures in the amount of $1,015. Interest payments at 7.00% are made quarterly. The principal and and accrued interest was fully paid on September 30, 2011.	—	—	1,015

Unsecured subordinated debentures in the amount of $4,680. Interest payments at 7.00% are made quarterly and semiannual principal payments beginning April 2016. The remaining principal and accrued interest is due on October 15, 2019.	4,680	—	—

	$20,788	$17,103	$11,383

At December 31, 2012, 2011 and 2010, other borrowings included amounts owed to related parties of $8,536, $6,111 and $3,332, respectively.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

At December 31, 2012, the scheduled principal maturities of the Company’s notes payable and other borrowings are as follows:

First year	$4,028
Second year	4, 548
Third year	13,754
Fourth year	6, 634
Fifth year	3,865
Thereafter	3,688

$36,517

In addition, the Company has a $25,000 federal funds line of credit note with an unaffiliated bank, with no set maturity date. The lender may terminate the line at any time without notice. The line is provided on an unsecured basis and must be repaid the following business day from when the funds were borrowed. There were no borrowings against the line at December 31, 2012, 2011 or 2010.

Note 13.	Junior Subordinated Debentures

In March 2003, IB Trust I, an unconsolidated subsidiary of the Company, issued 5,000 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of $5,000, all of which was outstanding at December 31, 2012, 2011 and 2010. These securities bear an interest rate of 3.25% over the three-month LIBOR (3.56% and 3.68% at December 31, 2012 and 2011, respectively). The trust preferred securities will mature in March 2033. The proceeds from the sale of the trust preferred securities and the issuance of $155 in common securities to the Company were used by Trust I to purchase approximately $5,155 of floating rate junior subordinated debentures of the Company which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the common securities issued to the Company were payable quarterly beginning June 2003.

In March 2004, IB Trust II, an unconsolidated subsidiary of the Company, issued 3,000 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of $3,000, all of which was outstanding at December 31, 2012, 2011 and 2010. These securities bear an interest rate of 2.85% over the three-month LIBOR (3.19% and 3.25% at December 31, 2012 and 2011, respectively). The trust preferred securities will mature in March 2034. The proceeds from the sale of the trust preferred securities and the issuance of $93 in common securities to the Company were used by Trust II to purchase approximately $3,093 of floating rate junior subordinated debentures of the Company which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the common securities issued to the Company were payable quarterly beginning June 2004.

In December 2004, IB Trust III, an unconsolidated subsidiary of the Company, issued 3,600 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of $3,600, all of which was outstanding at December 31, 2012, 2011 and 2010. These securities bear an interest rate of 2.40% over the three-month LIBOR (2.71% and 2.90% at December 31, 2012 and 2011, respectively). The trust preferred securities will mature in December 2035. The proceeds from the sale of the trust preferred securities and the issuance of $112 in common securities to the Company were used by Trust I to purchase approximately $3,712 of floating rate junior subordinated debentures of the Company which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the common securities issued to the Company were payable quarterly beginning March 2005.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

In February 2005, IB Centex Trust I, an unconsolidated subsidiary of the Company, issued 2,500 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of $2,500, all of which was outstanding at December 31, 2012, 2011 and 2010. These securities bear an interest rate of 3.25% over the three-month LIBOR (3.56% and 3.75% at December 31, 2012 and 2011, respectively). The trust preferred securities will mature in February 2035. The proceeds from the sale of the trust preferred securities and the issuance of $78 in common securities to the Company were used by Centex Trust I to purchase approximately $2,578 of floating rate junior subordinated debentures of the Company which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the common securities issued to the Company were payable quarterly beginning June 2005.

In connection with the acquisition of Community Group Inc. in October 2012, (Note 20) the Company, assumed $3,500 (3,500 shares with a liquidation amount of 1,000 per security) of Floating Rate Cumulative Trust Preferred Securities (TPS) which were issued through a wholly-owned subsidiary, Community Group Statutory Trust I (CGI Trust I). CGI Trust I invested the total proceeds from the sale of TPS and the $109 proceeds from the sale of common stock to CGI in floating rate Junior Subordinated Debentures (Debentures) issued by CGI. Interest on the TPS is payable quarterly on March 15, June 15, September 15, and December 15 of each year at a rate equal to the three month LIBOR rate plus 1.60% (1.99% at December 31, 2012). Principal payments are due at maturity on June 21, 2037. The Company may redeem the Debentures, in whole or in part, on any interest payment date on or after the redemption date of June 21, 2012 at an amount equal to the principal amount of the Debentures being redeemed plus accrued and unpaid interest on such Debentures to the redemption date

Except under certain circumstances, the common securities issued to the Company by the trusts possess sole voting rights with respect to matters involving those entities. Under certain circumstances, the Company may, from time to time, defer the debentures’ interest payments, which would result in a deferral of distribution payments on the related trust preferred securities and, with certain exceptions, prevent the Company from declaring or paying cash distributions on the Company’s common stock and any other future debt ranking equally with or junior to the debentures. The trust preferred securities are guaranteed by the Company.

Note 14.	Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of this instrument. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. At December 31, 2012, 2011 and 2010, the approximate amounts of these financial instruments were as follows:

	December 31,
	2012	2011	2010
Commitments to extend credit	$153,932	$103,861	$74,885
Standby letters of credit	2,704	1,564	1,259

	$156,636	$105,425	$76,144

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, farm crops, property, plant and equipment and income-producing commercial properties.

Letters of credit are written conditional commitments used by the Company to guarantee the performance of a customer to a third party. The Company’s policies generally require that letter of credit arrangements contain security and debt covenants similar to those contained in loan arrangements. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount shown in the table above. If the commitment is funded, the Company would be entitled to seek recovery from the customer. As of December 31, 2012, 2011 and 2010, no amounts have been recorded as liabilities for the Company’s potential obligations under these guarantees.

Note 15.	Commitments and Contingencies

The Company is involved in certain legal actions arising from normal business activities. Management believes that the outcome of such proceedings will not materially affect the financial position, results of operations or cash flows of the Company.

The Company leases certain branch facilities and other facilities. Rent expense related to these leases amounted to $413, $276 and $230 for the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, minimum future rental payments due under noncancelable lease commitments were as follows:

First year	$569
Second year	547
Third year	480
Fourth year	216
Fifth year	100
Thereafter	330

$2,242

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Note 16.	Related Party Transactions

In the ordinary course of business, the Company has and expects to continue to have transactions, including loans to its officers, directors and their affiliates. In the opinion of management, such transactions are on the same terms as those prevailing at the time for comparable transactions with unaffiliated persons. Loan activity for officers, directors and their affiliates for the year ended December 31, 2012 is as follows:

Balance at beginning of year	$37,626
New loans	5,283
Repayments	(8,420)
Changes in affiliated persons	(12)

Balance at end of year	$34,477

See also Note 12.

Note 17.	Employee Benefit Plans

The Company has a 401(k) profit sharing plan (Plan) which covers employees over the age of eighteen who have completed ninety days of credited service, as defined by the Plan. The Plan provides for “before tax” employee contributions through salary reduction contributions under Section 401(k) of the Internal Revenue Code. A participant may choose a salary reduction not to exceed the dollar limit set by law each year ($17 in 2012). Contributions by the Company and by participants are immediately fully vested. The Plan provides for the Company to make 401(k) matching contributions ranging from 50% to 100% depending upon the employee’s years of service, but limited to 6% of the participant’s eligible salary. The Plan also provides for the Company to make additional discretionary contributions to the Plan. The Company made contributions of approximately $435, $351 and $297 for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 18.	Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The following table represents assets and liabilities reported on the consolidated balance sheets at their fair value on a recurring basis as of December 31, 2012, 2011 and 2010 by level within the ASC Topic 820 fair value measurement hierarchy:

		Fair Value Measurements at Reporting Date Using
	Assets/ Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Significant Unobservable Inputs (Level 3)
December 31, 2012:
Measured on a recurring basis:
Assets:
Investment securities available for sale:
U.S. treasuries	$3, 547	$—	$3, 547	$—
Government agency securities	70,211	—	70,211	—
Obligations of state and municipal subdivisions	36,814	—	36,814	—
Corporate bonds	2,103	—	2,103	—
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	680	—	680	—
Liabilities:
Contingent consideration	290	—	—	290
December 31, 2011:
Measured on a recurring basis:
Assets:
Investment securities available for sale:
U.S. treasuries	2,550	—	2,550	—
Government agency securities	65,686	—	65,686	—
Obligations of state and municipal subdivisions	22,325	—	22,325	—
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	3,430	—	3,430	—
Liabilities:
Contingent consideration	821	—	—	821
December 31, 2010:
Measured on a recurring basis:
Assets:
Investment securities available for sale:
U.S. treasuries	1,030	—	1,030	—
Government agency securities	41,420	—	41,420	—
Obligations of state and municipal subdivisions	5,998	—	5,998	—
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	4,163	—	4,163	—
Liabilities:
Contingent consideration	1,256	—	—	1,256

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

There were no transfers between Level 1 and Level 2 categorizations for the years presented.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury and other yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security’s terms and conditions, among other things.

Contingent consideration, related to the acquisition of Town Center Bank in 2010, is reported at fair value using Level 3 inputs. The contingent consideration is remeasured on a recurring basis based on the expected present value of cash flows to be paid to the shareholders of the acquired institution using a market discount rate. The maximum amount payable at December 31, 2012 is $290.

Balance as of December 31, 2009	$—
Contingent consideration recorded in Town Center transaction	1,752
Settlements	(496)

Balance as of December 31, 2010	1,256
Settlements	(415)
Change in estimated payments to be made	(20)

Balance as of December 31, 2011	821
Settlements	(395)
Change in estimated payments to be made	(136)

Balance at December 31, 2012	$290

In accordance with ASC Topic 820, certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Impaired loans (loans which are not expected to repay all principal and interest amounts due in accordance with the original contractual terms) are measured at an observable market price (if available) or at the fair value of the loan’s collateral (if collateral dependent). Fair value of the loan’s collateral is determined by appraisals or independent valuation which is then adjusted for the estimated costs related to liquidation of the collateral. Management’s ongoing review of appraisal information may result in additional discounts or adjustments to valuation based upon more recent market sales activity or more current appraisal information derived from properties of similar type and/or locale. Therefore, the Company has categorized its impaired loans as Level 3.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The following table presents the assets carried on the consolidated balance sheet by caption and by level in the fair value hierarchy at December 31, 2012, 2011 and 2010, for which a nonrecurring change in fair value has been recorded:

		Fair Value Measurements at Reporting Date Using
	Assets/ Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Period Ended Total Losses
December 31, 2012:
Measured on a nonrecurring basis:
Assets:
Impaired loans	$5,146	$—	$—	$5,146	$187
December 31, 2011:
Measured on a nonrecurring basis:
Assets:
Impaired loans	8,285	—	—	8,285	1,263
December 31, 2010:
Measured on a nonrecurring basis:
Assets:
Impaired loans	7,261	—	—	7,261	1,290

The Company has no nonfinancial assets or nonfinancial liabilities measured at fair value on a recurring basis. Other real estate is measured at fair value on a nonrecurring basis (upon initial recognition or subsequent impairment). Other real estate is classified within Level 3 of the valuation hierarchy. When transferred from the loan portfolio, other real estate is adjusted to fair value less estimated selling costs and is subsequently carried at the lower of carrying value or fair value less estimated selling costs. The fair value is determined using an external appraisal process, discounted based on internal criteria.

The following table presents other real estate that was remeasured and reported at fair value:

	December 31,
	2012	2011	2010
Carrying value of other real estate prior to remeasurement	$2,282	$21,964	$6,227
Plus gain recognized at foreclosure	—	642	—
Less charge-offs recognized in the allowance for loan losses at initial acquisition	(188)	(713)	(924)
Less subsequent writedowns included in noninterest expense	(94)	(168)	(759)

Adjusted carrying value of remeasured other real estate	$2,000	$21,725	$4,544

There were no transfers into or out of Level 3 categorization for the years presented.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

For Level 3 financial and nonfinancial assets measured at fair value on a non-recurring basis at December 31, 2012, the significant unobservable inputs used in the fair value measurements are as follows:

Assets	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Impaired loans	$5,146	Collateral method	Adjustments for selling costs	N/A
Other real estate	2,000	Collateral method	Adjustments for selling costs	N/A
Contingent consideration	290	Cash flows to be paid	Expected payments	N/A

The methods and assumptions used by the Company in estimating fair values of financial instruments as disclosed herein in accordance with ASC Topic 825, Financial Instruments, other than for those measured at fair value on a recurring and nonrecurring basis discussed above, are as follows:

Cash and cash equivalents: The carrying amounts of cash and cash equivalents approximate their fair value.

Certificates of deposit held in other banks: The carrying amount of certificates of deposit in other banks, which mature within one year, approximates fair value.

Investment securities: Fair values for securities are based on quoted market prices or other observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment spreads, credit information and the bond’s terms and conditions, among other things.

Loans and loans held for sale: For variable-rate loans that reprice frequently and have no significant changes in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank of Dallas and other restricted stock: The carrying value of restricted securities such as stock in the Federal Home Loan Bank of Dallas and Independent Bankers Financial Corporation approximates fair value.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is their carrying amounts). The carrying amounts of variable-rate certificates of deposit (CD’s) approximate their fair values at the reporting date. Fair values for fixed-rate CD’s are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances, line of credit and federal funds purchased: The fair value of advances maturing within 90 days approximates carrying value. Fair value of other advances is based on the Company’s current borrowing rate for similar arrangements.

Notes payable and other borrowings: The fair values are based upon prevailing rates on similar debt in the market place.

Junior subordinated debentures: The fair value of junior subordinated debentures is estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Accrued interest: The carrying amounts of accrued interest approximate their fair values.

Off-balance sheet instruments: Commitments to extend credit and standby letters of credit have short maturities and therefore have no significant fair value.

The carrying amount, estimated fair value and the financial hierarchy of the Company’s financial instruments were as follows at December 31, 2012, 2011 and 2010:

			Fair Value Measurements at Reporting Date Using
	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012:
Financial assets:
Cash and cash equivalents	$102,290	$102,290	$102,290	$—	$—
Certificates of deposit held in other banks	7,720	7,720	—	7,720	—
Securities available for sale	113,355	113,355	—	113,355	—
Loans held for sale	9,162	9,162	—	9,162	—
Loans, net	1,358,036	1,399,938	—	1,393,377	6,561
FHLB of Dallas stock and other restricted stock	8,165	8,165	—	8,165	—
Accrued interest receivable	4,647	4,647	—	4, 647	—
Financial liabilities:					—
Deposits	1,390,740	1,399,373	—	1,399,373	—
Accrued interest payable	985	985	—	985	—
FHLB advances	164,601	170,239	—	170,239	—
Notes payable	15,729	15,729	—	15,729	—
Other borrowings	20,788	20,970	—	20,970	—
Junior subordinated debentures	18,147	18,114	—	18,114	—
Contingent consideration	290	290	—	—	290
Off-balance sheet assets (liabilities):
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—
December 31, 2011:
Financial assets:
Cash and cash equivalents	56,654	56,654	56,654	—	—
Securities available for sale	93,991	93,991	—	93,991	—
Loans held for sale	2,991	2,991	—	2,991
Loans, net	976,620	1,006,080	—	997,751	8,329
FHLB of Dallas stock and other restricted stock	5,147	5,147	—	5,147	—
Accrued interest receivable	4,027	4,027	—	4,027	—
Financial liabilities:
Deposits	1,030,484	1,038,313	—	1,038,313	—
Accrued interest payable	732	732	—	732	—
FHLB advances	82,291	85,103	—	85,103	—
Notes payable	18,692	18,692	—	18,692	—
Other borrowings	17,103	18,649	—	18,649	—
Junior subordinated debentures	14,538	14,527	—	14,527	—
Contingent consideration	821	821	—	—	821
Off-balance sheet assets (liabilities):
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

			Fair Value Measurements at Reporting Date Using
	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010:
Financial assets:
Cash and cash equivalents	$86,346	$86,346	$86,346	$—	$—
Securities available for sale	52,611	52,611	—	52,611	—
Loans held for sale	3,301	3,301	—	3,301	—
Loans, net	848,424	875,140	—	869,388	5,752
FHLB of Dallas stock and other restricted stock	4,017	4,017	—	4,017	—
Accrued interest receivable	3,494	3,494	—	3,494	—
Financial liabilities:
Deposits	927,543	942,288	—	942,288	—
Accrued interest payable	908	908	—	908	—
FHLB advances	55,273	56,322	—	56,322	—
Notes payable	9,000	9,000	—	9,000	—
Other borrowings	11,383	12,666	—	12,666	—
Junior subordinated debentures	14,538	14,487	—	14,487	—
Contingent consideration	1,256	1,256	—	—	1,256
Off-balance sheet assets (liabilities):
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—

Note 19.	Stock Awards and Stock Warrants

The Company grants common stock awards to certain employees of the Company. The common stock vests five years from the date the award is granted and expense is recognized over the vesting period.

The following table summarizes the activity in nonvested shares for the year ended December 31, 2012:

	Number of Shares	Weighted Average Grant Date Price
Nonvested shares, December 31, 2010	164,358	$15.30
Granted during the year	17,965	17.19
Vested during the year	(2,298)	3.75

Nonvested shares, December 31, 2011	180,025	$15.64
Granted during the year	58,560	20.31
Vested during the year	(29,977)	14.76

Nonvested shares, December 31, 2012	208,608	$17.07

Compensation expense related to these awards was $643, $572 and $597 for the years ended December 31, 2012, 2011 and 2010, respectively, and is recorded in salaries and employee benefits in the accompanying consolidated statements of income. At December 31, 2012 future compensation expense is estimated to be $1,729 and will be recognized over a remaining weighted average period of 2.19 years.

The fair value of common stock awards that vested during the years ended December 31, 2012, 2011 and 2010 was $609, $39 and $2,333, respectively.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

At December 31, 2012, the future vesting schedule of the nonvested shares is as follows:

First year	17,277
Second year	103,126
Third year	11,680
Fourth year	17,965
Fifth year	58,560

Total nonvested shares	208,608

Shares granted prior to 2012 were issued at the date of grant and receive dividends. Shares issued under a revised plan in 2012 are not outstanding shares of the Company until they vest and do not receive dividends.

The Company has issued warrants representing the right to purchase 150,544 shares of Company stock at $17.19 per share to certain Company directors and shareholders. The warrants were issued in return for the shareholders agreement to repurchase the subordinated debt outstanding to an unaffiliated bank in the event of Company default. The warrants expire in December 2018 and were recorded at a fair value of $475 as of the date of the warrants issuance. The Company recorded this amount as debt origination costs and is amortizing it over the term of the debt, which matures in 2016.

Note 20.	Regulatory Matters

Under banking law, there are legal restrictions limiting the amount of dividends the Bank can declare. Approval of the regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. For state banks, subject to regulatory capital requirements, payment of dividends is generally allowed to the extent of net profits.

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of and December 31, 2012, 2011 and 2010, the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2012, 2011 and 2010, the Bank’s capital ratios exceeded those levels necessary to be categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized”, the Bank must maintain minimum total risk based, Tier I risk based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The actual capital amounts and ratios of the Company and Bank as of December 31, 2012, 2011 and 2010 are presented in the following table:

	Actual		Minimum for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012:
Total capital to risk weighted assets:
Consolidated	$137,525	10.51%	$104,693	8.00%	N/A	N/A
Bank	143,618	11.07	103,790	8.00	$129,738	10.00%
Tier I capital to risk weighted assets:
Consolidated	107,539	8.22	52,346	4.00	N/A	N/A
Bank	132,140	10.19	51,895	4.00	77,843	6.00
Tier I capital to average assets:
Consolidated	107,539	6.45	66,722	4.00	N/A	N/A
Bank	132,140	7.99	66,162	4.00	82,702	5.00
December 31, 2011:
Total capital to risk weighted assets:
Consolidated	$109,457	11.19%	$78,254	8.00%	N/A	N/A
Bank	108,777	11.32	76,904	8.00	$96,131	10.00%
Tier I capital to risk weighted assets:
Consolidated	84,049	8.59	39,127	4.00	N/A	N/A
Bank	99,717	10.37	38,452	4.00	57,678	6.00
Tier I capital to average assets:
Consolidated	84,049	6.89	48,763	4.00	N/A	N/A
Bank	99,717	8.28	48,167	4.00	60,209	5.00
December 31, 2010:
Total capital to risk weighted assets:
Consolidated	$93,594	11.10%	$67,443	8.00%	N/A	N/A
Bank	101,203	12.01	67,405	8.00	$84,257	10.00%
Tier I capital to risk weighted assets:
Consolidated	74,825	8.88	33,721	4.00	N/A	N/A
Bank	92,800	11.01	33,703	4.00	50,554	6.00
Tier I capital to average assets:
Consolidated	74,825	6.98	42,859	4.00	N/A	N/A
Bank	92,800	8.56	43,353	4.00	54,192	5.00

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The following is a reconciliation of the consolidated equity capital under U.S. generally accepted accounting principles to Tier 1 capital and total capital at December 31, 2012, 2011 and 2010:

	December 31,
	2012	2011	2010
Consolidated equity capital	$124,510	$85,997	$76,044
Unrealized gains on securities, net	(2,578)	(2,162)	(866)
Junior subordinated debentures, net	17,600	14,100	14,100
Disallowed goodwill and core deposit intangibles	(31,993)	(13,886)	(14,453)

Consolidated Tier 1 capital	107,539	84,049	74,825
Tier 2 capital-subordinated debt (limited)	18,508	16,348	10,366
Allowance for loan losses	11,478	9,060	8,403

Consolidated total capital	$137,525	$109,457	$93,594

The following is a reconciliation of Bank equity capital under U.S. generally accepted accounting principles to Tier 1 capital and total capital at December 31, 2012, 2011 and 2010:

	December 31,
	2012	2011	2010
Bank equity capital	$166,711	$115,765	$108,119
Unrealized gains on securities, net	(2,578)	(2,162)	(866)
Disallowed goodwill and core deposit intangibles	(31,993)	(13,886)	(14,453)

Bank Tier 1 capital	132,140	99,717	92,800
Allowance for loan losses	11,478	9,060	8,403

Bank total capital	$143,618	$108,777	$101,203

Note 21.	IBG Adriatica

In June 2011, IBG formed a wholly owned subsidiary, IBG Adriatica Holdings (Adriatica), to acquire loans from First United Bank, Durant, Oklahoma (First United Bank). The loans had an aggregate face value of $23,000 and were secured by approximately 27 acres of real property located in the Adriatica Development in McKinney, TX.

The purchase price of the loans was $16,250, of which $12,188 was financed with First United Bank. The loan is guaranteed by IBG.

Adriatica subsequently acquired the real property through a deed in lieu of foreclosure. The real property consists of a commercial office building, retail center, residential lots and a multi-story parking garage. The property was recorded at a fair value net of selling costs of $16,949 based on a current independent appraisal and a gain of $699 was recognized. In addition, Adriatica purchased a building located on the property for $442 and has capitalized improvements of $54 during the year ended December 31, 2011.

Management has engaged a project manager to oversee and market the development. Adriatica incurred expenses of approximately $447 and $303 during the years ended December 31, 2012 and 2011, respectively, to complete finish out of the garage and other maintenance to prepare the property to sell.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

In December 2011, a tract of land adjacent to the garage and rights to parking spaces were sold to an investment partnership comprised of certain of the Company’s principals, including the Chairman of the Board and the majority shareholder as well as certain other directors of the Company. Adriatica received proceeds of $1,500 for this property which was the appraised value. Adriatica recognized a gain of $115 due to minimal selling costs incurred on the sale. In December 2012, an additional tract of land and parking was sold to the same investment partnership for net proceeds of $3,443 generating a gain of $869. The investment partnership has an option to buy another 32,000 square feet of undeveloped property in the future. Management believes that these transactions have comparable terms to those that could be arranged with an independent third party.

Also during 2012, Adriatica sold two townhomes and an office building to unrelated entities and recognized a total gain of approximately $686 on these sales.

The retail center has leased space to several tenants with lease contracts expiring from 2013 through 2016. Adriatica recognized rental income of approximately $1,055, $442 and $0 during the years ended December 31, 2012, 2011 and 2010, respectively. The rental income is recorded in the statements of income as an offset to expenses from operations of IBG Adriatica. The retail leases will transfer with the property at the time the retail center is sold.

Note 22.	Business Combinations

I Bank Acquisition

On April 1, 2012, the Company acquired 100% of the outstanding stock of I Bank Holding Company, Inc. and its wholly owned subsidiary iBank Texas with branches in Lakeway, Texas and a branch located in Georgetown, Texas.

Estimated fair values of the assets acquired and liabilities assumed in the transaction as of the closing date of the transaction was as follows:

Assets of acquired bank:
Cash and cash equivalents	$19,993
Certificates of deposit held in other banks	17,078
Investment in restricted stock	702
Loans	116,948
Premises and equipment	2,165
Other real estate owned	416
Goodwill	12,967
Core deposit intangible	1,097
Other assets	1,221

Total assets	$172,587

Liabilities of acquired bank:
Deposits	$122,876
FHLB advances	12,500
Other liabilities	211

Total liabilities	$135,587

Cash paid in I Bank Holding Company, Inc. transaction	$37,000

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Non-credit impaired loans had a fair value of $113,531 at the date of acquisition and contractual balances of $113,723. The difference of $192 will be recognized into interest income as an adjustment to yield over the life of the loans.

The Company recognized goodwill of $12,967 which is calculated as the excess of both the consideration exchanged and liabilities assumed compared to the fair market value of identifiable assets acquired. Goodwill resulted from a combination of expected synergies, expansion of Austin market area and growth opportunities. Goodwill is not expected to be deducted for tax purposes.

The Company had incurred expenses related to the acquisition of approximately $705 during the year ended December 31, 2012, which is included in acquisition expense.

Pro forma net income for the years ended December 31, 2012 and 2011 would have been $18,308 and $17,321, respectively, and revenues would have been $82,966 and $75,669 for the same years, respectively, had the acquisition occurred as of January 1, 2011. The operations of iBank were merged into Independent Bank as of the date of the acquisition. Separate revenue and earnings of the former iBank are not available subsequent to the business combination.

Community Group Acquisition

On October 1, 2012, the Company completed an acquisition of The Community Group, Inc. (CGI) and its wholly owned subsidiary United Community Bank. The Company issued 182,221 shares of Company common stock plus $9.6 million in cash for all outstanding shares of CGI. The Company’s stock was valued at $20.31 per share which was based on the most recent selling price of the Company’s stock to third party investors.

The Company recognized goodwill of $4,779 which is calculated as the excess of both the consideration exchanged and liabilities assumed compared to the fair market value of identifiable assets acquired. Goodwill resulted from a combination of expected synergies, desirable branch locations and growth opportunities. Goodwill is not expected to be deducted for tax purposes.

The Company had incurred expenses related to the acquisition of approximately $696 during 2012, which is included in acquisition expense. The results of operations for the Company would not have been materially different had the acquisition occurred as of January 1, 2011. Therefore, pro forma information has not been disclosed.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Estimated fair values of the assets acquired and liabilities assumed in the transaction as of the closing dates of the transaction was as follows:

Assets of acquired bank:
Cash and cash equivalents	$26,237
Securities available for sale	10,314
Loans	63,500
Premises and equipment	3,530
Other real estate	1,157
Investment in FHLB stock and other restricted stock	715
Goodwill	4,779
Core deposit intangible	265
Other assets	470

Total assets	$110,967

Liabilities of acquired bank:
Deposits	$93,568
Junior subordinated debentures	3,609
Other liabilities	489

Total liabilities	$97,666

Common stock issued in The Community Group, Inc. transaction	$3,701

Cash paid in The Community Group, Inc. transaction	$9,600

Non-credit impaired loans had a fair value of $58,694 at the date of acquisition and contractual balances of $59,106.The difference of $412 will be recognized into interest income as an adjustment to yield over the life of the loans.

Farmersville and Town Bank Acquisitions

On July 31, 2010, and September 30, 2010 the Company acquired certain assets and assumed certain deposits and liabilities of Town Center Bank and Farmersville Bancshares, Inc., respectively. The Company recorded a liability of $1,752 for contingent consideration expected to be paid to the former owners of Town Center Bank. The contingent consideration is based on performance of the acquired loan portfolio of Town Center Bank and will be resolved three years from the date of the business combination. The maximum amount payable at July 31, 2010 was $1,752.

The Company issued 192,688 shares of Company stock for all outstanding shares of Farmersville Bancshares, Inc. The Company’s stock was valued at $17.19 per share which was based on the most recent selling price of the Company’s stock to third party investors.

The purchase accounting for these transactions resulted in a bargain purchase gain of $6,692 which arose primarily due to the previous owners of the acquired banks being compelled to sell for regulatory reasons. In addition, the valuation of property acquired in connection with the transaction was significantly higher than anticipated at the date the terms of the acquisitions were negotiated.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

During 2010, the Company recorded $668 in expenses related to the business combinations that is included in acquisition expense in the accompanying consolidated statements of income.

These acquisitions established Independent Bank’s presence and locations in northwest Dallas County and Denton County, Texas and extended its presence in eastern Collin County, Texas.

Estimated fair values of the assets acquired and liabilities assumed in the transactions as of the closing dates of the transactions were as follows:

Assets of acquired banks:
Cash and cash equivalents	$21,039
Federal funds sold	16,780
Securities available for sale	9,937
Investment in restricted stock	204
Loans	67,505
Premises and equipment	14,541
Other real estate owned	4,553
Core deposit intangible	1,748
Other assets	564

Total assets	$136,871

Liabilities of acquired banks:
Deposits	$120,431
Subordinated debt assumed in Farmersville transaction	2,285
Other borrowings	1,350
Accrued expenses and other liabilities	949

Total liabilities	$125,015

Common stock issued in Farmersville transaction	$3,311

Cash paid in Farmersville transaction	$101

Contingent consideration recorded in Town Center transaction	$1,752

Bargain purchase gain recorded on acquisitions	$6,692

Note 23.	Sale of Branch

During September 2012, the Company sold its Coupland, Texas branch, including loans, deposits, related accrued interest and property and equipment to an unaffiliated institution. As a result of this branch sale, the Company transferred deposits of $20,074, including accrued interest, for a deposit premium of $414. The assets were sold for current recorded value of $1,233. The Company reduced goodwill and core deposit intangibles associated with this branch by $254 and $119, respectively, and recognized a gain of $38 on the sale.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Note 24.	Subsequent Events – Stock Offering and Stock Split

IBG qualifies as an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). In October 2012, the Board of Directors of the Company approved a resolution for IBG to sell shares of common stock to the public in an initial public offering. On December 28, 2012 the Company submitted a confidential draft Registration Statement on Form S-1 with the SEC with respect to the shares to be registered and sold. On February 27, 2013, the Company filed a public Registration Statement on Form S-1 with the SEC.

In connection with the initial public offering, on February 22, 2013 the Company amended its certificate of incorporation to affect a 3.2-for-one stock split of its common stock and change the its par value of common stock from $1 to $.01. All previously reported share amounts have been retrospectively restated to give effect to the stock split and the common stock account has been reallocated to additional paid in capital to reflect the new par value.

Deferred transaction costs of $603 associated with the offering of common stock are recorded in other assets as of December 31, 2012. Transaction costs will be recognized as a reduction to the proceeds of the stock offering.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Note 25.	Parent Company Only Financial Statements

The following balance sheets, statements of income and statements of cash flows for Independent Bank Group, Inc. should be reread in conjunction with the consolidated financial statements and the notes thereto.

Balance Sheets

	December 31,
Assets	2012	2011	2010
Cash and cash equivalents	$1,396	$4,375	$2,713
Investment in subsidiaries	173,724	120,711	108,119
Investment in Trusts	547	438	438
Other assets	987	325	34

Total assets	$176,654	$125,849	$111,304

Liabilities and Stockholders’ Equity
Notes payable	$12,250	$7,500	$9,000
Other borrowings	20,788	17,103	11,383
Junior subordinated debentures	18,147	14,538	14,538
Other liabilities	959	711	339

Total liabilities	52,144	39,852	35,260

Stockholders’ equity:
Common stock	83	69	69
Additional paid-in capital	88,791	59,196	58,149
Retained earnings	33,290	24,594	16,984
Treasury stock	(232)	(24)	(24)
Accumulated other comprehensive income	2,578	2,162	866

Total stockholders’ equity	124,510	85,997	76,044

Total liabilities and stockholders’ equity	$176,654	$125,849	$111,304

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Statements of Income

	Years Ended December 31,
	2012	2011	2010
Interest expense:
Interest on notes payable and other borrowings	$1,720	$1,270	$981
Interest on junior subordinated debentures	531	480	484

Total interest expense	2,251	1,750	1,465

Noninterest income:
Dividends from subsidiaries	25,634	10,690	7,584
Other	24	33	15

	25,658	10,723	7,599
Noninterest expense:
Salaries and employee benefits	1,163	1,028	1,041
Professional fees	—	168	54
Acquisition expense, including legal	1,401	—	668
Other	36	155	57

Total noninterest expense	2,600	1,351	1,820

Net income before equity in undistributed income of subsidiaries	20,807	7,622	4,314

Equity in undistributed (loss) income of subsidiaries	(3,430)	6,078	8,802

Net income	$17,377	$13,700	$13,116

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Statements of Cash Flows

	Years Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income	$17,377	$13,700	$13,116
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net loss (income) of subsidiaries	3,430	(6,078)	(8,802)
Stock grants amortized	643	572	597
Net change in other assets	(523)	184	5
Net change in other liabilities	9	372	(272)

Net cash provided by operating activities	20,936	8,750	4,644

Cash flows from investing activities:
Capital investment in subsidiaries	(2,050)	(5,215)	—
Cash received from acquired company	39	—	—
Cash paid in acquisitions	(46,600)	—	(361)

Net cash used in investing activities	(48,611)	(5,215)	(361)

Cash flows from financing activities:
Repayments of other borrowings	(3,245)	(3,513)	(2,072)
Proceeds from other borrowings	11,680	7,730	—
Treasury stock purchased	(208)	—	(1)
Proceeds from issuance of common stock	25,150	—	—
Dividends paid	(8,681)	(6,090)	(4,244)

Net cash provided by (used in) financing activities	24,696	(1,873)	(6,317)

Net change in cash and cash equivalents	(2, 979)	1,662	(2,034)

Cash and cash equivalents at beginning of year	4,375	2,713	4,747

Cash and cash equivalents at end of year	$1,396	$4,375	$2,713

APPENDIX A—AGREEMENT AND PLAN OF REORGANIZATION (INCLUDING EXHIBIT A)

EXECUTION COPY

AGREEMENT AND PLAN OF REORGANIZATION

BY AND BETWEEN

INDEPENDENT BANK GROUP, INC.

MCKINNEY, TEXAS

AND

LIVE OAK FINANCIAL CORP.

DALLAS, TEXAS

Dated as of August 22, 2013

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EXHIBITS

EXHIBIT A:	Agreement and Plan of Merger	A-1
EXHIBIT B:	Voting Agreement	B-1
EXHIBIT C:	Release Agreements	C-1
EXHIBIT D:	Support Agreement	D-1

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (“Agreement”) is made and entered into as of the 22nd day of August, 2013, by and between INDEPENDENT BANK GROUP, INC., a Texas corporation and registered bank holding company with its principal offices in McKinney, Texas (“IBG”), and LIVE OAK FINANCIAL CORP., a Texas corporation and registered bank holding company with its principal offices in Dallas, Texas (“LOFC”).

RECITALS:

WHEREAS, LOFC owns all of the capital stock of Live Oak State Bank, a Texas banking association with its home office in Dallas, Texas (“Live Oak Bank”);

WHEREAS, IBG desires to acquire all of the issued and outstanding common shares of LOFC (the “LOFC Shares”) through the merger (the “Merger”) of IBGLO ACQUISITION CORPORATION, a Texas corporation and wholly owned subsidiary of IBG (“Newco”) with and into LOFC, with LOFC continuing as the corporation surviving the Merger, pursuant to which holders of LOFC Shares will be entitled to receive cash and common shares of IBG (the “IBG Shares”) as provided for herein;

WHEREAS, IBG and LOFC believe that the Merger, as provided for and subject to the terms and conditions set forth in this Agreement and all exhibits, schedules and supplements hereto, is in the best interests of IBG and LOFC and their respective shareholders;

WHEREAS, after to the Merger, IBG will effect the merger of LOFC into IBG, with IBG continuing as the surviving corporation (the “Subsequent Merger”), and the merger of Live Oak Bank with and into Independent Bank, McKinney, Texas, a Texas banking association and a wholly-owned subsidiary of IBG (“Independent Bank”), with Independent Bank continuing as the surviving bank (the “Bank Merger”);

WHEREAS, the parties intend that: (i) the Merger and the Subsequent Merger, together, qualify as a reorganization within the meaning of § 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the rules and regulations promulgated thereunder, (ii) that the Bank Merger qualify as a reorganization within the meaning of § 368(a) of the Code and the rules and regulations promulgated thereunder, and (iii) that this Agreement constitutes a plan of reorganization within the meaning of § 368 of the Code and the applicable regulations;

WHEREAS, to induce IBG to enter into this Agreement, certain shareholders of LOFC have agreed to execute and deliver to IBG a Voting Agreement pursuant to which these shareholders agree to vote their LOFC Shares in favor of the Merger;

WHEREAS, IBG and LOFC desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated hereby; and

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WHEREAS, the respective boards of directors of IBG and LOFC have approved this Agreement and the proposed transactions substantially on the terms and conditions set forth in this Agreement.

AGREEMENT:

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby, the parties hereby agree as follows:

ARTICLE I

ACQUISITION OF LOFC BY IBG

Section 1.01.  Merger of LOFC with and into Newco. Subject to the terms and conditions of this Agreement and the Agreement and Plan of Merger to be entered into between LOFC and Newco (the “Merger Agreement”) in the form attached hereto as Exhibit “A”, Newco will merge with and into LOFC pursuant to the provisions of Chapter 10 of the Texas Business Organizations Code (the “TBOC”).

Section 1.02.  Effects of the Merger. LOFC shall continue as the corporation resulting from the Merger (the “Resulting Corporation”), and the Merger shall otherwise have the effects set forth in Section 10.008 of the TBOC and as set forth in the Merger Agreement.

Section 1.03.  Certificate of Formation and Bylaws. The Certificate of Formation and Bylaws of the Resulting Corporation shall be as set forth in the Merger Agreement.

Section 1.04.  Directors and Officers. The directors and officers of the Resulting Corporation shall be as set forth in the Merger Agreement.

Section 1.05.  Merger Consideration. At the Effective Time (as defined in Section 1.09) by virtue of this Agreement and without any further action on the part of any holder, all of the LOFC Shares outstanding at the Effective Time shall, subject to adjustment pursuant to Section 8.07, be converted into the right to receive an aggregate $10,000,000 in cash (the “Aggregate Cash Consideration”) and an aggregate 292,646 IBG Shares.

A.        Any LOFC Shares that are owned by LOFC (other than as a fiduciary) shall automatically be canceled and retired and all rights with respect thereto shall cease to exist, and no consideration shall be delivered in exchange therefor.

B.        Subject to Section 1.05(C), each LOFC Share issued and outstanding immediately before the Effective Time (excluding LOFC Shares cancelled pursuant to Section 1.05(A)) shall be converted into, and shall be canceled in exchange for, the right to receive:

(1)        A cash amount equal to $16.69 (the “Per Share Cash Consideration”) subject to adjustment pursuant to Section 8.07;

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(2)        0.4886 IBG Shares (the “Per Share Stock Consideration”). If the Average Closing Price (as defined below) is less than $30.76, the Per Share Stock Consideration will be adjusted to be a fraction (rounded to the nearest ten thousandth) determined by dividing (i) $15.03, by (ii) the Average Closing Price. If the Average Closing Price is greater than $37.60, the Per Share Stock Consideration will be adjusted to be a fraction (rounded to the nearest ten thousandth) determined by dividing (i) $18.37, by (ii) the Average Closing Price. The “Average Closing Price” is the volume-weighted average of the daily average sale price per IBG Share on The NASDAQ Stock Market, Inc. Global Market System (“NASDAQ”) (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by IBG) for the twenty (20) consecutive trading days ending on and including the third trading day preceding the Closing Date; and

(3)        Notwithstanding anything in this Agreement to the contrary, IBG will not issue any certificates or scrip representing fractional IBG Shares otherwise issuable pursuant to the Merger. In lieu of the issuance of any such fractional shares, IBG shall pay to each former holder of LOFC Shares otherwise entitled to receive such fractional share an amount of cash determined by multiplying (i) the Average Closing Price by (ii) the fraction of an IBG Share which such holder would otherwise be entitled to receive pursuant to this Section 1.05.

C.        Subject only to dissenter’s rights under Subchapter H of Chapter 10 of the TBOC, all LOFC Shares shall no longer be outstanding and shall be cancelled and retired and all rights with respect thereto shall cease to exist, and each holder of LOFC Shares shall cease to have any rights with respect thereto, except the right to receive the consideration provided for in this Section 1.05.

Section 1.06.  Treatment of Newco Shares. Each Newco Share (as defined in Section 4.05) issued and outstanding immediately before the Effective Time shall, on and after the Effective Time, be converted into a like number of shares of the Resulting Corporation with the effect that the aggregate number of common shares of the Resulting Corporation outstanding after the Effective Time shall be equal to the aggregate number of Newco Shares outstanding immediately before the Effective Time, all of which shall continue to be owned by IBG. The authorized number of common shares of the Resulting Corporation shall be the same as the authorized number of Newco Shares immediately before the Effective Time.

Section 1.07.  Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, LOFC Shares that are held by shareholders of LOFC who have complied with the terms and provisions of Subchapter H of Chapter 10 of the TBOC (each a “Dissenting Shareholder”) shall be entitled to those rights and remedies set forth in Subchapter H of Chapter 10 of the TBOC; but if that a shareholder of LOFC fails to perfect, withdraws or otherwise loses any such right or remedy granted by the Subchapter H of Chapter 10 of the TBOC, each LOFC Share held by such shareholder shall be converted into and represent only the right to receive the consideration as specified in Section 1.05.

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Section 1.08.  SEC Filing and Shareholder Approval.

A.        IBG shall prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by IBG with the Securities and Exchange Commission (“SEC”) in connection with the issuance of the IBG Shares to the LOFC Shareholders pursuant to Section 1.05 (including the Proxy Statement for the Meeting (as defined below) and prospectus and other proxy solicitation materials of LOFC constituting a part thereof (together, the “Proxy Statement”) and all related documents). LOFC shall prepare and furnish to IBG such information relating to LOFC and its directors, officers and shareholders as may be reasonably required to comply with SEC rules and regulations in connection with the Registration Statement. IBG shall provide LOFC, and its legal, financial and accounting advisors, the right to review and provide comments upon (i) the Registration Statement in advance of such Registration Statement being filed with the SEC and (ii) on all amendments and supplements to the Registration Statement and all responses to requests for additional information and replies to comments relating to the Registration Statement before filing or submission to the SEC. IBG shall consider in good faith all comments from LOFC and its legal, financial and accounting advisors to the Registration Statement, all amendments and supplements thereto and all responses to requests for additional information. LOFC agrees to cooperate with IBG and IBG’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor and in taking such other actions in connection with the Registration Statement and the Proxy Statement. If LOFC has cooperated and promptly provided all information reasonably requested as described above, IBG shall file, or cause to be filed, the Registration Statement with the SEC on or before September 30, 2013. IBG shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. IBG also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

B.        The LOFC Board shall duly call, give notice of, and cause to be held, a meeting of its shareholders (the “Meeting”) and will direct that this Agreement and the transactions contemplated hereby be submitted to a vote at the Meeting. Specifically, the LOFC Board will present for the consideration of LOFC shareholders a proposal to approve and adopt this Agreement, the Merger, the Merger Agreement and the transactions contemplated hereby and thereby. The LOFC Board will (i) cause proper notice of the Meeting to be given to the LOFC shareholders in compliance with applicable law and regulations, (ii) distribute to the LOFC shareholders the Proxy Statement, (iii) recommend by the affirmative vote of the LOFC Board a vote in favor of approval of the proposals set forth in this Section 1.08(B), subject to Section 1.08(C), and (iv) perform such other acts as may reasonably be requested by IBG to ensure that shareholder approval of the proposals set forth in this Section 1.08(B) are obtained. LOFC shall print and commence the mailing (at its expense) of the Proxy Statement to its shareholders on or before the fifth business day after the date that the Registration Statement is declared effective and a final prospectus (relating to the Registration Statement) and Proxy Statement is on file with the SEC before such mailing.

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C.        Notwithstanding the foregoing, LOFC and the Board of Directors of LOFC (the “LOFC Board”) are permitted to change its recommendation as contemplated by Section 1.08(B)(iii) (“Change in Recommendation”) if and only to the extent that:

(1)        LOFC, Live Oak Bank and the LOFC Representatives (as defined in Section 5.11), have complied in all material respects with Section 5.11;

(2)        the LOFC Board, after consultation with its outside counsel, has determined in good faith that failure to make a Change in Recommendation would reasonably be expected to result in a violation of its fiduciary duties under applicable law; and

(3)        if the LOFC Board intends to make a Change in Recommendation after LOFC has received an Acquisition Proposal, (a) the LOFC Board has concluded in good faith, after giving effect to all of the adjustments which may be offered by IBG pursuant to subclause (c) below, that such Acquisition Proposal constitutes a Superior Proposal, (b) LOFC shall notify IBG, at least five business days in advance, of its intention to make a Change in Recommendation in response to such Superior Proposal (including the identity of the party making such Acquisition Proposal) and furnish to IBG a written description of the material terms of the Superior Proposal and copies of such other material documents that LOFC is not required to keep confidential, and (c) before making such a Change in Recommendation, LOFC shall, and shall cause its financial and legal advisors to, during the period after LOFC’s delivery of the notice referred to in subclause (b) above, negotiate with IBG in good faith for a period of up to five business days (to the extent IBG desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

Section 1.09.  Exchange Procedures.

A.        On the business day before the Closing Date, IBG shall deposit or cause to be deposited in trust with Wells Fargo Bank, N.A. (the “Exchange Agent”) (i) certificates for shares or evidence of shares in book entry form representing the aggregate number of IBG Shares which the holders of LOFC Shares are entitled to receive pursuant to Section 1.05, and (ii) an amount of cash equal to the aggregate amount of cash which the holders of LOFC Shares are entitled to receive pursuant to Section 1.05 (collectively, the “Aggregate Merger Consideration”).

B.        At least twenty days before the anticipated Closing Date (or such later date as mutually agreed to by IBG and LOFC), IBG shall cause the Exchange Agent to mail to each record holder of an outstanding certificate or certificates representing LOFC Shares (the “Certificates”), a form letter of transmittal which will specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and contain instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Exchange Agent of a

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Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (i) an amount of cash equal to the product of (x) the Per Share Cash Consideration, or the Adjusted Per Share Cash Consideration (as defined in Section 8.07), if applicable, multiplied by (y) the number of LOFC Shares represented by the Certificate (the “Surrendered Shares”), (ii) a number of IBG Shares equal to the product of (x) the Per Share Stock Consideration, multiplied by (y) the number of Surrendered Shares, and (iii) an amount of cash as payment in lieu of the issuance of fractional IBG Shares calculated in accordance with Section 1.05(B)(3), and such Certificate shall forthwith be canceled. The consideration to be received by a shareholder of LOFC upon surrender of his Certificate is referred to as the “Merger Consideration.” Until surrendered in accordance with this Section 1.09, each Certificate (other than Certificates representing Dissenting Shares) shall represent for all purposes the right to receive the Merger Consideration without any interest thereon. If a holder of Certificates surrenders such Certificates and a properly executed letter of transmittal to the Exchange Agent at least three business days before the Closing Date, then IBG shall use commercially reasonable efforts to cause the Exchange Agent to promptly, but no later than three (3) business days following the Closing Date, to such holder of Certificates the Merger Consideration into which the LOFC Shares represented by such Certificates have been converted pursuant to Section 1.05. If a holder of Certificates surrenders such Certificates and a properly executed letter of transmittal to the Exchange Agent at any time after three business days before the Closing Date, then IBG shall use its commercially reasonable efforts to cause the Exchange Agent to promptly, but in no event later than three business days after receipt of such Certificates and letter of transmittal, deliver to such holder of Certificates the Merger Consideration into which the LOFC Shares represented by such Certificate or Certificates have been converted pursuant to Section 1.05. A holder of Certificates may elect to have the cash amounts to be paid hereunder paid by means of a check or multiple checks, or by deposit for immediate credit into the holder’s account or accounts at Live Oak Bank or at Independent Bank, or, if the amount to be received by the holder is equal to or greater than $500,000, by wire transfer to an account or accounts designated in writing by the holder.

C.        After the Effective Time, the share transfer ledger of LOFC shall be closed and there shall be no transfers on the share transfer books of LOFC of the LOFC Shares which were outstanding immediately before such time of filing. If, after the Effective Time, Certificates are presented to IBG, they shall be promptly presented to the Exchange Agent and exchanged as provided in this Section 1.09.

D.        Former shareholders of LOFC shall be entitled to vote after the Effective Time at any meeting of IBG’s shareholders the number of IBG Shares into which their shares are converted, regardless of whether such shareholders of LOFC have surrendered their Certificates in exchange therefor.

E.        No dividends or other distributions declared after the Effective Time with respect to IBG Shares and payable to the holders thereof shall be paid to the holder of a Certificate until such holder surrenders such Certificate to the Exchange Agent in accordance with this Section 1.09. After the surrender of a Certificate in accordance with this

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Section 1.09, the holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which had become payable after the Effective Time with respect to the IBG Shares represented by such Certificate.

F.        Any portion of the Aggregate Merger Consideration (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of LOFC for six months after the Exchange Agent mails the letter of transmittal pursuant to this Section 1.09 shall be delivered to IBG upon demand, and any shareholders of LOFC who have not theretofore complied with the exchange procedures in this Section 1.09 shall look to IBG only, and not the Exchange Agent, for the payment of the Merger Consideration in respect of such shares. If outstanding Certificates for LOFC Shares are not surrendered or the payment for them is not claimed before the date on which such IBG Shares or cash would otherwise escheat to any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property or any other applicable law, become the property of IBG (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property.

G.        If any IBG Shares are to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be appropriately endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form (reasonably satisfactory to IBG) for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing IBG Shares in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or not payable.

H.        None of IBG, LOFC, the Exchange Agent or any other person shall be liable to any former holder of LOFC Shares for any IBG Share (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

I.        If any Certificate has been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by IBG or the Exchange Agent, the posting by such person of a bond in such amount as IBG or the Exchange Agent may direct (not to exceed the amount of Merger Consideration relating to the relevant missing Certificate) as indemnity against any claim that may be made against IBG, Independent Bank, or LOFC with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

Section 1.10.  Effective Time. The “Effective Time” means the effective time of the Merger as specified in the Certificate of Merger filed with and certified by the Texas Secretary of State (“TSOS”). The Certificate of Merger shall be filed with the TSOS on the Closing Date.

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Section 1.11.  Subsequent Merger and Bank Merger. Immediately after the Effective Time, IBG shall cause the Subsequent Merger and the Bank Merger to be consummated.

Section 1.12.  Anti-Dilution Provisions. If, between the date of this Agreement and the Effective Time, the IBG Shares are changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a share dividend thereon is declared with a record date within said period, the Per Share Stock Consideration shall be adjusted accordingly; but an offering or sale of IBG Shares shall not be deemed a reclassification, recapitalization, split-up, combination, exchange of shares or readjustment of the IBG Shares.

Section 1.13.  Tax Matters.

A.        None of IBG, Independent Bank, Newco, LOFC or Live Oak Bank has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger and the Subsequent Merger, together, from qualifying as a reorganization within the meaning of § 368 of the Code. IBG, Independent Bank, Newco, LOFC and Live Oak Bank shall each use its reasonable best efforts to cause (i) the Merger and the Subsequent Merger, together, to qualify as a “reorganization” within the meaning of § 368(a) of the Code, and (ii) each of IBG and LOFC to be a party to the reorganization within the meaning of § 368(b) of the Code. Each of IBG, Independent Bank, Newco, LOFC and Live Oak Bank agrees to file all of its tax returns, including complying with the filing requirements of Treasury Regulations § 1.368-3, consistent with the treatment of the Merger as a “reorganization” within the meaning of § 368(a) of the Code and in particular as a transaction described in § 368(a)(1)(A) of the Code, Treasury Regulations § 1.368-2(b)(1)(ii) and Revenue Ruling 2001-46, 2001-42 I.R.B. 321, Situation 1. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations § 1.368-2(g).

B.        None of IBG, Independent Bank, Newco, LOFC or Live Oak Bank has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Bank Merger from qualifying as a reorganization within the meaning of § 368 of the Code. IBG, Independent Bank, Newco, LOFC and Live Oak Bank shall each use its reasonable best efforts to cause (i) the Bank Merger to qualify as a “reorganization” within the meaning of § 368(a) of the Code, and (ii) each of Independent Bank and Live Oak Bank to be a party to the reorganization within the meaning of § 368(b) of the Code. Each of IBG, Independent Bank, Newco, LOFC and Live Oak Bank agrees to file all of its tax returns, including complying with the filing requirements of Treasury Regulations § 1.368-3, consistent with the treatment of the Bank Merger as a “reorganization” within the meaning of § 368(a) of the Code and in particular as a transaction described in § 368(a)(1)(A) of the Code and Treasury Regulations § 1.368-2(b)(1)(ii). This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations § 1.368-2(g).

C.        IBG and Newco shall deliver to Andrews Kurth LLP and Hunton & Williams, LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of IBG, containing representations of IBG and Newco, and LOFC shall deliver to Andrews Kurth

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LLP and Hunton & Williams, LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of LOFC, containing representations of LOFC, in each case as shall be reasonably necessary or appropriate to enable Andrews Kurth LLP to render the tax opinion described in Section 8.15 and to enable Hunton & Williams, LLP to render the tax opinion described in Section 7.12. Independent Bank shall deliver to Andrews Kurth LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Independent Bank, containing representations of Independent Bank, and Live Oak Bank shall deliver to Andrews Kurth LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Live Oak Bank, containing representations of Live Oak Bank, in each case as shall be reasonably necessary or appropriate to enable Andrews Kurth LLP to render the tax opinions described in Section 8.15. Each of IBG, Independent Bank, Newco, LOFC and Live Oak Bank shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications and representations included in the tax representation letters described in this Section 1.13(C).

D.        A LOFC representative shall prepare or cause to be prepared and file or cause to be filed, subject to the review and reasonable approval of IBG, all Tax Returns for each of LOFC and Live Oak Bank for all periods ending on or prior to the Closing Date that are required to be filed after the Closing Date. If required by applicable law, IBG shall, and shall cause LOFC or Live Oak Bank to, authorize and direct their respective officers to execute any and all Tax Returns required to be filed by each of LOFC and Live Oak Bank pursuant to this Section 1.13(D). The shareholders of LOFC and Live Oak Bank shall be responsible for the amount of Taxes of LOFC and Live Oak Bank shown due on such Tax Returns. All such Tax Returns shall be prepared in a manner that is consistent with the past custom and practice of LOFC and Live Oak Bank, except as required by a change in applicable law.

ARTICLE II

THE CLOSING AND THE CLOSING DATE

Section 2.01.  Time and Place of the Closing and Closing Date. The transactions contemplated under this Agreement shall be consummated on a date mutually agreeable to IBG and LOFC that is within thirty days after the receipt of all necessary regulatory, corporate and other approvals, and the expiration of all associated mandatory waiting periods (“Closing Date”). On the Closing Date, a meeting (the “Closing”) will take place at which the parties to this Agreement will exchange certificates, letters and other documents in order to determine whether all of the conditions set forth in ARTICLE VII and ARTICLE VIII have been satisfied or waived or whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If no such condition then exists or if no party elects to exercise any right it may have to terminate this Agreement, then and thereupon the appropriate parties shall execute such documents and instruments as may be necessary or appropriate in order to effect the transactions contemplated by this Agreement.

The Closing shall take place at 10:00 a.m., local time at the home office of Independent Bank on the Closing Date, or at such other time and place to which IBG and LOFC may agree.

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Section 2.02.  Actions to be Taken at the Closing by LOFC. At the Closing, LOFC shall execute and acknowledge (where appropriate) and deliver to IBG such documents and certificates necessary to carry out the terms and provisions of this Agreement, including the following (all of such actions constituting conditions precedent to IBG’s obligations to close hereunder):

A.        A certificate, dated as of the Closing Date, duly executed by the Secretary of LOFC, acting solely in his capacity as an officer of LOFC, pursuant to which LOFC shall certify (i) the due adoption by the LOFC Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement, the Merger Agreement and any other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby; (ii) the approval by the shareholders of LOFC of this Agreement, the Merger Agreement and any other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Merger; (iii) the incumbency and true signatures of those officers of LOFC duly authorized to act on its behalf in connection with the execution and delivery of this Agreement, the Merger Agreement and any other agreements and documents contemplated hereby and thereby, and the taking of all actions contemplated hereby and thereby on behalf of LOFC; and (iv) a true and correct list of the holders of LOFC Shares as of the Closing Date;

B.        A certificate, dated as of the Closing Date, duly executed by the Secretary of Live Oak Bank, acting solely in his capacity as an officer of Live Oak Bank, pursuant to which Live Oak Bank shall certify (i) the due adoption by the Board of Directors of Live Oak Bank (the “Live Oak Bank Board”) of corporate resolutions attached to such certificate authorizing the execution and delivery of a merger agreement providing for the Bank Merger (the “Bank Merger Agreement”) and any other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Bank Merger; (ii) the approval by LOFC as the sole shareholder of Live Oak Bank of the Bank Merger Agreement and any other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Bank Merger; (iii) the incumbency and true signatures of those officers of Live Oak Bank duly authorized to act on its behalf in connection with the execution and delivery of the Bank Merger Agreement and any other agreements and documents contemplated hereby and thereby, and the taking of all actions contemplated hereby and thereby on behalf of Live Oak Bank; and (iv) a true and correct list of the shareholder of Live Oak Bank;

C.        A certificate duly executed by the President of LOFC, acting solely in his capacity as an officer of LOFC, dated as of the Closing Date, pursuant to which LOFC shall certify, that (i) all of the representations and warranties made in ARTICLE III are true and correct in all material respects on and as of the date of such certificate as if made on such date, (ii) LOFC has performed and complied in all material respects with all of its obligations and agreements required to be performed on or before the Closing Date under this Agreement, and (iii) there has been no Material Adverse Change (as defined in Section 11.10(G)) with respect to LOFC or Live Oak Bank since June 30, 2013;

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D.        Evidence reasonably satisfactory to IBG that, as of the Effective Time, (i) all LOFC Employee Plans (as defined in Section 3.29) required to be terminated by IBG before the Closing have been terminated in accordance with the terms of such Employee Plans, the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other applicable laws and regulations and that all affected participants have been notified of such terminations;

E.        All consents and approvals required to be obtained by LOFC from third parties to consummate the transactions contemplated by this Agreement, including those listed on Confidential Schedule 3.09;

F.        Supplemental disclosure schedules reflecting any material changes to the representations of LOFC in ARTICLE III between the date of this Agreement and the Closing Date;

G.        The Releases (as defined in Section 5.17), signed by the directors and executive officers of LOFC and Live Oak Bank;

H.        The Support Agreements (as defined in Section 5.19) signed by the directors of LOFC and Live Oak Bank;

I.        Executed agreements, certificates of merger, certificates, and other documents to evidence and facilitate the Bank Merger; and

J.        All other documents required to be delivered to IBG by LOFC under the provisions of this Agreement and all other documents, certificates and instruments as are consistent with the intent of this Agreement and reasonably requested by IBG or its counsel.

Section 2.03.  Actions to be Taken at the Closing by IBG. At the Closing, IBG shall execute and acknowledge (where appropriate) and deliver to LOFC such documents and certificates necessary to carry out the terms and provisions of this Agreement, including the following (all of such actions constituting conditions precedent to LOFC’s obligations to close hereunder):

A.        A certificate, dated as of the Closing Date, executed by the Secretary of IBG, acting solely in her capacity as an officer of IBG, pursuant to which IBG shall certify (i) the due adoption by the Board of Directors of IBG (the “IBG Board”) of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement, the Merger Agreement, and of resolutions approving the Subsequent Merger pursuant to Section 10.006 of the TBOC, and the other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Merger and the Subsequent Merger; and (ii) the incumbency and true signatures of those officers of IBG duly authorized to act on its behalf in connection with the execution and delivery of this Agreement, the Merger Agreement, documents to complete the Subsequent Merger (the “Subsequent Merger Documents”) and any other

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agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby on behalf of IBG;

B.        A certificate, dated as of the Closing Date, duly executed by the Secretary of Independent Bank, acting solely in her capacity as an officer of Independent Bank, pursuant to which Independent Bank shall certify (i) the due adoption by the Board of Directors of Independent Bank (the “Independent Bank Board”) of corporate resolutions attached to such certificate authorizing the execution and delivery of the Bank Merger Agreement and any other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby; (ii) the approval by IBG as the sole shareholder of Independent Bank of the Bank Merger Agreement and any other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Bank Merger; (iii) the incumbency and true signatures of those officers of Independent Bank duly authorized to act on its behalf in connection with the execution and delivery of the Bank Merger Agreement and any other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, on behalf of Independent Bank; and (iv) a true and correct list of the shareholder of Independent Bank as of the Closing Date;

C.        A certificate, dated as of the Closing Date, executed by the Secretary of Newco, acting solely in her capacity as an officer of Newco, pursuant to which Newco shall certify (i) the due adoption by the Board of Directors of Newco (the “Newco Board”) of corporate resolutions attached to such certificate authorizing the execution and delivery of the Merger Agreement and the other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby; (ii) the approval by IBG as the sole shareholder of Newco of the Merger Agreement and any other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Merger and the Subsequent Merger; and (iii) the incumbency and true signatures of those officers of Newco duly authorized to act on its behalf in connection with the execution and delivery of the Merger Agreement, the Subsequent Merger Documents and any other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby on behalf of Newco;

D.        A certificate, dated as of the Closing Date, duly executed by the Chairman of the Board of IBG, acting solely in his capacity as an officer of IBG, pursuant to which IBG shall certify that (i) all of the representations and warranties made in ARTICLE IV are true and correct in all material respects on and as of the date of such certificate as if made on such date, (ii) IBG has performed and complied in all material respects with all of its obligations and agreements required to be performed on or before the Closing Date under this Agreement and (iii) there has been no Material Adverse Change with respect to IBG or Independent Bank since June 30, 2013;

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E.        All consents and approvals required to be obtained by IBG from third parties to consummate the transactions contemplated by this Agreement, including those listed on Confidential Schedule 4.07;

F.        Supplemental disclosure schedules reflecting any material changes to the representations of IBG in ARTICLE IV between the date of this Agreement and the Closing Date;

G.        Executed agreements, certificates of merger, certificates, as applicable, and other documents to evidence and facilitate the Subsequent Merger and the Bank Merger; and

H.        All other documents required to be delivered to LOFC by IBG under the provisions of this Agreement and all other documents, certificates and instruments as are consistent with the terms of this Agreement and reasonably requested by LOFC or its counsel.

Section 2.04.  Further Assurances. At any time and from time to time within twelve months after the Closing, at the reasonable request of any party to this Agreement and without further consideration, any party so requested will execute and deliver such other instruments and take such other action as the requesting party may reasonably deem necessary or desirable in order to effectuate the transactions contemplated hereby. If at any time after the Closing any further commercially reasonable action is necessary or desirable to carry out the purposes of this Agreement, each party hereto shall take or cause to be taken all such commercially reasonable actions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF LOFC

LOFC hereby makes the following representations and warranties to IBG. LOFC agrees to provide to IBG at the Closing supplemental confidential disclosure schedules (the “Schedules”) reflecting any material changes to the representations and warranties set forth herein between the date of this Agreement and the Closing Date. The disclosure of a matter on any Schedule shall constitute disclosure for purposes of all Schedules required by this Agreement.

Section 3.01.  Organization and Ownership.

A.        LOFC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. LOFC is a corporation duly organized, validly existing and in good standing under all laws, rules and regulations of the State of Texas. LOFC has all requisite corporate power and authority to own Live Oak Bank as now owned, and to enter into and carry out its obligations under this Agreement and the Merger Agreement. True and complete copies of the Articles of Incorporation and Bylaws of LOFC, as amended to date, have been delivered to IBG.

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B.        LOFC is the sole record and beneficial owner of all of the issued and outstanding shares of capital stock of Live Oak Bank, free and clear of all liens, security interests, and encumbrances of every kind or character, and no other person or entity has any equity or other interest in Live Oak Bank. LOFC does not, directly or indirectly, own or control any Affiliate (as defined in Section 11.10) or Subsidiary (as defined in Section 11.10), other than Live Oak Bank. LOFC has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, and the business carried on by LOFC has not been conducted through any other direct or indirect Subsidiary or Affiliate of LOFC other than Live Oak Bank.

Section 3.02.  Execution and Delivery. LOFC has full corporate power and authority to execute and deliver this Agreement and the Merger Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Merger Agreement, and (if the required regulatory and shareholder approvals are obtained) the consummation of the transactions contemplated hereby and thereby, have been duly and validly approved by the LOFC Board. Other than approval by the requisite vote of the shareholders of LOFC, no other corporate proceedings or approvals are necessary on the part of LOFC to approve this Agreement or the Merger Agreement, and to consummate the transactions contemplated hereby and thereby. This Agreement, the Merger Agreement, and the other agreements and documents contemplated hereby and thereby, have been or at Closing will be duly executed by LOFC and each such agreement or document constitutes or at Closing will constitute a legal, valid and binding obligation of LOFC, enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership or similar laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 3.03.  LOFC Capitalization. The authorized capital of LOFC consists of 5,000,000 common shares, $5.00 par value per share, of which 598,948 LOFC Shares are issued and outstanding as of the date of this Agreement. All offerings by LOFC to issue its capital have terminated. There are no (A) other outstanding equity securities of any kind or character, or (B) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, LOFC to purchase or otherwise acquire any security of or equity interest in LOFC, obligating LOFC to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital of any class. There are no outstanding contractual obligations of LOFC to vote or dispose of any LOFC Shares and there are no shareholder agreements, voting trusts or similar agreements relating to the LOFC Shares except as set forth in the Bylaws of LOFC. All of the outstanding LOFC Shares have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person. The LOFC Shares have been issued in material compliance with the securities laws of the United States and other jurisdictions having applicable securities laws. There are no restrictions applicable to the payment of dividends on the LOFC Shares except pursuant to applicable laws and regulations, and all dividends declared before the date of this Agreement have been paid.

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Section 3.04.  Live Oak Bank.

A.        Live Oak Bank is a Texas banking association, duly organized, validly existing and in good standing under the laws of the State of Texas. Live Oak Bank has all requisite corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the Articles of Association and Bylaws of Live Oak Bank, as amended to date, have been delivered to IBG. Live Oak Bank is an insured bank as defined in the Federal Deposit Insurance Act of 1950, as amended (the “FDIA”). The nature of the business of Live Oak Bank does not require it to be qualified to do business in any jurisdiction other than the State of Texas. Live Oak Bank has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Live Oak Bank has not been conducted through any other direct or indirect Subsidiary or Affiliate of Live Oak Bank.

B.        The authorized capital stock of Live Oak Bank consists of 544,500 shares of common stock, $5.00 par value per share, of which 544,500 shares are issued and outstanding as of the date of this Agreement. LOFC is in possession of all certificates evidencing all of the shares of capital stock of Live Oak Bank. All of the outstanding shares of capital stock or other securities evidencing ownership of Live Oak Bank are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person and have been issued in material compliance with applicable securities laws. There are no restrictions applicable to the payment of dividends on the shares of the capital stock of Live Oak Bank, except pursuant to applicable laws and regulations, and all dividends declared before the date of this Agreement on such capital stock have been paid. There are no (A) other outstanding equity securities of any kind or character, or (B) outstanding subscriptions, contracts, options, convertible securities, preemptive rights, warrants, calls or other agreements or commitments of any kind issued or granted by, binding upon or otherwise obligating Live Oak Bank to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Live Oak Bank. There are no outstanding contractual obligations of LOFC to vote or dispose of any shares of capital stock of Live Oak Bank. There are no shareholder agreements, voting trusts or similar agreements relating to the capital stock of Live Oak Bank.

Section 3.05.  No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by LOFC or Live Oak Bank with any of the terms or provisions hereof (if the required regulatory and shareholder approvals are obtained) will (i) violate any provision of the charters, articles, certificates or bylaws of LOFC or Live Oak Bank; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to LOFC or Live Oak Bank or any of their Properties (as defined in Section 11.10) or assets; (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default

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(or an event which, with notice or the lapse of time, or both, would constitute a default) under, result in the termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any lien upon any of the respective Properties or assets of LOFC or Live Oak Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture or deed of trust, or any material license, lease, agreement, contract or other instrument or obligation to which LOFC or Live Oak Bank is a party, or by which LOFC or Live Oak Bank or any of their respective Properties, assets or business activities may be bound or subject.

Section 3.06.  Compliance with Laws, Permits and Instruments. LOFC and Live Oak Bank, and their respective employees and agents, hold all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses. LOFC and Live Oak Bank are in compliance with all applicable laws, statutes, orders, rules, regulations and policies of any Government Authority (as defined in Section 11.10), except where the failure, whether individually or in the aggregate, to be so in compliance is not reasonably expected to cause a Material Adverse Change.

Section 3.07.  Financial Statements.

A.        LOFC has made available to IBG copies of the unaudited financial statements of LOFC as of and for the year ended December 31, 2012 (the “2012 Financial Statements”) and audited financial statements of LOFC as of and for the year ended December 31, 2011 (the “2011 Financial Statements”) (collectively, the “LOFC Financial Statements”), and LOFC’s FR Y-6, FR Y-9C and FR Y–9LP reports filed during 2013 and 2012 (together, the “LOFC Regulatory Reports”). The 2012 Financial Statements fairly present, in all material respects, the financial position of LOFC as of December 31, 2012. The 2011 Financial Statements (including, any related notes), was prepared in accordance with generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes to such financial statements) and fairly present, in all material respects, the financial position of LOFC at the dates and for the periods indicated therein. Each of the LOFC Regulatory Reports fairly presents, in all material respects, the financial position of LOFC and the result of its operations at the date and for the periods indicated in conformity with the instructions for the preparation of LOFC Regulatory Reports as promulgated by applicable regulatory authorities.

B.        LOFC has made available to IBG true and complete copies of the Reports of Condition and Income for Live Oak Bank filed during 2013 and 2012 (“Live Oak Bank Call Reports”). Each of the Live Oak Bank Call Reports fairly presents, in all material respects, the financial position of Live Oak Bank and the results of its operations at the dates and for the periods indicated therein in conformity, in all material respects, with the instructions for the preparation of Live Oak Bank Call Reports as promulgated by applicable regulatory authorities. The Live Oak Bank Call Reports do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business. Live Oak Bank has calculated its allowance for loan losses in accordance with GAAP and, to the extent applicable, regulatory accounting principles (“RAP”) as applied to Texas banking

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associations and in accordance with all applicable rules and regulations. To the Best Knowledge (as defined in Section 11.10) of LOFC, the allowance for loan losses account for Live Oak Bank is, and as of the Closing Date shall be, adequate in all material respects to provide for all losses on the loans and other real estate owned by Live Oak Bank.

Section 3.08.  Litigation. Neither LOFC nor Live Oak Bank is a party to any, and there are no pending or, to the Best Knowledge of LOFC, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against LOFC or Live Oak Bank which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change, nor, to the Best Knowledge of LOFC, is there any reasonable basis for any proceeding, claim or action against LOFC or Live Oak Bank that is reasonably likely, individually or in the aggregate, to result in a Material Adverse Change. There is no injunction, order, judgment or decree imposed upon LOFC or Live Oak Bank or the assets or Property of LOFC or Live Oak Bank that has resulted in, or is reasonably likely to result in, a Material Adverse Change.

Section 3.09.  Consents and Approvals. The LOFC Board (at a meeting duly called and held) has resolved or will resolve to (i) call a special meeting of shareholders for the purpose of approving and adopting the Merger and this Agreement, and (ii) recommend to the LOFC shareholders the approval and adoption of the Merger and this Agreement. No approval, consent, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other third party is required on the part of LOFC in connection with the execution, delivery or performance of this Agreement or the agreements contemplated hereby, or the consummation by LOFC of the transactions contemplated hereby or thereby.

Section 3.10.  Undisclosed Liabilities. LOFC and Live Oak Bank have no material liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including unfunded obligations under any Employee Plan or liabilities for federal, state or local taxes or assessments) that are not reflected in or disclosed in the LOFC Financial Statements or the Live Oak Bank Call Reports, except (A) those liabilities, obligations and expenses incurred in the ordinary course of business and materially consistent with past business practices since June 30, 2013, (B) liabilities, obligations and expenses incurred as a result of or arising from this Agreement or any other agreement or document contemplated hereby, or any of the transactions contemplated hereby or thereby, or (C) liabilities, obligations and expenses as disclosed on Confidential Schedule 3.10.

Section 3.11.  Title to Tangible Assets. True and complete copies of all existing deeds, leases and title insurance policies for all Properties and all mortgages, deeds of trust, security agreements and other documents describing encumbrances to which each such Property is subject have been made available to IBG. LOFC and Live Oak Bank have good and indefeasible title to, or valid leasehold interest in, all of their respective tangible assets and Properties including all material personal properties reflected in the LOFC Financial Statements and the Live Oak Bank Call Reports or acquired thereafter, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except (A) as described in Confidential Schedule 3.11, (B) as reflected in the LOFC Financial Statements or the Live

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Oak Bank Call Reports, (C) statutory liens not yet delinquent, (D) consensual landlord liens, (E) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, (F) pledges of assets in the ordinary course of business to secure public funds deposits, and (G) those assets and Properties disposed of for fair value in the ordinary course of business since June 30, 2013.

Section 3.12.  Absence of Certain Changes or Events. Except as disclosed on Confidential Schedule 3.12, since June 30, 2013, each of LOFC and Live Oak Bank has conducted its business only in the ordinary course and has not, other than in the ordinary course of business and materially consistent with past practices:

A.        Incurred any obligation or liability, whether absolute, accrued, contingent or otherwise, whether due or to become due, except deposits taken, federal funds purchased, and current liabilities for trade or business obligations), none of which, individually or in the aggregate, result in a Material Adverse Change;

B.        Discharged or satisfied any lien or paid any obligation or liability, whether absolute or contingent, due or to become due in an amount greater than $25,000 in the aggregate;

C.        Declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital or other securities;

D.        Issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereof;

E.        Acquired any capital or other equity securities or acquired any ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person);

F.        Mortgaged, pledged or subjected to lien, charge, security interest or any other encumbrance or restriction any of its Property, business or assets, tangible or intangible except (i) statutory liens not yet delinquent, (ii) consensual landlord liens, (iii) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, (iv) pledges of assets to secure public funds deposits, and (v) those assets and Properties disposed of for fair value since June 30, 2013;

G.        Sold, transferred, leased to others or otherwise disposed of any material amount of its assets (except for assets disposed of for fair value in the ordinary course of business) or canceled or compromised any debt or claim, or waived or released any right or claim, of material value;

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H.        Terminated, canceled or surrendered, or received any notice of or threat of termination or cancellation of, any contract, lease or other agreement, or suffered any damage, destruction or loss, which, individually or in the aggregate, would constitute a Material Adverse Change;

I.        Disposed of, permitted to lapse, transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any United States or foreign license or Proprietary Right (as defined in Section 3.17) or modified any existing material rights with respect thereto;

J.        Except for routine salary increases made in the ordinary course of business and materially consistent with past practices or as contemplated by this Agreement, made any material change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, paid or agreed or orally promised to pay, conditionally or otherwise, any bonus, extra compensation, pension, severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended or terminated (except as expressly provided herein) any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by LOFC or Live Oak Bank for the benefit of their respective directors, employees or former employees;

K.        Made any capital expenditures or capital additions or betterments in excess of an aggregate of $25,000;

L.        Instituted, had instituted against it, settled or agreed to settle, any litigation, action or proceeding before any Governmental Authority other than routine collection suits instituted by Governmental Authorities to collect amounts owed or suits in which the amount in controversy is less than $25,000;

M.        Suffered any change, event or condition that, individually or in the aggregate, has caused or would reasonably be anticipated to result in a Material Adverse Change, or any Material Adverse Change in earnings or costs or relations with its employees, agents, depositors, loan customers, correspondent banks, or suppliers;

N.        Except for the transactions contemplated by this Agreement or as otherwise permitted hereunder, entered into any transaction, or entered into, modified or amended any contract or commitment involving a financial commitment over the term of the contract or commitment in excess of $25,000, other than commitments to extend credit made in the ordinary course of business and materially consistent with past practices;

O.        Entered into or given any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any third person,

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firm or corporation other than in the ordinary course of business and materially consistent with past practices;

P.        Sold, or knowingly disposed of, or otherwise divested of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

Q.        Made any, or acquiesced with any, change in any accounting methods, principles or material practices, except as required by GAAP or RAP;

R.        Sold (but payment at maturity or prepayment is not deemed a sale) Investment Securities (as defined in Section 11.10) or purchased Investment Securities, other than U.S. Treasury securities with a maturity of two years or less;

S.        Made, renewed, extended the maturity of, or altered any of the material terms of any loan to any single borrower and his related interests in excess of the principal amount of $100,000;

T.        Amended or made any change in its articles of incorporation, articles of association, or bylaws, or

U.        Entered into any agreement or made any commitment whether in writing or otherwise to take any of the types of action described in subsections A through T above.

Section 3.13.  Leases, Contracts and Agreements. Confidential Schedule 3.13 sets forth an accurate and complete description of all contracts, leases, subleases, licenses, and agreements to which LOFC or Live Oak Bank is a party or by which LOFC or Live Oak Bank is bound (A) that obligate or would reasonably be expected to obligate LOFC or Live Oak Bank for an amount in excess of $50,000 over the entire term of any such agreement or (B) that are related or of a similar nature and that in the aggregate obligate or would reasonably be expected to obligate LOFC or Live Oak Bank for an amount in excess of $50,000 over the entire term of such related contracts (collectively, the “Contracts”). LOFC has delivered or made available to IBG true and correct copies of all Contracts. For the purposes of this Agreement, the Contracts shall do not include loans made by, repurchase agreements made by, spot foreign exchange transactions of, bankers acceptances of or deposits by Live Oak Bank, but do include unfunded loan commitments and letters of credit issued by Live Oak Bank where the borrowers’ total direct and indirect indebtedness to Live Oak Bank is in excess of $100,000. No participations or loans have been sold that have buy back, recourse or guaranty provisions that create contingent or direct liabilities of Live Oak Bank. LOFC and Live Oak Bank have not received any written notice of material default under or material noncompliance with any Contract. For each lease in which LOFC or Live Oak Bank is named as lessee, such party is the owner and holder of all the leasehold estates or other rights and interest purported to be granted by such instruments, in each case free and

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clear of any lessee-granted security interests, claims, liens (including tax liens), forfeitures, mortgages, pledges, penalties, encumbrances, assignments or charges whatsoever except as established by the lease or applicable law. LOFC and Live Oak Bank enjoy peaceful and undisturbed possession under all leases under which they are currently operating.

Section 3.14.  Taxes and Tax Returns.

A.        LOFC and Live Oak Bank have duly and timely filed or caused to be filed all federal, state, foreign and local tax returns and reports required to be filed by them on or before the date of this Agreement (all such returns and reports being accurate and complete in all material respects) and have duly paid or caused to be paid on their behalf all taxes that are due and payable by them on or before the date of this Agreement, other than taxes that are being contested in good faith and are adequately reserved against or provided for (in accordance with GAAP) on their respective financial statements. As of the date hereof, LOFC and Live Oak Bank have no material liability for taxes in excess of the amount reserved or provided for on their respective financial statements as of the date thereof.

B.        There are no disputes pending with respect to, or claims or assessments asserted in writing for, any material amount of taxes upon LOFC or Live Oak Bank, nor has LOFC or Live Oak Bank given or been requested in writing to give any currently effective waivers extending the statutory period of limitation applicable to any tax return for any period.

C.        Proper and accurate amounts, if required, have been withheld by LOFC and Live Oak Bank from their respective employees, independent contractors, creditors, shareholders or other third parties for all periods in material compliance with the tax withholding provisions of applicable law.

D.        Since December 31, 2009, the federal income tax returns of LOFC and Live Oak Bank have not been audited or examined and no such audit is currently pending or, to the Best Knowledge of LOFC, threatened.

E.        Neither LOFC nor Live Oak Bank has entered into any tax sharing agreement, tax allocation agreement, tax indemnity agreement, or similar contract or arrangement or any current or potential contractual obligation to indemnify any other person with respect to taxes that will require any payment by LOFC or Live Oak Bank after the date of this Agreement.

F.        The terms “tax” and “taxes” mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon. Additionally, the terms “tax return” and “tax returns” means any return, declaration, report, claim for refund or information return or statement relating to taxes, including any schedule or attachment thereto and including any amendment thereof.

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G.        LOFC has delivered or made available to IBG correct and complete copies of all federal income tax returns filed by LOFC with the Internal Revenue Service (“IRS”), examination reports, and statements of deficiencies assessed against or agreed to by LOFC and Live Oak Bank, if any, since June 30, 2013.

H.        Confidential Schedule 3.14 sets forth an accurate and complete description as to the United States federal net operating and capital loss carryforwards for LOFC and Live Oak Bank (including the year such net operating or capital loss was generated and any limitations of such net operating or capital loss carryforwards under Code § § 382, 383 or 384 or the Treasury Regulations, excluding any such limitations arising from the transactions contemplated under this Agreement) as of December 31, 2011.

I.        Effective as of October 31, 2001 (the “S Election Date”), LOFC made a valid election to be taxed, for federal income tax purposes, as a Subchapter S corporation and that election is in effect as of the date of this Agreement. Effective on the S Election Date, LOFC made a valid election for Live Oak Bank to be taxed, for federal income tax purposes, as a qualified Subchapter S subsidiary (a “QSSS”), and each such election is in effect as of the date of this Agreement. Neither LOFC nor Live Oak Bank have taken any action that would cause LOFC to cease being an S corporation or cause Live Oak Bank to cease being a QSSS before the Closing Date. LOFC and Live Oak Bank are not currently and will not at any time before the Closing Date be liable for any tax under Code §1374.

J.        For any tax year of LOFC beginning on or after the S Election Date, no audit by the IRS has commenced or been completed pursuant to Code §§6241 through 6245 regarding Subchapter S items, and no agreement, consent or waiver to extend the statute of limitations of Subchapter S items of LOFC has been given. To LOFC’s Best Knowledge, for any tax year of LOFC beginning after the S Election Date, each LOFC shareholder’s treatment of Subchapter S items with respect to LOFC is consistent with the manner in which LOFC has filed its tax returns, and no audit by the IRS of any LOFC shareholder has occurred.

K.        Since the S Election Date, LOFC has not been required to include in income any material adjustment pursuant to Code §481 by reason of a voluntary change in accounting method initiated by LOFC, and the IRS has not initiated or proposed any such material adjustment or change in accounting method (including any method for determining reserves for bad debts maintained by LOFC). No dividend or other distribution declared or paid by LOFC since the S Election Date has exceeded the portion of LOFC’s “accumulated adjustments account” (within the meaning of Treasury Regulation § 1.1368-2) properly allocated to such distribution in accordance with that regulation, and no dividend or distribution declared or paid by LOFC before the Effective Time will exceed the portion of LOFC’s accumulated adjustments account properly allocated to such distribution in accordance with that regulation.

Section 3.15.  Insurance. Confidential Schedule 3.15 contains a complete list and brief description of all policies of insurance, including fidelity and bond insurance, maintained as of the date of this Agreement by LOFC and Live Oak Bank. All such policies (A) are sufficient

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for compliance by LOFC and Live Oak Bank, in all material respects, with all requirements of applicable law and all agreements to which LOFC and Live Oak Bank are parties, (B) are valid, outstanding and enforceable, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership, or similar laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or equity), and (C) are presently in full force and effect, and, except as set forth in Confidential Schedule 3.15, no written notice has been received of the cancellation, or threatened or proposed cancellation, of any such policy and there are no unpaid premiums due thereon. Neither LOFC nor Live Oak Bank is in default with respect to the material provisions of any such policy or has failed to give any notice or present any known claim thereunder in a due and timely fashion. Each material Property of LOFC and Live Oak Bank is insured for the benefit of LOFC and Live Oak Bank in amounts deemed adequate by LOFC’s and Live Oak Bank’s respective management against risks customarily insured against. Except as set forth in Confidential Schedule 3.15, there have been no claims under any fidelity bonds of LOFC and Live Oak Bank since June 30, 2011 and to the Best Knowledge of LOFC, there are no facts that would reasonably be expected to form the basis of a claim under such bonds.

Section 3.16.  No Adverse Change. Except as disclosed in the representations and warranties made in this ARTICLE III and the Confidential Schedules hereto, there has not been any Material Adverse Change with respect to LOFC or Live Oak Bank since June 30, 2013, nor to the Best Knowledge of LOFC, has any event occurred that has resulted in, or has a reasonable probability of resulting in the future in, a Material Adverse Change with respect to LOFC or Live Oak Bank.

Section 3.17.  Proprietary Rights. LOFC and Live Oak Bank do not require the use of any material patent, patent application, patent right, invention, process, trademark (whether registered or unregistered), trademark application, trademark right, trade name, service name, service mark, copyright or any trade secret (collectively, “Proprietary Rights”) for the business or operations of LOFC and Live Oak Bank that are not owned, held or licensed by LOFC or Live Oak Bank. LOFC and Live Oak Bank have not received within the past three years any written notice of infringement of or conflict with the rights of others with respect to the use by LOFC or Live Oak Bank of Proprietary Rights. There is no claim or action by any such person pending or, to the Best Knowledge of LOFC, threatened, with respect thereto.

Section 3.18.  Transactions with Certain Persons and Entities. Except as set forth in Confidential Schedule 3.18, neither LOFC nor Live Oak Bank owes any amount to (excluding deposit liabilities), or has any loan, contract, lease, commitment or other obligation from or to, any of the present or former directors or officers (other than compensation for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business) of LOFC or Live Oak Bank, and none of such persons owes any amount to LOFC or Live Oak Bank. There are no agreements, instruments, commitments, extensions of credit, tax sharing or allocation agreements or other contractual agreements of any kind between or among LOFC, whether on its own behalf or in its capacity as trustee or custodian for the funds of any Employee Plan, and any of its Affiliates (as defined in Section 11.10).

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Section 3.19.  Evidences of Indebtedness. All evidences of indebtedness and leases that are reflected as assets of LOFC and Live Oak Bank are legal, valid and binding obligations of the respective obligors thereof, enforceable in accordance with their respective terms (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and the availability of injunctive relief, specific performance and other equitable remedies), and are not subject to any asserted or, to the Best Knowledge of LOFC, threatened, defenses, offsets or counterclaims that may reasonably be asserted against LOFC, Live Oak Bank or the present holder thereof. The credit and collateral files of Live Oak Bank contain all material information (excluding general, local or national industry, economic or similar conditions) actually known to LOFC or Live Oak Bank that is required to evaluate, in accordance with generally prevailing practices in the banking industry, the collectability of the loan portfolio of Live Oak Bank (including loans that will be outstanding if Live Oak Bank advances funds it is obligated to advance), except for items identified on Live Oak Bank’s internal exception list which has been made available to IBG. All loans classified substandard, doubtful, loss, nonperforming or problem loans internally by management of Live Oak Bank or any applicable Regulatory Agency (as defined in Section 11.10) are set forth on Live Oak Bank’s watch list, which is set forth in Confidential Schedule 3.19. Notwithstanding anything to the contrary contained in this Section, no representation or warranty is being made as to the sufficiency of collateral securing, or the collectability of, the loans of Live Oak Bank.

Section 3.20.  Employee Relationships. Each of LOFC and Live Oak Bank has complied in all material respects with all applicable material laws relating to its relationships with its employees, and LOFC believes that the relationship between Live Oak Bank and its employees is good. To the Best Knowledge of LOFC, no key executive officer or manager of any of the operations of Live Oak Bank or any group of employees of Live Oak Bank has or have any present plans to terminate their respective employment with Live Oak Bank. Confidential Schedule 3.20 also contains a list of all employees of Live Oak Bank and their respective annual compensation.

Section 3.21.  Condition of Assets. All tangible assets used by LOFC and Live Oak Bank are in good operating condition, ordinary wear and tear excepted, and conform, in all material respects, with all applicable ordinances, regulations, zoning and other laws, whether federal, state or local. None of Live Oak Bank’s premises or equipment is in need of maintenance or repairs other than ordinary routine maintenance or repairs that are not material in nature or cost.

Section 3.22.  Environmental Compliance. Except as set forth in Confidential Schedule 3.22:

A.        LOFC and Live Oak Bank and all of their Properties and operations are in material compliance with all applicable Environmental Laws (as defined in Section 11.10). LOFC has not received any written notice of any past, present, or future conditions, events, activities, practices or incidents that would reasonably be expected to materially interfere with or prevent the compliance of LOFC and Live Oak Bank with all applicable Environmental Laws.

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B.        LOFC and Live Oak Bank have obtained all material permits, licenses and authorizations that are required under all applicable Environmental Laws.

C.        No Hazardous Materials (as defined in Section 11.10) exist on, about or within any of the Properties, nor, to the Best Knowledge of LOFC, have any Hazardous Materials previously existed on, about or within or been used, generated, stored, transported, disposed of, on or released from any of the Properties, except as would not be expected to have or cause a Material Adverse Change. The use that LOFC and Live Oak Bank make of the Properties will not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Material on, in or from any of the Properties, except as would not be expected to have or cause a Material Adverse Change.

D.        There is no action, suit, proceeding, investigation, or inquiry before any Governmental Authority pending or, to the Best Knowledge of LOFC, threatened, against LOFC or Live Oak Bank relating in any way to any Environmental Law. Live Oak Bank has no liability for remedial action under any Environmental Law. LOFC and Live Oak Bank have not received any written request for information by any Governmental Authority with respect to the condition, use or operation of any of the Properties nor has LOFC or Live Oak Bank received any written notice from any Governmental Authority or other person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law (including any letter, notice or inquiry from any person or Governmental Authority informing LOFC or Live Oak Bank that it is or may be liable in any way under any Environmental Laws or requesting information to enable such a determination to be made).

Section 3.23.  Regulatory Compliance.

A.        Neither LOFC nor Live Oak Bank is now nor has been, since June 30, 2011, (i) subject to any cease-and-desist or other order or enforcement action issued by, (ii) a party to any written agreement, consent agreement or memorandum of understanding with, (iii) a party to any commitment letter or similar undertaking to, (iv) subject to any order or directive by, (v) ordered to pay any civil penalty by, (vi) a recipient of a supervisory letter from, or (vii) subject to any board resolutions adopted at the request or suggestion of, any Regulatory Agency or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each of the items set forth in the preceding clauses (i) through (vii), a “Regulatory Agreement”). There are no pending or, to the Best Knowledge of LOFC, threatened investigations by any Regulatory Agency that would reasonably result in a Regulatory Agreement with respect to LOFC or Live Oak Bank.

B.        All reports, records, registrations, statements, notices and other documents or information required to be filed by LOFC and Live Oak Bank with any Regulatory Agency have been duly and timely filed and, to the Best Knowledge of LOFC, all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects.

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Section 3.24.  Absence of Certain Business Practices. Neither LOFC nor Live Oak Bank nor any of their respective officers, employees or agents, nor any other person acting on their behalf, has, directly or indirectly, since June 30, 2011, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the business of LOFC or Live Oak Bank (or assist LOFC or Live Oak Bank in connection with any actual or proposed transaction) that (A) may reasonably be expected to subject LOFC or Live Oak Bank to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (B) if not given in the past, may reasonably have resulted in a Material Adverse Change or (C) if not continued in the future may reasonably be expected to result in a Material Adverse Change or may reasonably be expected to subject LOFC or Live Oak Bank to suit or penalty in any private or governmental litigation or proceeding.

Section 3.25.  Books and Records. The minute books, stock certificate books and stock transfer ledgers of LOFC and Live Oak Bank have been kept accurately in the ordinary course of business and are complete and correct in all material respects. The transactions entered therein represent bona fide transactions, and there have been no material transactions involving the business of LOFC and Live Oak Bank that properly should have been set forth therein and that have not been accurately so set forth.

Section 3.26.  Forms of Instruments, Etc. LOFC has made and will make available to IBG copies of all of Live Oak Bank’s standard forms of notes, mortgages, deeds of trust and other routine documents of a like nature used on a regular and recurring basis in the ordinary course of its business.

Section 3.27.  Fiduciary Responsibilities. Each of LOFC and Live Oak Bank has performed in all material respects all of its duties as a trustee, custodian, guardian or as an escrow agent in a manner that complies in all material respects with all applicable laws, regulations, orders, agreements, instruments and common law standards, where the failure to so perform would result in a Material Adverse Change.

Section 3.28.  Guaranties. Except in the ordinary course of business, according to past business practices and in material compliance with applicable law, LOFC or Live Oak Bank have not guaranteed the obligations or liabilities of any other person, firm or corporation.

Section 3.29.  Employee Benefit Plans.

A.        Set forth on Confidential Schedule 3.29 is a complete and correct list of all “employee benefit plans” (as defined in Section 3(3) of ERISA), all specified fringe benefit plans as defined in Code § 6039D, and all other bonus, incentive, compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, or any other similar plan, agreement, policy or understanding (whether written or oral, qualified or nonqualified,

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currently effective or terminated), and any trust, escrow or other agreement related thereto, which (a) is currently maintained or contributed to by LOFC or Live Oak Bank, or with respect to which LOFC or Live Oak Bank has any liability, and (b) provides benefits to any officer, employee, service provider, former officer or former employee of LOFC or Live Oak Bank, or the dependents of any thereof, regardless of whether funded or unfunded (herein collectively the “Employee Plans” and each individually an “Employee Plan”).

B.        No Employee Plan is a defined benefit plan within the meaning of Section 3(35) of ERISA. LOFC has delivered or made available to IBG true, accurate and complete copies of the documents comprising each Employee Plan and any related trust agreements, annuity contracts, insurance policies or any other funding instruments (“Funding Arrangements”), any contracts with independent contractors (including actuaries and investment managers) that relate to any Employee Plan, the Form 5500 filed with the IRS in each of the three (3) most recent plan years with respect to each Employee Plan, and related schedules and opinions, and such other documents, records or other materials related thereto, as reasonably requested by IBG. There have been no prohibited transactions (described under ERISA § 406 or Code § 4975(c)), breaches of fiduciary duty or any other breaches or violations of any law applicable to the Employee Plans and related Funding Arrangements that would reasonably be expected to subject IBG, Independent Bank, LOFC or Live Oak Bank to any taxes, penalties or other liabilities. Each Employee Plan that is represented to be qualified under Code § 401(a) has a current favorable determination or opinion letter, and does not have any amendments for which the remedial amendment period under Code § 401(b) has expired. All reports, descriptions and filings required by the Code, ERISA or any government agency with respect to each Employee Plan have been timely and completely filed or distributed. Each Employee Plan has been operated in material compliance with applicable law or in accordance with its terms. There are no pending claims, lawsuits or actions relating to any Employee Plan (other than ordinary course claims for benefits) and, to the Best Knowledge of LOFC, none are threatened. No written or, to the Best Knowledge of LOFC, oral representations have been made by LOFC or Live Oak Bank to any employee or former employee of LOFC or Live Oak Bank promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life or disability coverage for such person, their dependent, or any beneficiary for any period of time beyond the end of the current plan year or beyond termination of employment (except to the extent of coverage required under Code § 4980B or applicable state law). Compliance with FAS 106 will not create any material change to the LOFC Financial Statements or the Live Oak Bank Call Reports. Except to the extent that the payment would constitute an “excess parachute payment” under Code § 280G, there are no contracts or arrangements providing for payments that will be nondeductible or subject to excise tax under Code § § 4999 or 280G, nor will IBG or Independent Bank be required to “gross up” or otherwise compensate any person because of the limits contained in such Code sections. There are no surrender charges, penalties, or other costs or fees that would reasonably be expected to be imposed by any person against LOFC, Live Oak Bank, an Employee Plan, or any other person, including an Employee Plan participant or beneficiary, as a result of the consummation of the transactions contemplated by this Agreement with respect to any insurance, annuity or investment contracts or other similar investment held by any Employee Plan.

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C.        With respect to each “employee benefit plan” (as defined in ERISA) maintained or contributed to or required to be contributed to, currently or in the past, by any trade or business with which LOFC or Live Oak Bank is required by any of the rules contained in the Code or ERISA to be treated as a single employer (“Controlled Group Plans”):

(i)        All Controlled Group Plans which are “group health plans” (as defined in the Code and ERISA) have been operated before the Closing such that failures to operate such group health plans in compliance, in all material respects, with Part 6 of Subtitle B of Title 1 of ERISA and Code § § 4980B and 4980D would not reasonably be expected to subject LOFC or Live Oak Bank to liability;

(ii)        There is no Controlled Group Plan that is a defined benefit plan (as defined in Section 3(35) of ERISA), nor has there been a Controlled Group Plan that is a defined benefit plan in the last five (5) calendar years; and

(iii)        There is no Controlled Group Plan that is a “multiple employer plan” or “multi-employer plan” (as either such term is defined in ERISA), nor has there been a Controlled Group Plan that is either a multiple employer plan or multi-employer plan since 2007.

D.        All Employee Plan documents, annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Employee Plans are correct, complete, and current in all material respects, have been timely filed, and there have been no material changes in the information set forth therein.

E.        All contributions (including all employer contributions, employee salary reduction contributions and all premiums or other payments (other than claims)) that are due have been made with respect to each Employee Plan.

Section 3.30.  No Excess Parachute Payments. No amount, whether in cash or property or vesting of property, that will be received by or benefit provided to, any officer, director or employee of LOFC, Live Oak Bank or any of their respective Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation § 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or benefit plan currently in effect will be an “excess parachute payment” (as such term is defined in Code § 280G(b)(1)) solely as a result of the transactions contemplated by this Agreement; and no such person is entitled to receive any additional payment from LOFC, Live Oak Bank, or IBG if that the excise tax of Code § 4999(a) is imposed on such person.

Section 3.31.  Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. Live Oak Bank is in material compliance with the Bank Secrecy Act (12 U.S.C. §§ 1730(d) and

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1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations promulgated thereunder. Live Oak Bank has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, Live Oak Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS. Live Oak Bank has timely filed all Suspicious Activity Reports with the Financial Institutions – Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the laws and regulations referenced in this Section.

Section 3.32.  Data Processing Agreements. Live Oak Bank obtains its data processing services, ATM, and other information technology services exclusively through the contracts or agreements with the persons or entities described on Confidential Schedule 3.32 (“DP Contracts”). A true and correct executed copy of each DP Contract, as in effect as of the date hereof, has been provided to IBG. Other than the DP Contracts, LOFC has no agreement with any other person or entity for data processing, ATM or other technology services.

Section 3.33.  Dissenting Shareholders. To the Best Knowledge of LOFC, there is no plan or intention on the part of any shareholders of LOFC to exercise their appraisal rights in the manner provided by applicable law.

Section 3.34.  Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act and Flood Disaster Protection Act. Live Oak Bank is in compliance in all material respects with the Fair Housing Act (42 U.S.C. § 3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. § 2801 et seq.), the Equal Credit Opportunity Act (15 U.S.C. § 1691 et seq.), and the Flood Disaster Protection Act (42 USC § 4002, et seq.), and all regulations promulgated thereunder. Since December 31, 2010, LOFC has not received any written notices of any violation of such acts or any of the regulations promulgated thereunder, and it has not received any written notice of any, and to the Best Knowledge of Live Oak Bank there is no, threatened administrative inquiry, proceeding or investigation with respect to its compliance with such laws.

Section 3.35.  Usury Laws and Other Consumer Compliance Laws. All loans of Live Oak Bank have been made in compliance in all material respects with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including the Texas usury statutes as currently interpreted, Regulation Z (12 C.F.R. § 226 et seq.) issued by the Board of Governors of the Federal Reserve System (“FRB”), the Federal Consumer Credit Protection Act (15 U.S.C. § 1601 et seq.), the Texas Consumer Credit Code (Tex. Rev. Civ. Stat. Ann. Art. 5062-2.01, et seq.) and all statutes governing the operation of banks operating in the State of Texas. Each such loan was made by Live Oak Bank in the ordinary course of its lending business.

Section 3.36.  Zoning and Related Laws. All real property owned or operated by Live Oak Bank and the use thereof is in compliance with all applicable laws, ordinances,

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regulations, orders or requirements, including building, zoning and other laws, except where the failure, whether individually or in the aggregate, to be so in compliance would not reasonably be expected to cause a Material Adverse Change.

Section 3.37.  Business Combination. This Agreement and the transactions contemplated hereby are exempt from the requirements of Subchapter M of Chapter 21 of the TBOC and any other applicable state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares.

Section 3.38.  Representations Not Misleading. No representation or warranty by LOFC and Live Oak Bank contained in this Agreement contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit on the Closing Date to state a material fact necessary to make the statements contained herein, in light of the circumstances under which they were made, not misleading. To the Best Knowledge of LOFC, all written statements, exhibits, schedules, and other documents furnished to IBG by LOFC or Live Oak Bank as part of the due diligence for this Agreement are accurate in all material respects.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF IBG

IBG hereby makes the following representations and warranties to LOFC. IBG agrees to provide to LOFC at the Closing supplemental disclosure schedules reflecting any material changes to the representations and warranties set forth herein between the date of this Agreement and the Closing Date.

Section 4.01.  Organization. IBG is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. IBG is a corporation duly organized, validly existing and in good standing under the laws, rules and regulations of the State of Texas. IBG has all requisite corporate power and authority to own Independent Bank as now owned and to enter into and carry out its obligations under this Agreement, the Merger Agreement and the Subsequent Merger Documents. True and complete copies of the Articles of Incorporation and Bylaws of IBG, as amended to date, have been made available to LOFC. IBG is the sole beneficial and record owner of all of the issued and outstanding shares of capital stock of Independent Bank, free and clear of all liens, security interests, and encumbrances of any kind or character.

Section 4.02.  Execution and Delivery. IBG has full corporate power and authority to execute and deliver this Agreement, the Merger Agreement and the Subsequent Merger Documents, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Merger Agreement and the Subsequent Merger Documents and (if the required regulatory approvals are obtained) the consummation of the transactions contemplated hereby and thereby, have been duly and validly approved by the IBG Board. Except for the written consent of IBG as the sole shareholder of Newco, no other corporate proceedings on the part of IBG are necessary to approve this Agreement, the Merger

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Agreement or the Subsequent Merger, and to consummate the transactions contemplated hereby and thereby. This Agreement, the Merger Agreement, the Subsequent Merger Documents, and the other agreements and documents contemplated hereby and thereby have been, or at Closing will be, duly and validly executed and delivered to LOFC, and each constitutes or at Closing will constitute a valid and binding obligation of IBG, enforceable against IBG in accordance with its terms and conditions, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership or similar laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 4.03.  IBG Capitalization. The authorized capital of IBG consists of 100,000,000 common shares, $0.01 par value per share, of which 12,076,927 shares are outstanding as of the date of this Agreement and 10,000,000 preferred shares, $0.01 per share, of which no shares were issued or outstanding as of the date of this Agreement. All of such issued shares are validly issued, fully paid and nonassessable. Except as set forth in Confidential Schedule 4.03, there are no (A) other outstanding equity securities of any kind or character, or (B) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, IBG to purchase or otherwise acquire any security of or equity interest in IBG, obligating IBG to issue any shares of, restricting the transfer of, or otherwise relating to shares of its capital of any class except as set forth in Confidential Schedule 4.03. There are no outstanding contractual obligations of IBG to vote or dispose of any IBG Shares. There are no shareholder agreements, voting trusts or similar agreements relating to the IBG Shares. All of the issued and outstanding IBG Shares have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person. All of the IBG Shares have been issued in material compliance with the securities laws of the United States and other jurisdictions having applicable securities laws. There are no restrictions applicable to the payment of dividends on the IBG Shares except pursuant to applicable laws and regulations, and all dividends declared before the date of this Agreement have been paid.

Section 4.04.  Independent Bank.

A.        Independent Bank is a Texas banking association, duly organized, validly existing and in good standing under the laws of the state of Texas and the United States. Independent Bank has all requisite corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the Articles of Association and Bylaws of Independent Bank, as amended to date, have been delivered to LOFC. Independent Bank is an insured bank as defined in the FDIA. The nature of the business of Independent Bank does not require it to be qualified to do business in any jurisdiction other than the State of Texas. Except as set forth in Confidential Schedule 4.04(A), Independent Bank has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint

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venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Independent Bank has not been conducted through any other direct or indirect Subsidiary or Affiliate of Independent Bank.

B.        The authorized capital stock of Independent Bank consists of 2,000,000 shares of common stock, $1.00 par value per share, of which 985,930 shares are issued and outstanding as of the date of this Agreement. IBG is in possession of all certificates evidencing all of the shares of capital stock of Independent Bank. All of the outstanding shares of capital stock or other securities evidencing ownership of Independent Bank are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person and have been issued in material compliance with applicable securities laws. There are no restrictions applicable to the payment of dividends on the shares of the capital stock of Independent Bank, except pursuant to applicable laws and regulations, and all dividends declared before the date of this Agreement on such capital stock have been paid. There are no (A) other outstanding equity securities of any kind or character, or (B) outstanding subscriptions, contracts, options, convertible securities, preemptive rights, warrants, calls or other agreements or commitments of any kind issued or granted by, binding upon or otherwise obligating Independent Bank to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Independent Bank. There are no outstanding contractual obligations of Independent Bank to vote or dispose of any shares of capital stock of Independent Bank. There are no shareholder agreements, voting trusts or similar agreements relating to the capital stock of Independent Bank.

Section 4.05.  Authorized and Outstanding Shares of Newco. The authorized capital of Newco will consist of 1,000 common shares, $1.00 par value per share (the “Newco Shares”). On the date the Merger Agreement is executed and delivered and on the Closing Date, 1,000 Newco Shares will be issued and outstanding.

Section 4.06.  Compliance with Laws, Permits and Instruments. IBG, Independent Bank and Newco, and their respective employees and agents, hold all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses. IBG and its Subsidiaries are in compliance in all material respects with all applicable federal, state and local laws, rules, regulations and orders applicable to them except where the failure, whether individually or in the aggregate to be so in compliance is not reasonably expected to cause a Material Adverse Change.

Section 4.07.  Consents and Approvals. Except for regulatory and other approvals as disclosed in Confidential Schedule 4.07, no approval, consent, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other third party is required on the part of IBG in connection with the execution, delivery or performance of this Agreement or the agreements contemplated hereby, including the Merger Agreement or the consummation by IBG of the transactions contemplated hereby or thereby.

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Section 4.08.  Regulatory Approval. IBG is “well capitalized” as defined by federal regulations as of the date hereof. Independent Bank has a Community Reinvestment Act rating of “satisfactory”. Neither IBG nor Independent Bank is subject to any Regulatory Agreement, nor is IBG aware of any circumstance or event that would reasonably result in a Regulatory Agreement with respect to IBG or Independent Bank. IBG reasonably believes that it will be able to obtain all requisite regulatory approvals necessary to consummate the Merger. All reports, records, registrations, statements, notices and other documents or information required to be filed by IBG and Independent Bank with any Regulatory Agency have been duly and timely filed and, to the Best Knowledge of IBG, all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects.

Section 4.09.  Undisclosed Liabilities. IBG and Independent Bank have no material liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including unfunded obligations under any Employee Plan or liabilities for federal, state or local taxes or assessments) that are not reflected in or disclosed in the IBG SEC Reports (as defined in Section 4.11), except (A) those liabilities, obligations and expenses incurred in the ordinary course of business and materially consistent with past business practices since June 30, 2013, (B) liabilities, obligations and expenses incurred as a result of or arising from this Agreement or any other agreement or document contemplated hereby, or any of the transactions contemplated hereby or thereby, or (C) liabilities, obligations and expenses as disclosed on Confidential Schedule 4.09.

Section 4.10.  No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by IBG or Independent Bank with any of the terms or provisions hereof or thereof (if the required regulatory and shareholder approvals are obtained) will (i) violate any provision of the charters, articles, certificates or bylaws of IBG or Independent Bank; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to IBG or Independent Bank or any of their respective properties or assets; (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or the lapse of time, or both, would constitute a default) under, result in the termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any lien upon any of the respective properties or assets of IBG, or Independent Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other instrument or obligation to which IBG or Independent Bank is a party, or by which IBG or Independent Bank or any of their respective properties, assets or business activities, may be bound or subject.

Section 4.11.  Litigation. Except as disclosed in Confidential Schedule 4.11, neither IBG nor Independent Bank are parties to any, and there are no pending or, to the Best Knowledge of IBG, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against IBG or Independent Bank which are reasonably likely, individually or in the aggregate, to result in a Material

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Adverse Change, nor, to the Best Knowledge of IBG, is there any basis for any proceeding, claim or any action against IBG or Independent Bank that would be reasonably likely, individually or in the aggregate, to result in a Material Adverse Change. There is no injunction, order, judgment or decree imposed upon IBG or Independent Bank or the assets or properties of IBG or Independent Bank that has resulted in, or is reasonably likely to result in, a Material Adverse Change.

Section 4.12.  SEC Filings; Financial Statements.

A.        IBG has timely filed and made available to LOFC all documents required to be filed by IBG since April 1, 2013 (the “IBG SEC Reports”). The IBG SEC Reports, including any IBG SEC Reports filed after the date of this Agreement until the Effective Time, at the time filed (or, if amended or superseded by a filing before the date of this Agreement, then on the date of such filing) (A) complied in all material respects with the applicable requirements of the U.S. federal securities laws and other applicable laws, statutes, rules and regulations, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such IBG SEC Reports or necessary in order to make the statements in such IBG SEC Reports, in light of the circumstances under which they were made, not misleading.

B.        Each of the IBG financial statements (including, in each case, any related notes) contained in the IBG SEC Reports, including any IBG SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of IBG and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim consolidated financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

C.        IBG has not been notified by its independent public accounting firm that such accounting firm is of the view that any of financial statements should be restated which has not been restated in subsequent financial statements or that IBG should modify its accounting in future periods.

D.        Since December 31, 2012, none of IBG nor any of its Subsidiaries, nor, to IBG’s Best Knowledge any director, officer or employee of IBG or any of its Subsidiaries or any auditor, accountant or representative of IBG or any of its Subsidiaries, has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of IBG or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that IBG or any of its Subsidiaries has engaged in questionable accounting or auditing

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practices. No attorney representing IBG or any of its Subsidiaries, whether or not employed by IBG or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by IBG, any of its Subsidiaries or any of their officers, directors, employees or agents to IBG’s or any of its Subsidiaries’ board of directors or any committee thereof or to any director or officer of IBG or any of its Subsidiaries. Since December 31, 2012, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, individuals performing similar functions, IBG’s or any of its Subsidiaries’ board of directors or any committee thereof.

E.        There are no outstanding loans made by IBG or any of its Subsidiaries to any executive officer or director of IBG, other than loans that are subject to and in compliance with Regulation O under the Federal Reserve Act.

Section 4.13.  Taxes and Tax Returns.

A.        IBG and its Subsidiaries have duly and timely filed or caused to be filed all federal, state, foreign and local tax returns and reports required to be filed by them on or before the date of this Agreement (all such returns and reports being accurate and complete in all material respects) and have duly paid or caused to be paid on their behalf all taxes that are due and payable by them on or before the date of this Agreement, other than taxes that are being contested in good faith and are adequately reserved against or provided for (in accordance with GAAP) on their respective financial statements. As of the date hereof, IBG and its Subsidiaries have no material liability for taxes in excess of the amount reserved or provided for on their respective financial statements as of the date thereof.

B.        There are no disputes pending with respect to, or claims or assessments asserted in writing for, any material amount of taxes upon IBG or any of its Subsidiaries, nor has IBG or any of its Subsidiaries given or been requested in writing to give any currently effective waivers extending the statutory period of limitation applicable to any tax return for any period.

C.        Proper and accurate amounts, if required, have been withheld by IBG and its Subsidiaries from their respective employees, independent contractors, creditors, shareholders or other third parties for all periods in material compliance with the tax withholding provisions of applicable law.

D.        Since December 31, 2009, the federal income tax returns of IBG and its Subsidiaries have not been audited or examined and no such audit is currently pending or, to the Best Knowledge of IBG, threatened.

E.        Neither IBG nor any of its Subsidiaries has entered into any tax sharing agreement, tax allocation agreement, tax indemnity agreement, or similar contract or arrangement or any current or potential contractual obligation to indemnify any other person with respect to taxes that will require any payment by IBG or any of its Subsidiaries after the date of this Agreement.

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Section 4.14.  Compensation and Benefit Plans. The employee pension benefit plans and welfare plans that are sponsored, maintained or contributed to by IBG or its Subsidiaries have all been operated in all material respects in compliance with ERISA, the Code and any other applicable laws. Neither IBG nor any of its Subsidiaries has any material liability for any unfunded benefit liabilities, whether or not waived, under such plans. Neither IBG nor any of its Subsidiaries contributes or has within the last 6 years contributed to any multiemployer plan.

Section 4.15.  Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. Independent Bank is in material compliance with the Bank Secrecy Act (12 U.S.C. §§ 1730(d) and 1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations promulgated thereunder. Independent Bank has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, Independent Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS. Independent Bank has timely filed all Suspicious Activity Reports with the Financial Institutions – Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the laws and regulations referenced in this Section.

Section 4.16.  Representations Not Misleading. No representation or warranty by IBG contained in this Agreement contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit on the Closing Date to state a material fact necessary to make the statements contained herein, in light of the circumstances under which they were made, not misleading.

ARTICLE V

COVENANTS OF LOFC

LOFC covenants and agrees with IBG as follows:

Section 5.01.  Commercially Reasonable Efforts. LOFC will use commercially reasonable efforts to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 5.02.  Information for Regulatory Applications and Registration Statement.

A.        LOFC shall use its commercially reasonable efforts to promptly furnish IBG with all information concerning LOFC that is required for inclusion in any application, statement or document to be made or filed by IBG with any federal or Texas regulatory or supervisory authority in connection with the transactions contemplated by this Agreement during the pendency of this Agreement. LOFC shall have the right to review in advance, and to the extent practicable consult with IBG, in each case subject to applicable laws relating to

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the exchange of information, with respect to all written information submitted to any third party or any federal or Texas regulatory or Governmental Authority supervisory authority in connection with the transactions contemplated by this Agreement, but IBG shall not be required to provide LOFC with confidential portions of any filing with a federal or Texas regulatory or Governmental Authority. In exercising the foregoing right, LOFC agrees to act reasonably and as promptly as practicable.

B.        LOFC agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to shareholders and at the time of the Meeting, and (iii) any other filings made under applicable federal or Texas banking or securities laws and regulations, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. LOFC further agrees that if it shall become aware before the effectiveness of the Registration Statement of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform IBG thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement.

Section 5.03.  Affirmative Covenants. Except as otherwise permitted or required by this Agreement, from the date hereof until the Effective Time, LOFC shall and shall cause Live Oak Bank to:

A.        Maintain its corporate existence in good standing;

B.        Maintain the general character of its business and conduct its business in its ordinary and usual manner;

C.        Extend credit only in accordance with existing lending policies and practices;

D.        Use commercially reasonable efforts to preserve its business organization intact; to retain the services of its present employees, officers, directors and agents; to retain its present customers, depositors, suppliers and correspondent banks; and to preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it;

E.        Use commercially reasonable efforts to obtain any approvals or consents required to maintain all existing contracts, leases and documents relating to or affecting its assets, Properties and business;

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F.        Maintain all offices, machinery, equipment, materials, supplies, inventories, vehicles and other Properties owned, leased or used by it (whether under its control or the control of others) in good operating repair and condition, ordinary wear and tear excepted;

G.        Comply in all material respects with all laws, regulations, ordinances, codes, orders, licenses, and permits applicable to its Properties and operations, the non-compliance with which would reasonably be expected to cause a Material Adverse Change;

H.        Timely file all tax returns required to be filed by it and promptly pay all taxes, assessments, governmental charges, duties, penalties, interest and fines that become due and payable, except those being contested in good faith by appropriate proceedings;

I.        Withhold from each payment made to each of its employees the amount of all taxes (including federal income taxes, FICA taxes and state and local income and wage taxes) required to be withheld therefrom and pay the same to the proper tax receiving officers;

J.        Continue to follow and implement policies, procedures and practices regarding the identification, monitoring, classification and treatment of all assets in substantially the same manner as it has in the past;

K.        Account for all transactions in accordance with GAAP (unless otherwise instructed by RAP, in which instance account for such transaction in accordance with RAP) specifically without limitation (i) maintaining the allowance for loan and lease losses account for Live Oak Bank of at least $1,140,000; and (ii) paying or accruing for by the Closing Date all liabilities, obligations, costs, and expenses owed or incurred by LOFC or Live Oak Bank on or before the Closing Date;

L.        Perform all of its material obligations under contracts, leases and documents relating to or affecting its assets, Properties and business, except such obligations as it may in good faith dispute;

M.        Maintain and keep in full force and effect, in all material respects, presently existing insurance coverage and give all notices and present all claims under all insurance policies in due and timely fashion; and

N.        Timely file all reports required to be filed with Governmental Authorities and observe and conform, in all material respects, to all applicable laws, rules, regulations, ordinances, codes, orders, licenses and permits, except those being contested in good faith by appropriate proceedings.

Section 5.04.  Negative Covenants. From the date of this Agreement through the Closing, without the prior written consent of IBG, LOFC shall not and LOFC shall cause Live Oak Bank to not:

A.        Introduce any new material method of management or operation;

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B.        Intentionally take any action that would reasonably be expected to result in a Material Adverse Change;

C.        Take or fail to take any action that could reasonably be expected to cause the representations and warranties made in ARTICLE III to be inaccurate in any material respect at the time of the Closing or preclude LOFC from making such representations and warranties (as modified by the supplemental Confidential Schedules) at the time of the Closing;

D.        Declare, set aside or pay any dividend or other distribution with respect to its capital except that Live Oak Bank may pay dividends to LOFC;

E.        Enter into, alter, amend, renew or extend any material contract or commitment which would result in an obligation of LOFC or Live Oak Bank to make payments in excess of $25,000, except for loans and extensions of credit in the ordinary course of business which are subject to the provisions of Sections 5.04(Y) and 5.04(Z);

F.        Mortgage, pledge or subject to lien, charge, security interest or any other encumbrance or restriction any of its Properties, business or assets, tangible or intangible except in the ordinary course of business and consistent with past practices;

G.        Cause or allow the loss of insurance coverage, unless replaced with coverage which is substantially similar (in amount and insurer) to that in effect as of the date of this Agreement;

H.        Incur any indebtedness, obligation or liability, whether absolute or contingent, other than the receipt of deposits and trade debt or except in the ordinary course of business and consistent with past practices or in connection with the transactions contemplated by this Agreement or any of the agreements or documents contemplated hereby;

I.        Discharge or satisfy any lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business and consistent with past practices;

J.        Issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto, except to the extent any commitment to do so is outstanding as of the date of this Agreement;

K.        Amend or otherwise change its articles of association, charter, or bylaws;

L.        Sell, transfer, lease to others or otherwise dispose of any material amount of its assets or Properties, discount or arrange for a payoff of a charged off or deficiency credit, cancel or compromise any material debt or claim, or waive or release any right or claim other than in the ordinary course of business and consistent with past practices;

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but any such transaction involving amounts in excess of $100,000 shall be deemed to not be in the ordinary course of business;

M.        Enter into any material transaction other than in the ordinary course of business;

N.        Except in the ordinary course of the business and consistent with past practices, enter into or give any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any other third person, firm or corporation;

O.        Sell or knowingly dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

P.        Except for salary increases in the ordinary course of business and consistent with past practices of LOFC or Live Oak Bank, make any material change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, or pay or agree to or orally promise to pay, conditionally or otherwise, any bonus or extra compensation, pension, severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers or employees, or enter into any employment or consulting contract (other than as contemplated by this Agreement) or other agreement with any director, officer or employee or adopt, amend in any material respect or terminate (other than termination of the Employee Benefit Plans contemplated by this Agreement) any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees;

Q.        Engage in any transaction with any Affiliate except in the ordinary course of business and consistent with past practices;

R.        Acquire any capital or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity, except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person;

S.        Except as contemplated by this Agreement, terminate, cancel or surrender any contract, lease or other agreement or unreasonably permit any damage, destruction or loss which, in any case or in the aggregate, may reasonably be expected to result in a Material Adverse Change;

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T.        Dispose of, permit to lapse, transfer or grant any rights under, or knowingly breach or infringe upon, any United States or foreign license or Proprietary Right or materially modify any existing rights with respect thereto, except in the ordinary course of business and consistent with past practices;

U.        Make any capital expenditures, capital additions or betterments in excess of an aggregate of $25,000;

V.        Hire or employ any new officer or hire or employ any new non-officer employee, other than to replace non-officer employees;

W.        Make any, or acquiesce with any, change in accounting methods, principles or material practices, except as required by GAAP or RAP, including without limitation making any “reverse provision for loan losses” or other similar entry or accounting method that would reduce the allowance for loan and lease losses of Live Oak Bank;

X.        Pay a rate on deposits at Live Oak Bank materially higher than is consistent with the ordinary course of business and consistent with past practices;

Y.        Make any new loan to a single borrower and his related interests in excess of $100,000; but LOFC shall provide to IBG a weekly written report of all loans made, renewed, or modified by Live Oak Bank;

Z.        Renew, extend the maturity of, or alter the material terms of any loan except in compliance with Live Oak Bank’s existing policies and procedures and consistent with past practices and prudent banking principles;

AA.    Renew, extend the maturity of, or alter any of the material terms of any classified loan or extension of credit;

BB.    Sell (but payment at maturity or prepayment is not deemed a sale) Investment Securities or purchase Investment Securities, other than U.S. Treasuries with a maturity of two years or less; or

CC.    Redeem, purchase or otherwise acquire, directly or indirectly, any of its capital.

Section 5.05.  Access; Pre Closing Investigation. LOFC shall afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of IBG full access during regular business hours to all of the books, contracts, commitments, personnel and records of LOFC and Live Oak Bank, and furnish to IBG during such period all such information concerning LOFC and Live Oak Bank and their affairs as IBG may reasonably request, so that IBG may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of LOFC and Live Oak Bank, including access sufficient to verify the value of the assets and the liabilities of LOFC and Live Oak Bank and the satisfaction of the conditions precedent to IBG’s obligations described in

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ARTICLE VIII. LOFC agrees at any time, and from time to time, to furnish to IBG as soon as practicable, any additional information that IBG may reasonably request. No investigation by IBG or its representatives shall affect the representations and warranties set forth herein.

Section 5.06.  Invitations to and Attendance at Directors’ and Committee Meetings. LOFC shall cause Live Oak Bank to give notice to one designee of IBG of, and shall invite such designee to attend, all regular and special meetings of the LOFC Board and the Live Oak Bank Board and all regular and special meetings of any senior management committee (including the executive committee and the loan and discount committee of Live Oak Bank) of LOFC and Live Oak Bank; but such designee shall excuse himself from such meetings while this Agreement or the transactions contemplated hereby are being discussed. If the Merger is finally disapproved by any appropriate Regulatory Agency or if this Agreement is terminated pursuant to its terms, IBG’s designee will no longer be entitled to notice of and permission to attend such meetings.

Section 5.07.  Additional Financial Statements. LOFC shall promptly furnish IBG with true and complete copies of (i) the audited financial statements of LOFC as of and for the year ended December 31, 2012 in form and content consistent with the 2011 Financial Statements, as soon as such audited financial statements are available, and (ii) each additional LOFC Regulatory Report and Live Oak Bank Call Report as soon as such reports are available.

Section 5.08.  Untrue Representations. LOFC shall promptly notify IBG in writing if LOFC becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule or any other information furnished to IBG or any representation or warranty made in or pursuant to this Agreement or that results in LOFC’s failure to comply with any covenant, condition or agreement contained in this Agreement.

Section 5.09.  Litigation and Claims. LOFC shall promptly notify IBG in writing of any litigation, or of any claim, controversy or contingent liability that is reasonably expected to become the subject of litigation, against LOFC or Live Oak Bank or affecting any of their Properties, if such litigation or potential litigation is reasonably likely, in the event of an unfavorable outcome, to result in a Material Adverse Change. LOFC shall promptly notify IBG of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Best Knowledge of LOFC, threatened against LOFC or Live Oak Bank that (i) questions or would reasonably be expected to question the validity of this Agreement or the agreements contemplated hereby, or any actions taken or to be taken by LOFC or Live Oak Bank pursuant hereto or (ii) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 5.10.  Adverse Changes. LOFC shall promptly notify IBG in writing if any change shall have occurred or, to the Best Knowledge of LOFC, been threatened (or any development shall have occurred or, to the Best Knowledge of LOFC, been threatened involving a prospective change) in the business, financial condition or operations of LOFC and/or Live Oak Bank that has resulted in or would reasonably be expected to result in a Material Adverse Change.

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Section 5.11.  No Negotiation with Others.

A.        LOFC agrees that it shall not, and that it shall cause Live Oak Bank and the respective employees, directors, officers, financial advisors and agents of LOFC and Live Oak Bank (collectively, “LOFC Representatives”) not to (i) solicit, knowingly encourage, initiate or participate in any negotiations or discussions with any third party (except for the limited purpose of notifying such person of the existence of the provisions of this Section 5.11) regarding an Acquisition Proposal, whether by acquisition, business combination, purchase of securities or assets or otherwise; (ii) disclose to any third party any information concerning the business, Properties, books or records of LOFC or Live Oak Bank in connection with any Acquisition Proposal, other than as provided herein or as compelled by law; or (iii) cooperate with any third party to make any Acquisition Proposal, other than the sale by Live Oak Bank of assets in the ordinary course of business consistent with past practices. Promptly upon receipt of any unsolicited offer, LOFC will communicate to IBG the terms of any proposal or request for information and the identity of the parties involved

B.        Notwithstanding anything to the contrary contained in this Section 5.11, if at any time after the date hereof and before obtaining Shareholder Approval, LOFC and the LOFC Representatives, having each theretofore complied with the terms of Section 5.11(A), receives a bona fide, unsolicited written Acquisition Proposal, LOFC and the LOFC Representatives may engage in negotiations and discussions with, and furnish any information and other access (so long as all such information and access has previously been made available to IBG or is made available to IBG before or concurrently with the time such information or access is made available to such person) to, any person making such Acquisition Proposal if, and only if, the LOFC Board determines in good faith, after consultation with outside legal and financial advisors, that (i) such Acquisition Proposal is or is reasonably capable of becoming a Superior Proposal and (ii) the failure of the LOFC Board to furnish such information or access or enter into such discussions or negotiations would reasonably be expected to be a violation of its fiduciary duties to the LOFC shareholders; but before furnishing any material nonpublic information, LOFC shall have received from the person making such Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such person as the Confidentiality Agreement entered into with IBG on June 7, 2013, which confidentiality agreement shall not prohibit LOFC from complying with the terms of this Section 5.11. LOFC will promptly, and in any event within two business days, (x) notify IBG in writing of the receipt of such Acquisition Proposal or any request for nonpublic information relating to LOFC or for access to the properties, books or records of LOFC by any person that has made, or to the Best Knowledge of LOFC may be considering making, an Acquisition Proposal and (y) communicate the material terms of such Acquisition Proposal to IBG, including as they may change upon any modification or amendment to the terms thereof. LOFC will keep IBG reasonably apprised of the status of and other matters relating to any such Acquisition Proposal on a timely basis.

C.        Nothing contained in this Section 5.11 shall prevent LOFC or the LOFC Board from (i) taking the actions provided in Sections 1.08(C) or 5.11(B), (ii) responding to an unsolicited bona fide Acquisition Proposal for the sole purpose of clarifying the terms and

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conditions of the Acquisition Proposal, (iii) informing any person who submits an unsolicited bona fide Acquisition Proposal of LOFC’s obligations pursuant to Section 5.11(A) or (iv) in consultation with outside counsel, complying with its disclosure obligations under federal or state law in connection with a Change in Recommendation.

Section 5.12.  Consents and Approvals. LOFC shall use commercially reasonable efforts to obtain all consents and approvals from third parties, including the third party consents listed on Confidential Schedule 3.09, required of LOFC or Live Oak Bank in connection with the consummation of the transactions contemplated by this Agreement. LOFC will cooperate in all commercially reasonable respects with IBG to obtain all such approvals and consents required of IBG.

Section 5.13.  Environmental Investigation; Right to Terminate Agreement.

A.        IBG and its consultants, agents and representatives, at the sole cost and expense of IBG, shall have the right to the same extent that LOFC has the right, but not the obligation or responsibility, to inspect any Property, including conducting asbestos surveys and sampling, environmental assessments and investigation, and other environmental surveys and analyses including soil and ground sampling (“Environmental Inspections”). IBG shall notify LOFC in writing before any Environmental Inspection, and LOFC may place reasonable restrictions on the time of such Environmental Inspection. If, as a result of any such Environmental Inspection, further investigation (“Secondary Investigation”) including, test borings, soil, water and other sampling is deemed desirable by IBG, IBG shall (i) notify LOFC in writing of any Property for which it intends to conduct such a Secondary Investigation and the reasons for the Secondary Investigation, and (ii) at the sole cost and expense of IBG, commence the Secondary Investigation. IBG shall give reasonable written notice to LOFC of the Secondary Investigation, and LOFC may place reasonable time and place restrictions on the Secondary Investigation.

B.        IBG shall make available to LOFC the results and reports of such Environmental Inspections and Secondary Investigations promptly after IBG receives or is advised of such results. IBG shall not have any liability or responsibility of any nature whatsoever for the results, conclusions or other findings related to any Environmental Inspection, Secondary Investigation or other environmental survey. If this Agreement is terminated, except as otherwise required by law, reports to any Governmental Authority of the results of any Environmental Inspection, Secondary Investigation or other environmental survey shall not be made by IBG. IBG shall make no such report before Closing unless required to do so by applicable law, and in such case will give LOFC reasonable written notice of IBG’s intentions.

C.        IBG shall have the right to terminate this Agreement if (i) the factual substance of any warranty or representation set forth in Section 3.22 is not materially true and accurate; (ii) the results of such Environmental Inspection, Secondary Investigation or other environmental survey are disapproved by IBG because the Environmental Inspection, Secondary Investigation or other environmental survey identifies material violations or

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potential material violations of Environmental Laws; (iii) LOFC has refused to allow IBG to conduct an Environmental Inspection or Secondary Investigation in a manner that IBG reasonably considers necessary; (iv) the Environmental Inspection, Secondary Investigation or other environmental survey identifies any past or present event, condition or circumstance that would or potentially could reasonably be expected to require a material remedial or cleanup action or result in a Material Adverse Change; (v) the Environmental Inspection, Secondary Investigation or other environmental survey identifies the presence of any underground or above ground storage tank in, on or under any Property that is not shown to be in material compliance with all Environmental Laws applicable to the tank either at the date of this Agreement or at a future time certain, or that has had a release of petroleum or some other Hazardous Material that has not been cleaned up to the satisfaction of the relevant Governmental Authority or any other party with a legal right to compel cleanup; or (vi) the Environmental Inspection, Secondary Investigation or other environmental survey identifies the presence of any asbestos-containing material in, on or under any Property, the removal of which could reasonably be expected to result in a Material Adverse Change. IBG shall advise LOFC in writing (the “Environmental Notice”) as to whether IBG intends to terminate this Agreement because IBG disapproves of the results of the Environmental Inspection, Secondary Inspection or other environmental survey. Upon receipt of the Environmental Notice, LOFC shall have the opportunity to correct any objected to violations or conditions to IBG’s reasonable satisfaction within 30 days after the date of the Environmental Notice. If that LOFC fails to demonstrate its satisfactory correction of the violations or conditions to IBG, IBG may terminate the Agreement on the 31st day after the date of the Environmental Notice.

D.        LOFC agrees to make available to IBG and its consultants, agents and representatives all documents and other material relating to environmental conditions of any Property including the results of other environmental inspections and surveys. LOFC also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with IBG and shall be entitled to certify the same in favor of IBG and its consultants, agents and representatives and make all other data available to IBG and its consultants, agents and representatives.

Section 5.14.  Employee Plans. Before the Closing Date, LOFC shall and shall cause Live Oak Bank to terminate the Employee Plans subject to compliance with applicable law, so long as any such action preserves the rights of the participants in such Employee Plans (including vesting rights).

Section 5.15.  Disclosure Schedules. At least three business days before the Closing, LOFC agrees to provide IBG with supplemental Confidential Schedules to be delivered by LOFC pursuant to this Agreement reflecting any material changes thereto between the date of this Agreement and the Closing Date.

Section 5.16.  Voting Agreement. LOFC shall execute and deliver, and shall use its best efforts to cause the directors of LOFC and Live Oak Bank to execute and deliver simultaneously with the execution of this Agreement, the Voting Agreement, in the form

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attached hereto as Exhibit “B”, and LOFC acknowledges that, upon the execution and delivery of the Voting Agreement, such persons shall have agreed that they will vote the LOFC Shares owned by them in favor of this Agreement and the transactions contemplated hereby, including the Merger, subject to required regulatory approvals.

Section 5.17.  Releases. LOFC shall use its commercially reasonable efforts to obtain from each of the directors and executive officers of LOFC and Live Oak Bank a written release in the form attached hereto as Exhibit “C” executed by such director or executive officer and dated the Closing Date, releasing LOFC and Live Oak Bank from claims arising before the Effective Time (the “Releases”).

Section 5.18.  Other Agreements. LOFC will, as soon as practicable after the execution of this Agreement, enter into the Merger Agreement with Newco, and shall perform all of its obligations thereunder. LOFC shall, and shall cause Live Oak Bank to, execute and deliver the Merger Agreement, the Bank Merger Agreement and such other agreements, certificates of merger, certificates, and other documents reasonably necessary to effect and evidence the Merger and the Bank Merger, and to take all actions necessary or required to consummate the transactions contemplated thereby.

Section 5.19.  Support Agreements. LOFC shall use its commercially reasonable efforts to obtain from each outside director of LOFC and Live Oak Bank a Support Agreement in the form attached hereto as Exhibit “D” executed by such directors (other than directors who are employees of Live Oak Bank) as of the Closing Date which will include non-competition covenants for two years covering Collin, Dallas, Denton and Tarrant Counties, Texas (the “Support Agreements”).

Section 5.20.  Shareholder Lists. After the date of this Agreement, LOFC shall from time to time make available to IBG, upon its request, a list of the LOFC shareholders and their addresses, a list showing all transfers of the LOFC Shares and such other information as IBG may reasonably request regarding both the ownership and prior transfers of the LOFC Shares.

Section 5.21.  Conforming Accounting Adjustments. LOFC shall, if requested in writing by IBG, consistent with GAAP, immediately before Closing, make such accounting entries as LOFC may reasonably request in order to conform the accounting records of LOFC to the accounting policies and practices of IBG. No such adjustment by LOFC or Live Oak Bank shall of itself constitute or be deemed to be a breach, violation or failure by LOFC or Live Oak Bank to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement by IBG or be an acknowledgment by LOFC of any adverse circumstances for purposes of determining whether the conditions to IBG’s obligations under this Agreement have been satisfied, nor will any such adjustment affect the calculation of the Tangible Book Value under Section 8.07.

Section 5.22.  D & O Liability Insurance. Contemporaneously with the Closing, LOFC and Live Oak Bank shall purchase an extended reporting period for three years under LOFC’s existing directors and officers liability insurance policy, on terms approved by IBG, for

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purposes of covering actions occurring before the Effective Time. Notwithstanding any other provision of this Agreement, the premiums for such coverage shall be paid and accrued for by LOFC and/or Live Oak Bank and shall be included (as a deduction) in the calculation of LOFC Tangible Equity.

Section 5.23.  Employment Agreement. LOFC shall use its commercially reasonable efforts to cause the executive officers identified in Confidential Schedule 5.23 to execute and deliver to IBG, simultaneously with the execution of this Agreement, an employment agreement providing for their continued employment with Independent Bank after the Merger.

ARTICLE VI

COVENANTS OF IBG

IBG hereby makes the covenants set forth in this ARTICLE VI to LOFC.

Section 6.01.  Commercially Reasonable Efforts. IBG agrees to use commercially reasonable efforts to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 6.02.  Untrue Representations. IBG shall promptly notify LOFC in writing if IBG becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule or any other information furnished to LOFC or any representation or warranty made in or pursuant to this Agreement or that results in IBG’s failure to comply with any covenant, condition or agreement contained in this Agreement.

Section 6.03.  Affirmative Covenants. Except as otherwise permitted or required by this Agreement, from the date hereof until the Effective Time, IBG shall and shall cause Independent Bank to:

A.        Maintain its corporate existence in good standing;

B.        Maintain the general character of its business and conduct its business in its ordinary and usual manner;

C.        Extend credit only in accordance with existing lending policies and practices; and

D.        Use commercially reasonable efforts to preserve its business organization intact; to retain the services of its present employees, officers, directors and agents; to retain its present customers, depositors, suppliers and correspondent banks; and to preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it.

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Section 6.04.  Registration Statement.

A.        IBG agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to shareholders and at the time of the Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. IBG further agrees that if it shall become aware before the effectiveness of the Registration Statement of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform LOFC thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement. IBG agrees to advise LOFC, promptly after IBG receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of IBG Shares for offering or sale in any jurisdiction, of the initiation or, to the extent IBG is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. IBG agrees to promptly provide to LOFC copies of all correspondence between IBG or any of its representatives, on the one hand, and the SEC, on the other hand.

Section 6.05.  NASDAQ Listing. IBG shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use its reasonable best efforts to list, before the Effective Date, on the NASDAQ the IBG Shares to be issued to the LOFC shareholders as part of the Merger Consideration in connection with the Merger.

Section 6.06.  Litigation and Claims. IBG shall promptly notify LOFC in writing of any litigation, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of litigation, against IBG or Independent Bank or affecting any of their respective Properties, if such litigation or potential litigation is reasonably likely, in the event of an unfavorable outcome, to result in a Material Adverse Change. IBG shall promptly notify LOFC in writing of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the knowledge of IBG, threatened against IBG or Independent Bank that (i) questions or could reasonably be expected to question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by IBG with respect hereto or thereto or (ii) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 6.07.  Regulatory and Other Approvals. With the cooperation of LOFC, IBG shall promptly file or cause to be filed applications for all regulatory approvals required to be obtained by IBG, Live Oak Bank and Newco in connection with this Agreement and the

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transactions contemplated hereby, including to the necessary applications for the prior approval of the Merger by the FRB (or appropriate Federal Reserve Bank acting on delegated authority), the Texas Department of Banking (the “TDB”) and the Federal Deposit Insurance Corporation (the “FDIC”). Such applications shall be filed by September 30, 2013. IBG shall use commercially reasonable efforts to obtain all such regulatory approvals and any other approvals from third parties at the earliest practicable time. IBG shall keep LOFC reasonably informed as to the status of such applications and filings, and IBG shall promptly furnish LOFC and its counsel with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested.

Section 6.08.  Formation and Organization of Newco. IBG will duly form and organize Newco as a Texas corporation.

Section 6.09.  Other Agreements. IBG will, as soon as practicable after the execution of this Agreement, cause Newco to enter into the Merger Agreement with LOFC, and to perform all of its obligations thereunder. IBG shall, and shall cause Independent Bank and Newco to, take such actions and to execute and deliver the Merger Agreement, the Bank Merger Agreement, the Subsequent Merger Documents, and such other agreements, certificates of merger, certificates, and other documents reasonably necessary to effect and evidence the Merger, the Bank Merger and the Subsequent Merger, and to take any and all actions necessary or required to consummate the transactions contemplated thereby.

Section 6.10.  Employee Matters. On the Closing Date, IBG may, but shall not be required to, cause IBG to offer employment to the employees of Live Oak Bank. Each of the employees of Live Oak Bank who becomes an employee of IBG after the Effective Time shall be entitled to receive, from and after the Effective Time, the same pension, profit sharing, health, welfare, incentive, vacation and other benefits as are customarily offered or afforded to the employees of IBG. Each of the employees of Live Oak Bank who becomes an employee of IBG after the Effective Time shall receive credit for their prior service at Live Oak Bank for purposes of vesting, eligibility or any other purpose under the employee benefit plans of IBG; and such persons shall not have lack of coverage for pre-existing conditions or be subject to any additional deductibles or waiting periods otherwise required for health insurance coverage. IBG shall provide each such employee with credit for co-payments and deductibles paid in the plan year in which the Closing Date occurs in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans in which such employee is eligible to participate in after the Closing Date. IBG shall, within 30 calendar days of the date of this Agreement, provide LOFC with a list of employees of Live Oak Bank to whom IBG will not offer employment.

Section 6.11.  Adverse Changes. IBG shall promptly notify LOFC in writing if any change shall have occurred or been threatened (or any development shall have occurred or been threatened involving a prospective change) in the business, financial condition, or operations of IBG and/or Independent Bank that has or may reasonably be expected to have to result in a Material Adverse Change with respect to IBG or Independent Bank or lead to a failure to obtain necessary regulatory approval of this transaction.

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Section 6.12.  Disclosure Schedules. At least three business days before the Closing, IBG agrees to provide LOFC with supplemental disclosure schedules to be delivered by IBG pursuant to this Agreement reflecting any material changes thereto between the date of this Agreement and the Closing Date.

Section 6.13.  Issuance of IBG Common Shares. The IBG Shares to be issued by IBG to the shareholders of LOFC pursuant to this Agreement will, on the issuance and delivery to such shareholders pursuant to this Agreement, be duly authorized, validly issued, fully paid and nonassessable. The IBG Shares to be issued to the shareholders of LOFC pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of IBG or any other person, firm or entity. The IBG Shares to be issued to the shareholders of LOFC pursuant to this Agreement pursuant to the Registration Statement which has become effective, except for IBG Shares issued to any shareholder of LOFC who may be deemed to be an “affiliate” (under the Exchange Act) of IBG after completion of the Merger will be freely tradable by each LOFC shareholder who is not a dealer for purposes of the Securities Act.

Section 6.14.  Access to Properties and Records. To the extent permitted by applicable law, IBG shall and shall cause each of its Subsidiaries, upon reasonable notice from LOFC to IBG to: (a) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of LOFC reasonable access to the properties, books and records of IBG and its Subsidiaries during normal business hours in order that LOFC may have the opportunity to make such reasonable investigation as it shall desire to make of the affairs of IBG and its Subsidiaries, and (b) furnish LOFC with such additional financial and operating data and other information as to the business and properties of IBG as LOFC may, from time to time, reasonably request.

Section 6.15.  Rule 144 Compliance. For a period of two years after the Effective Time (or such shorter period of time as may be applicable for “affiliates” of LOFC to sell IBG Shares in accordance with Rule 145 of the Securities Act), IBG will use its commercially reasonable efforts to file in a timely manner all reports with the SEC required to be filed by it pursuant to Section 13 and Section 15(d) of the Exchange Act (other than Current Reports on Form 8-K) and submit electronically and post on its corporate website, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

Section 6.16.  Director and Officer Indemnification. For a period of three years after the Effective Time, IBG shall indemnify, defend and hold harmless each person entitled to indemnification from LOFC and Live Oak Bank (each, an “Indemnified Party”) against all liabilities arising out of actions or omissions occurring at or prior to the Effective Time to the same extent and subject to the conditions set forth in the Articles of Incorporation or Association, as applicable, of LOFC and Live Oak Bank, and in the Bylaws of LOFC and Live Oak Bank, as in effect on the date hereof.

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ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF LOFC

The obligations of LOFC under this Agreement are subject to the satisfaction, before or at the Closing, of each of the following conditions, which may be waived in whole or in part by LOFC:

Section 7.01.  Representations and Warranties. All representations and warranties made by IBG in this Agreement or in any document or schedule delivered to LOFC in connection with this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties shall be true and correct as of such earlier date).

Section 7.02.  Performance of Obligations. IBG shall have, or shall have caused to be, performed or complied with, in all material respects, all agreements, terms, covenants and conditions required by this Agreement to be performed or complied with by IBG at or before the Closing.

Section 7.03.  Government and Other Approvals. IBG shall have received approval by such Governmental Authorities as may be required by applicable law of the transactions contemplated by this Agreement, the Merger Agreement and the Subsequent Merger Documents, and all applicable waiting periods prescribed by applicable law or regulation shall have expired. Such approvals and the transactions contemplated hereby shall not have been contested or threatened to be contested by any Governmental Authority or by any other third party (except shareholders asserting statutory dissenters’ appraisal rights) by formal proceedings.

Section 7.04.  No Litigation. No action shall have been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to this Agreement, the Merger Agreement, the Bank Merger Agreement, the Subsequent Merger Documents or the transactions contemplated hereby or thereby by any Governmental Authority, including by means of the entry of a preliminary or permanent injunction, that would (A) make this Agreement or any other agreement contemplated hereby or thereby, or the transactions contemplated hereby or thereby, illegal, invalid or unenforceable, (B) impose material limits on the ability of any party to this Agreement to consummate this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (C) if the consummation of this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, subject or could reasonably be expected to subject LOFC or Live Oak Bank, or any of their respective officers, directors, shareholders or employees, to criminal or civil liability. No action or proceeding by or before any Governmental Authority or by any other person shall be threatened, instituted or pending that could reasonably be expected to result in any of the consequences referred to in clauses (A) through (C) above.

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Section 7.05.  Delivery of Closing Documents. LOFC shall have received all documents required to be delivered by IBG, Independent Bank and Newco on or before the Closing Date as set forth in Section 2.03, all in form and substance reasonably satisfactory to LOFC.

Section 7.06.  Shareholder Approvals. This Agreement, the Merger, and the Merger Agreement shall have been approved by the affirmative vote of the holders of the percentage of the outstanding LOFC Shares required for approval of this Agreement, the Merger, and the Merger Agreement in accordance with the Articles of Incorporation of LOFC and the TBOC.

Section 7.07.  Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending such effectiveness shall be in effect, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness shall have been initiated, continuing, or have been threatened and be unresolved, and all necessary approvals under state securities laws relating to the issuance or trading of the IBG Share to be issued in the Merger shall have been received.

Section 7.08.  Listing of IBG Shares. The IBG Shares to be delivered to the shareholders of LOFC pursuant to this Agreement shall have been authorized for listing on the NASDAQ.

Section 7.09.  No Material Adverse Change. There shall have been no Material Adverse Change in IBG since June 30, 2013.

Section 7.10.  Delivery of Merger Consideration. IBG shall have delivered, or caused to be delivered, to the Exchange Agent, the IBG Shares issuable to the holders of LOFC Share as part of the Merger Consideration and the cash portion of the Merger Consideration payable pursuant to ARTICLE I, and LOFC shall have received evidence of the same from IBG.

Section 7.11.  Average Closing Price. The Average Closing Price shall be at least $27.34.

Section 7.12.  Tax Opinion. LOFC shall have received an opinion (reasonably acceptable in form and substance to LOFC) from Hunton & Williams, LLP, dated as of the Closing Date, to the effect that for federal income tax purposes (i) the Merger and the Subsequent Merger, together, will be treated as a reorganization within the meaning of § 368(a) of the Code, and (ii) each of IBG and LOFC will be a party to such reorganization within the meaning of § 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified. Such opinion will be based upon representations of the Parties contained in this Agreement and in the tax representation letters described in Section 1.13(C).

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ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF IBG

The obligations of IBG under this Agreement are subject to the satisfaction, before or at the Closing, of each of the following conditions, which may be waived in whole or in part by IBG.

Section 8.01.  Representations and Warranties. All representations and warranties made by LOFC in this Agreement or in any schedule delivered to IBG pursuant hereto shall have been true and correct when made and shall be true and correct in all material respects as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties shall be true as of such earlier date) or changes or updates contemplated by this Agreement.

Section 8.02.  Performance of Obligations. LOFC shall have performed or complied with, in all material respects, all agreements, terms, covenants and conditions required by this Agreement to be performed or complied with by LOFC before or at the Closing.

Section 8.03.  Delivery of Closing Documents. IBG shall have received all documents required to be delivered by LOFC on or before the Closing Date as set forth in Section 2.02, all in form and substance reasonably satisfactory to IBG.

Section 8.04.  Government and Other Approvals. IBG shall have received approvals and consents, on terms and conditions reasonably acceptable to IBG, as may be required (A) by applicable law from all applicable Governmental Authorities, including the FRB, the FDIC and the TDB, and (B) from all third parties, in each case, in connection with this Agreement and any other agreement contemplated hereby, and with the consummation of the transactions contemplated hereby and thereby, and all applicable waiting periods shall have expired. Such approvals and consents shall not have imposed, in the reasonable judgment of IBG, any material requirement upon IBG or its Subsidiaries, including any requirement that IBG sell or dispose of any significant amount of its assets or any IBG Subsidiary. Neither such approvals or consents, nor any of the transactions contemplated hereby, shall have been contested or threatened to be contested by any Governmental Authority or by any other third party (except shareholders asserting statutory dissenters’ appraisal rights) by formal proceedings. It is understood that, if such contest is brought by formal proceedings, IBG may, but shall not be obligated to, answer and defend such contest or otherwise pursue this transaction over such objection.

Section 8.05.  No Litigation. No action shall have been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to this Agreement, the Merger Agreement, the Bank Merger Agreement or the Subsequent Merger Documents, or the transactions contemplated hereby or thereby, by any Governmental Authority, including by means of the entry of a preliminary or permanent injunction, that would (A) make this Agreement or any other agreement contemplated hereby,

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or the transactions contemplated hereby or thereby, illegal, invalid or unenforceable, (B) require the divestiture of a material portion of the assets of LOFC, (C) impose material limits on the ability of any party to this Agreement to consummate the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, (D) otherwise result in a Material Adverse Change, or (E) if the consummation of this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, subject or could reasonably be expected to subject IBG or any of its Subsidiaries, or any officer, director, shareholder or employee of IBG or any of its Subsidiaries, to criminal or civil liability. No action or proceeding by or before any Governmental Authority or by any other person shall be threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (A) through (E) above.

Section 8.06.  No Material Adverse Change. There shall have been no Material Adverse Change in LOFC or Live Oak Bank since June 30, 2013.

Section 8.07.  Minimum Tangible Book Value. As of the Closing Date, the Tangible Book Value of LOFC shall be not less than $13,000,000. For purposes of this Agreement, “Tangible Book Value” means the tangible shareholders’ equity of LOFC as determined from LOFC’s financial statements prepared in accordance with generally accepted accounting principles, consistently applied but excluding any unrealized gains or losses in Live Oak Bank’s securities portfolio. All of the costs and expenses, on an after tax equivalent basis, of LOFC and Live Oak Bank related to the transactions contemplated by this Agreement (including, without limitation, investment banking fees, legal fees, accounting fees, any director, officer, or employee bonuses or payments, (including change in control payments or other payments due under employment arrangements, and any anticipated “stay” or “retention” bonuses to be paid to Live Oak Bank employees, any costs or fees (including forfeited prepaid expenses) arising from or related to the termination of the DP Contracts, the printing and mailing costs related to the Proxy Statement, and the premium for D&O insurance tail coverage, shall have been paid or accrued for before the Closing Date and shall be included (as a deduction) in the calculation of Tangible Book Value. The calculation of Tangible Book Value shall include accruals for all ad valorem taxes owed by LOFC on a pro-rated basis for the period ending on the Closing Date. LOFC shall, at least three business days before the Closing Date, provide IBG with a preliminary calculation of Tangible Book Value. If IBG disagrees with such calculation of Tangible Book Value, LOFC and IBG shall meet to resolve any such disagreement. If LOFC and IBG cannot resolve any such disagreement, then an independent accounting firm mutually agreed to by IBG and LOFC shall resolve any such disagreement which resolution shall be final and binding upon LOFC and IBG.

If the Tangible Book Value is less than $13,000,000 at Closing, then the consideration provided for in Section 1.05 shall be adjusted as follows:

(a)	If the Tangible Book Value is less than $13,000,000 but equal to or more than $12,750,000 at Closing, then the Aggregate Cash Consideration shall be reduced by an amount equal to $13,000,000 minus the Tangible Book Value at Closing; or

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(b)	If the Tangible Book Value is less than $12,750,000 at Closing, then the Aggregate Cash Consideration shall be reduced by an amount equal to the sum of (i) $250,000, plus (ii) the product of (x) the difference between (I) $12,750,000 minus (II) the Tangible Book Value at Closing, multiplied by (y) 1.54.

The amount determined by either clause (a) or (b) is referred to as the “Aggregate Cash Consideration Adjustment.”

(c)	The Per Share Cash Consideration shall be reduced by an amount equal to the quotient of (i) the Aggregate Cash Consideration Adjustment, divided by (ii) the number of LOFC Shares outstanding on the Closing Date (the “Adjusted Per Share Cash Consideration”).

Notwithstanding the foregoing adjustments, IBG shall not be obligated to consummate the Merger if the Tangible Book Value at Closing is less than $12,500,000.

Section 8.08.  Minimum ALLL. As of the Closing Date, the Allowance for Loan and Lease Losses of LOFC shall be at least $1,140,000.

Section 8.09.  Shareholder Approvals. The holders of at least the minimum number of LOFC Shares necessary under applicable law to approve this Agreement, the Merger, the Merger Agreement, and all other agreements contemplated hereby, shall have approved this Agreement, the Merger, the Merger Agreement, and all other agreements contemplated hereby, and the holders of no more than 5% of the LOFC Shares shall have exercised their statutory dissenters’ rights under the TBOC.

Section 8.10.  Termination of Employee Benefit Plans. All Employee Plans shall have been terminated in accordance with the respective terms of such Employee Plans, the Code, ERISA and all other applicable laws and regulations and the affected participants shall have been notified of such terminations.

Section 8.11.  Releases, Support Agreements, and Resignations. IBG shall have received executed Releases and Support Agreements as provided in Sections 5.17 and 5.19, respectively, and the resignations of each of the directors of LOFC and Live Oak Bank, effective as of the Closing Date.

Section 8.12.  Registration Statement. The Registration Statement covering the IBG Shares to be issued in the Merger shall have become effective under the Securities Act and no stop order suspending such effectiveness shall be in effect, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness shall have been initiated, continuing, or have been threatened and be unresolved, and all necessary approvals under state securities laws relating to the issuance or trading of the IBG Share to be issued in the Merger shall have been received.

Section 8.13.  Listing. The IBG Shares to be issued to the LOFC shareholders as part of the Merger Consideration in the Merger shall have been approved for listing on the NASDAQ.

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Section 8.14.  Employment Agreements. The employment agreements entered into between Independent Bank and those persons listed on Confidential Schedule 5.23 contemporaneously with the execution of this Agreement shall not have been terminated and shall remain in full force and effect.

Section 8.15.  Tax Opinion. IBG shall have received an opinion (reasonably acceptable in form and substance to IBG) from Andrews Kurth LLP, dated as of the Closing Date, to the effect that for federal income tax purposes (i) the Merger and the Subsequent Merger, together, will be treated as a reorganization within the meaning of § 368(a) of the Code, (ii) each of IBG and LOFC will be a party to such reorganization within the meaning of § 368(b) of the Code, (iii) the Bank Merger will be treated as a reorganization within the meaning of § 368(a) of the Code, and (iv) each of Independent Bank and Live Oak Bank will be a party to such reorganization within the meaning of § 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified. Such opinion will be based upon representations of the Parties contained in this Agreement and in the tax representation letters described in Section 1.13(C).

Section 8.16.  Average Closing Price. The Average Closing Price shall be at least $27.34.

ARTICLE IX

TERMINATION AND ABANDONMENT

Section 9.01.  Right of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time before the Effective Time (except as otherwise set forth in this Section 9.01), whether before or after approval by the LOFC shareholders as follows, and in no other manner:

A.        By the mutual written consent of LOFC and IBG, duly authorized by the LOFC Board and the IBG Board, respectively.

B.        By either LOFC or IBG (if the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such party’s obligations to close specified in ARTICLES VII and VIII, respectively, shall not have been satisfied on or before December 31, 2013; but if conditions precedent have not been satisfied because approval of this Agreement or any other agreement contemplated hereby has not been received from any Regulatory Agency whose approval is required to consummate such transactions, either LOFC or IBG can unilaterally extend such deadline by up to 30 days by providing written notice thereof to the other.

C.        By either IBG or LOFC if any of the transactions contemplated by this Agreement or any other agreement contemplated hereby are disapproved by any Regulatory Agency whose approval is required to consummate such transactions or if any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting this Agreement or any other agreement

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contemplated hereby, or the transactions contemplated hereby or thereby and such order, decree, ruling or other action shall have been final and nonappealable.

D.        By IBG if it reasonably determines, in good faith and after consulting with counsel, there is substantial likelihood that any necessary regulatory approval will not be obtained or will be obtained only upon a condition or conditions that make it inadvisable to proceed with the transactions contemplated by this Agreement or any other agreement contemplated hereby.

E.        By IBG if there shall have been any Material Adverse Change in LOFC or Live Oak Bank; and by LOFC, if there shall have been any Material Adverse Change in IBG.

F.        By IBG, if LOFC shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement or any other agreement contemplated hereby, and such failure shall not have been cured within a period of thirty (30) calendar days after written notice from IBG.

G.        By LOFC, if IBG shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement or any other agreement contemplated hereby, and such failure shall not have been cured within a period of thirty (30) calendar days after written notice from LOFC.

H.        By IBG, in accordance with the provisions of Section 5.13 (Environmental Investigation).

I.        By either IBG or LOFC, if the approval of this Agreement and the Merger by the shareholders of LOFC shall not have been obtained by reason of the failure to obtain the required vote at the Meeting.

J.        By LOFC at any time before the Meeting in order to concurrently enter into an acquisition agreement or similar agreement (each, an “Acquisition Agreement”) with respect to a Superior Proposal which has been received and considered by LOFC and the LOFC Board in accordance with all of the requirements of Section 5.10 hereof.

K.        By IBG, if the LOFC Board shall have (i) recommended to the shareholders of LOFC that they tender their shares in a tender or exchange offer commenced by an un-Affiliated third party for more than 15% of the outstanding LOFC Share, (ii) effected a Change in Recommendation or recommended to the LOFC shareholders acceptance or approval of any alternative Acquisition Proposal, (iii) has notified IBG in writing that LOFC is prepared to accept a Superior Proposal, or (iv) shall have resolved to do the foregoing.

Section 9.02.  Notice of Termination. The power of termination provided for by Section 9.01 may be exercised only by a notice given in writing, as provided for in Section 11.07.

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Section 9.03.  Effect of Termination. In the event of the termination of this Agreement and abandonment of the Merger pursuant to the provisions of Section 9.01, no party to this Agreement shall have any further liability or obligation in respect of this Agreement, except that (A) the provisions of ARTICLE X and Section 9.03, 9.04, 11.02, 11.03, and 11.08 shall survive any such termination of the Agreement and abandonment of the Merger and (B) notwithstanding anything to the contrary, neither IBG nor LOFC shall be relieved or released from any liabilities or damages arising out of its fraud or willful breach of any provision of this Agreement.

Section 9.04.  Live Oak Bank Termination Fee. To compensate IBG for entering into this Agreement, taking actions to consummate the transactions contemplated hereunder and incurring the costs and expenses related thereto and other losses and expenses, including foregoing the pursuit of other opportunities, LOFC and IBG agree as follows:

A.        If IBG is not in material breach of any covenant or obligation under this Agreement, LOFC shall pay to IBG the sum of $800,000 (the “Termination Fee”) if this Agreement is terminated (i) by LOFC under the provisions of Section 9.01(J), (ii) by either IBG or LOFC under the provisions of Section 9.01(I) and, if either (1) at the time of any failure by the shareholders of LOFC to approve and adopt this Agreement and the Merger, there shall exist an Acquisition Proposal with respect to LOFC that has not been withdrawn before the Meeting or (2) within twelve months of the termination of this Agreement, LOFC enters into a definitive agreement with any third party with respect to any Acquisition Proposal, or (iii) by IBG under the provisions of Section 9.01(K). LOFC’s obligation to pay the Termination Fee pursuant to this Section 9.04(A) shall survive the termination of this Agreement.

B.        Any payment required by Section 9.04(A) shall become payable within two business days after receipt by the non-terminating party of written notice of termination of this Agreement.

C.        For purposes of this Agreement, “Acquisition Proposal” means a written offer or proposal from a party other than IBG which contains a fixed price per share or a mathematically ascertainable formula for calculating a price per share for the LOFC Share regarding any of the following (other than the transactions contemplated by this Agreement) involving LOFC: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution or other similar transaction involving any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets or equity securities or deposits of, LOFC, in a single transaction or series of related transactions which could reasonably be expected to impede, interfere with, prevent or materially delay the completion of the Merger; (ii) any tender offer or exchange offer for 50% or more of the outstanding LOFC Shares or the filing of a registration statement in connection therewith; or (iii) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

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D.        For purposes of this Agreement, “Superior Proposal” means a bona fide Acquisition Proposal made by a party other than IBG that the LOFC Board determines in its good faith judgment to be more favorable to LOFC’s shareholders than the Merger (taking into account, in good faith, the written opinion, with only customary qualifications, of LOFC’s independent financial advisor that the value of the consideration to LOFC’s shareholders provided for in such Acquisition Proposal exceeds the value of the consideration to LOFC’s shareholders provided for in the Merger) and for which financing, to the extent required, is then committed or which, in the good faith judgment of the LOFC Board (taking into account, in good faith, the written advice of LOFC’s independent financial advisor), is reasonably capable of being obtained by such third person.

ARTICLE X

CONFIDENTIAL INFORMATION

Section 10.01. Definition of “Recipient,” “Disclosing Party” and “Representative”. For purposes of this ARTICLE X, the term “Recipient” means the party receiving the Subject Information (as such term is defined in Section 10.02) and the term “Disclosing Party” means the party furnishing the Subject Information. The terms “Recipient” or “Disclosing Party,” as used herein, include: (A) all persons and entities related to or affiliated in any way with the Recipient or the Disclosing Party, as the case may be, and (B) any Affiliate the Recipient or the Disclosing Party, as the case may be. The term “Representative,” as used herein, shall include all directors, officers, shareholders, employees, representatives, advisors, attorneys, accountants and agents of the Recipient or the Disclosing Party, as the case may be. The term “person” as used in this ARTICLE X shall be broadly interpreted to include, without limitation, any corporation, company, group, partnership, Governmental Authority or individual.

Section 10.02. Definition of “Subject Information”. For purposes of this ARTICLE X, the term “Subject Information” means all information furnished to the Recipient or its Representatives (whether prepared by the Disclosing Party, its Representatives or otherwise and whether or not identified as being non-public, confidential or proprietary) by or on behalf of the Disclosing Party or its Representatives relating to or involving the business, operations or affairs of the Disclosing Party or otherwise in possession of the Disclosing Party. The term “Subject Information” shall not include information that (A) was already in the Recipient’s possession at the time it was first furnished to Recipient by or on behalf of Disclosing Party, if such information is not known by the Recipient to be subject to another confidentiality agreement with or other obligation of secrecy to the Disclosing Party, its Subsidiaries or another party, or (B) becomes generally available to the public other than as a result of a disclosure by the Recipient or its Representatives, or (C) becomes available to the Recipient on a non-confidential basis from a source other than the Disclosing Party, its Representative or otherwise, if such source is not known by the Recipient to be bound by a confidentiality agreement with or other obligation of secrecy to the Disclosing Party, its Representative or another party.

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Section 10.03. Confidentiality. Each Recipient hereby agrees that the Subject Information will be used solely for the purpose of reviewing and evaluating the transactions contemplated by this Agreement and any other agreement contemplated hereby, and that the Subject Information will be kept confidential by the Recipient and the Recipient’s Representatives; but (A) any of such Subject Information may be disclosed to the Recipient’s Representatives (including the Recipient’s accountants, attorneys and investment bankers) who need to know such Subject Information for the purpose of evaluating any such possible transaction between the Disclosing Party and the Recipient (it being understood that such Representatives shall be informed by the Recipient of the confidential nature of such Subject Information and that the Recipient shall direct and cause such persons to treat such Subject Information confidentially); (B) any of such Subject Information may be disclosed by a Recipient who has been ordered by a court to do so or is required by law to do so provided Recipient has notified the Disclosing Party before such disclosure and cooperates with the Disclosing Party if the Disclosing Party elects to pursue legal means to contest and avoid the disclosure; and (C) any disclosure of such Subject Information may be made to which the Disclosing Party expressly consents in writing before any such disclosure by Recipient. Each Recipient hereby agrees that it will not use the Subject Information to solicit customers from the Disclosing Party.

Section 10.04. Securities Law Concerns. Each Recipient hereby acknowledges that the Recipient is aware, and the Recipient will advise the Recipient’s Representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws prohibit any person who has received material, non-public information from an issuer of securities from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

Section 10.05. Return of Subject Information. If this Agreement is terminated for any reason, the Recipient shall promptly return to the Disclosing Party all written material containing or reflecting any of the Subject Information, other than information contained in any application, notice or other document filed with any Governmental Authority and not returned to the Recipient by such Governmental Authority. In making any such filing, the Recipient will request confidential treatment of such Subject Information included in any application, notice or other document filed with any Governmental Authority.

ARTICLE XI

MISCELLANEOUS

Section 11.01. No Survival of Representations and Warranties. The parties hereto agree that all of the representations, warranties and covenants contained in this Agreement shall terminate and be extinguished at Closing, except for those covenants that specifically require performance after the Closing. Nothing in this Section 11.01 shall limit or otherwise affect the remedies available to IBG with respect to a cause of action for fraud against the person who committed the fraud.

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Section 11.02. Expenses. Except as specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and all agreements and documents contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, shall be borne and paid by the party incurring such costs or expenses.

Section 11.03. Brokerage Fees and Commissions. IBG hereby represents to LOFC that no agent, representative or broker has represented IBG or Independent Bank in connection with the transactions described in this Agreement. LOFC shall not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of IBG or Independent Bank, and IBG hereby agrees to indemnify and hold harmless LOFC for any amounts owed to any agent, representative or broker of IBG or Independent Bank. LOFC hereby represents to IBG that no agent, representative or broker has represented LOFC or Live Oak Bank in connection with the transactions described in this Agreement. IBG shall have no responsibility or liability for any other fees, expenses or commissions payable to any agent, representative or broker of LOFC or Live Oak Bank and LOFC hereby agrees to indemnify and hold harmless IBG for any amounts owed to any other agent, representative or broker of LOFC or Live Oak Bank.

Section 11.04. Entire Agreement. This Agreement (including the documents and instruments referred to herein) and the other agreements, documents, schedules and instruments executed and delivered by the parties to each other at the Closing constitute the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof, and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement shall be binding unless hereafter or contemporaneously herewith made in writing and signed by the party to be bound, and no modification shall be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

Section 11.05. Further Cooperation. The parties agree that they will, at any time and from time to time after the Closing, upon request by the other and without further consideration, do, perform, execute, acknowledge and deliver all such further acts, deeds, assignments, assumptions, transfers, conveyances, powers of attorney, certificates and assurances as may be reasonably required in order to fully consummate the transactions contemplated hereby in accordance with this Agreement or to carry out and perform any undertaking made by the parties hereunder.

Section 11.06. Severability. If any term or other provision of this Agreement is held to be illegal, invalid or unenforceable by any rule of law or public policy, such term or provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof, and all other conditions and provisions of this Agreement shall remain in full force and effect. Upon such determination

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that any term or other provision is invalid, illegal or unenforceable, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

Section 11.07. Notices. All payments (other than payments at the Closing), notices, requests, claims, demands, instructions and other communications required or permitted to be given under this Agreement after the date hereof by any party hereto to any other party shall be in writing; and may be delivered personally, by nationally-recognized overnight courier service, by United States mail, or by e-mail or facsimile transmission, to such party at the address or transmission numbers set forth below:

A.        If given to LOFC, or to an officer thereof, in such officer’s official capacity, at LOFC’s mailing address or transmission number set forth below (or such address or transmission number as LOFC may give notice to IBG by like notice):

Mr. Carl B. Schieffer

President

Live Oak Financial Corp.

3206 Live Oak Street

Dallas, TX 75204

Email: cschieffer@liveoakstatebank.com

with a copy (which shall not constitute notice) to:

Mr. Charles E. Greef

Hunton & Williams LLP

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202-2799

Facsimile: (214) 740-7127

Email: cgreef@hunton.com

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B.        If given to IBG, or to an officer thereof, in such officer’s official capacity, at IBG’s mailing address or transmission number set forth below (or such address or transmission number as IBG may give notice to LOFC by like notice):

Mr. David Brooks

Independent Bank Group, Inc.

1600 Redbud Blvd., Suite 400

McKinney, TX 75069

Facsimile: 972-562-5496

Email: drbrooks@independent-bank.com

with a copy (which shall not constitute notice) to:

Mark Haynie, Esq.

Haynie Rake Repass & Lowry, P.C.

14643 Dallas Parkway, Suite 550

Dallas, Texas 75254

Facsimile: (972) 716-1850

Email: mark@hrrpc.com

Any notice given pursuant to this Agreement shall be effective (i) in the case of personal delivery, e-mail or facsimile transmission, when received; (ii) in the case of mail, upon the earlier of actual receipt or three business days after deposit with the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (iii) in the case of nationally-recognized overnight courier service, one business day after delivery to the courier service together with all appropriate fees or charges and instructions for overnight delivery.

Section 11.08. GOVERNING LAW; VENUE. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF EACH OF THE PARTIES SUBJECT TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS. IF A DISPUTE ARISES UNDER OR ARISES RELATED TO THIS AGREEMENT, THE PARTIES IRREVOCABLY AGREE THAT VENUE FOR SUCH DISPUTE SHALL LIE EXCLUSIVELY IN ANY COURT OF COMPETENT JURISDICTION IN COLLIN COUNTY, TEXAS.

Section 11.09. Multiple Counterparts; Electronic Transmission. For the convenience of the parties hereto, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all counterparts hereof so executed by the parties hereto, whether or not such counterpart shall bear the execution of each of the parties hereto, shall be deemed to be, and shall be construed as, one and the same Agreement. An e-mail, facsimile or other electronic transmission of a signed counterpart of this Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.

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Section 11.10. Certain Definitions.

A.        “Affiliate” means any business entity, bank, or person that, directly or indirectly, controls, is controlled by, or is under common control with, such person in question. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any business entity, bank, or person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or by contract or otherwise.

B.        “Best Knowledge” means the actual knowledge of executive officers of IBG or LOFC, as applicable, with respect to a particular matter, after reasonable inquiry.

C.        “Environmental Laws” means any applicable federal, state, or local laws or regulations, codes, or ordinances, now in effect and in each case as amended to date, including any judicial or administrative order, consent decree, judgment relating to pollution or protection of public or employee health or safety or the environment, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.; the Hazardous Materials Transportation Authorization Act, as amended 49 U.S.C. § 5101, et. seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901, et. seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1201, et. seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601, et. seq.; the Clean Air Act, 42 U.S.C. §7401, et. seq.; and the Safe Drinking Water Act, 42 U.S.C. § 300f. et. seq.

D.         “Governmental Authority” means any United States or foreign federal, state or local court, administrative agency, commission or other governmental authority, Regulatory Agency or instrumentality thereof, in each case, of competent jurisdiction.

E.        “Hazardous Material” means any pollutant, contaminant, chemical, or toxic or hazardous substance, constituent, material or waste, or any other chemical, substances, constituent or waste including petroleum, including crude oil or any fraction thereof, or any petroleum product, defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws, or which is in any way regulated as hazardous or toxic by any federal, state or local government authority, agency or instrumentality, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead, but notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of the business of the Bank in compliance with all Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

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F.        “Investment Securities” means a security held by Live Oak Bank and reflected as an asset of Live Oak Bank in accordance with RAP.

G.        “Material Adverse Change” means any material adverse change in the financial condition, assets, properties, liabilities (absolute, accrued, contingent or otherwise), reserves, business or results of operations other than, in each case, any change, circumstance, event or effect relating to (i) any change occurring after the date hereof in any federal or state law, rule or regulation, which change affects banking institutions and their holding companies generally, including any change affecting the Deposit Insurance Fund administered by the FDIC, or (ii) changes in general economic, legal, regulatory or political conditions affecting financial institutions generally, including changes in interest rates.

H.        “Property” or “Properties” means all real property owned or leased by LOFC or Live Oak Bank, including to properties that Live Oak Bank has foreclosed on as well as their respective premises and all improvements and fixtures thereon.

I.        “Regulatory Agency” means (i) the SEC, (ii) any self-regulatory organization, (iii) the FRB, (iv) the FDIC, (v) the TDB, and (vi) any other federal or state governmental or regulatory agency or authority.

J.        “Subsidiary” means, when used with reference to any entity, any corporation, a majority of the outstanding voting securities of which are owned, directly or indirectly, by such entity or any partnership, joint venture or other enterprise in which such entity has, directly or indirectly, any equity interest.

Section 11.11. Specific Performance. Each of the parties hereto acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages if that any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to seek temporary and/or permanent injunction or injunctions to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which such other party may be entitled, at law or in equity.

Section 11.12. Attorneys’ Fees and Costs. If attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs incurred therein.

Section 11.13. Rules of Construction. When a reference is made in this Agreement to an Article, Section, Exhibit or Confidential Schedule, such reference shall be to an Article or Section of, or an Exhibit or Confidential Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience

65

of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender shall be deemed to include the other genders. Each use herein of the plural shall include the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors or assigns.

Section 11.14. Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties hereto and their respective heirs, successors, representatives and permitted assigns. Nothing expressed or referred to herein is intended or shall be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provision herein contained, it being the intention of the parties hereto that this Agreement, the assumption of obligations and statements of responsibilities hereunder, and all other conditions and provisions hereof are for the sole benefit of the parties to this Agreement and for the benefit of no other person. Nothing in this Agreement shall act to relieve or discharge the obligation or liability of any third party to any party to this Agreement, nor shall any provision give any third party any right of subrogation or action over or against any party to this Agreement. No party to this Agreement shall assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other party. Any assignment made or attempted in violation of this Section 11.14 shall be void and of no effect.

Section 11.15. Public Disclosure. None of IBG, Independent Bank, LOFC or Live Oak Bank will make, issue or release, or cause to be made, issued or released, any announcement, statement, press release, acknowledgment or other public disclosure of the existence, terms, conditions or status of this Agreement or the transactions contemplated hereby without the prior written consent of the other parties to this Agreement. Notwithstanding the foregoing, IBG and LOFC, upon prior notice to the other party, will be permitted to make (i) disclosure to their own officers, directors, employees and shareholders, and (ii) any public disclosures or governmental filings as legal counsel may deem necessary to maintain compliance with or to prevent violations of applicable federal or state laws or regulations or that may be necessary to obtain regulatory approval for the transactions contemplated hereby.

Section 11.16. Extension; Waiver. At any time before the Closing Date, the parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts

66

of the other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension of waiver shall be valid only if set forth in a written instrument signed on behalf of such party in the manner provided in Section 11.17, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No party to this Agreement shall by any act (except by a written instrument given pursuant to Section 11.17) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising any right, power or privilege hereunder by any party hereto shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion shall not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder.

Section 11.17. Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of this Agreement by the LOFC shareholders; but after the approval of this Agreement by the LOFC shareholders, there shall not be, without the further approval of the LOFC shareholders, any amendment of this Agreement that decreases the consideration to be paid for the LOFC Shares pursuant to Section 1.05 that materially and adversely affects the rights of the LOFC shareholders hereunder. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

[Signature Page to Follow]

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[Signature Page to Agreement and Plan of Reorganization]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

INDEPENDENT BANK GROUP, INC.

By:	/s/ David R. Brooks
David R. Brooks
Chairman of the Board and CEO

LIVE OAK FINANCIAL CORP.

By:	/s/ Carl B. Schieffer
Carl B. Schieffer
President

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EXHIBIT A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Merger Agreement”), is made effective as of                 , 2013, by and among IBGLO ACQUISITION CORPORATION, a Texas corporation (“Newco”), and LIVE OAK FINANCIAL CORP., a Texas corporation and registered bank holding company with its principal offices in Dallas, Texas (“LOFC”), and joined in by INDEPENDENT BANK GROUP, INC., a Texas corporation and registered bank holding company with its principal offices in McKinney, Texas (“IBG”).

RECITALS:

WHEREAS, LOFC and IBG are parties to that certain Agreement and Plan of Reorganization dated as of August 22, 2013 (the “Reorganization Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Reorganization Agreement;

WHEREAS, IBG desires to acquire all of the issued and outstanding common shares of LOFC, par value $5.00 per share (the “LOFC Shares”), pursuant to the terms of the Reorganization Agreement;

WHEREAS, IBG and LOFC desire to effect such acquisition by merging Newco with and into LOFC (the “Merger”) pursuant to the terms and conditions of this Merger Agreement;

WHEREAS, Newco is a corporation duly organized and existing under the laws of the State of Texas with authorized capital consisting of 1,000 common shares, par value $1.00 per share (“Newco Shares”), of which 1,000 shares are issued and outstanding as of the date of this Merger Agreement;

WHEREAS, the majority of the respective board of directors of LOFC and Newco, pursuant to the authority given by and in accordance with the provisions of the Texas Business Organizations Code, as amended (the “TBOC”), has approved this Merger Agreement and the Merger and has authorized the execution hereof; and

WHEREAS, as and when required by the provisions of this Merger Agreement, all such action as may be necessary or appropriate shall be taken by Newco and LOFC in order to consummate the Merger.

AGREEMENT:

NOW, THEREFORE, Newco and LOFC, joined by IBG, hereby agree that Newco shall be merged with and into LOFC on the following terms and conditions:

1.        Merger of Newco and LOFC.  At the Effective Time (as defined in Section 16), Newco shall be merged with and into LOFC pursuant to the provisions of Chapter 10 of the TBOC.

2.        Effects of the Merger.  The Merger shall have the effects set forth in Section 10.008 of the TBOC. After the Merger, LOFC shall continue as the corporation resulting from the Merger (the “Resulting Corporation”), and the separate corporate existence of Newco shall cease. The name of the Resulting Corporation shall be “Live Oak Financial Corp.” The existing offices and facilities of LOFC immediately preceding the Merger shall be the principal offices and facilities of the Resulting Corporation after the Merger. At the Effective Time, all rights, title and interests to all real estate and other property owned by each of Newco and LOFC shall be allocated to and vested in the Resulting Corporation without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or encumbrances thereon. At the Effective Time, all liabilities and obligations of Newco and LOFC shall be allocated to the Resulting Corporation, and the Resulting Corporation shall be the primary obligor therefor, and no other party to the Merger shall be liable therefor. At the Effective Time, a proceeding pending by or against either Newco or LOFC may be continued as if the Merger did not occur, or the Resulting Corporation may be substituted in the proceedings.

3.        Certificate of Formation and Bylaws.  As a result of the Merger, the Articles of Incorporation and Bylaws of LOFC shall continue in effect as the Articles of Incorporation and Bylaws of the Resulting Corporation until the same shall be amended and changed as provided by applicable law.

4.        Directors and Officers.  The directors and officers of Newco at the Effective Time shall be the directors and officers of the Resulting Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and Bylaws of the Resulting Corporation or as otherwise provided by applicable law.

5.        Conversion of LOFC Shares.  At the Effective Time, each LOFC Share issued and outstanding immediately before the Effective Time, shall, by virtue of the Merger, and without any action on the part of any holder thereof, be converted into the right to receive the consideration set forth in Section 1.05 of the Reorganization Agreement. At the Effective Time, each LOFC Share that is owned by LOFC (other than as a fiduciary) shall automatically be canceled and retired and all rights with respect thereto shall cease to exist, and no consideration shall be delivered in exchange therefor.

6.        Conversion of Newco Shares.  The Newco Shares outstanding at the Effective Time shall, at the Effective Time and by virtue of the Merger, be converted into a like number of common shares of the Resulting Corporation with a par value of $1.00 per share, with the effect that the number of common shares of the Resulting Corporation outstanding immediately after the Effective Time shall be equal to the aggregate number of Newco Shares outstanding immediately before the Effective Time, all of which shall continue to be owned by IBG. The authorized number of common shares of the Resulting Corporation shall be the same as the authorized number of Newco Shares immediately before the Effective Time.

7.        Rights of Former LOFC Shareholders.  Until surrendered for exchange in accordance with the Reorganization Agreement, each certificate and document theretofore representing LOFC Shares shall, from and after the Effective Time, represent for all purposes only the right to receive the applicable consideration therefor set forth in Section 1.05 of the Reorganization Agreement. No interest will be paid on such consideration.

8.        Share Transfer Books.  The share transfer books of LOFC shall be closed as of the close of business at the Effective Time, and no transfer of record of any of the LOFC Shares shall take place thereafter.

9.        Shareholder Approval.  This Merger Agreement and the Merger shall be submitted to the shareholders of LOFC at a meeting called to be held as promptly as practicable and to the sole shareholder of Newco by written consent of thereof. Upon approval by the requisite votes of the shareholders of LOFC and the approval of the sole shareholder of Newco, this Merger Agreement shall be made effective as soon as practicable thereafter in the manner provided in the Reorganization Agreement.

10.        Dissenters’ Rights.  Any shareholder of LOFC who objects to the Merger and follows the procedure for dissent as set forth in Subchapter H of Chapter 10 of the TBOC shall be entitled to the rights and benefits afforded to dissenting shareholders by such statute.

11.        Conditions to Consummation of the Merger.  The consummation of the Merger as provided herein shall be conditioned upon the satisfaction of the conditions set forth in the Reorganization Agreement, any or all of which may be waived in accordance with the terms and provisions of the Reorganization Agreement.

12.        Termination.  This Merger Agreement may be terminated and abandoned at any time before or on the Closing Date, whether before or after action thereon by the shareholders of LOFC or the sole shareholder of Newco, pursuant to the terms and provisions of the Reorganization Agreement.

13.        Effect of Termination.  In the event of the termination and abandonment of this Merger Agreement pursuant to the provisions of Section 12, the liability by reason of this Merger Agreement or the termination thereof on the part of either LOFC, IBG or the directors, officers, employees, agents or shareholders of either of them shall be determined pursuant to the terms and provisions of the Reorganization Agreement. Such terms and provisions are hereby incorporated herein by reference for all purposes.

14.        Waiver, Amendment and Modification.  Any of the terms or conditions of this Merger Agreement may be waived at any time, whether before or after action thereon by the shareholders of LOFC or the sole shareholder of Newco, by the party that is entitled to the benefits thereof. This Merger Agreement may be modified or amended at any time, whether before or after action thereon by the shareholders of LOFC or the sole shareholder of Newco, by IBG and LOFC; but in no event may any amendment hereto be made after action by the shareholders of LOFC that affects the value of the consideration to be received by the shareholders of LOFC set forth in Section 1.05 of the Reorganization Agreement or that materially and adversely affects the rights of LOFC’s shareholders hereunder without the requisite approval of such shareholders. Any waiver, modification or amendment of this Merger Agreement shall be in writing.

15.        Time and Place of the Closing and Closing Date.  Subject to the terms and conditions of this Merger Agreement, a meeting (the “Closing”) will take place in accordance with the terms of the Reorganization Agreement, at which the parties to this Merger Agreement will exchange certificates, letters and other documents in order to confirm that all of the conditions set forth in Articles VII and VIII of the Reorganization Agreement have been satisfied or waived or whether any condition exists that would permit a party to this Merger Agreement or the Reorganization Agreement to terminate this Merger Agreement. If no such condition then exists or if no party elects to exercise any right it may have to terminate this Merger Agreement, then and thereupon the appropriate parties shall execute such documents and instruments as may be necessary or appropriate in order to effect the transactions contemplated by this Merger Agreement.

16.        Effective Time.  The Merger and the other transactions contemplated by this Merger Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Texas (the “Effective Time”). The Certificate of Merger shall be filed as soon as practicable after the Closing.

17.        Multiple Counterparts; Electronic Transmission.  For the convenience of the parties hereto, this Merger Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all counterparts hereof so executed by the parties hereto, whether or not such counterpart shall bear the execution of each of the parties hereto, shall be deemed to be, and shall be construed as, one and the same Merger Agreement. A facsimile or other electronic transmission of a signed counterpart of this Merger Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.

18.        GOVERNING LAW; VENUE.  THIS MERGER AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF TEXAS APPLYING TO CONTRACTS ENTERED INTO AND TO BE PERFORMED WITHIN THE STATE OF TEXAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW. VENUE FOR DISPUTES ARISING UNDER THIS MERGER AGREEMENT SHALL BE SOLELY IN COLLIN COUNTY, TEXAS.

19.        Rules of Construction.  Descriptive headings as to the contents of particular sections are for convenience only and shall not control or affect the meaning, construction or interpretation of any provision of this Merger Agreement. All articles and sections referred to herein are articles and sections, respectively, of this Merger Agreement. Each use herein of the masculine, neuter or feminine gender shall be deemed to include the other genders. Each use herein of the plural shall include the singular and vice versa, in each case as the context requires or as it is otherwise appropriate. The word “or” is used in the inclusive sense.

20.        Binding Effect.  All of the terms and conditions of this Merger Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties hereto and their respective successors, representatives and permitted assigns. Nothing expressed or referred to herein is intended or shall be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or in respect of this Merger Agreement, or any provision herein contained, it being the intention of the parties hereto that this Merger Agreement, the assumption of obligations and statements of responsibilities hereunder, and all other conditions and provisions hereof are for the sole benefit of the parties to this Merger Agreement and for the benefit of no other person. Nothing in this Merger Agreement shall act to relieve or discharge the obligation or liability of any third party to any party to this Merger Agreement, nor shall any provision give any third party any right of subrogation or action over or against any party to this Merger Agreement. No party to this Merger Agreement shall assign this Merger Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties. Any assignment made or attempted in violation of this Section 20 shall be void and of no effect.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Merger Agreement to be executed by their duly authorized officers as of the date first above written.

LIVE OAK FINANCIAL CORP.

By:
Carl B. Schieffer
President

IBGLO ACQUISITION CORPORATION

By:
David R. Brooks
Chairman of the Board

IBG hereby joins in the foregoing Merger Agreement, and undertakes that it will be bound thereby and will do and perform all acts and things therein referred to or provided to be done by it.

IN WITNESS WHEREOF, IBG has caused this undertaking to be made in counterparts by its duly authorized officer and its corporate seal to be hereunto affixed as of the date first above written.

INDEPENDENT BANK GROUP, INC.

By:
David R. Brooks
Chairman of the Board and CEO

EXHIBIT B

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Voting Agreement”) dated August 22, 2013, is executed by and among INDEPENDENT BANK GROUP, INC., a Texas corporation and registered bank holding company with its principal offices in McKinney, Texas (“IBG”), LIVE OAK FINANCIAL CORP., a Texas corporation with its principal offices in Dallas, Texas (“LOFC”), and the shareholders of LOFC whose names are set forth on the signature page hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

RECITALS:

WHEREAS, LOFC and IBG are parties to that certain Agreement and Plan of Reorganization, dated as of August 22, 2013 (the “Reorganization Agreement”), which provides for the acquisition of LOFC by IBG through the merger of IBGLO Acquisition Corporation, a wholly owned subsidiary of IBG (“Newco”), with and into LOFC (the “Merger”). Terms with their initial letter capitalized and not otherwise defined herein shall have the meanings given them in the Reorganization Agreement;

WHEREAS, the Reorganization Agreement requires that LOFC deliver this Voting Agreement to IBG; and

WHEREAS, LOFC and IBG are relying on this Voting Agreement in incurring expenses in reviewing the business of LOFC, in preparing the Registration Statement and related Proxy Statement for the meeting of shareholders of LOFC, in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger.

AGREEMENT:

NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, LOFC, IBG and the Shareholders undertake, promise, covenant and agree with each other as follows:

1.        As of the date hereof, the Shareholders own the common shares of LOFC (“LOFC Shares”), set forth beside their respective names on Schedule 1 attached hereto (with respect to each Shareholder, all such LOFC Shares and any LOFC Shares hereafter acquired by such Shareholder before the termination of this Voting Agreement, collectively, such Shareholder’s “Shares”).

2.        Each Shareholder represents that he, she or it has the full legal capacity and authority to execute, deliver and perform this Voting Agreement, including the exclusive right to vote such Shareholder’s Shares. Each Shareholder hereby agrees to vote at the shareholders’ meeting of LOFC called to consider and act upon the Merger (the “Meeting”) such Shareholder’s Shares in favor of approval of the Reorganization Agreement, the Merger, and all of the agreements and transactions contemplated by the Reorganization Agreement.

3.        If LOFC conducts a meeting of, solicits written consents from or otherwise seeks a vote of its shareholders with respect to any Acquisition Proposal (as that term is defined in the Reorganization Agreement) or any other matter which may contradict any provision of this Voting Agreement or may prevent IBG or LOFC from consummating the Merger, then each Shareholder shall vote such Shareholder’s Shares in the manner most favorable to consummation of the Merger and the transactions contemplated by the Reorganization Agreement.

Notwithstanding, the foregoing sentence, the Shareholders may vote in favor of a Superior Proposal (as that term is defined in the Reorganization Agreement).

4.        Each Shareholder hereby covenants and agrees that, until this Voting Agreement is terminated in accordance with its terms, each Shareholder will not, and will not agree to, directly or indirectly, without the prior written consent of IBG, (i) sell, assign, transfer or dispose of any of such Shareholder’s Shares, (ii) hypothecate such Shareholder’s Shares under terms that would prevent the voting thereof, (iii) deposit such Shareholder’s Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shareholder’s Shares or grant any proxy with respect thereto except as herein provided, or (iv) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer or other disposition of any of such Shareholder’s Shares, in connection with a transaction pursuant to which 25% or more of the voting power of LOFC Shares is, or control of LOFC otherwise is, transferred to a person or entity other than a party to this Voting Agreement.

Notwithstanding any of the foregoing, any Shareholder may (i) make such gifts of such Shareholder’s Shares as such Shareholder may choose to make, (ii) transfer such Shares to trusts or other entities controlled by the Shareholder or for estate planning purposes, so long as the recipient of such Shareholder’s Shares executes and delivers an amendment to this Voting Agreement whereby such recipient becomes bound by the terms of this Voting Agreement.

5.        This Voting Agreement shall continue in effect until the earlier to occur of (i) the termination of the Reorganization Agreement, as it may be amended or extended from time to time, or (ii) the consummation of the transactions contemplated by the Reorganization Agreement.

6.        If that a Shareholder transfers a certificate representing any of such Shareholder’s Shares before the Meeting, LOFC shall require such certificate to bear the following endorsement, noted conspicuously thereon:

“The shares represented by this certificate are subject to the terms of a Voting Agreement dated August 22, 2013, a copy of which is on file in the principal office of Live Oak Financial Corp.”

7.        This Voting Agreement may not be modified, amended, altered or supplemented with respect to a particular Shareholder except upon the execution and delivery of a written agreement executed by LOFC, IBG and such Shareholder.

8.        This Voting Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. An electronic or facsimile transmission of a signed counterpart of this Voting Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.

9.        This Voting Agreement, together with the Reorganization Agreement and the agreements contemplated thereby, embody the entire agreement and understanding of the parties hereto in respect to the subject matter contained herein. This Voting Agreement supersedes all prior agreements and understandings among the parties with respect to such subject matter contained herein.

10.        All notices, requests, demands and other communications required or permitted hereby shall be in writing and shall be deemed to have been duly given if delivered by hand or mail, certified or registered mail (return receipt requested) with postage prepaid to the addresses of the parties hereto set forth on below their signature on the signature pages hereof or to such other address as any party may have furnished to the others in writing in accordance herewith.

11.        THIS VOTING AGREEMENT AND THE RELATIONS AMONG THE PARTIES HERETO ARISING FROM THIS VOTING AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS. VENUE FOR DISPUTES ARISING UNDER THIS AGREEMENT SHALL BE SOLELY IN COLLIN COUNTY, TEXAS.

[Signature Page to Follow]

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date above written.

LIVE OAK FINANCIAL CORP.

By:
Carl B. Schieffer
President

INDEPENDENT BANK GROUP, INC.

By:
David R. Brooks
Chairman of the Board and CEO

[Signature Page to Voting Agreement]

SHAREHOLDER (Individual)

Signature

Printed Name

SHAREHOLDER (Entity)

Entity Name

By:

Name:

Title:

SCHEDULE 1

VOTING AGREEMENT SHAREHOLDERS

Name of Shareholder	Number of Shares of LOFC Shares

Harlan Bilton & Carol Bilton JTTEN	26,508
Willis I. Cottel, Trustee of the Willis I. Cottel Living Trust	65,896
M. Sue Dorsey	21,112
Danny & Dawn Oberst	29,508
Rodney J. Rohrich, M.D.	25,896
Carl B. & Linda M. Schieffer	27,007

TOTAL NO. OF SHARES:	195,927

TOTAL VOTING POWER:	32.71%

EXHIBIT C

RELEASE

(Director)

THIS RELEASE (the “Release”), effective as of                     , 2013, is made by                              (the “Director”), a director of Live Oak Financial Corp. (“LOFC”) and Live Oak State Bank (“Live Oak Bank”), Dallas, Texas, in favor of LOFC and Live Oak Bank.

RECITALS:

WHEREAS, pursuant to that certain Agreement and Plan of Reorganization (the “Agreement”), dated as of August 22, 2013, by and between Independent Bank Group, Inc. (“IBG”) and LOFC, it is a condition to the consummation of the transactions contemplated by the Agreement that the Director shall have executed and delivered to IBG an instrument releasing LOFC and Live Oak Bank from any and all claims of such Director (except for certain matters described herein);

WHEREAS, the purpose of this Release is to serve as the instrument referred to in Section 5.17 and Section 8.11 of the Agreement; and

WHEREAS, the Director desires to enter into this Release in consideration of the matters set forth herein.

AGREEMENT:

NOW, THEREFORE, for and in consideration of $1.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby expressly acknowledged, the Director agrees as follows:

Attached hereto is a list of all loans outstanding from Live Oak Bank to the Director. The Director acknowledges that as of the date hereof there are no existing claims or defenses, personal or otherwise, or rights of set off whatsoever against LOFC or Live Oak Bank, except as a result of the Director’s capacity as a depositor with Live Oak Bank or pursuant to other written contractual obligations of Live Oak Bank to the Director. Effective as of the effective time of the acquisition of LOFC and Live Oak Bank by IBG pursuant to the Agreement, the Director for himself and on behalf of his heirs and assigns (the “Director Releasing Parties”) releases, acquits and forever discharges LOFC and Live Oak Bank and its predecessors, successors, assigns, officers, directors, employees, agents and servants, and all persons, natural or corporate, in privity with them or any of them, from any and all claims or causes of action of any kind whatsoever, at common law, statutory or otherwise, which the Director Releasing Parties, or any of them, has now, known or unknown, now existing or that may hereafter arise in respect of any and all agreements and obligations incurred on or before the date hereof, or in respect of any event occurring or circumstances existing on or before the date hereof; but LOFC and Live Oak Bank shall not be released from any obligations or

C-1

liabilities to the Director (i) pursuant to the provisions of the articles of incorporation or association and bylaws of LOFC or Live Oak Bank regarding the indemnification of directors, and (ii) in connection with any written contractual obligations of Live Oak Bank to the Director existing on the date of this Release.

It is expressly understood and agreed that the terms hereof are contractual and not merely recitals, and that the agreements herein contained and the consideration herein transferred is to compromise doubtful and disputed claims, and that no releases made or other consideration given hereby or in connection herewith shall be construed as an admission of liability, all liability being expressly denied by LOFC and Live Oak Bank. The Director hereby represents and warrants that the consideration hereby acknowledged for entering into this Release and the transactions contemplated hereby is greater than the value of all claims, demands, actions and causes of action herein relinquished, released, renounced, abandoned, acquitted, waived and/or discharged, and that this Release is in full settlement, satisfaction and discharge of any and all such claims, demands, actions, and causes of action that the Director may have or be entitled to against LOFC and Live Oak Bank and its predecessors, assigns, legal representatives, officers, directors, employees, attorneys and agents other than obligations or liabilities to the Director (i) pursuant to the provisions of the articles of incorporation or association and bylaws of LOFC and Live Oak Bank regarding the indemnification of directors, and (ii) in connection with any written contractual obligations of Live Oak Bank to the Director existing on the date of this Release.

The Director represents and warrants that he has full power and authority to enter into, execute and deliver this Release, all proceedings required to be taken to authorize the execution, delivery and performance of this Release and the agreements and undertakings relating hereto and the transactions contemplated hereby have been validly and properly taken and this Release constitutes a valid and binding obligation of the Director in the capacity in which executed. The Director further represents and warrants that he has entered into this Release freely of his own accord and without reliance on any representations of any kind or character not set forth herein. The Director enters into this release upon the advice of and in concurrence with his own legal counsel.

This Release shall be governed by, and construed in accordance with, the laws of the State of Texas, without regard to the laws that might otherwise govern under applicable principles of conflicts of law. If any provision of this Release or the application thereof to any person or circumstance shall be determined to be invalid or unenforceable to any extent, such provision shall be deemed severable, the remainder of this Release and the application of all other provisions shall not be affected thereby and shall be enforced to the greatest extent permitted by law. This Release is executed as of the date first above written. As used herein, the singular includes the plural, the masculine includes the feminine and neuter, and vice versa.

[Signature Page to Follow]

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[Signature Page to Release]

DIRECTOR:

Name:

STATE OF TEXAS	§
§
COUNTY OF	§

This instrument was acknowledged before me on                     , 2013, by                             , individually.

Notary Public in and for the State of Texas

My Commission Expires:

C-3

RELEASE

(Officer)

THIS RELEASE (the “Release”), effective as of                     , 2013, is made by                              (the “Officer”), an officer of Live Oak Financial Corp. (“LOFC”) or Live Oak State Bank (“Live Oak Bank”), Dallas, Texas, in favor of LOFC and Live Oak Bank.

RECITALS:

WHEREAS, pursuant to that certain Agreement and Plan of Reorganization (the “Agreement”), dated as of August 22, 2013, by and between Independent Bank Group, Inc. (“IBG”) and LOFC, it is a condition to the consummation of the transactions contemplated by the Agreement that the Officer shall have executed and delivered to IBG an instrument releasing LOFC and Live Oak Bank from any and all claims of such Officer (except for certain matters described herein);

WHEREAS, the purpose of this Release is to serve as the instrument referred to in Section 5.17 and Section 8.11 of the Agreement; and

WHEREAS, the Officer desires to enter into this Release in consideration of the matters set forth herein.

AGREEMENT:

NOW, THEREFORE, for and in consideration of $1.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby expressly acknowledged, the Officer agrees as follows:

Attached hereto is a list of all loans outstanding from Live Oak Bank to the Officer. The Officer acknowledges that as of the date hereof there are no existing claims or defenses, personal or otherwise, or rights of set off whatsoever against LOFC or Live Oak Bank, except (i) as a result of the Officer’s capacity as a depositor with Live Oak Bank or pursuant to other written contractual obligations of Live Oak Bank to the Officer; (ii) for salary or bonus due to such Officer from Live Oak Bank in the ordinary course of business; or (iii) in connection with medical claims not yet filed. Effective as of the effective time of the acquisition of LOFC and Live Oak Bank by IBG pursuant to the Agreement, the Officer for himself and on behalf of his heirs and assigns (the “Officer Releasing Parties”) releases, acquits and forever discharges LOFC, Live Oak Bank and their respective predecessors, successors, assigns, officers, directors, employees, agents and servants, and all persons, natural or corporate, in privity with them or any of them, from any and all claims or causes of action of any kind whatsoever, at common law, statutory or otherwise, which the Officer Releasing Parties, or any of them, has now, known or unknown, now existing or that may hereafter arise in respect of any and all agreements and obligations incurred on or before the date hereof, or in respect of any event occurring or circumstances existing on or before the date hereof; but LOFC and Live Oak Bank shall not be released from any obligations or liabilities to the Officer (i) in

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connection with any written contractual obligations of Live Oak Bank to the Officer existing on the date of this Release; (ii) accrued compensation and benefits; (iii) in connection with medical claims not yet filed; and (iv) pursuant to the provisions of the articles of incorporation or association and bylaws of LOFC or Live Oak Bank regarding the indemnification of officers.

It is expressly understood and agreed that the terms hereof are contractual and not merely recitals, and that the agreements herein contained and the consideration herein transferred is to compromise doubtful and disputed claims, and that no releases made or other consideration given hereby or in connection herewith shall be construed as an admission of liability, all liability being expressly denied by LOFC and Live Oak Bank. The Officer hereby represents and warrants that the consideration hereby acknowledged for entering into this Release and the transactions contemplated hereby is greater than the value of all claims, demands, actions and causes of action herein relinquished, released, renounced, abandoned, acquitted, waived and/or discharged, and that this Release is in full settlement, satisfaction and discharge of any and all such claims, demands, actions, and causes of action that the Officer may have or be entitled to against LOFC and Live Oak Bank and their respective predecessors, assigns, legal representatives, officers, directors, employees, attorneys and agents other than obligations or liabilities to the Officer (i) in connection with any written contractual obligations of Live Oak Bank to the Officer existing on the date of this Release; (ii) any accrued compensation and benefits; (iii) in connection with medical claims not yet filed; and (iv) pursuant to the provisions of the articles of incorporation or association and bylaws of LOFC and Live Oak Bank regarding the indemnification of officers.

The Officer represents and warrants that he has full power and authority to enter into, execute and deliver this Release, all proceedings required to be taken to authorize the execution, delivery and performance of this Release and the agreements and undertakings relating hereto and the transactions contemplated hereby have been validly and properly taken and this Release constitutes a valid and binding obligation of the Officer in the capacity in which executed. The Officer further represents and warrants that he has entered into this Release freely of his own accord and without reliance on any representations of any kind or character not set forth herein. The Officer enters into this release upon the advice of and in concurrence with his own legal counsel.

This Release shall be governed by, and construed in accordance with, the laws of the State of Texas, without regard to the laws that might otherwise govern under applicable principles of conflicts of law. If any provision of this Release or the application thereof to any person or circumstance shall be determined to be invalid or unenforceable to any extent, such provision shall be deemed severable, the remainder of this Release and the application of all other provisions shall not be affected thereby and shall be enforced to the greatest extent permitted by law. This Release is executed as of the date first above written. As used herein, the singular includes the plural, the masculine includes the feminine and neuter, and vice versa.

[Signature Page to Follow]

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[Signature Page to Release]

OFFICER:

Name:

STATE OF TEXAS	§
§
COUNTY OF	§

This instrument was acknowledged before me on                 , 2013, by                     , individually.

Notary Public in and for the State of Texas

My Commission Expires:

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EXHIBIT D

DIRECTOR

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (the “Support Agreement”) is made and entered into as of the          day of                     , 2013, by and between Independent Bank Group, a Texas corporation (“IBG”) and                          (the “Director”).

RECITALS:

WHEREAS, IBG and Live Oak Financial Corp. (“LOFC”), have entered into that certain Agreement and Plan of Reorganization, dated as of August 22, 2013 (the “Reorganization Agreement”), which provides for the acquisition of Live Oak State Bank, a wholly owned subsidiary of LOFC (“Live Oak Bank”), by IBG through the merger of Live Oak Bank with and into Independent Bank, IBG’s wholly owned subsidiary. Terms with their initial letter capitalized and not otherwise defined herein shall have the meanings given them in the Reorganization Agreement;

WHEREAS, the Director is a director of LOFC and Live Oak Bank;

WHEREAS, in connection with consummation of the transactions contemplated by the Reorganization Agreement, IBG and the Director have agreed to enter into this Support Agreement.

AGREEMENT:

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and intending to be legally bound hereby, IBG and the Director agree as follows:

Support. The Director agrees to use reasonable efforts to refrain from harming Live Oak Bank’s goodwill and their customer and client relationships.

Covenants.

For and in consideration of consummation of the transactions contemplated by the Reorganization Agreement, the Director agrees that for a period of two years after the Closing Date (as defined in the Reorganization Agreement), the Director will not, without the prior written consent of IBG, directly or indirectly, (i) solicit banking business of any current customers of Live Oak Bank; (ii) acquire more than 2% of, charter, operate or own control of, any financial services company or institution that provides banking services similar to those provided by Live Oak Bank; (iii) serve as an officer, director, employee, agent or consultant to any financial services company or institution that provides banking services similar to those provided by Live Oak Bank, or (iv) establish or operate a branch or other office of a financial services company or institution that provides banking services similar to those provided by

Live Oak Bank, in each case set forth in clauses (ii), (iii) and (iv), that has its main office, a branch office, or other office in Collin, Dallas, Denton or Tarrant Counties, Texas.

Notwithstanding the provisions of this Section 2(a), the Director shall not be prohibited from (i) serving as an officer, director, employee, agent or consultant of the financial services company or institution set forth on Confidential Schedule 1 attached hereto (an “Excepted Company”), or (ii) establishing or operating a branch or other office of an Excepted Company; but the Director shall be subject to the prohibitions in Section 2(a)(i) even in his role with an Excepted Company.

The Director agrees that (i) this Support Agreement is entered into in connection with the sale to IBG of the goodwill of the business of LOFC and Live Oak Bank, (ii) is ancillary to the Agreement and Plan of Reorganization, (iii) the Director is receiving valuable consideration in the Reorganization Agreement for this Support Agreement, and (iv) the limitations as to time, geographical area, and scope of activity to be restrained by this Support Agreement are reasonable and acceptable, and do not impose any greater restraint than is reasonably necessary to protect the goodwill and other business interests that IBG is acquiring from LOFC and Live Oak Bank.

This Support Agreement creates a narrowly tailored advance approval requirement in order to avoid unfair competition and irreparable harm to IBG and Independent Bank, the successor to Live Oak Bank, and is not intended or to be construed as a general restraint from engaging in a lawful profession or a general covenant against competition. Nothing herein will prohibit (i) ownership of less than 2% of the publicly traded capital stock of a corporation so long as this is not a controlling interest, or (ii) ownership of mutual fund investments. The Director may not avoid the purpose and intent of this paragraph by engaging in conduct within the geographically limited area from a remote location through means such as telecommunications, written correspondence, computer generated or assisted communications, or other similar methods. The Director agrees that if, at some later date, a court of competent jurisdiction determines that the non-solicitation agreement set forth in this Support Agreement does not meet the criteria set forth by applicable law, this Support Agreement may be reformed by the court and enforced to the maximum extent permitted under applicable law.

Confidentiality, Non-Solicitation of Employees. The Director agrees that he is familiar with Live Oak Bank’s confidential business information and trade secrets, including without limitation, customer lists and information, account lists, and other business plans and information, and salary, pay scale, capabilities, experiences, skill and desires of Live Oak Bank’s employees (the “Confidential Information”). The Confidential Information does not include any information that (i) is generally available to and known by the public, (ii) was available on a non-confidential basis from a source other than Live Oak Bank, or (iii) was independently acquired or developed without violating any laws or obligations under this Support Agreement. The Director agrees to maintain the confidentiality of the Confidential Information and not use such Confidential Information for any purpose. The Director further covenants and agrees that, for a period of two years after the Closing Date (as defined in the

Reorganization Agreement), he shall not recruit, directly or indirectly, any employees of Independent Bank, as the successor to Live Oak Bank, nor shall he contact or communicate with any employees of Independent Bank for the purpose of inducing employees to terminate their employment with Independent Bank. Notwithstanding the foregoing, the Director shall not be prohibited from hiring any employee who (i) is terminated by Independent Bank or who has voluntarily resigned from employment without direct or indirect solicitation by the Director, (ii) responds to any general advertisement appearing in a newspaper, magazine or trade publication, or (iii) is a referral made by a placement agency or service so long as such placement agency or service has not been instructed by Director to solicit from Independent Bank such employee.

Termination. This Support Agreement shall terminate after the end of the period set forth in Section 2 above.

Effective Time. This Support Agreement shall become effective on the Closing Date (as defined in the Reorganization Agreement). If the Reorganization Agreement is terminated in accordance with its terms, this Support Agreement shall not become effective and shall be of no further force and effect.

Injunctive Relief. If that IBG and/or the Director violate any of the provisions set forth in this Support Agreement, IBG and the Director acknowledge that IBG and Independent Bank would suffer immediate and irreparable harm and would not have an adequate remedy at law for money damages if that any of the covenants contained herein were not performed in accordance with their terms or otherwise were materially breached. Accordingly, IBG and the Director agree that, without the necessity of proving actual damages or posting bond or other security, IBG and Independent Bank shall be entitled to temporary or permanent injunction or injunctions to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which IBG and Independent Bank may be entitled, at law or in equity. In such a situation, the parties agree that IBG and Independent Bank may pursue any remedy available, including declaratory relief, concurrently or consecutively in any order as to any breach, violation, or threatened breach or violation of this Support Agreement, and the pursuit of any particular remedy or remedies shall not be deemed an election of remedies or waiver of the right to pursue any other remedy.

Assignability. Neither this Support Agreement nor any of the rights, interests or obligations under this Support Agreement may be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Support Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

GOVERNING LAW. THIS SUPPORT AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, INTERPRETATION AND PERFORMANCE OF THIS SUPPORT AGREEMENT SHALL BE GOVERNED BY, THE LAWS OF THE

STATE OF TEXAS, WITHOUT GIVING EFFECT TO PROVISION THEREOF REGARDING CONFLICT OF LAWS. THE PARTIES IRREVOCABLY AGREE THAT VENUE FOR SUCH DISPUTE SHALL LIE EXCLUSIVELY IN ANY COURT OF COMPETENT JURISDICTION IN COLLIN COUNTY, TEXAS.

Severability. If any term or other provision of this Support Agreement is held to be illegal, invalid or unenforceable by any rule of law or public policy, (a) such term or provision shall be fully severable and this Support Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Support Agreement shall remain in full force and effect and shall not be affected by such illegal, invalid or unenforceable provision or by its severance from this Support Agreement; and (c) there shall be added automatically as a part of this Support Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable. If any provision of this Support Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

Notice. All notices, requests, consents and other communications to be given or delivered hereunder shall be given in accordance with, and the effectiveness of such communications shall be determined under, the provisions of Section 11.07 of the Reorganization Agreement and shall be delivered at the respective addresses of the parties set forth on the signature page hereto.

No Delay, Waiver, Etc. No delay on the part of the parties hereto in exercising any power or right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any power or right hereunder preclude other or further exercise thereof or the exercise of any other power or right.

Modification. No amendment hereof shall be effective unless contained in a written instrument signed by the parties hereto.

Headings. The descriptive headings of the several sections of this Support Agreement are inserted for convenience of reference only and do not constitute a part of this Support Agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF, the undersigned have executed this Support Agreement as of the date first above written.

INDEPENDENT BANK GROUP, INC.

By:
David R. Brooks Chairman of the Board and CEO

Address:	Independent Bank Group, Inc. 1600 Redbud Blvd., Suite 400 McKinney, Texas 75069 Attn: Mr. David Brooks

DIRECTOR:

Name:

Address:

(End of Appendix A)

APPENDIX B—OPINION OF SHESHUNOFF & CO. INVESTMENT BANKING, L.P.

August 21, 2013

Board of Directors

Live Oak Financial Corp.

3206 Live Oak Street

Dallas, Texas 75204

Members of the Board:

You have requested Sheshunoff & Co. Investment Banking (“Sheshunoff”) to render its opinion as to the fairness, from a financial point of view, to the shareholders of Live Oak Financial Corp. (“LOFC”), a bank holding company organized as a Texas corporation, of the consideration to be paid to the LOFC shareholders in the proposed merger of LOFC with and into Independent Bank Group, Inc., a Texas corporation (“IBG”) (the “Merger”). LOFC’s subsidiary, Live Oak State Bank, will be merged into IBG’s wholly owned subsidiary, Independent Bank, at the completion of the Merger.

Pursuant to an Agreement and Plan of Merger dated on or about August 21, 2013 (the “Agreement”), IBG has agreed to exchange approximately $10 million of cash and $10 million of common stock for all of the outstanding shares of common stock of LOFC for total merger consideration of approximately $20 million. The initial exchange ratio for the stock consideration will be determined by dividing $16.70 by the twenty-day volume-weighted average trading price ending two days prior to the signing date of the Agreement (the “Initial Trading Price”). The exchange ratio may be adjusted if the twenty-day volume-weighted average trading price ending three trading days prior to the closing date as defined in the Agreement (“Closing Trading Price”) is more than 10 percent above or 10 percent below the Initial Trading Price. The Agreement also stipulates that the Closing Trading Price be at least 80% of the Initial Trading Price as a condition of closing. The value and the composition of the total merger consideration may be adjusted pursuant to the terms of the Agreement.

Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for tax, financial reporting, corporate and other purposes. Sheshunoff is experienced in these activities and has performed assignments similar in nature to that requested by LOFC.

In connection with its opinion, Sheshunoff, among other things:

1.        Reviewed the latest draft of the Agreement dated August 16, 2013;

2.        Discussed the terms of the Agreement with the management of LOFC and LOFC’s legal counsel;

3.        Conducted conversations with management of LOFC regarding recent and projected financial performance of LOFC;

4.        Evaluated the financial condition of LOFC based upon a review of regulatory reports for the five-year period ended December 31, 2012 and interim period through June 30, 2013, and internally prepared financial reports for the interim period through July 31, 2013;

5.        Compared LOFC’s recent operating results with those of certain other banks in the United States that have recently been acquired;

6.        Compared the pricing multiples for LOFC in the Merger to recent acquisitions of banks in the United States and the state of Texas with similar characteristics to LOFC;

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7.        Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by LOFC through the year 2017;

8.        Reviewed the potential pro forma impact of the Merger on the combined company’s results and certain financial performance measures of IBG and LOFC;

9.        Compared IBG’s recent operating results and pricing multiples with those of certain other publicly traded banks in the United States that Sheshunoff deemed relevant;

10.      Compared the historical stock price data and trading volume of IBG to certain relevant indices;

11.      Reviewed available analysts’ reports concerning IBG; and

12.      Performed such other analyses deemed appropriate.

For the purposes of this opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by LOFC for the purposes of this opinion. Sheshunoff assumed that any projections provided or approved by LOFC were reasonably prepared on a basis reflecting the best currently available estimates and judgments of LOFC’s management. Sheshunoff has assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. Sheshunoff assumes no responsibility for and expresses no opinion on any such projections or the assumptions on which they are based. In addition, where appropriate, Sheshunoff relied upon publicly available information that is believed to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of LOFC or IBG nor was Sheshunoff furnished with any such appraisals. Sheshunoff assumed that any off-balance sheet activities of LOFC or IBG will not materially and adversely impact the future financial position or results of operations of IBG after the Merger. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for LOFC and IBG are, respectively, adequate to cover such losses. In addition, we have not reviewed any individual credit files or made an independent evaluation, appraisal or physical inspection of the assets or individual properties of LOFC or IBG nor has Sheshunoff been furnished with any such evaluations or appraisals. Sheshunoff did not perform an onsite review of LOFC or IBG in the preparation of this opinion.

Sheshunoff assumed that the latest draft of the Agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set forth in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on LOFC or IBG and thereby on the results of our analyses. Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of IBG after the completion of the Merger.

Sheshunoff’s opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to us as of the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion and the resulting conclusion, and we assume no responsibility for advising any person of any change in any matter affecting this opinion. Sheshunoff assumed that there are no material changes in the assets, financial condition, results of operations, regulatory standing, business or prospects of LOFC since the date of the last financial statement reviewed by us. LOFC’s management has advised us that they know of no additional information that would have a material effect on this opinion. This opinion does not address any legal, regulatory, tax or accounting matters, as to which LOFC has informed us that they have received such advice as they deem necessary from qualified professionals.

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Sheshunoff expresses no opinion on the underlying decision by LOFC to engage in the Merger or the relative merits of the Merger as compared to the other transactions or business strategies that might be available to LOFC. This opinion is not an appraisal or opinion of value but is limited to the fairness of the Merger, from a financial point of view, to the LOFC shareholders. We do not express any view, nor does this opinion, on any other term or aspect of the Merger, including, without limitation, (i) the fairness of the Merger to any class of securities, creditors or constituencies of LOFC or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, or employees of LOFC resulting directly or indirectly from the completion of the transactions as contemplated in the Merger.

This letter and the opinion expressed herein do not constitute a recommendation to any shareholder as to any approval of the Merger. Sheshunoff is an independent contractor for the purposes of this engagement and owes its duty solely to LOFC and not to any third party, including, without limitation, any individual board members or shareholders. Sheshunoff specifically disclaims any liability or fiduciary duties to LOFC’s shareholders or any third parties. It is understood that this letter, and the opinion expressed herein, is for the information of the Board of Directors of LOFC and may not be used for any other purpose without Sheshunoff’s prior written consent, except as may be required by law or by a court of competent jurisdiction and except that this opinion may be included in any filing with respect to the Merger with the Securities and Exchange Commission or proxy statement or similar communication to LOFC’s stockholders provided that this opinion is included in its entirety.

Sheshunoff’s fairness opinion is solely for the information of the Board of Directors of LOFC in the discharge of its fiduciary obligations and not for any other third party, including, without limitation, individual board members or LOFC’s shareholders. LOFC retained Sheshunoff based upon Sheshunoff’s reputation in bank valuations, mergers and acquisitions, and familiarity with the banking business. LOFC placed no limit on the scope of our analyses. In addition, LOFC agreed to reimburse Sheshunoff’s expenses and to indemnify Sheshunoff and its officers, employees and affiliates for certain liabilities that may arise out of this engagement.

Sheshunoff will receive a fee for rendering its opinion that is not contingent upon the completion of the Merger and additional fees that are contingent upon consummation of the Merger. Neither Sheshunoff nor our affiliates have provided other services to LOFC for which they received compensation during the last two years. This opinion and the analyses supporting it were approved by a fairness committee of Sheshunoff.

Based on the foregoing and such other matters Sheshunoff deemed relevant, it is our opinion, as of the date hereof, that the consideration to be received pursuant to the Merger is fair to the LOFC shareholders, from a financial point of view.

Very truly yours,

SHESHUNOFF & CO.

INVESTMENT BANKING, L.P.

(End of Appendix B)

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APPENDIX C—RIGHTS OF DISSENTING OWNERS: CHAPTER 10, SUBCHAPTER H OF THE TEXAS BUSINESS ORGANIZATIONS CODE

CHAPTER 10. MERGERS, INTEREST EXCHANGES, CONVERSIONS, AND SALES OF ASSETS

SUBCHAPTER H. RIGHTS OF DISSENTING OWNERS

§ 10.351. APPLICABILITY OF SUBCHAPTER.

(a)         This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.

(b)         This subchapter applies only to a “domestic entity subject to dissenters’ rights,” as defined in Section 1.002. That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust. Except as provided in Subsection (c), that term does not include a partnership or limited liability company.

(c)         The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter, subject to any modification to those rights as provided by the entity’s governing documents.

§ 10.352. DEFINITIONS.

In this subchapter:

(1)         “Dissenting owner” means an owner of an ownership interest in a domestic entity subject to dissenters’ rights who:

(A)         provides notice under Section 10.356; and

(B)         complies with the requirements for perfecting that owner’s right to dissent under this subchapter.

(2)         “Responsible organization” means:

(A)         the organization responsible for:

(i)         the provision of notices under this subchapter; and

(ii)         the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;

(B)         with respect to a merger or conversion:

(i)         for matters occurring before the merger or conversion, the organization that is merging or converting; and

(ii)         for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner’s ownership interest in the merger or conversion;

(C)         with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange; and

(D)         with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner.

§ 10.353. FORM AND VALIDITY OF NOTICE.

(a)         Notice required under this subchapter:

(1)         must be in writing; and

(2)         may be mailed, hand-delivered, or delivered by courier or electronic transmission.

(b)         Failure to provide notice as required by this subchapter does not invalidate any action taken.

§ 10.354. RIGHTS OF DISSENT AND APPRAISAL.

(a)         Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters’ rights is entitled to:

(1)         dissent from:

(A)         a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;

(B)         a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;

(C)         a plan of exchange in which the ownership interest of the owner is to be acquired;

(D)         a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion; or

(E)         a merger effected under Section 10.006 in which:

(i)         the owner is entitled to vote on the merger; or

(ii)         the ownership interest of the owner is converted or exchanged; and

(2)         Subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.

(b)         Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or non-code organization, or from a plan of exchange, if:

(1)         the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate:

(A)         listed on a national securities exchange; or

(B)         held of record by at least 2,000 owners;

(2)         the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and

(3)         the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration other than:

(A)         ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or non-code organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

(i)         listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or

(ii)         held of record by at least 2,000 owners;

(B)         cash instead of fractional ownership interests the owner would otherwise be entitled to receive; or

(C)         any combination of the ownership interests and cash described by Paragraphs (A) and (B).

(c)         Subsection (b) shall not apply to a domestic entity that is a subsidiary with respect to a merger under Section 10.006.

§ 10.355. NOTICE OF RIGHT OF DISSENT AND APPRAISAL.

(a)         A domestic entity subject to dissenters’ rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 shall notify each affected owner of the owner’s rights under that section if:

(1)         the action or proposed action is submitted to a vote of the owners at a meeting; or

(2)         approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.

(b)         If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters’ rights, the responsible organization shall notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.

(c)         A notice required to be provided under Subsection (a) or (b) must:

(1)         be accompanied by a copy of this subchapter; and

(2)         advise the owner of the location of the responsible organization’s principal executive offices to which a notice required under Section 10.356(b)(1) or (3) may be provided.

(d)         In addition to the requirements prescribed by Subsection (c), a notice required to be provided under Subsection (a)(1) must accompany the notice of the meeting to consider the action, and a notice required under Subsection (a)(2) must be provided to:

(1)         each owner who consents in writing to the action before the owner delivers the written consent; and

(2)         each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect.

(e)         Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization shall give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(1).

§ 10.356. PROCEDURE FOR DISSENT BY OWNERS AS TO ACTIONS; PERFECTION OF RIGHT OF DISSENT AND APPRAISAL.

(a)         An owner of an ownership interest of a domestic entity subject to dissenters’ rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter. An owner’s right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.

(b)         To perfect the owner’s rights of dissent and appraisal under Section 10.354, an owner:

(1) if the proposed action is to be submitted to a vote of the owners at a meeting, must give to the domestic entity a written notice of objection to the action that:

(A)         is addressed to the entity’s president and secretary;

(B)         states that the owner’s right to dissent will be exercised if the action takes effect;

(C)         provides an address to which notice of effectiveness of the action should be delivered or mailed; and

(D)         is delivered to the entity’s principal executive offices before the meeting;

(2) with respect to the ownership interest for which the rights of dissent and appraisal are sought:

(A)         must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and

(B)         may not consent to the action if the action is approved by written consent; and

(3)         must give to the responsible organization a demand in writing that:

(A)         is addressed to the president and secretary of the responsible organization;

(B)         demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;

(C)         provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;

(D)         states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and

(E)         is delivered to the responsible organization at its principal executive offices at the following time:

(i)         not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(e) that the action has taken effect, if the action was approved by a vote of the owners at a meeting;

(ii)         not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(d)(2) that the action has taken effect, if the action was approved by the written consent of the owners; or

(iii)         not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006.

(c)         An owner who does not make a demand within the period required by Subsection (b)(3)(E) or, if Subsection (b)(1) is applicable, does not give the notice of objection before the meeting of the owners is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.

(d)         Not later than the 20th day after the date an owner makes a demand under Subsection (b)(3), the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section. An owner’s failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner’s rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.

(e)         If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner’s right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.

§ 10.357. WITHDRAWAL OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

(a)         An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:

(1)         payment for the ownership interest has been made under Sections 10.358 and 10.361; or

(2)         a petition has been filed under Section 10.361.

(b)         Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).

§ 10.358. RESPONSE BY ORGANIZATION TO NOTICE OF DISSENT AND DEMAND FOR FAIR VALUE BY DISSENTING OWNER.

(a)         Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356(b)(3), the responsible organization shall respond to the dissenting owner in writing by:

(1)         accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or

(2)         rejecting the demand and including in the response the requirements prescribed by Subsection (c).

(b)         If the responsible organization accepts the amount claimed in the demand, the responsible organization shall pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:

(1)         endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2)         signed assignments of the ownership interests if the ownership interests are uncertificated.

(c)         If the responsible organization rejects the amount claimed in the demand, the responsible organization shall provide to the owner:

(1)         an estimate by the responsible organization of the fair value of the ownership interests; and

(2)         an offer to pay the amount of the estimate provided under Subdivision (1).

(d)         If the dissenting owner decides to accept the offer made by the responsible organization under Subsection (c)(2), the owner must provide to the responsible organization notice of the acceptance of the offer not later than the 90th day after the date the action that is the subject of the demand took effect

(e)         If, not later than the 90th day after the date the action that is the subject of the demand took effect, a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization shall pay the agreed amount not later than the 120th day after the date the action that is the subject of the demand took effect, if the dissenting owner delivers to the responsible organization:

(1)         endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2)         signed assignments of the ownership interests if the ownership interests are uncertificated.

§ 10.359. RECORD OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

(a)         A responsible organization shall note in the organization’s ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.

(b)         If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:

(1)         a reference to the demand; and

(2)         the name of the original dissenting owner of the ownership interest.

§ 10.360. RIGHTS OF TRANSFEREE OF CERTAIN OWNERSHIP INTEREST.

A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer. The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.

§ 10.361. PROCEEDING TO DETERMINE FAIR VALUE OF OWNERSHIP INTEREST AND OWNERS ENTITLED TO PAYMENT; APPOINTMENT OF APPRAISERS.

(a)         If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner’s ownership interests in a court in:

(1)         the county in which the organization’s principal office is located in this state; or

(2)         the county in which the organization’s registered office is located in this state, if the organization does not have a business office in this state.

(b)         A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).

(c)         On the filing of a petition by an owner under Subsection (a), service of a copy of the petition shall be made to the responsible organization. Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization shall file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization. If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.

(d)         The clerk of the court in which a petition is filed under this section shall provide by registered mail notice of the time and place set for the hearing to:

(1)         the responsible organization; and

(2)         each owner named on the list described by Subsection (c) at the address shown for the owner on the list.

(e)         The court shall:

(1)         determine which owners have:

(A)         perfected their rights by complying with this subchapter; and

(B)         become subsequently entitled to receive payment for the fair value of their ownership interests; and

(2)         appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).

(f)         The court shall approve the form of a notice required to be provided under this section. The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.

(g)         The beneficial owner of an ownership interest subject to dissenters’ rights held in a voting trust or by a nominee on the beneficial owner’s behalf may file a petition described by Subsection (a) if no agreement between the dissenting owner of the ownership interest and the responsible organization has been reached within the period prescribed by Section 10.358(d). When the beneficial owner files a petition described by Subsection (a):

(1)         the beneficial owner shall at that time be considered, for purposes of this subchapter, the owner, the dissenting owner, and the holder of the ownership interest subject to the petition; and

(2)         the dissenting owner who demanded payment under Section 10.356 has no further rights regarding the ownership interest subject to the petition.

§ 10.362. COMPUTATION AND DETERMINATION OF FAIR VALUE OF OWNERSHIP INTEREST.

(a)         For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters’ rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal. Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.

(b)         In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the domestic entity as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. If the domestic entity has different classes or series of ownership interests, the relative rights and preferences of and limitations placed on the class or series of ownership interests, other than relative voting rights, held by the dissenting owner must be taken into account in the computation of value.

(c)         The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.

§ 10.363. POWERS AND DUTIES OF APPRAISER; APPRAISAL PROCEDURES.

(a)         An appraiser appointed under Section 10.361 has the power and authority that:

(1)         is granted by the court in the order appointing the appraiser; and

(2)         may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.

(b)         The appraiser shall:

(1)         determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and

(2)         file with the court a report of that determination.

(c)         The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate. A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).

(d)         The clerk of the court appointing the appraiser shall provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.

§ 10.364. OBJECTION TO APPRAISAL; HEARING.

(a)         A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).

(b)         If an objection to a report is raised under Subsection (a), the court shall hold a hearing to determine the fair value of the ownership interest that is the subject of the report. After the hearing, the court shall require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.

(c)         Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.

(d)         The responsible organization shall:

(1)         immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and

(2)         pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.

(e)         On payment of the judgment, the dissenting owner does not have an interest in the:

(1)         ownership interest for which the payment is made; or

(2)         responsible organization with respect to that ownership interest.

§ 10.365. COURT COSTS; COMPENSATION FOR APPRAISER.

(a)         An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.

(b)         All court costs shall be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.

§ 10.366. STATUS OF OWNERSHIP INTEREST HELD OR FORMERLY HELD BY DISSENTING OWNER.

(a)         An ownership interest of an organization acquired by a responsible organization under this subchapter:

(1)         in the case of a merger, conversion, or interest exchange, shall be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and

(2)         in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.

(b)         An owner who has demanded payment for the owner’s ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of an owner with respect to the ownership interest except the right to:

(1)         receive payment for the ownership interest under this subchapter; and

(2)         bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.

(c)         An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.

§ 10.367. RIGHTS OF OWNERS FOLLOWING TERMINATION OF RIGHT OF DISSENT.

(a)         The rights of a dissenting owner terminate if:

(1)         the owner withdraws the demand under Section 10.356;

(2)         the owner’s right of dissent is terminated under Section 10.356;

(3)         a petition is not filed within the period required by Section 10.361; or

(4)         after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.

(b)         On termination of the right of dissent under this section:

(1)         the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;

(2)         the owner’s right to be paid the fair value of the owner’s ownership interests ceases;

(3)         the owner’s status as an owner of those ownership interests is restored, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent action;

(4)         the dissenting owner is entitled to receive the same cash, property, rights, and other consideration received by owners of the same class and series of ownership interests held by the owner, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were canceled, converted, or exchanged as a result of the action or a subsequent action;

(5)         any action of the domestic entity taken after the date of the demand for payment by the owner under Section 10.356 will not be considered ineffective or invalid because of the restoration of the owner’s ownership interests or the other rights or entitlements of the owner under this subsection; and

(6)         the dissenting owner is entitled to receive dividends or other distributions made after the date of the owner’s payment demand under Section 10.356, to owners of the same class and series of ownership interests held by the owner as if the demand had not been made, subject to any change in or adjustment to the ownership interests because of an action taken by the domestic entity after the date of the demand.

§ 10.368. EXCLUSIVITY OF REMEDY OF DISSENT AND APPRAISAL.

In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of:

(1)        the value of the ownership interest; or

(2)        money damages to the owner with respect to the action.

(End of Appendix C)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.        Indemnification of Directors and Officers of Independent

Article VI of Independent’s certificate of formation and Article VI of Independent’s bylaws provide that Independent shall indemnify any person made a party to or involved in any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of Independent or is or was serving at the request of Independent as a director or officer of another foreign or domestic association, corporation, partnership, joint venture, trust or other entity, or employee benefit plan (whether such action, suit or proceeding is based in whole or in part on the sole or contributory gross or ordinary negligence of such person or otherwise).

Article VII of Independent’s certificate of formation provides that a director of Independent shall not be liable to Independent or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, subject to certain limitations.

In Article VI of Independent’s certificate of formation and Article VI of Independent’s bylaws, Independent makes mandatory for directors and officers the indemnification provided for in Section 8.101 of the Texas Business Organizations Code (“TBOC”), which provides that, subject to certain limitations, a corporation may indemnify a governing person, former governing person, or delegate who was, is, or is threatened to be made a respondent in a proceeding to the extent permitted by Section 8.102 of the TBOC if it is determined in accordance with Section 8.103 of the TBOC that:

(1)        the person:

(A)        acted in good faith;

(B)        reasonably believed:

(i)        in the case of conduct in the person’s official capacity, that the person’s conduct was in the corporation’s best interests; and

(ii)        in any other case, that the person’s conduct was not opposed to the corporation’s best interests; and

(C)        in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful.

(2)        with respect to expenses, the amount of expenses other than a judgment is reasonable; and

(3)        indemnification should be paid.

Independent has entered into indemnification agreements with the members of its board of directors (each an “indemnitee”). Each indemnification agreement requires Independent to indemnify each indemnitee to the fullest extent permitted by the TBOC and any successor statute thereto when such successor statute becomes applicable to Independent. Independent will also, among other things, make the indemnitee whole for costs in any action to establish indemnitee’s right to indemnification, whether or not wholly successful.

Independent also maintains directors’ and officers’ liability insurance.

The Amended and Restated Certificate of Formation and Third Amended and Restated Bylaws of the Registrant were previously filed with the Securities and Exchange Commission and are incorporated by reference into the registration statement.

Item 21.        Exhibits and Financial Statement Schedules

(a)        List of Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization, dated as of August 22, 2013, by and among the Registrant and Live Oak Financial (included as Appendix A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

3.1	Amended and Restated Certificate of Formation of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-186354) (the “Registration Statement”))

3.2	Certificate of Amendment to Amended and Restated Certificate of Formation of the Registrant (incorporated herein by reference to Exhibit 3.3 to the Registration Statement)

3.3	Third Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registration Statement)

4.1	Form of certificate representing shares of the Registrant’s common stock (incorporated herein by reference to Exhibit 4.1 to the Registration Statement)

4.2	Form of Common Stock Purchase Warrant, with schedules of differences (incorporated herein by reference to Exhibit 4.2 to the Registration Statement)

The other instruments defining the rights of holders of the long-term debt securities of the Registrant and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Registrant hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request.

5.1	Form of Opinion of Andrews Kurth LLP regarding the legality of the securities being registered*

8.1	Form of Opinion of Andrews Kurth LLP as to certain tax matters*

8.2	Form of Opinion of Hunton & Williams LLP as to certain tax matters*

23.1	Consent of McGladrey LLP, independent registered public accounting firm of the Registrant*

23.2	Consent of Andrews Kurth LLP, to be included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference

23.3	Consent of Andrews Kurth LLP, to be included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference

23.4	Consent of Hunton & Williams LLP, to be included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference

24.1	Power of Attorney of Directors and Officers of the Registrant, included on the signature page of this Form S-4 and incorporated herein by reference

99.1	Consent of Sheshunoff & Co. Investment Banking, L.P.*

99.2	Form of Proxy for Special Meeting for Shareholders of Live Oak Financial*

Exhibit Number	Description

Exhibit 101.INS+	XBRL Instance Document

Exhibit 101.SCH+	XBRL Taxonomy Extension Schema Document

Exhibit 101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit 101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit 101.LAB+	XBRL Taxonomy Extension Label Linkbase Document

Exhibit 101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
+	Furnished with this Registration Statement on Form S-4 and not deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, in accordance with Rule 406T of Regulation S-T.

(b)        Financial Statement Schedules

None. All other schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission are not required under the related restrictions or are inapplicable, and, therefore, have been omitted.

(c)        Opinion of Financial Advisor

Furnished as Appendix B to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4.

Item 22.        Undertakings.

The undersigned registrant hereby undertakes:

(a)        (1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)        To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)        To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)        To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(g)        (1)        The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)        The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of McKinney, Texas, on October 10, 2013.

INDEPENDENT BANK GROUP, INC.

By:	/s/ David R. Brooks
David R. Brooks
Chairman and Chief Executive Officer

Power of Attorney

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in their respective capacities and on the respective dates indicated opposite their names. Each person whose signature appears below hereby authorizes each of David R. Brooks, Daniel W. Brooks and Torry Berntsen with full power of substitution, to execute in the name and on behalf of such person any amendment (including any post-effective amendment) to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the registrant deems appropriate, and appoints David R. Brooks, Daniel W. Brooks and Torry Berntsen with full power of substitution, attorney-in-fact to sign any and all amendments (including post-effective amendments and any related registration statement pursuant to Rule 462(b) under the Securities Act) hereto to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith and we do hereby ratify and confirm that said attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David R. Brooks David R. Brooks	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	October 10, 2013

/s/ Michelle S. Hickox Michelle S. Hickox	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	October 10, 2013

/s/ Torry Berntsen Torry Berntsen	President, Chief Operating Officer and Director	October 10, 2013

/s/ Daniel W. Brooks Daniel W. Brooks	Vice Chairman, Chief Risk Officer and Director	October 10, 2013

/s/ M. Brian Aynesworth M. Brian Aynesworth	Director	October 10, 2013

/s/ Douglas A. Cifu Douglas A. Cifu	Director	October 10, 2013

/s/ William E. Fair William E. Fair	Director	October 10, 2013

/s/ Craig E. Holmes Craig E. Holmes	Director	October 10, 2013

/s/ Jack M. Radke Jack M. Radke	Director	October 10, 2013

/s/ G. Stacy Smith G. Stacy Smith	Director	October 10, 2013

/s/ Michael T. Viola Michael T. Viola	Director	October 10, 2013

EXHIBIT LIST

Exhibit Number	Description
2.1	Agreement and Plan of Reorganization, dated as of August 22, 2013, by and among the Registrant and Live Oak Financial (included as Appendix A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

3.1	Amended and Restated Certificate of Formation of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-186354) (the “Registration Statement”))

3.2	Certificate of Amendment to Amended and Restated Certificate of Formation of the Registrant (incorporated herein by reference to Exhibit 3.3 to the Registration Statement)

3.3	Third Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registration Statement)

4.1	Form of certificate representing shares of the Registrant’s common stock (incorporated herein by reference to Exhibit 4.1 to the Registration Statement)

4.2	Form of Common Stock Purchase Warrant, with schedules of differences (incorporated herein by reference to Exhibit 4.2 to the Registration Statement)

The other instruments defining the rights of holders of the long-term debt securities of the Registrant and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Registrant hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request.

5.1	Form of Opinion of Andrews Kurth LLP regarding the legality of the securities being registered*

8.1	Form of Opinion of Andrews Kurth LLP as to certain tax matters*

8.2	Form of Opinion of Hunton & Williams LLP as to certain tax matters*

23.1	Consent of McGladrey LLP, independent registered public accounting firm of the Registrant*

23.2	Consent of Andrews Kurth LLP, to be included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference

23.3	Consent of Andrews Kurth LLP, to be included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference

23.4	Consent of Hunton & Williams LLP, to be included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference

24.1	Power of Attorney of Directors and Officers of the Registrant, included on the signature page of this Form S-4 and incorporated herein by reference

99.1	Consent of Sheshunoff & Co. Investment Banking, L.P.*

99.2	Form of Proxy for Special Meeting for Shareholders of Live Oak Financial*

Exhibit Number	Description

Exhibit 101.INS+	XBRL Instance Document

Exhibit 101.SCH+	XBRL Taxonomy Extension Schema Document

Exhibit 101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit 101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit 101.LAB+	XBRL Taxonomy Extension Label Linkbase Document

Exhibit 101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
+	Furnished with this Registration Statement on Form S-4 and not deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, in accordance with Rule 406T of Regulation S-T.